As filed with the Securities and Exchange Commission on February 6, 2015

Registration No. 333-200598

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

New STERIS Limited

(Exact Name of Registrant as Specified in Its Charter)

England and Wales	339113	98-1203539
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Chancery House, 190 Waterside Road

Hamilton Industrial Park, Leicester LE5 1QZ

United Kingdom

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

J. Adam Zangerle

STERIS Corporation

5960 Heisley Road

Mentor, Ohio 44060

Facsimile: (440) 357-2344

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Mark Gordon Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 Facsimile: (212) 403-1000	J. Adam Zangerle STERIS Corporation 5960 Heisley Road Mentor, Ohio 44060 Facsimile: (440) 357-2344

Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and upon completion of the Merger described in the enclosed proxy statement/prospectus.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such dates as the Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This document shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY—SUBJECT TO COMPLETION—DATED FEBRUARY 6, 2015

Dear STERIS Shareholder:

You are cordially invited to attend a special meeting of the shareholders of STERIS Corporation (“STERIS”) to be held on March 12, 2015 at 9:00 a.m. local time, at STERIS Corporate Headquarters, 5960 Heisley Rd., Mentor, Ohio, 44060 USA.

On October 13, 2014, STERIS and Synergy Health plc (“Synergy”) issued an announcement stating that a newly formed U.K. corporation, New STERIS Limited (“New STERIS”), is commencing a “recommended offer” under English law to effect the combination of STERIS and Synergy (the “Combination”). In connection with the Combination, (i) a wholly owned indirect subsidiary of New STERIS will merge with and into STERIS (the “Merger”) with STERIS surviving the Merger as an indirect wholly owned subsidiary of New STERIS and (ii) New STERIS will acquire all of the outstanding shares of Synergy by means of a court-sanctioned scheme of arrangement (the “Scheme”) under English law. Under the terms of the Combination, (i) STERIS shareholders will receive one New STERIS share for each STERIS share they hold and (ii) Synergy shareholders will receive 439 pence in cash and 0.4308 shares of New STERIS for each Synergy share they hold. As a result of the Combination, both Synergy and STERIS will become wholly owned subsidiaries of New STERIS. It is intended that shares of New STERIS will be listed on the New York Stock Exchange following the completion of the Combination.

STERIS is holding a special meeting of shareholders to seek your approval of the Merger Agreement, which gives effect to the Merger and is a necessary component of the Combination. The proposal to approve the Merger Agreement will be approved if holders of a majority of the outstanding shares of STERIS common shares entitled to vote on the Merger approve such proposal. STERIS shareholders are also being asked to vote on a proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes to approve the proposal to approve the Merger Agreement, and on a non-binding advisory proposal to approve certain compensation arrangements for STERIS’s named executive officers in connection with the Merger. The proposal to adjourn the special meeting will be approved if the number of votes cast in favor exceed the number of votes cast in opposition, and the advisory proposal to approve certain compensation arrangements will be approved if holders of a majority of the outstanding shares of STERIS common shares entitled to vote at the special meeting approve it.

STERIS’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” APPROVAL OF THE MERGER AND EACH OF THE PROPOSALS DESCRIBED ABOVE.

More information about the Combination and the proposals described above is contained in the accompanying proxy statement/prospectus. We urge you to read this document, including the Annexes and the documents incorporated by reference, carefully and in full. In particular, we urge you to read the section captioned “Risk Factors” beginning on page 19.

The close of business on February 9, 2015 has been fixed as the record date for determining the STERIS shareholders entitled to receive notice of and to vote at the special meeting.

We are not asking for a proxy from Synergy shareholders and Synergy shareholders are requested not to send us a proxy. Synergy shareholders are not entitled to vote on the matters described above. Synergy shareholders are expected to receive a separate circular and should read and respond to that document.

Your vote is very important. Whether or not you plan to attend the special meeting, please vote as soon as possible by following the instructions in the accompanying proxy statement/prospectus. A failure to vote, failure to instruct a bank, broker or nominee or abstention from voting will have the same effect as a vote “AGAINST” the proposal to approve the Merger Agreement.

We look forward to seeing you at the special meeting and appreciate your support.

Sincerely,

WALTER M ROSEBROUGH, JR.

President and

Chief Executive Officer

JOHN P. WAREHAM

Chairman of the Board

None of the U.S. Securities and Exchange Commission, the U.K. Financial Conduct Authority nor any state securities commission has approved or disapproved any of the transactions described in this proxy statement/prospectus or the securities to be issued under this document or passed upon the adequacy or accuracy of this document. Any representation to the contrary is a criminal offense. This proxy statement/prospectus does not constitute an offer to buy or sell, or a solicitation of an offer to buy or sell, any securities, or a solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. For the avoidance of doubt, this proxy statement/prospectus does not constitute an offer to buy or sell securities or a solicitation of an offer to buy or sell any securities in the U.K. or any other state in the European Economic Area or a solicitation of a proxy under the laws of England and Wales, and it is not intended to be, and is not, a prospectus or an offer document for the purposes of the U.K. Financial Conduct Authority’s Prospectus Rules or Listing Rules.

The accompanying proxy statement/prospectus is dated February 6, 2015, and is first being mailed to STERIS shareholders on or about February 6, 2015.

NOTICE OF SPECIAL MEETING

Important Notice Regarding the Special Meeting on March 12, 2015

A special meeting of shareholders of STERIS Corporation (“STERIS”) will be held on March 12, 2015, at 9:00 a.m. local time at STERIS Corporate Headquarters, 5960 Heisley Rd., Mentor, Ohio, 44060 USA for the following purposes:

1.	To adopt the Agreement and Plan of Merger, dated as of October 13, 2014 (the “Merger Agreement”), by and among STERIS, New STERIS Limited, a private limited company organized under the laws of England and Wales and a subsidiary of STERIS (“New STERIS”), Solar US Holding Co., a Delaware corporation and wholly owned subsidiary of New STERIS (“STERIS Holdings”), Solar US Parent Co., a Delaware corporation and indirect wholly owned subsidiary of New STERIS (“STERIS U.S.”), and Solar US Merger Sub Inc., an Ohio corporation and indirect wholly owned subsidiary of New STERIS (“Merger Sub”);

2.	To approve, on a non-binding, advisory basis, the compensation that may be paid or become payable to STERIS’s named executive officers in connection with the completion of the Merger; and

3.	To approve any motion to adjourn the special meeting, or any postponement thereof, to another time or place if necessary or appropriate (i) to solicit additional proxies if there are insufficient votes at the time of the special meeting to adopt the Merger Agreement, (ii) to provide to STERIS shareholders any supplement or amendment to the proxy statement/prospectus and/or (iii) to disseminate any other information which is material to STERIS shareholders voting at the special meeting.

The STERIS board of directors unanimously determined that the Merger Agreement and the other transactions contemplated thereby are in the best interests of STERIS and approved the Merger Agreement. The STERIS board of directors unanimously recommends that STERIS shareholders vote “FOR” the proposal to approve the Merger Agreement, “FOR” the non-binding advisory proposal to approve certain compensatory arrangements between STERIS and certain named STERIS executive officers relating to the Combination and “FOR” the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the proposal to approve the Merger Agreement.

The STERIS board of directors has fixed the close of business on February 9, 2015 as the record date for determination of STERIS shareholders entitled to receive notice of, and to vote at, the special meeting or any adjournments or postponements thereof. Only holders of record of common share, no par value per share, of STERIS (“STERIS common shares”) at the close of business on the record date are entitled to receive notice of, and to vote at, the special meeting. Approval of the Merger Agreement requires the affirmative vote of holders of a majority of the outstanding shares of STERIS common shares entitled to vote at the special meeting.

Your vote is very important. A failure to vote in person, grant a proxy for your shares, or instruct a bank, broker or nominee how to vote at the special meeting will have the same effect as a vote “AGAINST” the proposal to approve the Merger Agreement. Whether or not you expect to attend the special meeting in person, we urge you to submit a proxy to vote your shares as promptly as possible by either: (1) logging onto www.proxyvote.com and following the instructions on your proxy card; (2) dialing 1-800-690-6903 and listening for further directions; or (3) signing and returning the enclosed proxy card in the postage-paid envelope provided, so that your shares may be represented and voted at the special meeting. If your shares are held in the name of a broker, bank or other nominee, please follow the instructions on the voting instruction card furnished by the plan administrator, or record holder, as appropriate.

The enclosed proxy statement/prospectus provides a detailed description of the Combination and the Merger Agreement. We urge you to read this proxy statement/prospectus, including any documents incorporated by reference, and the Annexes carefully and in their entirety. In particular, we urge you to read the section captioned “Risk Factors” beginning on page 19.

We are not asking for a proxy from Synergy shareholders and Synergy shareholders are requested not to send us a proxy. Synergy shareholders are not entitled to vote on the matters described above. Synergy shareholders are expected to receive a separate circular and should read and respond to that document.

If you have any questions concerning the Combination or this proxy statement/prospectus, would like additional copies of this proxy statement/prospectus or need help voting your shares of STERIS common shares, please contact STERIS’s proxy solicitor using the contact instructions on the enclosed proxy card.

Sincerely,

J. Adam Zangerle

Secretary

Mentor, Ohio

February 6, 2015

THIS PROXY STATEMENT/PROSPECTUS INCORPORATES IMPORTANT ADDITIONAL INFORMATION

The accompanying proxy statement/prospectus incorporates by reference important business and financial information about STERIS Corporation (“STERIS”) from documents that are not included in or delivered with the proxy statement/ prospectus. This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference in the accompanying proxy statement/prospectus by requesting them in writing or by telephone at the following address and telephone number.

STERIS Corporation

Attn: Investor Relations

5960 Heisley Road

Mentor, Ohio 44060

1-800-548-4873

In addition, if you have questions about the Combination or the special meeting, or if you need to obtain copies of the accompanying proxy statement/prospectus, proxy card or other documents incorporated by reference in the proxy statement/prospectus, you may contact the company listed below. You will not be charged for any of the documents you request.

Georgeson Inc.

480 Washington Blvd., 26th Floor

Jersey City, NJ 07310

Banks, Brokers and Shareholders

Call Toll-Free (888) 206-5970

If you would like to request documents, please do so by March 9, 2015, in order to receive them before the special meeting.

For a more detailed description of the information incorporated by reference in the accompanying proxy statement/prospectus and how you may obtain it, see the section captioned “Where You Can Find More Information” beginning on page 170 of the accompanying proxy statement/prospectus.

i

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document constitutes a prospectus of New STERIS Limited (“New STERIS”) under Section 5 of the Securities Act with respect to the New STERIS ordinary shares to be issued to STERIS shareholders in the Merger pursuant to the Agreement and Plan of Merger, dated as of October 13, 2014, by and among New STERIS, STERIS, Solar US Holding Co., a Delaware corporation and wholly owned subsidiary of New STERIS (“STERIS Holdings”), Solar US Parent Co., a Delaware corporation and indirect wholly owned subsidiary of New STERIS (“STERIS U.S.”), and Solar US Merger Sub Inc., an Ohio corporation and indirect wholly owned subsidiary of New STERIS (“Merger Sub”). This document is also a notice of meeting and a proxy statement under Ohio law with respect to the special meeting at which STERIS shareholders will be asked to consider and vote upon the proposal to approve the Merger Agreement (as defined in this proxy statement/prospectus) and certain related proposals.

No person has been authorized to provide you with information that is different from what is contained in, or incorporated by reference into, this proxy statement/prospectus, and, if given or made, such information must not be relied upon as having been authorized. This proxy statement/prospectus does not constitute an offer to sell, or the solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any circumstances in which such offer or solicitation is unlawful. The distribution or possession of the proxy statement/prospectus in or from certain jurisdictions may be restricted by law. You should inform yourself about and observe any such restrictions, and none of either STERIS, Synergy or New STERIS accepts any liability in relation to any such restrictions.

Neither the distribution of this proxy statement/prospectus nor the issuance by New STERIS of New STERIS ordinary shares in connection with the Combination shall, under any circumstances, create any implication that there has been no change in the affairs of STERIS, Synergy or New STERIS since the date of this proxy statement/prospectus or that the information contained in this proxy statement/prospectus is correct as of any time subsequent to its date.

Information contained in this proxy statement/prospectus regarding Synergy has been provided by Synergy and information contained in this proxy statement/prospectus regarding STERIS, New STERIS, STERIS Holdings, STERIS U.S. and Merger Sub has been provided by STERIS.

ii

QUESTIONS AND ANSWERS ABOUT THE COMBINATION

The following questions and answers are intended to address briefly some commonly asked questions regarding the proposed Combination and the Special Meeting (each as defined below). These questions and answers only highlight some of the information contained in this proxy statement/prospectus. They may not contain all of the information that is important to you. You should read carefully this entire proxy statement/prospectus, including the annexes and the documents incorporated by reference into this proxy statement/prospectus, to understand fully the proposed Combination and the voting procedures for the Special Meeting. See the section captioned “Where You Can Find More Information” beginning on page 170. Unless otherwise indicated or the context requires, all references in this proxy statement/prospectus to:

•	“Board” refers to STERIS’s board of directors, New STERIS’s board of directors or Synergy’s board of directors, as the context suggests.

•	“Combination” refers to the combination of STERIS and Synergy by means of the Merger and the Scheme (each as defined below).

•	“Companies Act” refers to the U.K. Companies Act 2006, as amended.

•	“Contractual Offer” means a takeover offer as defined in section 974 of the Companies Act.

•	“Court” refers to the High Court of Justice in England and Wales.

•	“CRSU” means a career restricted stock unit.

•	“dollars” or “$” refers to U.S. dollars.

•	“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

•	“Internal Revenue Code” or “Code” means the U.S. Internal Revenue Code of 1986, as amended.

•	“Merger” means the merger of Merger Sub with and into STERIS, with STERIS continuing as the surviving corporation, pursuant to the Agreement and Plan of Merger, dated as of October 13, 2014, among New STERIS, STERIS, STERIS Holdings, STERIS U.S., and Merger Sub.

•	“Merger Sub” refers to Solar US Merger Sub Inc., an Ohio corporation and indirect wholly owned subsidiary of New STERIS.

•	“Named Executive Officers” refers to the first five individuals listed in the section entitled “Stock Ownership of Directors and Executive Officers” beginning on page 104.

•	“New STERIS” refers to New STERIS Limited, currently a private limited company organized under the laws of England and Wales and a wholly owned subsidiary of STERIS, which will be re-registered as a public limited company and renamed STERIS plc before or after the completion of the Scheme (or, if the Scheme is converted to a Contractual Offer, before or after the completion of the Contractual Offer).

•	“New STERIS shares” or “New STERIS ordinary shares” refers to ordinary shares of New STERIS.

•	“New STERIS shareholders” refers to the holders of New STERIS ordinary shares.

•	“Offer” means the proposed offer by New STERIS for the entire issued and to be issued share capital of Synergy to be implemented by means of the Scheme or, if STERIS so elects, by means of a Contractual Offer, on the terms and subject to the conditions of the Rule 2.7 Announcement.

•	“OGCL” refers to the Ohio General Corporate Law.

•	“Option” means a stock option.

•	“our,” “we” or “us” refers to STERIS.

•	“pounds” or “£” refers to U.K. pounds sterling.

•	“Restricted Share” means a restricted share.

•	“RSU” means a restricted stock unit.

•	“Rule 2.7 Announcement” means the announcement in respect of the Combination issued by STERIS pursuant to Rule 2.7 of the Takeover Code.

•	“SAR” means a stock appreciation right.

•	“Scheme” means the scheme of arrangement proposed to be made under Part 26 of the Companies Act between Synergy and the Synergy shareholders, with or subject to any modification, addition or condition approved or imposed.

•	“Scheme Document” means the document containing the Scheme of Arrangement.

•	“Special Meeting” means the special meeting of the shareholders of STERIS Corporation to be held on March 12, 2015, and any adjournment or postponement of this meeting.

•	“STERIS” refers to STERIS Corporation, an Ohio corporation.

•	“STERIS shareholders” refers to the holders of STERIS shares.

•	“STERIS shares” refers to outstanding common shares of STERIS, no par value.

•	“Synergy” refers to Synergy Health plc, a public limited company organized under the laws of England and Wales.

•	“Synergy ordinary shares” or “Synergy shares” refers to outstanding ordinary shares of Synergy, par value 0.625 pence per share.

•	“Synergy shareholders” refers to the holders of Synergy ordinary shares.

•	“Takeover Code” refers to the City Code on Takeovers and Mergers.

•	“Takeover Panel” refers to the U.K. Panel on Takeovers and Mergers.

Q:	Whose proxies are being solicited?

A:	Only STERIS shareholders’ proxies are being solicited. We are not soliciting any proxies or votes from Synergy shareholders through this proxy statement/prospectus.

If you are a Synergy shareholder and not a STERIS shareholder, and you have received or gained access to this proxy statement/prospectus, you should disregard it completely and should not treat it as any solicitation of your proxy, vote or support on any matter. If you are both a STERIS shareholder and a Synergy shareholder, you should treat this proxy statement/prospectus as soliciting only your proxy with respect to the STERIS shares held by you and should not treat it as a solicitation of your proxy, vote or support on any matter with respect to your Synergy shares. Synergy shareholders are expected to receive a separate circular and should read and respond to such circular.

Q:	When and where is the Special Meeting?

A:	STERIS will hold a special meeting on March 12, 2015, at 9:00 a.m. local time at STERIS Corporate Headquarters, 5960 Heisley Rd., Mentor, Ohio, USA (unless the meeting is adjourned or postponed).

Q:	What am I being asked to vote on at the Special Meeting?

You are being asked to consider and vote on the following proposals:

1.	to adopt the Agreement and Plan of Merger, dated as of October 13, 2014 (the “Merger Agreement”), by and among STERIS, New STERIS, STERIS Holdings, STERIS U.S., and Merger Sub, which is attached as Annex A to this proxy statement/prospectus and as described in the section captioned “Proposal 1—Approval of the Merger Agreement” beginning on page 42 (the “Merger Agreement Proposal”);

2.	to approve, on a non-binding, advisory basis, the compensation that may be paid or become payable to STERIS’s Named Executive Officers in connection with the completion of the Merger as described in the section captioned “Proposal 2—Advisory (Non-Binding) Vote on Merger-Related Compensation for STERIS’s Named Executive Officers” beginning on page 102 of the enclosed proxy statement/prospectus (the “Non-Binding Compensation Proposal”); and

3.	to approve any motion to adjourn the Special Meeting, or any postponement thereof, to another time or place if necessary or appropriate (i) to solicit additional proxies if there are insufficient votes at the time of the Special Meeting to adopt the Merger Agreement, (ii) to provide to STERIS shareholders any supplement or amendment to the proxy statement/prospectus and/or (iii) to disseminate any other information which is material to STERIS shareholders voting at the Special Meeting (the “Adjournment Proposal”).

Approval of the Non-Binding Compensation Proposal and approval of the Adjournment Proposal are not conditions to completion of the Combination or the Scheme.

Q:	Does the STERIS Board recommend approval of the proposals?

A:	YES. STERIS’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” APPROVAL OF THE MERGER AND EACH OF THE PROPOSALS DESCRIBED ABOVE.

Q:	When is the Combination expected to be completed?

A:	As of the date of this proxy statement/prospectus, both STERIS and Synergy are continuing to work toward closing the Combination by April 1, 2015. However, certain factors, including substantial compliance with the U.S. Federal Trade Commission’s “second request” as discussed further in “Proposal 1—Approval of the Merger Agreement—Regulatory Approvals,” may extend the transaction timing beyond April 1, 2015 and no assurance can be provided as to when or if the Combination will be completed. The required vote of Synergy shareholders and STERIS shareholders to approve the relevant shareholder proposals at their respective meetings, as well as the sanction and confirmation of the Court and the necessary regulatory consents and approvals, must be obtained and other conditions specified in Appendix 2 of the Rule 2.7 Announcement included as Annex B to this proxy statement/prospectus must be satisfied or, to the extent applicable, waived.

Q:	Why am I being asked to vote on the Non-Binding Compensation Proposal?

A:	Under Section 14A of the Exchange Act and Rule 14a-21(c) thereunder, STERIS shareholders are entitled to an advisory (non-binding) vote on the compensation that may be paid or become payable to the STERIS Named Executive Officers in connection with the Merger as disclosed in this proxy statement/prospectus. Approval by the STERIS shareholders of the compensation that may be paid or become payable to the STERIS Named Executive Officers in connection with the Merger is not a condition to completion of the Merger, and the advisory vote is not binding on STERIS. Regardless of the outcome of this advisory vote, such compensation will be payable, subject only to the terms and conditions applicable thereto, if the Merger is completed. See “Interests of Certain Persons in Matters to be Acted Upon—Quantification of Potential Payments and Benefits to STERIS’s Named Executive Officers in Connection with the Merger” and “Proposal 2—Advisory (Non-Binding) Vote on Merger-Related Compensation for STERIS’s Named Executive Officers.”

Q:	Who is entitled to vote at the Special Meeting?

A:

The close of business on February 9, 2015 has been fixed as the record date for determining the STERIS shareholders entitled to receive notice of and to vote at the Special Meeting (the “Record Date”). Each STERIS share is entitled to one vote on each matter to be voted upon at the Special Meeting, and both shareholders of record and non-record (beneficial) shareholders will be entitled to vote. If you are a non-record (beneficial) holder of STERIS shares, to vote you must instruct your broker or other intermediary how to vote.

Q:	What if I sell my STERIS shares before the Special Meeting?

A:	The Record Date is earlier than the date of Special Meeting and the date that the Combination is expected to be completed. If you transfer your STERIS shares after the Record Date but before the Special Meeting and unless you make arrangements to the contrary with your transferee, you will retain your right to vote at the Special Meeting, but will have transferred the right to receive New STERIS ordinary shares pursuant to the Merger. In order to receive the New STERIS ordinary shares, you must hold your shares through the completion of the Combination.

Q:	What constitutes a quorum at the Special Meeting?

A:	A quorum of STERIS shareholders is necessary to validly hold the Special Meeting. A quorum will be present if a majority of the outstanding shares of our common stock on the Record Date are represented at the Special Meeting, either in person or by proxy. Your shares will be counted for purposes of determining a quorum if you vote:

•	via the Internet;

•	by telephone;

•	by submitting a properly executed proxy card or voting instruction form by mail; or

•	in person at the Special Meeting.

Abstentions will be counted for determining whether a quorum is present for the Special Meeting.

Q:	What vote is needed to approve each of the proposals?

A:	Approval of each of the Merger Agreement Proposal and the Non-Binding Compensation Proposal requires an affirmative vote of the holders of a majority of the STERIS shares outstanding and entitled to vote on this proposal. Approval of the Adjournment Proposal requires approval by a majority of shares present and voting, whether or not a quorum is present.

STERIS’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” EACH OF THE PROPOSALS.

Q:	What is the effect if I do not cast my vote?

A:	If a shareholder of record does not cast its vote by proxy or in any other permitted fashion, no votes will be cast on behalf of such shareholder of record on any of the items of business at the Special Meeting. If a non-record (beneficial) shareholder does not instruct its broker or other intermediary on how to vote on any of the proposals at the Special Meeting, no votes will be cast on behalf of such non-record (beneficial) shareholder with respect to such items of business.

If you fail to submit a proxy or vote in person at the Special Meeting, or you vote to abstain, or you do not provide your bank, brokerage firm or other nominee or intermediary with instructions, as applicable, this will have the same effect as a vote “against” each of the Merger Agreement Proposal and the Non-Binding Compensation Proposal. If you vote to abstain, this will count as a vote “against” the Adjournment Proposal.

Your vote is very important. Whether or not you plan to attend the Special Meeting, please vote as soon as possible by following the instructions in this proxy statement/prospectus.

Q:	What is the difference between holding STERIS shares as a shareholder of record and holding STERIS shares as a non-record (beneficial) holder?

A:	If your STERIS shares are owned directly in your name with our transfer agent, Computershare, N.A., you are considered a “shareholder of record” of those shares.

If your STERIS shares are held in a brokerage account or by a bank or other nominee, you hold those shares in “street name” and are considered a “non-record (beneficial) shareholder.”

Q:	How do I vote my shares?

A:	The voting process differs depending on whether you are a shareholder of record or a non-record (beneficial) shareholder:

Shareholder of Record

If you are a shareholder of record, a proxy card is enclosed with this proxy statement/prospectus to enable you to vote, or to appoint a proxyholder to vote on your behalf, at the Special Meeting. Whether or not you plan to attend the Special Meeting, you may vote your STERIS shares by proxy by any one of the following methods:

•	by mail: Mark, sign and date your proxy card and return it in the postage paid envelope enclosed to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. Broadridge must receive your proxy card not later than 11:59 p.m. (Eastern Time) on March 11, 2015 in order for your vote to be counted;

•	by telephone: Call toll-free 1-800-690-6903. You will be prompted to provide your control number printed on the proxy card below your preprinted name and address. The telephone voting service is available until 11:59 p.m. (Eastern Time) on March 11, 2015; and

•	via the Internet: Go to www.proxyvote.com and follow the instructions on the website and complete your proxy voting prior to 11:59 p.m. (Eastern Time) on March 11, 2015. We provide Internet proxy voting to allow you to vote your STERIS shares online, with procedures designed to ensure the authenticity and correctness of your proxy vote instructions;

if the Special Meeting is adjourned or postponed, Broadridge must receive your proxy card or your vote via telephone or Internet not later than 11:59 p.m. (Eastern Time) on the business day immediately preceding the date of any rescheduled meeting.

Voting your STERIS shares by proxy does not prevent you from attending the Special Meeting in person.

Non-record (beneficial) shareholders

If you are a non-record (beneficial) shareholder, your intermediary (or its agent) will send you a voting instruction form or proxy form with this proxy statement/prospectus. Properly completing such form and returning it to your intermediary (or its agent) will instruct your intermediary how to vote your STERIS shares at the Special Meeting on your behalf. You should carefully follow the instructions provided by your intermediary (or its agent) and contact your intermediary (or its agent) promptly if you need help.

If you do not intend to attend the Special Meeting and vote in person, mark your voting instructions on the voting instruction form or proxy form, sign it, and return it as instructed by your intermediary (or its agent). Your intermediary (or its agent) may have also provided you with the options of voting by telephone or Internet, similar to those applicable to shareholders of record set forth above.

If you wish to vote in person at the Special Meeting, follow the instructions provided by your intermediary (or its agent).

In addition, your intermediary (or its agent) may need to receive your voting instructions in sufficient time in advance for your intermediary to act on them prior to the deadline for the deposit of proxies of 11:59 p.m. (Eastern Time) on March 11, 2015, or, in the case of any adjournment or postponement of the Special Meeting, 11:59 p.m. (Eastern Time) on the business day immediately preceding the date of any rescheduled meeting.

Q:	If my STERIS shares are held in a brokerage account or in “street name” will my broker or other intermediary vote them for me?

A:	If you own your STERIS shares through a bank, trust company, securities broker or other intermediary, you will receive instructions from your intermediary on how to instruct them to vote your STERIS shares, including by completing a voting instruction form, or providing instructions by telephone or fax or through the Internet. If you do not receive such instructions, you may contact your intermediary to request them. In accordance with rules issued by the New York Stock Exchange (the “NYSE”), intermediaries who hold STERIS shares in “street name” for customers may not exercise their voting discretion with respect to the proposals.

Accordingly, if you do not provide your intermediary with instructions on how to vote your street name shares, your intermediary will not be permitted to vote them at the Special Meeting.

Q:	How do I appoint a proxyholder?

A:	Your proxyholder is the person you appoint to cast your votes on your behalf. You can choose anyone you want to be your proxyholder; it does not have to be either of the persons we have designated in the proxy card. To designate a different person to be your proxyholder, write in the name of the person you would like to appoint in the blank space provided in the proxy card. Please ensure that the person you have appointed will be attending the Special Meeting and is aware that he or she will be voting your STERIS shares.

If you sign the proxy card without naming your own proxyholder, you appoint Walter M Rosebrough, Jr., Michael J. Tokich and J. Adam Zangerle as your proxyholders, either of whom will be authorized to vote and otherwise act for you at the Special Meeting (including any postponements or adjournments of the Special Meeting).

Q:	How will my shares be voted if I give my proxy?

A:	On the proxy card, you can indicate how you want your proxyholder to vote your STERIS shares, or you can let your proxyholder decide for you by signing and returning the proxy card without indicating a voting preference for one or more of the proposals. If you have specified on the proxy card how you want to vote on a particular proposal (by marking, as applicable, “for” or “against”), then your proxyholder must vote your STERIS shares accordingly.

Q:	What if I return a proxy card or otherwise vote but do not make specific choices?

A:	Shareholder of Record

If you are a shareholder of record and you submit your proxy through the Internet or by telephone without indicating your vote, or if you sign and return a STERIS proxy card without giving specific voting instructions, then the proxyholders will vote your shares in the manner recommended by the STERIS Board on all matters presented in this proxy statement/prospectus and as the proxyholders may determine in their discretion with respect to any other matters properly presented for a vote at the Special Meeting.

Non-record (Beneficial) Shareholders

If you are a non-record (beneficial) shareholder and you do not provide the organization that holds your STERIS shares with specific instructions, under the rules of various national and regional securities exchanges, the organization that holds your STERIS shares may generally vote on routine matters but cannot vote on non-routine matters. If the organization that holds your STERIS shares does not receive instructions from you on how to vote your STERIS shares on a non-routine matter, the organization that holds your STERIS shares will inform the inspector for the Special Meeting that it does not have the authority to vote on this matter with respect to your STERIS shares. This is generally referred to as a “broker non-vote.” When STERIS’s inspector of elections tabulates the votes for any particular matter, broker non-votes will be counted for purposes of determining whether a quorum is present, but will have the same effect as a vote “against” the Merger Agreement Proposal and the Non-Binding Compensation Proposal. Broker non-votes will not have any effect with regard to the vote on the Adjournment Proposal. STERIS encourages you to provide voting instructions to the organization that holds your STERIS shares to ensure that your vote is counted on all three proposals.

Q:	I am a participant in the STERIS Corporation 401(k) Plan. Can I vote the STERIS shares that I hold through the plan? If so, how do I vote?

A:	Yes. Participants in the STERIS Corporation 401(k) Plan and Trust (the “Plan”) may submit to Vanguard Fiduciary Trust Company, the Trustee under the Plan, their voting direction with respect to the STERIS shares credited to their respective accounts. This voting direction may be accomplished through use of the Internet, by telephone or by mail. To the extent that the Trustee does not receive voting instruction from participants for the STERIS shares credited to their respective accounts under the Plan, these STERIS shares will be voted by the Trustee in the same proportion as it votes those STERIS shares with respect to which it did receive voting instructions. Please note that the deadline for submitting your voting instructions to the Trustee differs from other deadlines for submitting voting instructions or proxies. Broadridge must receive your instructions, either via mail, telephone, or Internet by 5:00 p.m. local time three days prior to the date of the Special Meeting.

Q:	What is “householding”?

A:	The SEC has adopted rules that permit companies and intermediaries (such as brokers or banks) to satisfy the delivery requirements for proxy statements with respect to two or more security holders sharing the same address by delivering a single notice or proxy statement addressed to those security holders. This process, which is commonly referred to as “householding,” potentially provides extra convenience for security holders and cost savings for companies.

Several brokers and banks with accountholders who are STERIS shareholders will be “householding” our proxy materials. As indicated in the notice provided by these brokers to STERIS shareholders, a single proxy statement will be delivered to multiple shareholders sharing an address unless contrary instructions have been received from an affected shareholder. Once you have received notice from your broker that it will be “householding” communications to your address, “householding” will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in “householding” and you prefer to receive a separate proxy statement, please notify your broker or contact our proxy solicitor, Georgeson Inc. at (888) 206-5970, or write us at Investor Relations, STERIS Corporation, 5960 Heisley Road, Mentor, Ohio 44060. STERIS shareholders who currently receive multiple copies of the proxy statement at their address and would like to request “householding” of their communications should contact their broker or bank.

Q:	If I change my mind, can I change my vote or revoke my proxy once I have given it?

A:

Yes. If you are a non-record (beneficial) shareholder, you can revoke your prior voting instructions by providing new instructions on a voting instruction form or proxy form with a later date, or at a later time in the case of voting by telephone or through the Internet. Otherwise, contact your intermediary (or its agent) if you want to revoke your proxy or change your voting instructions, or if you change your mind and want to vote in person. Any new voting instructions given to an intermediary (or its agent) in connection with the revocation of proxies may need to be received with sufficient time to allow the intermediary to act on such instructions prior to the deadline for the deposit of proxies of 11:59 p.m. (Eastern Time), on March 11, 2015, or, in the case of any adjournment or postponement of the Special Meeting, 11:59 p.m. (Eastern Time) on the business day immediately preceding the date of any rescheduled meeting.

If you are a shareholder of record, you may revoke any proxy that you have given until the time of the Special Meeting by voting again by telephone or through the Internet as instructed above, by signing and dating a new proxy card and submitting it as instructed above, by giving written notice of such revocation to STERIS’s Corporate Secretary at our address, by revoking it in person at the Special Meeting, or by voting by ballot at the Special Meeting. If you choose to submit a proxy multiple times whether by telephone, through the Internet or by mail, or a combination thereof, only your latest vote, not revoked and received prior to 11:59 p.m. (Eastern Time), on March 11, 2015 (or, in the case of any adjournment or postponement of the Special Meeting, 11:59 p.m. (Eastern Time) on the business day immediately preceding the date of any rescheduled meeting) will be counted. A shareholder of record participating in person, in a vote by ballot at the Special Meeting, will automatically revoke any proxy previously given by that shareholder regarding business considered by that vote. However, attendance at the Special Meeting by a registered shareholder who has voted by proxy does not alone revoke such proxy.

Q:	Who will count the votes?

A:	Representatives from Broadridge Financial Services and the inspector of elections will count the votes.

Q:	Who is soliciting my proxy?

A:	The STERIS Board is soliciting your proxy for use at the Special Meeting to be held on March 12, 2015 at 9:00 a.m. local time at STERIS Corporate Headquarters, 5960 Heisley Rd, Mentor, Ohio, USA (or any adjournments or postponements of that meeting). It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally, by advertisement or by telephone, by directors, officers or employees of STERIS without special compensation or by STERIS’s proxy solicitor, Georgeson Inc. This proxy statement/prospectus describes the voting procedures and the proposals to be voted on at the Special Meeting.

Q:	Are STERIS shareholders able to exercise dissenters’ or appraisal rights with respect to the matters being voted upon at the Special Meeting?

A:	No, STERIS shareholders will not be entitled to dissenters’ or appraisal rights.

Q:	Where can I find more information on STERIS and Synergy?

A:	You can find more information about STERIS and Synergy from various sources described in the section captioned “Where You Can Find More Information” on page 170.

Q:	Who should I contact if I have additional questions concerning the proxy statement/prospectus or the proxy card?

A:	If you have any questions concerning the information contained in this proxy statement/prospectus or require assistance completing the proxy card, you may contact Georgeson Inc. as follows:

Georgeson Inc.

480 Washington Blvd., 26th Floor

Jersey City, NJ 07310

Banks, Brokers and Shareholders

Call Toll-Free (888) 206-5970

SUMMARY

This summary highlights selected information contained in this proxy statement/prospectus and may not contain all of the information that may be important to you. We urge you to read this document, including the Annexes and the documents incorporated by reference, carefully and in full. In particular, we urge you to read the section captioned “Risk Factors” beginning on page 19. The page references have been included in this summary to direct you to a more complete description of the topics presented below. See also the section entitled “Where You Can Find More Information” beginning on page 170.

Overview of the Combination (Page 42)

The Combination will be implemented in two main steps, which are the Scheme and the Merger:

In the Scheme:

•	the Synergy ordinary shares, other than Synergy ordinary shares held by Synergy in treasury, will be cancelled;

•	Synergy shareholders will receive 439 pence in cash and will be issued 0.4308 New STERIS ordinary shares in consideration for each Synergy ordinary share so cancelled; and

•	Synergy will become a wholly owned subsidiary of New STERIS.

In the Merger:

•	Merger Sub will be merged with and into STERIS;

•	each STERIS share, other than STERIS shares held by STERIS as treasury stock, will be converted into the right to receive one New STERIS ordinary share; and

•	STERIS will become a wholly owned subsidiary of New STERIS.

As a result of the Combination, STERIS and Synergy will each become wholly owned subsidiaries of New STERIS, and STERIS shareholders and Synergy shareholders will become New STERIS shareholders. We estimate that, upon the completion of the Combination, STERIS shareholders will own approximately 70% of the New STERIS ordinary shares, and Synergy shareholders will receive approximately £265 million in cash in the aggregate and will own approximately 30% of the New STERIS ordinary shares.

This transaction structure brings the two entities together under common ownership while allowing both entities’ legal corporate status to survive. New STERIS was incorporated in the United Kingdom because a U.K. incorporation was deemed to be the most efficient and beneficial for the combined company with respect to regulatory and governmental relations, financial and global cash management flexibility and tax. The United Kingdom enjoys strong relationships as a member of the European Union, and has a long history of international investment and a good network of commercial, tax, and other treaties with the United States, the European Union and many other countries where both STERIS and Synergy have operations. Incorporation in the United Kingdom will result in enhanced global cash management flexibility, including access to Synergy’s non-U.S. cash flow without negative tax effects, compared to incorporation in the United States, so long as New STERIS is respected as a non-U.S. corporation for U.S. federal tax purposes. However, future U.S. regulatory or legislative action may adversely impact whether New STERIS is respected as a non-U.S. corporation for U.S. federal tax purposes. STERIS expects that New STERIS will have an effective tax rate of approximately 25% beginning in fiscal year 2016. The STERIS Board believes that the Combination and incorporation in the United Kingdom will put STERIS in a stronger and more sustainable financial position to compete internationally. See “Background and Reasons for the Combination—Reasons for the Combination” beginning on page 48.

Based on the number of Synergy ordinary shares outstanding as of February 4, 2015 and the number of STERIS shares outstanding as of February 3, 2015, New STERIS is expected to issue approximately 25,455,630 New STERIS ordinary shares to the Synergy shareholders upon completion of the Scheme and approximately 59,574,771 New STERIS ordinary shares to the STERIS shareholders upon completion of the Merger.

The Scheme is conditioned on, among other things, the approval of the Merger Agreement Proposal by the holders of a majority of the STERIS shares outstanding and entitled to vote. The consummation of the Merger is conditioned on the completion of the Scheme.

The directors of Synergy have unanimously recommended that Synergy shareholders vote in favor of the Scheme.

The diagram below illustrates in a simplified manner STERIS’s, Synergy’s and New STERIS’s corporate structure before and after the completion of the Combination.

For further information, including diagrams explaining the Combination, please see the section captioned “Overview of the Combination” beginning on page 42.

Companies Involved in the Combination (Page 45)

In the Combination, STERIS and Synergy will each become wholly owned subsidiaries of New STERIS, and STERIS shareholders and Synergy shareholders will become New STERIS shareholders.

STERIS (Page 45)

STERIS is a leading provider of infection prevention and other procedural products and services, focused primarily on healthcare, medical devices, pharmaceuticals, and research. STERIS’s mission is to help its Customers create a healthier and safer world by providing innovative healthcare and life science product and service solutions around the globe.

STERIS offers its Customers a unique mix of innovative capital equipment products, such as sterilizers and surgical tables, and connectivity solutions such as operating room integration; consumable products, such as detergents and skin care products, gastrointestinal endoscopy accessories, and other products; services, including equipment installation and maintenance; and microbial reduction of medical devices, instrument and scope repair solutions, and laboratory services.

STERIS was founded as Innovative Medical Technologies Corp. in 1985 and renamed STERIS in 1987. Some of STERIS’s businesses that have been acquired and integrated into STERIS Corporation, notably the American Sterilizer Company, have much longer operating histories. With global headquarters in Mentor, Ohio, USA, STERIS has approximately 8,000 employees worldwide and operates in more than 60 countries.

The principal executive offices of STERIS are located at 5960 Heisley Road, Mentor, Ohio 44060 and its telephone number at that address is +1 (440) 354-2600.

Synergy (Page 45)

Synergy delivers a range of specialized outsourced services to healthcare providers and other customers concerned with health management. Synergy’s services support its customers to improve the quality and efficiency of their activities, while reducing risks to their patients and clients.

Synergy’s core services are the sterilization of medical devices, infection control and environmental management services, and other niche outsourced services such as laboratory services (pathology, toxicology, food testing and microbiology). Synergy’s strategy in these businesses is to gain competitive positions with scale benefits which enables it to leverage purchasing efficiencies with cost leadership programs.

Synergy operates in four geographic regions. The U.K. and Ireland is currently the largest region by revenue, followed by Europe and the Middle East. The Americas represents Synergy’s third largest region, albeit it is a comparatively new region for Synergy in terms of a physical presence. Asia and Africa is a small but growing region for Synergy.

Headquartered in Swindon, United Kingdom, Synergy has a global presence and employs approximately 5,700 people across the U.K. & Ireland, Europe & the Middle East, Asia & Africa and the Americas.

The principal executive offices of Synergy are located at Ground Floor Stella, Windmill Hill Business Park, Whitehall Way, Swindon SN5 6NX, United Kingdom, and its telephone number at that address is +44 1793 891 851.

New STERIS (Page 46)

New STERIS is a private limited company organized under the laws of England and Wales. New STERIS was organized on October 9, 2014, under the name “Solar New Holdco Limited,” for the purpose of effecting the Combination. On November 24, 2014, Solar New Holdco Limited changed its name to “New STERIS Limited.” New STERIS has not conducted any business operations other than those incidental to its formation and in connection with the transactions contemplated by the Merger Agreement and the Scheme. As of the date of this proxy statement/prospectus, New STERIS does not beneficially own any Synergy ordinary shares. Prior to completion of the Combination, New STERIS will be converted into a Plc, and following the Combination, it is expected that New STERIS ordinary shares will be listed on the NYSE under the symbol “STE.”

The principal executive offices of New STERIS are located at Chancery House, 190 Waterside Road, Hamilton Industrial Park, Leicester LE5 1QZ, United Kingdom, and its telephone number at that address is +44 116 276 8636.

STERIS Holdings

Solar US Holding Co. (“STERIS Holdings”) is a Delaware corporation formed in Delaware on October 6, 2014 and a direct subsidiary of New STERIS. To date, STERIS Holdings has not conducted any activities other than those incidental to its formation, the execution of the Merger Agreement and the preparation of regulatory filings made in connection with the Combination. STERIS Holdings’ principal executive office is located at 5960 Heisley Road, Mentor, OH 44060 and its telephone number at that address is +1 (440) 354-2600.

STERIS U.S.

Solar US Parent Co. (“STERIS U.S.”) is a Delaware corporation formed in Delaware on October 6, 2014, and a direct subsidiary of STERIS Holdings. To date, STERIS U.S. has not conducted any activities other than those incidental to its formation, the execution of the Merger Agreement and the preparation of regulatory filings made in connection with the Combination. STERIS U.S.’s principal executive office is located at 5960 Heisley Road, Mentor, OH 44060 and its telephone number at that address is +1 (440) 354-2600.

Merger Sub

Merger Sub is an Ohio corporation formed on October 7, 2014, and a direct wholly owned subsidiary of STERIS U.S. To date, Merger Sub has not conducted any activities other than those incidental to its formation, the execution of the Merger Agreement and the preparation of regulatory filings made in connection with the Combination. Merger Sub’s principal executive office is located at 5960 Heisley Road, Mentor, OH 44060 and its telephone number at that address is +1 (440) 354-2600.

To the extent permitted by law and subject to the requirements of the Takeover Panel, STERIS has reserved the right to waive all or any of the conditions (other than the conditions relating to the Scheme becoming effective by April 13, 2015 (or such later date as the parties may agree subject, if required, to approval of the Court and/or the Takeover Panel), the approval of the Scheme by Synergy shareholders and the Court, the condition relating to the effectiveness of the Form S-4, the condition relating to approval of the Merger Agreement Proposal and the condition relating to the listing of the New STERIS ordinary shares on the NYSE).

The Takeover Code only permits STERIS to invoke a condition to the offer (other than certain conditions relating to the approval of the Combination by Synergy shareholders and the Court, the effectiveness of Form S-4, compatibility with the Council Regulation (EC) No. 139/2004 (as amended) (the “EU Merger Regulation”), if appropriate, or the U.K. Competition and Markets Authority (“CMA”) not making a CMA Phase 2 Reference, approval of the Merger Agreement Proposal and the listing of New STERIS ordinary shares on the NYSE) where the circumstances underlying the failure of the condition are of material significance to STERIS in the context of the Combination. Because of this requirement, the conditions may provide STERIS with less protection than the customary conditions in a comparable combination with a U.S. corporation. Please see the section captioned “Risk Factors—Risks Relating to the Combination” beginning on page 19.

The Merger and the Merger Agreement (Page 73)

The Merger will be implemented pursuant to the Merger Agreement. In the Merger, Merger Sub will be merged with and into STERIS, and each STERIS share, other than STERIS shares held by STERIS as treasury stock, will, subject to applicable law, be converted into the right to receive one New STERIS share. As a result of the Merger, STERIS will become an indirect wholly owned subsidiary of New STERIS, and STERIS shareholders will become New STERIS shareholders. Upon completion of the Combination, we estimate that STERIS shareholders will own approximately 70% of the ordinary shares of New STERIS. The consummation of the Merger is conditioned on the completion of the Scheme, which in turn is conditioned on the conditions above, summarized under the caption “The Rule 2.7 Announcement and the Scheme of Arrangement—The Scheme—Conditions to the Scheme” beginning on page 71.

Treatment of STERIS Equity-Based Awards (Page 74)

At the effective time of the Merger, each outstanding STERIS Option, STERIS SAR, STERIS Restricted Share, STERIS CRSU and STERIS RSU will, subject to applicable law, be converted into, respectively, a New STERIS Option, New STERIS SAR, New STERIS Restricted Share, New STERIS CRSU or New STERIS RSU, which converted award will relate to a number of New STERIS shares equal to the number of STERIS shares subject to the corresponding pre-conversion award and will continue to have, subject to applicable law, the same terms and conditions that were applicable to the corresponding pre-conversion STERIS award (including settlement in cash or shares, as applicable). See the section captioned “The Merger and the Merger Agreement—Treatment of STERIS Options” beginning on page 74.

Vote Required and STERIS Board Recommendation (Page 38) and Reasons for the Combination (Page 51)

The STERIS Board has determined that the Combination is in the best interests of STERIS and its shareholders. The STERIS Board recommends that you vote:

•	“FOR” the Merger Agreement Proposal;

•	“FOR” the Non-Binding Compensation Proposal; and

•	“FOR” the Adjournment Proposal.

Opinion of STERIS’s Financial Advisor (Page 53)

Lazard Frères & Co. LLC (“Lazard”) rendered its oral opinion, subsequently confirmed in writing, to the board of directors of STERIS that, as of October 12, 2014, and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth in its opinion, the merger consideration (the “Merger Consideration”) of one New STERIS ordinary share for each outstanding STERIS share to be received by the holders of STERIS Common Stock (other than treasury shares or shares that are owned of record by STERIS U.S. or Merger Sub, (the “Excluded Shares”)) in the Combination (after giving effect to the consummation of the Scheme) is fair, from a financial point of view, to such holders.

The full text of Lazard’s written opinion, dated October 12, 2014, which sets forth the assumptions made, procedures followed, factors considered and qualifications and limitations on the review undertaken by Lazard in connection with its opinion, is attached as Annex D to this proxy statement/prospectus and is incorporated herein by reference. We encourage you to read Lazard’s opinion carefully and in its entirety. The Lazard opinion is not intended to and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to the Combination or any matter relating thereto. The opinion does not address the relative merits of the Combination as compared to any other transaction or business strategy in which STERIS might engage or the merits of the underlying decision by STERIS to engage in the Combination. Lazard’s opinion was provided for the benefit of the STERIS Board and was rendered to the STERIS Board in connection with its evaluation, from a financial point of view, of the Merger Consideration to be received by the holders of STERIS shares (other than treasury shares or shares that are owned of record by STERIS U.S. or Merger Sub) and did not address any other aspects of the Combination.

See the section captioned “Background and Reasons for the Combination—Opinion of Lazard Frères & Co. LLC—Financial Advisor to STERIS” beginning on page 53 of this proxy statement/prospectus.

Irrevocable Undertakings and Letter of Intent (Page 77)

In connection with the Scheme, Synergy has received irrevocable undertakings to vote in favor of the Combination from the Synergy directors and Kabouter Management LLC. The Synergy directors control 626,623 Synergy shares (approximately 1.06% of the issued share capital of Synergy) and Kabouter controls 2,179,398 Synergy shares (approximately 3.69% of the issued share capital of Synergy).

The irrevocable undertakings from the Synergy directors will lapse if (i) the Scheme Document has not been posted within 28 days of the announcement of the Combination (which period was extended by the Panel, as announced on October 22, 2014) or (ii) the Scheme lapses or is withdrawn and STERIS has not announced that it intends to implement a Contractual Offer or (iii) the Scheme has not become effective by April 13, 2015 or such later date as may be agreed between the parties with the approval of the Court and/or the Takeover Panel if required. The irrevocable undertaking from Kabouter Management LLC will lapse if an announcement is made in accordance with Rule 2.7 of the Takeover Code of a competing offer which values the Synergy shares at not less than 110% of the value attributed to the Synergy shares by the Scheme or any Contractual Offer made by STERIS.

In addition to the irrevocable undertakings, a letter of intent has been received from AXA Investment Managers UK Limited to vote in favor of the Combination in respect of 6,986,563 Synergy shares, which represent approximately 11.83% of the existing issued share capital of Synergy. The letter of intent will lapse in the event that the Scheme lapses or is withdrawn.

Listing of New STERIS Shares to be Issued in Connection with the Combination (Page 81)

New STERIS ordinary shares are currently not traded or quoted on a stock exchange or quotation system. New STERIS intends to list the New STERIS ordinary shares on the NYSE upon the completion of the Combination. See the section captioned “Listing of New STERIS Ordinary Shares to be Issued in Connection with the Combination” beginning on page 81.

Financing (Page 82)

On October 13, 2014, STERIS entered into a 364-day bridge credit agreement (the “Bridge Credit Agreement”) among STERIS U.S., as borrower, STERIS, as guarantor (collectively with STERIS U.S., the “Loan Parties,” and each, a “Loan Party”), Bank of America, N.A., as administrative agent and lender, and JPMorgan Chase Bank, N.A. and KeyBank National Association, as lenders. The Bridge Credit Agreement provides STERIS U.S. with senior unsecured debt financing in a pound sterling tranche of £340,000,000 in principal amount and a United States dollar tranche of $1,050,000,000 in principal amount.

To the extent that alternative sources of financing to replace the Bridge Credit Agreement are not procured at or prior to the time the Scheme becomes effective, the proceeds of the Bridge Credit Agreement may be used to finance (i) the payment of the cash consideration by New STERIS to holders of Synergy shares being acquired by New STERIS in the Combination, (ii) the payment of cash consideration to holders of options or awards to acquire Synergy shares pursuant to any proposal under the City Code, (iii) the fees, costs and expenses related to the Combination and issuance of new debt, refinancing, prepayment, repayment, redemption, discharge, defeasance and/or amendment of all existing debt of STERIS and Synergy and (iv) the payment or refinancing of existing debt at STERIS and Synergy.

Borrowing under the Bridge Credit Agreement is conditioned on, among other things, the absence of certain events of default and certain representations made in the Bridge Credit Agreement being true as of such date. Borrowing is also conditioned on the completion of the Scheme. Under the Bridge Credit Agreement, if the closing date does not occur prior to April 13, 2015, the commitments under the Bridge Credit Agreement will terminate in full.

STERIS may seek to replace all or a portion of the commitments under the Bridge Credit Agreement with new indebtedness that may be incurred by STERIS, STERIS U.S., New STERIS or any of their subsidiaries and may otherwise seek to amend or refinance certain outstanding indebtedness of STERIS.

STERIS is in discussions with various financing sources with a view to entering into agreements that will make funds available on or prior to the closing of the Scheme to fund all or a portion of the amounts described above in place of the Bridge Credit Agreement. The final terms (including interest rate and maturity) of any other new financing or other aspects of the refinancing plan or alternative financing for the Scheme are still under discussion with financing sources and will depend on market and other conditions existing at the time STERIS seeks to obtain any such financing. Any commitments to provide financing may be subject to certain conditions (including the completion of the Scheme), but the commitments under the Bridge Credit Agreement will not be reduced unless the conditionality of the new financing is at least as favorable as the conditionality of the Bridge Credit Agreement. There can be no assurances regarding the outcome or the terms of our financing plans. However, the completion of the Scheme is not conditioned upon the receipt of any such financings.

See the section captioned “Financing” beginning on page 82.

Board of Directors and Management after the Combination (Page 103)

Following the Combination, the Board of New STERIS is expected to expand to thirteen members, including all ten of the current STERIS Directors. Walt Rosebrough (the current STERIS President and CEO) will be the CEO of New STERIS, and John P. Wareham (the current STERIS Chairman) will be the Chairman of New STERIS. In addition, Synergy Group Chief Executive Dr. Richard Steeves has confirmed that he will join the Board of New STERIS and two additional directors of New STERIS are expected to be named from among the members of the Synergy Board.

See the section captioned “Board of Directors and Management after the Combination” beginning on page 103.

Certain U.S. Federal Income Tax Consequences of the Merger (Page 84)

The receipt of New STERIS shares in exchange for STERIS shares pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes. A U.S. Holder that exchanges its STERIS shares for New STERIS shares in the Merger will generally recognize taxable gain or loss equal to the difference between (i) the fair market value of New STERIS shares received in the Merger, and (ii) such U.S. Holder’s adjusted tax basis in the STERIS shares exchanged therefor. For a more detailed discussion of certain U.S. federal income tax consequences of the Merger, see “Certain U.S. Federal Income Tax Consequences to U.S. Holders and Non-U.S. Holders” beginning on page 84.

Such discussion is not intended to be tax advice to any particular STERIS shareholder. STERIS shareholders should consult their own tax advisors regarding the particular tax consequences of the Merger to them in light of their particular circumstances, including the applicability and effect of any U.S. federal, state, local or foreign tax laws or any non-income or other tax laws.

Comparison of the Rights of STERIS Shareholders and New STERIS Shareholders (Page 132)

As a result of the Combination, the STERIS shareholders will become New STERIS shareholders and their rights will be governed by the articles of association of New STERIS instead of STERIS’s amended articles of incorporation and amended code of regulations. The current articles of association of New STERIS will be amended and restated prior to the completion of the Combination in substantially the form set forth in

Annex C to this proxy statement/prospectus. Following the transaction, former STERIS shareholders will have different rights as New STERIS shareholders than they had as STERIS shareholders. For a summary of the material differences between the rights of STERIS shareholders and New STERIS shareholders, see the sections captioned “Description of New STERIS Shares” beginning on page 121 and “Comparison of the Rights of STERIS Shareholders and New STERIS Shareholders” beginning on page 132.

Comparative per Share Market Price Data and Dividend Information (Page 120)

STERIS shares are listed on the NYSE under the symbol “STE.” Synergy ordinary shares are listed on the LSE under the symbol “SYR.” The following table shows, as of (i) August 8, 2014, the last full trading date prior to STERIS’s initial proposal to Synergy, (ii) August 28, 2014, the last full trading day before STERIS’s indicative offer to enter into the Combination was announced, (iii) October 10, 2014, the last full trading day before STERIS and Synergy publicly announced the Combination, and (iv) February 3, 2015, the last practicable date before the printing of this proxy statement/prospectus, the closing price per STERIS share on the NYSE and the closing price per Synergy ordinary share on the LSE. For more information, please see “Comparative Per Share Market Price Data and Dividend Information” beginning on page 120.

	STERIS Common Stock ($)	Synergy Common Stock		Implied Equivalent Value per Synergy Common Stock
		(£)	($)	(£)	($)
August 8, 2014	51.53	13.85	23.23	17.62	29.56	(1)
August 28, 2014	55.80	14.98	24.85	18.88	31.32	(2)
October 10, 2014	56.38	14.00	22.51	19.50	31.35	(3)
February 3, 2015	67.00	21.91	33.23	23.42	35.52	(4)

(1)	Based on a GBP/USD spot exchange rate of 1.677 as of August 8, 2014.
(2)	Based on a GBP/USD spot exchange rate of 1.695 as of August 28, 2014.
(3)	Based on a GBP/USD spot exchange rate of 1.608 as of October 10, 2014.
(4)	Based on a GBP/USD spot exchange rate of 1.5166 as of February 3, 2015.

No Ohio Appraisal Rights (Page 167)

Appraisal rights are not available to STERIS shareholders in connection with the Merger. See the section captioned “No Ohio Appraisal Rights” beginning on page 167.

Accounting Treatment of the Combination (Page 168)

STERIS will account for the acquisition and will use the acquisition method of accounting in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). STERIS will be the accounting acquirer. STERIS will measure the Synergy assets acquired and Synergy liabilities assumed at their fair values, including net tangible and identifiable intangible assets as of the closing of the transaction. Any excess of the purchase price over those fair values will be recorded as goodwill. See the section captioned “Accounting Treatment of the Combination” beginning on page 168.

Share Ownership and Voting by STERIS’s Officers and Directors (Page 40)

As of the Record Date, the STERIS directors and executive officers and their affiliates will have the right to vote approximately 623,995 STERIS shares, representing approximately 1.05% of the STERIS shares then outstanding and entitled to vote at the meeting. It is expected that the STERIS directors and executive officers who are shareholders of STERIS will vote “FOR” each of the proposals above. See the section captioned “Share Ownership and Voting by STERIS’s Officers and Directors” beginning on page 40.

Interests of Certain Persons in Matters to be Acted Upon (Page 96)

Non-employee directors and executive officers of STERIS have certain interests in the Combination that may be different from, or in addition to, the interests of STERIS shareholders generally. These interests include the right to receive a payment (an “excise tax make-whole payment”) to make the directors and executive officers whole for the excise tax imposed pursuant to Section 4985 of the Internal Revenue Code (which excise tax is not applicable to other STERIS shareholders), continuing non-employee director and executive officer positions with New STERIS, and rights to ongoing indemnification and insurance coverage. The STERIS Board was aware of and considered these interests, among other matters, in evaluating, negotiating and approving the Merger Agreement and the Combination and in making its recommendation that the STERIS shareholders adopt the Merger Agreement. See the section captioned “Interests of Certain Persons in Matters to be Acted Upon” beginning on page 96, which sets forth the estimated amount, based on certain assumptions, of the excise tax make-whole payment for each director and executive officer.

Litigation Related to the Merger (Page 99)

On December 19, 2014, a purported shareholder of STERIS filed a Verified Stockholder Derivative Complaint in the Court of Common Pleas, Cuyahoga County, Ohio, against STERIS’s board of directors and certain officers of STERIS, challenging the excise tax make-whole payments approved by STERIS’s board in connection with the proposed Combination. STERIS is named as a nominal defendant in the action. The complaint generally alleges that the STERIS Board breached their fiduciary duties by approving the excise tax make-whole payments. The complaint seeks among other things a declaration that the excise tax make-whole payments are invalid, damages, disgorgement of any excise tax make-whole payments and plaintiffs’ costs and disbursements in the action, including reasonable attorneys’ fees, expert fees, costs and expenses. STERIS believes that the lawsuit is without merit.

Please Read the Risk Factors (Page 19)

The Combination is subject to risks, and upon the completion of the Combination, New STERIS will be subject to risks. You should carefully read and consider the risk factors contained in the section captioned “Risk Factors” beginning on page 19.

RISK FACTORS

By approving the Merger Agreement Proposal, STERIS shareholders will be choosing to invest in New STERIS ordinary shares. In considering whether to approve the Merger Agreement Proposal, you should consider carefully the following risk factors, including the matters addressed under the caption “Forward-Looking Statements,” in addition to the other information contained in or incorporated by reference into this proxy statement/prospectus. You should also read and consider the risks associated with the business of STERIS and the risks associated with the business of Synergy because these risks will also affect New STERIS. The risks associated with the business of STERIS can be found in the STERIS Annual Report on Form 10-K for the fiscal year ended March 31, 2014, which is incorporated by reference into this proxy statement/prospectus. For a more detailed discussion of the risk factors that could materially affect the results of operations and the financial condition of Synergy, please refer to Synergy’s Annual Report and Account, available at www.synergyhealthplc.com. See the section captioned “Where You Can Find More Information” beginning on page 170.

Risks Relating to the Combination

STERIS must obtain required approvals and governmental and regulatory consents to consummate the Combination, which, if delayed, not granted or granted with unacceptable conditions, may delay or jeopardize the completion of the Combination, result in additional expenditures of money and resources and/or reduce the anticipated benefits of the Combination. Consummation of the Combination is also conditioned on the approval by STERIS shareholders, Synergy shareholders and the approval of the Court.

The completion of the Combination is conditioned on, among other things, the clearance by antitrust and competition authorities in the United States and the U.K. and, in the event that the European Commission decides to examine the combination pursuant to Article 22(3) of the EU Merger Regulation, the European Commission. The governmental agencies from which the parties will seek certain of these approvals and consents have broad discretion in administering the governing regulations. STERIS can provide no assurance that all required approvals and consents will be obtained. Moreover, as a condition to their approval of the Combination, agencies may impose requirements, limitations or costs or require divestitures or place restrictions on the conduct of New STERIS’s business after the closing. These requirements, limitations, costs, divestitures or restrictions could jeopardize or delay the completion of the Combination or reduce the anticipated benefits of the Combination. Further, no assurance can be given that the required shareholder approvals will be obtained or that the required closing conditions will be satisfied, and, if all required consents and approvals are obtained and the closing conditions are satisfied, no assurance can be given as to the terms, conditions and timing of the approvals. If STERIS and Synergy agree to any material requirements, limitations, costs, divestitures or restrictions in order to obtain any approvals required to consummate the Combination, these requirements, limitations, costs, divestitures or restrictions could adversely affect New STERIS’s ability to integrate Synergy’s operations with STERIS’s operations and/or reduce the anticipated benefits of the Combination. This could have a material adverse effect on New STERIS’s business and results of operations.

The Combination remains subject to other conditions that STERIS cannot control.

The Combination is subject to other conditions, including the approval of the Scheme by the Synergy shareholders, the sanction of the Scheme by the Court, the adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding STERIS shares, the Scheme becoming effective by April 13, 2015 (or such later date (if any) as may be agreed by STERIS and Synergy and (if required) the consent of the Takeover Panel and the Court), the Form S-4 having become effective and not having been the subject of any stop order suspending its effectiveness and no proceedings seeking any such stop order having been initiated or threatened by the SEC, and the NYSE having authorized the listing of the New STERIS ordinary shares upon official notice of issuance and not having withdrawn such authorization. Additional conditions are set out in Appendix 2 to the Rule 2.7 Announcement entitled “Conditions to and Certain Further Terms of the Combination,” which is attached hereto as Annex B. No assurance can be given that all of the conditions to the

Combination will be satisfied, or if they are, as to the timing of such satisfaction. If the conditions to the Combination are not satisfied, then the Combination may not be consummated. See the section of this proxy statement/prospectus entitled “The Merger and The Merger Agreement—Conditions of the Merger” beginning on page 74.

While the Combination is pending, STERIS and Synergy will be subject to business uncertainties that could adversely affect their businesses.

Uncertainty about the effect of the Combination on employees, Customers and suppliers may have an adverse effect on STERIS and Synergy and, consequently, on New STERIS. These uncertainties may impair STERIS’s and Synergy’s ability to attract, retain and motivate key personnel until the Combination is consummated and for a period of time thereafter, and could cause Customers, suppliers and others who deal with STERIS and Synergy to seek to change existing business relationships with STERIS and Synergy. Employee retention may be particularly challenging during the pendency of the Combination because employees may experience uncertainty about their future roles with New STERIS. If, despite STERIS’s and Synergy’s retention efforts, key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with New STERIS, New STERIS’s business could be harmed.

The number of New STERIS shares that STERIS shareholders will receive as consideration in the Combination will be based on a fixed exchange ratio, which will not be adjusted to reflect changes in the market value of STERIS shares or Synergy shares prior to the consummation of the Combination.

STERIS shareholders will receive one New STERIS ordinary share in consideration for each STERIS share they hold, pursuant to a fixed exchange ratio. This one-for-one fixed exchange ratio will not adjust upwards or downwards to compensate for changes in the price of STERIS shares or Synergy shares prior to the effective time of the Combination. Share price changes may result from a variety of factors, including changes in the business, operations or prospects of STERIS or Synergy, market assessments of the likelihood that the transactions will be completed, the timing of the Combination, regulatory considerations, general market and economic conditions and other factors. STERIS shareholders are urged to obtain current market quotations for STERIS shares and Synergy shares. See “Comparative Per Share Market Price Data and Dividend Information” beginning on page 120 for additional information on the market value of STERIS shares and Synergy shares.

STERIS’s directors and executive officers have interests in the transaction that may be in addition to, or different from, any interests they might have as shareholders.

In considering the recommendations of the STERIS board, STERIS shareholders should be aware that the directors and executive officers of STERIS have interests in the proposed transaction that are in addition to, or different from, any interests they might have as shareholders, including the right to receive a payment to make them whole for the excise tax imposed pursuant to Section 4985 of the Internal Revenue Code (which excise tax is not applicable to other STERIS shareholders), continuing non-employee director and executive officer positions with New STERIS, and rights to ongoing indemnification and insurance coverage. For more information, including the assumptions used to estimate the value of such interests, please see “Interests of Certain Persons in Matters To Be Acted Upon” beginning on page 96. You should consider these interests in connection with your vote on the related proposals.

In certain circumstances STERIS may not be able to invoke the transaction conditions and terminate the Combination, which could reduce the value of New STERIS shares.

The Takeover Code provides that certain conditions may only be invoked where the circumstances underlying the failure of the condition are of material significance to STERIS in the context of the Combination. Therefore, with the exceptions of certain antitrust conditions as described in the section of this proxy statement/prospectus entitled “Regulatory Approvals” and certain conditions relating to (i) the approval of the Scheme by Synergy shareholders and the Court, (ii) the approval of the Merger Agreement by STERIS shareholders and

(iii) the listing of New STERIS ordinary shares on the NYSE, STERIS may be required to obtain agreement of the Takeover Panel that the circumstances giving rise to the right to invoke the condition were of material significance to STERIS in the context of the Combination before STERIS would be permitted to rely on that condition.

If a material adverse change affecting Synergy occurs and the Takeover Panel does not allow STERIS to invoke a condition to cause the Combination not to proceed, the market price of STERIS shares may decline or STERIS’s business or STERIS’s financial condition may be materially adversely affected. As a result, the value of the New STERIS ordinary shares received by STERIS shareholders may be reduced and/or the business or financial condition of New STERIS may be adversely affected.

The Takeover Code may limit STERIS’s ability to cause Synergy to consummate the transaction and may otherwise limit the relief STERIS may obtain in the event Synergy’s Board withdraws its support of the Scheme.

The Takeover Code limits the contractual commitments that may be obtained from Synergy to take actions in furtherance of the Combination, and the Synergy Board may, if its fiduciary and other directors’ duties so require, withdraw its recommendation in support for the Scheme, and withdraw the Scheme itself, at any time before the Court hearing to approve the reduction of Synergy’s share capital provided for as part of the Scheme. The Takeover Code does not permit Synergy to pay any break fee if it does so, nor can it be subject to any restrictions on soliciting or negotiating other offers or transactions involving Synergy other than the restrictions against undertaking actions or entering into agreements which are similar to or have a similar effect to “poison pills” and which might frustrate STERIS’s offer for Synergy.

STERIS shareholders will have a reduced ownership and voting interest after the Combination and may exercise less influence over management in New STERIS than they currently have in STERIS.

Upon the completion of the Combination, a STERIS shareholder will hold a percentage ownership of New STERIS that is smaller than such shareholder’s current percentage ownership of STERIS as it exists today. It is currently expected that the former shareholders of STERIS as a group will receive shares in the Merger constituting approximately 70% of the outstanding New STERIS ordinary shares immediately after the consummation of the Merger. Because of this, current STERIS shareholders may have less influence on the management and policies of New STERIS than they currently have on the management and policies of STERIS.

The cash consideration and Synergy’s non-U.S. dollar-denominated debt subject STERIS to foreign exchange rate exposure.

Because a significant amount of Synergy’s debt is denominated in pounds and Euros and the cash portion of the purchase price is payable in pounds, STERIS is subject to exchange rate exposure. STERIS may seek to mitigate its exposure to currency exchange rate fluctuations, but its efforts may not be successful. Accordingly, changes in the relative value of pounds and Euros versus U.S. dollars could materially and adversely affect STERIS’s financial condition.

STERIS may waive one or more of the conditions to the Merger without resoliciting shareholder approval.

STERIS may determine to waive, in whole or in part, one or more of the conditions to its obligations to complete the Merger, to the extent permitted by applicable laws. STERIS will evaluate the materiality of any such waiver and its effect on its shareholders in light of the facts and circumstances at the time to determine whether any amendment of this proxy statement/prospectus and resolicitation of proxies is required or warranted. In some cases, if STERIS’s Board determines that such a waiver is warranted but that such waiver or its effect on its shareholders is not sufficiently material to warrant resolicitation of proxies, STERIS has the discretion to complete the Merger without seeking further shareholder approval. Any determination whether to waive any condition to the Merger or as to resoliciting shareholder approval or amending this proxy statement/prospectus as a result of a waiver will be made by STERIS at the time of such waiver based on the facts and circumstances as they exist at that time. Waiver of certain conditions for which further shareholder approval is not sought may nevertheless be subject to approval under the Bridge Credit Agreement.

Risks Relating to the Businesses of the Combined Company

New STERIS may not realize all of the anticipated benefits of the Combination or those benefits may take longer to realize than expected. New STERIS may also encounter significant unexpected difficulties in integrating the two businesses.

Our ability to realize all of the anticipated benefits of the Combination will depend on our ability to integrate the STERIS and Synergy businesses. The combination of two independent businesses is a complex, costly and time-consuming process. As a result, we will be required to devote significant management attention and resources to integrating the business practices and operations of STERIS and Synergy. The integration process may disrupt the businesses and, if implemented ineffectively, would preclude realization of the full benefits expected by STERIS. Our failure to meet the challenges involved in integrating the two businesses to realize the anticipated benefits of the Combination could cause an interruption of, or a loss of momentum in, the activities of New STERIS and could adversely affect New STERIS’s results of operations.

In addition, the overall integration of the businesses may result in material unanticipated problems, expenses, liabilities, competitive responses, loss of Customer relationships, and diversion of management’s attention. The difficulties of combining the operations of the companies include, among others:

•	the diversion of management’s attention to integration matters;

•	difficulties in achieving anticipated cost savings, synergies, business opportunities and growth prospects from combining the business of Synergy with that of STERIS;

•	difficulties in the integration of operations and systems; and

•	difficulties in managing the expanded operations of a larger and more complex company.

Many of these factors will be outside of our control and any of them could result in increased costs, decreases in the amount of expected revenues and diversion of management’s time and energy, which could materially impact the business, financial condition and results of operations of New STERIS. In addition, even if the operations of the businesses of STERIS and Synergy are integrated successfully, we may not realize the full benefits of the Combination, including the synergies, cost savings or sales or growth opportunities that it expects. These benefits may not be achieved within the anticipated time frame, or at all, or additional unanticipated costs may be incurred in the integration of the businesses of STERIS and Synergy. All of these factors could cause dilution to the earnings per share of New STERIS, decrease or delay the expected accretive effect of the Combination, or negatively impact the price of New STERIS ordinary shares. As a result, we cannot provide assurance that the combination of the STERIS and Synergy businesses will result in the realization of the full benefits anticipated from the Combination.

New STERIS’s effective tax rates and the benefits described in this proxy statement/prospectus are also subject to a variety of other factors, many of which are beyond our ability to control, such as changes in the rate of economic growth in jurisdictions in which the combined group will do business, the financial performance of the combined business in various jurisdictions, currency exchange rate fluctuations, and significant changes in trade, monetary or fiscal policies, including changes in interest rates, and changes in U.S. tax laws and the tax laws of the jurisdictions in which the combined group will do business. The impact of these factors, individually and in the aggregate, is difficult to predict, in part because the occurrence of the events or circumstances described in such factors may be interrelated, and the impact to the combined group of the occurrence of any one of these events or circumstances could be compounded or, alternatively, reduced, offset, or more than offset, by the occurrence of one or more of the other events or circumstances described in such factors.

New STERIS will incur direct and indirect costs as a result of the Combination.

New STERIS will incur costs and expenses in connection with and as a result of the Combination. These costs and expenses include professional fees incurred in connection with New STERIS’s compliance with U.K. corporate and tax laws and financial reporting requirements, costs and other administrative expenses related to the expanded global scope of New STERIS’s operations, as well as any additional costs New STERIS may incur going forward as a result of its new corporate structure. We cannot assure you that we will realize all of the anticipated benefits of the Combination, including the synergies related to public company expenses, back-office support functions, Isomedix sales and distribution, services rendered to healthcare providers, and integration of senior management and administration. We also cannot assure you that our estimates of pre-tax cost savings of $30 million or more are accurate. While direct and indirect costs incurred as a result of the Combination are not expected to have such an effect, STERIS has not quantified these costs, and they could exceed the costs historically borne by STERIS and Synergy.

New STERIS’s actual financial positions and results of operations may differ materially from the unaudited pro forma financial data included in this proxy statement/prospectus.

New STERIS has been recently incorporated and has no operating history and no revenues. The unaudited pro forma condensed combined financial information contained in this proxy statement/prospectus is presented for illustrative purposes only and may not be an indication of what New STERIS’s financial position or results of operations would have been had the Combination been completed on the dates indicated. The unaudited pro forma condensed combined financial information has been derived from the audited historical financial statements of STERIS and Synergy and certain adjustments and assumptions have been made regarding the combined company after giving effect to the combination. The assets and liabilities of Synergy have been measured at fair value by STERIS based on various preliminary estimates using assumptions that the management of STERIS believes are reasonable utilizing information currently available. The process for estimating the fair value of acquired assets and assumed liabilities requires the use of judgment in determining the appropriate assumptions and estimates. These estimates and assumptions may be revised as additional information becomes available and as additional analyses are performed. Differences between preliminary estimates in the pro forma financial information and the final acquisition accounting will occur and could have a material impact on the pro forma financial information and the combined company’s financial position and future results of operations. Neither the unaudited pro forma condensed combined financial information nor the estimates and assumptions referred to above have been approved by Synergy.

In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate, and other factors may affect New STERIS’s financial condition or results of operations following the completion of the Combination. Acquisition accounting rules require evaluation of certain assumptions, estimates or determination of financial statement classifications which are completed during the measurement period as defined in current accounting standards. Accounting policies of New STERIS and acquisition accounting rules may materially vary from those of Synergy. Any changes in assumptions, estimates, or financial statement classifications may be material and have a material adverse effect on the assets, liabilities or future earnings of the new combined consolidated company. Any potential decline in New STERIS’s financial condition or results of operations may cause significant variations in the share price of New STERIS. Please see “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 106 of this proxy statement/prospectus.

The financial analyses and projections considered by STERIS and its financial advisors may not be realized.

The financial analyses and projections considered by STERIS and Lazard reflect numerous estimates and assumptions that are inherently uncertain with respect to industry performance and competition, general business, economic, market and financial conditions and matters specific to STERIS’s and Synergy’s businesses, including the factors described or referenced under “Forward-Looking Statements” beginning on page 32 of this proxy statement/prospectus and/or listed in this proxy statement/prospectus under this section entitled “Risk Factors”

beginning on page 19, all of which are difficult to predict and many of which are beyond our control. The financial analyses presented by Lazard on October 12, 2014 to the STERIS Board speak as of that date. There can be no assurance that the financial analyses and projections considered by STERIS and Lazard will be realized or that actual results will not materially vary from such financial analyses and projections. In addition, since the financial projections cover multiple years, such information by its nature becomes less predictive with each successive year.

Synergy is currently not subject to the compliance obligations of the Sarbanes-Oxley Act of 2002 and New STERIS may not be able to timely and effectively implement controls and procedures over Synergy operations as required under the Sarbanes-Oxley Act of 2002.

Synergy is currently not subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and other federal securities laws, and the compliance obligations of the Sarbanes-Oxley Act of 2002. Subsequent to the completion of the Combination, New STERIS will need to timely and effectively implement the internal controls necessary to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which requires annual management assessments of the effectiveness of internal controls over financial reporting and a report by an independent registered public accounting firm addressing these assessments. New STERIS intends to take appropriate measures to establish or implement an internal control environment at Synergy aimed at successfully adopting the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. However, it is possible that New STERIS may experience delays in implementing or be unable to implement the required internal financial reporting controls and procedures, which could result in enforcement actions, the assessment of penalties and civil suits, failure to meet reporting obligations and other material and adverse events that could have a negative effect on the market price for New STERIS ordinary shares.

The U.S. Internal Revenue Service (the “IRS”) may not agree that New STERIS is a foreign corporation for U.S. federal tax purposes following the Combination.

Although New STERIS is incorporated under the laws of England and Wales and is a tax resident in the United Kingdom for U.K. tax purposes, the IRS may assert that New STERIS should be treated as a U.S. corporation (and, therefore, a U.S. tax resident) for U.S. federal tax purposes pursuant to Section 7874 of the Code (“Section 7874”). For U.S. federal tax purposes, a corporation generally is considered to be a tax resident in the jurisdiction of its organization or incorporation. Because New STERIS is incorporated under the laws of England and Wales, it would generally be classified as a non-U.S. corporation (and, therefore, a non-U.S. tax resident) under these rules. Section 7874 of the Code, however, provides an exception to this general rule under which a foreign incorporated entity may, in certain circumstances, be treated as a U.S. corporation for U.S. federal tax purposes.

Generally, for New STERIS to be treated as a non-U.S. corporation for U.S. federal tax purposes following the Combination under Section 7874, the former shareholders of STERIS must own (within the meaning of Section 7874) less than 80% (by both vote and value) of all of the outstanding shares of New STERIS after the Combination by reason of holding shares in STERIS (including the receipt of New STERIS shares in exchange for STERIS shares) (the “80% Ownership Requirement”). Based on the terms of the Combination, STERIS shareholders are expected to own less than 80% (by both vote and value) of all of the outstanding shares in New STERIS after the Combination by reason of holding shares in STERIS and thus the 80% Ownership Requirement is expected to be satisfied. As a result, under current law, New STERIS is expected to be treated as a non-U.S. corporation for U.S. federal income tax purposes. However, ownership for purposes of Section 7874 is subject to various adjustments under the Code and the Treasury Regulations promulgated thereunder and there is limited guidance regarding the Section 7874 provisions, including the application of the ownership test. Thus, there can be no assurance that the IRS will agree with the position that the ownership test is satisfied following the Combination and/or would not successfully challenge the status of New STERIS as a non-U.S. corporation for U.S. tax purposes.

If New STERIS were to be treated as a U.S. corporation for U.S. federal tax purposes, New STERIS could be subject to substantial additional U.S. tax liability. Additionally, if New STERIS were treated as a U.S. corporation for U.S. federal tax purposes, non-U.S. New STERIS shareholders would be subject to U.S. withholding tax on the gross amount of any dividends paid by New STERIS to such shareholders. For U.K. tax purposes, New STERIS is expected, regardless of any application of Section 7874, to be treated as a U.K. tax resident. Consequently, if New STERIS is treated as a U.S. corporation for U.S. federal tax purposes under Section 7874, it could be liable for both U.S. and U.K. taxes, which could have a material adverse effect on its financial condition and results of operations.

Please see “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Consequences of the Combination to STERIS and New STERIS—Tax Residence of New STERIS for U.S. Federal Tax Purposes” beginning on page 85 for a more detailed discussion of the application of Section 7874 of the Code to the Combination.

Section 7874 may limit STERIS’s and its U.S. affiliates’ ability to utilize certain U.S. tax attributes following the Combination.

Following the acquisition of a U.S. corporation by a non-U.S. corporation, Section 7874 can limit the ability of the acquired U.S. corporation and its U.S. affiliates to utilize certain U.S. tax attributes (including net operating losses and certain tax credits) to offset U.S. taxable income resulting from certain transactions. Based on the limited guidance available, STERIS currently expects that, following the Combination, this limitation will apply and, as a result, STERIS currently does not expect that it or its U.S. affiliates will be able to utilize certain U.S. tax attributes to offset their U.S. taxable income, if any, resulting from certain specified taxable transactions. Please see the section captioned “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Consequences of the Combination to STERIS and New STERIS—Potential Limitation on the Utilization of STERIS’s (and its U.S. Affiliates’) Tax Attributes” beginning on page 87.

New STERIS’s status as a foreign corporation for U.S. tax purposes could be affected by a change in law.

Under current law, New STERIS is expected to be treated as a non-U.S. corporation for U.S. federal tax purposes. However, changes to the rules in Section 7874 of the Code or the Treasury Regulations promulgated thereunder, or other changes in law, could adversely affect New STERIS’s status as a non-U.S. corporation for U.S. federal tax purposes, its effective tax rate and/or future tax planning for the combined group, and any such changes could have prospective or retroactive application to New STERIS, STERIS, their respective shareholders, shareholders and affiliates, and/or the Combination.

Recent legislative proposals have aimed to expand the scope of Section 7874, or otherwise address certain perceived issues arising in connection with so-called inversion transactions. For example, proposals introduced by certain Democratic members of both houses of Congress which, if enacted in their present form, would be effective retroactively to any transactions completed after May 8, 2014 would, among other things, treat a foreign acquiring corporation as a U.S. corporation under Section 7874 of the Code if the former shareholders of the U.S. corporation own more than 50% of the shares of the foreign acquiring corporation after the transaction. These proposals, if enacted in their present form and if made retroactively effective to transactions completed during the period in which the Combination occurs, would cause New STERIS to be treated as a U.S. corporation for U.S. federal tax purposes. It is presently uncertain whether any such legislative proposals or any other legislation relating to Section 7874 or so-called inversion transactions will be enacted into law and, if so, what impact such legislation would have on New STERIS and its affiliates.

In addition, the U.S. Department of Treasury (“U.S. Treasury”) has indicated that it is considering possible regulatory action in connection with so-called inversion transactions, including, most recently, in Notice 2014-52 (the “Notice”). The specific timing and substance of any such action is presently uncertain. The regulations described in the Notice would, among other things, make it more difficult for the ownership tests under

Section 7874 to be satisfied and would limit or eliminate certain tax benefits to so-called inverted corporations, including with respect to access to certain foreign earnings. Although the promulgation of the Treasury Regulations described in the Notice is not expected to materially affect the benefits of the Combination or the tax status of New STERIS, the precise scope and application of these regulatory proposals will not be clear until proposed Treasury Regulations are actually issued. Accordingly, until such regulations are promulgated and fully understood, we cannot be certain that such regulations would not have an adverse impact on New STERIS. Moreover, the Notice also indicates that the U.S. Treasury and the IRS are considering issuing additional guidance, which in the case of “inverted groups” would be retroactive to September 22, 2014, to address certain transactions that have the effect of “shifting” U.S.-source earnings to lower-tax jurisdictions, including by limiting U.S. tax deductions for interest on certain intercompany debt obligations. Any such future guidance could have an adverse impact on New STERIS.

Any change of law or regulatory action relating to Section 7874 or so-called inversion transactions or inverted groups could adversely impact New STERIS’s tax status as well as its financial position and results in a material manner.

Future changes to U.S. and non-U.S. tax laws could adversely affect New STERIS.

The U.S. Congress, the Organization for Economic Co-operation and Development and other government agencies in jurisdictions where New STERIS and its affiliates do business have had an extended focus on issues related to the taxation of multinational corporations. One example is in the area of “base erosion and profit shifting,” including situations where payments are made between affiliates from a jurisdiction with high tax rates to a jurisdiction with lower tax rates. As a result, the tax laws in the United States and other countries in which New STERIS and its affiliates do business could change on a prospective or retroactive basis, and any such changes could adversely affect New STERIS and its affiliates (including STERIS and its affiliates after the Combination).

Proposed legislation relating to the denial of U.S. federal or state governmental contracts to U.S. companies that redomicile abroad could adversely affect New STERIS’s business.

Various U.S. federal and state legislative proposals that would deny governmental contracts to redomiciled companies may affect New STERIS if adopted into law. We are unable to predict the likelihood that any such proposed legislation might become law, the nature of regulations that may be promulgated under any future legislative enactments, or the effect such enactments or increased regulatory scrutiny could have on New STERIS’s business.

The tax rate that will apply to New STERIS is uncertain and may vary from expectations.

There can be no assurance that the Combination will improve New STERIS’s ability to maintain any particular worldwide effective corporate tax rate. We cannot give any assurance as to what New STERIS’s effective tax rate will be after the completion of the Combination because of, among other things, uncertainty regarding the tax policies of the jurisdictions in which New STERIS and its affiliates will operate. New STERIS’s actual effective tax rate may vary from our expectations, and such variance may be material. Additionally, tax laws or their implementation and applicable tax authority practices in any particular jurisdiction could change in the future, possibly on a retroactive basis, and any such change could have a material adverse impact on New STERIS and its affiliates.

STERIS U.S. may need to refinance certain indebtedness shortly after the closing of the Scheme, which may not be on acceptable terms.

STERIS U.S. has entered into a bridge credit agreement, that has commitments of £340 million, and $1.05 billion, and which has been guaranteed by STERIS in connection with the Scheme. To the extent this bridge credit agreement is drawn upon, STERIS U.S. would be required to repay or refinance such indebtedness within a relatively short period of time. STERIS U.S. may not be able to refinance STERIS U.S.’s indebtedness or obtain additional financing on similar or more favorable terms or obtain necessary guarantees, as credit markets may be uncertain and potentially volatile. If STERIS U.S. is unable to refinance the bridge credit agreement on favorable terms or at all, it may be required to sell certain assets to repay those facilities, which may not occur on favorable terms and may negatively impact its business plans.

The refinancing activities STERIS, STERIS U.S., or New STERIS may undertake in connection with the Scheme may result in changes to their capital structures. For example, STERIS may issue and/or redeem outstanding notes from time to time, including private placement notes. The Scheme and any related refinancings are subject to certain regulatory filings and conditions. Any unforeseen changes or delays in the regulatory requirements may impact the timing or ability of the entities to complete the required actions within the terms of their agreements.

STERIS and STERIS U.S.’s substantial leverage and debt service obligations could adversely affect our business.

STERIS U.S. has entered into a bridge credit agreement that has an aggregate commitment amount of £340 million and $1.05 billion from Bank of America, N.A. and two other banks to finance the cash portion of the consideration, pay related fees and expenses and repay existing debt. New STERIS, STERIS U.S. and STERIS may seek to replace all or a portion of the commitments under the Bridge Credit Agreement. After giving effect to the acquisition, and assuming payment of estimated fees including estimated financing costs, and assuming a December 31, 2014 acquisition closing, New STERIS, STERIS, and STERIS U.S. expect to have total external debt aggregating approximately $1.5 billion.

The degree to which New STERIS, STERIS, and STERIS U.S. will be leveraged following the transaction could have important consequences to shareholders of New STERIS, including, but not limited to, potentially:

•	increasing New STERIS’s vulnerability to, and reducing its flexibility to respond to, general adverse economic and industry conditions;

•	requiring the dedication of a substantial portion of New STERIS’s cash flow from operations to the payment of principal of, and interest on, indebtedness, thereby reducing the availability of such cash flow to fund working capital, capital expenditures, acquisitions, joint ventures, product research and development, dividends, share repurchases, or other general corporate purposes;

•	limiting New STERIS’s flexibility in planning for, or reacting to, changes in New STERIS’s business and the competitive environment and the industry in which it operates;

•	placing New STERIS at a competitive disadvantage as compared to its competitors, to the extent that they are not as highly leveraged; or

•	limiting the ability of New STERIS, STERIS, and STERIS U.S.’s ability to borrow additional funds and increasing the cost of any such borrowing.

The New STERIS ordinary shares to be received by STERIS shareholders in connection with the Combination will have different rights from the STERIS shares.

Upon completion of the Combination, STERIS shareholders will become New STERIS shareholders and their rights as shareholders will be governed by the New STERIS articles of association (as defined below) and English law. The rights associated with the STERIS shares are different than the rights associated with New STERIS ordinary shares. Material differences between the rights of STERIS shareholders before the Combination and the rights of New STERIS shareholders following the Combination include differences with respect to, among other things, distributions, dividends, share repurchases and redemptions, dividends in shares and scrip dividends, shareholder preemption rights, the duties of directors, the process for the election and removal of directors, conflicts of interests of directors, the indemnification of directors and officers, limitations on director liability, the convening of annual meetings of shareholders and special shareholder meetings, the advance notice provisions for meetings, voting rights and resolution approval thresholds, the appointment and removal of directors, the quorum for shareholder meetings, the adjournment of shareholder meetings, the exercise of voting rights, shareholder proposals, shareholder suits, reporting requirements, inspection of books and records, disclosure of interests in shares, rights of dissenting shareholders, anti-takeover measures, provisions relating to the ability to amend the articles of association, rights upon liquidation, forum and venue, and enforcement of civil liabilities against foreign persons. While STERIS does not believe that these differences will have a material adverse effect for New STERIS shareholders, situations may arise where the rights associated with STERIS shares would have provided benefits to STERIS shareholders that will not be available with respect to their holdings of New STERIS ordinary shares. See the section captioned “Comparison of the Rights of STERIS Shareholders and New STERIS Shareholders” beginning on page 132.

The laws of England and Wales differ from the laws in effect in the U.S. and may afford less protection to holders of New STERIS securities.

It may not be possible to enforce court judgments obtained in the U.S. against New STERIS in England and Wales based on the civil liability provisions of the U.S. federal or state securities laws. In addition, there is some uncertainty as to whether the courts of England and Wales would recognize or enforce judgments of U.S. courts obtained against New STERIS or its directors or officers based on the civil liabilities provisions of the U.S. federal or state securities laws or hear actions against New STERIS or those persons based on those laws. The U.S. currently does not have a treaty with England and Wales providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters in each of the United Kingdom’s jurisdictions. Therefore, a final judgment for the payment of money rendered by any U.S. federal or state court based on civil liability, whether or not based solely on U.S. federal or state securities laws, would not automatically be enforceable in the United Kingdom.

A judgment obtained against New STERIS will be enforced by English courts if the following general requirements are met: (i) The U.S. court must have been one of competent jurisdiction in relation to the particular defendant according to English conflict of laws rules (the submission to jurisdiction by the defendant in the U.S. court would satisfy this rule), (ii) the judgment must be for a sum of money, but not for taxes, a fine or other penalty and (iii) the judgment must be final and conclusive and unalterable in the court which pronounced it. A judgment may be final and conclusive even though an appeal is pending in the U.S. court where it was given, although in such a case a stay of execution would likely be ordered by the U.S. court pending a possible appeal. A judgment given in default of appearance may be considered by the English courts as final and conclusive. However the English courts may refuse to enforce a judgment of the U.S. courts that meets the above requirements for one of the following reasons: (i) if the judgment was obtained by fraud, (ii) the enforcement or recognition of the judgment would be contrary to public policy or the European Convention on Human Rights, (iii) the proceedings in which the judgment was obtained were opposed to natural justice, (iv) the judgment is inconsistent with a prior judgment on the same subject matter and between the same parties, (v) the judgment is for multiple damages and is therefore unenforceable under the Protection of Trading Interests Act 1980 or (vi) the proceedings in which the judgment was obtained were brought contrary to a jurisdiction or arbitration agreement.

As a company incorporated under the laws of England and Wales, New STERIS is governed by the Companies Acts, which differ in some material respects from laws generally applicable to U.S. corporations and shareholders, including, among others, differences relating to interested director and officer transactions and shareholder lawsuits. Likewise, the duties of directors and officers of a English company generally are owed to the company only. Shareholders of English companies generally do not have a personal right of action against directors or officers of the company and may exercise such rights of action on behalf of the company only in limited circumstances. Accordingly, holders of New STERIS securities may have more difficulty protecting their interests than would holders of securities of a corporation incorporated in a jurisdiction of the U.S.

As a result of different shareholder voting requirements in the United Kingdom relative to Ohio, New STERIS will have less flexibility with respect to certain aspects of capital management than STERIS currently has.

Under Ohio law and STERIS’s articles of incorporation, STERIS’s directors may issue, without shareholder approval or any preemptive rights, any shares authorized by its articles of incorporation that are not already issued. Under English law, New STERIS’s directors may issue new ordinary shares up to a maximum amount equal to the allotment authority granted to the directors under the articles of association of New STERIS without further shareholder approval or by an ordinary resolution of the New STERIS shareholders. Additionally, subject to specified exceptions, English law grants statutory preemption rights to existing shareholders to subscribe for new issuances of shares for cash, but allows shareholders to waive their statutory preemption rights by way of special resolution with respect to any particular allotment of shares or generally, subject to a five-year limit on such waiver. Accordingly, New STERIS’s articles of association contain, as permitted by English law, a provision authorizing the New STERIS Board to issue new shares for cash without preemption rights. The authorization of the directors to issue shares without further shareholder approval and the authorization of the waiver of the statutory preemption rights must both be renewed by the shareholders at least every five years, and STERIS cannot provide any assurance that these authorizations will always be approved, which could limit New STERIS’s ability to issue equity and thereby adversely affect the holders of New STERIS securities. While STERIS does not believe that the differences between Ohio law and English law relating to New STERIS’s capital management will have an adverse effect on New STERIS, situations may arise where the flexibility STERIS now has under Ohio law would have provided benefits to New STERIS shareholders that will not be available under English law. Please see “Comparison of the Rights of STERIS Shareholders and New STERIS Shareholders” beginning on page 132.

After the completion of the Combination, attempted takeovers of New STERIS will be governed by English law.

Ohio’s anti-takeover statutes and laws regarding directors’ fiduciary duties give the board of directors broad latitude to defend against unwanted takeover proposals. Following the closing, New STERIS will become subject to English law, as discussed in greater detail under “Description of New STERIS Shares—Anti-Takeover Provisions.” An English public limited company is potentially subject to the protections afforded by the Takeover Code if, among other factors, its central place of management and control is within the U.K., the Channel Islands or the Isle of Man. Based upon New STERIS’s current and intended plans for its directors and management, the Takeover Code would not apply to New STERIS, although it is possible that, in the future, circumstances could change that may cause the Takeover Code to apply to New STERIS. Accordingly the New STERIS articles of association will include measures which may be found in the charters of U.S. companies, including (i) power for the Board to allot shares where in the opinion of the Board it is necessary to do so in the context of an acquisition of 20% or more of the issued voting shares in specified circumstances (this power will be subject to renewal by shareholders at least every five years as described in the preceding paragraph in relation to the disapplication of statutory preemption rights on the issuance of new shares); (ii) mandatory offer provisions which could have the effect of discouraging, delaying or preventing tender offers that are not all-cash or are for less than all of the issued and outstanding shares unless they have the consent of the Board or the prior approval of the shareholders of New STERIS; and (iii) a requirement for any business combinations consisting of a sale or substantially all of the assets of property of New STERIS to be approved by two-thirds of the New STERIS shareholders. The provisions described in (i) and (ii) would cease to be applicable if the Takeover Code is subsequently deemed by the Takeover Panel to be applicable to New STERIS.

Further, it could be more difficult for New STERIS to obtain shareholder approval for a merger or negotiated transaction after the closing of the business combination because the shareholder approval requirements for certain types of transactions differ, and in some cases are greater, under English law than under Ohio law. See “—Description of New STERIS Ordinary Shares” beginning on page 121.

The market price of New STERIS ordinary shares may be volatile, and the value of your investment could materially decline.

Investors who hold New STERIS ordinary shares may not be able to sell their shares at or above the price at which they purchased the STERIS shares. The prices of STERIS and Synergy shares have fluctuated materially from time to time, and New STERIS cannot predict the price of its ordinary shares. Broad market and industry factors may materially harm the market price of New STERIS ordinary shares, regardless of New STERIS’s operating performance. In addition, the price of New STERIS ordinary shares may be dependent upon the valuations and recommendations of the analysts who cover the New STERIS business, and if its results do not meet the analysts’ projections and expectations, New STERIS’s stock price could decline as a result of analysts lowering their valuations and recommendations or otherwise.

Future sales of New STERIS ordinary shares in the public market could cause volatility in the price of New STERIS ordinary shares or cause the share price to fall.

Sales of a substantial number of New STERIS ordinary shares in the public market, or the perception that these sales might occur, could depress the market price of New STERIS ordinary shares, and could impair New STERIS’s ability to raise capital through the sale of additional equity securities. Subject to the terms of the voting commitments, the key Synergy shareholders may enter into sale, hedging or other transactions with respect to the New STERIS ordinary shares that they will receive as consideration in the Scheme.

New STERIS may seek approval from the Court for a capital reduction to create distributable reserves in order to pay dividends.

Under English law, dividends may only be paid and share repurchases and redemptions must generally be funded only out of “distributable reserves.” The purpose of the capital reduction is to create distributable reserves within New STERIS so that it is able to pay dividends within 12 months following completion of the Combination.

If, in the future, New STERIS does not have sufficient distributable reserves to pay dividends, New STERIS may seek to create distributable reserves by reducing New STERIS’s share premium or share capital account. This requires the approval of the Court and of New STERIS shareholders. New STERIS is not aware of any reason existing at the date of this document why the Court would not approve the creation of distributable reserves in this manner. However, the issuance of the required order is at the discretion of the Court. There is also no guarantee that the New STERIS shareholders will grant their approval. If New STERIS does not have sufficient distributable reserves and no share capital reduction is undertaken, no distributions by way of dividends, share repurchases or otherwise will be permitted under English law until such time as New STERIS has created sufficient distributable reserves from its business activities.

After the transaction, dividends received by U.K. residents and certain other shareholders may be subject to U.K. income tax.

Following completion of the Combination, a New STERIS shareholder who is an individual resident in the U.K. for tax purposes and who receives a dividend from New STERIS will be subject to U.K. income tax. The New STERIS shareholder will be entitled to a tax credit which may be set off against his total income tax liability. The tax credit is equal to 10% of the aggregate of the dividend and the tax credit.

Please see the section headed “Certain United Kingdom Tax Considerations—Taxation of Dividends on New STERIS Shares” beginning in on page 94.

Following the completion of the transaction, a future transfer of your New STERIS shares, other than one effected by means of the transfer of book-entry interests in the Depository Trust Company (the “DTC”), may be subject to U.K. stamp duty.

Following completion of the Combination, transfers of New STERIS ordinary shares within the DTC system will generally not be subject to stamp duty or Stamp Duty Reserve Tax (“SDRT”). If New STERIS ordinary shares are subsequently transferred into a clearing system or to a depositary, stamp duty or SDRT will generally be payable at the rate of 1.5% of the valuation of consideration given, or, in some circumstances, the value of the shares.

No liability to stamp duty or stamp duty reserve tax (SDRT) should generally arise on the issue of New STERIS ordinary shares, including into DTC.

Transfers of New STERIS ordinary shares within the DTC system should not be subject to stamp duty or SDRT provided no instrument of transfer is entered into a no election that applies to the New STERIS ordinary shares is made or has been made under section 97A FA 1986. If such an election is or has been made, transfer of New STERIS ordinary shares within DTC will generally be liable to SDRT at the rate of 0.5% of the amount or value of the consideration.

Transfer of shares held in certificated form will generally be liable to stamp duty at the rate of 0.5% of the consideration given (rounded up to the nearest £5). SDRT may also be chargeable on an agreement to transfer such shares although such liability would be cancelled provided an instrument of transfer implementing such agreement was duly stamped within a period of six years from the agreement.

Subsequent transfer of New STERIS ordinary shares to an issuer of depository receipts or the operator of a clearance system (including DTC) will generally be liable to SDRT at a rate of 1.5% of the consideration given or received or, in certain cases, the value of the New STERIS ordinary shares transferred.

The purchaser or transferee of the New STERIS ordinary shares will generally be responsible for paying any stamp duty or SDRT payable.

Please see the section headed “Certain United Kingdom Tax Considerations—Stamp duty and stamp duty reserve tax—Subsequent Transfers of the New STERIS Ordinary Shares” beginning in on page 95.

New STERIS shares received by means of a gift or inheritance could be subject to U.K. capital acquisitions tax.

A gift or settlement of assets situated in the U.K. for the purposes of U.K. inheritance tax by, or on the death of, an individual holder of such assets may give rise to a liability to U.K. inheritance tax. This is even so if the holder is not a resident of, or domiciled in the U.K.

Please see the section headed “Certain United Kingdom Tax Considerations—Inheritance Tax” beginning in on page 95.

It is recommended that each shareholder consult his or her own tax advisor as to the tax consequences of holding shares in and receiving dividends from New STERIS.

Risk Factors Relating to STERIS’s Businesses

You should read and consider the other risk factors specific to STERIS’s businesses that will also affect New STERIS after the completion of the Combination, described in Part 1, Item 1A of STERIS’s Annual Report on Form 10-K for the 2014 fiscal year and other documents that have been filed by STERIS with the SEC and which are incorporated by reference into this proxy statement/prospectus. Please see the section captioned “Where You Can Find More Information” beginning on page 170.

FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains statements concerning certain trends, expectations, projections, estimates, or other forward-looking information affecting or relating to STERIS, Synergy and New STERIS. Forward-looking statements speak only as to the date of this document and may be identified by the use of forward-looking terms such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “targets,” “forecasts,” “outlook,” “impact,” “potential,” “confidence,” “improve,” “optimistic,” “deliver,” “comfortable,” “trend,” and “seeks,” or the negative of such terms or other variations on such terms or comparable terminology. Many important factors could cause actual results to differ materially from those in the forward-looking statements including, without limitation, disruption of production or supplies, changes in market conditions, political events, pending or future claims or litigation, competitive factors, technology advances, actions of regulatory agencies, and changes in laws, government regulations, labeling or product approvals or the application or interpretation thereof. Other risk factors are described herein and in STERIS and Synergy’s other securities filings and public documents, including Item 1A of STERIS’s Annual Report on Form 10-K for the year ended March 31, 2014, dated May 29, 2014 and in Synergy’s annual report and accounts for the year ended March 30, 2014 (section headed “principal risks and uncertainties”). Many of these important factors are outside of STERIS’s or Synergy’s control. No assurances can be provided as to any result or the timing of any outcome regarding matters described herein or otherwise with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results. References to products and the consent decree are summaries only and should not be considered the specific terms of the decree or product clearance or literature. Unless legally required, STERIS and Synergy do not undertake to update or revise any forward-looking statements even if events make clear that any projected results, express or implied, will not be realized. Other potential risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements include, without limitation, (a) the receipt of approval of both STERIS’s shareholders and Synergy’s shareholders, (b) the regulatory approvals required for the transaction not being obtained on the terms expected or on the anticipated schedule, (c) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction, (d) the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in connection with the transaction within the expected time-frames or at all and to successfully integrate Synergy’s operations into those of STERIS, (e) the integration of Synergy’s operations into those of STERIS being more difficult, time-consuming or costly than expected, (f) operating costs, Customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, Customers, clients or suppliers) being greater than expected following the transaction, (g) the retention of certain key employees of Synergy being difficult, (h) changes in tax laws or interpretations that could increase our consolidated tax liabilities, including, if the transaction is consummated, changes in tax laws that would result in New STERIS being treated as a domestic corporation for United States federal tax purposes, (i) the potential for increased pressure on pricing or costs that leads to erosion of profit margins, (j) the possibility that market demand will not develop for new technologies, products or applications or services, or business initiatives will take longer, cost more or produce lower benefits than anticipated, (k) the possibility that application of or compliance with laws, court rulings, certifications, regulations, regulatory actions, including without limitation those relating to FDA warning notices or letters, government investigations, the outcome of any pending FDA requests, inspections or submissions, or other requirements or standards may delay, limit or prevent new product introductions, affect the production and marketing of existing products or services or otherwise affect Company performance, results, prospects or value, (l) the potential of international unrest, economic downturn or effects of currencies, tax assessments, adjustments or anticipated rates, raw material costs or availability, benefit or retirement plan costs, or other regulatory compliance costs, (m) the possibility of reduced demand, or reductions in the rate of growth in demand, for products and services, (n) the possibility that anticipated growth, cost savings, new product acceptance, performance or approvals, or other results may not be achieved, or that transition, labor, competition, timing, execution, regulatory, governmental, or other issues or risks associated with STERIS and Synergy’s businesses, industry or initiatives including, without limitation, the consent decree or those matters described in STERIS’s Form 10-K for the year ended March 31, 2014 and other securities filings, may adversely impact Company performance, results, prospects or value, (o) the possibility that anticipated financial results or benefits of recent acquisitions, or of STERIS’s restructuring efforts will not be realized or will be other than anticipated, (p) the effects of the contractions in credit availability, as well as the ability of STERIS and Synergy’s Customers and suppliers to adequately access the credit markets when needed.

SELECTED HISTORICAL FINANCIAL DATA OF STERIS

The selected historical financial data and selected historical balance sheet data set out below as of and for the fiscal years ended March 31, 2010 through March 31, 2014 are derived from STERIS’s audited condensed consolidated financial statements for the fiscal years then ended. The selected historical financial data and selected historical balance sheet set out below as of and for the six months ended September 30, 2014 and 2013 are derived from STERIS’s unaudited condensed consolidated financial statements for the periods then ended. The information set forth below is a summary that should be read together with the historical audited consolidated financial statements of STERIS and the related notes thereto as well as the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in the Annual Report on Form 10-K for the year ended March 31, 2014 previously filed with the SEC and incorporated by reference into this proxy statement/prospectus. Historical results are not necessarily indicative of any results to be expected in the future. For more information, see the section entitled “Where You Can Find More Information” beginning on page 170 of this proxy statement/prospectus.

Selected Historical Financial Data of STERIS

	Six Months Ended September 30,		Years Ended March 31,
(in thousands, except per share data)	2014	2013	2014	2013		2012		2011		2010
Statements of Income Data:
Revenues, net	$875,372	$751,414	$1,622,252	$1,501,902	(1)	$1,406,810	(1)	$1,207,448	(1)	$1,257,733
Net income attributable to common shareholders	$55,541	$62,060	$129,442	$159,977	(2)	$136,115	(2)	$51,265	(2)	$128,467

Net income per common share-basic	$0.94	$1.05	$2.20	$2.74		$2.33		$0.86		$2.18
Shares used in computing net income per common share-basic	59,272	59,016	58,966	58,305		58,367		59,306		58,826

Net income per common share-diluted	$0.93	$1.04	$2.17	$2.72		$2.31		$0.85		$2.16
Shares used in computing net income per common share-diluted	59,917	59,776	59,745	58,884		58,963		60,148		59,423

Cash dividends per common share	$0.44	$0.40	$0.82	$0.74		$0.66		$0.56		$2.44

Balance Sheets Data:
Total assets	$2,027,407	$1,788,502	$1,887,162	$1,761,109		$1,405,696		$1,426,685		$1,238,402
Long-term indebtedness	619,950	508,520	493,480	492,290		210,000		210,000		210,000
Total long-term obligations	714,667	599,738	591,410	595,292		304,637		293,274		286,779
Total liabilities	959,547	797,221	845,916	814,129		583,032		638,020		483,908
Total shareholders’ equity	1,065,881	989,326	1,038,705	944,942		821,401		787,569		753,714

(1)	Revenues, net were impacted by the SYSTEM 1 Rebate Program. The favorable impact was $22,367 and 15,306 in fiscal 2013 and fiscal 2012, respectively. Fiscal 2011 revenues, net were unfavorably impacted by $102,313.
(2)	Net income was impacted by the SYSTEM 1 Rebate program and class action settlement. The favorable impact was $24,657 and $10,623 in fiscal 2013 and fiscal 2012, respectively. Fiscal 2011 net income was unfavorably impacted by $79,617.

SELECTED HISTORICAL FINANCIAL DATA OF SYNERGY

The following historical consolidated financial information is provided to assist you in your analysis of the financial aspects of the Scheme and the Merger. Synergy derived (i) the financial information as of and for the fiscal years ended March 28, 2010 through March 30, 2014 from its historical audited consolidated financial statements and related notes for the fiscal years then ended and (ii) the financial information as of and for the six months ended September 28, 2014 and September 29, 2013 from its unaudited condensed consolidated financial statements and related notes which include, in the opinion of Synergy’s management, all normal and recurring adjustments that are considered necessary for the fair statement of the results for such interim periods and dates. The financial information has been prepared on the basis of accounting policies drawn up in accordance with the recognition and measurement requirements of International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). The information set forth below is only a summary that you should read together with the historical audited consolidated financial statements of Synergy and the related notes, as well as the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Synergy” beginning on page F-65. Historical results are not necessarily indicative of any results to be expected in the future.

Selected historical financial data of Synergy

	Six Months Ended		Years Ended
(in thousands, except per share data)	28-Sep-14	29-Sep-13	30-Mar-14	31-Mar-13	01-Apr-12	03-Apr-11	28-Mar-10
Revenues, net	£197,506	192,130	380,453	361,248	311,954	287,314	286,421
Net income attributable to common shareholders	£18,281	16,864	33,949	30,620	24,596	28,617	22,032
Total assets	£687,024	664,279	639,723	668,752	623,636	546,084	507,203
Long-term indebtedness	£240,922	245,044	210,767	235,263	229,509	47,154	164,620

	pence per share	pence per share	pence per share	pence per share	pence per share	pence per share	pence per share
Net income per common share, basic	31.002	28.078	57.081	53.000	44.051	52.010	40.056
Net income per common share, diluted	30.075	28.027	57.005	51.097	43.071	51.023	39.090
Cash dividends declared per common share	14.020	12.080	21.037	19.008	16.066	14.030	11.070

SELECTED UNAUDITED PRO FORMA FINANCIAL DATA

The following selected unaudited pro forma financial data (“Selected Pro Forma Data”) give effect to the Combination. The acquisition of Synergy will be accounted for as a business combination using the acquisition method of accounting under the provisions of Accounting Standards Codification 805, “Business Combinations.” The selected unaudited pro forma condensed combined balance sheet data as of September 30, 2014 give effect to the Combination as if it had occurred on September 30, 2014. The selected unaudited pro forma condensed combined statements of income for the fiscal year ended March 31, 2014 and for the six months ended September 30, 2014 give effect to New STERIS’s results of operations as if the Combination occurred on April 1, 2013.

The Selected Pro Forma Data have been derived from, and should be read in conjunction with, the more detailed unaudited pro forma condensed combined financial information of New STERIS appearing elsewhere in this proxy statement/prospectus and the accompanying notes to the pro forma statements. In addition, the pro forma statements were based on, and should be read in conjunction with, the historical consolidated financial statements and related notes of both STERIS, which have been incorporated in this proxy statement/prospectus by reference, and Synergy which have been provided herein, for the applicable periods. See the sections captioned “Where You Can Find More Information” and “Unaudited Pro Forma Condensed Combined Financial Information” in this proxy statement/prospectus for additional information. The Selected Pro Forma Data have been presented for informational purposes only and are not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the acquisition been completed as of the dates indicated. In addition, the Selected Pro Forma Data do not purport to project the future financial position or operating results of the combined company. Also, as explained in more detail in the accompanying notes to the pro forma statements, the preliminary fair values of assets acquired and liabilities assumed reflected in the Selected Pro Forma Data are subject to adjustment and may vary significantly from the fair values that will be recorded upon completion of the Combination. The Selected Pro Forma Data have not been approved by Synergy.

Synergy reports the fiscal year on a 52/53-week period that ends on the Sunday nearest to March 31. For simplicity, the Selected Unaudited Pro Forma Financial Data present all fiscal years using the calendar month end. Therefore, all year ended information is referred to as March 31 and the interim period end information is referred to as September 30, as appropriate, whereas for Synergy, the actual period end for the periods presented were March 30 and September 28.

Selected Unaudited Pro Forma Condensed Combined Statements of Income Data

	Six months ended September 30, 2014	Year ended March 31, 2014
(In thousands except for per share data)
Net sales	$1,192,883	$2,226,830
Net income from continuing operations attributable to common shareholders	66,867	141,842
Net income from continuing operations per common share—basic	$0.78	$1.67
Net income from continuing operations per common share—diluted	$0.78	$1.65
Weighted-average number of common shares outstanding—basic	85,273	84,967
Weighted-average number of common shares outstanding—diluted	85,918	85,746

Selected Unaudited Pro Forma Condensed Combined Balance Sheet Data

As of September 30, 2014
(In millions)
Total assets	$4,920,827
Long-term debt	340,000
Total debt	1,435,293
Total equity	2,755,320

THE SPECIAL MEETING

Overview

This proxy statement/prospectus is being provided to STERIS shareholders as part of a solicitation of proxies by the STERIS Board for use at the Special Meeting of STERIS shareholders and at any adjournments or postponements of such meeting. This proxy statement/prospectus is being furnished to STERIS shareholders on or about February 6, 2015. In addition, this proxy statement/prospectus constitutes a prospectus for New STERIS in connection with the issuance by New STERIS of ordinary shares to be delivered to STERIS shareholders in connection with the Merger.

Date, Time and Place of the Special Meeting

STERIS will hold the Special Meeting on March 12, 2015, at 9:00 a.m. local time, at STERIS Corporate Headquarters, 5960 Heisley Rd., Mentor Ohio, USA (unless the meeting is adjourned or postponed).

Proposals

At the Special Meeting, STERIS shareholders will vote upon:

•	the Merger Agreement Proposal;

•	the Non-Binding Compensation Proposal; and

•	the Adjournment Proposal.

STERIS’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” EACH OF THE PROPOSALS DESCRIBED ABOVE.

Record Date; Outstanding Shares; Shares Entitled to Vote

Only holders of STERIS shares as of the close of business on the Record Date of February 9, 2015 will be entitled to notice of, and to vote at, the Special Meeting or any adjournments thereof. As of February 3, 2015, there were 59,574,771 STERIS shares outstanding, held by 1,298 holders of record and it is expected that at the Record Date neither the number of STERIS shares outstanding nor the number of record holders will have changed significantly. Each outstanding STERIS share is entitled to one vote on each proposal and any other matter properly coming before the Special Meeting.

Attendance

Only STERIS shareholders on the Record Date or persons holding a written proxy for any shareholder or account of STERIS as of the Record Date may attend the Special Meeting. Proof of stock ownership is necessary to attend. Admission to the meeting will be by admission card only.

Quorum

The STERIS shareholders present in person or by proxy holding a majority of the STERIS shares entitled to vote will constitute a quorum for the transaction of business at the Special Meeting. STERIS’s inspector of election intends to treat as “present” for these purposes shareholders who have submitted properly executed or transmitted proxies that are marked “abstain.”

Vote Required and STERIS Board Recommendation

Merger Agreement Proposal

STERIS shareholders are considering and voting on a proposal to adopt the Merger Agreement. You should carefully read this proxy statement/prospectus in its entirety for more detailed information concerning the Combination and Merger. In particular, your attention is directed to the full text of the Merger Agreement, which is attached as Annex A to this proxy statement/prospectus.

The approval of the Merger Agreement Proposal requires the affirmative vote of the holders of a majority of the STERIS shares outstanding and entitled to vote on this proposal. Because the vote required to approve this proposal is based upon the total number of outstanding STERIS shares entitled to vote, if you vote to abstain, or if you are a shareholder of record and you fail to submit a proxy or vote in person at the Special Meeting, or if your STERIS shares are held through a bank, brokerage firm or other nominee and you do not instruct your bank, brokerage firm or other nominee to vote your STERIS shares, this will have the same effect as a vote “against” the adoption of the Merger Agreement.

STERIS’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE MERGER AGREEMENT PROPOSAL.

Non-Binding Compensation Proposal

STERIS shareholders are considering and voting on a proposal to approve, on a non-binding, advisory basis, the compensation that may be paid or become payable to the STERIS Named Executive Officers in connection with the Merger.

Approval of the Non-Binding Compensation Proposal requires the affirmative vote of the holders of a majority of the STERIS shares outstanding and entitled to vote on this proposal, although such vote will not be binding on STERIS. Because the vote required to approve this proposal is based upon the total number of outstanding STERIS shares entitled to vote, if you vote to abstain, or if you are a shareholder of record and you fail to submit a proxy or vote in person at the Special Meeting, or if your STERIS shares are held through a bank, brokerage firm or other nominee and you do not instruct your bank, brokerage firm or other nominee to vote your STERIS shares, this will have the same effect as a vote “against” the advisory vote to approve the compensation that may be paid or become payable to STERIS’s Named Executive Officers in connection with the completion of the Merger. Approval of this proposal is not a condition to the completion of the Combination and the Combination may be completed whether or not this proposal is approved.

STERIS’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE NON-BINDING COMPENSATION PROPOSAL.

Adjournment Proposal

STERIS shareholders may be asked to vote on a proposal to adjourn the Special Meeting, or any postponement thereof, if necessary or appropriate (i) to solicit additional proxies if there are insufficient votes at the time of the Special Meeting to adopt the Merger Agreement, (ii) to provide to STERIS shareholders any supplement or amendment to the proxy statement/prospectus or (iii) to disseminate any other information which is material to STERIS shareholders voting at the Special Meeting.

Approval of the Adjournment Proposal requires the affirmative vote of the holders of a majority of the STERIS shares represented, in person or by proxy, at the Special Meeting, whether or not a quorum is present. Because the vote required to approve this proposal is based upon the total number of STERIS shares represented in person or by proxy, abstentions will have the same effect as a vote “against” this proposal. If you fail to submit a proxy and to attend the Special Meeting or if your STERIS shares are held through a bank, brokerage firm or other nominee and you do not instruct your bank, brokerage firm or other nominee to vote your STERIS shares, your STERIS shares will not be voted, but this will not have an effect on the vote to adjourn the Special Meeting. Approval of this proposal is not a condition to the completion of the Combination and the Combination may be completed whether or not this proposal is approved.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE ADJOURNMENT PROPOSAL.

The Merger Agreement Proposal and the Non-Binding Compensation Proposal each require the affirmative vote of the holders of a majority of the STERIS shares outstanding and entitled to vote on the proposals. The Adjournment Proposal requires the affirmative vote of holders of a majority of the STERIS shares represented, in person or by proxy, at the Special Meeting, whether or not a quorum is present.

Voting Your Shares

STERIS shareholders may vote in person at the Special Meeting or by proxy. STERIS recommends that you submit your proxy even if you plan to attend the Special Meeting. If you vote by proxy, you may change your vote by submitting a later dated proxy before the deadline or by casting a ballot in person at the Special Meeting.

If your shares are owned directly in your name with our transfer agent, Computershare Trust Company, N.A., you are considered, with respect to those shares, the “shareholder of record.” If your shares are held in a stock brokerage account or by a bank or other nominee or intermediary, you are considered the beneficial owner of shares held in “street name” and are considered a “non-record (beneficial) shareholder.”

If you are a STERIS shareholder of record you may use the enclosed proxy card to tell the persons named as proxies how to vote your shares. If you properly complete, sign and date your proxy card, your shares will be voted in accordance with your instructions. The named proxies will vote all shares at the meeting for which proxies have been properly submitted and not revoked. If you sign and return your proxy card but do not mark your card to tell the proxies how to vote, your shares will be voted “for” the proposals to adopt the Merger Agreement, to approve the compensation that may be paid or become payable to STERIS’s Named Executive Officers in connection with the completion of the Merger and to adjourn the Special Meeting.

Your shares will be counted for purposes of determining a quorum if you vote:

•	via the Internet;

•	by telephone;

•	by submitting a properly executed proxy card or voting instruction form by mail; or

•	in person at the Special Meeting.

Abstentions will be counted for determining whether a quorum is present for the Special Meeting.

Voting instructions are printed on the proxy card or voting information form you received. Either method of submitting a proxy will enable your shares to be represented and voted at the Special Meeting.

Voting Shares Held in Street Name

If your shares are held in an account through a broker, bank or other nominee or intermediary, you must instruct the broker, bank or other nominee how to vote your shares by following the instructions that the broker, bank or other nominee provides you along with this proxy statement/prospectus. Your broker, bank or other nominee may have an earlier deadline by which you must provide instructions to it as to how to vote your shares, so you should read carefully the materials provided to you by your broker, bank or other nominee or intermediary.

If you do not provide voting instructions to your bank, broker or other nominee or intermediary, your shares will not be voted on any proposal on which your bank, broker or other nominee does not have discretionary authority to vote. In these cases, the bank, broker or other nominee or intermediary will not be able to vote your shares on those matters for which specific authorization is required. Brokers do not generally have discretionary authority to vote on any of the proposals.

Broker non-votes are shares held by a broker, bank or other nominee or intermediary that are present in person or represented by proxy at the Special Meeting, but with respect to which the broker, bank or other nominee or intermediary is not instructed by the beneficial owner of such shares how to vote on a particular proposal and the broker does not generally have voting power on such proposal. Because brokers, banks and other nominees or intermediaries do not generally have discretionary voting with respect to any of the proposals, if a beneficial owner of STERIS shares held in “street name” does not give voting instructions to the broker, bank or other nominee for any proposal, then those shares will not be present in person or represented by proxy at the Special Meeting.

Revoking Your Proxy

If you are a STERIS shareholder of record, you may revoke your proxy at any time before it is voted at the Special Meeting by:

•	timely delivering a written revocation letter to the Corporate Secretary of STERIS;

•	timely submitting your voting instructions again by telephone or through the Internet;

•	signing and returning by mail a proxy card with a later date so that it is received prior to the Special Meeting; or

•	attending the Special Meeting and voting by ballot in person.

Attendance at the Special Meeting will not, in and of itself, revoke a proxy.

If you are a non-record (beneficial) shareholder, you should follow the instructions of your bank, broker or other nominee regarding the revocation of proxies.

Share Ownership and Voting by STERIS’s Officers and Directors

As of February 3, 2015, the STERIS directors and executive officers and their affiliates had the right to vote approximately 623,995 STERIS shares, representing approximately 1.05% of the STERIS shares then outstanding and entitled to vote at the meeting and it is expected that at the Record Date the number of STERIS shares held by STERIS directors and executive officers will not have changed significantly. It is expected that the STERIS directors and executive officers who are STERIS shareholders will vote “for” the Merger Agreement Proposal, “for” the Non-Binding Compensation Proposal, and “for” the Adjournment Proposal, although none of them has entered into any agreement requiring them to do so.

Costs of Solicitation

STERIS will bear the cost of soliciting proxies from STERIS shareholders. STERIS will solicit proxies by mail. In addition, the directors, officers and employees of STERIS may solicit proxies from its shareholders by telephone, electronic communication, or in person, but will not receive any additional compensation for their services. STERIS will make arrangements with brokerage houses and other custodians, nominees, and fiduciaries for forwarding proxy solicitation material to the beneficial owners of STERIS shares held of record by those persons and will reimburse them for their reasonable out-of-pocket expenses incurred in forwarding such proxy solicitation materials.

STERIS has engaged a professional proxy solicitation firm, Georgeson Inc., to assist in soliciting proxies. Georgeson Inc. will receive customary compensation for its services, including a base fee of $13,500 and additional fees based on the number of telephone solicitations made and other additional shareholder services provided. In addition, STERIS will reimburse Georgeson Inc. for its reasonable disbursements.

STERIS shareholders should not send in their stock certificates with their proxy cards.

As described in the section captioned “The Merger and the Merger Agreement” beginning on page 73 STERIS shareholders of record will be sent materials for exchanging STERIS shares shortly after the effective time of the Merger.

Other Business

STERIS is not aware of any other business to be acted upon at the Special Meeting. If, however, other matters are properly brought before the Special Meeting, the proxies will have discretion to vote or act on those matters according to their best judgment and they intend to vote the shares as the STERIS board may recommend.

Assistance

If you need assistance in completing your proxy card or have questions regarding STERIS’s Special Meeting, please contact Georgeson Inc., the proxy solicitation agent for STERIS, by mail at 480 Washington Blvd., 26th Floor, Jersey City, NJ 07310. Georgeson Inc. may be contacted by phone at (888) 206-5970.

PROPOSAL 1—APPROVAL OF THE MERGER AGREEMENT

OVERVIEW OF THE COMBINATION

The Combination will be implemented in two main steps, which are the Scheme and the Merger:

In the Scheme:

•	the Synergy ordinary shares, other than Synergy ordinary shares held by Synergy in treasury, will be cancelled; and

•	Synergy shareholders will receive 439 pence in cash and will be issued 0.4308 New STERIS ordinary shares in consideration for each Synergy ordinary share so cancelled;

In the Merger:

•	Merger Sub will be merged with and into STERIS; and

•	each STERIS share, other than STERIS shares held by STERIS as treasury stock, will be converted into the right to receive one New STERIS ordinary share.

As a result of the Combination, STERIS and Synergy will each become wholly owned subsidiaries of New STERIS, and STERIS shareholders and Synergy shareholders will become New STERIS shareholders. We estimate that, upon the completion of the Combination, STERIS shareholders will own approximately 70% of the New STERIS ordinary shares, and Synergy shareholders will receive approximately £265 million in cash in the aggregate and will own approximately 30% of the New STERIS ordinary shares.

This transaction structure brings the two entities together under common ownership while allowing both entities’ legal corporate status to survive. New STERIS was incorporated in the United Kingdom because a U.K. incorporation was deemed to be the most efficient and beneficial for the combined company with respect to regulatory and governmental relations, financial and global cash management flexibility and tax. See “Background and Reasons for the Combination—Reasons for the Combination” beginning on page 51.

Based on the number of Synergy ordinary shares and the number of STERIS shares outstanding as of February 4, 2015 and February 3, 2015 respectively (which numbers are not expected to be significantly different at the Record Date), New STERIS is expected to issue approximately 25,455,630 New STERIS ordinary shares to the Synergy shareholders upon completion of the Scheme and approximately 59,574,771 New STERIS ordinary shares to the STERIS shareholders upon completion of the Merger.

The Scheme is conditioned on, among other things, the approval of the Merger Agreement Proposal by the holders of a majority of the STERIS shares outstanding and entitled to vote. The consummation of the Merger is conditioned on the completion of the Scheme.

The diagram below illustrates in a simplified manner STERIS’s, Synergy’s and New STERIS’s corporate structure before and after the completion of the Combination.

COMPANIES INVOLVED IN THE COMBINATION

In the Combination, STERIS and Synergy will each become wholly owned subsidiaries of New STERIS, and STERIS shareholders and Synergy shareholders will become New STERIS shareholders.

STERIS

STERIS is a leading provider of infection prevention and other procedural products and services, focused primarily on healthcare, medical devices, pharmaceuticals, and research. STERIS’s mission is to help its Customers create a healthier and safer world by providing innovative healthcare and life science product and service solutions around the globe.

STERIS offers its Customers a unique mix of innovative capital equipment products, such as sterilizers and surgical tables, and connectivity solutions such as operating room integration; consumable products, such as detergents and skin care products, gastrointestinal endoscopy accessories, and other products; services, including equipment installation and maintenance; and microbial reduction of medical devices, instrument and scope repair solutions, and laboratory services.

STERIS was founded as Innovative Medical Technologies Corp. in 1985 and renamed STERIS in 1987. Some of STERIS’s businesses that have been acquired and integrated into STERIS Corporation, notably the American Sterilizer Company, have much longer operating histories. With global headquarters in Mentor, Ohio, USA, STERIS has approximately 8,000 employees worldwide and operates in more than 60 countries.

The principal executive offices of STERIS are located at 5960 Heisley Road, Mentor, OH 44060 and its telephone number at that address is +1 (440) 354-2600.

Synergy

Synergy delivers a range of specialized outsourced services to healthcare providers and other customers concerned with health management. Synergy’s services support its customers to improve the quality and efficiency of their activities, while reducing risks to their patients and clients.

Synergy’s core services are the sterilization of medical devices, infection control and environmental management services, and other niche outsourced services such as laboratory services (pathology, toxicology, food testing and microbiology). Synergy’s strategy in these businesses is to gain competitive positions with scale benefits which enables it to leverage purchasing efficiencies with cost leadership programs.

Synergy operates in four geographic regions. The U.K. and Ireland is currently the largest region by revenue, followed by Europe and the Middle East. The Americas represents Synergy’s third largest region, albeit a comparatively new region for Synergy in terms of a physical presence. Asia and Africa is a small but growing region for Synergy.

Headquartered in Swindon, U.K., Synergy has a global presence and employs approximately 5,700 people across its four defined regions.

The principal executive offices of Synergy are located at Ground Floor Stella, Windmill Hill Business Park, Whitehall Way, Swindon SN5 6NX, United Kingdom and its telephone number at that address is +44 1793 891 851.

The Chief Executive Officer of Synergy is Dr. Richard Steeves. Dr. Steeves founded Synergy in 1991 and was appointed its Chief Executive Officer in 1002. Previously, Dr. Steeves was Corporate Development Manager for Braithwaite plc, a plant hire company, and Associate Consultant with strategic consultants, LEK Consulting. Dr. Steeves has a PhD in biochemistry from St John’s College in Cambridge and a BSc in Human Physiology from the University of British Columbia in Vancouver, Canada. Dr. Steeves was recently appointed Non-executive Chairman of Toumaz plc, a UK semiconductor company focusing on digital radio, connected audio and wireless healthcare.

New STERIS

New STERIS is a private limited company organized under the laws of England and Wales. New STERIS was organized on October 9, 2014, under the name “Solar New Holdco Limited,” for the purpose of effecting the Combination. On November 24, 2014, Solar New Holdco Limited changed its name to “New STERIS Limited.” New STERIS has not conducted any business operations other than that incidental to its formation and in connection with the transactions contemplated by the Merger Agreement and Scheme. As of the date of this proxy statement/prospectus, New STERIS does not beneficially own any shares of Synergy ordinary shares. Following the Combination, it is expected that New STERIS ordinary shares will be listed on the NYSE under the symbol “STE.”

The principal executive offices of New STERIS are located at Chancery House, 190 Waterside Road, Hamilton Industrial Park, Leicester LE5 1QZ, United Kingdom and its telephone number at that address is +44 116 276 8636.

STERIS Holdings

STERIS Holdings is a Delaware corporation formed in Delaware on October 6, 2014 and a direct subsidiary of New STERIS. To date, STERIS Holdings has not conducted any activities other than those incidental to its formation, the execution of the Merger Agreement and the preparation of regulatory filings made in connection with the Combination. STERIS Holdings’ principal executive office is located at 5960 Heisley Road, Mentor, OH 44060 and its telephone number at that address is +1 (440) 354-2600.

STERIS U.S.

STERIS U.S. is a Delaware corporation formed in Delaware on October 6, 2014 and a direct subsidiary of STERIS Holdings. To date, STERIS U.S. has not conducted any activities other than those incidental to its formation, the execution of the Merger Agreement and the preparation of regulatory filings made in connection with the Combination. STERIS U.S.’s principal executive office is located at 5960 Heisley Road, Mentor, OH 44060 and its telephone number at that address is +1 (440) 354-2600.

Merger Sub

Merger Sub is an Ohio corporation formed on October 7, 2014, and a direct wholly owned subsidiary of STERIS U.S. To date, Merger Sub has not conducted any activities other than those incidental to its formation, the execution of the Merger Agreement and the preparation of regulatory filings made in connection with the Combination. Merger Sub’s principal executive office is located at 5960 Heisley Road, Mentor, OH 44060 and its telephone number at that address is +1 (440) 354-2600.

The New STERIS Entities

Shortly before the effective time of the Combination, STERIS will form, or cause to be formed, Solar New US Holding Co LLC, a Delaware limited liability company (“New STERIS Holdings”), New STERIS Holdings will form Solar New US Parent Co LLC, a Delaware limited liability company (“New STERIS U.S.”), and New STERIS U.S. will form Solar New US Merger Sub Inc., a Delaware corporation (“New Merger Sub” and together with New STERIS Holdings and New STERIS U.S., the “New STERIS Entities”). Prior to closing, STERIS will replace STERIS Holdings with New STERIS Holdings, STERIS U.S. with New STERIS U.S., and Merger Sub with New Merger Sub for purposes of the Merger Agreement and the transactions contemplated thereby and may make other changes to the chain of ownership as necessary or desirable.

The New STERIS Entities will not conduct any activities other than those incidental to their formation, the execution of the Merger Agreement and the preparation of regulatory filings made in connection with the Combination. The principal executive offices of the New STERIS Entities will be 5960 Heisley Road, Mentor, OH 44060 and the telephone number at that address is +1 (440) 354-2600.

BACKGROUND AND REASONS FOR THE COMBINATION

Background of the Combination

STERIS’s management and board of directors regularly review STERIS’s performance, prospects and strategy in light of the current business and economic environment, as well as developments in the healthcare sector and the infection prevention products and services businesses and the challenges facing participants in those industries and businesses. These reviews have included consideration, from time to time, of potential strategic alternatives, including acquisitions, divestitures and business combination transactions.

Beginning in late 2011, with the assistance of Lazard, STERIS’s financial advisor, STERIS has periodically analyzed Synergy’s business and financial performance and assessed the strategic rationale for and potential benefits and challenges of a transaction with Synergy. Walt Rosebrough, STERIS’s President and Chief Executive Officer, and Dr. Richard Steeves, Synergy’s Group Chief Executive, met for the first time in Vancouver in July 2010 and then periodically through 2013 to discuss, on an informal basis, potential opportunities for their respective companies to work together, including potential business collaborations.

Early in 2014, building upon strategic initiatives undertaken by STERIS during the prior 18 months, STERIS increased its focus on the opportunity for a transaction with Synergy. This review continued through the first half of 2014 and into July 2014.

On June 6, 2014, Mr. Rosebrough and Dr. Steeves met near London over dinner. During that meeting, Mr. Rosebrough first formally raised his interest in a potential combination of STERIS and Synergy. On July 8, 2014 Mr. Rosebrough and Dr. Steeves continued the conversation in a telephone call, and during both the meeting and the call Mr. Rosebrough and Dr. Steeves discussed in general terms some of the potential benefits, challenges and issues of such a combination. No specific transaction or financial terms were proposed.

During STERIS’s quarterly board of directors meeting on July 30, 2014, members of STERIS’s management team and Lazard presented information and financial analysis to the STERIS Board regarding a potential transaction with Synergy. As a result of this meeting, the STERIS Board authorized management to continue discussions with Synergy and to develop a non-binding proposal to Synergy.

On August 6, 2014, Mr. Rosebrough provided a telephonic update to the STERIS Board, during which he discussed with the Directors the terms to include in the non-binding proposal.

In a meeting at Heathrow Airport near London on August 11, 2014, Mr. Rosebrough conveyed to Dr. Steeves STERIS’s non-binding interest in a potential combination transaction with Synergy. Under this non-binding indication of interest, Synergy’s shareholders would receive 0.55 STERIS shares per Synergy share, implying 35% post-closing ownership of the combined company for Synergy’s shareholders. Mr. Rosebrough suggested the companies meet to further discuss the potential transaction and to commence due diligence.

Dr. Steeves responded to Mr. Rosebrough by email on August 13, 2014. In that email, Dr. Steeves discussed the compelling strategic rationale of a combination, Synergy’s strategy, growth rates, and valuation, and suggested that STERIS consider including a cash alternative.

In a phone call on August 14, 2014 and in a letter dated August 15, 2014, Mr. Rosebrough reiterated STERIS’s proposal of 0.55 STERIS shares per Synergy share. The letter also indicated a willingness to discuss an alternative transaction structure that would provide a mix of cash and stock, subject to Synergy shareholders maintaining an ownership interest in the combined company of at least 25% (which ownership level would enable STERIS to maintain desired debt capacity and financial flexibility and would not prevent New STERIS from being respected as a foreign corporation for U.S. federal tax purposes). The letter suggested the companies meet to further discuss the potential transaction and to commence due diligence.

On August 18, 2014, Dr. Steeves sent a letter to Mr. Rosebrough indicating that Synergy’s board of directors could see the potential strategic benefits and rationale of combining the two businesses, but stating that the Synergy Board believed that STERIS’s proposed exchange ratio of 0.55 STERIS shares per Synergy share undervalued Synergy. Synergy asked STERIS to provide information about the financial and business assumptions underlying the proposed exchange ratio.

On August 21, 2014, Mr. Rosebrough provided a telephonic update to the STERIS Board, during which he advised the directors of the status of the negotiations and outlined his proposed response to the August 18 letter from Synergy.

On August 23, 2014, STERIS sent a letter to Synergy responding to some of the questions posed by Synergy in its August 18, 2014 letter and proposing that representatives of the two companies meet to begin comprehensive discussions of various issues relating to a potential combination, including valuation.

On August 26, 2014, Synergy sent a letter to STERIS requesting that STERIS provide additional information on several topics, including cost synergies and underlying assumptions, transaction structure, social issues and valuation, prior to the two companies engaging in more formal transaction discussions.

On August 27, 2014, Mr. Rosebrough and Dr. Steeves spoke by telephone. During this conversation, Dr. Steeves indicated that Synergy would likely be willing to move forward with a transaction if STERIS were to submit a proposal providing consideration of £19.00 per Synergy share and which included some cash, in addition to STERIS shares, in the consideration mix.

On August 28, 2014, Mr. Rosebrough provided a telephonic update to the STERIS Board. Members of management, representatives of Lazard, and representatives of Wachtell, Lipton, Rosen & Katz, STERIS’s outside legal counsel, also participated in the discussion. During the discussion, the STERIS Board was appraised of the status of negotiations, the key issues being discussed, and Lazard’s preliminary valuation analysis. As a result of this discussion, the STERIS Board authorized Mr. Rosebrough to revise STERIS’s non-binding indication of interest to provide consideration of £19.00 per Synergy share based on prevailing market prices at that time, and to include cash for a portion of the consideration, provided that such proposal bring price negotiations to a conclusion rather than initiating further negotiation.

On August 29, 2014, Mr. Rosebrough sent a letter to Dr. Steeves, responding in greater detail to some of the issues and questions raised in Synergy’s August 18 and August 26 letters and conveying a revised non-binding financial proposal. Specifically, the letter stated that STERIS was prepared to provide Synergy shareholders with consideration having a then-current value of £19.00 per Synergy share, composed of 439 pence in cash and 0.431 STERIS shares per Synergy share, implying 30% post-closing ownership of the combined company for Synergy’s shareholders. The letter noted that the per-share consideration of £19.00 represented a premium of 27% to the latest Synergy closing price and 25% to Synergy’s 52-week and all-time high closing share prices. In a subsequent conversation, Lazard conveyed to Investec, Synergy’s financial advisor, that if the implied value of the proposed consideration were to increase above £19.50 per Synergy share, STERIS would require that the consideration be adjusted so as not to exceed £19.50 at the time of entry into a definitive agreement or commencement of a binding offer under U.K. law.

On September 1, 2014, Dr. Steeves sent a letter to Mr. Rosebrough, requesting further information on several topics, including assumptions underlying STERIS’s proposal, structuring issues and other conditions. The letter also suggested procedures for commencing discussions and meetings between the parties to continue their exploration of a potential transaction.

On September 3, 2014, STERIS and Synergy entered into a mutual non-disclosure agreement enabling confidential negotiations and the conduct of mutual due diligence.

From September 3, 2014 through October 10, 2014, the parties conducted due diligence investigations of each other, including management presentations and the exchange of documents and financial information; the parties and their representatives negotiated the structure and terms of the transaction, to be documented primarily in the Rule 2.7 Announcement and the Merger Agreement; and STERIS negotiated the terms of the financing for the cash portion of the consideration to be paid to Synergy shareholders and for the refinancing of existing debt.

On September 26, 2014, the STERIS Board met in person and telephonically together with members of STERIS management and representatives of Lazard, Wachtell Lipton, Jones Day, STERIS’s U.K. legal counsel, and Ernst & Young, STERIS’s Independent Registered Public Accounting Firm, to review and consider the status of negotiations and due diligence. At this meeting, the STERIS Board received updates from management and from its financial, legal and tax advisors as to the status of the transaction, reviewed financial analyses of the transaction, and received presentations on and discussed various financial, tax, legal, structural and post-closing governance considerations. The discussion of the potential tax impact of the transaction included presentations from financial, legal and tax advisors regarding the rationale for, and potential considerations involved in, pursuing an inversion transaction, including the potential financial benefits and potential impact of the Notice.

On October 3, 2014, the STERIS Board met telephonically together with members of STERIS management and representatives of Lazard, Wachtell Lipton, and Jones Day. At this meeting, STERIS’s financial and legal advisors provided additional information and analysis relating to the transaction, including financial, legal, tax, and corporate governance matters.

On October 8, 2014, Mr. Rosebrough sent an email to Dr. Steeves reconfirming STERIS’s most recent non-binding proposal, consisting of 439 pence cash and 0.431 shares of New STERIS per share of Synergy, and noting that, to the extent that the per-share value of that consideration exceeds £19.50, the cash per share would remain unchanged and that the exchange ratio would be adjusted immediately before announcement to provide Synergy shareholders with total consideration of £19.50 per share at the prevailing market price and exchange rate.

By October 10, 2014, negotiations and due diligence had largely been completed, subject to resolution of some final items. On October 10, 2014, the STERIS Board met in person and by phone, together with members of management and representatives of STERIS’s financial and legal advisors. At this meeting, the STERIS Board received updates from management and from its financial and legal advisors as to the status of the transaction, and Lazard made a financial presentation, and the STERIS Board reviewed and considered STERIS’s strategic alternatives and prospects, both with a Synergy transaction and on a stand-alone basis without Synergy. STERIS management provided a due diligence report and reviewed the terms of the proposed debt financing, including the Bridge Credit Agreement. Wachtell Lipton then reviewed with the directors certain legal matters related to the transaction and summarized the principal terms of the proposed transaction documentation, and Jones Day reviewed certain U.K.-related legal matters, including STERIS’s and the STERIS Board’s obligations under the Takeover Code should STERIS elect to make the Rule 2.7 Announcement relating to the Combination. The STERIS Board also engaged in extensive discussions regarding the potential benefits and risks associated with the transaction, as described more fully below in the section entitled “Reasons for the Combination” beginning on page 51, the projections referred to below in the section entitled “STERIS and Synergy Unaudited Prospective Financial Information” beginning on page 67 and the potential cost synergies and revenue opportunities that might result from a combination of STERIS and Synergy.

Final negotiations and completion of the Rule 2.7 Announcement and the Merger Agreement occurred during the weekend of October 11 and 12, 2014, concluding by the afternoon of October 12. As part of these final negotiations, the consideration to Synergy shareholders was adjusted to 439 pence in cash and 0.4308 New STERIS share per share of Synergy, to provide Synergy shareholders with per-share consideration valued at £19.50 based on STERIS’s October 10, 2014 closing share price and the then-prevailing currency exchange rates. In the afternoon of October 12, 2014, the STERIS Board met telephonically, together with members of STERIS’s management and representatives of STERIS’s financial and legal advisors, to evaluate the proposed Combination. Lazard and Wachtell Lipton reviewed the negotiations that had occurred since the last update and reported that due diligence and negotiation had been completed and that all material outstanding issues had been resolved or addressed. Wachtell Lipton then reviewed with the STERIS Board certain legal matters related to the transaction and the principal terms of the proposed transaction documents, and Jones Day reviewed certain U.K.-related legal matters, including STERIS’s and the STERIS Board’s obligations under the Takeover Code should STERIS elect to make the Rule 2.7 Announcement relating to the Combination. Lazard made a financial presentation and rendered its oral opinion to the STERIS Board, later confirmed in writing, dated October 12, 2014, to the effect that, as of such date, and subject to the assumptions made, procedures followed, matters and factors considered and limitations and qualifications on the review undertaken set forth in such opinion, the Merger Consideration (after giving effect to the consummation of the Scheme) to be received by the holders of STERIS Common Stock (other than STERIS, STERIS U.S. or STERIS Merger Sub) in the Combination is fair, from a financial point of view, to such holders. After discussions, including as to the matters discussed in the sections entitled “Reasons for the Combination” beginning on page 51 and “STERIS and Synergy Unaudited Prospective Financial Information” beginning on page 67, the STERIS Board unanimously determined (i) to proceed with the Combination, including authorizing the issuance of the Rule 2.7 Announcement and the execution of the Merger Agreement, (ii) that the Combination, including the Scheme, the Merger and the U.S. Merger Agreement, are fair to and in the best interests of STERIS and its shareholders, and (iii) to recommend that STERIS’s shareholders vote to approve the Merger Agreement.

On the morning of October 13, 2014, New STERIS and STERIS executed the Merger Agreement, and New STERIS, STERIS and Synergy jointly issued the Rule 2.7 Announcement.

Reasons for the Combination

At its meeting on October 12, 2014, the STERIS Board unanimously determined that the Combination, including the Scheme, the Merger and the U.S. Merger Agreement, are fair to and in the best interests of STERIS and its shareholders. Accordingly, the STERIS Board unanimously recommends that STERIS shareholders vote “FOR” approval of the U.S. Merger Agreement. In arriving at its determination, the STERIS Board consulted with STERIS’s senior management and outside financial, accounting and legal advisors and considered a number of factors that it believed supported its determinations. These positive factors included the STERIS Board’s belief that:

•	the Combination will strengthen STERIS’s leadership in its infection prevention products and services businesses by bringing together two businesses with a complementary product and geographic offering to create a global leader able to provide comprehensive solutions to its Customers throughout the world, including the largest hospitals and multi-national device companies;

•	the Combination will build on STERIS’s recent acquisitions, including its acquisitions of Integrated Medical Systems, Spectrum Surgical Instruments, and Total Repair Express, to extend STERIS’s ability to provide an expanded suite of integrated, value-added products and services to hospitals;

•	the Combination will increase the diversity of STERIS’s business mix, creating a more balanced portfolio from which New STERIS could deliver products and services that are tailored to best serve the evolving needs of global Customers:

•	for medical device manufacturers, STERIS’s Isomedix and Synergy’s AST will offer a network of 58 facilities covering 18 countries;

•	for hospitals, the combination of STERIS’s Infection Prevention and Services businesses and Synergy’s Hospital Sterilization Services will strengthen the breadth and depth of the service offering, accelerating the development of hospital sterilization outsourcing;

•	the Combination will increase the diversity of STERIS’s geographic mix, combining STERIS’s strong presence in North America with Synergy’s strong positions in Europe;

•	the Combination will bring together the geographically-complementary STERIS Isomedix and Synergy AST device sterilization businesses to create a leading single-supplier solution to best serve global medical device Customers;

•	the Combination will potentially accelerate the growth of both companies, leveraging STERIS’s capabilities and infrastructure to make Synergy’s products and services more successful, and Synergy’s Customer base and markets to cross-sell existing and new STERIS products;

•	the Combination will result in compelling financial benefits, including total annual pre-tax cost savings of $30 million or more, which are expected to be achieved at the rate of 50% in fiscal year 2016 and 100% thereafter. These benefits will be primarily derived from optimizing global back-office infrastructure, leveraging best-demonstrated practices across plants, in-sourcing consumables, and eliminating redundant public company costs. This estimate excludes any potential revenue synergies; and

•	the Combination will be significantly accretive beginning in fiscal year 2016. STERIS expects that New STERIS will have an effective tax rate of approximately 25% beginning in fiscal year 2016 and that the Combination will provide New STERIS with more flexible access to its global cash flows. The STERIS Board believes that the Combination will put STERIS in a stronger and more sustainable financial position to compete internationally.

In addition, the STERIS Board noted that following the Combination the board of directors of New STERIS will consist of the ten current directors of STERIS plus three current members of the Synergy board of directors, and the senior management of STERIS, along with certain members of the senior management of Synergy, will become the senior management of New STERIS.

The STERIS Board also considered STERIS’s strategic alternatives to the Combination for maximizing shareholder value over the long-term, including the alternative of not engaging in any significant merger or acquisition activity, and the potential risks, rewards and uncertainties associated with such alternatives, including senior management’s standalone plan. The STERIS Board concluded that the proposed Combination with Synergy is the most attractive option available to STERIS and its shareholders.

The STERIS Board also considered (i) the opinion of Lazard rendered to the STERIS Board that, as of October 12, 2014, and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth in Lazard’s written opinion, the Merger Consideration to be received by the holders of STERIS Common Stock (other than the Excluded Shares) in the Combination (after giving effect to the consummation of the Scheme) is fair, from a financial point of view, to such holders, and (ii) the related presentation and financial analysis of Lazard provided to the board of directors of STERIS in connection with the rendering of its opinion, as more fully described in the section entitled “Opinion of STERIS’s Financial Advisor” beginning on page 53.

The STERIS Board weighed the above factors and considerations against a number of uncertainties, risks, and potentially negative factors relevant to the combination, including:

•	that the fixed number of New STERIS shares to be issued per Synergy share will not adjust downward to compensate for changes in the price of STERIS shares or Synergy shares;

•	the adverse impact that business uncertainty pending the consummation of the Combination could have on Synergy’s ability to attract, retain, and motivate key personnel until the consummation of the Combination;

•	the risks related to the fact that the combination might not be completed in a timely manner or at all, including that failure to complete the combination could cause STERIS to incur significant expenses and/or lead to negative perceptions among investors;

•	that the Takeover Code limits the contractual commitments that could be obtained from Synergy to take actions in furtherance of the Combination, and the Synergy Board may if its fiduciary and other directors’ duties so require, withdraw its recommendation in support for the Scheme at any time before the Court reduction hearing. The Takeover Code does not permit Synergy to pay any break fee if it does so, nor can it be subject to any restrictions on soliciting or negotiating other offers or transactions involving Synergy other than the restrictions against undertaking actions or entering into agreements which are similar to or have a similar effect to “poison pills” and which might frustrate STERIS’s offer for Synergy;

•	that the Takeover Code provides that certain conditions may only be invoked where the circumstances underlying the failure of the condition are of material significance to STERIS in the context of the Combination. Therefore, with the exceptions of certain antitrust conditions and certain conditions relating to (i) the approval of the Scheme by Synergy shareholders and the Court, (ii) the approval of the Merger Agreement by STERIS shareholders and (iii) the listing of New STERIS ordinary shares on the NYSE, STERIS may be required to obtain agreement of the Takeover Panel in order to exercise its right to invoke the failure of a condition, and that there is no assurance the Takeover Panel would so agree;

•	the challenges inherent in the combination of two businesses of the size and scope of STERIS and Synergy, including the possibility that the anticipated cost savings, synergies and other benefits sought to be obtained by the combination might not be achieved in the time frame contemplated or at all;

•	the risk that changes to relevant tax laws, including Section 7874 of the Code, could cause New STERIS to be treated as a U.S. domestic corporation for U.S. federal tax purposes following the Combination, or could otherwise have negative effects on New STERIS or its subsidiaries or affiliates; and

•	the risks of the type and nature described in the sections of this proxy/prospectus entitled “Risk Factors,” beginning on page 19 and “Forward-Looking Statements,” beginning on page 32.

The foregoing discussion of the information and factors considered by the STERIS Board is not exhaustive but is intended to reflect the material factors considered by the STERIS Board in its consideration of the Combination. In view of the large number of factors considered and their complexity, the STERIS Board, both individually and collectively, did not find it practicable to and did not attempt to quantify or assign any relative or specific weight to the various factors. Rather, the STERIS Board based its recommendation on the totality of the information presented to and considered by it. In addition, individual members of the STERIS Board may have given different weights to different factors.

The foregoing discussion of the information and factors considered by the STERIS Board is forward-looking in nature. This information should be read in light of the factors described under the section entitled “Forward-Looking Statements” beginning on page 32.

Opinion of Lazard Frères & Co. LLC—Financial Advisor to STERIS

STERIS and New STERIS have retained Lazard to act as their financial advisor. As part of this engagement, STERIS requested that Lazard evaluate the fairness, from a financial point of view, of the Merger Consideration to be received by the holders of STERIS common stock (other than the Excluded Shares) in the Combination (after giving effect to the consummation of the Scheme). At a meeting of the STERIS Board held to evaluate the Combination on October 12, 2014, Lazard rendered an oral opinion to the STERIS Board, subsequently confirmed in writing, to the effect that, as of such date, and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth in Lazard’s written opinion, the Merger Consideration to be received by the holders of STERIS Common Stock (other than the Excluded Shares) in the Combination (after giving effect to the consummation of the Scheme) is fair, from a financial point of view, to such holders.

The full text of Lazard’s written opinion, dated October 12, 2014, which sets forth the assumptions made, procedures followed, factors considered and qualifications and limitations on the review undertaken by Lazard in connection with its opinion, is attached as Annex D to this proxy statement/prospectus and is incorporated herein by reference. The Lazard opinion is not intended to and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to the Combination or any matter relating thereto. We encourage you to read Lazard’s opinion carefully and in its entirety.

Lazard’s opinion was provided for the benefit of the STERIS Board and was rendered to the STERIS Board in connection with its evaluation that the Merger Consideration (after giving effect to the consummation of the Scheme) to be received by the holders of STERIS Common Stock (other than STERIS, STERIS U.S. or STERIS Merger Sub) in the Combination is fair, from a financial point of view, to such holders, and did not address any other aspects of the Combination.

Lazard’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Lazard as of, the date of Lazard’s opinion. Lazard assumed no responsibility for updating or revising its opinion based on circumstances or events occurring after the date of Lazard’s opinion. Lazard’s opinion did not express any opinion as to the price at which STERIS shares, ordinary shares of New STERIS or ordinary shares of Synergy may trade at any time subsequent to the announcement of the Combination.

In connection with its engagement, Lazard was not authorized to, and did not, solicit indications of interest from third parties regarding a potential transaction with STERIS, and its opinion did not address the relative merits of the Combination as compared to any other transaction or business strategy in which STERIS might engage or the merits of the underlying decision by STERIS to engage in the Combination.

The following is a summary of Lazard’s opinion. We encourage you to read Lazard’s written opinion carefully in its entirety:

In connection with its opinion, Lazard:

•	reviewed the financial terms and conditions of a draft of the Merger Agreement and a draft of the Rule 2.7 Announcement;

•	reviewed certain publicly available historical business and financial information relating to Synergy and STERIS;

•	reviewed various internal financial projections and other data provided to Lazard by the management of Synergy relating to the business of Synergy;

•	reviewed various financial projections and other data provided to Lazard by the management of STERIS relating to the business of Synergy, including financial projections relating to the business of Synergy under a “Case 1” scenario and a “Case 2” scenario (see the section entitled “STERIS and Synergy Unaudited Prospective Financial Information” beginning on page 67);

•	reviewed internal financial projections and other data provided to Lazard by the management of STERIS relating to the business of STERIS;

•	reviewed the projected synergies and other benefits, including the amount and timing thereof, anticipated by the management of STERIS to be realized from the Combination;

•	held discussions with members of the senior management of Synergy with respect to the business and prospects of Synergy;

•	held discussions with the members of the senior management of STERIS with respect to the businesses and prospects of STERIS and Synergy;

•	held discussions with members of the senior management of STERIS and Synergy with respect to the synergies and other benefits anticipated by the managements of STERIS and Synergy to be realized from the Combination;

•	reviewed public information with respect to certain other companies in lines of business Lazard believed to be generally relevant in evaluating the businesses of Synergy, STERIS and New STERIS;

•	reviewed the financial terms of certain business combinations involving companies in lines of business Lazard believed to be generally relevant in evaluating the business of Synergy;

•	reviewed historical stock prices and trading volumes of Synergy ordinary shares and STERIS shares;

•	reviewed the potential pro forma financial impact of the Combination on New STERIS based on the financial projections referred to above relating to Synergy and STERIS; and

•	conducted such other financial studies, analyses and investigations as Lazard deemed appropriate.

Lazard assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. Lazard did not conduct any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of Synergy or STERIS, or concerning the solvency or fair value of Synergy or STERIS, and Lazard was not furnished with any such valuation or appraisal. STERIS management directed Lazard to utilize the financial projections and other data prepared by the management of STERIS for purposes of its analyses. Lazard assumed, with STERIS management’s consent, that the financial projections utilized in its analyses, including those related to projected synergies and other benefits anticipated by the management of STERIS to be realized from the Combination have been reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of STERIS and Synergy, respectively, and such synergies and other benefits. In addition, Lazard assumed, with the consent of STERIS, that such financial projections and projected synergies and other benefits will be realized in the amounts and at the times contemplated thereby. Lazard assumes no responsibility for and expresses no view as to such projections or the assumptions on which they are based.

In rendering its opinion, Lazard assumed, with the consent of STERIS management, that the Combination would be consummated on the terms described in the Rule 2.7 Announcement and the Merger Agreement, without any waiver or modification of any material terms or conditions. Representatives of STERIS advised Lazard, and Lazard assumed, that the Rule 2.7 Announcement and the Merger Agreement, when executed, would conform to the drafts reviewed by Lazard in all material respects. Lazard also assumed, with the consent of STERIS management, that obtaining the necessary governmental, regulatory or third-party approvals and consents for the Combination will not have an adverse effect on STERIS, Synergy or the Combination. Lazard did not express any opinion as to any tax or other consequences that might result from the Combination, nor did Lazard’s opinion address any legal, tax, regulatory or accounting matters, as to which Lazard understood that STERIS obtained such advice as it deemed necessary from qualified professionals. Lazard expressed no view or opinion as to any terms or other aspects (other than the Merger Consideration to the extent expressly specified in its opinion) of the Combination, including, without limitation, the form or structure of the Combination or any agreements or arrangements entered into in connection with, or contemplated by, the Combination. In addition, Lazard expressed no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Combination, or class of such persons, relative to the Merger Consideration or otherwise.

Summary of Material Financial Analysis

The following is a brief summary of the material financial and comparative analyses that Lazard deemed to be appropriate for this type of transaction and that were reviewed with the STERIS Board in connection with rendering Lazard’s opinion. The summary of Lazard’s financial analyses described below is not a complete description of the analyses underlying its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description.

In arriving at its opinion, Lazard did not draw, in isolation, conclusions from or with regard to any factor or analysis considered by it. Rather, Lazard made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses. Considering selected portions of the analyses and reviews in the summary set forth below, without considering the analyses and reviews as a whole, could create an incomplete or misleading view of the analyses and reviews underlying Lazard’s opinion.

For purposes of its analyses and reviews, Lazard considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of STERIS and Synergy. No company, business or transaction used in Lazard’s analyses and reviews as a comparison is identical to STERIS or Synergy or the Combination, and an evaluation of the results of those analyses and reviews is not entirely mathematical. Rather, the analyses and reviews involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, businesses or transactions used in Lazard’s analyses and reviews. The estimates contained in Lazard’s analyses and reviews and the ranges of valuations resulting from any particular analysis or review are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by Lazard’s analyses and reviews. In addition, analyses and reviews relating to the value of companies, businesses or securities do not purport to be appraisals or to reflect the prices at which companies, businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Lazard’s analyses and reviews are inherently subject to substantial uncertainty.

The summary of the analyses and reviews provided below includes information presented in tabular format. In order to fully understand Lazard’s analyses and reviews, the tables must be read together with the full text of each summary. The tables alone do not constitute a complete description of Lazard’s analyses and reviews. Considering the data in the tables below without considering the full description of the analyses and reviews, including the methodologies and assumptions underlying the analyses and reviews, could create a misleading or incomplete view of Lazard’s analyses and reviews.

Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before October 10, 2014 and is not necessarily indicative of current market conditions. Throughout its analyses, where applicable, Lazard converted pounds to dollars assuming a spot exchange rate of $1.61/£.

Discounted Cash Flow Analysis

Synergy

Lazard performed a discounted cash flow analysis of Synergy to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that Synergy was projected to generate from December 31, 2014 through fiscal year 2019, in each case, based on projections provided by the management of STERIS. The financial projections that STERIS management provided to Lazard, and that Lazard used in its discounted cash flow analyses, comprised two cases: “Case 1,” reflecting more conservative management assumptions for the future performance of Synergy, and “Case 2,” reflecting less conservative management assumptions for the future performance of Synergy. STERIS management believes Case 2 is the more likely case for the future performance of Synergy. Lazard also calculated a terminal value for Synergy by applying a perpetuity growth rate, based on its professional judgment given the nature of Synergy and its business and industry, of 2.0% to 3.0%, to the projected standalone unlevered, after-tax free cash flows of Synergy in the terminal year under each of the Case 1 and Case 2 scenarios. The cash flows and the terminal value were then discounted to present value using a discount rate of 6.75% to 7.75%, based on an estimate of Synergy’s weighted average cost of capital, to derive a range of implied enterprise values for Synergy under each of the Case 1 projections and the Case 2 projections. A range of implied equity values for Synergy was then calculated by reducing the range of implied enterprise values by the amount of Synergy’s projected net debt (calculated as debt less cash and cash equivalents) as of December 31, 2014. Lazard performed this analysis for Synergy (i) on a standalone basis and (ii) with the inclusion of operating (but not tax) synergies referred to as the Case 1 Estimates and operating (but not tax) synergies and incremental revenue opportunities referred to as the Case 2 Estimates estimated by STERIS management to be realized from the transaction, attributing 100% of the value of such synergies and revenue opportunities to Synergy. For a description of the Case 1 Estimates and Case 2 Estimates, together with important information about the qualifications and limitations concerning the synergy and revenue opportunity estimates utilized in Case 1 and Case 2, please see the section “STERIS and Synergy Unaudited Prospective Financial Information” beginning on page 67. Lazard’s analysis indicated an implied per-share equity value reference range for Synergy on a standalone basis of approximately $24.10 to $37.80 under the Case 1 projections and approximately $27.40 to $43.30 under the Case 2 projections. Lazard’s analysis with the inclusion of the Case 1 Estimates and Case 2 Estimates, attributing 100% of the value of such synergies and revenue opportunities to Synergy, indicated an implied per-share equity value reference range for Synergy of approximately $29.70 to $46.50 under the Case 1 projections and approximately $36.60 to $57.60 under the Case 2 projections.

Lazard also performed the discounted cash flow analysis outlined above with the inclusion of tax synergies (in addition to operating synergies) projected by the management of STERIS as a result of the Transaction, attributing 100% of the value of such synergies to Synergy. Lazard indicated to the STERIS Board that realization of such projected tax benefits remains uncertain in light of potential future anti-inversion legislative and administrative action. Lazard’s analysis with the inclusion of the tax synergies (in addition to operating synergies) projected by STERIS management to be realized from the transaction, attributing 100% of the value of such synergies to Synergy, indicated an implied per-share equity value reference range for Synergy of approximately $33.30 to $50.10 under the Case 1 projections and approximately $40.20 to $61.20 under the Case 2 projections.

STERIS

Lazard performed a discounted cash flow analysis of STERIS to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that STERIS was projected to generate from December 31, 2014 through fiscal year 2019, in each case, based on projections provided by the management of STERIS. Lazard also calculated a terminal value for STERIS by applying a perpetuity growth rate, based on its professional judgment given the nature of STERIS and its business and industry, of 2.0% to 3.0%, to the projected standalone unlevered, after-tax free cash flows of STERIS in the terminal year. The cash flows and the terminal value were then discounted to present value using a discount rate of 6.75% to 7.75%, based on an estimate of STERIS’s weighted average cost of capital, to derive a range of implied enterprise values for STERIS. A range of implied equity values for STERIS was then calculated by reducing the range of implied enterprise values by the amount of STERIS’s projected net debt (calculated as debt less cash and cash equivalents) as of December 31, 2014. This analysis indicated an implied per share equity value reference range of approximately $53.10 to $83.20 for STERIS on a standalone basis.

Implied Adjusted Exchange Ratio

Lazard calculated an implied adjusted exchange ratio reference range by dividing the high end of the implied per share value reference range for Synergy, less the 439 pence per-share cash consideration to be paid to Synergy shareholders in the Transaction (the “Cash Consideration”), by the low end of the implied per share value reference range for STERIS indicated by the discounted cash flow analyses and by dividing the low end of the implied per share value reference range for Synergy, less the per share Cash Consideration, by the high end of the implied per share value reference range for STERIS indicated by the discounted cash flow analyses. Utilizing the projections provided by STERIS management for Synergy on a standalone basis, this analysis indicated an implied exchange ratio reference range of 0.205 to 0.579 of a New STERIS ordinary share for each Synergy ordinary share under the Case 1 projections and 0.245 to 0.683 of a New STERIS ordinary share for each Synergy ordinary share under the Case 2 projections. Utilizing the projections provided by STERIS management for Synergy with the inclusion of operating (but not tax) synergies, and attributing 100% of the value of such synergies to Synergy, the analysis indicated an implied exchange ratio reference range of 0.272x to 0.743x of a New STERIS ordinary share for each Synergy ordinary share under the Case 1 projections and 0.357x to 0.956x of a New STERIS ordinary share for each Synergy ordinary share under the Case 2 projections. Lazard compared these exchange ratios to the exchange ratio of 0.4308 of a New STERIS ordinary share for each Synergy ordinary share in the Scheme.

Lazard also calculated an implied adjusted exchange ratio using the methodology outlined above utilizing the projections provided by STERIS management for Synergy with the inclusion of tax synergies in addition to operating synergies and attributing 100% of the value of such synergies to Synergy. Lazard indicated to the STERIS Board that, though based on the advice of STERIS’s legal and tax advisors, STERIS management has concluded that realization of the projected tax synergies of the Transaction will not be negatively impacted by the notice issued by the U.S. Department of the Treasury and the Internal Revenue Service on September 22, 2014, realization of such projected tax benefits remains uncertain in light of potential future anti-inversion legislative and administrative action. This analysis indicated an implied exchange ratio reference range of 0.315x to 0.811x of a New STERIS ordinary share for each Synergy ordinary share under the Case 1 projections and 0.401x to 1.023x of a New STERIS ordinary share for each Synergy ordinary share under the Case 2 projections. Lazard compared these exchange ratios to the exchange ratio of 0.4308 of a New STERIS ordinary share for each Synergy ordinary share in the Scheme.

Selected Publicly Traded Companies Analyses

Synergy

In performing a selected publicly traded companies analysis of Synergy, Lazard reviewed publicly available financial and market information for Synergy and the selected public companies listed in the table below (the “Synergy Selected Public Companies”), which Lazard deemed most relevant to consider in relation to Synergy, based on its professional judgment and experience, because they are public companies with operations that for purposes of this analysis Lazard considered similar to the operations of one or more of the business lines of Synergy.

Lazard reviewed, among other things, enterprise values of the Synergy Selected Public Companies as a multiple of estimated earnings before interest, taxes, depreciation and amortization (“EBITDA”) or EBITDA adjusted to count the depletion of cobalt-60, a radioisotope that is used in gamma irradiation and that could be considered a variable cost input to production, as an operating expense (“Cobalt Depletion”) for calendar year 2014. Enterprise values were generally calculated as equity value (based on the per share closing price of each selected public company on October 10, 2014 multiplied by the fully diluted number of such company’s outstanding equity securities on such date), plus debt, plus minority interest, less cash and cash equivalents (in the case of debt, minority interest, cash and cash equivalents, as set forth on the most recent publicly available balance sheet of such company and in the case of minority interest, where applicable). The financial data of the Synergy Selected Publicly Traded Companies used by Lazard for this analysis were based on publicly available research analysts’ estimates and, in the case of Synergy, on the Case 1 and Case 2 financial projections provided to Lazard by STERIS management, and in the case of STERIS, on the financial projections provided to Lazard by STERIS management. The EBITDA multiple for each of the Synergy Selected Public Companies is set forth in the table below.

Sector	Synergy Selected Public Company	EV / 2014E EBITDA
Healthcare/ Linen Services	Cintas	10.5x
Healthcare/ Linen Services	Rentokil	7.1x
Healthcare/ Linen Services	Berendsen	5.8x
Healthcare/ Linen Services	Unifirst	6.8x
Laboratory Services	LabCorp	9.4x
Laboratory Services	Quest Diagnostics	8.6x
Laboratory Services	Sonic Healthcare	11.5x
Laboratory Services	Bio Reference Labs	7.8x
Sterilization/ Outsourcing	STERIS	11.5x (12.1x ex. Cobalt Depletion)
Sterilization/ Outsourcing	Greatbatch	9.8x

Reference:
	Synergy	9.6x (ex. Cobalt Depletion)

Lazard then conducted a sum-of-the-parts analysis to derive a range of indicative values per share of Synergy. In carrying out this analysis, Lazard applied, based on its review of the Synergy Selected Public Companies (and in particular, the multiples listed in the table above) and its experience and professional judgment, to the projections provided to Lazard by the management of STERIS of estimated EBITDA for Synergy for the fiscal year ended March 31, 2015 (excluding Cobalt Depletion depreciation of $17.3 million), a reference range of multiples of (i) 10.0x-12.0x with respect to projected EBITDA from Synergy’s medical device sterilization business unit (based on its judgment and review of Synergy and Greatbatch), (ii) 9.0x to 11.0x with respect to projected EBITDA from Synergy’s hospital sterilization business unit (based on its judgment and review of all Synergy Selected Public Companies) and (iii) 7.0x-9.0x with respect to projected EBITDA from Synergy’s healthcare solutions business unit (based on its judgment and review of Cintas, Rentokil, Berendesen and Unifirst). After subtracting the amount of corporate overhead expenses (which were not reflected in the EBITDA figures for each Synergy business unit), capitalized at a range of 9.3x to 11.3x, and the amount of Synergy’s projected net debt as of December 31, 2014, this analysis indicated an implied per share equity value reference range of approximately $17.80 to $22.60 for Synergy.

STERIS

In performing a selected publicly traded companies analysis of STERIS, Lazard reviewed publicly available financial and stock market information for STERIS and the selected public companies listed in the table below (the “STERIS Selected Public Companies”), which Lazard deemed most relevant to consider in relation to STERIS, based on its professional judgment and experience, because they are public companies with operations that for purposes of this analysis Lazard considered similar to the operations of STERIS.

Lazard reviewed, among other things, enterprise values of the STERIS Selected Public Companies as a multiple of estimated EBITDA for calendar years 2014 and 2015. Enterprise values were generally calculated as equity value (based on the per-share closing price of each selected public company on October 10, 2014 multiplied by such company’s outstanding equity securities on such date), plus debt, plus minority interest, less cash and cash equivalents (in the case of debt, minority interest, cash and cash equivalents, as set forth on the most recent publicly available balance sheet of such company and in the case of minority interest, where applicable). The financial data of the STERIS Selected Publicly Traded Companies used by Lazard for this analysis were based on publicly available research analysts’ estimates. The 2014 and 2015 EBITDA multiples for each of the STERIS Selected Public Companies are set forth in the table below.

STERIS Selected Public Company	EV / 2014E EBITDA	EV / 2015E EBITDA
Covidien(a)	12.4x	11.5x
Stryker	11.7x	10.9x
CR Bard	12.6x	12.0x
CareFusion(b)	9.8x	9.0x
Hospira	12.0x	12.4x
ResMed	12.7x	11.5x
Getinge	11.4x	8.6x
Teleflex	13.3x	11,8x
Hill-Rom	10.1x	10.0x
Integra	11.7x	9.8x
Masimo	10.9x	10.5x
Reference:
STERIS	11.5x	10.4x

Notes:
(a)	Covidien shown as June 13, 2014, the last trading day prior to announcement of merger with Medtronic.
(b)	CareFusion shown as of October 3, 2014, the last trading day prior to announcement of a merger with Becton Dickinson.

Lazard then applied a reference range of multiples of 11.2x (which corresponds to the 25th percentile of the 2014 EBITDA multiples for the STERIS Selected Public Companies) to 12.5x (which corresponds to the 75th percentile of the 2014 EBITDA multiples for the STERIS Selected Public Companies), derived by Lazard based on its review of the STERIS Selected Public Companies and its experience and professional judgment, to the projections provided by the management of STERIS of estimated EBITDA for STERIS for the fiscal year ending March 31, 2015. This analysis indicated an implied equity value per share reference range for STERIS of approximately $57.30 to $64.80.

Implied Adjusted Exchange Ratio

Lazard calculated an implied adjusted exchange ratio reference range by dividing the high end of the implied per share value reference range for Synergy, less the Cash Consideration, by the low end of the implied per share value reference range for STERIS indicated by the selected publicly traded companies analyses and by dividing the low end of the implied per share value reference range for Synergy, less the Cash Consideration, by the high end of the implied per share value reference range for STERIS indicated by the selected publicly traded companies analyses. This analysis indicated an implied exchange ratio reference range of 0.166 to 0.271 of a New STERIS ordinary share for each Synergy ordinary share as compared to the exchange ratio of 0.4308 of a New STERIS ordinary share for each Synergy ordinary share in the scheme.

Selected Precedent Transactions Analysis

Lazard reviewed, to the extent publicly available, financial information relating to (i) 29 transactions involving healthcare outsourcing and lab services companies, with a particular focus on sterilization and reprocessing companies (the “Services and Sterilization Transactions”), and (ii) seven transactions involving large, profitable medical technology and equipment companies (excluding acquisitions of targets focused on implantable devices) with transaction enterprise values in the range of $1 billion to $7.5 billion (the “Medical Device Transactions”). Based on its professional judgment and experience, Lazard deemed these transactions relevant to consider in relation to Synergy and the Combination. Lazard selected these transactions because they represented transactions of which Lazard was aware announced between October 2006, a date selected due to Synergy’s acquisition of Isotron, and October 2014 involving companies in the healthcare outsourcing, lab services and medical technology and equipment industries, which Lazard considered, in its professional judgment and experience, most relevant to the Combination.

No company, business or transaction used in this analysis is identical or directly comparable to Synergy or the Combination. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition or other values of the companies, business segments or transactions to which Synergy or the Combination were compared.

Lazard reviewed transaction values and calculated the enterprise value implied for the target company based on the consideration paid in the selected transaction, as a multiple of the target company’s last 12-months (“LTM”) revenue and EBITDA (in each case, to the extent publicly available and calculated for the last 12 month period available prior to the date of announcement of such transaction) and, solely in the case of the Medical Device Transactions, as a multiple of the target company’s revenue and EBITDA for the first full projected fiscal year following announcement (“FY+1”). The financial data used by Lazard for the selected transactions were based on publicly available information at the time of announcement of the relevant transaction and, in the case of acquisitions in which STERIS was the acquirer, information provided by STERIS management.

With respect to the Services and Sterilization Transactions, Lazard’s analysis indicated average and median enterprise value to LTM EBITDA multiples of 11.3x and 10.9x, respectively, and a 25th percentile to 75th percentile range of 8.6x to 13.4x. The enterprise value and enterprise value to LTM revenue and EBITDA multiples for each of the Services and Sterilization Transactions are set forth in the table below.

Announcement Date	Acquirer	Target	Enterprise Value (in millions)	Enterprise Value/LTM Revenue	Enterprise Value/LTM EBITDA
April 2014	STERIS	Integrated Medical Systems International	$165	1.2x	19.4x
March 2014	GTCR/ Sterigenics	Nordion(a)	$561	2.5x	8.0x
February 2014	Accellent	Lake Regional Medical	$390	1.8x	8.7x
January 2014	Quest Diagnostics	Solstas Lab Partners	$570	1.6x	N/A
June 2013	LifeLabs Medical Laboratory Svcs.	CML Healthcare	$1,118	3.3x	11.3x
October 2012	STERIS	Spectrum Surgical Instruments Corp	$76	2.1x	12.0x
October 2012	STERIS	Total Repair Express	$31	1.0x	7.5x
July 2012	LabCorp	MEDTOX Scientific, Inc.	$248	2.2x	15.7x
July 2012	STERIS	US Endoscopy	$270	3.9x	13.5x
November 2011	MIRACA	Caris Life Sciences	$725	3.3x	12.9x
September 2011	Johnson & Johnson	Sterilmed	$350	3.0x	N/A
August 2011	Cantel Medical Corp.	Byrne Medical	$116	3.0x	9.3x
July 2011	Nestlé Health Science S.A.	Prometheus Laboratories	N/A	2.7x	10.5x
May 2011	Quest Diagnostics	Celera	$330	2.6x	N/A
April 2011	Eurofins Scientific	Lancaster Laboratories	$200	1.8x	8.6x
February 2011	GTCR	SteriGenics	$675	2.5x	7.0x
January 2011	Novartis	Genoptix	$344	1.7x	N/A
September 2010	Laboratory Corp. of America	Genzyme Genetic	$925	2.5x	N/A
June 2010	PAI Partners	Pasteur Cerba	$500	2.2x	N/A
May 2010	Providence Equity Partners	Virtual Radiologic	$245	2.0x	N/A
February 2010	Bridgepoint Capital	LGC Limited	$414	1.3x	N/A
November 2009	Stryker	Ascent Healthcare Solutions	$525	3.9x	14.3x
September 2009	BC Partners; Vienna Insurance Group	FutureLAB	$443	N/A	N/A
June 2009	Alere	Concateno plc	$240	3.6x	N/A
July 2008	Labco Diagnostics	Sampletest Spain	$305	2.8x	N/A
May 2008	Cardinal Health	Enturia	$490	3.5x	N/A
October 2007	Capio	Unilabs	$398	N/A	N/A
August 2007	Sonic Healthcare	Bioscientia Institut	$263	1.5x	N/A
October 2006	Synergy	Isotron	$381	4.2x	N/A

Notes:

(a)	Enterprise value for GTCR/Sterigenics/Nordion transaction was adjusted to include accrued liabilities (e.g., pension liabilities and litigation settlement reserves). It was not adjusted for any type of business practices litigation or judgments. Revenue and EBITDA were normalized to exclude $26 million increase in revenue due to competitor supply disruptions in the first fiscal quarter of 2014, as disclosed by Nordion (adjusted at Nordion’s earnings before interest and taxes margin for such quarter).

Lazard then applied LTM EBITDA multiples of 8.0x to 11.0x, informed by the low to median range of LTM EBITDA multiples for the Services and Sterilization Transactions to the estimated LTM EBITDA as of December 31, 2014 of Synergy. This analysis indicated a per-share equity value reference range of approximately $17.20 to $25.50 for Synergy.

Medical Device Precedent Transactions

The enterprise value and enterprise value to LTM or FY+1 revenue and EBITDA multiples for each of the Medical Device Transactions are set forth in the table below.

Announcement Date	Acquirer	Target	Enterprise Value (in millions)	Enterprise Value/Revenue		Enterprise Value/ EBITDA
				LTM	FY+1	LTM	FY+1
February 2014	Smith & Nephew	ArthroCare	$1,514	4.0x	3.7x	18.0x	17.2x
December 2012	Baxter	Gambro	$4,000	2.5x	2.4x	15.0x	15.0x
July 2011	Apax	KCI	$6,339	3.1x	2.9x	9.8x	8.9x
April 2011	Endo	American Medical Systems	$2,777	5.1x	4.7x	15.4x	14.1x
March 2011	Terumo	CaridianBCT	$2,625	5.0x	4.7x	14.4x	13.5x
January 2009	Abbott	Advanced Medical Optics	$2,765	2.3x	2.4x	10.4x	9.2x
May 2008	Avista & Nordic Capital	ConvaTec	$4,100	3.4x	3.3x	11.1x	10.5x

Lazard then applied LTM EBITDA multiples of 10.7x to 15.2x, derived from the 25th to 75th percentile range of LTM EBITDA multiples for the Medical Device Transactions, to the estimated LTM EBITDA as of December 31, 2014 of Synergy. This analysis indicated a per share equity value reference range of approximately $24.60 to $37.00 for Synergy.

Illustrative New STERIS Pro Forma Valuation Analysis Based on Discounted Cash Flow

Lazard performed a value creation analysis by comparing the range of implied standalone per-share equity values for STERIS based on the discounted cash flow analyses described above to the implied pro forma per-share equity value of New STERIS after consummation of the Transaction. Lazard calculated the range of implied pro forma per-share equity values of New STERIS based on a combined business plan which comprises standalone projections for STERIS, standalone projections for Synergy (under Case 1 and Case 2) and projected operating synergies of the combined business (which did not included anticipated tax synergies), in each case, as provided by the management of STERIS. For its discounted cash flow analysis of New STERIS, to calculate the estimated present value of the unlevered, after-tax free cash flows that New STERIS was projected to generate from December 31, 2014 through fiscal year 2019 based on (i) the financial projections for STERIS, (ii) each of the Case 1 and Case 2 projections for Synergy and (iii) operating (but not tax) synergies referred to as the Case 1 Estimates and operating (but not tax) synergies and incremental revenue opportunities referred to as the Case 2 Estimates, in the case of each of clauses (i) through (iii), as projected or estimated by STERIS management. For a description of the Case 1 Estimates and Case 2 Estimates, together with important information about the qualifications and limitations concerning the synergy and revenue opportunity estimates utilized in Case 1 and Case 2, please see the section “STERIS and Synergy Unaudited Prospective Financial Information” beginning on page 67. In each case, Lazard calculated a terminal value by applying perpetuity growth rate ranges of both 2.0% to 3.0% (which was consistent with the stand-alone valuation of both companies) and 2.5% to 3.5% (which is 0.5% higher than the stand-alone valuation range, due to potential strategic and financial benefits of the combination) to the cash flows from such synergies in the terminal year. The cash flows from such synergies and the terminal values were then discounted to present value using a discount rate of 6.75% to 7.75%, based on an estimate of New STERIS’s weighted average cost of capital, to derive a range of implied pro forma enterprise values for New STERIS. A range of implied equity values for New STERIS was then calculated by reducing the range of implied enterprise values by the amount of New STERIS’s projected net debt (calculated as debt less cash and cash equivalents), taking into account the Combination and assuming a Combination closing date of December 31, 2014.

Lazard’s analysis indicated an implied per share equity value reference range for New STERIS, utilizing the Case 1 projections for Synergy and for operational synergies, of approximately $51.00 to $83.20 assuming a perpetuity growth rate range of 2.0% to 3.0% and approximately $56.20 to $96.60 assuming a perpetuity growth rate range of 2.5% to 3.5%. The analysis indicated an implied per share equity value reference range for New STERIS, utilizing the Case 2 projections for Synergy and for operational synergies, of approximately $55.90 to $91.00 assuming a perpetuity growth rate range of 2.0% to 3.0% and approximately $61.60 to $105.70 assuming a perpetuity growth rate range of 2.5% to 3.5%. Lazard compared these implied per share equity value reference ranges for New STERIS to the implied per share equity value reference range resulting from Lazard’s discounted cash flow analysis for STERIS on a standalone basis of approximately $53.10 to $83.20.

Lazard also performed the value creation analysis outlined above with the inclusion of tax synergies projected by the management of STERIS as a result of the Combination. Lazard indicated to the STERIS Board that realization of the projected tax synergies of the Combination will not be negatively impacted by the notice issued by the U.S. Department of the Treasury and the Internal Revenue Service on September 22, 2014, realization of such projected tax benefits remains uncertain in light of potential future anti-inversion legislative and administrative action. Lazard’s analysis with the inclusion of the tax synergies projected by management indicated an implied per share equity value reference range for New STERIS, utilizing the Case 1 projections for Synergy and for operational synergies, of approximately $53.50 to $85.70 assuming a perpetuity growth rate range of 2.0% to 3.0% and approximately $58.70 to $99.10 assuming a perpetuity growth rate range of 2.5% to 3.5%. The analysis indicated an implied per share equity value reference range for New STERIS, utilizing the Case 2 projections for Synergy and for operational synergies, of approximately $58.40 to $93.50 assuming a perpetuity growth rate range of 2.0% to 3.0% and approximately $64.10 to $108.20 assuming a perpetuity growth rate range of 2.5% to 3.5%. Lazard compared these implied per share equity value reference ranges for New STERIS to the implied per share equity value reference range resulting from Lazard’s discounted cash flow analysis for STERIS on a standalone basis of approximately $53.10 to $83.20.

Illustrative New STERIS Pro Forma Valuation Analysis Based on Trading Comparables

Lazard also performed a value creation analysis by comparing the range of implied per share equity values for STERIS based on the selected publicly traded companies analysis described above to the implied pro forma per share equity value of New STERIS after consummation of the Combination. Lazard calculated a reference range of pro forma market values of New STERIS ordinary shares following the closing of the Combination by applying the reference range of multiples of 11.2x (which corresponds to the 25th percentile of the 2014 EBITDA multiples for the STERIS Selected Public Companies) to 12.5x (which corresponds to the 75th percentile of the 2014 EBITDA multiples for the STERIS Selected Public Companies) to estimated EBITDA for New STERIS for the fiscal year ending March 31, 2015, which estimated EBITDA for New STERIS for the fiscal year ending March 31, 2015 was based on projections provided by the management of STERIS. This analysis indicated a per share equity value reference range of approximately $55.30 to $63.30 under Case 1 or $56.40 to $64.60 under Case 2, in each case for New STERIS on a pro forma basis, as compared to approximately $57.30 to $64.80 for STERIS on a standalone basis.

Other Factors

Lazard also reviewed and considered other factors, that were not considered part of its financial analyses in connection with rendering its advice, but were referenced for informational purposes, including, among other things, the analysts’ price targets, 52-week trading range and precedent premia analyses described below.

Analyst Price Targets

Lazard reviewed publicly available share price targets of research analysts’ estimates known to Lazard as of October 10, 2014, noting that the low and high share price targets ranged from $58.00 to $69.00 for STERIS and that the low and high share price targets ranged from $20.80 to $27.40 for Synergy. Lazard calculated an implied adjusted exchange ratio reference range by dividing the high end of the share price target range for Synergy, less the Cash Consideration, by the low end of the share price target range for STERIS and by dividing the low end of the share price target range for Synergy, less the Cash Consideration, by the high end of the share price target range for STERIS. This analysis indicated an implied adjusted exchange ratio reference range of 0.199 to 0.351 of a New STERIS ordinary share for each Synergy ordinary share as compared to the exchange ratio of 0.4308 of a New STERIS ordinary share for each Synergy ordinary share in the Scheme.

52-Week Trading Range

Lazard reviewed historical trading prices of Synergy and STERIS shares during the 52-week period ended October 10, 2014, noting that the low and high closing prices during such period ranged from $43.60 to $57.70 for STERIS and $15.90 to $24.90 for Synergy. Lazard calculated an implied adjusted exchange ratio reference range by dividing the high end of the historical trading price range for Synergy, less the Cash Consideration, by the low end of the historical trading price range for STERIS and by dividing the low end of the historical trading price range for Synergy, less the Cash Consideration, by the high end of the historical trading price range for STERIS. This analysis indicated an implied adjusted exchange ratio reference range of 0.153 to 0.409 of a New STERIS ordinary share for each Synergy ordinary share as compared to the exchange ratio of 0.4308 of a New STERIS ordinary share for each Synergy ordinary share in the scheme.

Precedent Premia

Lazard reviewed and analyzed premia paid in precedent transactions in (i) healthcare sectors generally with targets in the United States (based on 131 transactions reviewed), (ii) healthcare sectors generally with targets in the United Kingdom (based on nine transactions reviewed), (iii) the medical technology sector with targets in the United States (based on 41 transactions reviewed), (iv) the medical technology sector with targets in the United Kingdom (based on two transactions reviewed) and (v) selected inversion transactions (based on 11 transactions reviewed). Lazard calculated the premium paid in each transaction by dividing the per-share consideration announced in the announcement of such transaction by the closing share price of the target on the relevant reference date (as described in the next sentence). For purposes of calculating the premium paid in each transaction, Lazard used as reference dates the following: one day prior to the announcement of the transaction, one week prior to the announcement of the transaction and one month prior to the announcement of the transaction. Lazard calculated the 75th percentile, the average and the 25th percentile for the premia paid across each set of precedent transactions reviewed by Lazard as set forth in the table below.

	1-Day	1-Week	1-Month
All Healthcare Sectors (US)
75th Percentile	65%	70%	72%
Average	53%	55%	61%
25th Percentile	27%	27%	31%
All Healthcare Sectors (UK)
75th Percentile	52%	48%	63%
Average	43%	49%	55%
25th Percentile	27%	26%	33%
Medtech (US)
75th Percentile	50%	52%	64%
Average	43%	46%	51%
25th Percentile	27%	27%	31%
Medtech (UK)
75th Percentile	38%	45%	53%
Average	36%	42%	51%
25th Percentile	33%	39%	48%
Selected Inversions
75th Percentile	35%	39%	41%
Average	29%	31%	30%
25th Percentile	23%	20%	18%

Lazard then applied a reference range of premia of 20% to 50%, derived by Lazard based on its review of the precedent premia paid in prior takeover transactions in the U.K. and in inversion transactions, to the Synergy closing share price as of October 10, 2014 of $22.51. This analysis indicated a per share equity value reference range of approximately $27.00 to $33.80 for Synergy. Lazard calculated an implied adjusted exchange ratio reference range by dividing each of the low and the high ends of the per share equity value reference range based on the premia paid analysis for Synergy, less the Cash Consideration, by the STERIS closing share price as of October 10, 2014. This analysis indicated an implied exchange ratio reference range of 0.356 to 0.478 of a New STERIS ordinary share for each Synergy ordinary share as compared to the exchange ratio of 0.4308 of a New STERIS ordinary share for each Synergy ordinary share in the scheme.

Miscellaneous

In connection with Lazard’s services as financial advisor, STERIS has agreed to pay Lazard an aggregate fee for such services of $12 million, $2.5 million of which became payable upon the rendering of Lazard’s opinion and the remainder of which is contingent upon the closing of the Combination. In addition, STERIS may pay Lazard a discretionary fee up to a maximum amount of $2 million, determined by STERIS in its sole discretion, upon the closing of the Combination. STERIS also agreed to reimburse Lazard for certain expenses incurred in connection with Lazard’s engagement and to indemnify Lazard and certain related persons under certain circumstances against certain liabilities that may arise from or relate to Lazard’s engagement.

Lazard has in the past provided and currently is providing certain investment banking services to STERIS, and in the future may provide certain investment banking services to New STERIS and certain of its affiliates, for which Lazard has received and may receive compensation, including, in the past three years, having advised STERIS on (i) the acquisition of Integrated Medical Systems International (for which Lazard has received $2.35 million from STERIS and for which STERIS has discretion under the terms of the engagement to pay Lazard an additional $0.35 million in the future), (ii) the acquisition of Spectrum Surgical Instruments and Total Repair Express (for which Lazard received an aggregate amount of $1.0 million from STERIS upon the closing of the transactions) and (iii) the acquisition of U.S. Endoscopy (for which Lazard received an aggregate amount of $2.5 million), and other matters.

With respect to the Combination, Lazard did not recommend any specific amount of consideration to the STERIS Board or STERIS management or that any specific amount of consideration constituted the only appropriate consideration in the Combination for the holders of STERIS Common Stock.

In the ordinary course of their respective businesses, Lazard and its affiliates and employees may actively trade securities of STERIS, Synergy and certain of their respective affiliates for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of STERIS, Synergy and certain of their respective affiliates. The issuance of Lazard’s opinion was approved by the opinion committee of Lazard.

Lazard is an internationally recognized investment banking firm providing a full range of financial advisory and other services. Lazard was selected to act as a financial advisor to STERIS and New STERIS because of its qualifications, expertise and reputation in investment banking and mergers and acquisitions, as well as its familiarity with the business of STERIS.

STERIS and Synergy Unaudited Prospective Financial Information

The STERIS Projections

STERIS does not as a matter of course make public projections as to future performance or earnings beyond the current fiscal year and is especially wary of making projections for extended earnings periods due to the unpredictability of the underlying assumptions and estimates. However, in connection with STERIS’s consideration and evaluation of the Combination, STERIS’s management prepared financial projections of certain financial measures of performance (the “STERIS Projections”). STERIS has elected to provide the summary of the STERIS Projections set forth below in order to give our shareholders access to certain nonpublic information available to STERIS’s Board and our financial advisor for purposes of considering and evaluating the Combination. The inclusion of the STERIS Projections should not be regarded as an indication that the STERIS Board, STERIS, Lazard or any other recipient of this information considered, or now considers, it to be an assurance of the achievement of future results. In addition, the STERIS Projections have not been updated or revised to reflect information or results after the date the STERIS Projections were prepared or as of the date of this proxy statement/prospectus. The STERIS Projections should be read in conjunction with the considerations described below under “—Important Information about the Projections.”

	STERIS Projections ($ in millions)(1)
	Fiscal Year Ending March 31,
	2014A	2015E	2016E	2017E	2018E	2019E
Revenue	$1,622	$1,903	$2,036	$2,179	$2,331	$2,494
Adjusted EBITDA(2)	$309	$355	$389	$426	$456	$488

(1)	The STERIS projections assume (i) revenue growth of 17% per annum for fiscal year 2015 and 7% per annum in fiscal years 2016, 2017, 2018 and 2019, respectively, and (ii) EBITDA margins of 18.7% and 19.1% for fiscal years 2015 and 2016, respectively, and a constant 19.6% for fiscal years 2017, 2018 and 2019.
(2)	Adjusted EBITDA is earnings excluding net interest expense, income tax expense, depreciation and amortization, adjusted to exclude non-recurring expenses and other charges historically excluded from STERIS’s reported adjusted operating income.

The Synergy Projections

In connection with STERIS’s consideration and evaluation of the Combination, STERIS’s management prepared financial projections of certain measures of financial performance for Synergy based on publicly available third-party estimates as well as on information provided by Synergy. These financial projections comprised two cases, a “Case 1” based on more conservative STERIS management assumptions for the future performance of Synergy, and a “Case 2” based on less conservative management assumptions for the future performance of Synergy. The Case 1 and Case 2 Synergy projections are referred to together as the “Synergy Projections.” STERIS has elected to provide the summary of the Synergy Projections set forth below in order to give our shareholders access to certain nonpublic information available to STERIS’s Board and our financial advisor for purposes of considering and evaluating the Combination. The inclusion of the Synergy Projections should not be regarded as an indication that the STERIS Board, STERIS, Lazard or any other recipient of this information considered, or now considers, it to be an assurance of the achievement of future results. In addition, the Synergy Projections have not been updated or revised to reflect information or results after the date the Synergy Projections were prepared or as of the date of this proxy statement/prospectus. The Synergy Projections should be read in conjunction with the considerations described below under “ —Important Information about the Projections.”

	Synergy Stand-Alone Projections: Case 1 ($ in millions)(1)
	Fiscal Year Ending March 31,
	2014A	2015E	2016E	2017E	2018E	2019E
Revenue	$604	$667	$722	$744	$766	$784
Adjusted EBITDA(2)	$161	$164	$174	$187	$195	$197

(1)	The Synergy Case 1 projections assume (i) revenue growth of 10%, 8%, 3%, 3% and 2% per annum in fiscal years 2015, 2016, 2017, 2018 and 2019, respectively; (ii) capex levels of $85 million, $42 million, $42 million, $43 million and $44 million, in fiscal years 2015, 2016, 2017, 2018 and 2019, respectively.
(2)	Adjusted EBITDA is earnings excluding net interest expense, income tax expense, depreciation and amortization, adjusted to exclude nonrecurring expenses and other charges historically excluded from Synergy’s adjusted operating income.

	Synergy Stand-Alone Projections: Case 2 ($ in millions)(1)
	Fiscal Year Ending March 31,
	2014A	2015E	2016E	2017E	2018E	2019E
Revenue	$604	$667	$722	$785	$842	$900
Adjusted EBITDA(2)	$161	$164	$178	$198	$213	$229

(1)	The Synergy Case 2 projections assume (i) revenue growth of 10%, 8%, 9%, 7% and 7% per annum in fiscal years 2015, 2016, 2017, 2018 and 2019; (ii) capex of $85 million in fiscal year 2015 and $65 million in each of fiscal years 2016, 2017, 2018 and 2019 to support the assumed higher rate of revenue growth in 2017, 2018 and 2019.
(2)	Adjusted EBITDA is earnings excluding net interest expense, income tax expense, depreciation and amortization, adjusted to exclude nonrecurring expenses and other charges historically excluded from Synergy’s adjusted operating income.

Operating Synergies

In addition to these standalone financial projections, STERIS’s management provided the following operating synergy assumptions: With respect to Case 1, operating expense synergies of $30 million to be realized at a rate of 50% in fiscal year 2016 and 100% in fiscal years 2017, 2018 and 2019, with no revenue synergies, and, with respect to Case 2, operating expense synergies of $39 million to be realized at a rate of 50% in fiscal year 2016 and 100% in fiscal years 2017, 2018 and 2019, and peak annual revenue synergies of $25 million with a gross margin of approximately 46% and no incremental operating expenses to be fully realized by fiscal year 2019.

The STERIS and Synergy Combined Pro Forma Projections

To give our shareholders access to certain nonpublic information available to STERIS’s Board and our financial advisor for purposes of considering and evaluating the Combination, the following Pro Forma Outlook for fiscal 2016 and 2017 is being provided.

	Combined Pro Forma Projections
	($ in millions other than per share data)
	FY16	FY17
Adjusted Net Income - Case 1(1)	$304	$350
Adjusted Net Income - Case 2(1)	$309	$365

Pro Forma Shares Outstanding (millions)	86	85

Adjusted diluted earnings per share - Case 1(2)	$3.55	$4.14
Adjusted diluted earnings per share - Case 2(2)	$3.60	$4.31

(1)	Adjusted Net Income excludes the amortization of purchased intangible assets, acquisition and integration costs, and certain other items to provide meaningful comparative analysis.
(2)	Adjusted earnings utilized in the calculation of adjusted earnings per share excludes the amortization of purchased intangible assets, acquisition and integration costs, and certain other items to provide meaningful comparative analysis.

In both scenarios, STERIS has assumed a 4% interest rate on total outstanding debt of approximately $1.4 billion, and an effective tax rate of approximately 25% in both periods. The primary variance between the two scenarios is anticipated cost savings and underlying revenue growth. Under Case 1, STERIS has assumed approximately $30 million in operating synergies, to be realized at the rate of 50% in fiscal year 2016 and 100% in fiscal year 2017 and thereafter (the “Case 1 Estimates”).* Under Case 2, STERIS has assumed $39 million in operating synergies, also to be realized at the rate of 50% in fiscal year 2016 and 100% in fiscal year 2017 and thereafter, as well as $25 million per year in incremental revenue opportunities to be fully realized by fiscal year 2019 from increased sales volumes through cross-selling (the “Case 2 Estimates,” and together with the Case 1 Estimates, the “Estimates”).

The inclusion of the Combined Pro Forma Projections should not be regarded as an indication that the STERIS Board, STERIS, Lazard or any other recipient of this information considered, or now considers, it to be an assurance of the achievement of future results. In addition, the Combined Pro Forma Projections have not been updated or revised to reflect information or results after the date the Combined Pro Forma Projections were prepared or as of the date of this proxy statement/prospectus. The Combined Pro Forma Projections should be read in conjunction with the considerations described below under “—Important Information about the Projections.”

Important Information about the Projections

The STERIS Projections, the Synergy Projections and the Combined Pro Forma Projections (together, the “Projections”) and the Estimates were prepared for internal use and to assist STERIS and its financial advisors with its consideration and evaluation of the Combination. The Projections were not prepared with a view toward public disclosure or toward complying with IFRS, U.S. GAAP, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The Projections have not been reported on by financial advisers or reporting accountants under Rule 28 of the Takeover Code. The Case 2 Estimates have not been prepared to the standards required under Rule 28.1 of the Takeover Code and cannot be reported on by STERIS’s reporting accountants or financial adviser for the purposes of Rule 28.1. The quantification of the Case 2 Estimates has been included in order to give our shareholders access to certain nonpublic information available to STERIS’s Board and our financial advisor for purposes of considering and evaluating the

*	The Case 1 Estimates, along with reports required under Rule 28.1 of the Takeover Code, are contained in the Rule 2.7 Announcement and can be found at http://www.steris.com/synergy/index.cfm.

Combination, in compliance with STERIS’s obligations under federal and state laws, and should not be relied on by Synergy shareholders in deciding whether or not to vote in favor of the Scheme or accept an offer from STERIS.

Projections and estimates of these types are based on estimates and assumptions that are inherently subject to factors such as company performance, industry performance, general business, economic, regulatory, market and financial conditions, as well as changes to the business, financial condition or results of operations of the company, including the factors described in the section entitled “Cautionary Note Regarding Forward-Looking Statements,” which factors may cause the Projections or the Estimates or their underlying assumptions to be inaccurate. Some or all of the assumptions which have been made regarding, among other things, the timing of certain occurrences or impacts, may change or may have changed since the date the Projections or the Estimates were made. STERIS has not updated and does not intend to update or otherwise revise the Projections or the Estimates to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions on which the Projections or the Estimates were based are shown to be in error. There can be no assurance that the results reflected in any of the Projections or either of the Estimates will be realized or that actual results will not materially vary from the Projections or the Estimates. In addition, since the Projections and the Estimates cover multiple years, such information by its nature becomes less predictive with each successive year. For the reasons described above, readers of this proxy statement/prospectus are cautioned not to unduly rely on the Projections or the Estimates. No one has made or makes any representation to any shareholder regarding the information included in the Projections or the Estimates.

The STERIS board of directors confirms that the STERIS Projections and the Synergy Projections have been properly compiled on the basis of the assumptions stated herein and the basis of accounting used is consistent with STERIS’s accounting policies.

THE RULE 2.7 ANNOUNCEMENT AND THE SCHEME OF ARRANGEMENT

The Scheme of Arrangement

The Combination will be implemented in two main steps: the Scheme and the Merger. In the Scheme, the Synergy shares will be cancelled and Synergy shareholders will receive 439 pence in cash and 0.4308 New STERIS share in consideration for each Synergy share so cancelled.

As a result of the Scheme, Synergy will become a wholly owned subsidiary of New STERIS, and Synergy shareholders will become New STERIS shareholders. Upon completion of the Combination, we estimate that Synergy shareholders will receive approximately £265 million in cash in the aggregate and will own approximately 30% of New STERIS ordinary shares. The Scheme is conditioned on, among other things, the approval of the Merger Agreement by the holders of a majority of the STERIS shares outstanding and entitled to vote. The consummation of the Merger is conditioned on the completion of the Scheme. The Scheme and the Combination were announced pursuant to the Rule 2.7 Announcement.

The Scheme

Basic Terms

It is proposed that the Offer will be implemented by way of a scheme of arrangement between Synergy and the Synergy shareholders sanctioned by the Court, although STERIS and New STERIS reserve the right, at their sole discretion and subject to the consent of the Takeover Panel, to seek to implement the Offer by way of a contractual offer for the entire issued and to be issued share capital of Synergy and to make appropriate amendments to the terms of the Offer arising from the change from the Scheme to a contractual offer.

Upon the Scheme becoming effective in accordance with the Companies Act, it will be binding upon Synergy shareholders. Pursuant to the Scheme, New STERIS will become the owner of the entire issued and to be issued share capital of Synergy and will issue New STERIS ordinary shares to existing Synergy shareholders. It is expected that the New STERIS ordinary shares to be issued to Synergy shareholders under the Scheme will be issued in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereof. For more information, see the section captioned “Listing of New STERIS Ordinary Shares to be Issued in Connection with the Combination” beginning on page 81.

If any dividend or other distribution or return of capital is proposed, declared, made, paid or becomes payable by Synergy in respect of a Synergy share on or after the date of the Rule 2.7 Announcement and prior to completion of the Combination, New STERIS reserves the right to, with the consent of the Takeover Panel, reduce the value of the consideration payable for each Synergy share under the Scheme by the aggregate amount of such dividend or distribution. As a result of the Combination Synergy did not declare an interim dividend for the six months ended September 28th, 2014.

Conditions to the Scheme

The Scheme, will be conditional on (amongst others) each of the following matters:

•	the Merger Agreement being duly adopted by the affirmative vote of the holders of a majority of the outstanding STERIS shares entitled to vote on such matter at a STERIS shareholders’ meeting duly called and held for such purpose in accordance with applicable law and the articles of incorporation and regulations of STERIS;

•	the conditions to the Merger having been satisfied such that, if the Scheme becomes effective, the Merger will become effective in accordance with its terms substantially concurrently with, or promptly after, the Scheme becomes effective;

•	all of the New STERIS ordinary shares issuable pursuant to the Scheme and the Merger having been approved for listing on the NYSE, subject to official notice of issuance;

•	the approval of the Scheme by Synergy shareholders entitled to vote at a court-convened meeting by a majority in number representing at least 75% in value of the Synergy shares held by such Synergy shareholders present and voting at the court meeting (whether in person or by proxy);

•	the approval of the resolution required to approve and implement the Scheme and approve the related capital reduction being duly passed at the General Meeting by Synergy shareholders representing at least 75% of such Synergy shareholders present and voting at the General Meeting (whether in person or by proxy);

•	the sanction of the Scheme and confirmation of the capital reduction by the Court;

•	the delivery of office copies of the Scheme court order and the capital reduction court order together with the statement of capital to the Registrar of Companies in England and Wales, whereupon the Scheme will become effective; and

•	the satisfaction or waiver of applicable antitrust requirements of, and expiration or termination of applicable anti-trust waiting periods under the HSR Act, the Enterprise Act 2002 and the EU Merger Regulation.

The consummation of the Scheme is subject to the conditions and other terms of Appendix 2 to the Rule 2.7 Announcement, which is attached to this proxy statement/prospectus as Annex B. To the extent permitted by law and subject to the requirements of the Takeover Panel, STERIS has reserved the right to waive all or any of the conditions (other than the conditions relating to the Scheme becoming effective by April 13, 2015 (or such later date as the parties may agree subject to approval, if required, of the Court and/or the Takeover Panel), the approval of the Scheme by Synergy shareholders and the Court, the condition relating to the effectiveness of the Form S-4, the condition relating to approval of the Merger Agreement and the condition relating to the listing of the New STERIS ordinary shares on the NYSE).

The Takeover Code only permits STERIS to invoke a condition to the offer (other than certain conditions relating to the approval of the Combination by Synergy shareholders and the Court, the effectiveness of Form S-4, compatibility with the Council Regulation (EC) No. 139/2004 (as amended) (the “EU Merger Regulation”), if appropriate, or the U.K. Competition and Markets Authority (“CMA”) not making a CMA Phase 2 Reference, approval of the Merger Agreement Proposal and the listing of New STERIS ordinary shares on the NYSE) where the circumstances underlying the failure of the condition are of material significance to STERIS in the context of the Combination. Because of this requirement, the conditions may provide STERIS with less protection than the customary conditions in a comparable combination with a U.S. corporation. Please see the section captioned “Risk Factors—Risks Relating to the Combination” beginning on page 19.

Treatment of Synergy Option Plans

The Scheme will extend to any Synergy shares unconditionally allotted or issued and fully paid after the date of the Announcement and prior to the capital reduction record time to satisfy the exercise of options under the Synergy share Schemes, but the Scheme will not extend to any Synergy shares allotted or issued to satisfy options exercised at any time on or after the Reduction Record Time. Instead, any Synergy shares issued after the Reduction Record Time to satisfy such options will, subject to the Scheme becoming effective, be immediately transferred to New STERIS (or its nominee) in exchange for the same consideration as Synergy shareholders will be entitled to receive under the terms of the Offer.

All options granted under Synergy’s Executive Share Option Scheme 2007, Performance Share Plan and Long Term Incentive Plan (together with the Save As You Earn Scheme, the “Synergy Share Schemes”) have vested or will vest on or before the date that the Scheme becomes effective (the “Scheme Effective Date”). Options granted under Synergy’s Save As You Earn Scheme will vest, to the maximum extent possible, on or before the Scheme Effective Date.

THE MERGER AND THE MERGER AGREEMENT

Structure

The Combination will be implemented in two main steps: the Scheme and the Merger. The Merger will be implemented pursuant to the Merger Agreement. In the Merger, Merger Sub will be merged with and into STERIS, and each STERIS share will be converted into the right to receive one New STERIS ordinary share. STERIS will be the surviving corporation in the Merger and the separate corporate existence of STERIS with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger, except as described in the Merger Agreement.

As a result of the Merger, STERIS will become an indirect wholly owned subsidiary of New STERIS, and STERIS shareholders will become New STERIS shareholders. Upon completion of the Combination, we estimate that STERIS shareholders will own approximately 70% of the New STERIS ordinary shares. The consummation of the Merger is conditioned on the completion of the Scheme, which in turn is conditioned on, among other things, the approval of the Merger Agreement Proposal by the affirmative vote of holders of a majority of the STERIS shares outstanding and entitled to vote.

Consummation of the Merger

The consummation of the Merger is expected to take place as soon as reasonably practicable following (and to the extent possible, immediately following or, failing that, to the extent possible on the same day as) the effectiveness of the Scheme.

Governing Documents; Directors and Officers

At the effective time, the articles of incorporation of Merger Sub in effect immediately prior to the effective time shall be the articles of incorporation of STERIS following the Merger until thereafter amended as provided therein or by applicable Law. Following the Merger, the parties to the Merger Agreement will take all actions necessary so that the code of regulations of STERIS in effect immediately prior to the effective time will be the code of regulations of STERIS following the Merger until thereafter amended as provided therein or by applicable Law.

The parties to the Merger Agreement will take all actions necessary so that the directors of Merger Sub at the effective time will become the directors of STERIS following the Merger and the officers of STERIS at the effective time will become the officers of STERIS following the Merger.

Merger Consideration

At the effective time of the Merger, each STERIS share issued and outstanding immediately prior to the effective time (other than the Excluded Shares) will, by virtue of the Merger and without any action on the part of New STERIS, Synergy, STERIS U.S. or Merger Sub or the holders of any STERIS shares, be converted into, and thereafter only evidence, the right to receive, without interest, one (1) validly issued and fully paid New STERIS ordinary share (such consideration per STERIS share, the “Merger Consideration”) and all such Shares shall cease to be outstanding, shall be cancelled and shall cease to exist and each certificate representing STERIS shares or non-certificated STERIS share represented by book-entry (other than Excluded Shares) will thereafter represent only the right to receive the Merger Consideration and the right, if any, to receive any distribution or dividend payable pursuant to the Merger Agreement.

Also as a result of the Merger, each treasury share and each share owned of record by STERIS U.S. or Merger Sub shall be cancelled or redeemed without payment of any Merger Consideration therefor.

Payment of the Merger Consideration

Upon the consummation of the Merger, New STERIS will issue New STERIS ordinary shares and will deposit them or cause them to be deposited with an exchange agent to be held on behalf of the STERIS shareholders, as well as cash equal to the cash portion of the Merger Consideration.

Certificated Shares

Promptly after the effective time of the Merger (and in any event within three business days thereafter), STERIS will cause the exchange agent to mail to each holder of record of a certificate formerly representing any of STERIS shares a letter of transmittal, and instructions for effecting the surrender of the certificates (or affidavit of loss) to the exchange agent in exchange for delivery of the Merger Consideration.

Upon surrender of certificates (or affidavit of loss) for cancellation to the exchange agent, together with a duly competed and validly executed letter of transmittal (and any other documentation as the exchange agent may reasonably require), the holder of such certificate (or affidavit of loss) will be entitled to receive (i) New STERIS ordinary shares in non-certificated book-entry form and (ii) a check in the amount of U.S. dollars equal to cash dividends or other distributions that such holder may have the right to receive pursuant to the Merger Agreement, in each case subject to any applicable withholding and without interest thereon.

Uncertificated Shares

Promptly after the effective time, New STERIS will cause the exchange agent to mail to each holder of uncertificated STERIS shares materials advising such holder of the effectiveness of the Merger and the conversion of their STERIS shares into the right to receive the Merger Consideration and deliver the Merger Consideration to such holder in the form of (i) New STERIS ordinary shares in non-certificated book-entry form and (ii) a check in the amount of U.S. dollars equal to cash dividends or other distributions that such holder may have the right to receive pursuant to the Merger Agreement, in each case subject to any applicable withholding and without interest thereon.

Conditions of the Merger

The closing of the Merger is subject to (i) approval of the Merger by the affirmative vote of the holders of at least a majority of the voting power of STERIS and (ii) the completion of the Scheme (or, if the Scheme is converted to a Contractual Offer, completion of the Contractual Offer).

Termination of the Merger

Subject to Synergy’s rights described below, the Merger Agreement may be terminated at any time prior to the effective time of the Merger by a written instrument executed by each of STERIS, New STERIS, STERIS Holdings, STERIS U.S. and Merger Sub, whether before or after adoption of the Merger Agreement by the STERIS shareholders and the sole member of Merger Sub.

Treatment of STERIS Equity-Based Awards

Treatment of STERIS Options

At the effective time of the Merger, each STERIS Option, whether vested or unvested, that is outstanding immediately prior to the effective time of the Merger shall be converted into a NEW STERIS Option relating to the same number of shares. Except as required in order to comply with applicable law, such New STERIS Option will continue to have, and be subject to, the same terms and conditions that were applicable to the corresponding STERIS Option immediately prior to the effective time of the Merger.

Treatment of STERIS SARs

At the effective time of the Merger, each STERIS SAR, whether vested or unvested, that is outstanding immediately prior to the effective time of the Merger shall be converted into a New STERIS SAR relating to the same number of shares. Except as required in order to comply with applicable law, such New STERIS SAR will continue to have, and be subject to, the same terms and conditions that were applicable to the corresponding STERIS SAR immediately prior to the effective time of the Merger (including settlement in cash or shares, as applicable).

Treatment of STERIS Restricted Shares

At the effective time of the Merger, each STERIS Restricted Share that is outstanding immediately prior to the effective time of the Merger shall be converted into a New STERIS Restricted Share and, except as required in order to comply with applicable law, such New STERIS Restricted Share will continue to have, and be subject to, the same terms and conditions that were applicable to the corresponding STERIS Restricted Share immediately prior to the effective time of the Merger.

Treatment of STERIS CRSUs

At the effective time of the Merger, each STERIS CRSU that is outstanding immediately prior to the effective time of the Merger shall be converted into a New STERIS CRSU relating to the same number of shares. Except as required in order to comply with applicable law, such New STERIS CRSU will continue to have, and be subject to, the same terms and conditions that were applicable to the corresponding STERIS CRSU immediately prior to the effective time of the Merger.

Treatment of STERIS RSUs

At the effective time of the Merger, each STERIS RSU that is outstanding immediately prior to the effective time of the Merger shall be converted into a New STERIS RSU relating to the same number of shares. Except as required in order to comply with applicable Law, such New STERIS RSU will continue to have, and be subject to, the same terms and conditions that were applicable to the corresponding STERIS RSU immediately prior to the effective time of the Merger (including settlement in cash or shares, as applicable).

Indemnification and Insurance

New STERIS and STERIS U.S., respectively, have agreed to maintain in effect all rights to indemnification, advancement of expenses or exculpation (including all limitations on personal liability) existing as of the date of the Merger Agreement in favor of each present and former director, officer or employee of STERIS in respect of actions or omissions occurring at or prior to the effective time of the Merger (including actions or omissions arising out of the transactions contemplated by the Merger Agreement) and to keep such rights in full force and effect in accordance with their terms. For a period of six (6) years after the effective time, New STERIS and STERIS U.S., respectively, will maintain in effect the provisions for indemnification, advancement of expenses or exculpation in the organizational documents of STERIS and its subsidiaries or in any agreement to which STERIS or any of its subsidiaries is a party and will not amend, repeal or otherwise modify such provisions in any manner that would adversely affect the rights thereunder of any individuals who at any time prior to the effective time were directors, officers or employees of STERIS or any of its subsidiaries in respect of actions or omissions occurring at or prior to the effective time (including actions or omissions occurring at or prior to the effective time arising out of the transactions contemplated by the Merger Agreement). In the event any claim, action, suit proceeding or investigation is pending, asserted or made either prior to the effective time or within the following six-year period, all rights to indemnification, advancement of expenses or exculpation required to be continued will continue until disposition thereof.

At and after the effective time, New STERIS, STERIS U.S. and STERIS will, to the fullest extent permitted by law, indemnify and hold harmless each present and former director, officer or employee of STERIS or any of its subsidiaries and each person who served at the request or for the benefit of STERIS or any of its subsidiaries against all costs and expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any actual or threatened claim, suit, proceeding or investigation), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any actual or threatened claim, action, suit, proceeding or investigation (whether arising before, at or after the effective time), whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omission in such person’s capacity as a director, officer or employee of STERIS or any of its subsidiaries or if such service was at the request or for the benefit of STERIS or any of its subsidiaries, in each case occurring or alleged to have occurred at or before the effective time (including actions or omissions occurring at or prior to the effective time arising out of the transactions contemplated by the Merger Agreement).

For a period of six years from the effective time of the Merger, New STERIS and STERIS U.S., respectively, will maintain in effect (i) the coverage provided by the policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by STERIS and its subsidiaries as of the effective time of the Merger with respect to matters arising on or before the effective time (provided that New STERIS and STERIS U.S. may substitute policies with a carrier with comparable credit ratings to the existing carrier of at least the same coverage and amounts containing terms and conditions that are no less favorable to the insured) or (ii) a “tail” policy (which STERIS may purchase at its option prior to the effective time of the Merger) under STERIS’s existing policy that covers those persons who are currently covered by STERIS’s directors’ and officers’ insurance policy in effect as of the date of the Merger Agreement for actions and omissions occurring at or prior to the effective time of the Merger, is from a carrier with comparable credit ratings to STERIS’s existing insurance policy carrier and contains terms and conditions that are no less favorable to the insured than those of STERIS’s applicable policy in effect as of the date hereof.

In the event either New STERIS or STERIS U.S. (or both) later consolidates with or merges into another person, or transfers more than 50% of its properties and assets to any person, proper provision will be made such that the surviving company will assume the indemnification and insurance obligations of New STERIS and/or STERIS U.S. set forth in the Merger Agreement.

Synergy’s Rights under the Merger Agreement

Unless the Combination has lapsed or has been withdrawn, abandoned or terminated in compliance with applicable law, without the prior written consent of Synergy (which shall not be unreasonably withheld, conditioned or delayed):

•	the Merger Agreement shall not be terminated; and

•	except for de minimis amendments to provisions of the Merger Agreement relating to the treatment of equity awards or amendments required to add one or more wholly owned subsidiaries within the chain of ownership of the entities referred to in the recitals to the Merger Agreement, the Merger Agreement may not be amended, modified or supplemented in any manner adverse to the Synergy shareholders.

Unless the Combination has lapsed or has been withdrawn, abandoned or terminated, Synergy will be a third-party beneficiary of the Merger Agreement and will be entitled to enforce its rights and the obligations of STERIS and its subsidiaries set forth in the Merger Agreement to the fullest extent as though Synergy were a party to the Merger Agreement.

IRREVOCABLE UNDERTAKINGS AND LETTER OF INTENT

Synergy Directors

The Synergy directors and their connected persons, have given irrevocable undertakings in respect collectively of 626,623 Synergy shares (approximately 1.06% of the total issued Synergy shares as of the date of this proxy statement/prospectus) to vote in favor of the Scheme, including to vote, or procure the vote, in favor (or to submit, or procure the submission of, forms of proxy voting in favor) of (a) the Scheme at the Court Meeting and (b) the resolution at the General Meeting and, if STERIS or New STERIS exercises its right to structure the Offer as a Contractual Offer, to accept, or procure the acceptance of the Contractual Offer.

These Synergy directors’ irrevocable undertakings will lapse if (i) the Scheme Document has not been posted within 28 days of this Announcement being released (or such later date as agreed by the Takeover Panel); (ii) the Scheme lapses or is withdrawn and at or before the time of such lapse or withdrawal, STERIS has not publicly confirmed that it intends to implement a Contractual Offer; or (iii) the Scheme has not become effective by April 13, 2015 (or such later date as may be agreed between the parties, with the approval of the Court and/or the Takeover Panel if required).

Kabouter Management LLC

Kabouter Management LLC, representing collectively 2,179,398 Synergy shares (approximately 3.69% of the total issued Synergy share capital as of the date of this proxy statement/prospectus) has given its irrevocable undertaking to vote in favor of the Scheme, including to vote, or procure the vote, in favor (or to submit, or procure the submission of, forms of proxy voting in favor) of the Scheme at the Court Meeting, the resolution at the General Meeting and, if STERIS or New STERIS exercises its right to structure the Offer as a Contractual Offer, to accept, or procure the acceptance of the Contractual Offer.

This irrevocable undertaking will lapse if an announcement is made in accordance with Rule 2.7 of the Takeover Code of a competing offer in respect of the Synergy shares and such competing offer represents a value per Synergy share at the date and time in London of such announcement of not less than 110% of the value attributed to each Synergy share by the Scheme or any Contractual Offer by STERIS.

AXA Investment Managers UK Limited

AXA Investment Managers UK Limited has provided a letter of intent in respect of 6,986,563 Synergy shares (approximately 11.82% of the total issued Synergy shares as of the date of this proxy statement/prospectus) to vote in favor of the Scheme, including to vote, or procure the vote, in favor (or to submit, or procure the submission of, forms of proxy voting in favor) of (a) the Scheme at the Court Meeting and (b) the resolution at the General Meeting and, if STERIS or New STERIS exercises its right to structure the Offer as a Contractual Offer, to accept, or procure the acceptance of the Contractual Offer.

The letter of intent will lapse in the event the Scheme lapses or is withdrawn.

REGULATORY APPROVALS

The Scheme is subject to clearance by antitrust authorities in the United States, the United Kingdom, and in the event the European Commission decides to examine the Combination, the European Union.

The United States

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and the rules and regulations promulgated thereunder (the “HSR Act”) by the U.S. Federal Trade Commission (the “FTC”), the Combination cannot be consummated until, among other things, notifications have been made and certain information has been furnished to the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and all applicable waiting periods have expired or been terminated. On November 7, 2014, STERIS and Synergy each filed a “Pre-Merger Notification and Report Form” pursuant to HSR Act with the Antitrust Division and the FTC. On December 10, 2014, STERIS and Synergy withdrew and re-submitted their pre-merger notification report forms with the Antitrust Division of the FTC. Thereafter, the waiting period can be extended only by court order. On January 9, 2015, STERIS and Synergy each received a request for additional information and documentary material, often referred to as a “second request,” from the FTC in connection with the Combination. Issuance of the second request extends the waiting period under the HSR Act until the 30th day until after both parties have substantially complied with the second request, unless the waiting period is terminated earlier or extended by agreement of the parties. Both companies are working to provide information and documents responsive to the second request and are cooperating with the FTC staff in its review of the Combination.

The U.K.

STERIS and Synergy sell products and services to Customers in the United Kingdom. Synergy’s annual sales in the United Kingdom meet the jurisdictional turnover test in the Enterprise Act 2002 giving the CMA jurisdiction over the Combination and STERIS has chosen to notify the Combination for merger clearance to the CMA in order to avoid uncertainty that might arise were the CMA to assert jurisdiction over a completed Combination and require STERIS to hold Synergy separate from STERIS for the entire length of a merger investigation pending the outcome of that investigation. The CMA has an initial period of 40 business days (“Phase 1”) following receipt of a “satisfactory submission” in which to issue its decision. Synergy submitted its application to the CMA on January 5, 2015. If the CMA were to believe that the Combination may be expected to result in a substantial lessening of competition in the United Kingdom, STERIS would have 10 business days in which to propose remedies to address that concern. STERIS remains free to consummate the Combination pending the CMA’s Phase 1 decision. If it did so, the CMA may issue an initial enforcement order requiring the STERIS and Synergy businesses to be operated completely separate from each other pending the outcome of the CMA’s investigation.

The European Commission

In theory, the United Kingdom, or another EU Member State, may request that the European Commission conduct a merger investigation into the Combination pursuant to the EU Merger Regulation if that Member State believes, and the European Commission agrees, that the Combination affects trade between Member States and threatens significantly to affect competition within the territory of the Member State or States making the request. STERIS does not believe that these conditions are met on any basis. Nevertheless, if such a request were made to the European Commission, the European Commission would have an initial period of 25 business days after receipt of a merger notification from STERIS to issue its decision. The European Commission may extend this period to 35 business days if, within the first 20 business days after submission of the notification, STERIS proposes remedies to address any competition concerns identified by the European Commission. In the event of a referral of jurisdiction in this way to the European Commission, the Combination could not be consummated until after the European Commission had issued its clearance decision.

The Antitrust Division, the FTC or other applicable antitrust or competition law authorities may seek or require the imposition of certain conditions on the Combination, Scheme or Merger in connection with obtaining antitrust or merger control law clearances. Should such conditions require STERIS or Synergy (or any of their respective subsidiaries) to take any action (including with respect to selling, holding separate or otherwise disposing of any business or assets or conducting business in any specified manner) that would individually or in the aggregate reasonably be expected to result in a material adverse effect on the business, operations or financial condition of New STERIS, STERIS may decide not to accept such conditions. With respect to United States antitrust clearance, the FTC, if it wished to impose such conditions, would then be required to subject such conditions to public comment. The European Commission, the FTC and other antitrust authorities may prohibit the Combination, Scheme or Merger from closing if they consider that consummation of the Combination, Scheme or Merger absent the acceptance of proposed conditions would significantly lessen competition. While STERIS does not believe that conditions resulting in a material adverse effect on New STERIS are likely to be imposed and does not believe any antitrust or competition law authority would seek to prevent the Combination, Scheme or Merger from closing, there can be no assurances that the applicable antitrust or merger control law authorities will not seek to impose restrictions that may adversely impact the benefits expected to be achieved from the Combination, Scheme or Merger, including, but not limited to, a prohibition on consummation.

In relation to the conditions to the Scheme which relate to obtaining the Regulatory Approvals, the Takeover Code only permits STERIS to invoke such conditions (other than the condition relating to approvals under the Enterprise Act 2002 and the EU Merger Regulation) where the circumstances underlying the failure of the condition are of material significance to STERIS in the context of the Combination.

OWNERSHIP OF NEW STERIS AFTER COMPLETION OF THE COMBINATION

We estimate that, after the completion of the Combination, the former STERIS shareholders and Synergy shareholders will own approximately 70% and 30% of New STERIS ordinary shares, respectively. Our estimate is based on the following assumptions:

•	The fully diluted number of Synergy ordinary shares is approximately 60.4 million, which is calculated as follows:

•	approximately 59.1 million issued and outstanding Synergy ordinary shares as of February 4, 2015, plus

•	additional Synergy ordinary shares which may be issued on or after February 4, 2015 on the exercise of options or vesting of awards under Synergy’s share plans, in the aggregate amount of approximately 1.3 million (based on information relating to Synergy’s share plans as of February 4, 2015).

•	The fully diluted number of STERIS shares is approximately 62,574,902, which is calculated as follows:

•	approximately 59,574,771 issued and outstanding STERIS shares as of February 3, 2015, plus

•	additional STERIS shares which may be issued on or after February 3, 2015 on the exercise of options or settlement of awards under STERIS’s equity award plans, in the aggregate amount of approximately 3,000,131 million (based on information relating to STERIS’s equity award plans as of February 3, 2015).

It is expected that at the Record Date, neither the number of STERIS or Synergy shares outstanding nor the number of STERIS or Synergy shares to be issued will have changed significantly.

LISTING OF NEW STERIS SHARES TO BE ISSUED IN CONNECTION WITH THE COMBINATION

New STERIS ordinary shares currently are not traded or quoted on a stock exchange or quotation system. New STERIS expects that, following the Combination, New STERIS ordinary shares will be listed for trading on the NYSE under the symbol “STE.” It is a condition to the Combination that the NYSE shall have authorized, and not withdrawn such authorization, for listing of the New STERIS ordinary shares to be issued in the Combination.

Upon the completion of the Combination, the STERIS shares will be deregistered under the Securities Act and the Exchange Act, as appropriate, and delisted from the NYSE.

The New STERIS ordinary shares to be issued to Synergy shareholders under the Scheme will be issued in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereof. Section 3(a)(10) exempts securities issued in exchange for one or more bona fide outstanding securities from the general requirement of registration where the fairness of the terms and conditions of the issuance and exchange of the securities have been approved by any court or authorized government entity, after a hearing upon the fairness of the terms and conditions of exchange at which all persons to whom the securities will be issued have the right to appear and to whom adequate notice of the hearing has been given. The High Court of Justice in England and Wales will be advised before the Scheme Court Hearing that, if the terms and conditions of the Scheme are approved, its sanctioning of the Scheme will constitute the basis for the New STERIS ordinary shares to be issued pursuant to the Scheme, without registration under the Securities Act in reliance of the exemption from registration provided by Section 3(a)(10).

FINANCING

Bridge Credit Agreement

On October 13, 2014, STERIS U.S., as borrower and STERIS, as guarantor, entered into the Bridge Credit Agreement. Under the Bridge Credit Agreement, the lenders have agreed to provide STERIS U.S. with senior unsecured debt financing, which will consist of up to £340,000,000 of Tranche 1 commitments, and up to $1,050,000,000 of Tranche 2 commitments. To the extent that alternative sources of financing to replace the Bridge Credit Agreement are not procured at or prior to the time the Combination becomes effective, the proceeds of the Bridge Credit Agreement may be used to finance (i) the payment of the cash consideration by New STERIS to the holders of Synergy shares being acquired by New STERIS in the Combination, (ii) the payment of cash consideration to holders of options or awards to acquire Synergy shares pursuant to any proposal under the Takeover Code, (iii) the fees, costs and expenses related to the Combination and issuance of new debt, refinancing, prepayment, repayment, redemption, discharge, defeasance and/or amendment of all existing debt of STERIS and Synergy and (iv) the payment or refinancing of existing debt at STERIS and Synergy.

Borrowing under the Bridge Credit Agreement is conditioned on market standard conditions for a facility of its nature, including, among other things, the completion of the Scheme, the absence of certain events of default and certain representations made in the Bridge Credit Agreement being true as of such date. Tranche 1 and Tranche 2 commitments will mature on the date that is 364 days after the closing date, or if not a business day, the immediately preceding business day. The commitments under the Bridge Credit Agreement, unless previously terminated, will terminate on the earlier of (i) the date on which all of the certain funds purposes have been achieved without the making of any advances under the Bridge Credit Agreement, (ii) the Closing Date after giving effect to any borrowing on the Closing Date, and (iii) the date a mandatory cancellation event occurs; provided that in any event the commitments will terminate in full on April 13, 2015.

The Bridge Credit Agreement contains customary “certain funds provisions” which prevent the lenders from refusing to make the facility available or cancelling their commitments unless a major default has occurred and is continuing or a major representation remains incorrect. Major defaults include (but are not limited to) in particular a payment default under the Bridge Credit Agreement and certain limited covenant defaults. The duration of the certain funds availability period of the Bridge Credit Agreement commences on the effective date (as defined therein) and ends on the date on which a mandatory cancellation event occurs.

Loans made under the Bridge Credit Agreement will be available in pounds or dollars. Amounts outstanding under the Bridge Credit Agreement will bear interest, at STERIS U.S.’s option, either (a) in the case of dollar-denominated loans only, at the base rate, defined as the highest of (i) Bank of America, N.A.’s prime rate, (ii) the federal funds rate plus 0.50% and (iii) the Eurocurrency Rate (as defined in the Bridge Credit Agreement) for a one month interest period plus 1.00% or (b) at the Eurocurrency Rate for the Interest Period (as defined in the Bridge Credit Agreement) for the advances, in each case plus an applicable margin which will vary depending on the number of days for which the loans remain outstanding after the Closing Date. The applicable margin ranges from 1.50% to 2.25% per annum for Eurocurrency Rate advances and 0.50% to 1.25% per annum for base rate advances. The applicable margin will begin at 1.50% for Eurocurrency Rate advances and 0.50% for base rate advances, and will increase by 0.25% per annum on the date that is 90 days after the Closing Date and by an additional 0.25% per annum at the end of each 90-day period thereafter until maturity. Interest on base rate advances shall be payable in arrears on the last Business Day of each March, June, September and December. Interest on Eurocurrency Rate advances shall be paid on the last day of the applicable Interest Period, or for Interest Periods longer than three months, every three months.

STERIS U.S. may voluntarily prepay the loans and terminate the commitments under the Bridge Credit Agreement at any time without premium or penalty (subject, in the case of Eurocurrency Rate advances, to customary breakage costs). The Bridge Credit Agreement requires mandatory prepayments to be made with the net cash proceeds of certain asset sales, debt incurrences and equity issuances, subject to customary exceptions, reinvestment rights and minimums. STERIS U.S. must repay all outstanding loans on the maturity date.

The Bridge Credit Agreement contains customary affirmative covenants, including, among others, covenants regarding the payment of taxes and other obligations, maintenance of insurance, reporting requirements, transactions with affiliates, compliance with applicable laws and regulations and the Scheme. The Bridge Credit Agreement contains customary negative covenants limiting the ability of the Loan Parties to, among other things, grant liens, incur indebtedness at non-guarantor subsidiaries, effect certain fundamental changes and make certain asset dispositions. The affirmative and negative covenants are subject to certain customary qualifications and carveouts. The Bridge Credit Agreement also contains two financial covenants which are tested beginning on the last day of the first full fiscal quarter ending after the Closing Date. The ratio of consolidated total debt to consolidated EBITDA of STERIS U.S. (or after consummation of the Combination, New STERIS) is limited to 3.75 to 1.00 for the first two full fiscal quarters following the Closing Date, and 3.50 to 1.00 thereafter. The ratio of consolidated EBITDA to consolidated interest expense of STERIS U.S. (or after consummation of the Combination, New STERIS) may not be less than 3.00 to 1.00.

The Bridge Credit Agreement also contains customary events of default, including, among others, the failure by any Loan Party to make a payment of principal or interest due under the Bridge Credit Agreement, the making of a materially incorrect representation or warranty by any Loan Party in the Bridge Credit Agreement and the failure by STERIS U.S. to perform or observe any term or covenant in the Bridge Credit Agreement, subject to customary notice and cure provisions. Upon the occurrence of an event of default, and so long as such event of default is continuing, the amounts outstanding under the Bridge Credit Agreement will accrue interest at an increased rate, and subject to the certain funds provisions, payments of such outstanding amounts could be accelerated by the lenders. STERIS U.S. has agreed that it will not, without the consent of Bank of America, N.A., as administrative agent, amend or waive any term of the Scheme Documents (as defined therein) in a manner materially adverse to the interests of the lenders from those in the Original Press Release or the Original Offer Press Announcement, as the case may be unless required by the Takeover Panel, the Takeover Code, a court or any other applicable law, regulation or regulatory body.

Prior to the effective time of the Combination, STERIS may seek to amend the Bridge Credit Agreement to replace certain of the parties thereto and make other modifications, including potentially extending the term of the commitment.

The preceding summary of the Bridge Credit Agreement is qualified in its entirety by reference to (i) the copy of such agreement as originally entered into on October 13, 2014, which is filed as Exhibit 10.1 to the Current Report on Form 8-K filed by STERIS on October 14, 2014.

Replacement of Bridge Credit Agreement

STERIS may seek to replace all or a portion of the commitments under the Bridge Credit Agreement with new indebtedness that may be incurred by STERIS, STERIS U.S., New STERIS or any of their subsidiaries and they may otherwise seek to amend or refinance certain outstanding indebtedness of STERIS or Synergy.

STERIS is in discussions with various financing sources with a view to entering into agreements that will make funds available on or prior to the closing of the Combination to fund all or a portion of the amounts described above in place of the Bridge Credit Agreement. The final terms (including interest rate and maturity) of any other new financing or other aspects of the refinancing plan or alternative financing for the Combination are still under discussion with financing sources and will depend on market and other conditions existing at the time STERIS seeks to obtain any such financing. Any commitments to provide financing may be subject to certain conditions (including the closing of the Combination), but the commitments under the Bridge Credit Agreement will not be reduced unless the conditionality of the new financing is at least as favorable as the conditionality of the Bridge Credit Agreement. There can be no assurances regarding the outcome or the terms of our financing plans. However, the completion of the Combination is not conditioned upon the receipt of any such financings.

Combination Related Costs

STERIS currently estimates that, upon the effective time of the Combination, Combination related costs incurred by the combined company, including fees and expenses relating to the financing, will be approximately $75 million.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general discussion of the material U.S. federal income tax consequences of the Combination to STERIS and New STERIS, of the Merger to U.S. Holders and Non-U.S. Holders (each as defined below) of STERIS shares, and of the subsequent ownership and disposition of New STERIS shares received by such holders in the Merger.

This discussion is based on provisions of the Code, the Treasury Regulations promulgated thereunder (whether final, temporary, or proposed), administrative rulings of the IRS, judicial decisions, and the United Kingdom-United States Tax Treaty (the “Tax Treaty”), all as in effect on the date hereof, and all of which are subject to differing interpretations or change, possibly with retroactive effect. This discussion does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a holder as a result of the Combination or as a result of the ownership and disposition of New STERIS shares. In addition, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular holders nor does it take into account the individual facts and circumstances of any particular holder that may affect the U.S. federal income tax consequences to such holder, and accordingly, is not intended to be, and should not be construed as, tax advice. This discussion does not address the U.S. federal 3.8% Medicare tax imposed on certain net investment income or any aspects of U.S. federal taxation other than those pertaining to the income tax, nor does it address any tax consequences arising under any U.S. state and local, or non-U.S. tax laws. Holders should consult their own tax advisors regarding such tax consequences in light of their particular circumstances.

No ruling has been requested or will be obtained from the IRS regarding the U.S. federal income tax consequences of the Combination or any other related matter; thus, there can be no assurance that the IRS will not challenge the U.S. federal income tax treatment described below or that, if challenged, such treatment will be sustained by a court.

This summary is limited to considerations relevant to U.S. Holders and Non-U.S. Holders that hold STERIS shares, and, after the completion of the Merger, New STERIS shares, as “capital assets” within the meaning of section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to holders in light of their individual circumstances, including holders subject to special treatment under the U.S. tax laws, such as, for example:

•	banks or other financial institutions, underwriters, or insurance companies;

•	traders in securities who elect to apply a mark-to-market method of accounting;

•	real estate investment trusts and regulated investment companies;

•	tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;

•	expatriates or former long-term residents of the United States;

•	partnerships or other pass-through entities or investors in such entities;

•	dealers or traders in securities, commodities or currencies;

•	grantor trusts;

•	persons subject to the alternative minimum tax;

•	U.S. persons whose “functional currency” is not the U.S. dollar;

•	persons who received STERIS shares through the issuance of restricted stock under an equity incentive plan or through a tax-qualified retirement plan or otherwise as compensation;

•	persons who own (directly or through attribution) 5% or more (by vote or value) of the outstanding STERIS shares, or, after the Merger, the outstanding New STERIS shares; or

•	holders holding STERIS shares, or, after the Merger, New STERIS shares, as a position in a “straddle,” as part of a “synthetic security” or “hedge,” as part of a “conversion transaction,” or other integrated investment or risk reduction transaction.

As used in this proxy statement/prospectus, the term “U.S. Holder” means a beneficial owner of STERIS shares, and, after the Merger, New STERIS shares received in the Merger, that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States or any State thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust (i) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

For purposes of this discussion, a Non-U.S. Holder means a beneficial owner of STERIS shares, and, after the Merger, New STERIS shares received in the Merger, that is neither a U.S. Holder nor a partnership (or an entity or arrangement treated as a partnership) for U.S. federal income tax purposes.

If a partnership, including for this purpose any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes, holds STERIS shares, and, after the completion of the Merger, New STERIS shares received in the Merger, the U.S. federal income tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. A holder that is a partnership and the partners in such partnership should consult their own tax advisors with regard to the U.S. federal income tax consequences of the Merger and the subsequent ownership and disposition of New STERIS shares received in the Merger.

THIS SUMMARY DOES NOT PURPORT TO BE A COMPREHENSIVE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE COMBINATION. STERIS SHAREHOLDERS SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE COMBINATION AND THE MERGER AND OF THE OWNERSHIP AND DISPOSITION OF NEW STERIS SHARES AFTER THE MERGER, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX LAWS.

The discussion under “—Certain U.S. Federal Income Tax Consequences to U.S. Holders and Non-U.S. Holders” constitutes the opinion of Wachtell, Lipton, Rosen & Katz, counsel to STERIS, as to the material U.S. federal income tax consequences of the Merger to U.S. Holders and Non-U.S. Holders of STERIS shares and of the ownership and disposition of New STERIS shares received by such holders in the Merger, in each case subject to the limitations, exceptions, beliefs, assumptions, and qualifications described in such opinion and otherwise herein.

U.S. Federal Income Tax Consequences of the Combination to STERIS and New STERIS

Tax Residence of New STERIS for U.S. Federal Tax Purposes

Under current U.S. federal tax law, a corporation generally will be considered to be a tax resident for U.S. federal income tax purposes in its country of organization or incorporation. Accordingly, under generally applicable U.S. federal tax rules, New STERIS, which is incorporated under the laws of England and Wales, would be classified as a non-U.S. corporation (and, therefore, not a U.S. tax resident) for U.S. federal income tax purposes. Section 7874 of the Code, however, contains rules that may cause a non-U.S. corporation to be treated as a U.S. corporation for U.S. federal tax purposes. These rules are relatively new and complex and there is limited guidance as to their application.

Under Section 7874 of the Code, a corporation created or organized outside the United States (i.e., a non-U.S. corporation) will nevertheless be treated as a U.S. corporation for U.S. federal tax purposes (and, therefore, a U.S. tax resident subject to U.S. federal income tax on its worldwide income) if each of the following three conditions are met: (i) the non-U.S. corporation acquires, directly or indirectly, substantially all of the assets held, directly or indirectly, by a U.S. corporation (including through the direct or indirect acquisition of all of the outstanding shares of the U.S. corporation); (ii) after the acquisition, the non-U.S. corporation’s “expanded affiliated group” does not have substantial business activities in the non-U.S. corporation’s country of organization or incorporation relative to the expanded affiliated group’s worldwide activities (as determined under the Treasury Regulations); and (iii) after the acquisition, the former shareholders of the U.S. corporation hold at least 80% (by either vote or value) of the shares of the acquiring non-U.S. corporation by reason of holding shares of the U.S. corporation (which includes the receipt of the non-U.S. corporation’s shares in the acquisition), which requirement is referred to in this proxy statement/prospectus as the “Ownership Test.”

For purposes of Section 7874, at the Merger effective time, the first two conditions described above will be met because (i) New STERIS will indirectly acquire all of the assets of STERIS through the indirect acquisition of all of the STERIS shares, and (ii) New STERIS, including its expanded affiliated group, will not have substantial business activities in the United Kingdom for purposes of Section 7874 of the Code. As a result, the application of Section 7874 of the Code to the Combination depends on the satisfaction of the Ownership Test.

Based on the rules for determining share ownership under Section 7874 of the Code and the Treasury Regulations promulgated thereunder, and certain factual assumptions, after the Merger STERIS shareholders are expected to be treated as holding less than 80% (by both vote and value) of the New STERIS shares by reason of their ownership of STERIS shares. As a result, under current law, New STERIS should be treated as a non-U.S. corporation for U.S. federal tax purposes. However, whether the Ownership Test has been satisfied must be finally determined after the completion of the Combination, by which time there could be adverse changes to the relevant facts and circumstances.

In addition, changes to the rules in Section 7874 of the Code or the Treasury Regulations promulgated thereunder, or other changes in law, could adversely affect New STERIS’s status as a non-U.S. corporation for U.S. federal tax purposes.

Recent legislative proposals have aimed to expand the scope of Section 7874, or otherwise address certain perceived issues arising in connection with so-called inversion transactions. In particular, recent proposals introduced in both houses of Congress would, if enacted in their present form and if made retroactively effective to transactions completed during the period in which the Combination occurs, would cause New STERIS to be treated as a U.S. corporation for U.S. federal tax purposes. It is presently uncertain whether any such legislative proposals or any other legislation relating to Section 7874 or so-called inversion transactions will be enacted into law and, if so, what impact such legislation would have on the tax status of New STERIS.

In addition, the U.S. Treasury has indicated that it is considering possible regulatory action in connection with so-called inversion transactions, including, most recently, in the Notice. The regulations described in the Notice would, among other things, make it more difficult for the Ownership Test to be satisfied and would limit or eliminate certain tax benefits to so-called inverted corporations, including with respect to access to certain foreign earnings. Although the promulgation of the Treasury Regulations described in the Notice is not expected to affect the tax status of New STERIS following the Combination, the precise scope and application of the regulatory proposals will not be clear until proposed Treasury Regulations are actually issued. Accordingly, until such regulations are promulgated and fully understood, there can be no assurance that such regulations would not cause New STERIS to be treated as a U.S. corporation for U.S. federal tax purposes.

If New STERIS were to be treated as a U.S. corporation for U.S. federal tax purposes, it could be subject to substantial additional U.S. tax liability. The remainder of this discussion assumes that New STERIS will not be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code.

Potential Limitation on the Utilization of STERIS’s (and its U.S. Affiliates’) Tax Attributes

Following the acquisition of a U.S. corporation by a non-US corporation, Section 7874 can limit the ability of the acquired U.S. corporation and its U.S. affiliates to utilize certain U.S. tax attributes (including net operating losses and certain tax credits) to offset U.S. taxable income resulting from certain transactions. Specifically, if (i) the non-U.S. corporation acquires, directly or indirectly, substantially all of the assets held, directly or indirectly, by the U.S. corporation (including through the direct or indirect acquisition of all of the outstanding shares of the U.S. corporation), (ii) after the acquisition, the non-U.S. corporation’s “expanded affiliated group” does not have substantial business activities in the non-U.S. corporation’s country of organization or incorporation relative to the expanded affiliated group’s worldwide activities (as determined under the Treasury Regulations), and (iii) after the acquisition, the former shareholders of the U.S. corporation hold at least 60% (but less than 80%), by either vote or value, of the shares of the acquiring non-U.S. corporation by reason of holding shares of the U.S. corporation, then the taxable income of the U.S. corporation (and any person related to the U.S. corporation) for any given year, within a ten-year period beginning on the last date the U.S. corporation’s properties were acquired, will be no less than that person’s “inversion gain” for that taxable year. A person’s inversion gain includes gain from the transfer of shares or any other property (other than property held for sale to Customers) and income from the license of any property that is either transferred or licensed as part of the acquisition, or, if after the acquisition, is transferred or licensed to a non-U.S. related person.

As discussed above, at the Merger effective time, the first two conditions described above will be met. In addition, the STERIS shareholders are expected to receive at least 60% (but less than 80%) of the vote and value of the New STERIS shares by reason of holding STERIS shares in the Merger. As a result, STERIS and its U.S. affiliates would be limited in their ability to utilize certain U.S. tax attributes to offset their inversion gain, if any. Neither STERIS nor its U.S. affiliates expects to recognize any inversion gain as part of the Merger, nor do they currently intend to engage in any transaction in the near future that would generate inversion gain. If, however, STERIS or its U.S. affiliates were to engage in any transaction that would generate any inversion gain in the future, such transaction may be fully taxable to STERIS or its U.S. affiliates notwithstanding that such entity may have certain deductions and other U.S. tax attributes which, but for the application of Section 7874, would be available to offset some or all of such gain.

Certain U.S. Federal Income Tax Consequences to U.S. Holders and Non-U.S. Holders

U.S. Federal Income Tax Consequences of the Merger to U.S. Holders

The receipt of New STERIS shares in exchange for STERIS shares pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes. A U.S. Holder that exchanges its STERIS shares for New STERIS shares in the Merger will generally recognize taxable gain or loss equal to the difference between (i) the fair market value of New STERIS shares received in the Merger, and (ii) such U.S. Holder’s adjusted tax basis in the STERIS shares exchanged therefor. Such gain or loss must be determined separately for each separate block of STERIS shares (i.e., shares acquired at different times or at different prices).

Any gain or loss recognized by a U.S. Holder upon the exchange of its STERIS shares for New STERIS shares in the Merger generally will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder’s holding period in its STERIS shares is more than one year on the closing date of the Merger. Long-term capital gains of certain non-corporate U.S. Holders (including individuals) generally qualify for preferential rates of U.S. federal income taxation. The deductibility of capital losses is subject to limitations.

A U.S. Holder’s initial tax basis in the New STERIS shares received in the Merger will equal the fair market value of such New STERIS shares at the effective time of the Merger, and the holding period for such shares will begin on the day immediately following the day on which the Merger is effective.

U.S. Holders should consult their own tax advisors as to the particular consequences to them of the exchange of STERIS shares for New STERIS shares pursuant to the Merger.

U.S. Federal Income Tax Consequences of the Merger to Non-U.S. Holders

A Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain recognized in the Merger unless:

•	the recognized gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States, and if required by an applicable tax treaty, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year in which the Merger occurs, and certain other requirements are met.

Unless an applicable treaty provides otherwise, the recognized gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis in the same manner as if such Non-U.S. holder were a U.S. person, as described under “—U.S. Federal Income Tax Consequences of the Merger to U.S. Holders” above). A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Recognized gain described in the second bullet point above generally will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by U.S.-source capital losses of the Non-U.S. Holder, if any.

U.S. Federal Income Tax Consequences to U.S. Holders of the Ownership and Disposition of New STERIS Shares

The following discussion is a summary of certain material U.S. federal income tax consequences of the ownership and disposition of New STERIS shares to STERIS shareholders who receive such New STERIS shares pursuant to the Merger.

Distributions on New STERIS Shares

The gross amount of any distribution on New STERIS shares that is made out of New STERIS’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be taxable to a U.S. Holder as ordinary dividend income on the date such distribution is actually or constructively received by such U.S. Holder. Any such dividends paid to corporate U.S. Holders generally will not qualify for the dividends-received deduction that may otherwise be allowed under the Code.

Dividends received by non-corporate U.S. Holders (including individuals), subject to the discussion below under “—Passive Foreign Investment Company Status,” from a “qualified foreign corporation” may be eligible for reduced rates of taxation, provided that certain holding period requirements and other conditions are satisfied. For these purposes, a non-U.S. corporation will be treated as a qualified foreign corporation if it is eligible for the benefits of a comprehensive income tax treaty with the United States which is determined by the U.S. Treasury Department to be satisfactory for purposes of these rules and which includes an exchange of information provision. The U.S. Treasury Department has determined that the Tax Treaty meets these requirements. A non-U.S. corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that shares listed on the NYSE (which the New STERIS shares are expected to be) will be considered readily tradable on an established securities market in the United States. There can be no assurance that the New STERIS shares will be considered readily tradable on an established securities market in future years. Non-corporate U.S. Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code (dealing with the deduction for investment interest expense) will not be eligible for the reduced rates of taxation regardless of New STERIS’s status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Finally, New STERIS will not constitute a qualified foreign corporation for purposes of these rules if it is a passive foreign investment company, or “PFIC,” for the taxable year in which it pays a dividend or for the preceding taxable year. See the discussion below under “—Passive Foreign Investment Company Status.”

The amount of any dividend paid in foreign currency will be the U.S. dollar value of the foreign currency distributed by New STERIS, calculated by reference to the exchange rate in effect on the date the dividend is includible in the U.S. Holder’s income, regardless of whether the payment is in fact converted into U.S. dollars on the date of receipt. Generally, a U.S. Holder should not recognize any foreign currency gain or loss if the foreign currency is converted into U.S. dollars on the date the payment is received. However, any gain or loss resulting from currency exchange fluctuations during the period from the date the U.S. Holder includes the dividend payment in income to the date such U.S. Holder actually converts the payment into U.S. dollars will be treated as ordinary income or loss. That currency exchange income or loss (if any) generally will be income or loss from U.S. sources for foreign tax credit limitation purposes.

To the extent that the amount of any distribution made by New STERIS on the New STERIS shares exceeds New STERIS’s current and accumulated earnings and profits for a taxable year (as determined under U.S. federal income tax principles), the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the U.S. Holder’s New STERIS shares, and to the extent the amount of the distribution exceeds the U.S. Holder’s tax basis, the excess will be taxed as capital gain recognized on a sale or exchange as described below under “—Sale, Exchange, Redemption or Other Taxable Disposition of New STERIS Shares.”

Sale, Exchange, Redemption or Other Taxable Disposition of New STERIS Shares

Subject to the discussion below under “—Passive Foreign Investment Company Status,” a U.S. Holder will generally recognize gain or loss on any sale, exchange, redemption, or other taxable disposition of New STERIS shares in an amount equal to the difference between the amount realized on the disposition and such U.S. Holder’s adjusted tax basis in such shares. Any gain or loss recognized by a U.S. Holder on a taxable disposition of New STERIS shares will generally be capital gain or loss and will be long-term capital gain or loss if the holder’s holding period in such shares exceeds one year at the time of the disposition. Preferential tax rates may apply to long-term capital gains of non-corporate U.S. Holders (including individuals). The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder on the sale or exchange of New STERIS shares will generally be treated as U.S. source gain or loss.

Passive Foreign Investment Company Status

Notwithstanding the foregoing, certain adverse U.S. federal income tax consequences could apply to a U.S. Holder if New STERIS is treated as a PFIC for any taxable year during which such U.S. Holder holds New

STERIS shares. A non-U.S. corporation, such as New STERIS, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year in which, after the application of certain look-through rules, either (i) 75% or more of its gross income for such year is “passive income” (as defined in the relevant provisions of the Code) or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains.

New STERIS is not currently expected to be treated as a PFIC for U.S. federal income tax purposes, but this conclusion is a factual determination made annually and, thus, is subject to change. With certain exceptions, the New STERIS ordinary shares would be treated as stock in a PFIC if New STERIS were a PFIC at any time during a U.S. Holder’s holding period in such U.S. Holder’s New STERIS shares. There can be no assurance that New STERIS will not be treated as a PFIC for any taxable year or at any time during a U.S. Holder’s holding period.

If New STERIS were to be treated as a PFIC, unless a U.S. Holder elects to be taxed annually on a mark-to-market basis with respect to its New STERIS shares, gain realized on any sale or exchange of such NEW STERIS shares and certain distributions received with respect to such shares could be subject to additional U.S. federal income taxes, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. In addition, dividends received with respect to New STERIS shares would not constitute qualified dividend income eligible for preferential tax rates if New STERIS is treated as a PFIC for the taxable year of the distribution or for its preceding taxable year. U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to their investment in the New STERIS shares.

U.S. Federal Income Tax Consequences to Non-U.S. Holders of the Ownership and Disposition of New STERIS Shares

In general, a Non-U.S. Holder of New STERIS shares will not be subject to U.S. federal income tax or, subject to the discussion below under “—Information Reporting and Backup Withholding,” U.S. federal withholding tax on any dividends received on New STERIS shares or any gain recognized on a sale or other disposition of New STERIS shares (including any distribution to the extent it exceeds the adjusted basis in the Non-U.S. Holder’s New STERIS shares) unless:

•	the dividend or gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States, and if required by an applicable tax treaty, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

•	in the case of gain only, the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the sale or disposition, and certain other requirements are met.

A Non-U.S. Holder that is a corporation may also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable tax treaty) on its effectively connected earnings and profits for the taxable year, as adjusted for certain items.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividends received by U.S. Holders of New STERIS shares, and the proceeds received on the disposition of New STERIS shares effected within the United States (and, in certain cases, outside the United States), in each case, other than U.S. Holders that are exempt recipients (such as corporations). Backup withholding (currently at a rate of 28%) may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent or the U.S. Holder’s broker) or is otherwise subject to backup withholding.

Certain U.S. holders holding specified foreign financial assets with an aggregate value in excess of the applicable dollar threshold are required to report information to the IRS relating to New STERIS shares, subject to certain exceptions (including an exception for New STERIS shares held in accounts maintained by U.S. financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return, for each year in which they hold New STERIS shares. Such U.S. Holders should consult their own tax advisors regarding information reporting requirements relating to their ownership of New STERIS shares.

Dividends paid with respect to New STERIS shares and proceeds from the sale or other disposition of New STERIS shares received in the United States by a Non-U.S. Holder through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding unless such Non-U.S. Holder provides to the applicable withholding agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-ECI, or otherwise establishes an exemption, and otherwise complies with the applicable requirements of the backup withholding rules.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against a holder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS.

CERTAIN UNITED KINGDOM TAX CONSIDERATIONS

The comments set out below summarize the material aspects of the United Kingdom taxation treatment of Synergy shareholders in respect of the Scheme and of New STERIS shareholders in respect of their holding of shares in New STERIS and do not purport to be either (i) a complete analysis of all tax considerations relating to the New STERIS shares or (ii) an analysis of the tax position of New STERIS, the STERIS Group or the Synergy Group. They are based on current U.K. legislation and what is understood to be current HM Revenue and Customs practice, both of which are subject to change, possibly with retrospective effect.

The comments are intended as a general guide and apply only to Synergy shareholders and New STERIS shareholders who are resident for tax purposes in the U.K., who hold their Synergy shares or New STERIS shares as an investment (other than under a personal equity plan or individual savings account) and who are the absolute beneficial owners of their Synergy shares or New STERIS shares. These comments do not deal with certain types of Synergy shareholders or New STERIS shareholders such as charities, dealers in securities, persons holding or acquiring shares in the course of a trade, persons who have or could be treated for tax purposes as having acquired their Synergy shares or New STERIS shares by reason of their employment, collective investment schemes, persons subject to U.K. tax on the remittance basis and insurance companies. Synergy shareholders and New STERIS shareholders are encouraged to consult an appropriate independent professional tax in respect of their tax position.

Taxation of Chargeable Gains

Taxation of the STERIS Merger

Subject to the comments made below, the receipt of New STERIS shares by STERIS shareholders resident in the U.K. (“U.K. STERIS shareholders”) pursuant to the Merger should be treated as a scheme of reconstruction for the purposes of section 136 of the Taxation of Chargeable Gains Act 1992 (“TCGA”). This means the U.K. STERIS shareholders should not be treated as disposing of their STERIS shares and, instead, the New STERIS shares received by them would be treated as the same asset, acquired at the same time, and for the same amount, as the STERIS shares in respect of which they are issued.

In the case of U.K. STERIS shareholders who alone, or together with persons connected with them, hold 5% or more of the shares or debentures, or any class of shares or debentures, of STERIS, this “rollover” treatment will only apply if the provisions of section 137(1) TCGA (scheme of reconstruction must be for bona fide commercial purposes and not part of a scheme for the avoidance of U.K. tax) do not prevent it. U.K. STERIS shareholders should note that no application for clearance (which would confirm that section 137(1) TCGA should not prevent the rollover treatment) has been made. If the STERIS Merger is not treated as a scheme of reconstruction, U.K. resident shareholders of STERIS would be treated as having disposed of their entire holding of STERIS shares in consideration of the issue of the New STERIS shares pursuant to the STERIS Merger.

Taxation of the Synergy Scheme

The receipt of cash by Synergy shareholders will be treated as a part disposal of their shares in Synergy. The proportion of the shareholder’s base cost attributable to that part disposal should be equal to the proportion that the cash received bears to the aggregate value of the cash and New STERIS shares received on completion of the Scheme. To the extent the receipt of cash by Synergy shareholders is small, Synergy shareholders may not be treated as part disposing of their shares and instead such amount would be deducted from the base cost of their New STERIS shares.

Subject to the comments made below, the receipt of New STERIS shares by Synergy shareholders pursuant to the Scheme should be treated as a scheme of reconstruction for the purposes of section 136 of the TCGA. This means that, except to the extent the Synergy shareholders are treated as disposing of their Synergy shares as a consequence of the receipt of cash under the Scheme (see above), the Synergy shareholders should not be treated as disposing of their Synergy shares and, instead, the New STERIS shares received by them would be treated as the same asset, acquired at the same time, and for the same amount, as the Synergy shares in respect of which they are issued.

In the case of Synergy shareholders who alone, or together with persons connected with them, hold 5% or more of the shares or debentures, or any class of shares or debentures, of Synergy, this “rollover” treatment will only apply if the provisions of section 137(1) of the TCGA (scheme of reconstruction must be for bona fide commercial purposes and not part of a scheme for the avoidance of U.K. tax) do not prevent it. Synergy shareholders should note that no application for clearance (which would confirm that section 137(1) TCGA should not prevent the rollover treatment) has been made. If the Scheme is not treated as a scheme of reconstruction, U.K. resident shareholders of Synergy would be treated as having disposed of their entire holding of Synergy shares in consideration of the payment to them of the cash and issue of the New STERIS shares pursuant to the Scheme.

Disposal of New STERIS Shares

A disposal or deemed disposal of New STERIS shares by a shareholder who is resident in the United Kingdom for tax purposes may, depending on the particular circumstances of the New STERIS shareholder and subject to any available exemptions or reliefs, give rise to a chargeable gain or an allowable loss for CGT purposes.

Individuals

An individual New STERIS shareholder who is resident in the United Kingdom for tax purposes and whose total taxable gains and income in a given tax year, including any gains made on the disposal or deemed disposal of his New STERIS shares, are less than or equal to the upper limit of the income tax basic rate band applicable in respect of that tax year (the “Band Limit”) will generally be subject to capital gains tax at a flat rate of 18% in respect of any gain arising on a disposal or deemed disposal of his New STERIS shares.

An individual New STERIS shareholder who is resident in the United Kingdom for tax purposes and whose total taxable gains and income in a given tax year, including any gains made on the disposal or deemed disposal of his New STERIS shares, are more than the Band Limit will generally be subject to capital gains tax at a flat rate of 18% in respect of any gain arising on a disposal or deemed disposal of his New STERIS shares (to the extent that, when added to the New STERIS shareholder’s other taxable gains and income in that tax year, the gain is less than or equal to the Band Limit) and at a flat rate of 28%. in respect of the remainder of the gain arising on a disposal or deemed disposal of his New STERIS shares.

Corporation Tax Payers

A gain on the disposal or deemed disposal of New STERIS shares by a person within the charge to U.K. corporation tax will form part of the person’s profits chargeable to corporation tax (the rate of which is currently 21% but is expected to reduce to 20% on April 1, 2015). For such New STERIS shareholders tax indexation allowance may be available in respect of the full period of ownership of the New STERIS shares to reduce any chargeable gain arising (but not to create or increase any allowable loss).

Overseas Shareholders and Temporary Non-residents

Subject to the paragraph below (dealing with temporary non-residents) New STERIS shareholders who are not resident in the U.K. for U.K. tax purposes will not generally be subject to U.K. tax on chargeable gains, unless they carry on a trade, profession or vocation in the U.K. through a branch or agency or (in the case of a company) permanent establishment and the New STERIS shares disposed of are used or held for the purposes of that branch, agency or permanent establishment.

However, New STERIS shareholders who are not resident in the U.K. may be subject to charges to foreign taxation depending on their personal circumstances.

A New STERIS shareholder who is an individual, who has ceased to be resident for tax purposes in the U.K. for a period of less than five years and who disposes of New STERIS shares during that period may be liable to U.K. taxation on capital gains (subject to any available exemption or relief). If applicable, the tax charge will arise in the tax year that the individual returns to the U.K.

Taxation of Dividends on New STERIS Shares

New STERIS will not be required to withhold tax at source from dividend payments it makes.

Individuals

A New STERIS shareholder who is an individual resident in the U.K. for tax purposes and who receives a dividend from New STERIS will be entitled to a tax credit which may be set off against his total income tax liability. The tax credit will be equal to 10% the aggregate of the dividend and the tax credit (the “Gross Dividend”), which is also equal to one-ninth of the amount of the cash dividend received.

In the case of such a New STERIS shareholder who is not liable to U.K. income tax at either the higher or the additional rate, that New STERIS shareholder will be subject to U.K. income tax on the Gross Dividend at the rate of 10%. The tax credit will, in consequence, satisfy in full the New STERIS shareholder’s liability to U.K. income tax on the Gross Dividend.

In the case of a New STERIS shareholder who is liable to U.K. income tax at the higher rate, the New STERIS shareholder will be subject to U.K. income tax on the Gross Dividend, at the rate of 32.5%. for the tax year 2014/2015, to the extent that the Gross Dividend falls above the threshold for the higher rate of U.K. income tax but below the threshold for the additional rate of U.K. income tax when it is treated as the top slice of the New STERIS shareholder’s income. The tax credit will, in consequence, satisfy only part of the New STERIS shareholder’s liability to U.K. income tax on the Gross Dividend and the New STERIS shareholder will have to account for U.K. income tax equal to 22.5% of the Gross Dividend (which is also equal to 25% of the cash dividend received). For example, if the New STERIS shareholder received a dividend of £80 from the New STERIS, the dividend received would carry a tax credit of £8.89 and therefore represent a Gross Dividend of £88.89. The New STERIS shareholder would then be required to account for U.K. income tax of £20 on the Gross Dividend (being £28.89 (i.e. 32.5%. of £88.89) less £8.89 (i.e. the amount of the tax credit)).

In the case of a New STERIS shareholder who is liable to U.K. income tax at the additional rate, the New STERIS shareholder will be subject to U.K. income tax on the Gross Dividend, at the rate of 37.5% for the tax year 2014/2015, to the extent that the Gross Dividend falls above the threshold for the additional rate of U.K. income tax when it is treated as the top slice of the New STERIS shareholder’s income. After setting off the tax credit comprised in the Gross Dividend, the New STERIS shareholder will, accordingly, have to account for U.K. income tax equal to 27.5% of the Gross Dividend (which is also equal to 30.55%. of the cash dividend received). For example, if the New STERIS shareholder received a dividend of £80 from New STERIS, the dividend received would carry a tax credit of £8.89 and therefore represent a Gross Dividend of £88.89. The New STERIS shareholder would then be required to account for U.K. income tax of £24.44 on the Gross Dividend (being £33.33 (i.e. 37.5% of £88.89) less £8.89 (i.e. the amount of the tax credit)).

A U.K. resident individual New STERIS shareholder whose liability to U.K. income tax in respect of a dividend received from New STERIS is less than the tax credit attaching to the dividend will not be entitled to any payment from HM Revenue and Customs in respect of any part of the tax credit attaching to the dividend.

Companies

New STERIS shareholders within the charge to U.K. corporation tax which are “small companies” (for the purposes of U.K. taxation of dividends) will not generally be subject to tax on dividends paid on the New STERIS shares, provided certain conditions are met.

Other New STERIS shareholders within the charge to U.K. corporation tax will not be subject to tax on dividends on the New STERIS shares so long as (i) the dividends fall within an exempt class and (ii) do not fall within certain specified anti-avoidance provisions and (iii) the New STERIS shareholder has not elected for the dividends not to be exempt. Each New STERIS shareholder’s position will depend on its own individual circumstances, although it would normally be expected that dividends paid on the New STERIS shares would fall within an exempt class. Examples of dividends that are within an exempt class are dividends in respect of portfolio holdings, where the recipient owns less than 10%. of the issued share capital of the payer (or any class of that share capital). New STERIS shareholders will need to ensure that they satisfy the requirements of an exempt class before treating any dividend as exempt, and seek appropriate professional advice where necessary.

Stamp duty and stamp duty reserve tax (“SDRT”)

Issue of the New STERIS Ordinary Shares

No SDRT will generally be payable, and no liability to stamp duty will arise, in respect of the issue of the New STERIS shares including into the DTC system.

Subsequent Transfers of the New STERIS Ordinary Shares

Transfers of the New STERIS shares within the DTC system should not be subject to stamp duty or SDRT provided that no instrument of transfer is entered into and that no election which applies to the New STERIS shares is or has been made by DTC under section 97A of the Finance Act 1986 (the “Finance Act”).

Transfers of New STERIS shares within the DTC system where an election which applies to the New STERIS shares is or has been made under section 97A of the Finance Act will generally be subject to SDRT at the rate of 0.5% of the amount or value of the consideration for such transfer.

Transfers of New STERIS shares that are held in certificated form will generally be subject to stamp duty of the amount or value of the consideration given (the liability being rounded up to the nearest £5). SDRT will also be payable on an agreement to transfer such New STERIS shares, generally at the rate of 0.5% of the amount or value of the consideration given under the agreement to transfer the New STERIS shares, but this liability would be discharged if stamp duty is duly paid on the instrument transferring the New STERIS shares within six years of the agreement.

If New STERIS shares (or interests therein) are subsequently transferred into a clearing system (including the DTC system) or to a depositary, stamp duty or SDRT will generally be payable the rate of 1.5% of the amount or value of the consideration given or, in certain circumstances, the value of the shares (save to the extent that an election which applies to the New STERIS shares is or has been made under section 97A of the Finance Act).

The purchaser or the transferee of the New STERIS shares will generally be responsible for paying any stamp duty or SDRT payable.

Inheritance Tax

The New STERIS shares will be assets situated in the U.K. for the purposes of U.K. inheritance tax. A Gift or settlement of such assets by, or on the death of, an individual holder of such assets may give rise to a liability to U.K. inheritance tax even if the holder is not a resident of or domiciled in the U.K.

A charge to inheritance tax may arise on certain circumstances where New STERIS shares are held by close companies and trustees of settlements.

INTERESTS OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

In considering the recommendation of the STERIS Board to adopt the Merger Agreement, STERIS shareholders should be aware that non-employee directors and executive officers of STERIS have certain interests in the Combination that may be different from, or in addition to, the interests of STERIS shareholders generally. These interests are described in more detail below. The STERIS Board was aware of and considered these interests, among other matters, in evaluating, negotiating and approving the Merger Agreement and the Combination and in making its recommendation that the STERIS shareholders adopt the Merger Agreement.

U.S. Tax Code Section 4985 Excise Tax

The Combination subjects executive officers and non-employee directors of STERIS to multiple forms of taxation on outstanding equity, including both shares owned outright and equity awards. As STERIS shareholders, STERIS’s executive officers and non-employee directors will be subject to capital gains tax upon the exchange of any outstanding STERIS shares (other than STERIS Restricted Shares) that they own for New STERIS shares in the Combination. These capital gains tax rules are no different than the capital gains tax rules that generally apply to other STERIS shareholders.

In addition to capital gains tax, under Section 4985 of the Internal Revenue Code, as a result of the Combination a special one-time 15% excise tax will be imposed on the value of certain stock compensation held by individuals who are executive officers or non-employee directors of STERIS and subject to the reporting requirements of Section 16(a) of the Exchange Act (such individuals, the “covered individuals”). The stock compensation that is subject to the excise tax includes any outstanding (a) nonqualified stock options, whether vested or unvested, (b) restricted shares, and (c) career restricted stock units, in each case which are held by the covered individuals during the six months before or the six months after the closing of the Merger. However, the excise tax will not apply to (i) any stock option which is exercised prior to the closing date of the Merger, or to the stock acquired in such exercise, if the related income is recognized on or before the closing date of the Merger, and (ii) any other specified stock compensation which is exercised, sold, distributed, cashed-out, or otherwise paid prior to the closing date of the Merger in a transaction in which income is recognized by the security holder.

The compensation committee of the STERIS Board (the “Compensation Committee”) and the STERIS Board carefully considered the impact of the potential Section 4985 excise tax on the covered individuals, and concluded that the imposition of the excise tax on the covered individuals, when the vesting of outstanding unvested equity awards subject to the excise tax is not being accelerated and covered individuals are receiving no additional benefit from their equity awards in connection with the Combination, would result in the covered individuals being deprived of a substantial portion of the value of their equity awards. The Compensation Committee and the STERIS Board also concluded that it would not be appropriate to permit a significant burden arising from a transaction expected to bring significant strategic and financial benefits to STERIS and its stockholders, including operational and tax synergies, to be imposed on the individuals most responsible for consummating the transaction and promoting the success of the combined companies.

In addition, the Compensation Committee assessed and compared the relative costs and benefits of three potential approaches for mitigating the possible impact of the Section 4985 excise tax: (1) reimbursing the covered individuals for the Section 4985 excise tax that would be payable by them as a result of the Combination (and any resulting income), (2) accelerating the vesting of and/or canceling, in exchange for a payment equal to the value thereof, the equity awards held by the covered individuals and (3) a combination of the foregoing approaches, with reimbursement to apply with respect to certain equity awards and acceleration to apply to others. In weighing these alternatives, and deciding in favor of recommending to the STERIS Board that it approve reimbursing the covered individuals for the Section 4985 excise tax applicable to all outstanding equity awards and the resulting income, as opposed to accelerating the vesting and/or delivery of the value of outstanding equity awards, or providing for a reimbursement with respect to some equity awards and an acceleration of vesting and/or delivery of value with respect to others, the Compensation Committee considered the importance to STERIS of incentivizing and retaining executive officers by continuing the opportunity for them to benefit from unvested equity awards only upon satisfaction of the applicable service-based vesting conditions, as well as with respect to the stock options of the covered individuals, the importance of STERIS adhering to its prior commitments with respect to the full duration of the respective option terms. Each of STERIS’s executive officers has a significant number of unvested equity awards. The Compensation Committee determined that the effect of accelerating the vesting of, or canceling, such awards would be to lose significant retention value during a crucial period and could result in unearned compensation being paid to the executives. In addition, the Compensation Committee took into account the need to continue to align the interests of executive officers and directors with stockholder interests through substantial and meaningful officer and director equity ownership, which ownership would be diminished by the cancellation of outstanding awards in exchange for a payment equal to the value thereof. Relatedly, the Compensation Committee also considered the high cost to STERIS, New STERIS and their shareholders of accelerating the vesting and/or delivery of the value of unvested equity awards. Specifically, the Compensation Committee determined that accelerating the vesting and payment of outstanding equity awards to avoid the Section 4985 excise tax could result in STERIS or New STERIS incurring an unnecessary compensation expense following the Combination because it would also be necessary to grant new equity awards in order to incentivize and retain executive officers and align the interests of the executive officers and directors with shareholders following the Combination.

Therefore, after careful consideration, the Compensation Committee concluded and recommended to the STERIS Board, and the STERIS Board determined, that should the Merger closing occur, STERIS will provide, subject to certain repayment conditions described below, the covered individuals with a payment with respect to the excise tax on their equity awards outstanding immediately prior to the time the closing of the Merger occurs, so that, on a net after-tax basis, they will be in the same position as if no such excise tax had applied to them, which payment is referred to in this proxy statement/prospectus as the “excise tax make-whole payment.” The actual amounts to be paid to the covered individuals by STERIS will not be determinable until after the consummation of the Combination. These amounts will be paid following the closing of the Merger, which is subject to approval and adoption of the Merger Agreement and the Merger by STERIS’s shareholders, on or before the date the excise tax becomes due and payable. These payments are intended only to place the covered individuals in the same tax-neutral position with respect to their equity awards before and after the Merger. The covered individuals will retain the obligation to pay income and other taxes on all of their individual equity awards when due. As described in further detail in the section captioned “The Merger and The Merger Agreement—Treatment of STERIS Equity-Based Awards” beginning on page 74, each outstanding STERIS equity-based award held by a covered individual immediately prior to the time of the closing of the Merger will be converted into an equivalent award of New STERIS which will relate to a number of New STERIS shares equal to the number of STERIS shares subject to the corresponding pre-conversion award and will continue to have, subject to applicable law, the same terms and conditions that were applicable to the corresponding pre-conversion STERIS award.

The excise tax make-whole payment will be made subject to certain repayment conditions. Specifically, if, within one year following the closing of the Merger, a covered individual (a) leaves the employment or service of New STERIS and its affiliates due to a voluntary resignation, then such covered individual shall be obligated to repay to STERIS the full amount of the excise tax make-whole payment previously paid to such individual or (b) engages in certain voluntary transactions with respect to any equity award to which the excise tax make-whole payment related (including certain stock option exercises and the sale of restricted shares that become vested), then such covered individual shall be obligated to repay to STERIS the portion of the excise tax make-whole payment previously paid to such individual that relates to such equity award, as determined by STERIS.

The Compensation Committee has also determined that executive officers and non-employee directors will be permitted to exercise their vested options, on a voluntary basis, through net share settlement transactions with STERIS prior to the closing of the Merger. Any stock options so exercised would not be subject to the

Section 4985 excise tax and therefore would not be covered by the excise tax make-whole payment to be paid to the covered individual. The Compensation Committee expects to continue to permit net share settlement transactions following the closing of the Merger, though any such transactions that occur within one year following the closing of the Merger may trigger a repayment obligation as described above.

The estimated value of the excise tax make-whole payment for each of the STERIS Named Executive Officers, each STERIS executive officer who is not a Named Executive Officer and each STERIS non-employee director, as determined on the basis of the assumptions described below, is set forth in the table below.

Named Executive Officers	Excise Tax Make-Whole Payment($)(1)
Walter M Rosebrough, Jr.	$4,344,210
Michael J. Tokich	$1,556,185
David A. Johnson	$765,659
Robert E. Moss	$812,012
Sudhir K. Pahwa	$588,450

Covered Individuals	Excise Tax Make-Whole Payment($)
Executive Officers
Kathleen L. Bardwell	$378,888
Suzanne V. Forsythe	$282,089
J. Adam Zangerle	$593,205

Non-Employee Directors
Richard C. Breeden	$339,738
Cynthia L. Feldmann	$178,898
Jacqueline B. Kosecoff	$535,251
David B. Lewis	$237,403
Kevin M. McMullen	$461,767
Mohsen M. Sohi	$328,804
John P. Wareham	$504,901
Loyal W. Wilson	$544,006
Michael B. Wood	$421,805

(1)	All such payments are “single trigger.”

The information for STERIS’s Named Executive Officers set forth in the table above is intended to comply with Item 402(t) of Regulation S-K, which requires disclosure of information about certain compensation for each Named Executive Officer of STERIS that is based on, or otherwise relates to, the Merger (“Merger-related Compensation”).

The amounts shown in the table above are in U.S. dollars and consist of the estimated excise tax make-whole payments that could be made to the individuals set forth in the table as a result of the consummation of the Merger, assuming, among other assumptions described below, that the closing price per STERIS share as of the consummation of the Merger is not greater than $55.15 (which is the price per STERIS share used for purposes of calculating the estimated amounts above, as described later in this paragraph). Because we also assumed that the individuals identified above would hold the same number of STERIS equity awards at the time the Merger is consummated as they did on January 5, 2015, the actual amount of the excise tax make-whole payments could be reduced if, before the consummation of the Merger, the individuals identified above were to exercise any vested options on STERIS shares that they currently hold. The actual amounts of the excise tax make-whole payments will be calculated based on the closing price of STERIS shares as of the date of the consummation of the Merger, as well as on the quantity and valuation of each individual’s equity awards held as of that date. The amounts set forth in the table above also do not reflect any stock-based compensation grant that may be made between January 5, 2015 and the date that is six months following the Merger. We have also assumed that the individuals set forth in the table will satisfy the post-Merger employment and other conditions required in order for them to retain, and not forfeit (in whole or in part), the make-whole payments to be paid to them. For purposes of calculating such amounts, the following assumptions were used: (a) an assumed price of STERIS shares of $55.15 (the average closing price per STERIS share over the first five business days following the public announcement of the Combination on October 13, 2014); (b) the assumption that the closing of the Merger occurred on January 5, 2015; (c) the individuals’ relevant stock-based compensation held as of January 5, 2015; (d) a 15% Section 4985 excise tax rate; and (e) each individual’s estimated effective tax rate, including a federal marginal income tax rate of 39.6% and applicable state, local and payroll taxes.

In each case, the estimated value of the excise tax make-whole payment does not include any tax reimbursement related to any stock-based compensation grants that may be made to the covered individuals during the six-month period following the Merger, because no tax reimbursement has been approved for stock-based compensation grants, if any, made during that period. Any such grants will be made in the discretion of the New STERIS Board of directors or the compensation committee thereof as determined to be appropriate in furtherance of a compensation philosophy intended to support New STERIS’s business strategy by attracting and retaining highly-talented individuals and motivating them to achieve competitive corporate performance. The STERIS Compensation Committee does not expect that the New STERIS Board will determine that any grants of stock-based compensation will be made to any director of New STERIS who is currently a director of STERIS or to any member of New STERIS’s executive management team who is currently an executive officer of STERIS during the 6-month period following the Merger. The value of any such grants, if made, is not determinable at this time.

Continuing Executive and Non-Employee Director Positions

It is currently expected that the non-employee directors of STERIS immediately prior to the completion of the Combination will continue to serve as non-employee directors of New STERIS following the Combination. In addition, it is currently expected that the executive officers of STERIS immediately prior to the completion of the Combination will continue to serve as executive officers, with substantially similar titles and positions, of New STERIS following the Combination.

Indemnification and Insurance

STERIS’s directors and executive officers will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies from New STERIS. See “Comparison of the Rights of STERIS Shareholders and New STERIS Shareholders” beginning on page 132 in this proxy statement/prospectus.

Litigation Related to the Merger

On December 19, 2014, a purported shareholder of STERIS filed a Verified Stockholder Derivative Complaint in the Court of Common Pleas, Cuyahoga County, Ohio, against the members of STERIS’s board of directors and certain officers of STERIS, challenging the excise tax make-whole payments approved by STERIS’s board in connection with the proposed Combination. STERIS is named as a nominal defendant in the action. The case is captioned St. Lucie County Fire District Firefighters’ Pension Trust Fund v. Rosebrough, Jr., et al., Case No. CV 14 837749. The complaint generally alleges that the STERIS Board breached their fiduciary duties by approving the excise tax make-whole payments, that the payments constitute corporate waste and that the payments are voidable under Ohio law. The complaint seeks among other things a declaration that the excise tax make-whole payments are invalid, damages, disgorgement of any excise tax make-whole payments and plaintiffs’ costs and disbursements in the action, including reasonable attorneys’ fees, expert fees, costs and expenses.

STERIS believes that the lawsuit is without merit.

STERIS’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE MERGER AGREEMENT PROPOSAL.

Required Vote

The approval of the Merger Agreement Proposal requires the affirmative vote of the holders of a majority of the STERIS shares outstanding and entitled to vote on the proposal. Because the vote required to approve this proposal is based upon the total number of outstanding STERIS shares entitled to vote, if you vote to abstain, or if you are a shareholder of record and you fail to submit a proxy or vote in person at the Special Meeting, or if your STERIS shares are held through a bank, brokerage firm or other nominee and you do not instruct your bank, brokerage firm or other nominee to vote your STERIS shares, this will have the same effect as a vote “against” the adoption of the Merger Agreement.

PROPOSAL 2—ADVISORY (NON-BINDING) VOTE ON MERGER-RELATED

COMPENSATION FOR STERIS’S NAMED EXECUTIVE OFFICERS

Under Section 14A of the Exchange Act and Rule 14a-21(c) thereunder, STERIS is required to submit a proposal to STERIS shareholders for an advisory (non-binding) vote on certain compensation that may become payable to STERIS’s Named Executive Officers in connection with the completion of the Merger. This proposal, which we refer to as the Non-Binding Compensation Proposal, gives STERIS shareholders the opportunity to vote, on an advisory (non-binding) basis, at the Special Meeting on the compensation that may be paid or become payable to STERIS’s Named Executive Officers in connection with the Merger. This compensation is summarized in the table in the section entitled “Interests of Certain Persons in Matters to be Acted Upon—U.S. Tax Code Section 4985 Excise Tax” beginning on page 96, including the footnotes to the table and the associated narrative discussion.

Accordingly, STERIS is requesting STERIS shareholders to adopt the following resolution, on an advisory (non-binding) basis:

“RESOLVED, that the compensation that may be paid or become payable to STERIS’s Named Executive Officers in connection with the Merger, as disclosed pursuant to Item 402(t) of Regulation S-K in the table in the section of this proxy statement/prospectus entitled “Interests of Certain Persons in Matters to be Acted Upon—U.S. Tax Code Section 4985 Excise Tax,” including the footnotes to the table and the associated narrative discussion, and the agreements or understandings pursuant to which such compensation may be paid or become payable, are hereby APPROVED.”

STERIS’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” ADOPTION OF THE FOREGOING RESOLUTION.

Required Vote

The vote on the Non-Binding Compensation Proposal is a vote separate and apart from the vote to adopt the Merger Agreement. Accordingly, you may vote not to approve the Non-Binding Compensation Proposal and vote to approve the Merger Agreement Proposal and vice versa. The completion of the Combination is not conditioned on approval of this proposal.

Approval of the Non-Binding Compensation Proposal requires the affirmative vote of the holders of a majority of the STERIS shares outstanding and entitled to vote on this proposal, although such vote will not be binding on STERIS. Because the vote required to approve this proposal is based upon the total number of outstanding STERIS shares entitled to vote, if you vote to abstain, or if you are a shareholder of record and you fail to submit a proxy or vote in person at the Special Meeting, or if your STERIS shares are held through a bank, brokerage firm or other nominee and you do not instruct your bank, brokerage firm or other nominee to vote your STERIS shares, this will have the same effect as a vote “against” the advisory vote to approve the compensation that may be paid or become payable to STERIS’s Named Executive Officers in connection with the completion of the Merger. Approval of this proposal is not a condition to the completion of the Combination and the Combination may be completed whether or not this proposal is approved.

PROPOSAL 3—AUTHORITY TO ADJOURN THE SPECIAL MEETING

The Adjournment Proposal

If at the Special Meeting, the STERIS Board determines it is necessary or appropriate to adjourn the Special Meeting, STERIS intends to move to adjourn the Special Meeting. For example, the STERIS Board may make such a determination if the number of STERIS common shares represented and voting in favor of the proposal to approve the Merger Agreement at the Special Meeting is insufficient to approve that proposal under the OGCL, in order to enable the STERIS Board to solicit additional votes in respect of such proposal. If the STERIS Board determines that it is necessary or appropriate, it will ask STERIS shareholders to vote only upon the proposal to adjourn the Special Meeting and not the Merger Agreement Proposal.

In this proposal, STERIS shareholders are asked to authorize the holder of any proxy solicited by the STERIS Board to vote in favor of the proposal to adjourn the Special Meeting to another time and place. If the STERIS shareholders approve the proposal to adjourn the Special Meeting, STERIS could adjourn the Special Meeting and any adjourned session of the Special Meeting and use the additional time to solicit additional votes, including the solicitation of votes from STERIS shareholders that have previously voted. Among other things, approval of the proposal to adjourn the Special Meeting could mean that, even if proxies representing a sufficient number of votes against the Merger Agreement Proposal were received to defeat that proposal, the Special Meeting could be adjourned without a vote on the Merger Agreement Proposal and STERIS could seek to convince the holders of those shares of STERIS common shares to change their votes to votes in favor of the Merger Agreement Proposal.

STERIS’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” ADOPTION OF THE FOREGOING RESOLUTION.

Required Vote

The vote on the Adjournment Proposal is a vote separate and apart from the vote to adopt the Merger Agreement. Accordingly, you may vote not to approve the Adjournment Proposal and vote to approve the Merger Agreement Proposal and vice versa. The completion of the Combination is not conditioned on approval of this proposal.

Approval of the Adjournment Proposal requires the affirmative vote of the holders of a majority of the STERIS shares represented, in person or by proxy, at the Special Meeting, whether or not a quorum is present. Because the vote required to approve this proposal is based upon the total number STERIS shares represented in person or by proxy, abstentions will have the same effect as a vote “against” this proposal. If you fail to submit a proxy and to attend the Special Meeting or if your STERIS shares are held through a bank, brokerage firm or other nominee and you do not instruct your bank, brokerage firm or other nominee to vote your STERIS shares, your STERIS shares will not be voted, but this will not have an effect on the vote to adjourn the Special Meeting. Approval of this proposal is not a condition to the completion of the Combination and the Combination may be completed whether or not this proposal is approved.

BOARD OF DIRECTORS AND MANAGEMENT AFTER THE COMBINATION

Board of Directors

The Board of New STERIS is expected to expand to thirteen members, including all ten of the current STERIS Directors. In addition, Synergy Group Chief Executive Dr. Richard Steeves has confirmed that he will join the Board of New STERIS. Two additional directors of New STERIS are expected to be named from among the members of the Synergy Board. John P. Wareham (the current STERIS Chairman) will be the Chairman of New STERIS, once the Combination is completed.

Biographical information with respect to the current STERIS directors can be found beginning on page 4 of STERIS’s Definitive Proxy Statement on Schedule 14A, filed on June 9, 2014 and is incorporated herein by reference. Biographical information with respect to Dr. Steeves is contained in section captioned “Companies involved in the Combination— Synergy” beginning on page 45] of this proxy statement/prospectus.

Committees of the New STERIS Board of Directors

The New STERIS Board is expected to form the following board committees: Audit, Compensation, Nominating and Governance, and Compliance. The membership of the various board committees has not been finalized at this time.

Management

Walt Rosebrough (the current STERIS President and CEO) will be the CEO of New STERIS. Subject to any changes that may be made from time to time, it is contemplated that the current senior management team of STERIS will comprise the senior management team of New STERIS immediately following the consummation of the Combination.

Biographical information with respect to the current management of STERIS can be found in STERIS’s Form 10-K for the fiscal year 2014 and is incorporated herein by reference.

Compensation of New STERIS’s Executive Officers and Non-Employee Directors

As a newly formed company with no operations, New STERIS has not paid any executive or non-employee director compensation or adopted any executive or non-employee director compensation programs. Following the Combination, it is expected that the compensation committee of the New STERIS Board will, pursuant to the responsibilities outlined in its charter, oversee and determine the compensation of the executive officers and non-employee directors of New STERIS. Information regarding the historical compensation paid by STERIS to its Named Executive Officers, all of whom are expected to be named executive officers of New STERIS, and its non-employee directors, all of whom are expected to be non-employee directors of New STERIS, is contained in STERIS’s Definitive Proxy Statement on Schedule 14A for its 2014 Annual Meeting of Shareholders and is incorporated by reference herein. See “Where You Can Find More Information” beginning on page 170.

STOCK OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

The first table below reflects the number of STERIS shares beneficially owned as of February 3, 2015, by each director, the chief executive officer, the chief financial officer, and the three other most highly paid executive officers (each a “Named Executive Officer,” collectively the “Named Executive Officers”), and by all directors and executive officers of STERIS as a group. The second table below reflects the number of Career Restricted Stock Units (“CRSUs”) held by certain non-employee directors as elected by them under STERIS’s Non-Employee Director Compensation Program.

	Number of Shares Beneficially Owned as of February 3, 2015(1)
Name of Beneficial Owner	Shares Owned Directly and Indirectly(2)	Stock Options Exercisable Within 60 Days of February 3, 2015	Total Stock-Based Ownership
Walter M Rosebrough, Jr.(3)	214,747	185,350	400,097
Michael J. Tokich	36,295	64,975	101,270
Robert E. Moss(3)	40,533	53,505	94,038
David A. Johnson	21,026	21,500	42,526
Sudhir Pahwa	20,540	20,213	40,753
Richard C. Breeden	97,537	25,066	122,603	(4)
Cynthia L. Feldmann	10,000	7,999	17,999
Jacqueline B. Kosecoff(3)	30,362	38,453	68,815
David B. Lewis	6,684	9,472	16,156
Kevin M. McMullen	19,991	39,212	59,203
Mohsen M. Sohi	16,825	33,318	50,143
John P. Wareham	23,559	38,673	62,232
Loyal W. Wilson	23,525	29,212	52,737
Michael B. Wood	22,855	43,796	66,651
All Directors, Nominees, and Executive Officers as a group (17 persons)	623,995	648,531	1,272,526

(1)	As of February 3, 2015, (a) none of the directors and executive officers beneficially owned 1% or more of our outstanding Common Shares and (b) the directors, nominees and executive officers of the Company as a group beneficially owned approximately 2.11% of the outstanding Common Shares (including shares subject to stock options exercisable by them within 60 days).
(2)	Included are (a) Common Shares beneficially owned outright; (b) restricted Common Shares; (c) Common Shares held in the Company’s 401(k) plan; and (d) Common Shares held through a trust. Except as otherwise provided in the following footnotes, all listed Beneficial Owners have sole voting power and sole investment power as to the Common Shares listed in this column.
(3)	With respect to the Common Shares listed in the first column, the following Beneficial Owners have shared voting power and shared investment power: Mr. Rosebrough as to 45,460 Common Shares; Mr. Moss as to 13,822 Common Shares; and Dr. Kosecoff as to 9,063 Common Shares.
(4)	Richard C. Breeden is the managing member of Breeden Capital Partners LLC, managing member and chairman and chief executive officer of Breeden Capital Management LLC. Breeden Capital Partners LLC is in turn the general partner of Breeden Partners L.P. (the “Fund”). Pursuant to Rule 16a-1(a)(2)(ii)(B) of the Securities Exchange Act of 1934, as amended, Mr. Breeden in his capacity as managing member, as well as chairman and chief executive officer of Breeden Capital Management LLC and as the managing member of Breeden Capital Partners LLC, may be deemed to be the indirect beneficial owner of the shares of common stock of the Issuer (the “Common Stock”) owned by the Fund and its General Partner, and may be deemed to have beneficial ownership of all such shares.

	Total Number of Shares Beneficially Owned by and CRSUs of Non-Employee Directors as of February 3, 2015
Name of Beneficial Owner	Total Stock-Based Ownership(1)	CRSUs	Total Stock-Based Ownership Including CRSUs
Richard C. Breeden	122,603	5,587	128,190
Cynthia L. Feldmann	17,999	5,110	23,109
Jacqueline B. Kosecoff	68,815	2,845	71,660
David B. Lewis	16,156	6,177	22,333
Kevin M. McMullen	59,203	—	59,203
Mohsen M. Sohi	50,143	—	50,143
John P. Wareham	62,232	4,111	66,343
Loyal W. Wilson	52,737	8,434	61,171
Michael B. Wood	66,651	1,309	67,960

(1)	All numbers are from column (3) of the first table above.

Securities Ownership of Principal Shareholders

The table below reports the number of STERIS shares beneficially owned as of April 30, 2014, by BlackRock, Inc., RidgeWorth Capital Management, Inc., and The Vanguard Group, Inc. (directly or through subsidiaries), respectively, the only persons known to STERIS to own beneficially more than 5% of STERIS’s outstanding common stock. It is based on information contained in Schedules 13G filed with the SEC by BlackRock, Inc. on January 30, 2014, by RidgeWorth Capital Management, Inc. on February 6, 2014, and by The Vanguard Group on February 12, 2014. BlackRock, Inc. reported that it had sole voting and dispositive power with respect to 4,876,590 shares. RidgeWorth Capital Management, Inc. reported that it had sole voting and sole dispositive power with respect to 3,581,244 shares. The Vanguard Group, Inc. reported that it has sole voting power with respect 83,718 of these shares, shared voting power with respect to none of these shares, sole dispositive power with respect to 3,199,873 of these shares and shared dispositive power with respect to 79,618 of these shares.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class
BlackRock Inc. 40 East 52nd Street New York, NY 10022	4,876,590	(1)	8.27%

RidgeWorth Capital Management, Inc., as Parent Company of Ceredex Value Advisors LLC 3333 Piedmont Road NE, Suite 1500 Atlanta, GA 30305	3,582,604	(2)	6.07%

The Vanguard Group, Inc. 100 Vanguard Blvd. Malvern, PA 19355	3,279,491	(3)	5.56%

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial statements are based on our historical consolidated financial statements incorporated by reference in this proxy statement/prospectus and Synergy’s historical consolidated financial statements included in this proxy statement/prospectus, and adjusted to give effect to STERIS’s acquisition of Synergy. The unaudited pro forma condensed combined statements of income for the six months ended September 30, 2014 and the twelve months ended March 31, 2014 give effect to STERIS’s acquisition of Synergy as if it had occurred on April 1, 2013. The unaudited pro forma condensed combined balance sheet as of September 30, 2014 gives effect to the transaction as if it had occurred on September 30, 2014.

The historical condensed consolidated financial statements of STERIS and Synergy have been adjusted in the pro forma statements to give effect to pro forma events that are (1) directly attributable to the transaction, (2) factually supportable, and (3) with respect to the statements of income, expected to have a continuing impact on the combined results.

The unaudited pro forma condensed combined financial statements have been prepared by management in accordance with the regulations of the SEC and are not necessarily indicative of the combined financial position or results of operations that would have been realized had the acquisition occurred as of the dates indicated, nor are they meant to be indicative of any anticipated combined financial position or future results of operations that New STERIS will experience after the acquisition. In addition, the accompanying unaudited pro forma condensed combined financial statements of income do not include any expected cost savings, operating synergies, or revenue enhancements, which may be realized subsequent to the acquisition or the impact of any nonrecurring activity and one-time transaction-related or integration-related costs. No material transactions existed between STERIS and Synergy during the pro forma period. The pro forma statements should be read in conjunction with the accompanying notes.

Synergy reports the fiscal year on a 52/53-week period that ends on the Sunday nearest to March 31. For simplicity, the Unaudited Pro Forma Condensed Combined Financial Statements present all fiscal years using the calendar month end. Therefore, all year ended information is referred to as March 31 and the interim period end information is referred to as September 30, as appropriate, whereas for Synergy, the actual period end for the periods presented were March 30 and September 28.

New STERIS Unaudited Pro Forma Condensed Combined Balance Sheet

as of September 30, 2014

(in thousands)

	Historical STERIS (as reported)	Historical Synergy (as reported in GBP)	Historical Synergy (as reported)	Conversion adjustments	Note	Reclassification adjustments	Note	Transaction adjustments	Note	New STERIS combined pro forma
Current assets
Cash	$147,413	£38,436	$61,790							$209,203
Accounts receivable-net	288,587	81,400	130,859					—		419,446
Inventory	184,447	14,625	23,511					9,333	3(a)	217,291
Assets held for sale	—	2,733	4,393					—		4,393
Prepaid expenses and other current assets	53,088		—					15,343	3(f)	68,431

Total current assets	673,535	137,194	220,553	—				24,676		918,764
Property, plant and equipment-net	474,967	283,644	455,986					81,988	3(b)	1,012,941
Goodwill and other intangible assets	869,022	262,434	421,889					1,682,296	3(c,d)	2,973,207
Other assets	9,883	3,752	6,032					—		15,915

Total assets	$2,027,407	£687,024	$1,104,460	$—		$—		$1,788,960		$4,920,827

Current liabilities
Short-term debt	$—	—	$—					1,095,293	3(f)	$1,095,293
Current portion of long-term debt	—	2,808	4,514					(4,514)	3(f)	—
Accounts payable	90,436	81,391	130,844			(23,428)	5(b)	—		197,852
Other current liabilities	154,444	13,462	21,642			23,428	5(b)	1,959	3(g)	201,473

Total current liabilities	244,880	97,661	157,000	—		—		1,092,739		1,494,619
Noncurrent liabilities
Long-term debt	619,950	208,433	335,077					(615,027)	3(f)	340,000
Pension and other postretirement benefit liabilities	5,478	16,672	26,802					—		32,280
Deferred income taxes	58,649	8,245	13,255	996	4(c)			182,945	3(e)	255,845
Other noncurrent liabilities	30,590	7,572	12,173					—		42,763

Total noncurrent liabilities	714,667	240,922	387,307	996				(432,082)		670,888

Ordinary shares	—	369	593					13,138	3(h)	13,731
Capital in excess of par value	250,277	196,708	316,228					1,098,670	3(h)	1,665,175
Treasury shares	(313,465)	—	—					313,465	3(h)	—
Retained earnings	1,141,663	132,091	212,349	3,789	4(a,c)			(274,704)	3(h)	1,083,097
Accumulated other comprehensive income (loss)	(12,594)	16,827	27,051	(4,785)	4(a)			(22,266)	3(h)	(12,594)

Shareholders’ equity	1,065,881	345,995	556,221	(996)				1,128,303		2,749,409
Noncontrolling interests	1,979	2,446	3,932					—		5,911

Total equity	1,067,860	348,441	560,153	(996)				1,128,303		2,755,320

Total liabilities and equity	$2,027,407	£687,024	$1,104,460	$0				$1,788,960		$4,920,827

See the accompanying notes to the unaudited pro forma condensed combined financial statements.

New STERIS Unaudited Pro Forma Condensed Combined Statement of Income

for the Six Months Ended September 30, 2014

(in thousands, except for per share data)

	Historical STERIS (as reported)	Historical Synergy (as reported) GBP	Historical Synergy (as reported) USD	Conversion adjustments	Note		Reclassification adjustments	Note	Transaction adjustments	Note		New STERIS combined pro forma
Net revenues	$875,372	£197,506	$317,511						$—			$1,192,883
Cost of revenues	511,287	110,558	177,733	469	4	(d)			3,714	3	(b)	693,203
Selling and administrative expense	239,980	59,106	95,019	(4,808)	4	(a)			20,614	3	(d,f)	350,805
Research and development expense	25,415	—	—						—			25,415
Restructuring expenses	1,099	—	—						—			1,099
Interest expense-net	9,630	3,186	5,122	(469)	4	(d)			11,959	3	(f)	26,242
Other expense-net	(256)	123	198						—			(58)

Income from continuing operations before income taxes	88,217	24,533	39,439	4,808					(36,287)			96,177
Income tax expense	32,676	6,252	10,051	23	4	(a)			(13,440)	3	(i)	29,310

Net income from continuing operations attributable to common shareholders	$55,541	£18,281	$29,388	$4,785					$(22,847)			$66,867

Net income from continuing operations per common share
Basic	$0.94	£0.31	$0.50									$0.78
Diluted	$0.93	£0.31	$0.49									$0.78
Weighted-average number of common shares outstanding
Basic	59,272	58,940	58,940						26,001			85,273
Diluted	59,917	59,435	59,435						26,001			85,918

See the accompanying notes to the unaudited pro forma condensed combined financial statements.

New STERIS Unaudited Pro Forma Condensed Combined Statement of Income

for the Year Ended March 31, 2014

(in thousands except for per share data)

	Historical STERIS (as reported)	Historical Synergy (as reported in GBP)	Historical Synergy (as reported) USD	Conversion adjustments	Note	Reclassification adjustments	Note	Transaction adjustments	Note	New STERIS combined pro forma
Net revenues	$1,622,252	£380,453	$604,578			—		$—		$2,226,830
Cost of revenues	972,630	224,729	357,117	928	4(d)	—		7,428	3(b)	1,338,103
Selling and administrative expense	380,970	106,221	168,796	(4,100)	4(a)	(2,892)	5(a)	41,465	3(d,f)	584,239
Research and development expense	48,641	—	—	—		—		—		48,641
Restructuring expenses	13,204	—	—	—		2,892	5(a)	—		16,096
Interest expense-net	18,770	6,610	10,504	(928)	4(d)			21,503	3(f)	49,849
Other expense-net	(339)	316	502			—		—		163

Income from continuing operations before income taxes	188,376	42,577	67,659	4,100		—		(70,396)		189,739
Income tax expense	58,934	8,628	13,711	1,392	4(a,b,c)			(26,140)	3(i)	47,897

Net income from continuing operations attributable to common shareholders	$129,442	£33,949	$53,948	$2,708		$—		$(44,256)		$141,842

Net income from continuing operations per common share
Basic	$2.20	£0.58	$0.92							$1.67
Diluted	$2.17	£0.57	$0.91							$1.65
Weighted-average number of common shares outstanding
Basic	58,966	58,726	58,726					26,001		84,967
Diluted	59,745	59,510	59,510					26,001		85,746

See the accompanying notes to the unaudited pro forma condensed combined financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(All figures reported in thousands except for per share data, unless indicated otherwise)

Note 1. Basis of Presentation

The unaudited pro forma condensed combined and consolidated statements (“the pro forma statements”) have been compiled from historical consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles (GAAP), and should be read in conjunction with the Form 10-K for the year ended March 31, 2014 and Form 10-Q for the quarterly period ended September 30, 2014 for STERIS and Annual and Half Year Accounts for Synergy included in the section entitled “Where You Can Find More Information.” These pro forma statements are presented for informational purposes only and are not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the transaction been completed as of the dates indicated. In addition, the pro forma statements do not purport to project the future financial position or operating results of the combined company.

The pro forma statements have been prepared using the acquisition method of accounting. For accounting purposes, STERIS has been treated as the acquirer in the transaction. Acquisition accounting is dependent upon certain valuations and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. Accordingly, the pro forma adjustments included herein are preliminary and have been presented solely for the purpose of providing pro forma statements and will be revised as additional information becomes available and as additional analyses are performed. The process for estimating the fair values of identifiable intangible assets and certain tangible assets requires the use of judgment in determining the appropriate assumptions and estimates. Differences between preliminary estimates in the pro forma statements and the final acquisition accounting will occur and could have a material impact on the accompanying pro forma statements and the combined company’s future results of operations and financial position.

The transaction has been accounted for using STERIS’s historical information and accounting policies and combining the assets and liabilities of STERIS and Synergy at their respective estimated fair values. New STERIS was formed in October 2014 for purposes of facilitating the acquisition and does not maintain any material balances nor has it had any material activity since formation. The assets and liabilities of Synergy have been measured based on various preliminary estimates using assumptions that STERIS management believes are reasonable utilizing information currently available. Use of different estimates and judgments could yield materially different results. The total estimated purchase price has been measured using the closing market price of STERIS common stock as of February 3, 2015 instead of the closing share price as of the date this proxy statement/prospectus was filed as the difference in share price would not have had a material effect on the estimated purchase consideration. See Note 2 within these unaudited pro forma condensed consolidated financial statements (“pro forma statements”) for a sensitivity analysis on STERIS’s closing share price used in determining the total estimated purchase consideration. The final purchase price will be measured at the closing date of the transaction. This will result in a per share equity value that is different from that assumed for purposes of preparing the pro forma statements. The purchase price allocation is subject to finalization of STERIS’s analysis of the fair value of the assets and liabilities of Synergy as of the closing of the transaction. Differences from these preliminary estimates could be material. Further, these pro forma statements have been prepared utilizing an average exchange rate of 1.5891 pounds per U.S. dollar to convert Synergy’s fiscal 2014 statement of income to U.S. dollars and the October 10, 2014 exchange rate of 1.6076 pounds per U.S. dollar for all other purposes unless otherwise noted. Fluctuations in exchange rates could have a material impact on the estimated cash consideration to be paid to Synergy shareholders as well as the financial position and results of operations of combined New STERIS.

Acquisition-related transaction costs, such as investment banker, advisory, legal, valuation, and other professional fees are not included as a component of consideration transferred but are expensed as incurred. The pro forma balance sheet reflects $57,886 of anticipated acquisition-related transaction costs, as a reduction of cash with a corresponding decrease in retained earnings, as the tax effect for these costs has not yet been assessed. These costs are not presented in the pro forma statements of income because they will not have a continuing impact on the consolidated results of New STERIS. There were transactions between STERIS and Synergy during the periods presented in the pro forma statements that have not been eliminated as the impact is nominal.

The pro forma statements do not reflect any cost savings, operating synergies or revenue enhancements that the combined company may achieve as a result of the transaction or the costs to combine the operations of STERIS and Synergy or the costs necessary to achieve these cost savings, operating synergies and revenue enhancements.

Note 2. Estimated Purchase Consideration and Allocation

The preliminary estimated purchase consideration, related allocations, and resulting excess over fair value of net assets acquired are as follows:

	Offer
Synergy shares outstanding as of October 10, 2014	59,024.4
Synergy shares issued pursuant to conversion of stock options outstanding under Synergy equity-based compensation plans	1,331.7

Total Synergy shares and share equivalents prior to transaction	60,356.1

Exchange ratio per share	0.4308

Total New STERIS shares to be issued	26,001.4

STERIS per share closing price on February 3, 2015	$67.00

Total value of New STERIS shares to be issued	$1,742,094
Total cash consideration paid at $6.67 per Synergy share and share equivalent	401,843

Total estimated purchase consideration	2,143,937	(a)
Fair value adjustments for other intangible assets	(835,953	)(b)
Fair value adjustments for inventory	(9,333	)(c)
Fair value adjustments for property, plant and equipment	(81,988	)(d)
Fair value adjustments for debt assumed	—	(e)
Deferred tax impact of fair value adjustments	184,904	(f)
Adjusted book value of net assets acquired	(133,336	)(g)

Goodwill	$1,268,232

The purchase price allocation shown in the table above is based on STERIS’s preliminary estimates of fair value of Synergy’s assets and liabilities. Once sufficient information is available and final valuations are performed, the purchase price allocation may differ materially from STERIS’s preliminary estimates.

(a) Total estimated purchase consideration

The total estimated purchase consideration of $2,143,937 is comprised of New STERIS share consideration valued at $1,742,094 and cash consideration of $401,843 for Synergy shares. Based on the closing share price of STERIS common stock of $67.00 and the exchange rate of 1.5166 pounds per U.S. dollar on February 3, 2015, the total consideration to be received by Synergy shareholders in the transaction has a value of approximately $35.52 per Synergy share. The pro forma adjustments are based on the closing share price as of February 3, 2015 instead of the closing share price as of the date this proxy statement/prospectus was filed as the difference in share price would not have had a material effect on the estimated purchase consideration.

Total Synergy shares and share equivalents prior to the acquisition are comprised of all the issued and outstanding ordinary share capital as of October 10, 2014 and the estimated total shares remaining from equity-based compensation plans that will vest prior to or upon the close of the transaction. Synergy equity-based compensation plans include incentive stock options and performance stock options.

Upon completion of the transaction, the holder of each ordinary share of Synergy will be entitled to receive from New STERIS $6.67 and 0.4308 of a New STERIS ordinary share (combined, the “consideration per share”). Each Synergy stock option outstanding under Synergy’s equity-based compensation plans immediately prior to the completion of the transaction will become fully vested and exercisable. These Synergy equity-based compensation awards will be cancelled and each share will be converted, as appropriate and defined in the section “Treatment of Synergy Option Plans.” For the purposes of estimating the purchase consideration and preparation of these pro forma adjustments, the shares to be issued upon exercise of the Synergy options were treated as share equivalents. Therefore, it has been assumed that the Synergy option holders would receive the same consideration per share or the cash value of the consideration per share as other Synergy shareholders.

The table below depicts a sensitivity analysis of the estimated purchase consideration and goodwill, assuming a 12.5% increase or decrease to STERIS’s closing share price used in determining the total estimated purchase consideration. For purposes of this calculation, the total number of New STERIS shares to be issued has been assumed to be the same as in the table above.

	12.5% sensitivity
STERIS share price sensitivity	$58.63	$75.38

Total value of New STERIS shares to be issued	$1,524,462	$1,959,986
Total cash consideration paid at $6.67 per Synergy share and share equivalent	401,843	401,843
Total cash consideration paid for equity-based compensation plans	—	—

Total estimated purchase consideration	$1,926,305	$2,361,829

Goodwill	$1,050,600	$1,486,124

(b) Other intangible assets

The estimated fair values of identifiable intangible assets were prepared using an income valuation approach, which requires a forecast of expected future cash flows either through the use of the relief-from-royalty method or the multi-period excess earnings method. The estimated useful lives are based on STERIS’s historical experience. These estimated fair values are considered preliminary and are subject to change upon completion of the final valuation. Changes in fair value of the acquired intangible assets may be material. The estimated fair value of the identifiable intangible assets, their estimated useful lives and valuation methodology are as follows:

	Fair value	Useful life	Valuation method
Trade names	$61,089	8	Relief-from-royalty
Customer relationships	749,142	17	Multi-period excess earnings
Technology	25,722	7	Relief-from-royalty

	$835,953

(c) Inventory

Fair value adjustment to inventory of $9,333 to adjust inventory to estimated fair value.

To estimate the fair value of inventory, STERIS considered the components of Synergy’s inventory, as well as estimates of selling prices and selling and distribution costs that were based on STERIS’s historical experience with similar products.

(d) Property, plant and equipment

Fair value adjustments to property, plant and equipment totaling $81,988 are comprised of increasing Synergy’s historical property, plant and equipment net book value of $455,986 to the preliminary estimate of the fair value of property, plant and equipment acquired of $537,974. This estimate is based on other comparable acquisitions and historical experience, as STERIS does not have sufficient information as to the specific types, nature, age, condition or location of Synergy’s fixed assets.

(e) Debt

For the purposes of these pro forma statements, it has been assumed that Synergy’s existing debt will be settled at closing. As a result, no fair value adjustment has been reflected in the estimated purchase price allocation. However, it has been assumed that settlement will result in a make whole payment to private placement note holders of approximately $9,790 which is included in the estimate of anticipated acquisition-related transaction costs of $57,886.

(f) Deferred tax impact of fair value adjustments

The estimated deferred tax liabilities are associated with the pro forma fair value adjustments to assets to be acquired including inventory, property, plant and equipment and identifiable intangible assets. Jurisdictional details were not available for all assets. The UK statutory rate was applied to all fair value adjustments for the purposes of these pro forma statements. This estimate of deferred income tax liabilities is preliminary and is subject to change based upon management’s final determination of the fair value of assets acquired assumed by jurisdiction.

(g) Adjusted book value of net assets acquired

The adjusted book value of Synergy’s net assets acquired is as follows:

As of September 28, 2014
Total shareholders’ equity	$555,225
Less: goodwill	(346,158)
Less: other intangible assets	(75,731)

Adjusted book value of net assets acquired	$133,336

Note 3. Pro Forma Transaction Adjustments

The pro forma statements have been prepared using Synergy’s publicly available financial statements and disclosures, as well as certain assumptions made by STERIS. Estimates of the fair value of assets acquired and liabilities assumed are described in Note 2. For information on adjustments not included in the pro forma statements, see Note 5.

(a) Inventory

Fair value adjustment to inventory of $9,333 to adjust inventory to estimated fair value.

Inventory is expected to turnover during the first year post acquisition. As this adjustment is non-recurring it has not been reflected in the pro forma statements of income.

(b) Property, plant and equipment

Net adjustments totaling $81,988 are comprised of increasing Synergy’s historical property, plant and equipment net book value of $455,986 to the preliminary estimate of the fair value of property, plant and equipment acquired of $537,974.

Total adjustments to cost of revenues related to estimated depreciation expense are $3,714 for the six months ended September 30, 2014 and $7,428 for the year ended March 31, 2014. The estimated depreciation expense adjustments are based on the increase in fair value above historical value over an estimated weighted-average useful life of 11 years.

(c) Goodwill

Net adjustments totaling $922,074 are comprised of eliminating Synergy’s historical goodwill of $346,158 and recording the excess of the estimated purchase consideration over the estimated fair value of assets acquired of $1,268,232.

(d) Other intangible assets

Net adjustments totaling $760,222 are comprised of eliminating Synergy’s historical intangible assets of $75,731 and recording the $835,953 preliminary estimate of the fair value of intangible assets acquired.

Total adjustments related to amortization expense of intangible assets are as follows:

	Six months ended September 30, 2014	Year ended March 31, 2014
Elimination of Synergy’s historical intangible asset amortization	$(6,909)	$(13,598)
Estimated amortization of fair value of acquired intangible assets	28,032	56,063

Adjustments to selling and administrative expenses	$21,123	$42,465

The amortization expense related to intangibles assets acquired is based on estimated fair value amortized over the respective useful lives.

(e) Other noncurrent liabilities

Net adjustments to Other noncurrent liabilities totaling $182,945 represent the deferred tax effects of the estimated fair value adjustments for intangible assets and property, plant and equipment.

(f) Debt

Bridge Financing

STERIS obtained bridge financing totaling $1.6 billion, which will be available in a single draw on the acquisition closing date and is more fully described in the “Financing Relating to the Transaction” section of this proxy statement/ prospectus. STERIS has assumed that $1.1 billion will be drawn on the bridge loan facility to finance the transaction for purposes of the pro forma statements. This debt obligation is classified as current based on its terms, with permanent financing anticipated to replace the bridge loan facility prior to close. The total amount assumed to be drawn is comprised of $401,843 in cash consideration, $619,541 to settle certain existing debt obligations of both Synergy and STERIS, $16,023 related to debt issuance costs incurred for using the bridge financing capitalized in Prepaid expenses and other current assets and $57,886 in other estimated transaction costs recorded in Retained earnings.

Debt issuance costs associated with obtaining the bridge financing and classified in Prepaid expenses and other current assets total $16,023, which is comprised of $7,182 that was incurred by STERIS in October 2014 and an additional estimated $8,841 that would be incurred upon draw of the bridge loan. See below for interest expense related to the amortization of these debt issuance costs. Additional facility fees that would be incurred throughout the duration of any borrowing under the bridge facility have not been reflected in the pro forma statements of income as management does not believe they are indicative of the cost of financing that will be utilized. If the estimated $1.1 billion draw had been outstanding during the pro forma periods, such fees would be material and have been estimated to be $22,391 for the six month period ended September 30, 2014 and $36,386 for the year ended March 31, 2014.

Other transaction costs are estimated to total $57,886. It has been assumed that $680 in existing deferred financing costs will be written off. As these costs are non-recurring items, they have not been reflected in the pro forma statements of income.

The adjustment to record pro forma interest expense is based on the assumption that the bridge loan was obtained on April 1, 2013 and outstanding for all of fiscal 2014 and the six months ended September 30, 2014. The average interest rates assumed for the preparation of these pro forma statements on this bridge loan facility are 2.57% and 2.20% for the six months of fiscal 2015 and fiscal 2014, respectively. The bridge loan facility interest rates are comprised of the one-month LIBOR for U.S. dollar and British pounds sterling (0.15% and 0.504% at October 10, 2014, respectively) plus margins as described in the terms of the bridge loan facility. The assumed interest rate is based on the expected term the bridge loan will be outstanding.

The interest that STERIS will ultimately pay once permanent financing is obtained may vary greatly from what is assumed in the pro forma statements and will be based on the contractual terms of the permanent financing. The bridge loan facility will mature on the 364th day after the acquisition closing date or, if not a business day, the immediately preceding business day, with all amounts outstanding under the bridge loan payable in full on such date.

Fair Value of Assumed Debt

For the purposes of these pro forma statements, it has been assumed that Synergy’s existing debt will be settled at closing. As a result, no fair value adjustment has been reflected in the estimated purchase price allocation. However, it has been assumed that settlement will result in a make whole payment to private placement note holders of approximately $9,790 which is included in the estimate of anticipated acquisition-related transaction costs of $57,886.

Interest Expense

The following adjustments have been recorded to Interest expense:

	Six months ended September 30, 2014	Year ended March 31, 2014
Estimated interest expense associated with the bridge loan facility	$14,279	$24,595
Reduction in interest expense associated with Synergy and STERIS debt obligations settled at closing	(7,661)	(13,774)
Amortization of debt issuance costs associated with the bridge loan facility	5,341	10,682

Total adjustments to Interest expense	$11,959	$21,503

From a sensitivity analysis perspective, if the one-month LIBOR rates used in determining interest expense associated with the bridge loan were to increase by 12.5%, it would result in estimated interest expense of $14,480 for the six months ended September 30, 2014 and $25,002 for the year ended March 31, 2014. If the one-month LIBOR rates used in determining interest expense were to decrease by 12.5%, it would result in estimated interest expense of $14,077 for the six months ended September 30, 2014 and $24,189 for the year ended March 31, 2014.

Bank Charges

Adjustments to selling, general and administrative expenses include reductions of $509 for the six months ended September 30, 2014 and $1,000 for the year ended March 31, 2014 related to bank charges that would be eliminated with the settlement of the existing STERIS revolving credit agreement borrowings.

(g) Other current liabilities

Adjustments to Other current liabilities of $1,959 represent the deferred tax effects of the estimated fair value adjustments to inventory.

(h) Shareholders’ equity

Total Synergy shares and share equivalents outstanding were exchanged for New STERIS shares at an exchange ratio of 0.4308, which totaled 26.0 million shares at September 30, 2014. The estimated fair value of the equity-based consideration to acquire all Synergy common shares and common share equivalents outstanding totaled $1,742,094, which is based on STERIS’s per share closing price at February 3, 2015, or $67.00 per share. The following depicts the equity value consideration of $1,742,094 offset by the elimination of Synergy equity balances as of September 30, 2014.

	Transaction adjustments	Total
Issuance of New STERIS ordinary shares based on exchange ratio of 0.4308 per share, par value of 10 pence	$4,180
Allocate paid in capital to New STERIS ordinary shares at par value of 10 pence	9,551
Eliminate Synergy’s historical common shares	(593)

Ordinary shares transaction adjustments		$13,138
Record fair value of share consideration paid (less par value)	1,737,914
Allocate paid in capital to New STERIS ordinary shares at par value of 10 pence	(9,551)
Eliminate Synergy’s historical capital in excess of par value	(316,228)
Eliminate STERIS treasury shares retired at closing	(313,465)

Capital in excess of par value transaction adjustments		1,098,670
Eliminate STERIS treasury shares retired at closing	313,465

Treasury share transaction adjustments		313,465
Record estimated non-recurring transaction related costs	(57,886)
Eliminate Synergy’s historical retained earnings	(216,138)
Write off deferred costs associated with STERIS debt obligations settled	(680)

Retained earnings transaction adjustments		(274,704)
Eliminate Synergy’s historical accumulated other comprehensive loss	(22,266)

Accumulated other comprehensive loss transaction adjustment		(22,266)

Shareholders’ equity transaction adjustments		$1,128,303

(i) Income tax expense

A pro forma blended statutory income tax rate of 32.5% was used in determining the tax impact of certain pro forma adjustments. This rate was estimated using the adjusted statutory income tax rate for STERIS and Synergy, weighted based on respective income from continuing operations before income taxes. The adjusted statutory income tax rate for STERIS and Synergy is based on the U.S. and UK statutory income tax rate, respectively, and the tax rate impact of state and local income taxes and income taxes of non-U.S. operations. The U.S. statutory tax rate is 35% and the UK statutory tax rate is 21%. The blended statutory rate is as follows:

	Year ended March 31, 2014 (as reported)
	STERIS	Synergy
Adjusted statutory income tax rate	35.6%	23.8%
Income from continuing operations before income taxes	$188,376	$67,659
Pro forma blended statutory income tax rate	32.5%

Although not reflected in the pro forma statements, the effective tax rate of the combined company could be significantly different depending on post-acquisition activities, such as potential repatriation of earnings from subsidiaries outside the U.S. to the U.S. and the geographical mix of taxable income affecting state and foreign taxes, among other factors.

Estimated income tax adjustments included in the pro forma statements of income are as follows:

	Six months ended September 30, 2014	Year ended March 31, 2014
Amortization of intangibles, net and depreciation of step up on property, plant and equipment	$(8,673)	$(17,399)
Interest expense and amortization of fees related to bridge loan	(6,984)	(12,557)
Interest expense and fees on settled Synergy debt obligations	1,394	2,912
Interest expense and fees on settled STERIS debt obligations	823	904

Total adjustments to Income tax expense	$(13,440)	$(26,140)

Refer to Note 3(a) for additional information on the step up in fair value of inventory, Note 3(b) for additional information on depreciation expense and Note 3(d) for additional information on amortization expense. A tax rate of 35.6% was used in relation to interest expense and bridge financing fees associated with the bridge loan facility as this debt will reside in the U.S. A tax rate of 23.8% was used in relation to the reduction in Synergy intangible amortization and financing costs associated with Synergy’s existing debt obligations.

(j) Net income from continuing operations per common share

Pro forma net income from continuing operations per common share for the year ended March 31, 2014 and the six months ended September 30, 2014, has been calculated based on the estimated weighted-average number of common shares outstanding on a pro forma basis, as described below. The pro forma weighted-average shares outstanding have been calculated as if the acquisition-related shares had been issued and outstanding as of April 1, 2013. For additional information on calculation of acquisition-related shares, see Note 2.

	Six months ended September 30, 2014		Year ended March 31, 2014
	STERIS (as reported)	Pro forma combined	STERIS (as reported)	Pro forma combined
Net income from continuing operations attributable to common shareholders	$55,541	$66,867	$129,442	$141,842
Weighted-average number of common shares outstanding – basic	59,272	85,273	58,966	84,967
Plus dilutive effect of stock options and restricted awards	645	645	779	779

Weighted-average number of common shares outstanding – diluted	59,917	85,918	59,745	85,746

Net income from continuing operations per common share
Basic	$0.94	$0.78	$2.20	$1.67
Diluted	0.93	0.78	2.17	1.65

Note 4. Pro Forma U.S. GAAP Adjustments

Certain adjustments have been recorded to convert Synergy’s historical financial statements from IFRS to U.S. GAAP, as follows:

(a)	Hedge documentation prepared in accordance with IFRS assumed to be out of compliance with U.S. GAAP requirements. Amounts deferred in other comprehensive income under IFRS have been recognized in the statement of income in the pro forma statements for U.S. GAAP. Deferred taxes associated with the hedge have also been adjusted appropriately.

(b)	Eliminated recognition of enacted but not yet effective reduction in the U.K. corporate income tax rate when determining income tax provision.

(c)	Income tax treatment of depreciable assets acquired in a business combination revised in accordance with U.S. GAAP requirements.

(d)	The interest expense and return on assets components of defined benefit pension costs are included in cost of revenues along with other compensation related costs under U.S. GAAP rather than financing costs under IFRS.

Note 5. Pro Forma Reclassification Adjustments

Certain reclassifications have been recorded to STERIS’s and Synergy’s historical financial statements to conform to pro forma presentation, as follows:

(a)	Restructuring expenses included within administrative expenses have been reclassified to Restructuring expenses.

(b)	Other non-trade payables included within Accounts Payable have been reclassified to Other current liabilities.

Note 6. Unadjusted Pro Forma Balances

Retirement Benefits Plans

At this time, STERIS does not have sufficient information as to the nature of the populations in the plans, specific investment strategies, and other such data necessary to make a reasonable preliminary estimate of fair value. Therefore, no adjustment has been recorded to Synergy’s pension and post-retirement benefits plans to reflect the impact of updating the funded status for current discount rates and plan asset values or removing Synergy’s historical prior service cost and actuarial loss amortization.

Legal and Environmental Contingencies

At this time, STERIS does not have sufficient information as to details of Synergy’s legal proceedings, product liability claims, environmental matters and other such information to make a reasonable preliminary estimate of fair value. The valuation effort could require intimate knowledge of complex legal matters and associated defense strategies. Therefore, no adjustment has been recorded to modify the current book value.

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA

STERIS Historical Data per Common Share	As of and for the six months ended September 30, 2014	As of and for the year ended March 31, 2014
Net income per common share:
Basic	$0.94	$2.20
Diluted	$0.93	$2.17
Cash dividends declared per common share	$0.44	$0.82
Book value per common share	$17.94	$17.61

Synergy Historical Data per Common Share	As of and for the six months ended September 28, 2014	As of and for the year ended March 30, 2014
Net income per common share:
Basic	£0.31	£0.58
Diluted	£0.31	£0.57
Cash dividends declared per common share	£0.14	£0.21
Book value per common share	£5.86	£5.84

New STERIS Combined Unaudited Pro Forma Data per Common Share	As of and for the six months ended September 30, 2014	As of and for the year ended March 31, 2014
Net income per common share:
Basic	$0.78	$1.67
Diluted	$0.78	$1.65
Cash dividends declared per common share (1)	$0.44	$0.82
Book value per common share (2)	$32.19	N/A

Synergy Unaudited Pro Forma Equivalent Data per Common Share	As of and for the six months ended September 30, 2014	As of and for the year ended March 31, 2014
Net income per common share:
Basic	$0.34	$0.72
Diluted	$0.34	$0.71
Cash dividends declared per common share (1)	$0.19	$0.35
Book value per common share (2)	$13.87	N/A

(1)	Same as STERIS historical as there has been no change in dividend policy.
(2)	Pro forma book value per share is not meaningful as of March 31, 2014, as purchase accounting adjustments were calculated as of September 30, 2014.

Synergy reports the fiscal year on a 52/53-week period that ends on the Sunday nearest to March 31. For simplicity, the Comparative Historical and Unaudited Pro Forma Per Share Data present all fiscal years using the calendar month end. Therefore, all year ended information is referred to as March 31 and the interim period end information is referred to as September 30, as appropriate, whereas for Synergy, the actual period end for the periods presented were March 30 and September 28.

COMPARATIVE PER SHARE MARKET PRICE DATA AND DIVIDEND INFORMATION

	STERIS Corporation			Synergy Health plc
For the quarterly period ended:	High	Low	Dividends Declared	High	Low	Dividends Declared
Fiscal 2012
June 30, 2011	$36.57	$33.14	$0.15	£9.25	£8.23	£—
September 30, 2011	$36.76	$27.66	$0.17	£9.81	£8.58	£0.0984
December 31, 2011	$32.68	$27.08	$0.17	£9.07	£7.75	£—
March 31, 2012	$32.38	$27.70	$0.17	£8.88	£8.22	£0.0682

Fiscal 2013
June 30, 2012	$31.83	$28.77	$0.17	£9.18	£7.63	£—
September 30, 2012	$36.33	$29.91	$0.19	£9.51	£8.81	£0.1118
December 31, 2012	$37.18	$32.23	$0.19	£10.91	£8.87	£—
March 31, 2013	$41.76	$34.80	$0.19	£11.18	£10.00	£0.0790

Fiscal 2014
June 30, 2013	$46.59	$38.85	$0.19	£11.65	£10.09	£—
September 30, 2013	$46.10	$40.46	$0.21	£11.61	£11.02	£0.1280
December 31, 2013	$48.50	$42.74	$0.21	£12.03	£9.97	£—
March 31, 2014	$49.92	$39.90	$0.21	£13.77	£12.12	£0.0857

Fiscal 2015
June 30, 2014	$55.36	$47.24	$0.21	£14.30	£12.18	£—
September 30, 2014	$57.72	$49.78	$0.23	£15.19	£13.52	£0.1420
December 31, 2014	$68.04	$52.29	$0.23	£21.17	£13.72	£—
January 1, 2015 – February 3, 2015	$67.29	$62.99	—	£22.14	£20.04	£—

DESCRIPTION OF NEW STERIS SHARES

Description of New STERIS ordinary shares

The following description of New STERIS ordinary shares is a summary. This summary does not purport to be complete and, along with the other statements in this section, is qualified in its entirety by reference to, and is subject to, the complete text of the New STERIS articles of association that will be in effect immediately following the completion of the Combination, which will be substantially in the form attached in Annex C to this proxy statement/prospectus and with such amendments as the Court may require, such amendments as may be required to cater for the implementation of the New STERIS Depository Interest Programme proposed to be implemented by New STERIS to enable UK shareholders to hold uncertificated shares and such amendments as may be required to ensure that the New STERIS articles of association apply appropriately to the New STERIS Depository Interests and their holders. You are urged to read the New STERIS articles of association and relevant provisions of the Companies Act for a more complete understanding of the rights conferred by New STERIS ordinary shares. The following summary is not a description of New STERIS’s articles of association currently in effect.

There are differences between STERIS’s amended articles of incorporation and amended regulations and New STERIS’s articles of association as they will be in effect after the effective time of the Merger. Certain provisions of STERIS’s amended articles of incorporation and amended regulations will not be replicated in New STERIS’s articles of association, and certain provisions that will be included in New STERIS’s articles of association are not in STERIS’s amended articles of incorporation and amended regulations. See the section captioned “Comparison of the Rights of STERIS Shareholders and New STERIS Shareholders” beginning on page 132.

Except where otherwise indicated, the description below reflects the New STERIS articles of association as those documents will be in effect as of the effective time of the Merger.

Capital Structure

The rights of and restrictions applicable to the New STERIS ordinary shares are prescribed in the New STERIS articles of association, subject to the Companies Act.

Issued Share Capital

Based on the number of Synergy shares outstanding as of February 4, 2015, New STERIS is expected to issue approximately 25,455,630 New STERIS ordinary shares to the Synergy shareholders upon completion of the Scheme. Additionally, in connection with the consummation of the Merger, a number of New STERIS ordinary shares will be issued to the STERIS shareholders that are equal to the number of STERIS shares (other than treasury shares) outstanding as of the closing date of the Merger.

Under the New STERIS articles of association, subject to the Companies Act, the New STERIS Board (or an authorized committee of the New STERIS Board) is authorized to approve the allotment, issue, grant and disposal of, or otherwise deal with, shares, options, equity awards, rights over shares, warrants, other securities and derivatives (including unissued shares) or fractions thereof in or of New STERIS to such persons, at such times and on such terms as it thinks fit (including specifying the conditions of allotment of shares for the purposes of the Companies Act).

Preemptive Rights

The Companies Act grants preemptive rights on the issue of shares of New STERIS. The New STERIS articles of association disapply the statutory preemption rights for issues up to the number of shares authorized for allotment in the New STERIS articles of association. Such disapplication needs to be renewed or extended by a special resolution of the New STERIS shareholders every five years and/or for issues of shares in excess of the number authorized in the New STERIS articles of association.

Dividends

Under the Companies Act, New STERIS may pay a dividend out of its distributable profits.

Under the New STERIS articles of association, the New STERIS Board may from time to time declare, and New STERIS may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by the Companies Act and the New STERIS articles of association. Except as otherwise provided by the rights attached to the shares, all shares will carry a pro rata entitlement to the receipt of dividends. At the New STERIS Board’s option, a dividend may be paid in part or in full in cash or by the distribution of assets or by the issuance of New STERIS shares. Unless provided for by the rights attached to a New STERIS ordinary share, no dividend or other monies payable by New STERIS in respect of a New STERIS ordinary share shall bear interest.

If a dividend cannot be paid to a New STERIS shareholder or otherwise remains unclaimed, the New STERIS Board may pay it into a separate New STERIS account and New STERIS will not be a trustee in respect thereof. A dividend that remains unclaimed for a period of twelve years after the payment date will be forfeited and will revert to New STERIS.

Share Repurchases, Redemptions and Conversions

Repurchase and Redemption

Under the Companies Act, New STERIS may purchase its own fully paid shares, including any redeemable shares, from any source. However, the repurchase of shares cannot result in only redeemable or treasury shares being in issue. A purchase of such shares must be financed out of New STERIS’s distributable profits or the proceeds of a fresh issue of shares.

Under the New STERIS articles of association and subject to the Companies Act, New STERIS may issue shares which will or can be redeemed by New STERIS or by the holder of such redeemable shares (“Redeemable Shares”), on such terms and in such manner as the New STERIS Board may decide. In addition, New STERIS may convert existing non-redeemable shares (whether issued or not) into Redeemable Shares on such terms and in such manner as may be determined by a resolution of New STERIS shareholders passed by a simple majority of the votes cast.

Treasury Shares

Under the Companies Act, following the redemption or repurchase of shares, New STERIS may hold the shares in treasury (and subsequently cancel them, sell them, or transfer them for the purpose of or under an employees’ share scheme) to the extent it is authorized to do so by an ordinary resolution (passed by a simple majority of those voting in person or by proxy) of the New STERIS shareholders. There must at all times be sufficient shares in New STERIS outstanding that are not held in treasury to satisfy the minimum share capital requirements under the Companies Act.

Purchases by Subsidiaries of New STERIS

Under the Companies Act, generally a subsidiary of New STERIS cannot hold shares in New STERIS. However, this does not prevent a subsidiary which, at the time it becomes a subsidiary, is a New STERIS shareholder from continuing to hold New STERIS ordinary shares, provided that it has no right to vote on any matter presented to New STERIS shareholders and provided it does not acquire additional shares in New STERIS except by way of the allotment to it of fully paid shares via a capitalization of reserves.

Consolidation and Division; Subdivision

Under the Companies Act, New STERIS ordinary shares may be consolidated or divided into shares of a larger or smaller amount by a special resolution passed by a simple majority of the voting rights represented in person or by proxy at a meeting of New STERIS shareholders at which the resolution is proposed.

Reduction of Share Capital

Under the Companies Act, New STERIS may reduce its capital only by way of a court approved procedure, preceded by the approval of a majority of three-quarters of its shareholders.

Annual General Meetings of Shareholders

New STERIS must hold its annual general meeting within the six month period beginning with the day following its accounting reference date (which is its accounting year end of March 31).

The notice of the general meeting must state the time, date and place of the meeting and the general nature of the business to be dealt with.

Under English law, an annual general meeting must be called by at least 21 clear days’ notice. This notice period can be shortened if all shareholders who are permitted to attend and vote agree to the shorter notice. A meeting other than the annual general meeting must be called by not less than 14 clear days’ notice, but this too can be longer or shortened by agreement.

“Clear days” means calendar days and excludes (1) the date on which a notice is given or a request received; and (2) the date of the meeting itself.

The Companies Act provides that one or more shareholders holding at least 5% of the total voting rights of all shareholders who have the right to vote on the resolution, or at least 100 shareholders who have a right to vote and hold (on average) at least £100 per shareholder of paid-up share capital, can require resolutions to be put before the annual general meeting (including, for the avoidance of doubt, a resolution to appoint a director).

Under the New STERIS articles of association, shareholders have further notification requirements in addition to what is required under English law in order to bring a resolution before a meeting of shareholders. See the section captioned “Comparison of the Rights of STERIS Shareholders and New STERIS Shareholders—Shareholder Proposals” beginning on page 145.

General Meetings of Shareholders

The Companies Act requires the New STERIS Board, if it receives a written requisition from New STERIS shareholders representing at least 5% of the total voting rights of New STERIS shareholders who have the right to vote at the meeting requisitioned (the “Requisitioners”), within 21 days of receipt of the requisition to proceed to call a general meeting of New STERIS shareholders or a meeting of the holders of that class of shares, as applicable, to be held as soon as practicable and in any event not later than 28 days after the date of the notice convening the meeting. (Upon consummation of the Combination and completion of the Merger, there will be only one class of shares issued by New STERIS.) The requisition must state the business to be considered at the meeting, must be signed by or on behalf of the Requisitioners, and must be submitted to New STERIS’s registered office.

Under the Companies Act, if the New STERIS Board does not, within 21 days of the date of the deposit of a valid requisition from Requisitioners, call a meeting of New STERIS shareholders to be held within 28 days of a valid notice convening the meeting, the Requisitioners (or those representing more than a majority of the total voting rights of the Requisitioners) may call a meeting of New STERIS shareholders to be held within three months of the date of deposit of the requisition. A meeting called by the Requisitioners in this manner must be called in the same manner, as nearly as possible, as meetings are called by the New STERIS Board. New STERIS must pay the Requisitioners their reasonable expenses incurred in calling the meeting if the New STERIS Board has failed to properly call a requisitioned meeting.

Under the New STERIS articles of association, shareholders have further notification requirements in addition to what is required under English law in order to bring a resolution before a meeting of shareholders. See the section captioned “Comparison of the Rights of STERIS Shareholders and New STERIS Shareholders—Shareholder Proposals” beginning on page 145.

Under the New STERIS articles of association, a general meeting of New STERIS shareholders may also be called pursuant to a resolution by the New STERIS Board.

Quorum for Meetings of Shareholders

Under the New STERIS articles of association, except as otherwise provided by law or the New STERIS articles of association, the holders of a majority of the issued and outstanding New STERIS shares entitled to vote at the relevant meeting, represented in person or by proxy, shall constitute a quorum at a meeting of New STERIS shareholders. Where business is to be voted on by a class or series of shares voting as a class the holders of a majority of the shares of such class or series shall constitute a quorum of such class or series for the transaction of such business.

Voting

Under the New STERIS articles of association, all resolutions put to the vote at an annual general meeting or other general meeting of New STERIS shareholders shall be decided on a poll.

On a poll, each New STERIS shareholder present in person or by proxy shall be entitled to one vote for each New STERIS share in the name of the shareholder at the relevant record date.

In the case of an equality of votes the chairman of the meeting shall be entitled to a further or casting vote in addition to any other vote he may have or be entitled to exercise.

Under the Companies Act, an ordinary resolution approved by a simple majority of the voting rights represented in person or by proxy at a meeting of the shareholders at which the resolution is proposed is required for the following matters:

•	approval of directors’ long-term service contracts, substantial property transactions with or loans to directors;

•	ratification of acts by directors;

•	the approval of the directors’ remuneration report and remuneration policy;

•	a sub-division or consolidation of share capital; and

•	authorisation of off-market share purchases.

Under the Companies Act, a special resolution proposed at an annual general meeting or other general meeting of the shareholders requires approval by not less than 75% of the voting rights represented in person or by proxy at the meeting. Matters requiring a special resolution under the Companies Act include the following:

•	altering a company’s articles of association;

•	changing the status of a company from public to private or from private to public;

•	changing the name of a company (unless otherwise provided for in the company’s articles of association)—the New STERIS articles of association permit the company’s name to be changed by a majority decision of the New STERIS Board;

•	varying the class rights of shares, unless otherwise provided for in the articles of association;

•	reducing share capital;

•	a scheme of arrangement; and

•	commencing or terminating a member’s voluntary winding up under the Companies Act.

To shorten the notice requirements for a meeting (other than an annual general meeting) of the shareholders or a class of shareholders of the company, a resolution of shareholders entitled to attend and vote at the meeting and holding not less than 95% of the total voting rights of shareholders who have that right is required.

Variation of Rights Attaching to a Class of Shares

Under the Companies Act, any variation of class rights attaching to the issued shares of New STERIS requires the approval of a special resolution passed by a majority of not less than 75% of the voting rights of that class represented in person or by proxy at a separate meeting of the shareholders of the relevant class.

A variation of the rights of New STERIS shareholders could also be effected by an amendment to the New STERIS articles of association. See the section captioned “Comparison of the Rights of STERIS Shareholders and New STERIS Shareholders—Amendments of Governing Documents” beginning on page 159. Any such amendment to the New STERIS articles of association varying the rights of New STERIS shareholders would require the approval of a special resolution passed by a majority of not less than 75% of the voting rights of that class represented in person or by proxy at a separate meeting of the shareholders of the relevant class, in addition to the approval usually required for an amendment to the New STERIS articles of association.

Inspection of Books and Records

Under the Companies Act, a company’s register of shareholders is open to inspection during business hours. Inspection is free for shareholders of the company but the company may charge a nominal fee to any other person who intends to inspect the register. In addition, anyone may request a copy of an English company’s register of shareholders on payment of a fee and (in the case of a public company) on delivery to the company of a declaration under oath confirming for which of the limited purposes stated in the Companies Act the copy register will be used.

The Companies Act also provides that certain corporate records of a public company, including a register of its directors, secretary, debentures and directors’ service contracts, must be open for inspection for at least two hours in each business day.

The accounting records of a public English company must be open at all times to inspection by its directors, secretary and liquidator (if any).

New STERIS’s statutory books and records shall, to the extent required by the Companies Act, be kept in England.

Acquisitions

An English public limited company may be acquired in a number of ways, including by means of a “scheme of arrangement” between the company and its shareholders or by means of a takeover offer.

Scheme of Arrangement

A “scheme of arrangement” is a statutory procedure under the Companies Act pursuant to which the English courts may approve an arrangement between an English company and some or all of its shareholders. In a “scheme of arrangement,” the company would make an initial application to the court to convene a meeting or meetings of its shareholders at which a majority in number of shareholders representing 75% of the voting rights of the shareholders present and voting either in person or by proxy at the meeting must agree to the arrangement by which they will sell their shares in exchange for the consideration being offered by the bidder. If the shareholders so agree, the company will return to court to request the court to sanction the arrangement. Upon such a scheme of arrangement becoming effective in accordance with its terms and the Companies Act, it will bind the company and such shareholders.

Takeover offer

A takeover offer is an offer to acquire all of the outstanding shares of a company (other than shares which at the date of the offer are already held by the offeror). Under the Takeover Code and in order to squeeze out dissenting shareholders, the offer must be made on identical terms to all holders of shares to which the offer relates. If the offeror, by virtue of acceptances of the offer, acquires or contracts to acquire not less than 90% in par value of the shares to which the offer relates, the Companies Act allows the offeror to give notice to any non-accepting shareholder that the offeror intends to acquire his or her shares through a compulsory acquisition (also referred to as a “squeeze out”), and the shares of such non-accepting shareholders will be acquired by the offeror six weeks later on the same terms as the offer, unless the shareholder objects to the English court and the court enters an order that the offeror is not entitled to acquire the shares or specifying terms of the acquisition different from those of the offer.

The Companies Act permits a scheme of arrangement or takeover offer to be made relating only to a particular class or classes of a company’s shares.

Disclosure of Interests in Shares

New STERIS shareholders will be subject to section 793 of the Companies Act, which is also incorporated in the New STERIS articles of association. Section 793 provides that a company may give notice to any person who it knows, or has reasonable cause to believe, to be interested in the company’s shares (or to have been interested in the previous three years) requiring that person to provide to the company details of the person’s interest.

If a New STERIS shareholder fails to respond to such a request within 14 calendar days, New STERIS can impose sanctions on that holder which include the suspension of voting rights in the relevant shares and, where the relevant shares represent at least 0.25% of the class (excluding treasury shares), the suspension of dividend and share transfer rights. The New STERIS board may suspend or terminate any and all of the sanctions at its discretion at any time. These sanctions automatically cease when the New STERIS shareholder complies with the request.

Anti-Takeover Provisions

Applicability of the U.K. Takeover Code

Takeover offers and certain other transactions in respect of certain public companies are regulated by the Takeover Code, which is administered by the Takeover Panel, a body consisting of representatives of the City of London financial and professional institutions which oversees the conduct of takeovers.

An English public limited company is potentially subject to the Takeover Code if, among other factors, its place of central management and control is within the U.K., the Channel Islands or the Isle of Man. The Takeover Panel will generally look to the residency of a company’s directors to determine where it is centrally managed and controlled. Based upon New STERIS’s current and intended plans for its directors and management, for the purposes of the Takeover Code, New STERIS will be considered to have its place of central management and control outside the U.K., the Channel Islands or the Isle of Man. Therefore, the Takeover Code would not apply to New STERIS. It is possible that in the future circumstances could change that may cause the Takeover Code to apply to New STERIS.

Share issues in the context of an acquisition

The New STERIS articles of association provide the New STERIS Board with the power to establish a rights plan and to grant rights to subscribe for shares in New STERIS pursuant to a rights plan where, in the opinion of the New STERIS Board, acting in good faith, in the context of an acquisition or potential acquisition of 20% or more of the issued voting shares of New STERIS, to do so would improve the likelihood that:

•	an acquisition process is conducted in an orderly manner;

•	all members of New STERIS are treated equally and fairly and in a similar manner;

•	an optimum price is achieved for the New STERIS ordinary shares;

•	the New STERIS Board would have time to gather relevant information and pursue appropriate strategies;

•	the success of New STERIS would be promoted for the benefit of its members as a whole;

•	the long term interests of New STERIS, its members and business would be safeguarded; and/or

•	New STERIS would not suffer serious economic harm.

The New STERIS articles of association further provide that the New STERIS Board may, in accordance with the terms of a rights plan, determine to (i) allot shares pursuant to the exercise of rights or (ii) exchange rights for shares in New STERIS, where in the opinion of the New STERIS Board acting in good faith, in the context of an acquisition or potential acquisition of 20% or more of the issued voting shares of New STERIS, to do so is necessary in order to prevent:

•	the use of abusive tactics by any person in connection with such acquisition;

•	unequal treatment of shareholders;

•	an acquisition which would undervalue New STERIS;

•	harm to the prospects of the success of New STERIS for the benefit of its members as a whole; and/or

•	serious economic harm to the prospects of New STERIS,

or where to do so is otherwise necessary to safeguard the long term interests of New STERIS, its members and business.

Under the Takeover Code, the board of a public U.K. company is constrained from implementing such defensive measures. However, as discussed above, these measures are included in the New STERIS articles of association as the Takeover Code is not expected to apply to New STERIS and these measures are included commonly in the constitution of U.S. companies.

These provisions will apply for so long as New STERIS is not subject to the Takeover Code.

Mandatory Offer Provisions

Although not intended to be an anti-takeover provision, the mandatory offer provisions could have the effect of discouraging, delaying or preventing tender offers that are not all-cash or are for less than all of the issued and outstanding shares unless they have the consent of the New STERIS Board or the prior approval of the shareholders of New STERIS, including tender offers that might result in a premium being paid over the market price of the Ordinary Shares, and discouraging, delaying or preventing changes in control or management of New STERIS.

The New STERIS articles of association include provisions based on those contained in Rule 9 of the Takeover Code such that any person acquiring interests in shares which would breach any of the limits contained in Rule 9 (if it were to apply to New STERIS) would contravene the New STERIS articles of association unless the New STERIS Board determines otherwise.

Unless the New STERIS Board determines otherwise, an acquisition would also be a contravention where it was not made in accordance with any of Rules 4, 5, 6, 8, 9 or 11 of the Takeover Code if the Takeover Code had applied to New STERIS.

A contravention would, if the New STERIS Board so determines, result in any shares held by the relevant person(s) being disenfranchised, dividend rights in respect of such shares being suspended, and/or transfers of such shares not being registered.

Exceptions will apply to, without limitation:

•	an acquisition permitted by the New STERIS Board or an offer recommended by the New STERIS Board;

•	a voluntary cash offer for the entire share capital of New STERIS made in accordance with the Takeover Code (if it had applied to New STERIS); and

•	an acquisition previously approved in general meeting by the New STERIS shareholders who are independent of the acquirer and its concert parties.

The New STERIS Board has the full authority to determine the application of these provisions, including as to the application of the Takeover Code.

These provisions will apply for so long as New STERIS is not subject to the Takeover Code.

Corporate Governance

Under English law and the New STERIS articles of association, the authority for the overall management of New STERIS is vested in the New STERIS Board. The New STERIS Board may delegate any of its powers on such terms as it thinks fit in accordance with the New STERIS articles of association and English law. Despite this delegation, the New STERIS Board remains responsible, as a matter of English law, for the proper management of the affairs of New STERIS and the directors are not allowed to leave the performance of their duties to others. The directors must ensure that any delegation is and remains appropriate and that an adequate system of control and supervision is in place.

Committees may be established by the New STERIS Board which may meet as they see fit, subject to the requirements of the New STERIS articles of association and such committee’s charter document adopted by the New STERIS Board from time to time. Under the New STERIS articles of association, the quorum necessary for the transaction of business at any committee meeting is a majority of the members of that committee then in office.

Legal Name; Formation; Fiscal Year; Registered Office

The current legal and commercial name of New STERIS is New STERIS Limited. New STERIS was incorporated in England on October 9, 2014 as a private limited company with company number 09257343. Before or at the closing of the Combination, New STERIS will convert to become a public company and will be renamed. New STERIS’s fiscal year ends on March 31 each year. New STERIS’s registered office address is Chancery House, 190 Waterside Road, Hamilton Industrial Park, Leicester LE5 1QZ, United Kingdom. For more information regarding New STERIS, see the section captioned “Companies Involved in the Combination” beginning on page 45.

Upon re-registration as a public company, New STERIS will adopt new articles of association. The new articles of association will be substantially in the form attached in Annex C to this proxy statement/prospectus and with such amendments as the Court may require. To satisfy the minimum share capital requirements for English public companies, STERIS will subscribe for additional New STERIS Shares and will give an undertaking to pay New STERIS the consideration for those additional shares. On completion of the capital reduction described below, New STERIS will repurchase all 500,000 New STERIS shares held by STERIS, the consideration for which will be offset against the consideration due from STERIS to New STERIS. STERIS’s undertaking will then be discharged.

Under English law, dividends and distributions and, generally, share repurchases and redemptions may only be made from distributable reserves of New STERIS, which New STERIS will not have immediately following the closing. Distributable reserves are the accumulated realized profits of New STERIS less accumulated realized losses of a company and include reserves created by way of a reduction of capital, including the share premium account. In addition, no distribution or dividend may be paid or made by New STERIS unless the net assets of New STERIS are equal to, or exceed, the aggregate of New STERIS’s called up share capital plus undistributable reserves and the distribution does not reduce New STERIS’s net assets below such aggregate. Undistributable reserves include the share premium account, the capital redemption reserve fund and the amount by which New STERIS’s accumulated unrealized profits, so far as not previously utilized by any capitalization, exceed New STERIS’s accumulated unrealized losses, so far as not previously written off in a reduction or reorganization of capital.

To create distributable reserves, the current shareholder of New STERIS will, before the closing of the Combination, pass a resolution to reduce the amount standing to the credit of the share premium account of New STERIS that is attributable to the STERIS Merger. This share capital reduction will take effect conditional on closing of the Combination.

Appointment of Directors

The New STERIS articles of association provide that the number of directors shall be as the New STERIS board may determine from time to time and at the date of adoption of the New STERIS articles of association shall be not more than 15 and not less than seven. Immediately following the completion of the Combination, there will be 13 directors on the New STERIS Board.

Both New STERIS shareholders and the New STERIS Board have the power to appoint a person as a director by simple majority resolution, either to fill a vacancy or as an additional position.

Under the New STERIS articles of association, shareholders have further notification requirements in addition to what is required under English law in order to bring a resolution before a meeting of shareholders. See the section captioned “Comparison of the Rights of STERIS Shareholders and New STERIS Shareholders—Shareholder Proposals” beginning on page 145.

Removal of Directors and Vacancies

Under English law and subject to the procedural requirements of the New STERIS articles of association, the New STERIS shareholders may remove a director without cause by ordinary resolution, provided that at least 28 “clear days’” notice of the resolution is given to the company.

Under the New STERIS articles of association, a director’s office is vacated if that director:

•	resigns;

•	held office as a director for a fixed term and such term expires;

•	ceases to be a director by virtue of any provision of the Companies Act or becomes prohibited by law from being a director;

•	becomes bankrupt, has an interim receiving order made against him, makes any arrangement or compounds with his creditors generally or applies to the court for an interim order in connection with a voluntary arrangement under any legislation relating to insolvency;

•	becomes subject to an order by any court of competent jurisdiction on the ground (however formulated) of mental disorder for his detention or for the appointment of a guardian or receiver or other person to exercise powers with respect to his property or affairs or he is admitted to hospital in pursuance of an application for admission for treatment under any legislation relating to mental health and the Board resolves that his office be vacated;

•	is absent, without permission of the Board, from Board meetings for six consecutive months and the Board resolves that his office be vacated;

•	he is removed from office by notice in writing addressed to him at his address as shown in the company’s register of directors and signed by three-quarters or more of all the directors; or

•	holds an executive office and his appointment to such office is terminated or expires and the Board resolves that his office be vacated.

Duration; Dissolution; Rights upon Liquidation

New STERIS’s duration will be unlimited but New STERIS may be dissolved and wound up at any time. There are three types of winding up procedure under the Companies Act:

•	a member’s voluntary winding up;

•	a creditors’ voluntary winding up; and

•	a compulsory winding-up.

Generally, a member’s voluntary winding up occurs when the company is solvent and a creditors’ voluntary winding up occurs when it is insolvent. Both processes are initiated by the company passing a special resolution. A liquidator (a qualified insolvency practitioner) needs to be appointed for a creditors’ voluntary winding up.

Upon dissolution, after satisfaction of the claims of creditors, the assets of the company would be distributed to shareholders in accordance with their respective interests.

Uncertificated Shares

Shares of New STERIS may be held in either certificated or uncertificated form.

No Liability for Further Calls or Assessments

The shares to be issued in the Combination and Merger will be duly and validly issued and fully paid and non-assessable.

Transfer and Registration of Shares

New STERIS will maintain a share register or otherwise cause a share register to be maintained. The registration in that register will be used to determine which New STERIS shareholders are entitled to vote at meetings of New STERIS shareholders. A New STERIS shareholder who holds shares beneficially will not be the holder of record of such shares. Instead, the depository or other nominee will be the holder of record of those shares.

Accordingly, a transfer of shares from a person who holds such shares beneficially to a person who also holds such shares beneficially through a depository or other nominee will not be registered in New STERIS’s official share register, as the depository or other nominee will remain the record holder of any such shares.

Under the New STERIS articles of association, subject to the Companies Act, certificated shares may be transferred upon surrender for cancellation of the share certificate(s) for the shares in question along with an instrument of transfer, duly executed, with such proof of authenticity of the signature as New STERIS or its agents may reasonably require.

Indemnification of Directors and Officers; Insurance of Directors and Officers

Subject to exceptions, English law does not permit a company to exempt a director or certain officers from, or indemnify a director against, liability in connection with any negligence, default, breach of duty or breach of trust by a director in relation to the company.

The exceptions allow a company to:

•	purchase and maintain director and officer liability insurance (“D&O Insurance”) against any liability attaching in connection with any negligence, default, breach of duty or breach of trust owed to the company. D&O Insurance generally covers costs incurred in defending allegations and compensatory damages that are awarded. However, D&O Insurance will not cover losses incurred in relation to criminal acts, intentional malfeasance or other forms of dishonesty, certain regulatory offences or excluded matters such as environmental fines and clean-up costs. In relation to these matters, D&O Insurance generally only covers defense costs, subject to the obligation of the director or officer to repay the costs if an allegation of criminality, dishonesty or intentional malfeasance is subsequently admitted or found to be true;

•	provide a qualifying third party indemnity provision (a “QTPIP”). This permits a company to indemnify its directors and certain officers (and directors and certain officers of an associated company) in respect of proceedings brought by third parties (covering both legal costs and the amount of any adverse judgment, except for: the legal costs of an unsuccessful defense of criminal proceedings or civil proceedings brought by the company itself; fines imposed in criminal proceedings; and penalties imposed by regulatory bodies). New STERIS may therefore be able to indemnify directors and certain officers against third party actions such as class actions or certain actions following mergers and acquisitions or share issuances; and

•	indemnify a director or certain officers in respect of defense costs in relation to civil and criminal proceedings against him or her. This is subject to the requirement for the director or officer to reimburse the company if the defense is unsuccessful. However, if the company has a QTPIP in place whereby the director or officer is indemnified in respect of legal costs in civil proceedings brought by third parties, then the director or officer will not be required to reimburse the company.

The New STERIS articles of association include a provision which entitles every director to be indemnified by New STERIS to the fullest extent permitted by law (including by funding any expenditure incurred or to be incurred by him or her) against any loss or liability incurred in his or her capacity as a director. The New STERIS articles of association go on to state that where a person is so indemnified, such indemnity may extend to all costs, losses, expenses and liabilities incurred by him or her. Any funds provided to a director to meet any expenditure incurred by him in connection with defending himself or in an investigation of any negligence, default, breach of duty or breach of trust by him or otherwise, must be repaid if he is convicted or judgment is given against him.

The New STERIS articles of association also provide the Board with authority to purchase and maintain insurance at the expense of New STERIS for the benefit of any person who is or was at any time a director or other officer or employee of the company or any associated company.

In addition to the provisions of the New STERIS articles of association, it is common to set out the terms of the QTPIP in the form of a deed of indemnity between the company and the relevant director or officer which essentially indemnifies the director or officer against claims brought by third parties to the fullest extent permitted under English law.

New STERIS will be required to disclose in its annual directors’ report any QTPIP in force at any point during the relevant financial year or in force when the directors’ report is approved. A copy of the indemnity or, if it is not in writing, a memorandum setting out its terms must be open to inspection during the life of the indemnity and for a period of one year from the date of its termination or expiration. Any shareholder may inspect the indemnity, or memorandum, without charge or may request a copy on payment of a fee.

132

COMPARISON OF THE RIGHTS OF STERIS SHAREHOLDERS AND NEW STERIS SHAREHOLDERS

The rights of the STERIS shareholders and the relative powers of the STERIS Board are governed by the laws of the State of Ohio, including the OGCL, and STERIS’s amended articles of incorporation and amended regulations. Each New STERIS ordinary share will be issued in accordance with, and will carry with it the rights and obligations set forth in, the New STERIS articles of association, substantially in the form attached hereto in Annex C and with such amendments as the Court may require, such amendments as may be required to cater for the implementation of the New STERIS Depository Interest Programme proposed to be implemented by New STERIS to enable UK shareholders to hold uncertificated shares, and such amendments as may be required to ensure that the New STERIS articles of association apply appropriately to the New STERIS Depository Interests and their holders. New STERIS is a private limited company incorporated under the laws of England and Wales but will, prior to the effective time of the Combination, re-register as a public limited company incorporated under the laws of England and Wales. The rights of the New STERIS shareholders are governed by applicable English law, including the Companies Act, and by the New STERIS articles of association.

Many of the principal attributes of STERIS shares are similar to those of New STERIS ordinary shares. However, there are differences between the rights of STERIS shareholders under the laws of the State of Ohio and the rights of New STERIS shareholders under English law. In addition, there are differences between STERIS’s amended articles of incorporation and amended regulations and the New STERIS articles of association.

The following is a summary comparison of the material differences between the rights of STERIS shareholders under the OGCL and STERIS’s amended articles of incorporation and amended regulations and the rights of New STERIS shareholders under English law and the New STERIS articles of association that will be in effect immediately following the completion of the Combination. The discussion in this section does not include a description of rights or obligations under the United States federal securities laws or NYSE listing requirements. Such rights and obligations generally apply equally to STERIS shares and the New STERIS ordinary shares.

The statements in this section are qualified in their entirety by reference to, and are subject to, the detailed provisions of STERIS’s amended articles of incorporation and amended regulations and the New STERIS articles of association, which are incorporated by reference herein. See “Where You Can Find More Information” beginning on page 170 of this proxy statement/prospectus. STERIS’s amended articles of incorporation and amended regulations have been filed by STERIS with the SEC. You are also urged to carefully read the relevant provisions of the OGCL and the Companies Act for a more complete understanding of the differences between being a STERIS shareholder and a New STERIS shareholder.

Provisions	Provisions Currently Applicable to STERIS	Provisions Currently Applicable to New STERIS
Authorized and Outstanding Capital Stock

Under the STERIS articles of incorporation the authorized number of shares of STERIS is 303 million, of which 300 million have been designated common shares, without par value and 3 million have been designated serial preferred shares, without par value.

As of February 3, 2015, STERIS had 59,574,771 common shares issued and outstanding and no serial preferred shares issued and outstanding.

The New STERIS Board has a standing authorization for five years to allot shares in New STERIS with an aggregate par amount up to £17,006,080 (subject to the limits provided for in the NYSE Listed Company Manual). The New STERIS Board may issue any unissued shares on such terms as it may decide, provided that the shares are paid up to at least one quarter of their par value. Any shares may be issued with such preferential rights and privileges as determined by the

Provisions	Provisions Currently Applicable to STERIS	Provisions Currently Applicable to New STERIS

Subject to applicable securities law, the Board may issue any shares authorized by the articles of incorporation, provided that each share of each series will be identical to all other shares of such series.

Under NYSE rules, shareholder approval is required prior to an issuance of common stock if the issuance will have voting power equal to or in excess of 20% of voting power outstanding before the issuance, or the number of shares to be issued is equal to or in excess of 20% of the total number of shares of common stock outstanding.

However, shareholder approval will not be required for any issuances involving:

•    any public offering for cash;

•    any bona fide private financing if such financing involves a sale of common stock for cash, at a price at least as great as book value.

shareholders at a general meeting or as the New STERIS Board may determine.

Under English law, the directors of a company may issue new ordinary or preferred shares without shareholder approval once authorized to do so by the articles of association or by an ordinary resolution adopted by the shareholders at a general meeting. The authorization may be granted for a maximum period of five years, at which point it must be renewed by the shareholders by an ordinary resolution. The New STERIS articles of association authorize the New STERIS Board to allot shares in New STERIS with an aggregate par amount up to £17,006,080 (subject to the limits provided for in the NYSE Listed Company Manual) without shareholder approval for a period of five years from the date of adoption of the New STERIS articles of association.

Consolidation and Division; Subdivision

Under Ohio law, a corporation’s articles of incorporation must state the authorized number and par value of shares with par value and the authorized number of shares without par value.

To alter the authorized number and par value, if any, of STERIS’s shares, the STERIS articles of incorporation must be amended.

New STERIS may, by ordinary resolution, consolidate and divide all or any of its share capital into shares of larger par value than its existing shares, or subdivide its shares into smaller amounts.

Preemption Rights, Share Warrants and Share Options	Under the STERIS articles of incorporation, shareholders do not have preemption rights.

Under English law, certain statutory preemption rights apply automatically in favor of shareholders where shares are to be issued for cash. However, New STERIS has opted to disapply these preemption rights in its articles of association in respect of shares in New STERIS with an aggregate par amount up to £17,006,080 (subject to the limits provided for in the NYSE Listed Company Manual).

English law requires this disapplication to be renewed at least every five years by special resolution, and it is the intention of New STERIS to seek such renewal at least every five years. If the disapplication is not renewed, shares issued for cash must be offered to existing shareholders of New STERIS on a pro rata basis to their existing shareholding before the shares may be issued to any new shareholders.

Provisions	Provisions Currently Applicable to STERIS	Provisions Currently Applicable to New STERIS
Statutory preemption rights do not apply (i) where shares are issued for non-cash consideration (such as in a stock-for-stock acquisition), (ii) to the issue of non-equity shares (that is, shares that have the right to participate only up to a specified amount in any income or capital distribution) or (iii) where shares are issued pursuant to an employee stock option or similar equity plan.

Reduction of Share Capital	The authorized number of shares may be reduced by amendment to the articles of incorporation by a vote of a majority of the shares outstanding.	New STERIS may, by special resolution, reduce its share capital by way of a court approved procedure that also requires approval by the holders of three quarters of New STERIS shareholders present and voting in person or by proxy at a general meeting.

Liens on Shares, Calls on Shares and Forfeiture of Shares	Not applicable.	The New STERIS articles of association provide that New STERIS will have a first and paramount lien on every share that is not a fully paid up share for an amount equal to the unpaid portion of such share. Subject to the terms of their allotment, directors may call for any unpaid amounts in respect of any shares to be paid, and if payment is not made, the shares may be forfeited. New STERIS will not have a lien on any fully paid shares.

Distributions, Dividends, Repurchases and Redemptions

Dividends

Under Ohio law, dividends shall not exceed the combination of the surplus of the corporation and the difference between (a) the reduction in surplus that results from the immediate recognition of the transaction obligation under SFAS no. 106 and (b) the aggregate amount of the transition obligation that would have been recognized as of the date of the declaration of a dividend or distribution if the corporation had elected to amortize its recognition of the transition obligation under SFAS no. 106.

Under Ohio law, dividends may be paid in cash, property or authorized but unissued shares or treasury shares. Dividends may not be paid in violation of another class of shares’ rights.

STERIS may issue dividends out of surplus at the discretion of the Board.

Source of Dividends

New STERIS may pay dividends on its ordinary shares only out of its “distributable profits”, defined as accumulated, realized profits less accumulated, realized losses, and not out of share capital, which includes share premiums (which are equal to the excess of the consideration for the issuance of shares over the aggregate par amount of such shares).

In addition, under English law, New STERIS will not be permitted to make a distribution if, at the time, the amount of its net assets is less than the aggregate of its issued and paid-up share capital and undistributable reserves or to the extent that the distribution will reduce the net assets below such amount.

Declaration of Dividends

A declaration of dividends to be paid to shareholders may be made by an ordinary resolution of the shareholders.

Provisions	Provisions Currently Applicable to STERIS	Provisions Currently Applicable to New STERIS

Repurchases/Redemptions

Under Ohio law, a corporation is prohibited from purchasing its own shares if such purchase would render the corporation insolvent.

Under the STERIS articles of incorporation the STERIS Board may authorize the purchase of its own shares, of any class, at any time in accordance with the provisions of Chapter 1701 of the Ohio Revised Code. Such purchases may be made either in the open market or at public or private sale, in such manner and amounts, from such holder or holders of outstanding shares of the corporation, of any class, and at such prices as the directors shall from time to time determine.

The New STERIS articles of association authorize the Board to declare interim dividends if it considers that the financial position of New STERIS justifies such payment.

The New STERIS articles of association provide that dividends may be paid in cash, property, or paid-up shares.

Repurchases/Redemptions

The New STERIS articles of association provide that New STERIS may purchase its own shares and redeem outstanding redeemable shares.

Uncertificated Shares	Under the STERIS regulations the STERIS Board may provide by resolution or resolutions that some or all of any or all classes and series of shares may be uncertificated, except that any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the corporation.

The New STERIS Board has the authority to resolve that a class of shares is capable of being held in uncertified form.

Uncertificated shares are capable of being transferred by means of CREST, DTC or similar systems in accordance with the Uncertificated Securities Regulations 2001.

Transfer and Registration of Shares

Under the STERIS regulations the STERIS Board shall have authority to make such rules and regulations as it deems appropriate concerning the issuance, transfer and registration of shares and may appoint or revoke the appointment of transfer agents and registrars for shares.

Furthermore, the Chairman of the board, the President, any Vice President, the Secretary, the Treasurer of the corporation, and each such officer are authorized to sign the name of the corporation and to perform all acts necessary to effect a sale, transfer, assignment, or other disposition of any shares, bonds, other evidences of indebtedness or obligations, subscription rights, warrants, or other securities of another corporation owned by the corporation and to issue the necessary powers of attorney; and each such officer is authorized, on behalf of the corporation, to vote the securities, to appoint proxies with respect thereto, to execute consents, waivers,

The New STERIS articles of association allow shareholders to transfer all or any of their certificated shares by instrument of transfer in writing in any usual form or in any other form approved by the Board. The instrument of transfer must be executed by or on behalf of the transferor and (in the case of a transfer of a share which is not fully paid) by or on behalf of the transferee.

The Board may refuse to register a transfer if the shares are:

(1) not fully paid;

(2) on which New STERIS has a lien;

(3) in respect to more than one class of shares;

(4) in favor of more than four persons jointly;

(5) not duly stamped (if required); and

(6) not delivered and accompanied by the certificate for the shares and any other evidence the Board may reasonably require.

If the New STERIS Board refuses to register a transfer of a share, it shall, within two months

Provisions	Provisions Currently Applicable to STERIS	Provisions Currently Applicable to New STERIS
	and releases with respect thereto, or to cause any such action to be taken.	after the date on which the transfer was lodged with New STERIS, send to the transferee notice of the refusal together with its reasons for refusal.

Election of Directors

Under Ohio law, the number of directors may be fixed by the articles or the regulations; the number so fixed shall not be less than one. The STERIS regulations provide that the STERIS Board will consist of at least seven and no more than 12 directors. Currently the STERIS Board has ten directors.

The shareholders may change the authorized number of members of the board of directors at a meeting of the shareholders called for the purpose of electing directors at which a quorum is present by the affirmative vote of the holders of a majority of the voting power represented at the meeting and entitled to elect the directors. The board of directors may change the authorized number of members of the Board by a vote of two-thirds of the directors then in office.

Directors are nominated for election at shareholder meetings by the Board or by any shareholder who complies with the notice requirements in the Company’s Regulations.

The directors are elected at each annual meeting of shareholders or at a special meeting called for the purpose of electing directors. Directors are elected by a plurality vote standard. Each director is elected to a one year term, to expire at the next annual meeting. Cumulative voting is permitted.

Under the New STERIS articles of association, starting with the annual general meeting to be held in 2015, directors shall stand for election or re-election at each annual general meeting. Notwithstanding that a director might not be re-elected at an annual general meeting, such director shall hold office until his successor is elected or appointed by the New STERIS Board or until he resigns or is removed.

The New STERIS articles of association provide that the number of directors shall be as the New STERIS board may determine from time to time, and at the date of adoption of the New STERIS articles of association, shall be not more than 15 and not less than seven directors. Immediately following the completion of the Combination there will be 13 directors on the New STERIS Board.

Removal of Directors; Vacancies

Removal of Directors

Under Ohio law and the STERIS regulations, directors may be removed if declared incompetent by a court order or if they do not qualify within 60 days as provided by a corporation’s regulations.

Under the STERIS regulations all the directors or any individual director may be removed from office without cause by a vote of the holders of 75% of the voting power entitling them to elect directors in place of those removed. In case of a removal, a new director may be elected at the same meeting for the unexpired term of each director removed. Failure to elect a director to fill the

Removal of Directors

Under English law and the New STERIS articles of association, shareholders may remove a director without cause by ordinary resolution, provided that at least 28 clear days’ notice of the resolution is given to the company and the shareholder(s) comply with the relevant procedural requirements. See “Comparison of the Rights of STERIS Shareholders and New STERIS Shareholders—Shareholder Proposals” beginning on page 145.

Vacancies of the Board of Directors

The New STERIS articles of association provide that vacancies in the board of directors may be filled by the New STERIS Board.

Provisions	Provisions Currently Applicable to STERIS	Provisions Currently Applicable to New STERIS

unexpired term of any director removed is deemed to create a vacancy in the Board.

Under Ohio law and the STERIS regulations in the event of a vacancy, however caused, including vacancies resulting from an increase in the number of directors, the remaining directors may, by a two-thirds vote, fill the vacancy for the unexpired term.

Vacancies of the Board of the Directors

Under the STERIS regulations the office of a director becomes vacant if the director dies or resigns. Any director may resign at any time by oral statement to that effect made at a meeting of the STERIS Board or in a writing to that effect delivered to the Secretary, which resignation shall take effect immediately or at such other time as the director may specify. The STERIS Board may remove any director and thereby create a vacancy in the Board: (a) if by order of court the director has been found to be of unsound mind or if the director is adjudicated a bankrupt; (b) if within 60 days from the date of the director’s election the director does not qualify by accepting in writing the election to such office or by acting at a meeting of directors.

Shareholders also have a right to propose directors for appointment at a general meeting convened by the New STERIS Board for such purpose or at an annual general meeting, provided the shareholder(s) comply with the relevant procedural requirements. See “Comparison of the Rights of STERIS Shareholders and New STERIS Shareholders — Shareholder Proposals.”

Duties of Directors

Under Ohio law, a corporation’s directors must perform their duties as a director, including the duties as a member of any committee of the directors upon which the director may serve in good faith, in a manner the director reasonably believes to be in or not opposed to the best interests of the corporation and with the care that an ordinarily prudent person in a like position would use under similar circumstances.

Under Ohio law, in considering the best interests of the corporation, directors must consider the interests of the corporation’s shareholders and may consider, in his or her discretion, any of the following:

(1) the interests of employees, suppliers, customers and creditors;

(2) the economy of the state and nation;

(3) community and societal considerations; and

English law imposes certain specific obligations on the directors of New STERIS. In addition to certain common law and equitable principles, there are statutory director duties, including seven codified duties as follows:

(1) to act in a way he or she considers, in good faith, would be most likely to promote the success of the company for the benefit of its shareholders as a whole;

(2) to act in accordance with the company’s constitution and exercise powers only for the purposes for which they are conferred;

(3) to exercise independent judgment;

(4) to exercise reasonable care, skill and diligence;

(5) to avoid conflicts of interest;

(6) not to accept benefits from third parties; and

Provisions	Provisions Currently Applicable to STERIS	Provisions Currently Applicable to New STERIS

(4) the short-term and long-term interests of the corporation and its shareholders, including the possibility that these interests may be best served by the continued independence of the corporation.

Under Ohio law, a director is entitled to rely on information, opinions, reports or statements, including financial statements and other financial data, prepared or presented by (i) other directors, officers or employees of the corporation whom the director reasonably believes to be reliable and competent in the matters prepared or presented, (ii) legal counsel, public accountants or other persons as to matters the director reasonably believes are within their professional or expert competence or (iii) a committee of the board of which the director does not serve as to matters within its designated authority, which committee the director reasonably believes to merit confidence.

Under Ohio law, a director will not be found to have violated his or her duties as a director, unless it is proved by clear and convincing evidence that the director acted, or failed to act, with deliberate intent or with a reckless disregard for the interests of the corporation

Other than in connection with an action or suit in which the liability of a director under Section 1701.95 of the Ohio Revised Code is the only liability asserted, a director shall not be found to have violated the director’s duties as specified in the regulations unless it is proved by clear and convincing evidence in a court of competent jurisdiction that the director has not acted in good faith, in a manner the director reasonably believes to be in or not opposed to the best interests of the corporation, or with the care that an ordinarily prudent person in a like position would use under similar circumstances, in any action brought against a director, including actions involving or effecting a change or potential change in control of the corporation, a termination or potential termination of the director’s service to the corporation, and the director’s service in any other position or relationship with the corporation.

(7) to declare an interest in a proposed transaction with the company.

Provisions	Provisions Currently Applicable to STERIS	Provisions Currently Applicable to New STERIS

Conflicts of Interest of Directors

Under Ohio law, a director’s fiduciary duties require the director to avoid conflicts of interest. Under the Ohio law and STERIS’s articles of incorporation and regulations, a transaction in which a director is interested will not be voided due to the conflict or because the interested director participates in the Board meeting or the vote authorizing the transaction if:

(1) the material facts as to the relationship or interest and as to the contract, action or transaction are disclosed or are known to the Board or committee of the Board and the Board authorizes the contract, action or transaction in good faith by the affirmative votes of a majority of the disinterested directors even though the disinterested directors are less than a quorum;

(2) the material facts as to his or her relationship or interest and as to the contract, action or transaction are disclosed or are known to the shareholders entitled to vote thereon, and the contract, action or transaction is specifically approved by an affirmative majority vote of those shareholders; or

(3) the contract, action or transaction is fair as to the corporation as of the time it is authorized, approved or ratified by the board of directors or the shareholders.

Under the New STERIS articles of association, provided that a director who is in any way (directly or indirectly) interested in an existing or proposed contract, transaction or arrangement with New STERIS or in which New STERIS is otherwise interested (including any position as a director, officer or employee of a body corporate in which New STERIS is interested) has declared the nature and extent of his interest, the director may be a party to such contract, transaction or arrangement or hold such office or employment and the director shall (i) not be accountable to New STERIS for any benefit which he derives from any such contract, transaction, arrangement, office or employment and (ii) shall not be required to disclose to New STERIS or use in his position as a director of New STERIS any confidential information relating to any such employment or office which is in breach of an existing duty of confidentiality.

The directors are generally empowered to authorize a director in relation to any matter proposed to the New STERIS Board which otherwise would infringe the director’s duty to avoid conflicts of interests.

A director cannot vote and count towards a quorum in respect of any contracts, transactions or proposals in which he has any material interest.

Indemnification of Officers and Directors

Ohio law allows corporations to indemnify a director for expenses and damages if the director acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, unless the director is negligent or engages in misconduct in the performance of his or her duty to the corporation (unless a court determines otherwise) or votes in favor of certain unlawful loans, dividends or distribution of assets under Ohio law

STERIS will indemnify directors and officers against any third party action unless it is proved by clear and convincing evidence that the person’s action or failure to act was undertaken with deliberate intent to cause injury to the corporation or undertaken with reckless disregard for the best interests of the corporation and that, with respect to any

Subject to exceptions, English law does not permit a company to exempt a director or certain officers from, or indemnify a director against, liability in connection with any negligence, default, breach of duty or breach of trust by a director in relation to the company.

The exceptions allow a company to:

(1) purchase and maintain director and officer liability insurance, or “D&O Insurance” against any liability attaching in connection with any negligence, default, breach of duty or breach of trust owed to the company. D&O Insurance generally covers costs incurred in defending allegations and compensatory damages that are awarded. However, D&O Insurance will not cover losses incurred in relation to criminal acts, intentional

Provisions	Provisions Currently Applicable to STERIS	Provisions Currently Applicable to New STERIS

criminal action or proceeding, the person had reasonable cause to believe the person’s conduct was unlawful.

STERIS will indemnify directors and officers against any derivative action unless it is proved by clear and convincing evidence that the person’s action or failure to act was undertaken with deliberate intent to cause injury to the corporation or undertaken with reckless disregard for the best interests of the corporation, except that the corporation shall indemnify the person to the extent the court in which the action or suit was brought determines upon application that, despite the proof but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.

Any indemnification decision (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification is proper in the circumstances. The determination shall be made (a) by a majority vote of those directors who, in number constitute a quorum of the directors and who also were not and are not parties to or threatened with any such action, suit, or proceeding or (b), if such a quorum is not obtainable (or even if obtainable) and a majority of disinterested directors so directs, in a written opinion by independent legal counsel (compensated by the corporation) or (c) by the affirmative vote in person or by proxy of the holders of record of a majority of the shares held by persons who were not and are not parties to or threatened with any such action, suit, or proceeding and entitled to vote in the election of directors without regard to voting power that may thereafter exist upon a default, failure, or other contingency or (d) by the court in which the action, suit, or proceeding was brought.

Unless the action or suit is one in which the liability of a director under Section 1701.95 of the Ohio Revised Code (unlawful loans, dividends or distribution of assets) is the only liability asserted, expenses (including attorney’s fees) incurred in defending any action, suit, or proceeding shall be paid by the corporation, as they are incurred, in advance of final disposition of the action, suit, or malfeasance or other forms of dishonesty, certain regulatory offences or excluded matters such as environmental fines and clean-up costs. In relation to these matters, D&O Insurance generally only covers defense costs, subject to the obligation of the director or officer to repay the costs if an allegation of criminality, dishonesty, regulatory offense or intentional malfeasance is subsequently admitted or found to be true;

(2) provide a qualifying third party indemnity provision, or “QTPIP.” This permits a company to indemnify its directors and certain officers (and directors and certain officers of an associated company) in respect of proceedings brought by third parties (covering both legal costs and the amount of any adverse judgment, except for: the legal costs of an unsuccessful defense of criminal proceedings or civil proceedings brought by the company itself; fines imposed in criminal proceedings; and penalties imposed by regulatory bodies). New STERIS may therefore be able to indemnify directors and certain officers against third party actions as class actions or actions following mergers and acquisitions or share issuances; and

(3) indemnify a director or certain officers in respect of defense costs in relation to civil and criminal proceedings against him or her. This is subject to the requirement for the director or officer to reimburse the company if the defense is unsuccessful. However, if the company has a QTPIP in place whereby the director or officer is indemnified in respect of legal costs in civil proceedings brought by third parties, then the director or officer will not be required to reimburse the company.

The New STERIS articles of association include a provision which entitles every director to be indemnified by New STERIS to the fullest extent permitted by law (including by funding any expenditure incurred or to be incurred by him or her) against any loss or liability incurred in his or her capacity as a director. The New STERIS articles of association go on to state that where a person is so indemnified, such indemnity may extend to all costs, losses, expenses and liabilities incurred by him or her. Any funds provided to a director to meet any expenditure incurred by

Provisions	Provisions Currently Applicable to STERIS	Provisions Currently Applicable to New STERIS

proceeding upon receipt of an undertaking by or on behalf of the director, officer, employee, or agent in which the person agrees both (a) to repay the amount if it is proved by clear and convincing evidence that the person’s action or failure to act involved an act or omission undertaken with deliberate intent to cause injury to the corporation or undertaken with reckless disregard for the best interests of the corporation and (b) to cooperate with the corporation concerning the action, suit, or proceeding.

The corporation may purchase and maintain insurance or furnish similar protection, including trust funds, letters of credit, and self-insurance, on behalf of or for any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, or agent of another corporation, partnership, joint venture, employee benefit plan, trust, or other enterprise, against any liability asserted against the person and incurred by the person in any capacity, or arising out of the person’s status as such, whether or not the corporation would have the power to indemnify the person against liability under the regulations or the OGCL. Insurance may be purchased from or maintained with a person in which the corporation has a financial interest.

Unless otherwise provided in the agreement of merger pursuant to which there is a merger into this corporation of a constituent corporation that, if its separate existence had continued, would have been required to indemnify directors, officers, employees, or agents in specified situations, any person who served as a director, officer, employee, or agent of the constituent corporation, or served at the request of the constituent corporation as a director, trustee, officer, employee, or agent of another corporation, partnership, joint venture, employee benefit plan, trust, or other enterprise, shall be entitled to indemnification by this corporation (as the surviving corporation) to the same extent the person him in connection with defending himself or in an investigation of any negligence, default, breach of duty or breach of trust by him or otherwise, must be repaid if he is convicted or judgment is given against him.

The New STERIS articles of association also provide the Board with authority to purchase and maintain insurance at the expense of New STERIS for the benefit of any person who is or was at any time a director or other officer or employee of the company or any associated company.

In addition to the provisions of the New STERIS articles of association, it is common to set out the terms of the QTPIP in the form of a deed of indemnity between the company and the relevant director or officer which essentially indemnifies the director or officer against claims brought by third parties to the fullest extent permitted under English law.

New STERIS will be required to disclose in its annual directors’ report any QTPIP in force at any point during the relevant financial year or in force when the directors’ report is approved. A copy of the indemnity or, if it is not in writing, a memorandum setting out its terms must be open to inspection during the life of the indemnity and for a period of one year from the date of its termination or expiration. Any shareholder may inspect the indemnity, or memorandum, without charge or may request a copy on payment of a fee.

would have been entitled to indemnification by the constituent corporation if its separate existence had continued.

Provisions	Provisions Currently Applicable to STERIS	Provisions Currently Applicable to New STERIS

The limitation of liability in damages and the indemnification shall continue as to a person who has ceased to be a director, officer, employee, or agent of the corporation and shall inure to the benefit of the heirs, executors and administrators of such a person and shall not be deemed exclusive of, and shall be in addition to, any other rights granted to a person seeking indemnification.

Limitation on Director Liability

By default, Ohio law exculpates directors from personal liability for their decisions made in the capacity of a director other than for acts or omissions undertaken with the intent to cause injury to the corporation or with reckless disregard for the best interests of the corporation.

Under the STERIS regulations, other than in connection with an action or suit in which the liability of a director under Section 1701.95 of the Ohio Revised Code (unlawful loans, dividends or distribution of assets) is the only liability asserted, a person who is a director or officer of the corporation shall be liable in damages for any action the person takes or fails to take as a director or as an officer, as the case may be, only if it is proved by clear and convincing evidence in a court of competent jurisdiction that the person’s act or failure to act involved an act or omission either undertaken with deliberate intent to cause injury to the corporation or undertaken with reckless disregard for the best interests of the corporation.

English law does not permit a company to exempt any director or certain officers from any liability arising from negligence, default, breach of duty or breach of trust against the company. However, despite this prohibition, an English company is permitted to purchase and maintain insurance for a director or executive officer of the company against any such liability.

The New STERIS articles of association provide the New STERIS Board with authority to purchase and maintain insurance at the expense of New STERIS for the benefit of any person who is or was at any time a director or other officer or employee of the company or any associated company.

Board Remuneration

Compensation of directors, officers and other employees is determined by the Board and the Compensation Committee.

STERIS’s executive compensation is subject to an annual non-binding advisory “say on pay” vote at each annual shareholders’ meeting.

New STERIS will be required to prepare and submit to shareholders a directors’ remuneration report every year at the annual general meeting for a non-binding advisory vote. Every three years, or if shareholders did not approve the previous year’s remuneration report, New STERIS must submit a remuneration policy to its shareholders for approval by a simple majority in a binding vote.

New STERIS will also remain subject to SEC reporting requirements for director and executive officer compensation and shareholder non-binding advisory votes to approve named executive officer compensation.

Provisions	Provisions Currently Applicable to STERIS	Provisions Currently Applicable to New STERIS
English law requires, in the case of officers who are also considered directors under English law, that employment agreements with a guaranteed term of more than two years be subject to a prior approval of shareholders at a general meeting.

Annual Meetings of Shareholders

Ohio law provides that corporations are to hold annual meetings for the election of directors.

Under the STERIS regulations, the annual meeting of the shareholders of the corporation shall consider the election of directors, the consideration of reports to be laid before the meeting and the transaction of such other business as may properly be brought before the meeting.

New STERIS must hold its annual general meeting within the six month period beginning with the day following its accounting reference date.

The notice of the general meeting must state the time, date and place of the meeting and the general nature of the business to be dealt with.

Forum and Venue	Under the STERIS regulations shareholders’ meetings shall be held at the principal office of STERIS or at such other place (inside or outside the State of Ohio) and/or in whole or in part by means of communications equipment at such time and on such date as may be designated by the Board of Directors, the Chairman of the Board, or the President and specified in the notice of the meeting.	The New STERIS articles of association provide that the New STERIS Board may convene general meetings of the shareholders at any place they so designate.

Record Date

Under the STERIS regulations, for any lawful purpose, including, without limitation, the determination of the shareholders who are entitled to receive notice of or to vote at a meeting of the shareholders, the Board of Directors may fix a record date in accordance with the provisions of the OGCL.

The record date for the purpose of the determination of the shareholders who are entitled to receive notice of or to vote at a meeting of the shareholders shall continue to be the record date for all adjournments of the meeting unless the Board of Directors or the persons who shall have fixed the original record date shall, subject to the limitations set forth in the OGCL, fix another date and shall cause notice thereof and of the date to which the meeting shall have been adjourned to be

The New STERIS articles of association provide that, subject to certain restrictions, the Board may set the record date for a dividend or other distribution.
given to shareholders of record as of the newly fixed date in accordance with the same requirements as those applying to a meeting newly called. The Board of Directors may close the share transfer books against transfers of shares during the whole or any part of the period provided for in this Article,

Provisions	Provisions Currently Applicable to STERIS	Provisions Currently Applicable to New STERIS
including the date of the meeting of the shareholders and the period ending with the date, if any, to which adjourned. If no record date is fixed therefore, the record date for determining the shareholders who are entitled to receive notice of or to vote at a meeting of the shareholders shall be the date next preceding the day on which notice is given or the date next preceding the day on which the meeting is held, as the case may be.

Notice Provisions

Under the STERIS regulations, not less than seven or more than 60 days before the date fixed for a meeting of the shareholders, written notice stating the time, place, and purposes of the meeting shall be given by or at the direction of the Secretary, an Assistant Secretary, or any other person or persons required or permitted by the regulations to give the notice.

The notice shall be given to each shareholder entitled to notice of the meeting who is of record as of the day next preceding the day on which notice is given or, if a record date therefore is duly fixed, of record as of that date, by personal delivery or by mail, overnight delivery service, or any other means of communication authorized by the shareholder to whom the notice is given. If mailed or sent by overnight delivery, the notice shall be addressed to the shareholders at their respective addresses as they appear on the records of the corporation. If sent by another means of communication authorized by a shareholder, the notice shall be sent to the address furnished by the shareholder for such communications.

Notice of the time, place, and purposes of any meeting of the shareholders may be waived in writing, either before or after the holding of the meeting, by any shareholder, which writing shall be filed with or entered upon the records of the corporation. Attendance of any shareholder at any meeting without protesting, prior to or at the commencement of the meeting, the lack of proper notice shall be deemed to be a waiver by the shareholder of notice of the meeting.

The New STERIS articles of association require that notice of an annual general meeting of shareholders must be delivered to the shareholders at least 21 clear days and no more than 60 clear days before the meeting. Shareholders must be notified of all general meetings (other than annual general meetings) at least 14 clear days and no more than 60 clear days prior to the meeting.

Notice periods for general meetings can be shortened if shareholders holding 95% of the voting rights agree to hold the meeting at short notice. In the case of annual general meetings, all shareholders entitled to attend and vote must agree to the short notice.

“Clear days” means calendar days and excludes (1) the date on which a notice is given or a request received; and (2) the date of the meeting itself.

Calling Special Meetings of Shareholders	Under the STERIS regulations, special meetings of the shareholders may be held on any business day when called by the Chairman of the board, the President, a Vice	The New STERIS articles of association provide that general meetings of shareholders may be called on the order of the Board.

Provisions	Provisions Currently Applicable to STERIS	Provisions Currently Applicable to New STERIS

President, the board of directors acting at a meeting, a majority of the directors acting without a meeting, or the persons who hold 50% of all the shares outstanding and entitled to vote at the meeting.

Upon request in writing delivered either in person or by registered mail to the President or the Secretary by any persons entitled to call a meeting of the shareholders, that officer shall forthwith cause to be given to the shareholders entitled thereto notice of a meeting to be held on the date not less than seven or more than 60 days after receipt of the request, as that officer may fix; if the notice is not given within 30 days after the delivery or mailing of the request, the persons calling the meeting may fix the time of the meeting and give notice thereof in the manner provided by law or as provided in these Regulations or cause the notice to be given by any designated representative. Each special meeting shall be called to convene between nine o’clock a.m. and five o’clock p.m., and shall be held at the principal office of the corporation unless the meeting is called by the directors, acting with or without a meeting, in which case the meeting may be held at any place either within or without the State of Ohio and/or in whole or in part by means of communications equipment (in the manner provided in the regulations) as may be designated by the Board and specified in the notice of the meeting.

Under English law, one or more shareholders representing at least 5% of the paid up capital of New STERIS carrying voting rights have the right to requisition the holding of a general meeting. For details of the relevant procedural requirements, see “Comparison of the Rights of STERIS Shareholders and New STERIS Shareholders—Shareholder Proposals” beginning on page 145.

Adjournment of Shareholder Meetings	Under Ohio law and the STERIS regulations, the holders of a majority of the voting shares represented at a meeting, whether or not a quorum is present, may adjourn such meeting from time to time. If any meeting is adjourned, notice of adjournment need not be given if the time and place, if any, to which the meeting is adjourned and the means, if any, by which shareholders can be present and vote at the adjourned meeting through the use of communications equipment are fixed and announced at the meeting.

The New STERIS articles of association provide that the chairman may adjourn the meeting with the consent of the meeting at which a quorum is present.

The chairman also has the power to adjourn any meetings without the consent of the meeting if he decides that it is necessary or appropriate to do so in order to:

(1) secure the proper and orderly conduct of the meeting;

(2) give all persons entitled to do so an opportunity of attending the meeting;

(3) give all persons entitled to do so a reasonable opportunity of speaking and voting at the meeting; or

Provisions	Provisions Currently Applicable to STERIS	Provisions Currently Applicable to New STERIS

(4) ensure that the business of the meeting is properly conducted or disposed of.

No business can be transacted at any adjourned meeting other than the business which might have properly been transacted at the meeting.

Shareholder Proposals

Under the STERIS regulations, no proposal made by a shareholder shall be eligible to be submitted to the shareholders for their approval or adoption at any annual or special meeting of shareholders unless all of the following requirements are met:

(1) the shareholder submitting the proposal (the “proponent”) submits the proposal to the corporation in writing at the corporation’s principal executive offices;

(2) at the time the proponent submits such proposal the proponent is a shareholder of record of the corporation and continues to be a shareholder of record of the corporation as of the close of business on the record date for determining shareholders entitled to notice of and to vote at such annual or special meeting of shareholders, in both instances as reflected in the shareholder records of the corporation;

(3) at the time the proponent submits such proposal the proponent provides the corporation in writing with the proponent’s name, address, the number of voting securities held of record, the date upon which the proponent acquired such securities, and a list of all other proposals submitted by the proponent to the corporation during the preceding five years; and

(4) the proposal is received at the corporation’s principal executive offices (a) in the case of a proposal to be acted upon at an annual meeting of shareholders, not less than 120 calendar days in advance of the date of the previous year’s annual meeting of shareholders, or, if no annual meeting was held in the previous year, a reasonable time (as determined by the corporation in its sole discretion) before the current year’s annual meeting; and (b) in the case of a proposal to be acted upon at a special meeting of shareholders, a reasonable time (as

Under English law, the ownership of shares (by one or more shareholders) representing 5% of the paid-up capital of New STERIS carrying voting rights gives the right to requisition the holding of a general meeting of shareholders.

One or more shareholders holding at least 5% of the total voting rights of all shareholders who have the right to vote on the resolution, or at least 100 shareholders who have a right to vote and hold (on average) at least £100 per shareholder of paid-up share capital can require resolutions to be put before the annual general meeting (including, for the avoidance of doubt, a resolution to appoint a director).

Under the New STERIS articles of association, shareholders have further notification requirements in addition to what is required under English law in order to bring a resolution before a meeting of shareholders. For notices relating to the nomination of directors, shareholders must provide all information required to be disclosed in a proxy statement and a description of all direct and indirect compensation and other material monetary agreements during the past three years, and any other material relationships, between the nominee and the shareholders and any associated persons of the nominee and the shareholders, respectively. For notices relating to any other business, further information including a comprehensive description of the business desired to be brought before the meeting, the complete text of any proposed resolution and a declaration of any material interest in such business by shareholders and any associated persons are required.

To be timely, a shareholder’s notice must be delivered to the secretary of New STERIS not earlier than the close of business on the 120th day and not later than the close of business on

Provisions	Provisions Currently Applicable to STERIS	Provisions Currently Applicable to New STERIS

determined by the corporation in its sole discretion) before the special meeting.

(5) Notwithstanding the foregoing, in the case of any proposal that the corporation is required to include in its proxy statement and form of proxy under the provisions of Rule 14a-8 (as from time to time amended) promulgated under the Securities Exchange Act of 1934 (or any similar or successor rule or regulation under that or any successor act), compliance by the proponent with all of the requirements of such rule shall be deemed to constitute compliance with the provisions of this section.

Any shareholder who continues to be a shareholder of record on the record date may submit a proposal for approval or adoption at any annual or special shareholders’ meeting, provided that the proposal meets the notice requirements in the company’s regulations.

the 90th day prior to the first anniversary of the preceding year’s annual general meeting, provided, however, that in the event that the date of the annual general meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the shareholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to the date of such annual general meeting and not later than the close of business on the later of (i) the 90th day prior to the date of such annual general meeting and (ii) the 5th day following the day on which public announcement of the date of such meeting is first made by New STERIS.

Voting Rights

Voting, Generally

Under the STERIS articles of incorporation, each holder of STERIS common shares is entitled to one vote for each share owned. For general corporate action of the shareholders of STERIS, the affirmative vote of holders of a majority of the voting shares of the company is required for approval.

Voting, Generally

All resolutions at an annual general meeting or other general meeting will be decided on a poll. The requirement for poll voting on resolutions at a general meeting may only be removed or amended by an unanimous shareholder resolution passed at a general meeting.

On a poll every member who is present in person or by proxy is entitled to one vote for every New STERIS share held by such shareholder.

On a separate general meeting of the holders of any class of shares, all votes will be taken on a poll and each holder of shares of the class will, on a poll, have one vote in respect of every share of that class held by such shareholder.

Under the Companies Act and the New STERIS articles of association, certain matters require “ordinary resolutions,” which must be approved by at least a majority of the votes cast by shareholders, and certain other matters require “special resolutions,” which require the affirmative vote of at least 75% of the votes cast at the meeting.

An ordinary resolution is needed to (among other matters): remove a director; provide,

Provisions	Provisions Currently Applicable to STERIS	Provisions Currently Applicable to New STERIS
Cumulative voting Under Ohio law cumulative voting is permitted.

vary or renew a director’s authority to allot shares; and appoint directors (where appointment is by shareholders).

A special resolution is needed to (among other matters): alter a company’s articles of association, exclude statutory preemptive rights on allotment of securities for cash (up to five years); reduce a company’s share capital; re-register a public company as a private company (or vice versa); and approve a scheme of arrangement.

The chairman at a general meeting has a casting vote if equal votes are cast for and against a resolution on a poll.

Cumulative Voting

Cumulative voting is not recognized under English law.

Shareholder Action by Written Consent	Any action which may be authorized or taken at a meeting of the shareholders may be authorized or taken without a meeting with the affirmative vote or approval of, and in a writing or writings signed by or on behalf of, all of the shareholders who would be entitled to notice of a meeting of the shareholders held for the purpose, which writing or writings shall be filed with or entered upon the records of the corporation.	Under English law, a public limited company’s shareholders cannot pass a resolution by written consent; they can only pass resolutions taken at shareholder meetings.

Quorum	Under the STERIS regulations, except as provided for by law or by the articles of incorporation, at any meeting of the shareholders the holders of shares entitling them to exercise a majority of the voting power of the corporation present in person, by proxy or by use of communications equipment constitute a quorum for the meeting, except that no action required by law, the articles of incorporation or regulations to be authorized or taken by a designated proportion of the shares of any particular class or of each class of the corporation may be authorized or taken by a lesser proportion.

Under the New STERIS articles of association, holders of at least a simple majority of the shares issued and entitled to vote at a general meeting, shall constitute a quorum.

The necessary quorum at a separate general meeting of the holders of any class of shares shall be holders of at least a simple majority of that class of shares issued and entitled to vote.

Shareholder Approval of Merger or Consolidation	Generally, Ohio law allows for approval of a merger or consolidation by a vote of the number of shares as provided in the corporation’s articles of incorporation.

As noted above, “ordinary resolutions” must be approved by at least a majority of the votes cast by shareholders. “Special resolutions” require the affirmative vote of at least 75% of the votes cast at the meeting to be approved.

Provisions	Provisions Currently Applicable to STERIS	Provisions Currently Applicable to New STERIS
STERIS’s articles of incorporation require the affirmative vote of holders of a majority of the voting shares of the company to approve a merger or consolidation.

There is no concept of a statutory merger under English law (except where an English company merges with another company based in the European Economic Area).

Under English law and subject to applicable U.S. securities laws and NYSE rules and regulations, where New STERIS proposes to acquire another company, approval of New STERIS’s shareholders is not required.

Under English law, where another company proposes to acquire New STERIS, the requirement for the approval of the shareholders of New STERIS depends on the method of acquisition. For example, a merger between New STERIS and another English public company (as opposed to an acquisition by one company of the other) will require approval of the shareholders of both New STERIS and the other public company.

Under English law, schemes of arrangement are arrangements or compromises between a company and any class of shareholders or creditors, and are used in certain types of reconstructions, amalgamations, capital reorganizations or takeovers (similar to a merger in the U.S.). Such arrangements require the approval of (i) a majority in number of shareholders or creditors (as the case may be) representing 75% in value of the creditors or class of creditors or shareholders or class of shareholders present and voting either in person or by proxy at a special meeting convened by order of the court; and (ii) the English court.

Once approved, sanctioned and becoming effective, all shareholders and creditors of the relevant class are bound by the terms of the scheme, and a dissenting shareholder would have no rights comparable to appraisal rights provided under Ohio law.

The Companies Act also provides that where (i) a takeover offer is made for shares, and (ii) following the offer, the offeror has acquired or contracted to acquire not less than 90% of the shares to which the offer relates, and not less than 90% of the voting rights attached to those shares, the offeror may require the other shareholders who did not accept the offer to transfer their shares on the terms of the offer.

Provisions	Provisions Currently Applicable to STERIS	Provisions Currently Applicable to New STERIS

A dissenting shareholder may object to the transfer on the basis that the offeror is not entitled to acquire shares or to specify terms of acquisition different from those in the offer by applying to the court within six weeks of the date on which notice of the transfer was given. In the absence of fraud or oppression, the court is unlikely to order that the acquisition shall not take effect, but it may specify terms of the transfer that it finds appropriate.

A minority shareholder is also entitled in similar circumstances to require the offeror to acquire his or her shares on the terms of the offer.

The New STERIS articles of association provide that an affirmative vote of the shareholders of New STERIS representing at least two-thirds of the par value of the issued share capital of New STERIS is required for certain transactions relating to the sale of all or substantially all of the property or assets of New STERIS.

Related Party Transactions

Under the STERIS regulations, no contract, action, or transaction shall be void, or be voidable by the corporation, for the reason that it is between or affects the corporation and one or more of the directors, officers, or employees of the corporation or is between or affects the corporation and another corporation, partnership, joint venture, trust, or other enterprise in which one or more of the directors, officers, or employees of the corporation are directors, trustees, or officers or have a financial or personal interest or for the reason that one or more interested directors, officers, or employees of the corporation participate in or vote at the meeting of the Board of Directors or a committee of the Board of Directors that authorizes the contract, action, or transaction if, in any such case, the contract, action, or transaction is approved, ratified, or authorized in the manner prescribed in the Articles of Incorporation, these regulations, or by law or if, in any such case, the contract, action, or transaction is fair as to the corporation as of the time it is authorized or approved by the directors, a committee of the Board of Directors, or the shareholders.

New STERIS will be subject to the rules of the NYSE regarding related party transactions.

Under English law, certain transactions between a director and a related company of which he or she is a director are prohibited unless approved by the shareholders, such as loans, credit transactions and substantial property transactions.

Provisions	Provisions Currently Applicable to STERIS	Provisions Currently Applicable to New STERIS
Shareholder Suits

Generally, STERIS may be sued under federal securities law, and shareholders may bring derivative litigation against the corporation if the corporation does not enforce its own rights. Under federal and state procedural rules, a shareholder must make a demand upon the Board before bringing a derivative suit unless demand is excused.

Lawsuits brought by a shareholder on behalf of the company may be brought in any court of competent jurisdiction.

While English law only permits a shareholder to initiate a lawsuit on behalf of the company in limited circumstances, it does permit a shareholder whose name is on the register of shareholders of New STERIS to apply for a court order:

(1) when New STERIS’s affairs are being or have been conducted in a manner unfairly prejudicial to the interests of all or some shareholders, including the shareholder making the claim; or

(2) when any act or omission of New STERIS is or would be so prejudicial.

Lawsuits brought by a shareholder on behalf of the company may be brought exclusively in the courts of England and Wales.

Short Swing Profits	Directors and officer of STERIS are governed by rules under the Exchange Act that may require directors and officer to forfeit to STERIS any “short swing” profits realized from purchases and sales, as determined under the Exchange Act and the rules thereunder, of STERIS equity securities.	As a company listed on the NYSE and subject to the Exchange Act, directors and officers of New STERIS would be subject to the U.S. securities laws, including the prohibitions on “short swing” trading.

Proxy Statements and Reports	Proxy Statement Generally Under the Exchange Act proxy rules, STERIS must comply with notice and disclosure requirements relating to the solicitation of proxies for shareholder meetings.

Proxy Statement Generally

The Exchange Act proxy rules will continue to apply to New STERIS.

English law does not have specific proxy solicitation legislation, but approaches to shareholders may need to comply with the U.K. Financial Services and Markets Act 2000.

Voting by Proxy

Under STERIS regulations, a person who is entitled to vote shares or to act with respect to shares may vote or act in person or by proxy and may appoint a proxy by a writing or verifiable communication authorized by the person. The person appointed as proxy need not be a shareholder.

Unless the appointment of a proxy otherwise provides, the presence at a meeting of the person who appointed a proxy shall not operate to revoke the appointment. Notice to the corporation, in writing or in open meeting, of the revocation of the appointment of a proxy shall not affect any vote or act previously taken or authorized.

Voting by Proxy

The New STERIS articles of association provide that each holder of ordinary shares of New STERIS shall at every meeting of shareholders be entitled to vote in person or by proxy for each share held by such shareholder.

Provisions	Provisions Currently Applicable to STERIS	Provisions Currently Applicable to New STERIS

Approval of Auditors

STERIS’s shareholders do not have the right to appoint the company’s auditors; however, STERIS typically includes in its proxy statement a shareholder proposal to ratify the appointment of its auditors.

Approval of Auditors

Under English law, New STERIS’s shareholders approve the company’s auditors each year. In addition, the company’s annual financial statements, which must, to the satisfaction of the New STERIS Board, give a “true and fair view” of the assets, liabilities, financial position and profit or loss of New STERIS and the consolidated group, must be presented to the shareholders at a general meeting but are not required to be approved by the shareholders.

Reporting Requirements

As a U.S. public company STERIS must file with the SEC, among other reports and notices;

(1) an Annual Report on Form 10-K within 60 days after the end of a fiscal year;

(2) a Quarterly Report on Form 10-Q within 40 days after the end of a fiscal quarter ending; and

(3) Current Reports on Form 8-K upon the occurrence of certain important corporate events. Unless otherwise specified, a report is to be filed or furnished within four business days after occurrence of the event.

Since New STERIS would be considered a successor issuer to STERIS and would be listed on the NYSE, New STERIS would remain subject to U.S. securities laws, but would not be subject to the reporting obligations of companies listed on the London Stock Exchange or on any other securities exchange.

Rights of Inspection of Books and Records

Under Ohio law, shareholders have the right upon request at a shareholders’ meeting to have produced at such meeting an alphabetical list of the shareholders of record who are entitled to vote, their address and number of shares and upon written demand, to inspect the STERIS articles of incorporation and regulations, its books and records of account, minutes and shareholder records, and voting trust agreements in person at a reasonable time and for a reasonable purpose, and to make copies thereof.

In addition, any shareholder of the corporation, upon written demand stating the specific purpose thereof, shall have the right to examine in person or by agent or attorney at any reasonable time and for any reasonable and proper purpose, the articles of the corporation, its regulations, its books and records of account, minutes, and records of shareholders aforesaid, and voting trust agreements, if any, on file with the corporation, and to make copies or extracts

Generally, the register and index of names of shareholders of New STERIS may be inspected at any time (1) for free, by its shareholders, and (2) for a fee by any other person.

The inspecting shareholder has to show he or she has a proper purpose in inspecting the register. Documents may be copied for a fee.

The service contracts, if any, of New STERIS’s directors can be inspected by shareholders without charge and during business hours. In this and certain other contexts under applicable English law, a “director” includes certain executive officers and a “service contract” includes any contract under which such a director or executive officer undertakes personally to provide services to the company or a subsidiary company, whether in that person’s capacity as a director, an executive officer or otherwise.

The shareholders of New STERIS may also inspect, without charge and during business

Provisions	Provisions Currently Applicable to STERIS	Provisions Currently Applicable to New STERIS
thereof. Any written demand by an acquiring person to examine the records of shareholders for the purpose of communicating with shareholders of the issuing public corporation in connection with a meeting of shareholders called pursuant to section 1701.831 of the Revised Code (control share acquisition procedures) shall be deemed to have been made by a shareholder of the issuing public corporation for a reasonable and proper purpose.

hours, the minutes of meetings of the shareholders for the previous 10 years and obtain copies of the minutes for a fee.

In addition, the published annual accounts of New STERIS are required to be available for shareholders at a general meeting and a shareholder is entitled to a copy of these accounts. The accounts must also be made available on New STERIS’s website and remain available until the accounts for the next financial year are placed on the website.

Under English law, the shareholders of a company do not have the right to inspect the corporate books of a subsidiary of that company.

Disclosure of Interests in Shares

Certain acquisitions of STERIS shares may require disclosure under the Exchange Act under Schedule 13D. Some acquisitions, however, may qualify for a short-form disclosure on Schedule 13G. Generally, an acquisition of more than a 5% interest in a U.S. publicly-held issuer by

(1) certain types of persons, including a broker-dealer, a bank, an insurance company, an investment company and an investment adviser, or

The Schedule 13D and Schedule 13G reporting regime will continue to apply to New STERIS as it will have its shares registered under Section 12 of the Exchange Act.

In addition, English law provides that a company may, by notice in writing, require a person whom the company knows or reasonably believes to be or to have been within the three preceding years, interested in its issued voting share capital to:

(1) confirm whether this is or is not the case; and

(2) a “passive investor” who is not seeking to acquire or influence control of the issuer so long as the investor owns less than 20% of the class of stock it is acquiring, may be disclosed on a Schedule 13G.

A buyer who files a Schedule 13G must amend it periodically

(1) to report any change in the information previously reported; or

(2) if it acquires more than 10% of the class of stock and, thereafter, if it undergoes any change in ownership of 5% or more of the class of stock.

(2) if this is the case, to give further information that it requires relating to his or her interest and any other interest in the company’s shares of which he or she is aware.

The disclosure must be made within a reasonable period as specified in the relevant notice which may be as short as one or two days.

Rights of Dissenting Shareholders

Under Ohio law, dissenting shareholders are entitled to relief in connection with:

(1) changes to the dividend and distribution rights of the class of shares or changes to the authorized number of shares, unless the articles of incorporation provide otherwise, and

English law does not provide for appraisal rights similar to those rights under Ohio law. However, English law will provide for dissenter’s rights which permit a shareholder to object to a court in the context of a compulsory acquisition of minority shares.

Provisions	Provisions Currently Applicable to STERIS	Provisions Currently Applicable to New STERIS

(2) certain merger, acquisition or consolidation transactions, except for:

(a) shareholders of a surviving corporation merging into a domestic corporation or shareholders of an acquiring corporation in the case of a combination or majority share acquisition, if the shares are listed on a national security exchange both as of the day immediately preceding the date of the vote on the proposal and immediately following the effective time of the merger and there are no proceedings pending to delist the shares from the national securities exchange as of the effective time of the transaction, or

(b) shareholders in the case of a merger or consolidation into a surviving or new entity or shareholders of a domestic corporation being converted into another entity, if the shares were listed on a national exchange on the day immediately pending the date of the vote on such transaction and the consideration for the transaction is shares (or cash and shares) listed on a national security exchange immediately following the effective time of the transaction and no proceedings are pending to delist the shares from the national securities exchange as of the effective time of the transaction.

Anti-takeover Measures

The Company does not have a staggered board.

No shareholder rights plan is in place, the Company has a shelf plan.

The Company has opted out of the Ohio Control Share Acquisition Statute.

The Company employs change of control agreements.

Takeover offers and certain other transactions in respect of certain public companies are regulated by the Takeover Code, which is administered by the Takeover Panel, a body consisting of representatives of the City of London financial and professional institutions which oversees the conduct of takeovers. An English public limited company is potentially subject to the Takeover Code if, among other factors, its place of central management and control is within the U.K., the Channel Islands or the Isle of Man. The Takeover Panel will generally look to the residency of a company’s directors to determine where it is centrally managed and controlled. Based upon New STERIS’s current and intended plans for its directors and management and, for purposes of the Takeover Code, New STERIS will be considered to have its place of central management and control outside the U.K., the Channel Islands or the Isle of Man. Therefore, the Takeover Code would not apply to New

Provisions	Provisions Currently Applicable to STERIS	Provisions Currently Applicable to New STERIS

STERIS. It is possible that in the future circumstances could change that may cause the Takeover Code to apply to New STERIS.

The New STERIS articles of association provide the New STERIS Board with the power to establish a rights plan and to grant rights to subscribe for shares in New STERIS pursuant to a rights plan where, in the opinion of the New STERIS Board, acting in good faith, in the context of an acquisition or potential acquisition of 20% or more of the issued voting shares of New STERIS, to do so would improve the likelihood that:

•    an acquisition process is conducted in an orderly manner;

•    all members of New STERIS are treated equally and fairly and in a similar manner;

•    an optimum price is achieved for the New STERIS ordinary shares;

•    the New STERIS Board would have time to gather relevant information and pursue appropriate strategies;

•    the success of New STERIS would be promoted for the benefit of its members as a whole;

•    the long term interests of New STERIS, its members and business would be safeguarded; and/or

•    New STERIS would not suffer serious economic harm.

The New STERIS articles of association further provide that the New STERIS Board may, in accordance with the terms of a rights plan, determine to (i) allot shares pursuant to the exercise of rights or (ii) exchange rights for shares in New STERIS, where in the opinion of the New STERIS Board acting in good faith, in the context of an acquisition or potential acquisition of 20% or more of the issued voting shares of New STERIS, to do so is necessary in order to prevent:

•    the use of abusive tactics by any person in connection with such acquisition;

Provisions	Provisions Currently Applicable to STERIS	Provisions Currently Applicable to New STERIS

•     unequal treatment of shareholders;

•     an acquisition which would undervalue New STERIS;

•     harm to the prospects of the success of New STERIS for the benefit of its members as a whole; and/or

•     serious economic harm to the prospects of New STERIS,

or where to do so is otherwise necessary to safeguard the long term interests of New STERIS, its members and business.

The New STERIS Board has a standing authorisation for five years to allot shares in New STERIS with an aggregate par amount up to £25,509,120 pursuant to a rights plan. Such authority may only be exercised by the New STERIS Board pursuant to a rights plan, as detailed above, and may not be exercised by the New STERIS Board for other purposes.

Under the Takeover Code, the board of a public U.K. company is constrained from implementing such defensive measures. However, as discussed above, these measures are included in the New STERIS articles of association as the Takeover Code will not apply to New STERIS and these measures are included commonly in the constitution of U.S. companies.

Mandatory Offer Provisions

Although not intended to be an anti-takeover provision, the mandatory offer provisions could have the effect of discouraging, delaying or preventing tender offers that are not all-cash or are for less than all of the issued and outstanding shares unless they have the consent of the Board or the prior approval of the shareholders of New STERIS, including tender offers that might result in a premium being paid over the market price of the ordinary shares, and discouraging, delaying or preventing changes in control or management of New STERIS.

The New STERIS articles of association contain provisions based on those contained

Provisions	Provisions Currently Applicable to STERIS	Provisions Currently Applicable to New STERIS

in Rule 9 of the Takeover Code such that any person acquiring interests in shares which would breach any of the limits contained in Rule 9 (if it were to apply to New STERIS) would contravene the New STERIS articles of association unless the Board determines otherwise.

Unless the Board determines otherwise, an acquisition would also be a contravention where it was not made in accordance with any of Rules 4, 5, 6, 8, 9 or 11 of the Takeover Code if the Takeover Code had applied to New STERIS.

A contravention would, if the Board so determines, result in any shares held by the relevant person(s) being disenfranchised, dividend rights in respect of such shares being suspended, and/or transfers of such shares not being registered.

Exception will apply to, without limitation:

(1) an acquisition permitted by the Board or an offer recommended by the Board;

(2) a voluntary cash offer for the entire share capital of New STERIS made in accordance with the Takeover Code (if it had applied to New STERIS);

(3) an acquisition previously approved in general meeting by shareholders who are independent of the acquirer and its concert parties.

The Board has the full authority to determine the application of these provisions, including as to the application of the Takeover Code.

These provisions will apply for so long as New STERIS is not subject to the Takeover Code.

Variation of Rights Attaching to a Class or Series of Shares

Under STERIS’s articles of incorporation and Ohio law, amendments directly affecting the rights attached to common shares may not be made without shareholder consent. However, the Board may unilaterally set the terms of new classes of preferred shares that may have preference over, and so subordinate the rights of, already issued common stock.

Amendments affecting the rights of the holders of any class of shares may, depending on the rights attached to the class and the nature of the amendments, also require approval of the class affected at a separate class meeting.

158

Provisions	Provisions Currently Applicable to STERIS	Provisions Currently Applicable to New STERIS
Amendments of Governing Documents

The STERIS regulations may be amended by the affirmative vote of the holders of shares entitling them to exercise a majority of the voting power of the corporation. Certain provisions—those related to special meetings, shareholder proposals, the election and removal of directors, and the amendment of the regulations of the regulations—may not be amended without a vote of the shareholders entitled to exercise 75% of the voting power unless such action is recommended by two-thirds of the members of the Board of Directors, in which the affirmative vote of the holders of shares entitling them to exercise a majority of the voting power of the corporation is required.

The STERIS articles of incorporation may be amended by the affirmative vote of the holders of shares entitling them to exercise a majority of the voting power of the corporation on the proposal.

The provisions in the articles of association of an English public limited company are generally equivalent to the collective provisions in a certificate of incorporation and bylaws of an Ohio corporation.

Under English law, a special resolution of the shareholders is required to amend any provision of the New STERIS articles of association. The Board does not have the power to amend the New STERIS articles of association without shareholder approval.

Enforcement of Civil Liabilities Against Foreign Persons	Not applicable.

As a company listed on the NYSE, New STERIS and its directors and officers would be subject to U.S. securities laws, and investors could initiate civil lawsuits in the U.S. against New STERIS for breaches of the U.S. securities laws.

Because New STERIS will be a public limited company incorporated under English law after the effective time of the merger, investors could experience more difficulty enforcing judgments obtained against New STERIS in U.S. courts than would currently be the case for U.S. judgments obtained against STERIS. In addition, it may be more difficult (or impossible) to bring some types of claims against New STERIS in courts sitting in England than it would be to bring similar claims against at U.S. company in a U.S. court.

Furthermore, the New STERIS articles of association provide that the courts of England and Wales shall have exclusive jurisdiction to determine shareholder claims brought against New STERIS or a director or the New STERIS Board which arise under the New STERIS articles of association or (to the extent permitted by law) otherwise.

Provisions	Provisions Currently Applicable to STERIS	Provisions Currently Applicable to New STERIS

A judgment obtained against New STERIS from a U.S. court will not be recognized by the English courts but an action may be commenced in the English courts for an amount due under a judgment given by the U.S. courts if that judgment is (a) for a debt or definite sum of money; (b) final and conclusive; and (c) not of a penalty or revenue nature. A judgment may be impeached by showing that: (i) the court in question did not, in the circumstances of the case, and in accordance with the English rules of private international law, have jurisdiction to give that judgment; (ii) the judgment was obtained through fraud; (iii) the enforcement of the judgment would be contrary to the public policy of the U.K.; or (iv) the proceedings in which the judgment was obtained were opposed to the rules of natural justice.

New STERIS and its directors and officers may be subject to criminal penalties in the U.S. arising from breaches of the U.S. federal securities laws, but may not be subject to criminal penalties in the U.K. unless the criminal laws of the U.K. were violated.

A criminal judgment in a U.S. court under U.S. federal securities laws may not be enforceable in the English courts on public policy grounds and a prosecution brought before the English courts under U.S. federal securities laws might not be permitted on public policy grounds.

DESCRIPTION OF SYNERGY

Synergy delivers a range of specialist outsourced services to healthcare providers and other customers concerned with health management. Synergy’s services support its customers to improve the quality and efficiency of their activities, while reducing risks to their patients and clients.

Synergy’s core services are the sterilization of medical devices, infection control and environmental management services, and other niche outsourced services such as laboratory services (pathology, toxicology, food testing and microbiology). Synergy’s strategy in these businesses is to gain competitive positions with scale benefits which enables it to leverage purchasing efficiencies with cost leadership programs.

Synergy operates across three service lines:

•	Hospital Sterilization Services—outsourced hospital sterilization provides a high quality instrument sterilization service for reusable medical and surgical equipment used in operating theatres. This service also extends across other hospital departments, primary care facilities and orthopaedic loan set suppliers;

•	Applied Sterilization Technologies—Synergy provides the full range of sterilization technologies, including gamma irradiation; electron, ion beam and x-ray beam treatments; and ethylene oxide sterilization. Synergy’s customers are drawn from medical device, pharmaceutical and industrial sectors. Synergy is the world’s second largest provider of outsourced applied sterilization services. In addition to sterilization technologies Synergy provides a range of laboratory services including accredited toxicology and general pathology services within the AST division; and

•	Healthcare Solutions—this segment covers a range of services involved in managing the environment in a healthcare setting. The services primarily involve infection prevention and control with services such as linen management, patient hygiene solutions, surgical solutions and wound care solutions. Products include Azo™, Clinisan™, Conti™, Oasis™, Assure™, Comfi™, Detex™ and Concept™ brands.

Synergy operates in four geographic regions. The U.K. and Ireland is currently the largest region by revenue, followed by Europe and the Middle-East. The Americas represents Synergy’s third largest region, albeit it is a comparatively new region for Synergy in terms of a physical presence. Asia and Africa is a small but growing region for Synergy.

Headquartered in Swindon, U.K., Synergy has a global presence and employs approximately 5,700 people across the U.K. & Ireland, Europe & the Middle East, Asia & Africa and the Americas.

LEGAL MATTERS

Synergy is being represented by DLA Piper UK LLP with respect to certain legal matters as to the laws of England, and by DLA Piper (U.S.) LLP with respect to certain legal matters as to the laws of the United States, including in each case with respect to certain tax matters.

STERIS and New STERIS are being represented by Wachtell, Lipton, Rosen & Katz with respect to certain legal matters as to United States law, including U.S. tax matters, and by Jones Day with respect to certain legal matters as to the laws of England, including certain U.K. tax matters.

Jones Day will provide an opinion regarding the validity of the New STERIS ordinary shares to be issued in the Combination.

EXPERTS

The consolidated financial statements of Synergy Health plc, which comprise the consolidated statements of financial position as of March 30, 2014 and March 31, 2013, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 30, 2014, have been included herein in reliance upon the report of KPMG LLP, independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of STERIS Corporation appearing in STERIS Corporation’s Annual Report (Form 10-K) for the year ended March 31, 2014 (including schedules appearing therein), and the effectiveness of STERIS Corporation’s internal control over financial reporting as of March 31, 2014 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and STERIS Corporation management’s assessment of the effectiveness of internal control over financial reporting as of March 31, 2014 are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

DIRECTORS’ RESPONSIBILITY STATEMENT REQUIRED BY THE U.K. TAKEOVER CODE

The STERIS directors each accept responsibility for the information contained in this document relating to STERIS and the STERIS directors and their immediate families and related trusts. To the best of the knowledge and belief of the STERIS directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

The New STERIS directors each accept responsibility for the information contained in this document relating to New STERIS and the New STERIS directors and their immediate families and related trusts. To the best of the knowledge and belief of the New STERIS directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

FUTURE SHAREHOLDER PROPOSALS

New STERIS

Assuming consummation of the Combination and completion of the Merger, New STERIS shareholders will be entitled to present proposals for consideration at forthcoming New STERIS shareholders’ meetings, provided that they comply with the proxy rules promulgated by the SEC and the New STERIS articles of association. The deadline for submission of all New STERIS shareholders’ proposals to be considered for inclusion in New STERIS’s proxy statement for its first annual general meeting will be disclosed in a subsequent filing with the SEC.

STERIS

Date for Receipt of Shareholder Proposals for the 2015 Annual Meeting Proxy Statement

STERIS expects that it will hold an annual meeting in the year 2015 only if the Combination and Merger are not completed. The deadline for shareholders to submit proposals to be considered for inclusion in the proxy statement for the 2015 Annual Meeting of Shareholders is expected to be February 12, 2015. However, if the date of the 2015 Annual Meeting is changed by more than 30 calendar days from the date on which this year’s meeting is held, a proposal must be received by the Company a reasonable time before the proxy solicitation in connection with the meeting is made.

Additionally, a shareholder may submit a proposal for consideration at the 2015 Annual Meeting of Shareholders, but not for inclusion in the proxy statement, if that proposal is submitted no later than April 1, 2015. The Company’s proxy statement for the 2015 Annual Meeting of Shareholders will give discretionary authority to proxy holders to vote with respect to properly submitted proposals not included in such Proxy Statement. For a proposal to be properly requested by a shareholder to be brought before the 2015 Annual Meeting of Shareholders, the shareholder must comply with all of the requirements in STERIS’s amended regulations, as further amended from time to time, as well as the timeliness requirements described above.

In response to matters submitted by shareholders for consideration at special or annual meetings of shareholders, the Nominating and Governance Committee shall designate one or more members of management to review properly submitted proposals and to obtain all necessary information to allow management designees to present the shareholder proposal to the Nominating and Governance Committee for further consideration. Upon submission of a shareholder proposal to the Nominating and Governance Committee, the Committee will evaluate and make recommendations, as appropriate, to the STERIS Board, with respect to the proposal. This evaluation by the Nominating and Governance Committee may include, without limitation, consideration of (a) the appropriateness of the proposal, (b) applicable requirements of STERIS’s amended articles of incorporation and amended regulations, as amended from time to time, (c) legal requirements, including requirements under applicable federal and state law, (d) whether the shareholder proposal previously has been submitted to shareholders for a vote, and if so, the vote received for and against the proposal, (e) the best interests of all shareholders, (f) the impact that implementation of the proposal would have on the overall operations of the business, (g) whether the proposal would result in appropriately accomplishing the goals and objectives described in the proposal, and (h) any other considerations that the Nominating and Governance Committee may deem appropriate. The process of evaluation may include communication directly with the shareholder proponent by the Nominating and Governance Committee or the management designees, as the Nominating and Governance Committee may deem appropriate.

Procedure for Recommendation and Nomination of Directors and Transaction of Business at Annual Meeting

The Nominating and Governance Committee will consider shareholder recommendations for candidates to be nominees for election to the STERIS Board if such recommendations are in writing and set forth the information listed below. Such recommendations must be submitted to STERIS Corporation, 5960 Heisley Road, Mentor, Ohio 44060-1834, Attention: Secretary, and must be received at our executive offices not less than 60 and not more than 90 days prior to the Annual Meeting of Shareholders. All shareholder recommendations for director nominee candidates must set forth the following information:

•	the name and address of the shareholder recommending the proposed director nominee for consideration as that information appears on our records, the telephone number where the shareholder can be reached during normal business hours, the number of shares owned by the shareholder, and the length of time the shares have been owned by the shareholder. If the person recommending the proposed director nominee is not a shareholder of record or if the shares are owned by an entity, reasonable evidence of the person’s beneficial ownership of the shares or the person’s authority to act on behalf of the entity;

•	complete information as to the identity and qualifications of the proposed director nominee, including the full legal name, age, business and residence addresses and telephone numbers, and other contact information, the number of shares owned by the proposed director nominee, and the principal occupation and employment of the proposed director nominee, including his or her occupation for at least the past five years, with a reasonably detailed description of the background, education, professional affiliations, and business and other relevant experience (including directorships, employments, and civic activities) and qualifications of the proposed director nominee;

•	the reasons why, in the opinion of the recommending shareholder, the proposed director nominee is qualified and suited to be a director of STERIS;

•	the disclosure of any relationship of the proposed director nominee with STERIS or any of our subsidiaries or affiliates, whether direct or indirect;

•	a description of all relationships, arrangements, and understandings between the proposing shareholder and the proposed director nominee and any other person(s) (naming such person(s)) pursuant to which the proposed director nominee is being proposed or would serve as a director, if elected; and

•	a written acknowledgement by the proposed director nominee that he or she has consented to being considered as a nominee, has consented to an investigation into his or her background, education, experience, and other qualifications if the Nominating and Governance Committee desires to do so, has consented to be named in our proxy statement, if so determined, and has consented to serve as a director of STERIS, if elected.

There are no specific, defined, qualifications or specific qualities or skills that are necessary for director candidates to possess. In evaluating proposed director nominees, the Nominating and Governance Committee will consider such factors as it deems appropriate, consistent with the Board’s Governance Guidelines, and other factors identified from time to time by the Board of Directors. The Nominating and Governance Committee will consider the entirety of each proposed director nominee’s credentials. As a general matter, the Committee will consider factors such as personal and professional ethics, integrity, commitment, judgment, independence, possible conflicts of interest, experience, diversity of background, availability, comparison to the approach of incumbent members of the Board of Directors, and ability to represent the interests of all shareholders, not just those of a particular philosophy or constituency.

The Nominating and Governance Committee will consider all information provided that it deems is relevant to a proposed director nominee’s nomination as a director of the Company. Following such consideration, the Committee may seek additional information regarding, and may request an interview with, any proposed director nominee whom it wishes to continue considering. Based upon all information available to it and any interviews it may have conducted, the Committee will meet to determine whether to recommend the proposed director nominee to the STERIS Board. The Committee will consider proposed director nominees recommended by shareholders on the same basis as proposed director nominees from other sources, subject to the procedures described herein and STERIS’s amended and restated code of regulations, as amended from time to time.

The Nominating and Governance Committee utilizes a variety of methods for identifying and evaluating director nominees. Candidates may be recommended by current members of the STERIS Board, third-party search firms or shareholders. The Nominating and Governance Committee generally does not consider recommendations for director nominees submitted by other constituencies. In order to preserve its impartiality, the Nominating and Governance Committee will not consider any recommendations from shareholders that are not submitted in accordance with the procedures set forth above.

NO OHIO APPRAISAL RIGHTS

Appraisal rights are statutory rights under the OGCL that enable shareholders who object to certain extraordinary transactions to demand that the corporation pay such shareholders the fair value of their shares instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction. Appraisal rights are not available to STERIS shareholders in connection with the Merger.

ACCOUNTING TREATMENT OF THE COMBINATION

STERIS will account for the acquisition of Synergy pursuant to the transaction agreement and using the acquisition method of accounting in accordance with U.S. GAAP. STERIS will allocate the final purchase price to the net tangible and identifiable intangible assets acquired and liabilities assumed based on their respective fair values as of the closing of the transaction. Any excess of the purchase price over those fair values will be recorded as goodwill.

Definite lived intangible assets will be amortized over their estimated useful lives. Intangible assets with indefinite useful lives and goodwill will not be amortized but will be tested for impairment at least annually. All intangible assets and goodwill are also tested for impairment when certain indicators are present. If in the future, STERIS determines that intangible assets or goodwill are impaired, an impairment charge would be recorded at that time.

The purchase price allocation reflected in the unaudited pro forma condensed consolidated financial statements included in this proxy statement/prospectus is based on preliminary estimates using assumptions that STERIS management believes are reasonable utilizing information currently available. The amount of the estimated purchase price allocated to goodwill and intangibles is approximately $1.9 billion. The final purchase price allocation will be based in part on detailed valuation studies which have not yet been completed. Differences between preliminary estimates in the pro forma statements and the final acquisition accounting will occur and could have a material impact on the pro forma statements and the combined company’s future results of operations and financial position. We expect to complete the final purchase price allocation no later than 12 months following the closing of the transaction.

WHERE YOU CAN FIND MORE INFORMATION

STERIS files annual reports with, and furnishes other reports and information to, the SEC. You may read and copy any document STERIS files with or furnishes to the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of these reports, as well as proxy and information statements and other information that STERIS files with or furnish to the SEC, at the Internet website maintained by the SEC, at www.sec.gov. The address of the SEC’s website is provided solely for the information of prospective investors and is not intended to be an active link. Please visit this website or call the SEC at 1-800-SEC-0330 for further information about its Public Reference Room. Reports and other information concerning the business of STERIS may also be inspected at the offices of the NYSE at 20 Broad Street, New York, New York 10005. In addition, you may obtain free copies of the documents STERIS files with the SEC, including the registration statement on Form S-4, of which this proxy statement/prospectus forms a part, by going to STERIS’s website at www.STERIS.com under the caption “Investors.” The Internet website address of STERIS is provided as an inactive textual reference only. The information provided on the Internet website of STERIS, other than copies of the documents listed below that have been filed with the SEC, is not part of this proxy statement/prospectus and, therefore, is not incorporated herein by reference.

New STERIS has filed a registration statement on Form S-4, including the exhibits and annexes thereto, with the SEC under the Securities Act, to register the New STERIS ordinary shares that STERIS shareholders will receive in connection with the Merger. This proxy statement/prospectus is a part of that registration statement as well as a proxy statement with respect to the special meeting of STERIS shareholders to approve the Merger. New STERIS may also file amendments to the registration statement. This proxy statement/prospectus does not contain all of the information set forth in the registration statement, and some parts have been omitted in accordance with the rules and regulations of the SEC. You should read the registration statement on Form S-4 and the exhibits and schedules filed with the registration statement as they contain important information about STERIS and New STERIS and the New STERIS ordinary shares.

Each of STERIS and New STERIS undertake to provide without charge to STERIS shareholders, upon request, by first class mail or other equally prompt means, within one (1) business day of receipt of the request, a copy of any or all of the documents incorporated by reference into this proxy statement/prospectus, other than the exhibits to these documents, unless the exhibits are specifically incorporated by reference into the information that this proxy statement/prospectus incorporates.

Requests for copies of the filings of STERIS and New STERIS should be directed to:

STERIS Corporation

Attn: Investor Relations

5960 Heisley Road

Mentor, OH 44060

Synergy makes its annual and interim reports and other information available on its website www.synergyhealthplc.com. Information contained in or otherwise accessible through this website is not a part of this document.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows STERIS to “incorporate by reference” certain information filed with or furnished to the SEC, which means that STERIS can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this proxy statement/prospectus. With respect to this proxy statement/prospectus, information that STERIS later files with or furnishes to the SEC and that is incorporated by reference will automatically update and supersede information in this proxy statement/prospectus and information previously incorporated by reference into this proxy statement/prospectus.

Each document incorporated by reference into this proxy statement/prospectus is current only as of the date of such document, and the incorporation by reference of such document is not intended to create any implication that there has been no change in the affairs of STERIS since the date of the relevant document or that the information contained in such document is current as of any time subsequent to its date. Any statement contained in such incorporated documents is deemed to be modified or superseded for the purpose of this proxy statement/prospectus to the extent that a subsequent statement contained in another document that is incorporated by reference into this proxy statement/prospectus at a later date modifies or supersedes that statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus.

This proxy statement/prospectus incorporates by reference the following documents and information filed by STERIS with the SEC (other than, in each case, documents or information deemed to have been “furnished” and not “filed” in accordance with SEC rules):

STERIS Filings and Reports (SEC File Number: 0001-14643)

•	STERIS Annual Report on Form 10-K, for the fiscal year ended March 31, 2014, filed with the SEC on May 29, 2014;

•	STERIS Quarterly Reports on Form 10-Q filed with the SEC on August 8, 2014 and November 4, 2014; and

•	STERIS Current Reports on Form 8-K, filed with the SEC on April 2, 2014, May 8, 2014 (however, we do not incorporate by reference any information under Item 2.02, Results of Operations and Financial Condition), May 9, 2014, August 5, 2014 (however, we do not incorporate by reference any information under Item 2.02, Results of Operations and Financial Condition), October 14, 2014, November 4, 2014 (however, we do not incorporate by reference any information under Item 2.02, Results of Operations and Financial Condition), November 26, 2014, December 10, 2014 and January 9, 2015.

All documents filed by STERIS under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement/prospectus and prior to the date of the special meeting will be incorporated by reference into this proxy statement/prospectus, other than the portions of such documents not deemed to be filed.

You may obtain copies of these documents in the manner described under “Where You Can Find More Information.”

THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE THE SOLICITATION OF A PROXY IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH PROXY SOLICITATION IN THAT JURISDICTION. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT/PROSPECTUS TO VOTE YOUR SHARES AT THE SPECIAL MEETING. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS.

THIS PROXY STATEMENT/PROSPECTUS IS DATED FEBRUARY 6, 2015. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE.

SYNERGY HEALTH PLC: INDEX TO FINANCIAL STATEMENTS

Condensed Consolidated Income Statement

for the Period Ended September 28, 2014

		Six months ended 28 September 2014	Six months ended 29 September 2013	Period ended 30 March 2014
	Note	£’000	£’000	£’000
Continuing operations
Revenue	6	197,506	192,130	380,453
Cost of sales		(110,558)	(115,248)	(224,729)

Gross profit		86,948	76,882	155,724
Administrative expenses
– Administration expenses excluding amortization of acquired intangibles		(54,808)	(47,922)	(97,664)
– Amortization of acquired intangibles		(4,298)	(4,419)	(8,557)

		(59,106)	(52,341)	(106,221)

Operating profit	6	27,842	24,541	49,503
Finance income		2,066	2,102	4,141
Finance costs		(5,252)	(5,287)	(10,751)

Net finance costs		(3,186)	(3,185)	(6,610)

Profit before tax		24,656	21,356	42,893
Income tax	8	(6,252)	(4,339)	(8,628)

Profit for the period		18,404	17,017	34,265

Attributable to:
Equity holders of the parent		18,281	16,864	33,949
Non-controlling interests		123	153	316

		18,404	17,017	34,265

Earnings per share
Basic	10	31.02p	28.78p	57.81p
Diluted	10	30.75p	28.27p	57.05p

Condensed Consolidated Statement of Comprehensive Income

for the Period Ended September 28, 2014

	Six months ended 28 September 2014 £’000	Six months ended 29 September 2013 £’000	Period ended 30 March 2014 £’000
Profit for the period	18,404	17,017	34,265

Other comprehensive income/(expense) for the period:
Items that are or may be reclassified to profit or loss
Exchange differences on translation of foreign operations	(7,297)	(10,659)	(17,844)
Cash flow hedges – fair value movement in equity	(758)	(1,037)	(830)
Cash flow hedges – reclassified and reported in net profit	830	1,385	1,385
Related tax movements	(14)	—	(145)
Items that will never be reclassified to profit or loss
Actuarial loss on defined benefit pension plans	(1,823)	(3,191)	(3,066)
Related tax movements	330	159	159

	(8,732)	(13,343)	(20,341)

Total comprehensive income for the period	9,672	3,674	13,924

Attributable to:
Equity holders of the parent	9,571	3,560	13,701
Non-controlling interests	101	114	223

	9,672	3,674	13,924

Consolidated Statement of Financial Position

at September 28, 2014

	Note	At 28 September 2014 £’000	At 29 September 2013 £’000	At 30 March 2014 £’000
Non-current assets
Goodwill		215,326	218,689	216,246
Other intangible assets		47,108	51,607	48,685
Property, plant and equipment	12	283,644	267,976	259,807
Investments		910	401	382
Trade and other receivables		2,842	1,594	3,020

Total non-current assets		549,830	540,267	528,140

Current assets
Inventories		14,625	13,587	13,477
Asset held for sale		2,733	—	2,765
Trade and other receivables		81,400	67,616	61,530
Cash and cash equivalents		38,436	42,809	33,811

Total current assets		137,194	124,012	111,583

Total assets		687,024	664,279	639,723

Capital and reserves attributable to the Group’s equity holders
Share capital		369	368	368
Share premium account		89,951	89,462	89,909
Translation reserve		17,433	31,839	24,708
Cash flow hedging reserve		(606)	(1,037)	(664)
Merger reserve		106,757	106,757	106,757
Retained earnings		132,091	110,090	123,025

Equity attributable to equity holders of the parent		345,995	337,479	344,103
Non-controlling interests		2,446	1,487	2,473

Total equity		348,441	338,966	346,576

Current liabilities
Interest bearing loans and borrowings		2,808	2,645	3,935
Trade and other payables		81,391	69,777	68,412
Derivative financial instruments		758	1,037	830
Current tax liabilities		10,350	6,456	6,731
Short-term provisions	11	2,354	354	2,472

Total current liabilities		97,661	80,269	82,380

Non-current liabilities
Interest bearing loans and borrowings		208,433	208,965	177,455
Retirement benefit obligations		16,672	17,927	16,882
Deferred tax liabilities		8,245	8,662	7,529
Trade and other payables		852	421	913
Provisions	11	6,503	8,739	7,754
Deferred government grants		217	330	234

Total non-current liabilities		240,922	245,044	210,767

Total liabilities		338,583	325,313	293,147

Total equity and liabilities		687,024	664,279	639,723

Consolidated Cash Flow Statement

for the Period Ended September 28, 2014

	At 28 September 2014 £’000	At 29 September 2013 £’000	At 30 March 2014 £’000
Profit for the period	18,404	17,017	34,265
Adjustments	22,536	27,480	60,768

Cash generated from operations	40,940	44,497	95,033
Income tax paid	(2,873)	(5,722)	(10,162)

Net cash from operating activities	38,067	38,775	84,871

Cash flows from investing activities
Acquisition of subsidiaries – net of cash	(10,624)	(37)	(1,558)
Acquisition of investments	(495)	—	—
Purchase of property, plant and equipment (PPE)	(32,087)	(20,893)	(39,243)
Purchase of intangible assets	(1,104)	(731)	(1,671)
Proceeds from sale of PPE	1,257	289	647
Payment of pre-acquisition liabilities	(6,676)	—	—
Interest received	820	907	1,609

Net cash used in investing activities	(48,909)	(20,465)	(40,216)

Cash flows from financing activities
Dividends paid	(8,372)	(7,521)	(12,563)
Dividend paid to non-controlling interest	(134)	—	(173)
Proceeds from borrowings	45,119	51,696	58,302
Repayment of borrowings	(14,068)	(36,771)	(70,643)
Repayment of hire purchase loans and finance leases	(1,631)	(1,129)	(2,349)
Interest paid	(3,788)	(3,252)	(6,836)
Proceeds from issue of shares	43	364	814
Purchase of treasury shares	—	(3,046)	(3,046)
Proceeds from issue of shares – non-controlling interest	—	—	1,105

Net cash from / (used in) financing activities	17,169	341	(35,389)

Net increase in cash and bank overdrafts	6,327	18,651	9,266
Cash and bank overdrafts at beginning of period	32,263	25,189	25,189
Exchange differences	(486)	(1,031)	(2,192)

Cash and bank overdrafts at end of period	38,104	42,809	32,263

	At 28 September 2014 £’000	At 29 September 2013 £’000	At 30 March 2014 £’000
Cash generated from operations
Profit for the period	18,404	17,017	34,265
Adjustments for:
– depreciation and impairments	19,805	21,010	39,297
– amortisation of intangible assets	4,817	4,844	9,406
– equity-settled share-based payments	650	1,051	1,112
– loss on sale of tangible fixed assets	1	222	1,463
– curtailment and cessation gains on defined benefit pension schemes	(932)	(716)	(716)
– finance income	(2,066)	(2,102)	(4,141)
– finance costs	5,252	5,287	10,751
– income tax expense	6,252	4,339	8,628
Changes in working capital:
– inventories	(956)	1,479	1,349
– trade and other receivables	(8,545)	(2,081)	1,417
– trade, other payables and provisions	(1,742)	(5,853)	(7,798)

Cash generated from operations	40,940	44,497	95,033

Condensed Consolidated Statement of Changes in Equity

for the Period Ended September 28, 2014

	Share capital £’000	Share premium £’000	Treasury share reserve £’000	Merger reserve £’000	Cash flow hedging reserves £’000	Translation reserve £’000	Retained earnings £’000	Total attributable to equity holders of the parent £’000	Non- controlling interest £’000	Total equity £’000
Balance at 31 March 2013	365	89,098	—	106,757	(1,385)	42,459	105,774	343,068	1,307	344,375

Profit for the period	—	—	—	—	—	—	16,864	16,864	153	17,017
Other comprehensive income/(expense):
Translation of foreign operations	—	—	—	—	—	(10,620)	—	(10,620)	(39)	(10,659)
Net movements on cash flow hedges	—	—	—	—	348	—	—	348	—	348

Actuarial movement net of tax	—	—	—	—	—	—	(3,032)	(3,032)	—	(3,032)

Total comprehensive income for the period	—	—	—	—	348	(10,620)	13,832	3,560	114	3,674
Transactions with owners of the Company recognised directly in equity:
Non-controlling interest created in the period	—	—	—	—	—	—	—	—	238	238
Distribution paid to non-controlling interest	—	—	—	—	—	—	—	—	(172)	(172)
Dividends paid	—	—	—	—	—	—	(7,521)	(7,521)	—	(7,521)
Issue of shares	3	364	—	—	—	—	—	367	—	367
Purchase of treasury shares	—	—	(3,046)	—	—	—	—	(3,046)	—	(3,046)
Issue/allocation of treasury shares	—	—	3,046	—	—	—	(3,046)	—	—	—
Share-based payments (net of tax)	—	—	—	—	—	—	1,051	1,051	—	1,051

Balance at 29 September 2013	368	89,462	—	106,757	(1,037)	31,839	110,090	337,479	1,487	338,966

Profit for the period	—	—	—	—	—	—	17,085	17,085	163	17,248
Other comprehensive income/(expense):
Translation of foreign operations	—	—	—	—	—	(7,131)	—	(7,131)	(54)	(7,185)
Net movements on cash flow hedges	—	—	—	—	62	—	—	62	—	62
Actuarial movement net of tax	—	—	—	—	—	—	125	125	—	125

Total comprehensive income for the period	—	—	—	—	62	(7,131)	17,210	10,141	109	10,250
Transactions with owners of the Company recognised directly in equity:
Dividends paid	—	—	—	—	—	—	(5,042)	(5,042)	—	(5,042)
Non-controlling interest created in the period	—	—	—	—	—	—	—	—	867	867
Movement in non-controlling interest	—	—	—	—	—	—	—	—	10	10
Issue of shares	—	447	—	—	—	—	—	447	—	447
Share-based payments (net of tax)	—	—	—	—	—	—	1,078	1,078	—	1,078
Share-based payments (net of tax)	—	—	—	—	311	—	(311)	—	—	—

Balance at 30 March 2014	368	89,909	—	106,757	(664)	24,708	123,025	344,103	2,473	346,576

	Share capital £’000	Share premium £’000	Treasury share reserve £’000	Merger reserve £’000	Cash flow hedging reserves £’000	Translation reserve £’000	Retained earnings £’000	Total attributable to equity holders of the parent £’000	Non- controlling interest £’000	Total equity £’000
Profit for the period	—	—	—	—	—	—	18,281	18,281	123	18,404
Other comprehensive income/(expense):
Translation of foreign operations	—	—	—	—	—	(7,275)	—	(7,275)	(22)	(7,297)
Net movements on cash flow hedges	—	—	—	—	58	—	—	58	—	58
Actuarial movement net of tax	—	—	—	—	—	—	(1,493)	(1,493)	—	(1,493)

Total comprehensive income for the period	—	—	—	—	58	(7,275)	16,788	9,571	101	9,672
Transactions with owners of the Company recognised directly in equity:
Movement in non-controlling interest	—	—	—	—	—	—	—	—	(128)	(128)
Dividends paid	—	—	—	—	—	—	(8,372)	(8,372)	—	(8,372)
Issue of shares	1	42	—	—	—	—	—	43	—	43
Share-based payments (net of tax)	—	—	—	—	—	—	650	650	—	650

Balance at 28 September 2014	369	89,951	—	106,757	(606)	17,433	132,091	345,995	2,446	348,441

The accompanying accounting policies and notes form part of these financial statements.

Notes to the Financial Statements

Note 1. General Information

Synergy Health plc (‘the Company’) and its subsidiaries (together ‘the Group’) deliver a range of specialist outsourced services to health-related markets. The Company is registered in England and Wales under company registration number 3355631 and its registered office is Ground Floor Stella, Windmill Hill Business Park, Whitehill Way, Swindon, Wiltshire, SN5 6NX.

These condensed consolidated interim financial statements were approved for issue by the board of directors of Synergy on 4 November 2014.

Note 2. Summary of Significant Accounting Policies

Basis of Preparation

These condensed consolidated interim financial statements of the Group are for the six months ended 28 September 2014. The condensed consolidated interim financial statements for the six months to 28 September 2014 have not been audited or reviewed by auditors pursuant to the Auditing Practices Board guidance on Review of Interim Financial Information.

The condensed consolidated interim financial statements have been prepared on the basis of the accounting policies set out in the Group’s latest annual financial statements for the period ended 30 March 2014 which are presented beginning on page F-18. These accounting policies are drawn up in accordance with the recognition and measurement requirements of International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (“IASB”).

Going Concern

The Synergy Directors have reviewed the Group’s medium-term forecasts through to November 2015 along with reasonable possible changes in trading performance and foreign currencies, to determine whether the committed banking facilities are sufficient to support the Group’s projected liquidity requirements, and whether the forecast earnings are sufficient to meet the covenants associated with the banking facilities.

After making enquiries, the Synergy Directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future, and have continued to adopt the going concern basis in preparing the condensed consolidated interim financial statements.

Significant Accounting Policies

The condensed consolidated interim financial statements have been prepared under the historical cost convention except that derivative financial instruments are stated at their fair value. Except as described below, the accounting policies adopted in the preparation of the condensed consolidated interim financial statements are the same as those followed in the preparation of the Group’s annual financial statements for the period ended 30 March 2014.

Note 3. Statement of Compliance

These condensed consolidated interim financial statements have been prepared and approved by the Directors in accordance with International Accounting Standard (IAS) 34 ‘Interim Financial Reporting’ as adopted by the IASB (adopted IAS 34) and with the Disclosure and Transparency Rules of the UK Financial Services Authority. These condensed consolidated interim financial statements have not been audited or reviewed by the Group’s auditors in accordance with International Standard on Review Engagements 2410 issued by the Auditing Practices Board. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group as at and for the period ended 30 March 2014.

Note 4. Financial Risk Management

The primary risks arising from the Group’s financial instruments are interest rate risk, foreign currency risk, credit risk and liquidity risk. These risks and the Group’s financial risk management objectives and policies are consistent with that disclosed in the consolidated financial statements as at and for the period ended 30 March 2014.

Note 5. Estimates

The preparation of the condensed consolidated interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

Except as described below, in preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation and uncertainty were the same as those that applied to the consolidated financial statements as at and for the period ended 30 March 2014.

During the 6 months ended 28 September 2014, management reassessed its estimates in respect of actuarial assumptions in relation to the Group’s defined benefit pension schemes using professional advice and relevant market benchmark data for discount rates and inflation.

Note 6. Segmental Information

The Group is organised into three operating segments: Applied Sterilisation Technologies and Laboratory Services (“AST”), Hospital Sterilisation Services (“HSS”), and Healthcare Solutions. This represents a change from the reportable segments adopted in previous years, following a restructuring of the Group’s internal organisation on 1 April 2014. The comparative information disclosed below for previous periods has been restated.

Information on these segments is reported to the chief operating decision maker (‘CODM’) for the purposes of resource allocation and assessment of performance. The chief operating decision maker has been identified as the Board of Directors. The CODM monitors the performance of the operating segments based on adjusted operating profit, being operating profit excluding the impact of amortisation on acquired intangibles and non-recurring items. Segment information is presented below.

Six month period ended 28 September 2014	AST 2014 £’000	HSS 2014 £’000	Healthcare Solutions 2014 £’000	Total 2014 £’000
Revenue from external customers	67,031	82,956	47,519	197,506
Segment profit	23,272	8,704	3,450	35,426
Segment depreciation	9,026	3,048	7,731	19,805
Segment assets	446,592	142,155	98,277	687,024

Six month period ended 29 September 2013	AST restated 2013 £’000	HSS restated 2013 £’000	Healthcare Solutions restated 2013 £’000	Total restated 2013 £’000
Revenue from external customers	60,385	81,395	50,350	192,130
Segment profit	20,432	8,348	3,493	32,273
Segment depreciation	8,466	3,873	8,671	21,010
Segment assets	420,265	135,141	108,873	664,279

Period ended 30 March 2014	AST restated 2014 £’000	HSS restated 2014 £’000	Healthcare Solutions restated 2014 £’000	Total restated 2014 £’000
Revenue from external customers	120,378	158,738	101,337	380,453
Segment profit	41,045	16,781	9,371	67,197
Segment depreciation	16,741	6,349	16,207	39,297
Segment assets	410,296	124,189	105,238	639,723

The table below reconciles the total segment profit above, to the Group’s operating profit and profit before tax:

	At 28 September 2014 £’000	At 29 September 2013 £’000	At 30 March 2014 £’000
Total segment profit	35,426	32,273	67,197
Unallocated amounts:
– Corporate expenses	(3,880)	(3,043)	(5,883)
– Non-recurring costs	594	(270)	(3,254)
Amortisation of acquired intangibles	(4,298)	(4,419)	(8,557)

Operating profit	27,842	24,541	49,503
Net finance costs	(3,186)	(3,185)	(6,610)

Profit before tax	24,656	21,356	42,893

IFRS 8 Operating Segments requires the Group to disclose information about the extent of its reliance on its major customers. The Group has no single customer making up more than 10% of total revenue.

The table below analyses the Group’s revenue from external customers, and non-current assets other than financial instruments, investment properties, and deferred taxation, by geography.

	At 28 September 2014 £’000 Revenue	Non-current assets	At 29 September 2013 £’000 Revenue	Non-current assets	At 30 March 2014 £’000 Revenue	Non-current assets
UK	78,762	146,101	73,069	143,873	147,859	146,191
Netherlands	41,982	110,642	46,429	121,243	92,528	116,200
USA	37,348	42,964	40,472	43,125	76,009	41,793
Rest of World	39,414	250,123	32,160	232,026	64,057	223,956

	197,506	549,830	192,130	540,267	380,453	528,140

Note 7. Non-recurring Items and Acquisition-related Costs

In the period to 28 September 2014, non-recurring items of £594,000 have been credited in arriving at operating profit. This included costs of £285,000 related to acquisition transaction fees and a credit of £932,000 relates to a cessation gain on a component of the Group’s retirement benefit obligations.

In the period to 29 September 2013, non-recurring items of £270,000 have been charged in arriving at operating profit, including £160,000 of acquisition transaction costs.

In the year to 30 March 2014, non-recurring items of £3,254,000 were charged in arriving at operating profit. £1,400,000 related to acquisition transaction fees. The most significant component of this cost was £600,000 (net of the reimbursement of costs under an exclusivity agreement) relating to an ultimately unsuccessful acquisition. Within the Netherlands, we incurred restructuring costs of £1,800,000 on the closure of two laundries and two wash centres, along with the conversion of a laundry to a wash centre.

Note 8. Tax

	At 28 September 2014 £’000	At 29 September 2013 £’000	At 30 March 2014 £’000
Current tax:
UK tax	2,191	1,045	4,414
Overseas tax	4,300	3,702	8,707
Adjustment in respect of prior periods	—	—	(2,507)

Total current tax	6,491	4,747	10,614
Deferred tax:
Origination and reversal of temporary differences	(239)	(63)	(919)
Adjustment in respect of prior periods	—	—	(228)
Effect of rate change	—	(345)	(839)

Total deferred tax	(239)	(408)	(1,986)

Total tax in income statement	6,252	4,339	8,628

The Group’s effective tax rate for the period on earnings before non-recurring items and the amortisation of acquired intangibles was 23.9% (2013: 24.0%) and this should be sustainable over the full year.

UK corporation tax is calculated at 21% (2013: 23%) of the estimated assessable profit for the year. Taxation for overseas operations is calculated at the local prevailing rates.

A reduction in the UK corporation tax rate from 24% to 23% (effective from 1 April 2013) was substantively enacted on 3 July 2012, and further reductions to 21% (effective from 1 April 2014) and 20% (effective from 1 April 2015) were substantively enacted on 2 July 2013. This will reduce the Company’s future current tax charge accordingly.

Note 9. Dividends

	At 28 September 2014 £’000	At 29 September 2013 £’000	At 30 March 2014 £’000
Amounts recognised as distributions to equity holders in the period:
Final dividend for the period ended 31 March 2013 of 12.80p per share	—	7,521	7,521
Interim dividend for the period ended 30 March 2014 of 8.57p per share	—	—	5,042
Final dividend for the period ended 30 March 2014 of 14.20p (2013: 12.80p) per share	8,372	—	—

	8,372	7,521	12,563

The Directors have decided not to propose an interim dividend for the year ending 29 March 2015.

Note 10. Earnings Per Share

	At 28 September 2014 £’000	At 29 September 2013 £’000	At 30 March 2014 £’000
Earnings
Earnings for the purposes of basic earnings per share being net profit attributable to equity holders of the parent	18,281	16,864	33,949

	Shares ’000	Shares ’000	Shares ’000
Number of shares
Weighted average number of ordinary shares for the purposes of basic earnings per share	58,940	58,600	58,726
Effect of dilutive potential ordinary shares:
Share options	495	1,051	784

Weighted average number of ordinary shares for the purposes of diluted earnings per share	59,435	59,651	59,510

Earnings per ordinary share
Basic	31.02p	28.78p	57.81p
Diluted	30.75p	28.27p	57.05p

	£’000	£’000	£’000
Adjusted earnings per share
Operating profit	27,842	24,541	49,503
Amortisation of acquired intangible assets	4,298	4,419	8,557
Non-recurring items	(594)	270	3,254

Adjusted operating profit	31,546	29,230	61,314
Net finance costs	(3,186)	(3,185)	(6,610)

Adjusted profit on ordinary activities before taxation	28,360	26,045	54,704
Taxation on adjusted profit on ordinary activities	(6,770)	(6,240)	(12,933)
Non-controlling interest	(123)	(153)	(316)

Adjusted net profit attributable to equity holders of the parent	21,467	19,652	41,455

Adjusted basic earnings per share	36.42p	33.54p	70.59p
Adjusted diluted earnings per share	36.12p	32.94p	69.66p

Note 11. Provisions

	Cobalt disposal costs £’000	Environmental provision £’000	Other provisions £’000	Total £’000
At 31 March 2013	5,289	149	5,251	10,689
Additional provision in the period	176	—	285	461
Unwinding of discounting	40	—	—	40
Utilised in the period	—	(40)	(1,615)	(1,655)
Reclassification to other non-current liabilities	—	—	(412)	(412)
Exchange differences	(9)	—	(21)	(30)

At 29 September 2013	5,496	109	3,488	9,093
Additional provision in the period	443	—	1,483	1,926
Unwinding of discounting	54	—	—	54
Utilised in the period	(102)	(22)	(1,039)	(1,163)
Reclassification to other non-current liabilities	—	—	412	412
Exchange differences	(14)	(3)	(79)	(96)

At 30 March 2014	5,877	84	4,265	10,226
Additional provision in the period	—	—	—	—
Unwinding of discounting	20	—	190	210
Utilised in the period	—	(79)	(2,333)	(2,412)
Acquired with businesses during the period	—	—	969	969
Exchange differences	(54)	(5)	(77)	(136)

At 28 September 2014	5,843	—	3,014	8,857

Included in current liabilities				2,354
Included in non-current liabilities				6,503

				8,857

The cobalt disposal provision recognises a potential decommissioning liability in respect of certain types of cobalt used in some of the Group’s AST sites. It is anticipated that the provision will be utilised as the cobalt to which the provision relates reaches the end of its useful economic life. Other provisions include provisions against vacated properties and other restructuring costs.

Note 12. Property, Plant and Equipment

During the period ended 28 September 2014, the Group purchased assets with a total cost of approximately £32.9 million (29 September 2013: £17.8 million).

Note 13(a), Acquisition of Subsidiary – Bioster

On 15 May 2014, the Group acquired the entire issued share capital of Bioster S.p.A. and associated companies (‘Bioster’).

Bioster Group operates ethylene oxide and electron beam sterilisation facilities in Italy, Slovakia, and the Czech Republic, providing sterilisation services to the medical device, pharmaceutical and packaging industries. In addition, it operates a hospital sterilisation services (‘HSS’) business in Italy.

The provisional fair value of the net assets acquired and the related consideration were as follows:

Fair value £’000
Property, plant and equipment	16,550
Intangible assets	3,351
Investments	9
Inventories	80
Trade and other receivables	11,871
Cash and cash equivalents	280
Borrowings due within one year	(3,517)
Trade and other payables	(14,954)
Corporation tax payable	(122)
Bank overdraft	(1,902)
Borrowings due after one year	(4,073)
Other provisions	(1,007)
Deferred taxation liabilities	(1,724)

Fair value of assets acquired	4,842
Cash consideration	8,980

Goodwill arising on acquisition	4,138

The goodwill arising on the acquisition of the business is attributable to the assembled workforce and the synergies generated following the integration of Bioster into the Group.

In accordance with IFRS3 (revised) Business Combinations management have made adjustments to the local book values of net assets acquired to arrive at the fair value disclosed above. The most significant of these adjustments include the recognition of intangible assets (customer lists), the recognition of deferred taxation liabilities, and the application of IFRS to the recognition of assets under finance leases and the associated finance lease liabilities.

Total transaction costs of £353,000 were incurred in the acquisition of Bioster Group and were expensed within non-recurring items and acquisition-related costs.

During the period, the Bioster Group contributed £6,524,000 to revenue and £1,134,000 to operating profit.

Summary of cash flows:

£’000
Cash consideration	8,980
Net overdraft acquired with business	1,622

Acquisition of subsidiaries – net of cash	10,602

Note 13(b). Acquisition of Subsidiary – Genon

In the previous financial year, the Group acquired the entire issued share capital of Genon Laboratories Limited (‘Genon’), a company incorporated in England and Wales, as part of its strategy to expand the scale of its laboratory services business.

The provisional fair value of the net assets acquired and the related consideration were as follows:

Fair value £’000
Intangible assets	1,331
Inventories	10
Trade and other receivables	264
Cash and cash equivalents	670
Trade and other payables	(424)
Deferred taxation liabilities	(266)

Fair value of assets acquired	1,585

Cash consideration	2,025
Deferred consideration	20
Contingent consideration	500

Total consideration	2,545

Goodwill arising on acquisition	960

The goodwill arising on the acquisition of the business is attributable to the assembled workforce and the synergies generated following the integration of Genon into the Group.

In accordance with IFRS 3 (revised) (Business combinations), management have made adjustments to the book value of net assets acquired to arrive at the fair values disclosed above. The most significant of these is the recognition of intangibles assets (customer lists).

Total transaction costs of £46,000 were incurred in the acquisition and were expensed within non-recurring items and acquisition-related costs. During the period, the Genon business contributed £405,000 to revenue and £179,000 to operating profit.

Summary of cash flows:

£’000
Cash consideration	2,025
Cash acquired with business	(670)

Acquisition of subsidiaries – net of cash	1,355

Summary of deferred consideration

£’000
At acquisition	520

As at 28 September 2014	520

Note 13(c). Acquisition of Subsidiary – SH Logistics

As part of the acquisition of Isotron plc and its group in 2007, the Group obtained a 50% interest in a jointly-controlled entity, Synergy Health Logistics B.V. (previously named Isotron Logistics B.V.) (‘SH Logistics’), whose principal activity is the provision of logistics consultancy and which is incorporated and operates in the Netherlands. In the previous financial year, the Group purchased the remaining 50% of the issued share capital of SH Logistics from the joint venture partner.

The provisional fair value of the net assets acquired and the related consideration were as follows:

Fair value £’000
Cash and cash equivalents	8
Fair value of assets acquired	8

Cash consideration	134
Deferred consideration	134

Total consideration	268

Goodwill arising on acquisition	260

The goodwill arising on the acquisition is attributable to the assembled workforce and the synergies generated following the integration of the remaining 50% of the business into the Group.

Total transaction costs of £18,000 were incurred in the acquisition and were expensed within non-recurring items and acquisition-related costs. During the period, the Group’s increased ownership of the SH Logistics business contributed £249,000 to revenue and £58,000 to operating profit.

Summary of cash flows:

£’000
Cash consideration	134
Cash acquired with business	(8)

Acquisition of subsidiaries – net of cash	126

Summary of deferred consideration

£’000
At acquisition	134

As at 28 September 2014	134

Note 14. Post Balance Sheet Events

On 13 October 2014, Synergy announced a recommended cash and equity share offer by STERIS Corporation, Inc. (‘STERIS’), pursuant to which Synergy and STERIS will combine if appropriate approvals are obtained. A copy of this announcement has been posted to shareholders. The combination is subject to approval by Synergy and STERIS shareholders. It is also subject to certain regulatory approvals as set out in the announcement. Should the combination proceed, the Group would recognise among other things transaction costs and accelerated share option costs.

On 12 October 2014, the Group acquired the entire issued share capital of IDtek Track-and-Trace SA (‘IDtek’), a company incorporated in Switzerland, gaining control of the company and its subsidiaries. Cash and deferred contingent consideration amounted to CHF 5 million.

There were no other material events subsequent to the year end and up to 4 November 2014, the date of approval of the Financial Statements by the Board.

Independent Auditors’ Report

The Board of Directors

Synergy Health plc:

We have audited the accompanying consolidated statements of financial position of Synergy Health plc and its subsidiaries as of 30 March 2014 and 31 March 2013 and the related consolidated statements of income, comprehensive income, changes in equity, and consolidated cash flows for the years ended 30 March 2014, 31 March 2013 and 1 April 2012.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Synergy Health plc and its subsidiaries as of 30 March 2014 and 31 March 2013 and the results of their operations and their cash flows for the years ended 30 March 2014, 31 March 2013 and 1 April 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

(signed) KPMG LLP

Nottingham, United Kingdom

November 25, 2014

Consolidated Income Statement

for the Years Ended March 30, 2014, March 31, 2013 and April 1, 2012

	Note	2014 Total £’000	2013 Total £’000	2012 Total £’000
Continuing operations
Revenue	3	380,453	361,248	311,954
Cost of sales		(224,729)	(220,516)	(187,577)

Gross profit		155,724	140,732	124,377

Administrative expenses
– Administration expenses excluding amortisation of acquired intangibles		(97,664)	(86,960)	(78,884)
– Amortisation of acquired intangibles		(8,557)	(9,062)	(7,463)

		(106,221)	(96,022)	(86,347)

Operating profit		49,503	44,710	38,030
Finance income	6	4,141	4,060	4,455
Finance costs	7	(10,751)	(10,799)	(10,008)

Net finance costs		(6,610)	(6,739)	(5,553)

Profit before tax	4	42,893	37,971	32,477
Income tax	8	(8,628)	(7,081)	(7,656)

Profit for the year		34,265	30,890	24,821

Attributable to:
Equity holders of the parent		33,949	30,620	24,596
Non-controlling interests		316	270	225

		34,265	30,890	24,821

Earnings per share
Basic	10	57.81p	53.00p	44.51p
Diluted	10	57.05p	51.97p	43.71p

Consolidated Statement of Comprehensive Income

for the Years Ended March 30, 2014, March 31, 2013 and April 1, 2012

	Note	2014 £’000	2013 £’000	2012 £’000
Profit for the year		34,265	30,890	24,821
Other comprehensive income/(expense) for the year:
Items that are or may be reclassified to profit or loss
Exchange differences on translation of foreign operations		(17,844)	6,208	(9,210)
Cash flow hedges
– fair value movement in equity		(830)	(1,385)	(1,341)
– reclassified and reported in net profit		1,385	1,341	112
Related tax movements		(145)	—	—

		(17,434)	6,164	(10,439)
Items that will never be reclassified to profit or loss
Actuarial (loss)/gain on defined benefit pension plans	27	(3,066)	52	(7,941)
Related tax movements	20	159	(163)	1,707

		(2,907)	(111)	(6,234)

Other comprehensive (expense)/income for the year		(20,341)	6,053	(16,673)

		13,924	36,943	8,148

Total comprehensive income for the year
Attributable to:
Equity holders of the parent		13,701	36,649	7,970
Non-controlling interests		223	294	178

		13,924	36,943	8,148

Consolidated Statement of Financial Position

at March 30, 2014 and March 31, 2013

	Note	2014 £’000	2013 £’000
Non-current assets
Goodwill	11	216,246	223,453
Other intangible assets	12	48,685	56,289
Property, plant and equipment	13	259,807	279,705
Investments		382	435
Trade and other receivables	17	3,020	1,651

Total non-current assets		528,140	561,533

Current assets
Inventories	15	13,477	15,400
Asset held for sale	16	2,765	—
Trade and other receivables	17	61,530	66,630
Cash and cash equivalents		33,811	25,189

Total current assets		111,583	107,219

Total assets		639,723	668,752

Capital and reserves attributable to the Group’s equity holders
Share capital	23	368	365
Share premium account		89,909	89,098
Translation reserve		24,708	42,459
Cash flow hedging reserve		(664)	(1,385)
Merger reserve		106,757	106,757
Retained earnings		123,025	105,774

Equity attributable to equity holders of the parent		344,103	343,068
Non-controlling interest		2,473	1,307

Total equity		346,576	344,375

Current liabilities
Interest-bearing loans and borrowings	18	3,935	3,125
Trade and other payables	21	68,412	77,268
Derivative financial instruments		830	1,385
Current tax liabilities		6,731	6,942
Short term provisions	22	2,472	394

Total current liabilities		82,380	89,114

Non-current liabilities
Interest-bearing loans and borrowings	18	177,455	199,323
Retirement benefit obligations	27	16,882	15,953
Deferred tax liabilities	20	7,529	8,679
Trade and other payables	21	913	645
Provisions	22	7,754	10,295
Deferred government grants		234	368

Total non-current liabilities		210,767	235,263

Total liabilities		293,147	324,377

Total equity and liabilities		639,723	668,752

Consolidated Cash Flow Statement

for the Years Ended March 30, 2014, March 31, 2013 and April 1, 2012

	Note	2014 £’000	2013 £’000	2012 £’000
Profit for the year		34,265	30,890	24,821
Adjustments		60,768	60,159	57,538

Cash generated from operations		95,033	91,049	82,359
Income tax paid		(10,162)	(4,243)	(12,976)

Net cash generated from operating activities		84,871	86,806	69,383
Cash flows from investing activities
Acquisition of subsidiary – net of cash	24	(1,558)	(28,603)	(66,208)
Purchases of property, plant and equipment		(39,243)	(47,562)	(47,363)
Purchase of intangible assets		(1,671)	(1,573)	(2,808)
Proceeds from sale of property, plant and equipment and investment property		647	2,367	265
Receipt of government grants		—	—	128
Purchase of financial asset		—	(840)	—
Payment of pre-acquisition liabilities		—	(6,126)	—
Interest received		1,609	1,882	1,652

Net cash used in investing activities		(40,216)	(80,455)	(114,334)
Cash flows from financing activities
Dividends paid		(12,563)	(11,122)	(9,206)
Dividends paid to minority interest		(173)	—	—
Proceeds from borrowings		58,302	82,809	93,508
Repayment of borrowings		(70,643)	(89,506)	(47,497)
Repayment of hire purchase loans and finance leases		(2,349)	(2,711)	(2,949)
Interest paid		(6,836)	(7,508)	(6,713)
Proceeds from issue of shares		814	24,169	1,421
Proceeds from issue of shares – minority interest		1,105	—	—
Purchase of treasury shares		(3,046)	—	—

Net cash used in financing activities		(35,389)	(3,869)	28,564
Net increase in cash and bank overdrafts		9,266	2,482	(16,387)
Cash and bank overdrafts at beginning of period		25,189	21,986	38,781
Exchange differences		(2,192)	721	(408)

Cash and bank overdrafts at end of period		32,263	25,189	21,986

Cash generated from operations
Profit for the period		34,265	30,890	24,821
Adjustments for:
– depreciation		39,297	41,162	35,254
– amortisation of intangible assets		9,406	9,596	7,803
– equity-settled share-based payments		1,112	1,800	2,306
– gain on settlement of deferred consideration		—	(129)	290
– loss on sale of tangible fixed assets		1,463	100	817
– gain on sale of investment property		—	(601)	—
– curtailment and cessation gains on defined benefit pension schemes		(716)	(1,219)	—
– finance income		(4,141)	(4,060)	(4,455)
– finance costs		10,751	10,799	10,008
– income tax expense		8,628	7,081	7,656
Changes in working capital:
– inventories		1,349	3,331	2,280
– trade and other receivables		1,417	(898)	(2,722)
– trade, other payables and provisions		(7,798)	(6,803)	(1,699)

Cash generated from operations		95,033	91,049	82,359

Consolidated Statement of Changes in Equity

for the Years Ended March 30, 2014, March 31, 2013 and April 1, 2012

	Share capital £’000	Share premium £’000	Treasury share reserve £’000	Merger reserve £’000	Cash flow hedging reserves £’000	Translation reserve £’000	Retained earnings £’000	Total attributable to equity holders of the parent £’000	Non-controlling interest £’000	Total equity £’000
Balance at 3 April 2011	344	63,531	—	106,757	(112)	45,438	72,634	288,592	644	289,236

Total comprehensive income:
Profit	—	—	—	—	—	—	24,596	24,596	225	24,821
Other comprehensive income:	—	—	—	—	—	—	—	—	—
Translation of foreign operations	—	—	—	—	—	(9,163)	—	(9,163)	(47)	(9,210)
Net movements on cash flow hedges	—	—	—	—	(1,229)	—	—	(1,229)	—	(1,229)
Actuarial movement net of tax	—	—	—	—	—	—	(6,234)	(6,234)	—	(6,234)

Total comprehensive income for the year	—	—	—	—	(1,229)	(9,163)	18,362	7,970	178	8,148

Transactions with owners of the Company recognised directly in equity:
Dividends paid	—	—	—	—	—	—	(9,206)	(9,206)	—	(9,206)
Issue of shares	2	1,421	—	—	—	—	—	1,423	—	1,423
Share-based payments (net of tax)	—	—	—	—	—	—	2,052	2,052	—	2,052

Balance at 1 April 2012	346	64,952	—	106,757	(1,341)	36,275	83,842	290,831	822	291,653

Total comprehensive income:
Profit	—	—	—	—	—	—	30,620	30,620	270	30,890
Other comprehensive income:
Translation of foreign operations	—	—	—	—	—	6,184	—	6,184	24	6,208
Net movements on cash flow hedges	—	—	—	—	(44)	—	—	(44)	—	(44)
Actuarial movement net of tax	—	—	—	—	—	—	(111)	(111)	—	(111)

Total comprehensive income for the year	—	—	—	—	(44)	6,184	30,509	36,649	294	36,943

Transactions with owners of the Company recognised directly in equity:
Dividends paid	—	—	—	—	—	—	(11,122)	(11,122)	—	(11,122)
Non-controlling interest recognised on acquisition	—	—	—	—	—	—	—	—	191	191
Issue of shares	19	24,146	—	—	—	—	—	24,165	—	24,165
Share-based payments (net of tax)	—	—	—	—	—	—	2,545	2,545	—	2,545

Balance at 31 March 2013	365	89,098	—	106,757	(1,385)	42,459	105,774	343,068	1,307	344,375

Total comprehensive income:
Profit	—	—	—	—	—	—	33,949	33,949	316	34,265
Other comprehensive income:
Translation of foreign operations	—	—	—	—	—	(17,751)	—	(17,751)	(93)	(17,844)
Net movements on cashflow hedges	—	—	—	—	410	—	—	410	—	410
Actuarial movement net of tax	—	—	—	—	—	—	(2,907)	(2,907)	—	(2,907)

Total comprehensive income for the year	—	—	—	—	410	(17,751)	31,042	13,701	223	13,924

Transactions with owners of the Company recognised directly in equity
Dividends paid	—	—	—	—	—	—	(12,563)	(12,563)	—	(12,563)
Movement in non-controlling interest	—	—	—	—	—	—	—	—	(162)	(162)
Non-controlling interest recognised in the period	—	—	—	—	—	—	—	—	1,105	1,105
Issue of shares	3	811	—	—	—	—	—	814	—	814
Purchase of treasury shares	—	—	(3,046)	—	—	—	—	(3,046)	—	(3,046)
Issue / allocation of treasury of shares	—	—	3,046	—	—	—	(3,046)	—	—	—
Share-based payments (net of tax)	—	—	—	—	—	—	2,129	2,129	—	2,129
Transfers	—	—	—	—	311	—	(311)	—	—	—

Balance at 30 March 2014	368	89,909	—	106,757	(664)	24,708	123,025	344,103	2,473	346,576

The cash flow hedging reserve debit of £664,000 (2013: £1,385,000 debit and 2012: £1,341,000 debit) represents the fair value gains and losses on hedging arrangements that are effective and qualify for cash flow hedge accounting. The brought forward reserve of £1,385,000 (2013: £1,341,000) debit unwound during the year and revaluation of existing instruments at the balance sheet date gave rise to the closing reserve. The movement on cash flow hedges credit of £410,000 includes a £145,000 debit relating to deferred taxation. Deferred taxation relating to prior periods of £311,000 is included in transfers.

The share-based payment credit of £2,129,000 (2013: £2,545,000 and 2012: £2,052,000)) includes a debit of £357,000 (2013: credit £358,000 and 2012: debit £325,000)) relating to deferred taxation and a credit of £1,374,000 (2013: credit £527,000 and 2012: credit £420,000)) relating to current taxation.

The movement on the treasury share reserve relates to the purchase and reissue during the year of 270,500 treasury shares, in order to partially satisfy the exercise of share options.

The accompanying accounting policies and notes form part of these financial statements.

Notes to the Consolidated Financial Statements

for the Year Ended 30 March 2014

Note 1. General Information

Synergy Health plc (‘the Company’) and its subsidiaries (together ‘the Group’) deliver a range of specialist outsourced services to healthcare providers and other customers concerned with health management. The Company is registered in the United Kingdom under company registration number 3355631 and its registered office is Ground Floor Stella, Windmill Hill Business Park, Whitehill Way, Swindon, Wilts SN5 6NX.

The financial statements are rounded to the nearest thousand pounds and have been prepared and approved by the Directors in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (‘IASB’).

The information for the years ended 31 March 2014, 31 March 2013 and 31 March 2012 do not constitute the company’s statutory accounts for the years ended 31 March 2014, 31 March 2013 or 31 March 2012, but are derived from those accounts. Statutory accounts for those years have been delivered to the registrar of companies. The auditor has reported on those accounts; their reports were (i) unqualified, (ii) did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 498 (2) or (3) of the Companies Act 2006.

Note 2. Accounting Policies

Basis of Accounting

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries) made up to the nearest weekend to 31 March each year.

Basis of Consolidation

Control is achieved where the Company has the power to govern the financial and operating policies of an investee entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate. Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used in line with those used by the Group. All intra-Group transactions, balances, income and expenses are eliminated on consolidation.

Jointly-controlled entities are those entities over whose activities the Group has joint control established by contractual agreement. The consolidated financial statements include the Group’s proportionate share of the entities’ assets, liabilities, revenue and expenses, with items of a similar nature on a line-by-line basis, from the date that joint control commences until the date that joint control ceases.

Measurement Convention

The financial statements are prepared on the historical cost basis except as disclosed in the accounting policies set out below.

Going Concern

In adopting the going concern basis for preparing the financial statements the Directors have considered the Group’s business activities, the financial position of the Group and its cash flows and borrowing requirements, and the Group’s principal risks and uncertainties. Based on the Group’s cash flow forecasts and projections, the Board is satisfied that the Group will be able to operate within the level of its facilities for the foreseeable future. For this reason the Group continues to adopt the going concern basis in preparing its consolidated financial statements.

Business Combinations

The Group applies IFRS 3 (revised) ‘Business combinations’ in accounting for business combinations. The acquisition of subsidiaries is accounted for using the purchase method. The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed and equity instruments issued by the Group in exchange for control of the acquiree. The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition are recognised at their fair value at the acquisition date. Provisional fair value allocations are reviewed and if necessary adjusted no later than one year from the acquisition date. Costs that the Group incurs in connection with a business combination, other than those associated with the issue of debt or equity securities, are expensed as incurred.

Revenue Recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods and services provided in the normal course of business, net of discounts, VAT and other sales related taxes.

The principal activity of the Group is the provision of services but sometimes goods are also supplied, usually as part of a service offering. Revenue is recognised once the service has been completed and the Group has transferred the significant risks and rewards of ownership of the goods to the buyer. The Group does not participate in activities which need to be accounted for under long term contract accounting rules.

Non-recurring Items

Non-recurring income and expenses are those items that are one-off in nature and create significant volatility in reported earnings and are therefore reported separately in the income statement.

Retirement Benefit Costs

Payments to defined contribution retirement benefit schemes are charged as an expense as they fall due. Payments made to state-managed retirement benefit schemes are dealt with as payments to defined contribution schemes where the Group’s obligations under the schemes are equivalent to those arising in a defined contribution retirement benefit scheme.

For defined benefit schemes the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at each balance sheet date. Actuarial gains and losses are recognised in full in the period in which they occur and presented in the consolidated statement of comprehensive income. Past service cost is recognised immediately to the extent that the benefits are already vested.

The retirement benefit obligation recognised in the balance sheet represents the present value of the defined benefit obligation as adjusted for unrecognised past service cost, and as reduced by the fair value of scheme assets. Any asset resulting from this calculation is limited to past service cost plus the present value of available refunds and reductions in future contributions to the scheme.

Finance Charges and Income

Interest charges and income are accounted for on an accruals basis. Financing transaction costs that relate to financial liabilities are charged to interest expense by reference to the effective interest rate method and are recognised within the carrying value of the related financial liability on the balance sheet. Fees paid for the arrangement of credit facilities are recognised through the finance expense over the term of the facility. Where assets or liabilities on the Group balance sheet are carried at net present value, the increase in the amount due to unwinding the discount is recognised as a finance expense or finance income as appropriate.

Taxation

The tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on the taxable profit for that year. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. Furthermore, as the Group operates in many jurisdictions and is subject to tax audits which are complex and can take several years to conclude, the accrual for current tax includes provisions for uncertain tax positions which require estimates for each matter and the exercise of judgement in respect of the interpretation of tax laws and the likelihood of challenge of historic tax positions. As amounts provided in any year could differ from the eventual tax liabilities, subsequent adjustments may arise which may have a material impact on the Group’s tax rate and/or cash payments. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the liability method. Deferred tax liabilities are recognised for taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and joint ventures except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax is not recognised on taxable temporary differences arising on the initial recognition of goodwill or for temporary differences arising from the initial recognition of assets and liabilities in a transaction that is not a business combination and that affect neither accounting nor taxable profit.

Deferred tax is calculated at the tax rates that have been enacted or substantively enacted by the balance sheet date. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same tax authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Dividends

Final dividends are recorded in the financial statements in the period in which they are approved by the Group’s shareholders. Interim dividends are recorded in the period in which they are approved and paid.

Intangible Assets

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group’s interest in the fair value of the identifiable assets and liabilities of a subsidiary at the date of acquisition. Goodwill is initially recognised at cost and is subsequently measured at cost less any accumulated impairment losses. Goodwill is reviewed for impairment at least annually. Any impairment is recognised immediately in the income statement.

Other Intangible Assets

Intangible assets acquired by the Group are initially capitalised at fair value as at the date of the acquisition, and subsequently stated at carrying value less accumulated amortisation and impairment losses. Intangible assets are amortised from the date they are available for use. Amortisation is charged to the income statement on a straight-line basis over their estimated useful lives as follows:

Customer-related intangibles	5–15 years

Trade names	10 years

Costs incurred in setting up long term agreements are capitalised as intangible assets and amortised over the life of the contract to which the costs relate. Technology licences are amortised from the date that they generate economic benefit and over the period of that benefit.

Property, Plant and Equipment

Land and Buildings

The Group’s policy is not to revalue property for accounting purposes.

Depreciation

Depreciation is charged so as to write off the cost of tangible non-current assets (excluding cobalt), less estimated residual values, over their estimated useful lives in equal annual instalments as follows:

Freehold land	Not depreciated	Plant and machinery	3–20 years
Freehold property	50 years	Office equipment	3–5 years
Leasehold improvements	Period of lease	Cobalt	15 years
Assets in the course on construction	Not depreciated	Circulating inventory	1–5 years

Cobalt is depreciated over 15 years; the reducing balance method is used for the first eight years, then the residual net book value is depreciated on a straight-line basis over seven years. This method has been selected to align the depreciation charge with the radioactive decay profile of the Cobalt-60 isotope. Potential decommissioning costs are also capitalised and amortised over 15 years. A corresponding provision is recognised in the balance sheet on acquisition.

Circulating inventory mainly comprises linen textile assets provided to customers on a rental service basis. Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, over the term of the relevant lease.

During the year ended 30 March 2014, management reassessed the useful economic lives of certain assets to establish consistency across the Group. The net impact of this change in accounting estimate was a recurring and sustainable decrease of 4.3% to the Group’s depreciation charge.

Assets Held Under Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under hire purchase contracts are recognised as assets of the Group at their fair value or, if lower, the present value of the minimum lease payments, each determined at the inception of the lease. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability.

Rentals payable under operating leases are charged to income on a straight-line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are also spread on a straight-line basis over the lease term.

Impairment of Tangible and Intangible Assets

At each balance sheet date the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. An intangible asset with an indefinite useful life is tested for impairment annually and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. Any impairment in value is recognised in the income statement.

Investment Property

Investment properties are properties (land and buildings) which are held either to earn rental income or for capital appreciation or for both. Investment properties are stated at cost less accumulated depreciation. Depreciation is charged so as to write off the cost of the buildings over 50 years. Land is not depreciated.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost comprises direct materials and, where applicable, direct labour costs and those overheads that have been incurred in bringing the inventories to their present location and condition. Net realisable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution.

Provisions

Provisions are recognised when the Group has a present obligation as a result of past event, and it is probable that the Group will be required to settle that obligation. Provisions are measured at the Director’s best estimate of the expenditure required to settle the obligation at the balance sheet date, and are discounted to present value where appropriate.

Financial Instruments

Financial assets and financial liabilities are recognised on the Group’s balance sheet when the Group becomes a party to the contractual provisions of the instrument.

Trade Receivables

Trade receivables are non-derivative financial assets which arise when the Group provides goods or services directly to a third party, and where there is no intention of trading the financial asset. The receivables are initially recognised at fair value. They are subsequently measured at amortised cost using the effective interest method, less provision for impairment. Any change in their value through impairment or reversal of impairment is recognised in the income statement.

Provision against trade receivables is made when objective evidence is received that the Group will not be able to collect all amounts due to it in accordance with the original terms of those receivables. The amount of the write down is determined as the difference between the asset’s carrying amount and the present value of estimated future cash flows.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash on hand and demand deposits and other short term highly liquid investments that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

Overdrafts that are repayable on demand and form an integral part of the Group’s cash management are netted off against cash.

Financial Liabilities and Equity Instruments

Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into. An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities.

Bank Borrowings

Interest-bearing bank loans and overdrafts are initially recorded at fair value, net of direct issue costs. Finance charges, including premiums payable on settlement or redemption and direct issue costs, are accounted for on an accrual basis in profit or loss using the effective interest rate method and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

Trade Payables

Trade payables are initially measured at fair value and are subsequently measured at amortised cost using the effective interest rate method.

Equity Instruments

Equity instruments issued by the Company are recorded at the proceeds received net of direct issue costs.

Derivative Financial Instruments and Hedge Accounting

The Group’s activities expose it to the financial risks of changes in foreign currency exchange rates and interest rates. The Group uses floating to fixed interest rate swaps and foreign exchange forward contracts to manage these exposures. Some of these contracts are designated as cash flow hedges under IAS 39 ‘Financial instruments: recognition and measurement’. The Group does not use derivative financial instruments for speculative purposes. Derivative financial instruments are measured at fair value.

Changes in the fair value of derivative financial instruments that are designated and effective as hedges of future cash flows or against net investment in overseas subsidiaries are recognised directly in equity and any ineffective portion is recognised immediately in the income statement. If the cash flow hedge of a firm commitment or forecasted transaction results in the recognition of a non-financial asset or liability, then, at the time the asset or liability is recognised, the associated gains or losses on the derivative that had previously been recognised in equity are included in the initial measurement of the asset or liability. For hedges that do not result in the recognition of an asset or a liability, amounts deferred in equity are recognised in the income statement in the same period in which the hedged item affects net profit or loss.

Changes in the fair value of derivative financial instruments that do not qualify for hedge accounting are recognised in the income statement as they arise.

Hedge accounting is discontinued when the hedging instrument expires, or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. At that time any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to the income statement.

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not clearly related to those of the host contracts and the host contracts are not carried at fair value, with gains or losses reported in the income statement.

Foreign Currencies

The individual financial statements of each Group company are presented in the currency of the primary economic environment in which it operates (its functional currency). For the purpose of the consolidated financial statements, the results and financial position of each Group company are expressed in pounds Sterling, which is the functional currency of the Company, and the presentation currency for the consolidated financial statements.

In preparing the financial statement of the individual companies, transactions in currencies other than the entity’s functional currency (foreign currencies) are recorded at rates of exchange prevailing at the dates of the transactions. At each balance sheet date monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the retranslation of monetary items, are included in the income statement.

In order to manage its exposure to certain foreign exchange risks, the Group enters into forward contracts and options (see above for the details of the Group’s accounting policies in respect of such derivative financial instruments).

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Group’s foreign operations are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the date of transactions are used. Exchange differences arising, if any, are classified as equity and transferred to the Group’s translation reserve.

Share-based Payments

The Group has applied the requirements of IFRS 2 ‘Share-based payments’. In accordance with the transitional provisions, IFRS 2 has been applied to all grants of equity instruments after 7 November 2002 that were unvested at 3 April 2005.

The Group issues equity-settled share-based payments to certain employees. Equity-settled share-based payments are measured at fair value (excluding the effect of non-market-based vesting conditions) at the date of grant. The fair value of each award is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of shares that will eventually vest and adjusted for the effect of non-market-based vesting conditions. The level of vesting is reviewed annually; the charge is adjusted to reflect actual and estimated levels of vesting.

Fair value is measured by use of a Black-Scholes model except for the Long Term Incentive Plan awards which are subject to a Total Shareholder Return performance condition where a model following similar principles to the Monte Carlo approach is used. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.

Critical Accounting Estimates and Judgements

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Where estimates and associated assumptions are made they are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Key areas of judgement, and estimate uncertainty, are set out below.

•	Impairment tests have been undertaken with respect to goodwill (note 11) using commercial judgement and a number of assumptions and estimates have been made to support their carrying amounts. Sensitivity analysis as at 30 March 2014 and 31 March 2013 has indicated that no reasonable foreseeable change in the key assumptions used in the impairment model will result in a significant impairment charge being recorded in the financial statements. In addition, at 30 March 2014 a more detailed review has been carried out on the carrying value of Dutch linen business assets, and Chinese sterilisation business assets, focusing on whether these assets required impairment. Following the review, no impairment was judged to be required.

•	The designation of certain items of income and of cost as ‘non-recurring’ in nature, and their separate disclosure as such in the primary statements of the Group’s consolidated accounts;

•	In relation to the Group’s property, plant and equipment (note 13), useful economic lives and residual values of assets have been established using historical experience and an assessment of the nature of the assets involved.

•	In relation to the Group’s cobalt provision, costs of future disposal are based on contractual arrangements with third parties and latest disposal cost estimates.

•	The Group cobalt depreciation policy is based on the actual physical decay of the cobalt 60 isotope.

•	In relation to the Group’s defined benefit pension schemes, actuarial assumptions are established using relevant market benchmark data and with the advice of external qualified actuaries. Pension deficit valuations are most sensitive to changes in the underlying discount rate and inflation assumptions.

•	Customer related intangibles that are acquired as part of an acquisition are valued based on the forecast discounted cash flows arising from these customers taking account of historically observed customer attrition rates

•	The Group operates in a number of countries, all of which have their own tax legislation. Deferred tax assets and liabilities are recognised at the current tax rate which may not be the tax rate at which they unwind. The Group has available tax losses, some of which have been recognised and some of which have not, based upon management’s judgement of the ability of the Group to utilise those losses.

Adoption of new standards:

The following new standards, amendments to standards or interpretations were applied for the first time by the Group for the period ending 30 March 2014:

•	IFRS 10 Consolidated Financial Statements

•	IFRS 11 Joint Arrangements

•	IFRS 12 Disclosure of interests in other entities

•	IAS 27 Separate Financial Statements

•	IAS 28 Investments in Associates and Joint Ventures

•	IFRS 13 Fair Value Measurement

•	IAS 19 Employee Benefits (2011)

•	Amendments to IFRS 7 Financial Instruments: Disclosures

•	IFRS 2009 – 2011 Cycle Improvements

Other than the impact of IAS 19 none of the other standards or interpretations have a significant impact on the recognised assets, liabilities and comprehensive income of the Group.

With effect from 1 January 2013, the Group has adopted the amendments to IAS 19 Employee Benefits issued by the IASB in June 2011. This amendment has been applied retrospectively, resulting in the restatement of certain previously reported figures.

In the year ended 31 March 2013, financing income in the income statement decreased by £875,000 with a corresponding increase in the actuarial gain recognised in the statement of comprehensive income. The related deferred tax credit in the income statement increased by £201,000, with a corresponding reduction in the deferred tax credit recognised in the statement of comprehensive income. The impact of these changes in the year to 30 March 2014 is not materially different from these figures. No adjustment has been made to the reported figures for the year ended 31 March 2012 as the amounts involved are not significant.

The following new standards, amendments to standards or interpretations must be applied for the first time by the Group for the period ending 30 March 2015 but are not currently relevant:

•	Amendments to IFRS 10, IFRS 12 and IAS 24

•	Amendments to IAS 32 – Offsetting financial assets and financial liabilities

•	Amendments to IAS 36 – Recoverable amount disclosures for non-financial assets

•	Amendments to IAS 39 – Novation of derivatives and continuation of hedge accounting

•	IFRIC 21 Levies

The Group chose not to adopt any of the above standards and interpretations early and is still reviewing the impact of the upcoming standards to determine their impact.

Note 3. Segmental Information

The Group is organised into three operating segments, and information on these segments is reported to the chief operating decision maker (‘CODM’) for the purposes of resource allocation and assessment of performance. The CODM has been identified as the Board of Directors. The four operating segments are: Applied Sterilisation Technologies and Laboratory Services (‘AST’), Hospital Sterilisation Services (‘HSS’), and Healthcare Solutions.

The CODM monitors the performance of the operating segments based on adjusted operating profit, being operating profit excluding the impact of amortisation on acquired intangibles and non-recurring items.

Segment information is presented below.

	AST 2014 £’000	HSS 2014 £’000	Healthcare Solutions 2014 £’000	Total 2014 £’000
Revenue from external customers	120,378	158,738	101,337	380,453
Segment profit	41,045	16,781	9,371	67,197
Segment depreciation	16,741	6,349	16,207	39,297
Segment assets	410,296	124,189	105,238	639,723

	AST 2013 £’000	HSS 2013 £’000	Healthcare Solutions 2013 £’000	Total 2013 £’000
Revenue from external customers	112,375	142,868	106,005	361,248
Segment profit	39,132	14,895	8,299	62,326
Segment depreciation	16,342	6,747	18,073	41,162
Segment assets	425,416	133,416	109,920	668,752

	AST 2012 £’000	HSS 2012 £’000	Healthcare Solutions 2012 £’000	Total 2012 £’000
Revenue from external customers	100,566	95,767	115,621	311,954
Segment profit	35,292	6,382	13,135	54,809
Segment depreciation	13,850	3,697	17,707	35,254
Segment assets	410,257	101,642	111,737	623,636

The table below reconciles the total segment profit above, to the Group’s operating profit and profit before tax:

	2014 £’000	2013 £’000	2012 £’000
Total segment profit	67,197	62,326	54,809
Unallocated amounts:
– Corporate expenses	(5,883)	(6,113)	(5,840)
– Non-recurring costs	(3,254)	(2,441)	(3,476)

Amortisation of acquired intangibles	(8,557)	(9,062)	(7,463)

Operating profit	49,503	44,710	38,030
Net finance costs	(6,610)	(6,739)	(5,553)

Profit before tax	42,893	37,971	32,477

IFRS 8 ‘Operating Segments’ requires the Group to disclose information about the extent of its reliance on its major customers. The Group has no single customer making up more than 10% of total revenues.

The table below analyses the Group’s revenue from external customers, and non-current assets other than financial instruments, investment properties, deferred taxation and rights under insurance, by geography:

	2014		2013		2012
	Revenue £’000	Non-current assets £’000	Revenue £’000	Non-current assets £’000	Revenue £’000	Non-current assets £’000
U.K.	147,859	146,191	144,866	145,623	143,511	150,208
Netherlands	92,528	116,200	95,296	125,827	104,329	128,022
U.S.	76,009	41,793	59,904	44,484	10,359	24,987
Rest of World	64,057	223,956	61,182	245,599	53,755	233,571

	380,453	528,140	361,248	561,533	311,954	536,788

Note 4. Profit Before Tax

Profit before tax has been arrived at after charging/(crediting):

	2014 £’000	2013 £’000	2012 £’000
Depreciation of property, plant and equipment	39,297	41,162	35,244
Depreciation of Investment property	—	—	10
Amortisation of acquired intangible assets	8,557	9,062	7,463
Amortisation of purchased intangible assets	849	534	340
Cost of inventories recognised as expense	33,027	32,918	35,615
Staff costs (note 5)	142,386	139,089	120,946
Foreign exchange gain/(loss)	140	(238)	(556)
Auditors’ remuneration for audit services	448	469	377

Non-recurring items of £3,254,000 (2013: £2,441,000 and 2012: £3,476,000) have been charged in arriving at operating profit. The table and accompanying notes provide further details:

£’000
Closure of certain operating and manufacturing facilities	1,820
Costs incurred on the acquisition and disposal of businesses	1,353
Other	81

2014 non-recurring charge	3,254

Net non-recurring items and acquisition-related costs during the period were £3.3 million. £1.4 million related to acquisition transaction fees. The most significant component of this cost was £0.6 million (net of the reimbursement of costs under an exclusivity agreement) relating to an ultimately unsuccessful acquisition. Within the Netherlands, we have incurred restructuring costs of £1.8 million on the closure of two laundries and two wash centers, along with the conversion of a laundry to a wash center.

In the prior year, non-recurring items of £2,441,000 were charged in arriving at operating profit. The table and accompanying notes provide further details:

£’000
Closure of certain operating and manufacturing facilities	3,000
Cessation gain on defined benefit pension scheme	(699)
Costs incurred on the acquisition and disposal of businesses	473
Gain on disposal of investment property	(437)
Contingent consideration on acquisitions	(129)
Other	233

2013 non-recurring charge	2,441

Transaction costs incurred on the acquisition of businesses were recognised in the income statement. These costs related primarily to the acquisition of SRI, which is disclosed in more detail in note 24. During the prior period the Group incurred costs in restructuring both SRI, and the linen business in the Netherlands. These costs related mainly to employee termination payments and property costs. The total impact of non-recurring items on profit after tax was a charge of £1,761,000.

In 2012, non-recurring items of £3,476,000 were charged in arriving at operating profit. The table and accompanying notes provide further details:

£’000
Closure of certain operating and manufacturing facilities	2,649
Costs incurred on the acquisition and disposal of businesses	565
Contingent consideration on acquisitions	290
Other	(28)

2012 non-recurring charge	3,476

Note 5. Staff Costs

The average number of monthly employees employed by the Group during the year, including Executive Directors, was as follows:

	2014 Number	2013 Number	2012 Number
Production	4,028	4,262	3,794
Selling and distribution	328	278	96
Administration	751	716	509

	5,107	5,256	4,399

Their aggregate remuneration comprised:

	2014 £’000	2013 £’000	2012 £’000
Wages and salaries	123,162	118,943	102,040
Social security costs	12,316	13,003	11,418
Share-based payments	1,112	1,800	2,306
Other pension costs	5,796	5,343	5,182

Total staff costs	142,386	139,089	120,946

Note 6. Finance Income

	2014 £’000	2013 £’000	2012 £’000
Interest on bank deposits	1,673	1,883	1,652
Interest income on defined benefit pension scheme assets	2,468	2,177	2,803

Total financing income	4,141	4,060	4,455

Note 7. Finance Costs

	2014 £’000	2013 £’000	2012 £’000
On bank loans and overdrafts	7,164	6,901	5,037
Finance charges in respect of hire purchase loans	247	436	480
Other interest payable and similar charges	194	171	1,302

Total external borrowing costs	7,605	7,508	6,819

Unwinding of discount on provisions	94	82	103
Interest on defined benefit plan obligations	3,052	3,209	3,086

Total financing cost	10,751	10,799	10,008

Note 8. Taxation

	2014 £’000	2013 £’000	2012 £’000
Current tax:
UK tax	4,414	4,010	2,727
Overseas tax	8,707	3,990	5,843
Adjustment in respect of prior years	(2,507)	(2,516)	953

Total current tax	10,614	5,484	9,523

Deferred tax:
Origination and reversal of temporary differences	(919)	1,010	65
Adjustment in respect of prior years	(228)	958	(1,255)
Effect of rate change	(839)	(371)	(677)

Total deferred tax	(1,986)	1,597	(1,867)

Total tax in income statement	8,628	7,081	7,656

UK corporation tax is calculated at 23% (2013: 24% and 2012: 26%) of the estimated assessable profit for the year. Taxation for overseas operations is calculated at the local prevailing rates.

A reduction in the UK corporation tax rate from 24% to 23% (effective from 1 April 2013) was substantively enacted on 5 July 2012, and further reductions to 21% (effective from 1 April 2014) and 20% (effective from 1 April 2015) were substantively enacted on 2 July 2013. This will reduce the company’s future current tax charge accordingly. The deferred tax liability at 30 March 2014 has been calculated based on the rate of 20% (2013: 23%) substantively enacted at the balance sheet date.

The charge for the year can be reconciled to the profit before tax per the income statement as follows:

	2014 £’000	2013 £’000	2012 £’000
Profit before tax	42,893	37,971	32,477
Tax at the UK corporation tax rate of 23% (2013: 24% and 2012: 26%)	9,865	9,113	8,444
Effect of:
Expenses not deductible for tax purposes and other permanent differences	553	(94)	380
Different tax rates on overseas earnings	592	373	(631)
Overseas withholding tax	116	—	231
Adjustment in respect of prior years	(2,735)	(1,550)	(294)
Effect of change in UK corporation tax rate	(629)	(296)	(474)
Changes in the recognition of tax losses	866	(465)	—

Tax charge for year	8,628	7,081	7,656

Note 9. Dividends

	2014 £’000	2013 £’000
Amounts recognised as distributions to equity holders in the period:
Final dividend for the prior period of 12.80p (2013: 11.18p per share)	7,521	6,512
Interim dividend for the current period of 8.57p per share (2013: 7.90p per share)	5,042	4,610

	12,563	11,122

The Board of Directors will recommend to the shareholders a final dividend for the period ended 30 March 2014 of 14.20p (2013: 12.80p).

Note 10. Earnings Per Share

	2014 £’000	2013 £’000	2012 £’000
Earnings
Earnings for the purposes of basic earnings per share being net profit attributable to equity holders of the parent	33,949	30,620	24,596

	Shares ’000	Shares ’000	Shares ’000
Number of shares
Weighted average number of ordinary shares for the purposes of basic earnings per share	58,726	57,769	55,257
Effect of dilutive potential ordinary shares:
Share options	784	1,148	1,013

Weighted average number of ordinary shares for the purposes of diluted earnings per share	59,510	58,917	56,270

Earnings per ordinary share
Basic	57.81p	53.00p	44.51p
Diluted	57.05p	51.97p	43.71p

	£’000	£’000	£’000
Adjusted earnings per share
Operating profit	49,503	44,710	38,030
Amortisation of acquired intangible assets	8,557	9,062	7,463
Non-recurring items	3,254	2,441	3,476

Adjusted operating profit	61,314	56,213	48,969

Net finance costs	(6,610)	(6,739)	(5,553)

Adjusted profit on ordinary activities before taxation	54,704	49,474	43,416

Taxation on adjusted profit on ordinary activities	(12,933)	(11,319)	(9,858)
Non-controlling interest	(316)	(270)	(225)

Adjusted net profit attributable to equity holders of the parent	41,455	37,885	33,333

Adjusted basic earnings per share	70.59p	65.58p	60.32p
Adjusted diluted earnings per share	69.66p	64.30p	59.24p

Note 11. Goodwill

£’000
Cost and carrying amount
At 1 April 2012	218,305
Exchange differences	3,798
Recognised on acquisition of businesses	1,350

At 31 March 2013	223,453

Exchange differences	(8,427)
Recognised on acquisition of businesses	1,220

At 30 March 2014	216,246

Goodwill acquired on a business combination is allocated at acquisition to the cash-generating units (‘CGUs’) that are expected to benefit from that business combination. The carrying amount of goodwill has been allocated as shown in the table below. This table also provides the assumptions used by management in assessing the carrying value of these amounts.

	2014				2013
	Pre-tax discount rate (%)	Mid-term growth rates (%)	Perpetuity growth rates (%)	£’000	Pre-tax discount rate (%)	Mid-term growth rates (%)	Perpetuity growth rates (%)	£’000
AST segment	8.0	5.0	2.0	162,548	7.3	5.0	2.0	168,945
HSS segment	8.3	5.0	2.0	26,250	7.6	5.0	2.0	26,412
Healthcare Solutions segment	8.3	4.0	2.0	27,448	7.6	4.0	2.0	28,096

				216,246				223,453

The Group tests goodwill for impairment annually, or more frequently if there are indications that goodwill might be impaired. An impairment test is a comparison of the carrying value of the assets of a segment to their recoverable amount based on a value in use calculation. An impairment results where the recoverable amount is less than the carrying value. During the year the goodwill for each segment was separately assessed and tested for impairment, with £nil (2013: £nil) impairment charges resulting. In addition, a more detailed review has been carried out at 30 March 2014 on the carrying value of Dutch linen business assets, and Chinese sterilisation business, focusing on whether these assets required impairment. Following the review, no impairment was judged to be required.

As part of testing goodwill for impairment, detailed forecasts of operating cash flows for a period of five years are derived from the most recent financial forecasts approved by management. Cash flows for the period beyond the financial forecasts are extrapolated based on estimates of future growth rates as disclosed above. For each segment the future growth rates used in the recoverable amount calculation do not exceed the long term average growth rates for the markets to which each segment is dedicated.

Discount rates have been calculated based on pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the segment. In determining the discount rate management have sought to arrive at a pre-tax weighted average cost of capital using the capital asset pricing model to determine the cost of equity and then weighting the overall cost of capital for the Group by equity and debt. The discount rates applied to each specific CGU are set out in the table above.

A number of key assumptions are used as part of impairment testing. These key assumptions are made by management reflecting past experience combined with their knowledge as to future performance and relevant external sources of information. In determining the recoverable amount of each segment the key assumptions are discount rate, long term growth rate, future sales prices and volumes, new business won and the cost structure of each business.

Sensitivity analysis as at 30 March 2014 and 31 March 2013 has indicated that no reasonable foreseeable change in the key assumptions used in the impairment model will result in a significant impairment charge being recorded in the financial statements.

Note 12. Other Intangible Assets

	Trade name £’000	Customer contracts and relationships £’000	Other Intangibles £’000	Total £’000
Cost
At 1 April 2012	9,246	80,921	7,885	98,052
Exchange differences	153	1,460	80	1,693
Additions	—	—	1,668	1,668
Transfers	—	—	809	809
Acquired on acquisition of businesses	478	970	—	1,448

At 31 March 2013	9,877	83,351	10,442	103,670

Exchange differences	(322)	(3,301)	(58)	(3,681)
Transfers	—	—	709	709
Additions	—	—	1,671	1,671
Acquired on acquisition of businesses	—	1,654	—	1,654

At 30 March 2014	9,555	81,704	12,764	104,023

Amortisation
At 1 April 2012	5,260	30,299	1,600	37,159
Exchange differences	105	521	—	626
Charge for the year	1,287	7,775	534	9,596

At 31 March 2013	6,652	38,595	2,134	47,381

Exchange differences	(218)	(1,231)	—	(1,449)
Charge for the year	1,099	7,458	849	9,406

At 30 March 2014	7,533	44,822	2,983	55,338

Carrying amount
At 30 March 2014	2,022	36,882	9,781	48,685
At 31 March 2013	3,225	44,756	8,308	56,289
At 1 April 2012	3,986	50,622	6,285	60,893

Amortisation of intangible assets is included in administrative expenses in the income statement. Other intangibles includes capitalised software, £709,000 was transferred from property, plant and equipment during the period ended 30 March 2014.

Note 13. Property, Plant and Equipment

	Land and buildings £’000	Plant, machinery and office equipment £’000	Cobalt £’000	Circulating inventory £’000	Assets in course of construction £’000	Total £’000
Cost
At 1 April 2012	87,544	170,800	85,434	43,577	14,281	401,636
Additions	1,841	15,622	12,076	18,497	133	48,169
Acquisitions	9,530	—	(967)	5,548	124	14,235
Exchange differences	3,060	3,728	3,770	1,824	568	12,950
Disposals	(712)	(8,075)	(1,397)	(3,430)	(89)	(13,703)
Transfers	8,752	(6,288)	—	—	(3,273)	(809)

At 31 March 2013	110,015	175,787	98,916	66,016	11,744	462,478

Additions	2,655	6,091	10,690	14,330	3,908	37,674
Exchange differences	(5,874)	(7,577)	(9,227)	(2,947)	(611)	(26,236)
Disposals	(549)	(11,963)	(4,141)	(18,130)	(77)	(34,860)
Transfers	2,734	2,027	—	—	(9,659)	(4,898)

At 30 March 2014	108,981	164,365	96,238	59,269	5,305	434,158

Accumulated depreciation and impairment
At 1 April 2012	23,374	69,986	28,421	25,413	—	147,194
Charge for the year	4,935	15,307	8,116	12,804	—	41,162
Exchange differences	745	2,660	2,136	1,175	—	6,716
Disposals	(126)	(7,349)	(1,394)	(3,430)	—	(12,299)

At 31 March 2013	28,928	80,604	37,279	35,962	—	182,773

Charge for the year	7,958	8,975	8,474	13,890	—	39,297
Exchange differences	(1,779)	(4,840)	(5,236)	(1,690)	—	(13,545)
Disposals	(428)	(11,421)	(4,136)	(16,765)	—	(32,750)
Transfers	(196)	(1,280)	—	52	—	(1,424)

At 30 March 2014	34,483	72,038	36,381	31,449	—	174,351

Carrying amount
At 30 March 2014	74,498	92,327	59,857	27,820	5,305	259,807
At 31 March 2013	81,087	95,183	61,637	30,054	11,744	279,705
At 1 April 2012	64,170	100,814	57,013	18,164	14,281	254,442

The carrying amount of the Group’s plant and equipment includes an amount of £11.2 million (2013: 13.0 million) in respect of assets held under hire purchase loan contracts.

At the balance sheet date, the Group had no land and buildings assets pledged to secure banking facilities or other loans granted to the Group (2013: land and buildings assets with a carrying value of £5.7 million).

At 30 March 2014, the Group had entered into contractual commitments for the acquisition of property, plant and equipment amounting to £2.4 million (2013: £1.8 million).

Included in the cost of property, plant and equipment is £805,000 (2013: £805,000) of capitalised interest.

At the end of the period ended 30 March 2014 the Group transferred a recently vacated property from property, plant and equipment to current assets as an asset held for sale. Immediately prior to this reclassification, the asset carrying value was adjusted to its estimated fair value less costs to sell. The asset was held at a carrying value of £2,765,000. Other transfers include intangible assets of £709,000 reclassified as other intangible assets.

Note 14. Interest in Jointly-controlled Entity

As part of the acquisition of Isotron plc and its group in 2007, the Group obtained a 50% interest in a jointly-controlled entity, Synergy Health Logistics BV (previously named Isotron Logistics BV) (‘SH Logistics’), whose principal activity is the provision of logistics consultancy and is incorporated and operates in the Netherlands.

At the start of the period ended 30 March 2014, the Group purchased 50% of the share capital of SH Logistics as disclosed in note 24b. In the previous year, SH Logistics was proportionately consolidated into the Group financial statements on a line-by-line basis.

	2014 £’000	2013 £’000
Current assets	—	83
Current liabilities	—	(22)

Net assets	—	61

Income	—	660
Expenses (including interest and tax)	—	(607)

Profit from operations	—	53

Note 15. Inventories

	2014 £’000	2013 £’000
Raw materials	4,131	4,923
Work-in-progress	225	90
Finished goods	8,336	8,945
Process consumables	785	1,442

	13,477	15,400

The value of stock recognised as cost of sales is shown in note 4. The write down of inventories to net realisable value amounted to £193,000 (2013: £507,000). The write down is included in cost of sales.

Note 16. Asset Held for Sale

£’000
At 31 March 2013	—
Transfer in the year	2,765

At 30 March 2014	2,765

At the end of the period ended 30 March 2014 the Group transferred a recently vacated US office building from property, plant and equipment to current assets as an asset held for sale. Immediately prior to this reclassification, the asset carrying value was adjusted to its estimated fair value less costs to sell. This asset is expected to be disposed outside the Group within the next twelve months.

Note 17. Trade and Other Receivables

	2014 £’000	2013 £’000
Current
Amounts receivable for the sale of goods and services	50,697	55,857
Other receivables	3,947	4,618
Prepayments and accrued income	6,886	6,155

	61,530	66,630

Non-current
Other receivables	1,508	212
Prepayments	1,512	1,439

	3,020	1,651

Total	64,550	68,281

The average credit period taken on sales of goods and services is 51 days (2013: 46 days). The Directors consider that the carrying amounts of trade and other receivables approximate their fair value.

Note 18. Interest-bearing Loans and Borrowings

This note provides information about the contractual terms of the Group’s interest-bearing loans and borrowings. For more information about the Group’s exposure to interest rate and foreign currency risk, see note 19. The Directors consider that the carrying amount of the Group’s interest-bearing loans and borrowings approximates to their fair value.

	2014 £’000	2013 £’000
Current liabilities
Bank loans	348	629
Bank overdrafts	1,548	—
Other interest-bearing loans	—	57
Finance lease liabilities	2,039	2,439

	3,935	3,125

Long term liabilities
Bank loans	126,512	176,326
Other interest-bearing loans	48,381	18,470
Finance lease liabilities	2,562	4,527

	177,455	199,323

Total	181,390	202,448

Analysis of borrowings by currency:

	Total £’000	Sterling £’000	Euros £’000	US Dollars £’000	Chinese Renminbi £’000	Swiss Franc £’000
2014
Bank loans	126,860	21,902	37,957	67,001	—	—
Bank overdrafts	1,548	1,417	—	131	—	—
Other interest-bearing loans	48,381	10,000	38,381	—	—	—
Finance lease liabilities	4,601	4,601	—	—	—	—

	181,390	37,920	76,338	67,132	—	—

2013
Bank loans	176,955	24,878	74,968	73,098	742	3,269
Other interest-bearing loans	18,527	—	18,470	—	57	—
Finance lease liabilities	6,966	6,820	146	—	—	—

	202,448	31,698	93,584	73,098	799	3,269

The weighted average interest rates paid were as follows:

	2014%	2013%
Bank overdrafts	2.3	2.3
Bank and other loans	2.9	2.8

Terms and Debt Repayment Schedule

On 2 August 2011, the Group entered into new Revolving Credit Facilities with a club of banks. The new Revolving Credit Facilities were used to refinance the Group’s previous syndicated loan facility of £160 million, which had been due for repayment on 15 January 2012. The new Revolving Credit Facilities comprise one facility of £105 million, and a second facility of €130 million. Both Facilities are unsecured and attract a floating rate of interest, although fixing arrangements have been entered into as described in note 19.

On 1 June 2012, the Group entered into an additional Revolving Credit Facility with a club of banks. The additional Revolving Credit Facility was used to preserve the Group’s debt headroom following recent acquisitions. The additional Revolving Credit Facility has largely the same terms as the 2011 Revolving Credit Facility and has not been utilised since inception.

On 13 September 2012, the Group issued a US Private Placement note with a value of €20.6 million. The Private Placement note is due for repayment in September 2019.

Certain Euro-denominated loans outside the main facilities totalling £0.5 million are secured by mortgages on certain Dutch freehold properties. The loans attract both floating and fixed rates of interest.

At 30 March 2014 and 31 March 2013, the Group had available £53.1 million of undrawn committed borrowing facilities. In addition, the Group had undrawn overdraft and other uncommitted facilities (including additional amounts of Private Placement notes) totalling £39.3 million which it expects to renew during the financial year.

Financial Liabilities Gross Maturity

The following are the contractual cash flows of financial liabilities, including interest payments:

2014	Carrying value £’000	Total £’000	0–6 months £’000	6–12 months £’000	1–3 years £’000	>3 years £’000
Trade payables	17,169	17,169	17,169	—	—	—
Non-trade payables and accrued expenses	51,030	51,030	51,030	—	—	—
Contingent consideration	1,126	1,269	33	222	652	362
Bank loans less than one year	348	348	348	—	—	—
Bank overdrafts	1,548	1,548	1,548	—	—	—
Other interest-bearing loans less than one year	—	—	—	—	—	—
Finance leases less than one year	2,039	2,088	1,295	793	—	—
Bank loans greater than one year	126,512	131,623	857	857	129,909	—
Other interest-bearing loans greater than one year	48,381	58,883	868	868	3,471	53,676
Finance leases greater than one year	2,562	2,738	47	47	2,644	—

Financial liabilities (excluding derivative instruments)	250,715	266,696	73,195	2,787	136,676	54,038
Derivative financial assets	830	830	830	—	—	—

Financial liabilities	251,545	267,526	74,025	2,787	136,676	54,038

2013	Carrying value £’000	Total £’000	0–6 months £’000	6–12 months £’000	1–3 years £’000	>3 years £’000
Trade payables	23,428	23,428	23,428	—	—	—
Non-trade payables and accrued expenses	53,840	53,840	53,840	—	—	—
Contingent consideration	645	719	—	—	74	645
Bank loans less than one year	629	692	252	440	—	—
Other interest-bearing loans less than one year	57	58	58	—	—	—
Finance leases less than one year	2,439	2,690	1,407	1,283	—	—
Bank loans greater than one year	176,326	186,140	1,472	1,472	5,035	178,161
Other interest-bearing loans greater than one year	18,470	22,673	332	332	1,681	20,328
Finance leases greater than one year	4,527	5,021	134	134	4,306	447

Financial liabilities (excluding derivative instruments)	280,361	295,261	80,923	3,661	11,096	199,581
Derivative financial assets	1,385	1,385	1,385	—	—	—

Financial liabilities	281,746	296,646	82,308	3,661	11,096	199,581

Finance lease liabilities

Finance lease liabilities are payable as follows:

	2014			2013
	Minimum lease payments £’000	Interest £’000	Principal £’000	Minimum lease payments £’000	Interest £’000	Principal £’000
Less than one year	2,088	49	2,039	2,690	251	2,439
Between one and five years	2,738	176	2,562	5,021	494	4,527

	4,826	225	4,601	7,711	745	6,966

All finance lease liabilities are contracted at fixed rates of interest, in both years.

Note 19. Financial Instruments

Financial instruments carried at fair value are required to be measured by reference to the following levels:

Level 1: quoted prices in active markets for identical assets or liabilities Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices) Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

All financial instruments carried at fair value have been measured by a Level 2 valuation method, with the exception of contingent consideration which is measured by a Level 3 valuation method.

a)	Financial Risk Management Objectives and Policies

The Group’s principal financial instruments, other than derivatives, comprise bank loans, finance leases and cash. The main purpose of these financial instruments is to raise finance for the Group’s operations. The Group also has various other financial instruments such as trade receivables and trade payables, which arise directly from its operations.

The Group also enters into derivative transactions, primarily interest rate swaps and forward currency contracts. The purpose is to manage the interest rate and currency risks arising from the Group’s operations and its sources of finance.

It is, and has been throughout the period under review, the Group’s policy that no trading in financial instruments shall be undertaken.

The main risks arising from the Group’s financial instruments are interest rate risk, foreign currency risk, credit risk and liquidity risk. The Board reviews and agrees policies for managing each of these risks and they are summarised below.

b)	Interest Rate Risk

The Group is subject to fluctuations in interest rates on its loans and surplus cash deposits. At 30 March 2014 and 31 March 2013 the Group held hedging arrangements in order to fix the interest charge on $35.0 million of its bank debt.

The swap arrangements cover:

Debt covered Millions	Fixed rate	Expiry
$35 million	2.5%	31 March 2016

Amounts to be paid or received under these arrangements will be recognised in the interest expense consistent with the terms of the agreement. The expiry of each agreement is disclosed in the table above.

The arrangements are fully effective in fixing the interest on the underlying debt. In revaluing them to fair value, the Group has recognised £830,000 (2013: £1,385,000) in current liabilities and equity.

The following table demonstrates the sensitivity to a reasonable possible change in interest rates on the element of the total Group interest which is not subject to fixed interest arrangements. The reasonable change is based on the difference between current market interest rates and one year forward rates:

	Increase/(decrease) in basis points	Effect on profit after tax and equity £’000
2014	32/(32)	(261)/261
2013	23/(23)	(273)/273

c)	Foreign Currency Risk

The Group’s principal currency exposures are to fluctuations in the exchange rate between Sterling and the Euro and between Sterling and the U.S. dollar. The Group’s policy is to ensure that the proportion of interest cost in each currency is consistent with the proportion of earnings in that currency. By arranging its affairs in this manner, the Group seeks to ensure that there is no disproportionate impact on its results as a result of exchange rate movements.

During the 12 months to March 2014 the average exchange rate for Sterling against the Euro weakened by 3% in comparison to the 12 month average to March 2013. A 3% strengthening in the average exchange rate for Sterling against the Euro over the entire year to March 2014 would have resulted in increased adjusted operating profit of £0.8 million (2013: a 6% weakening, which would have led to a decrease of £1.3 million). This analysis assumes that all other variables remain constant. A 3% weakening in the average exchange rate for Sterling against the Euro would have an equal but opposite effect.

During the 12 months to March 2014 the average exchange rate for Sterling against the U.S. dollar has strengthening by 1% in comparison to the 12 months average to March 2013. A 1% weakening in the average exchange rate for Sterling against the U.S. dollar over the entire year to March 2014 would have resulted in reduced adjusted operating profit of £0.0 million (2013: a 1% strengthening, which would have led to a reduction of £0.0 million). This analysis assumes all other variables remain constant. A 1% weakening in the average exchange rate for Sterling against the U.S. dollar would have an equal but opposite effect.

Where the Group subsidiaries make significant purchases in non-functional currencies, such as U.S. and Canadian dollars, the Group enters into forward exchange currency contracts to manage this exposure. The Group utilises currency derivatives to hedge significant future transactions and cash flows in foreign currencies and is a party to a variety of foreign currency forward contracts in the management of its exchange rate exposures. The instruments purchased are denominated in the functional currencies of the Group’s trading entities and its suppliers.

The Group does not trade in derivatives. The derivatives held hedge specific exposures and have maturities designed to match the exposures they are hedging. It is the intention to hold the financial instruments giving rise to the exposure and the underlying hedged item until maturity and therefore no net gain or loss is expected to be realised.

Additionally, the Group holds net Euro- and U.S. dollar- denominated loans in UK companies totalling £76.3 million and £67.1 million respectively (2013: £93.6 million and £73.0 million respectively). This represents a fully effective designated net investment hedge against the first £76.3 million of the Group’s Euro-denominated net assets of £133.2 million and £67.1 million of the Group’s US Dollar-denominated net assets of £76.6 million (2013: £93.6 million of £118.7 million and £73.0 million of £85.2 million). The revaluation of these loans resulted in a gain of £2.0 million (2013: loss of £2.6 million) which has been posted to the translation reserve.

d)	Credit Risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Group’s receivables from customers. The Group has no significant concentration of credit risk, with exposure spread over a large number of counterparties and customers. The Group’s credit risk is primarily attributable to its trade receivables. The amounts presented in the balance sheet are net of allowances for impairment. The Group’s principal financial assets are bank balances and cash and trade and other receivables. The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit ratings assigned by international credit rating agencies.

Management has credit policies in place to manage risk and to monitor exposure to risk on an ongoing basis. These include the use of customer specific credit limits based on third party credit reports and in cases of customer default or requests for credit above agreed limits the use of pro forma invoices to secure payment in advance of delivery. Given these factors and based on extensive past experience, the Group believes that its financial assets are of good credit quality.

The carrying amount of financial assets represents the maximum credit exposure. Therefore, the maximum exposure to credit risk at the balance sheet date was £89,963,000 (2013: £85,876,000) being the total trade and other receivables and cash and cash equivalents in the balance sheet.

The Group’s customer base mainly comprises major medical device companies, commercial distributors, NHS Trusts and healthcare providers, including public sector, private sector and charitable organisations, throughout the world. No single customer or top 10 customer grouping accounts for a significant proportion of the Group’s trade receivables. The Group has in place an insurance policy to cover the majority of its Healthcare solutions UK export customers.

Credit quality of trade receivables and impairment losses

At the balance sheet date, the ageing of trade receivables was:

Group	2014 £’000	2013 £’000
Current	35,697	41,311
1–30 days overdue	9,276	9,996
31–60 days overdue	2,269	2,053
61–90 days overdue	1,382	1,888
More than 90 days overdue	2,073	609

	50,697	55,857

Financial assets are reviewed for impairment at the balance sheet date and a full provision for impairment is made against trade receivables that are not considered to be recoverable. The total provision against trade receivables at the period end was £645,000 (2013: £626,000), of which the majority relates to amounts more than 90 days overdue.

No further analysis has been provided for cash and cash equivalents, trade receivables from Group companies, other trade receivables and other financial assets as there is limited exposure to credit risk and no provisions for impairment have been recognised.

Liquidity Risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. Details of the maturity of the Group’s financial liabilities are given in note 18.

Capital Management

The Group’s objectives when managing capital are:

i.	to safeguard the entity’s ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits to other stakeholders, and

ii.	to provide an adequate return to shareholders by (a) pricing products and services commensurate with the level of risk and (b) ensuring returns on new investment programmes will maintain or increase shareholder returns.

The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares, if required. No changes were made in the objectives, policies or processes during the periods ended 30 March 2014 and 31 March 2013.

The table below presents the quantitative data for the components the Group manages as capital:

	2014 £’000	2013 £’000
Shareholders’ funds	344,103	343,068
Finance leases	4,601	6,966
Bank loans	126,860	176,955
Other interest-bearing loans	48,381	18,527
Bank overdrafts	1,548	—

	525,493	545,516

Note 20. Deferred Tax

The following are the major deferred tax liabilities and assets recognised by the Group and movements thereon during the current and prior reporting period.

	Accelerated capital allowances £’000	Recognition of intangibles £’000	Share- based payments £’000	Other temporary differences £’000	Pension schemes £’000	Total £’000
At 1 April 2012	13,676	9,545	(1,225)	(6,065)	(4,395)	11,536
Charge/(credit) to income	(301)	(1,550)	(377)	3,256	569	1,597
Charge/(credit) to equity and other comprehensive income	—	—	(358)	—	163	(195)
Acquired with business during the period	(1,873)	—	—	(2,408)	3	(4,278)
Exchange differences	28	—	—	—	(9)	19

At 31 March 2013	11,530	7,995	(1,960)	(5,217)	(3,669)	8,679

Charge/(credit) to income	145	(2,182)	(115)	(350)	516	(1,986)
Charge/(credit) to equity and other comprehensive income	—	—	357	145	(159)	343
Acquired with business during the period	—	583	—	—	—	583
Transfer from other liabilities	—	—	—	—	(45)	(45)
Exchange differences	(27)	—	—	—	(18)	(45)

At 30 March 2014	11,648	6,396	(1,718)	(5,422)	(3,375)	7,529

The Group has deferred tax assets of £4,802,000 (2013: £5,480,000) in respect of tax losses that have not been recognised as their recoverability is uncertain. Deferred tax assets and liabilities have been offset where appropriate.

In March 2013, the Chancellor announced the reduction in the main rate of UK corporation tax to 21% with effect from 1 April 2014 and to 20% from 1 April 2015. The change was enacted on 2 July 2013 and therefore the effect of the rate reduction creates a reduction in the deferred tax liability which has been included in the figures included above.

Note 21. Trade and Other Payables

	2014 £’000	2013 £’000
Current
Trade payables	17,169	23,428
Deferred contingent consideration	213	—
Non-trade payables and accrued expenses	51,030	53,840

	68,412	77,268
Non-current
Deferred contingent consideration	913	645

	69,325	77,913

Trade payables and accruals principally comprise amounts outstanding for trade purchases and ongoing costs. The average credit period taken for trade purchases is 44 days (2013: 48 days). The deferred consideration provision at 30 March 2014 relates to the acquisitions disclosed in note 24.

The Directors consider that the carrying amount of trade payables approximates to their fair value.

Note 22. Provisions

	Cobalt disposal costs £’000	Environmental provision £’000	Other provisions £’000	Total £’000
At 31 March 2013	5,289	149	5,251	10,689
Additional provision in the year	619	—	1,768	2,387
Unwinding of discounting	94	—	—	94
Utilised in the year	(102)	(62)	(2,654)	(2,818)
Exchange differences	(23)	(3)	(100)	(126)

At 30 March 2014	5,877	84	4,265	10,226

Included in non-current liabilities	5,877	—	1,877	7,754
Included in current liabilities	—	84	2,388	2,472

	5,877	84	4,265	10,226

The cobalt disposal cost provision recognises a decommissioning liability in respect of radioactive isotopes of cobalt used at certain of the Group’s AST sites. This provision is being utilised as the cobalt to which the provision relates reaches the end of its useful economic life.

The environmental provision relates to a liability acquired as part of the 2004 acquisition of Lips Textielservice Holding BV. The majority of this liability was settled during December 2012; the small remaining balance is expected to be settled within the short term.

Other provisions include provisions against vacated properties and other restructuring costs. These are expected to unwind over the next one to five years.

Note 23. Share capital

	2014 £’000	2013 £’000
Allotted, called up and fully paid	368	365

During the year ended 30 March 2014, the Company issued 646,711 ordinary shares (2013: 348,732 ordinary shares) of 0.625p in respect of options exercised under share option schemes. Proceeds amounted to £814,000 (2013: £1,736,000). During the previous year, the Company completed a placing of 2,755,520 ordinary shares of 0.625p at a price of 820p per share. The placing raised proceeds of £22,600,000 before expenses.

The difference between the total consideration and the total par value of shares issued has been credited to the share premium account.

The holders of ordinary shares are entitled to receive dividends from time to time and are entitled to one vote per share at meetings of the Group.

24 a) Acquisition of Subsidiary – Genon

On 31 January 2014, the Group acquired the entire issued share capital of Genon Laboratories Limited (‘Genon’), a company incorporated in England, as part of its strategy to expand the scale of its laboratory services business.

The provisional fair value of the net assets acquired and the related consideration were as follows:

Fair value £’000
Intangible assets	1,331
Inventories	10
Trade and other receivables	264
Cash and cash equivalents	670
Trade and other payables	(424)
Deferred taxation liabilities	(266)

Fair value of assets acquired	1,585

Cash consideration	2,025
Deferred consideration	20
Contingent consideration	500

Total consideration	2,545

Goodwill arising on acquisition	960

The goodwill arising on the acquisition of the business is attributable to the assembled workforce and the synergies generated following the integration of Genon into the Group.

In accordance with IFRS 3 (revised) ‘Business Combinations’, management have made adjustments to the book value of net assets acquired to arrive at the fair values disclosed above. The most significant of these is the recognition of intangibles assets (customer lists).

Total transaction costs of £46,000 were incurred in the acquisition and were expensed within non-recurring items and acquisition-related costs. During the period, the Genon business contributed £125,000 to revenue and £55,000 to operating profit.

Summary of cash flows:

£’000
Cash consideration	2,025
Cash acquired with business	(670)

1,355

Summary of deferred consideration:

£’000
At acquisition	520

As at 30 March 2014	520

24 b) Acquisition of Subsidiary – SH Logistics

As part of the acquisition of Isotron plc and its group in 2007, the Group obtained a 50% interest in a jointly-controlled entity, Synergy Health Logistics BV (previously named Isotron Logistics BV) (‘SH Logistics’), whose principal activity is the provision of logistics consultancy and is incorporated and operates in the Netherlands.

On 1 April 2013, the Group purchased the remaining 50% of the issued share capital of SH Logistics from the joint venture partner.

The provisional fair value of the net assets acquired and the related consideration were as follows:

Fair value £’000
Cash and cash equivalents	8

Fair value of assets acquired	8

Cash consideration	134
Deferred consideration	134

Total consideration	268

Goodwill arising on acquisition	260

The goodwill arising on the acquisition is attributable to the assembled workforce and the synergies generated following the integration of the remaining 50% of the business into the Group.

Total transaction costs of £18,000 were incurred in the acquisition and were expensed within non-recurring items and acquisition-related costs. During the period, the Group’s increased ownership of the SH Logistics business contributed £616,000 to revenue and £121,000 to operating profit.

Summary of cash flows:

£’000
Cash consideration	134
Cash acquired with business	(8)

126

Summary of deferred consideration:

£’000
At acquisition	134

As at 30 March 2014	134

24 c) Acquisition of Subsidiary – SRI

With effect from 13 July 2012, the Group acquired the entire issued share capital of SRI/Surgical Express Inc (‘SRI’), a NASDAQ-listed healthcare business incorporated in Florida, as part of its strategy to enter the US HSS market. Since acquisition the company has been renamed Synergy Health North America, Inc.

The provisional fair value of the net assets acquired and the related consideration were as follows:

Fair value £’000
Property, plant and equipment	9,102
Circulating inventory	6,100
Intangible assets	478
Deferred taxation	5,424
Inventories	6,731
Trade and other receivables	9,228
Cash and cash equivalents	583
Trade and other payables	(12,308)
Loans	(10,208)

Fair value of assets acquired	15,130

Cash consideration	15,308

Total consideration	15,308

Goodwill arising on acquisition	178

The goodwill arising on the acquisition of SRI is attributable to the assembled workforce and the synergies generated following the integration of SRI into the Group.

In accordance with IFRS 3 (revised) ‘Business Combinations’, management made adjustments to the book value of net assets acquired to arrive at the fair values disclosed above. The most significant of these was a reduction in the carrying value of property, plant and equipment and circulating inventory, where book value on acquisition was higher than fair value. In the period, no adjustments were made to provisional fair values.

The SRI business contributed £61,059,000 to revenue and £5,863,000 to operating profit for the period.

Summary of cash flows:

£’000
Cash consideration	15,308
Cash acquired with business	(583)

14,725

24 d) Acquisition of Subsidiary – Bizworth

With effect from 6 March 2013, the Group acquired the entire issued share capital of Bizworth Gammarad Sdn Bhd (‘Bizworth’), a company incorporated in Malaysia, as part of its strategy to expand the geographic coverage of its AST business.

The provisional fair value of the net assets acquired and the related consideration were as follows:

Fair value £’000
Intangible assets	1,293
Deferred taxation liabilities	(323)

Fair value of assets acquired	970

Cash consideration	134
Contingent consideration	836

Total consideration	970

Goodwill arising on acquisition	—

In accordance with IFRS 3 (revised) ‘Business Combinations’, management made adjustments to the book value of net assets acquired to arrive at the fair values disclosed above. The most significant of these was the recognition of intangible assets (customer lists).

In the period, adjustments were made to provisional fair values, increasing the carrying value of intangible assets and deferred tax liabilities by £323,000.

The Bizworth business contributed £307,000 to revenue and £154,000 to operating profit for the period.

Summary of contingent consideration:

£’000
As at 31 March 2013	836
Amounts paid	(77)
Exchange differences	(111)

As at 30 March 2014	648

Note 25. Operating Lease Arrangements

	2014 £’000	2013 £’000
Minimum lease payments under operating leases recognised in income for the year	6,348	7,379

At the balance sheet date, the Group had outstanding commitments for future minimum lease payments under non-cancellable operating leases, which fall due as follows:

	2014 £’000	2013 £’000
In one year or less	6,758	6,868
Between one and five years	16,823	19,164
In five years or more	19,301	20,476

	42,882	46,508

Operating lease payments represent rentals payable by the Group for certain of its properties, vehicles and equipment.

Note 26. Share-based Payments

The Group recognised total expenses of £1,112,000 related to share-based payment transactions in the period (2013: £1,800,000). The Group has in the past operated seven separate share option schemes. In the previous period, this fell to six, and in the current period to four.

The Executive Share Option Scheme 2007

This scheme was adopted on 3 July 2007 and was approved by the Inland Revenue on 12 July 2007. It is administered by the Board and is open to all employees, and to Directors who devote not less than 25 hours per week to their duties.

Options are exercisable at a price equal to the average quoted market price of the Company’s shares on the three dealing days prior to the date of grant. The vesting period is three years. If the options remain unexercised after a period of 10 years from the date of grant, the options expire. Options are forfeited if the employee leaves the Group before the options vest except in the case of retirement, redundancy or similar situations.

Options granted to a participating individual are Approved options to the extent that, when taken together with any other Approved options held by that individual, they do not exceed £30,000 in value. Any option granted in excess of that figure is Unapproved.

Exercise of the options is subject to performance conditions determined by the Remuneration Committee linked to a sustained and significant improvement in the underlying financial performance of the Company over a three year period. Options granted during the year will vest in accordance with an increase in the Company’s earnings per share, adjusted for the amortisation of acquired intangibles, and non-recurring items.

Details of the share options outstanding during the year are as follows:

	Number of share options (£)	2014 Weighted average exercise price (£)	Number of share options (£)	2013 Weighted average exercise price (£)
Outstanding at beginning of period	157,444	7.36	347,623	6.62
Forfeited during the period	(15,198)	7.96	(22,315)	5.23
Exercised during the period	(53,124)	7.33	(167,864)	6.12

Outstanding at end of period	89,122	7.27	157,444	7.36

Exercisable at end of period	89,122	7.27	157,444	7.36

The weighted average share price at the date of exercise for share options exercised during the period was £11.47 (2013: £9.66).

The options outstanding at 30 March 2014 were exercisable at prices between £5.05 and £7.96 and had a weighted average remaining contractual life of 3.9 years (2013: 4.8 years). No options were granted in the period ended 30 March 2014, or in the period ended 31 March 2013.

The approved share option plan

The approved share option plan was adopted on 13 July 2001 and was approved by the Inland Revenue on 3 August 2001. It is administered by the Board and was open to all employees, and to Directors who devote not less than 25 hours per week to their duties. No further options will be granted under this scheme.

Options are exercisable at a price equal to the average quoted market price of the Company’s shares on the three dealing days prior to the date of grant. The vesting period is between three and four years. If the options remain unexercised after a period of ten years from the date of grant, the options expire. Options are forfeited if the employee leaves the Group before the options vest.

Details of the share options outstanding during the year are as follows:

	Number of share options (£)	2014 Weighted average exercise price (£)	Number of share options (£)	2013 Weighted average exercise price (£)
Outstanding at beginning of period	4,413	3.86	20,801	3.59
Forfeited during the period	—	—	(1,000)	1.73
Exercised during the period	(4,413)	3.86	(15,388)	3.64

Outstanding at end of period	—	—	4,413	3.86

Exercisable at end of period	—	—	4,413	3.86

The weighted average share price at the date of exercise for share options exercised during the period was £12.79 (2013: £9.47).

The Unapproved Share Option Plan

The unapproved share option plan was adopted on 30 November 1999 and was not submitted for approval by the Board to the Inland Revenue. The scheme was open to all employees. No further options will be granted under this scheme.

Options were exercisable at a price equal to the average quoted market price of the Company’s shares on the three dealing days prior to the date of grant. The vesting period was between three and four years. If the options remained unexercised after a period of seven years from the date of grant, the options expired. Options were forfeited if the employee left the Group before the options vested.

Details of the share options outstanding during the year are as follows:

	Number of share options (£)	2014 Weighted average exercise price (£)	Number of share options (£)	2013 Weighted average exercise price (£)
Outstanding at beginning of period	—	—	33,746	6.57
Forfeited during the period	—	—	—	—
Exercised during the period	—	—	(33,746)	6.57

Outstanding at end of period	—	—	—	—

Exercisable at end of period	—	—	—	—

The weighted average share price at the date of exercise for share options exercised during the period was £nil (2013: £9.75).

“Phantom” Performance Share Plan (“Phantom PSP”)

Phantom PSP was adopted by the Group in a similar manner to the PSP scheme following the acquisition of Isotron plc. It was available to certain overseas employees of the Group. No new options will be granted under this scheme. The scheme was cash-settled.

Details of the share options outstanding during the year are as follows:

	Number of share options (£)	2014 Weighted average exercise price (£)	Number of share options (£)	2013 Weighted average exercise price (£)
Outstanding at beginning of period	1,066	0.83	19,412	0.83
Forfeited during the period	—	—	—	—
Exercised during the period	(1,066)	0.83	(18,346)	0.83

Outstanding at end of period	—	—	1,066	0.83

Exercisable at end of period	—	—	1,066	0.83

The weighted average share price at the date of exercise for Phantom PSP options exercised during the period was £11.12 (2013: £9.99).

The Performance Share Plan (“PSP”)

Following the acquisition of Isotron plc, the Group allowed members of the Isotron PSP scheme to roll forward their entitlement into an identical scheme based on Synergy shares. No new options will be granted under this scheme.

Details of the share options outstanding during the year are as follows:

	Number of share options (£)	2014 Weighted average exercise price (£)	Number of share options (£)	2013 Weighted average exercise price (£)
Outstanding at beginning of period	5,699	0.83	6,438	0.83
Forfeited during the period	(602)	0.83	—	—
Exercised during the period	(2,211)	0.83	(739)	0.83

Outstanding at end of period	2,886	0.83	5,699	0.83

Exercisable at end of period	2,886	0.83	5,699	0.83

The weighted average share price at the date of exercise for PSP options exercised during the period was £11.09 (2013: £9.49).

The options outstanding at 30 March 2014 were exercisable at an exercise price of £0.83 and had a weighted average remaining contractual life of 2.3 years (2013: 3.3 years). No options were granted in the period ended 30 March 2014, or in the period ended 31 March 2013.

The Save as You Earn Scheme

The Save As You Earn scheme was adopted on 13 July 2001 and is open to all UK employees and full-time Directors who have at least six months service with the Group. Options are granted for a period of either three, five or seven years.

Options are exercisable at a price equal to the average quoted market price of the Company’s shares on the three dealing days prior to the date of grant discounted by 20%. Options are forfeited if the employee leaves the Group before the options vest except in the case of retirement, redundancy or similar situations.

Details of the share options outstanding during the year are as follows:

	Number of share options (£)	2014 Weighted average exercise price (£)	Number of share options (£)	2013 Weighted average exercise price (£)
Outstanding at beginning of period	331,025	6.93	324,278	6.18
Granted during the period	114,144	6.93	114,363	7.86
Forfeited during the period	(39,802)	7.34	(26,846)	6.69
Exercised during the period	(63,810)	6.29	(80,770)	5.34

Outstanding at end of period	341,557	7.49	331,025	6.93

Exercisable at end of period	—	—	4,575	5.27

The weighted average share price at the date of exercise for share options exercised during the period was £12.22 (2013: £10.53).

The options outstanding at 30 March 2014 were exercisable at prices between £4.27 and £8.41 and had a weighted average remaining contractual life of 2.9 years (2013: 3.0 years). During the year ended 30 March 2014 options were granted on 1 February 2014 (2013: 1 February 2013). The aggregate of the estimated fair values of the options granted on this date is £0.38 million (2013: £0.26 million). The weighted average fair value of options granted in the year is £2.48 (2013: £1.63).

The inputs into the Black-Scholes model for grants during the year are as follows:

	2014	2013
Weighted average share price	£12.89	£10.96
Weighted average exercise price	£8.41	£7.86
Expected volatility	23.70%	20.74%
Expected life in years	3.9	3.9
Risk free rate	1.22%	0.68%
Dividend yield	2.04%	2.14%

The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.

Long-term Incentive Plan (“LTIP”)

The LTIP for executive Directors and senior executives was approved at the Annual General Meeting on 28 June 2005.

Details of the share options outstanding during the year are as follows:

	Number of share options (£)	2014 Weighted average exercise price (£)	Number of share options (£)	2013 Weighted average exercise price (£)
Outstanding at beginning of period	1,575,573	0.01	1,173,540	0.01
Granted during the period	274,545	0.01	480,266	0.01
Forfeited during the period	(202,332)	0.01	(28,008)	0.01
Exercised during the period	(523,153)	0.01	(50,225)	0.01

Outstanding at end of period	1,124,633	0.01	1,575,573	0.01

Exercisable at end of period	72,953	0.01	247,551	0.01

The weighted average share price at the date of exercise for share options exercised during the period was £11.21 (2013: £9.01). The options outstanding at 30 March 2014 were exercisable at a price of £0.01, being the par value of the ordinary shares, and had a weighted average remaining contractual life of 8.1 years (2013: 8.0 years).

During the year ended 30 March 2014 options were granted on 1 August 2013. The aggregate of the estimated fair values of the options granted on these dates that were expected to vest was £0.6 million. During the year ended 31 March 2013 options were granted on 2 June 2012 and 17 June 2012. The aggregate of the estimated fair values of the options granted on these dates that were expected to vest was £1.76 million. The weighted average fair value of options granted in the year is £2.38 (2013: £8.99).

The fair value of an award of shares under the LTIP has been adjusted to take into account TSR as a market-based performance condition, using a pricing model that takes into account expectations about volatility and the correlation of share price returns in the comparator group. The model follows similar principles as the Monte Carlo approach and takes into account that TSR vesting and share price performance are not independent.

The inputs into the fair value models are as follows:

	2014	2013
Weighted average share price	£11.16	£9.05
Weighted average exercise price	£0.01	£0.01
Expected volatility	17.60%	21.70%
Expected life in years	3.0	3.0
Risk free rate	0.62%	0.33%
Dividend yield	1.93%	2.10%

Expected volatility was determined by calculating the historical volatility of the Group’s share price over the previous three years at the date of grant. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.

Note 27. Retirement Benefit Schemes

Defined Contribution Schemes

The Group contributes towards a number of defined contribution and stakeholder schemes. The assets of these schemes are administered by trustees and held in funds independent from the assets of the Group.

The total cost charged to income of £4,709,000 (2013: £4,037,000) represents contributions payable to these schemes by the Group at rates specified in the rules of the plans.

Defined Benefit Schemes

At the start of the year, the Group participated in six defined benefit pension schemes; three in the UK, one in the Netherlands, one in Germany, and one in Switzerland. In addition, the Group participates in a multi-employer scheme in the Netherlands. These schemes expose the Group to actuarial risks such as; market (investment) risk, interest rate risk, inflation risk currency risk and longevity risk. They do not expose the Group to any unusual Scheme-specific or Group-specific risks.

	2014 £’000	2013 £’000
Synergy Healthcare plc Retirement Benefits Scheme, UK	2,450	2,371
Shiloh Group Pension Scheme, UK	2,622	2,423
Vernon Carus Limited Pension and Assurance Scheme, UK	8,478	7,928
Isotron BV Pension and Assurance Scheme, the Netherlands	1,813	1,800
Synergy Health Radeberg, Germany	510	537
Synergy Health Alleshausen, Germany	227	—
Synergy Health Daniken, Switzerland	782	894

	16,882	15,953

Disclosures Relating to UK Schemes

The Group sponsors the schemes which are funded defined benefit arrangements. Each is a separate trustee administered fund holding the pension scheme assets to meet long term pension liabilities for past and present employees as at 31 March 2012. The level of retirement benefit is principally based on the final pensionable salary prior to leaving active service, and is linked to changes in inflation up to retirement. The schemes are subject to the funding legislation outlined in the Pensions Act 2004 which came into force on 30 December 2005. This, together with documents issued by the Pensions Regulator, and Guidance Notes adopted by the Financial Reporting Council, set out the framework for funding defined benefit occupational pension plans in the UK. The trustees of the schemes are required to act in the best interest of the schemes’ beneficiaries. The appointment of the trustees is determined by the schemes’ trust documentation.

A full actuarial valuation of each scheme was carried out as at 31 March 2012 in accordance with the scheme funding requirements of the Pensions Act 2004 and the funding of the schemes is agreed between the Group and the trustees in line with those requirements. These in particular require the surplus/deficit to be calculated using prudent, as opposed to best estimate actuarial assumptions. For the purposes of IAS19 the actuarial valuations as at 31 March 2012, which were carried out by a qualified independent actuary, have been updated on an approximate basis to 31 March 2014. There have been no changes in the valuation methodology adopted for this period’s disclosures compared to the previous period’s disclosures.

The present value of scheme liabilities is measured by discounting the best estimate of future cash flows to be paid out by the plan using the projected unit credit method. The value calculated in this way is reflected in the net liability in the balance sheet as shown above. The projected unit credit method is an accrued benefits valuation method in which allowance is made for projected earnings increases. The accumulated benefit obligation is an alternative actuarial measure of the plan liabilities, whose calculation differs from that under the projected unit credit method in that it includes no assumption for future earnings increases. In assessing this figure for the purpose of these disclosures, allowance has been made for future statutory revaluation of benefits up to retirement.

A further measure of the scheme liabilities is the solvency basis, often taken as an estimate of the cost of buying out the benefits at the balance sheet date with a suitable insurer. This amount represents the amount that would be required to settle the scheme liabilities rather than the Company continuing to fund the ongoing liabilities of the scheme. All actuarial gains and losses will be recognised in the year in which they occur in Other Comprehensive Income (“OCI”).

The company have reviewed implications of the guidance provided by IFRIC14 and have concluded that it is not necessary to make any adjustments to the IAS19 figures in respect of an asset ceiling or Minimum Funding Requirement as at 31 March 2014 and 30 March 2013.

Allowance has been made for a pension increase exchange being introduced as an option at retirement in the scheme during the year. The corresponding impact has been recognised as a curtailment gain in the P&L.

UK Scheme-specific Disclosures:

Synergy Health plc Retirement Benefits Scheme. The scheme is a defined benefit (final salary) funded pension scheme. Participation in this scheme is only offered to employees transferring their employment from NHS Trusts. The latest actuarial valuation showed a deficit of £2,348,000. The Group has agreed with the trustees that it will aim to eliminate the deficit over a period of 6 years and 9 months from 1 April 2013 by the payment of annual contributions of £348,000 payable quarterly, in respect of the deficit increasing by 3% each year. In addition and in accordance with the actuarial valuation, the Group has agreed with the trustees that it will pay 24.2% of pensionable earnings in respect of the cost of accruing benefits and will meet expenses of the plan and levies to the Pension Protection Fund. The estimated value of liabilities at the date of the last full actuarial valuation prepared for the trustees of the pension scheme as at 31 March 2012 was £14,862,000 compared with assets at the same date of £5,828,000.

Shiloh Group Pension Scheme. The scheme is a defined benefit (final salary) funded pension scheme, which is closed to new members and which ceased accrual of benefits on 31 March 2011. The Group currently pays deficit reduction contributions of £478,000 per annum. The latest actuarial valuation showed a deficit of £3,957,000. The Group has agreed with the trustees that it will aim to eliminate the deficit over a period of 6 years and 9 months from 1 April 2013 by the payment of annual contributions of £478,000 payable quarterly in respect of the deficit, increasing by 3% per year. In addition and in accordance with the actuarial valuation, the Group has agreed with the trustees that it will meet expenses of the plan and levies to the Pension Protection Fund. The estimated value of liabilities at the date of the last full actuarial valuation prepared for the trustees of the pension scheme as at 31 March 2012 was £23,554,000 compared with assets at the same date of £10,580,000.

Vernon-Carus Limited Pension and Assurance Scheme. The scheme is a defined benefit (final salary) funded pension scheme, which is closed to new members and which ceased accrual of benefits on 31 March 2011. The Group currently pays deficit reduction contributions of £1,574,000 per annum. This actuarial valuation showed a deficit of £12,855,000. The Group has agreed with the trustees that it will aim to eliminate the deficit over a period of 6 years and 9 months from 1 April 2013 by the payment of annual contributions of £1,574,000 payable quarterly in respect of the deficit, increasing by 3% each year. In addition and in accordance with the actuarial valuation, the Group has agreed with the trustees that it will pay expenses of the plan and levies to the Pension Protection Fund. The estimated value of liabilities at the date of the last full actuarial valuation prepared for the trustees of the pension scheme as at 31 March 2012 was £60,964,000 compared with assets at the same date of £27,624,000.

Netherlands Scheme

The Group sponsors the plan which is a funded defined benefit arrangement in the Netherlands. This is a separate fund holding the pension plan assets to meet long term pension liabilities for past and present employees as at 31 March 2013. From 1 January 2013 accrual ceased under the plan. The plan is not subject to the UK legislation related to valuation of occupational pension schemes.

For the purposes of IAS19 the actuarial valuation as at 31 March 2013, has been updated on an approximate basis to 31 March 2014. There have been no changes in the valuation methodology adopted for this period’s disclosures compared to the previous period’s disclosures.

The present value of plan liabilities is measured by discounting the best estimate of future cash flows to be paid out by the plan using the defined accrued benefit method. The value calculated in this way is reflected in the net liability in the balance sheet as shown above. All actuarial gains and losses will be recognised in the year in which they occur in OCI.

The company have reviewed implications of the guidance provided by IFRIC14 and have concluded that it is not necessary to make any adjustments to the IAS19 figures in respect of an asset ceiling or Minimum Funding Requirement as at 31 March 2014.

The scheme is a defined benefit (career average salary) funded pension scheme, which is closed to new members and which ceased accrual of benefits on 1 January 2013, giving rise to a prior year curtailment gain of £699,000. An actuarial valuation of the scheme is being carried out at 30 March 2014 by a qualified actuary, independent of the scheme’s sponsoring employer, and the preliminary results are being used for the accounting disclosures.

Other Schemes

Synergy Radeburg and Synergy Alleshausen Schemes. These schemes are defined benefit funded pension schemes, closed to new entrants. A full actuarial valuation of the scheme was carried out at 30 March 2014 by a qualified independent actuary, independent of the scheme’s sponsoring employer.

Synergy Daniken (previously ‘LSH’) Scheme. The scheme is a defined benefit funded pension scheme. A full actuarial valuation of the scheme was carried out at 30 March 2014 by a qualified independent actuary, independent of the scheme’s sponsoring employer.

Lips Textielservice. Our Dutch linen business participates in a multi-employer industry-wide defined benefit scheme (the ‘Textile Industry Pension Fund‘). Participation in this pension plan is mandatory. The pension scheme is an average pay scheme with a conditional fee (indexation). Indexation of the assets and liabilities granted under the pension scheme takes place only if and insofar as the resources of the fund allow for it and this decision is taken by the pension fund. The pension entitlements under the pension plan are fully reinsured.

The pension plan is classified as a defined benefit agreement. The main agreements included in the pension plan are as follows:

•	The pensionable salary is limited to a maximum, which is adjusted annually based on developments of the applicable legislation (Pension Law);

•	The premium payable shall, in consultation with the administration of the fund and Collective Labour agreement parties, be set no lower than a cost -effective premium;

•	In adopting higher than the cost-effective contribution, the fund may utilize the surplus for additional buffering under a recovery plan, or additional funding for future indexation or for other purposes as described in the actuarial and business report of the fund.

•	The fund may only apply discounts to the cost-effective premium if the pension obligations comply with the legal requirements of the Pension Law;

•	In the event of a reserve deficit, the fund may, under specific circumstances, decide to reduce the pension entitlements and rights.

It is not possible to identify the share of the underlying assets, liabilities, and overall surplus/deficit of the plan attributable to the business, because the plan is industry-wide. Under the specific exemptions within IAS 19, the scheme is therefore treated as a defined contribution scheme within the Group financial statements. The total cost charged to the income statement in respect of this scheme was £2,044,000 (2013: £2,140,000).

IAS 19 Disclosures

The disclosures below relate to post-retirement benefit plans in the UK, the Netherlands, and other countries which are accounted for as defined benefit plans in accordance with IAS 19. The valuations used for the IAS 19 disclosures are based on the most recent actuarial valuation undertaken by independent qualified actuaries as updated to take account of the requirements of IAS 19 to assess the deficits of the plans at 30 March each year.

Present values of defined benefit obligations, fair value of assets and deficit:

	2014 £’000	2013 £’000
Fair value of scheme assets	59,769	57,810
Present value of defined benefit obligations	(76,651)	(73,763)

Deficit in scheme	(16,882)	(15,953)
Liability recognised in the balance sheet	(16,882)	(15,953)

Reconciliation of opening and closing balances of the fair value of plan assets:

	2014 £’000	2013 £’000
Fair value of plan assets at start of period	57,810	51,869
Interest income on assets	2,468	2,177
Actuarial (loss)/gains	(1,359)	2,530
Contributions from sponsoring companies	3,245	3,454
Contributions from plan participants	394	626
Benefits paid	(2,633)	(2,948)
Reclassified from other liabilities	36	—
Exchange adjustments	(192)	102

Fair value of plan assets at end of period	59,769	57,810

The actual return on pension scheme assets over the period ending 30 March 2014 was £1,109,000 (2013: £4,707,000). The best estimate of contributions to be paid by the Group to defined benefit plans for the period ending 29 March 2015 is £3,522,000.

Reconciliation of opening and closing balances of the present value of the defined benefit obligations:

	2014 £’000	2013 £’000
Defined benefit obligations at start of period	(73,763)	(70,181)
Current service cost	(1,087)	(1,306)
Interest cost	(3,052)	(3,209)
Contributions from plan participants	(394)	(626)
Actuarial losses	(1,707)	(2,478)
Benefits paid	2,633	2,948
Gains on settlements and curtailments	716	1,219
Reclassified from other liabilities	(263)	—
Exchange adjustments	266	(130)

Defined benefit obligations at end of period	(76,651)	(73,763)

Total expense recognised in the consolidated income statement:

	2014 £’000	2013 £’000
Current service cost	1,087	1,306
Net Interest on pension scheme liabilities	584	1,032
Gains on settlements and curtailments	(716)	(1,219)

Net charge to income statement	955	1,119

Total amount recognised in the consolidated statement of comprehensive income:

	2014 £’000	2013 £’000
(Loss)/gain on plan assets (excluding amounts included in net interest cost)	(1,359)	2,530
Experience gain/(loss) arising on defined benefit obligations	154	585
Effects of changes in the demographic assumptions underlying defined benefit obligations	(1,861)	2,746
Effects of changes in the financial assumptions underlying defined benefit obligations	—	(5,809)

Total amount recognised in consolidated statement of comprehensive income	(3,066)	52

Analysis of the scheme assets:

	2014 £’000	2013 £’000
Equities	19	20
Diversified growth	31,443	31,953
Bonds	21,678	19,362
Other assets	6,298	6,277
Cash	331	198

Total market value of assets	59,769	57,810

The assets of these schemes are administered by trustees in funds independent from those of the Group. The scheme assets do not include investments issued by the Group nor any properties occupied by the Group. The overall expected rate of return on the scheme assets has been based on the average expected return for each asset class, weighted by the amount of assets in each class.

Key weighted average assumptions used by the actuary and the Directors for the significant pension schemes:

	2014%	2013%
Rate of increase in salaries	2.2	3.2
Inflation	3.1	2.9
Discount rate for liabilities	4.2	4.2

The plan typically exposes the Group to actuarial risks such as investment risk, interest rate risk, salary growth risk, mortality risk and longevity risk. A decrease in corporate bond yields, a rise in inflation or an increase in life expectancy would result in an increase to plan liabilities. This would detrimentally impact the balance sheet position and may give rise to increased charges in future P&L accounts. This effect would be partially offset by an increase in the value of the plan’s bond holdings. Additionally, caps on inflationary increases are in place to protect the plan against extreme inflation.

Note 28. Related Party Transactions

Transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note. One of the Group’s customers owns a minority share of one of the Group’s subsidiaries. During the year, revenue with this customer amounted to £309,000 (2013: £391,000, 2012: £468,000). An amount payable of £428,000 is outstanding at the end of the year (2013: £422,000, 2012: £1,131,000).

Remuneration of key management personnel

The remuneration of key personnel (including Directors) of Synergy Health plc was:

	2014 £’000	2013 £’000	2012 £’000
Short-term benefits	2,943	3,180	3,010
Post-employment benefits	148	190	213
Share-based payments	2,523	54	831

	5,614	3,424	4,054

Key personnel (including Directors) comprise the Executive and Non-Executive Directors, and three senior executives (2013: five, 2012: six). The three senior executives comprise two executives directly responsible for two of the Group’s operating regions, and the Group Company Secretary.

Note 29. Post Balance Sheet Events

On 14 April 2014 the Synergy Health plant in Rawang, Malaysia experienced a mechanical equipment failure which resulted in a small fire due to product becoming overheated. The incident was fully contained. Safety is of paramount importance and we can confirm there was no risk to employees, the local community or environment at any time during this incident. The Group’s financial losses are expected to be fully insured.

On 16 May 2014, the Group acquired the entire issued share capital of Bioster SpA, a company incorporated in Italy, gaining control of the company and its subsidiaries (‘Bioster Group’). Bioster Group operates ethylene oxide and electron beam sterilisation facilities in Italy, Slovakia, and the Czech Republic, providing sterilisation services to the medical device, pharmaceutical and packaging industries. In addition, it operates a hospital sterilisation services (‘HSS’) business in Italy. Cash consideration amounted to €29 million net of cash and debt. In the year ended 31 December 2013, Bioster Group recorded revenues of € 20.2 million (£16.4 million), and underlying EBIT of €2.6 million (£2.1 million). The business had gross assets of €24.8 million (£20.2 million).

On 13 October 2014, Synergy announced a recommended cash and equity share offer by STERIS Corporation, Inc. (‘STERIS’), pursuant to which Synergy and STERIS will combine if appropriate approvals are obtained. A copy of this announcement has been posted to shareholders. The combination is subject to approval by Synergy and STERIS shareholders. It is also subject to certain regulatory approvals as set out in the announcement. Should the combination proceed, the Group would recognise among other things transaction costs and accelerated share option costs.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF SYNERGY

You should read the following discussion and analysis in conjunction with the consolidated financial statements of Synergy Health plc and the accompanying notes included elsewhere in this proxy statement/prospectus. The audited consolidated statements of financial position of Synergy Health plc as of March 30, 2014 and March 31, 2013 and the related consolidated statements of income, changes in equity, cash flows and comprehensive income for each of the years in the three year period ended March 30, 2014 and the unaudited consolidated interim financial statements for the six months ended September 28, 2014 and September 29, 2013 included elsewhere in this proxy statement/prospectus have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The audited consolidated financial statements of Synergy Health plc for the years ended March 30, 2014, March 31, 2013 and April 1, 2012 presented in its annual reports for those years were prepared in accordance with IFRS as endorsed by the EU. For the purposes of this proxy statement/prospectus, Synergy Health plc adopted those accounting standards issued by the IASB but not endorsed by the EU for the relevant years. The application of these additional accounting standards has not resulted in any material change to the consolidated financial statements of Synergy Health plc for those or earlier years. Unless the context implies otherwise, the term “Synergy” refers to Synergy Health plc and its consolidated subsidiaries.

Overview

The Company

Synergy delivers a range of specialist outsourced services to healthcare providers and other customers concerned with health management. Synergy’s services support its customers to improve the quality and efficiency of their activities, whilst reducing risks to their patients and clients.

Synergy’s core services are the sterilization of medical devices, infection control and environmental management services, and other niche outsourced services such as laboratory services (pathology, toxicology, food testing and microbiology). Synergy’s strategy in these businesses is to gain competitive positions with scale benefits which enables it to leverage purchasing efficiencies with cost leadership programs.

Segments

Synergy is currently organized into three operating segments: Applied Sterilization Technologies (“AST”); Hospital Sterilization Services (“HSS”); and Healthcare Solutions. Information on these segments is reported to the chief operating decision maker (“CODM”) for the purposes of resource allocation and assessment of performance. The CODM is the Board of Directors. The CODM monitors the performance of the operating segments based on adjusted operating profit, being operating profit excluding the impact of amortization of acquired intangibles and non-recurring items and acquisition-related costs. Prior to March 31, 2014, Synergy was organized into four regional operating segments, and those regional operating segments were used as the basis for published reporting. All data in this proxy statement/prospectus has been restated to be in line with current operating segments.

For more information on Synergy segment reporting, see Note 3 to Synergy’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus.

Applied Sterilization Technologies

The Applied Sterilization Technologies segment provides a range of sterilization techniques including gamma irradiation, electron, ion and x-ray beam irradiation, and ethylene oxide, for customers from the medical device, pharmaceutical and industrial sectors. The sterilization of customer products is a critical service for our customers, due to the importance of quality control within the industries served, and it is often tied in to the regulatory pathway for the customers’ products.

Hospital Sterilization Services

The Hospital Sterilization Services segment primarily provides a sterilization service for reuseable medical and surgical equipment used in hospital operating rooms, including the decontamination of instruments and provision of surgical instrument sets. This segment also provides a range of services involved in managing the environment in a healthcare setting. The segment primarily involves infection control, incorporating hospital linen management, hand hygiene, hard surface systems and occupational health. Our scale and expertise in hospital sterile services has enabled us to invest in the development and exploitation of potentially transformational technology. Our investment in RFID for mass instrument reading is a powerful advance which strengthens the economic case for outsourcing, via improved patient safety and service quality.

Healthcare Solutions

Our Healthcare Solutions operating segment encompasses Synergy’s linen businesses in the UK and the Netherlands involving the management and processing of dirty linen for hospitals and care homes.

Factors Affecting Results of Operations

Synergy has a number of factors affecting its operating segments. Some of these are common across all the three segments, while others are relevant to one or two only. The most significant factors affecting our results of operations include:

•	Market and customer demand for medical products and hospital procedures;

•	Level of outsourcing by customers within Synergy’s core markets;

•	Internal and external compliance with regulatory controls; and

•	The supply and cost of core materials.

Market and Customer Demand for Medical Products and Hospital Procedures

Demand within Synergy’s AST segment is primarily affected by the underlying requirement for medical products and, to a lesser extent, industrial applications demand. Total industry market growth is broadly equivalent to the underlying growth of the pharmaceutical and medical technology markets. A fall in demand for healthcare products will impact the volume of products sterilized through Synergy’s facilities. Synergy is able to reduce, in part, some of its cost base in response, however, a portion of its costs are fixed or semi-variable in nature and cannot be flexed directly in proportion with reduced demand.

Synergy provides services for many of the major international medical device manufacturers and will be affected by any changes in demand from particular customers or a relocation of customer manufacturing facilities to a new location, which could result in a change in location of sterilization facility. Synergy is partially protected by not having a material concentration of revenue with any single customer and by having a strong global footprint. Additionally, regulatory requirements means that the transfer of product from one facility to another may be time consuming and expensive, which reduces the turnover of customers and its negative impact on Synergy’s revenue and profits.

Demand within Synergy’s HSS segment is primarily affected by the underlying demand for surgical procedures. A fall in demand for decontamination services can affect Synergy’s revenue and profit margins. The financial impact of large variations in demand is generally mitigated by minimum purchase obligations within Synergy’s long term contracts. However, this contractual protection combined with reductions in the cost base in response to lower demand may not fully protect Synergy from an adverse impact on its financial performance. Synergy may be subject to small seasonal variations in demand across the financial year. This is usually consistent across years allowing Synergy to plan the direction and efficient utilisation of resources appropriately.

Demand within Synergy’s Healthcare Solutions segment is primarily affected by the underlying demand for hospital laundry services, which will have a strong correlation with hospital admissions and procedures. A fall in hospital admission rates can affect Synergy’s revenue and profit margins as a large element of the cost base will be fixed in nature or there may be a time lag as the business readjusts its cost base in response.

Level of Outsourcing by Customers within Synergy’s Core Markets

A key determinant affecting Synergy’s ability to continue to grow and expand its business is the level of outsourcing across its main operating segments, AST and HSS. With cost constraints driven from publically funded healthcare institutions combined with tightening clinical standards, healthcare providers and manufacturers are increasingly focusing on core competencies, and outsourcing non-core activities. Medical equipment sterilization is usually not considered a ‘core’ competence for hospital operators and medical device manufacturers, with Synergy primarily targeting these two customer groups.

Organic growth and fulfilment of built or purchased capacity has been supported by an increase in outsourcing due to the following factors:

•	The cost of sterilization services can be reduced through outsourcing. Increasing efficiency can be achieved by using a specialist external provider and as healthcare systems become more focused on reducing costs, outsourcing looks increasingly attractive.

•	Increasingly complex technologies make it expensive for providers to set up and maintain sterilization systems in house.

•	Growing regulatory requirements add to costs. A specialist provider can improve both compliance and consistency with dedicated staff and processes.

•	The need for clinical excellence supports the outsourcing of services to providers with the experience and capability to deliver to rigorous output requirements.

The increase in outsourcing provided an underlying increase in demand for Synergy’s services. Synergy’s ability to benefit from this demand has led to an increase in the AST segment’s geographical footprint through building new facilities or acquiring facilities that are near medical device manufacturing operations or next to key logistics routes. Synergy has also been expanding its offering of technologies so that it can service a wider breadth of products.

The rate of outsourcing uptake does vary across countries and key drivers to outsourcing do not necessarily translate into business opportunities. Additionally, the time it takes to develop an outsourced market may be considerable. For example, the push towards improved efficiency in the U.K. National Health Service would be expected to result in greater use of outsourcing by the organisation. However, current concerns over new legislation and a search for more immediate cost savings (mostly small and non-recurring) is distracting hospital management from larger and more transformational changes in the near term. As a result Synergy is directing a greater share of its resources to regions such as the U.S., which it believes are more open to the rewards of outsourcing on improving their financial returns and clinical standards.

Market dynamics will impact the level of outsourcing of decontamination services, which benefits companies such as Synergy that operate outsourced services: minimising cancellation of surgical procedures, minimising reinfection rates, providing instrument ‘flexibility’ and minimising costs. Synergy’s end customers are hospitals and the decision maker on whether or not to outsource will come from both the hospital administrator and medical professionals. A reluctance to outsource and a desire to retain decontamination and instrument services in-house will reduce the rate of growth of Synergy’s HSS segment.

Synergy reduces this risk to its HSS segment through its value proposition to target cost savings for customers compared with an in-house service, through an improvement in inventory management of instruments and through a reduction in reinfection rates. Despite the value proposition to its customers, Synergy is dependent on hospitals outsourcing its sterilization services and a failure to do so will impact Synergy’s potential revenue and profit.

It is not possible to predict the uptake in medical device or hospital sterilization outsourcing or the speed in which opportunities come to market and can be converted into contracts. Synergy invests in markets which it believes have the highest potential to deliver outsourced contracts but these have no certainty in materializing or may take a reasonable period of time to tender and negotiate before delivering a contract that contributes to revenue and profit growth.

Internal and External Compliance with Regulatory Controls

Construction of new sterilization facilities for the AST segment is capital intensive and sterilization has a high regulatory burden. Both of these factors create a significant barrier to entry to new competition. It also means that sterilization is increasingly being outsourced by Synergy’s customers as the burden of regulatory process increases. Regulatory hurdles and validation processes make customers reluctant to change service providers and, as a consequence, AST contracts with customers tend to be recurring in nature. However, regulatory changes involving Synergy’s customers or the inability of our customers to obtain regulatory approval may have a detrimental impact on Synergy’s performance. Synergy seeks to work with its customers to ensure the smooth validation of products and the provision of the correct regulatory approvals. Nevertheless, certain regulatory requirements will be outside Synergy’s sphere of influence or control. Synergy also operates within a tight regulatory framework and an inability to comply with these regulations can have a detrimental impact on the performance of the business.

The Supply and Cost of Core Materials

The AST segment has a number of important raw materials and components that constitute its cost base. These include cobalt-60 (the irradiation source used within gamma sterilization plants), ethylene oxide gas, utilities, and labor costs. Variations in these costs can have an impact on Synergy’s profit margins. If these costs increase Synergy may not be able to pass on the full impact of these higher costs to customers or there may be a time lag in doing so. Recently the provision of cobalt-60 has become more focused on a smaller number of suppliers. The supply of cobalt-60 is also dependent in the long term on suppliers’ own supply chain, and Synergy’s costs are impacted by this supply as well as by the cost of disposing of depleted cobalt pencils. Synergy uses cobalt-60 within its gamma radiation plants. Revenue from gamma sterilization plants constitutes approximately 57% of total AST revenue in the 2014 financial year. Synergy is looking to diversify our cobalt supply and reduce our dependency on a single source, and is working closely with an alternative supplier of cobalt who will be able to support our growth and importantly, meet our disposal requirements for spent sources in the future. A delay or interruption in the supply of cobalt-60 could have an adverse effect on Synergy’s ability to satisfy demand and negatively impact its revenue and profit performance. Where it is applicable, Synergy maintains long term supply agreements with its suppliers to help ensure continuity of supply.

Synergy’s cost base in its HSS and Healthcare Solutions segments primarily consist of labor, utilities, consumables and, in the case of the Healthcare Solutions segment, textile linen used within its processes. The pricing of textiles is dependent on many factors including raw material costs, global weather patterns and labor costs. Synergy enters into short term agreements with its textile linen suppliers, however Synergy may not be able to pass on the full impact of an increase in textile linen costs to customers or there may be a time lag from doing so. Variations in all of these costs can have an impact on Synergy’s profit margins. Synergy has indexation provisions in many of its contracts, allowing it to recover cost rises through increases in its pricing to customers. However, Synergy may not be able to pass on the full impact of these higher costs to customers or there may be a time lag in doing so.

Other Factors Affecting Synergy’s Results

Legacy Liabilities from Acquisitions

As Synergy has continued to grow through acquisition, the risk of inheriting legacy liabilities and debts remains uncertain. Existing exposure includes workers’ compensation liabilities attached to the former SRI business and legacy employee compensation claims for noise-induced hearing loss.

The risks associated with acquisitions are mitigated through extensive due diligence checks to ensure that opportunities for strategic growth are balanced against financial risks. Synergy proactively manages existing workers’ compensation claims. Integration planning following acquisition is reviewed and enhanced in order to identify and address safety issues.

Integrity of Synergy’s Information Technology Infrastructure

Information technology is an integral part of Synergy’s business and operational systems. The failure of key IT systems would have significant impacts on business performance.

Mitigation is being achieved through the strengthening of IT resources and the implementation of projects to address risks associated with legacy systems. The key aim of these projects is to ensure that critical systems can be fully supported, are sustainable and provide scalability as the business continues to grow. The projects also offer added value by improving consistency and through cost leadership. IT systems and procedures are in place to support business continuity through secure back-up procedures.

Compliance with Regulatory Quality Standards

Synergy provides services to highly regulated markets that operate within a range of internationally recognized quality standards. Our business also relies on maintaining the highest level of quality assurance to protect patient safety. Failing to meet quality standards would have a significant impact on our business and reputation.

Mitigation of these risks is dependent on having clearly established quality control processes in place together with ongoing review and procedures for implementing corrective actions where issues or improvements are identified. Synergy has a well-developed quality assurance structure and adopts an approach of continuous improvement of its quality assurance procedures.

Customer Retention

Maintenance of customer relationships is an important priority for Synergy. Synergy has been able to foster and develop its customer relationships and while it has experienced some customer losses (primarily in the linen business in Holland), Synergy has successfully grown its business organically, supplemented by selective acquisition. The existence of long term contracts and recurring short term contracts has supported sustained market pricing and recovery of cost inflation, resulting in a strong increase in operating profits, margins and returns on capital employed. There is no certainty that Synergy will be able to continue to maintain this level of customer retention, nor win new customers through the provision of outsourcing services.

Credit and Liquidity Risk

Synergy has detailed procedures for monitoring and managing the credit risk related to its trade receivables. Increased credit losses on Synergy trade receivables would reduce its profitability. The maximum exposure to credit risk is represented by the carrying amount of the financial assets in the balance sheet. Cash and short term bank deposits are generally invested with institutions of the highest credit rating or state-guaranteed institutions, with limits on amounts held with individual banks at any one time. It is also Synergy policy to have adequate undrawn facilities available at all times to cover unanticipated financing requirements. Liquidity issues, including having insufficient cash resources, would impact Synergy’s ability to fund its operations and to grow its business. See “—Quantitative and Qualitative Disclosures About Market Risk” for further information.

Interest Rate Risk

Synergy’s balance sheet contains both interest-bearing assets and interest-bearing liabilities. In general, Synergy’s approach to managing its interest rate exposure is to maintain the majority of its cash, short term bank deposits and interest-bearing borrowings on floating rates. Rates are generally fixed for relatively short periods in order to match funding requirements, while being able to benefit from opportunities due to movements in longer term rates. An increase in interest rates would increase Synergy’s financing costs and reduce its profitability.

Non-GAAP Financial Measure

Synergy supplements the reporting of its financial information with a non-GAAP financial measure, adjusted operating profit. Synergy believes that this non-GAAP measure provides meaningful information to assist investors and shareholders in understanding its financial results and assessing its prospects for future performance. It is an important indicator of performance because it excludes items that may not be indicative of, or are unrelated to, core operating results. It provides a baseline for analyzing trends in the underlying business. Management uses this non-GAAP financial measure for reviewing the operating results of reportable business segments and analyzing potential future business trends in connection with our budget process.

To measure earnings performance on a consistent and comparable basis, we exclude certain items that affect the comparability of operating results and the trend of earnings. These adjustments are irregular in timing, may not be indicative of our past and future performance and are therefore excluded to allow investors to better understand underlying operating trends. Adjustments may include, but are not limited to, the following:

Non-recurring and Acquisition-related Costs.

These adjustments include: one-off income and costs not expected to regularly recur, such as costs associated with focused workforce reductions and other restructuring activities; costs related to integrating recently acquired businesses; and specific costs related to the consummation of the acquisition process.

Amortization of Acquired Intangible Assets.

These adjustments represent the periodic amortization expense related to purchased intangible assets.

Because non-GAAP financial measures are not standardized, it may not be possible to compare them with other companies’ non-GAAP financial measures having the same or similar names. This non-GAAP financial measure is an additional way of viewing aspects of performance which, when viewed with the GAAP results and the reconciliations to corresponding GAAP financial measures in the discussion of Results of Operations, provide a more complete understanding of Synergy’s business.

The following table reconciles the non-GAAP financial measure of adjusted operating profit with the most directly comparable GAAP financial measure:

	Unaudited Six months ended September 28, 2014 £’000	Unaudited Six months ended September 29, 2013 £’000	Year ended March 30, 2014 £’000	Year ended March 31, 2013 £’000	Year ended April 1, 2012 £’000
Adjusted operating profit	31,546	29,230	61,314	56,213	48,969
Amortization of acquired intangibles	(4,298)	(4,419)	(8,557)	(9,062)	(7,463)
Non-recurring items and acquisition-related costs	594	(270)	(3,254)	(2,441)	(3,476)
Operating profit	27,842	24,541	49,503	44,710	38,030

Results of Operations

The following table sets forth a summary of Synergy’s consolidated results of operations for the six month periods ended September 28, 2014 and September 29, 2014 and for the fiscal years ended March 30, 2014, March 31, 2013 and April 1, 2012.

	Unaudited Six months ended September 28, 2014 £’000	Unaudited Six months ended September 29, 2013 £’000	Year ended March 30, 2014 £’000	Year ended March 31, 2013 £’000	Year ended April 1, 2012 £’000
Group revenue	197,506	192,130	380,453	361,248	311,954
Cost of sales	(110,558)	(115,248)	(224,729)	(220,516)	(187,577)
Gross profit	86,948	76,882	155,724	140,732	124,377
Administrative expense	(55,402)	(47,652)	(94,410)	(84,519)	(75,408)
Adjusted operating profit	31,546	29,230	61,314	56,213	48,969
Amortization of acquired intangibles	(4,298)	(4,419)	(8,557)	(9,062)	(7,463)
Non-recurring items and acquisition-related costs	594	(270)	(3,254)	(2,441)	(3,476)
Operating profit	27,842	24,541	49,503	44,710	38,030
Net financial expense	(3,186)	(3,185)	(6,610)	(6,739)	(5,553)
Profit before tax	24,656	21,356	42,893	37,971	32,477
Income tax expense	(6,252)	(4,339)	(8,628)	(7,081)	(7,656)
Profit for the period	18,404	17,017	34,265	30,890	24,821
Non-controlling interests	(123)	(153)	316	270	225
Profit attributable to equity shareholders	18,281	16,864	33,949	30,620	24,596

Earnings per share—pence
Basic	31.02	28.78	57.81	53.00	44.51
Diluted	30.75	28.27	57.05	51.97	43.71

Group Revenue

Group revenue was £197.5 million for the six months ended September 28, 2014, representing an increase of £5.4 million, or 2.8%, from £192.1 million for the six months ended September 29, 2013. This represents an underlying growth rate, excluding currency effects, of 7.4% over the previous year. The movement in currency exchange rates over the last period (notably the weakening of the Euro and U.S. dollar against U.K. Pounds Sterling has reduced reported revenue by £8.8 million. Underlying revenue, excluding currency effects, grew by 17.4% in AST (10.0% excluding the effects of acquisitions) and 5.9% in HSS, with a decline of 2.2% in Healthcare Solutions compared to the previous period.

The 2.8% increase in group revenue was attributable to a combination of the following factors: a 4.6% decrease due to movements on foreign exchange rates, a 0.6% increase due to price, a 2.9% increase due to volume, and a 3.8% increase due to acquisitions. The acquisition during the period of Bioster SpA contributed £6.5 million to revenue.

AST revenue was £67.0 million for the six months ended September 28, 2014, representing an increase of £6.6 million, or 11%, from £60.4 million for the six months ended September 29, 2013. HSS revenue was £83.0 million for the six months ended September 28, 2014, representing an increase of £1.6 million, or 1.9%, from £81.4 million for the six months ended September 29, 2013. Healthcare Solutions revenue was £47.5 million for the six months ended September 28, 2014, representing a decrease of £2.9 million, or 5.6%, from £50.4 million for the six months ended September 29, 2013.

Group revenue was £380.5 million for the year ended March 30, 2014, representing an increase of £19.2 million, or 5.3%, from £361.2 million for the year ended March 31, 2013. This represents an underlying growth rate, excluding currency effects, of 4.1% over the previous year. The movement in average currency exchange rates over the period (notably a strengthening of the Euro against Sterling) has increased reported revenue by £4.2 million. Underlying organic revenue, which excludes currency effects and the impact of acquisitions, was broadly flat, with growth of 5.9% in AST offset by a decline in the Netherlands linen business.

The 5.3% increase in group revenue was attributable to a combination of the following factors: a 1.2% increase due to movements on foreign exchange rates, a 1.6% increase due to price, a 2.4% increase due to volume, and a 0.1% increase due to acquisitions. The acquisition during the period of Genon Laboratories Limited, and of an increased stake in SH Logistics BV, contributed £0.7 million to revenue.

AST revenue was £120.4 million for the year ended March 30, 2014, representing an increase of £8.0 million, or 7.1%, from £112.4 million for the year ended March 31, 2013. HSS revenue was £158.7 million for the year ended March 30, 2014, representing an increase of £15.8 million, or 11.1%, from £142.9 million for the year ended March 31, 2013. Healthcare Solutions revenue was £101.3 million for the year ended March 30, 2014, representing a decrease of £4.7 million, or 4.4%, from £106.0 million for the year ended March 31, 2013.

Group revenue was £361.2 million for the year ended March 31, 2013, representing an increase of £49.3 million, or 15.8%, from £312.0 million for the year ended April 1, 2012. This represents an underlying growth rate, excluding currency effects, of 18.5% over the previous year. The movement in currency exchange rates over the period (notably the weakening of the Euro against Sterling) has reduced reported revenue by £8.3 million.

The 15.8% increase in group revenue was attributable to a combination of the following factors: a 2.6% decrease due to movements on foreign exchange rates, a 1.0% increase due to price, a 1.5% decrease due to volume, and a 18.9% increase due to acquisitions. The acquisition during the period of SRI/Surgical Express Inc, of Bizworth Gammarad Sdn Bhd, and of MSI Surgical Solutions LLP, together contributed £48.1 million to revenue.

AST revenue was £112.4 million for the year ended March 31, 2013, representing an increase of £11.8 million, or 11.7%, from £100.6 million for the year ended April 1, 2012. HSS revenue was £142.9 million for the year ended March 31, 2013, representing an increase of £47.1 million, or 49.2%, from £95.8 million for the year ended April 1, 2012. Healthcare Solutions revenue was £106.0 million for the year ended March 31, 2013, representing a decrease of £9.6 million, or 8.3%, from £115.6 million for the year ended April 1, 2012.

Cost of Sales

Cost of sales was £110.6 million for the six months ended September 28, 2014, representing a decrease of £4.7 million, or 4.1%, from £115.2 million for the six months ended September 29, 2013. The decrease in cost of sales was primarily attributable to the loss of low-margin business in the HSS segment, and a restructuring of operations in the Healthcare Solutions segment. Synergy’s cost of sales represented 56.0% of sales in in the six months ended September 28,2014 compared to 60.0% in the six months ended September 29, 2013.

Cost of sales was £224.7 million for the year ended March 30, 2014, representing an increase of £4.2 million, or 1.9%, from £220.5 million for the year ended March 31, 2013. The increase in cost of sales was below the equivalent increase in revenue and is primarily attributable to the loss of low-margin disposable pack volumes following the SRI acquisition, and the continuing restructuring of the Dutch healthcare solutions business. Synergy’s cost of sales represented 59.1% of sales in 2014 compared to 61.0% in 2013.

Cost of sales was £220.5 million for the year ended March 31, 2013, representing an increase of £32.9 million, or 17.6%, from £187.6 million for the year ended April 1, 2012. The increase in cost of sales was broadly in line with the equivalent increase in revenues taking into account the offsetting impact of the acquisition in the year of an HSS business with a higher direct cost base, and the full-year impact of the prior year acquisition of three AST businesses with a lower direct cost base. Synergy’s cost of sales represented 61.0% of sales in 2013 compared to 60.1% in 2012.

Gross Profit

Gross profit was £86.9 million for the six months ended September 28, 2014, representing an increase of £10.1 million, or 13.1%, from £76.9 million for the six months ended September 29, 2013. The increase in gross profit was attributable to an increase of £5.4 million in revenue, accompanied by a decrease in cost of sales of £4.7 million. This increase in gross profit represented a gross profit margin of 44.0%, an increase of 400 basis points over the previous period.

Gross profit was £155.7 million for the year ended March 30, 2014, representing an increase of £14.9 million, or 10.7%, from £140.7 million for the year ended March 31, 2013. The increase in gross profit was attributable to an increase of £19.2 million in revenue, offset by an increase in cost of sales of £4.2 million. This increase in gross profit represented a gross profit margin of 40.9%, an increase of 190 basis points over the previous year.

Gross profit was £140.7 million for the year ended March 31, 2013, representing an increase of £16.4 million, or 13.1%, from £124.4 million for the year ended April 1, 2012. The increase in gross profit was attributable to an increase of £49.3 million in revenue, offset by an increase in cost of sales of £32.9 million. This increase in gross profit resulted in a gross profit margin of 39.0%, a decrease of 90 basis points over the previous year due to the dilution effect of the SRI acquisition.

Administrative Expense

Administrative expense was £55.4 million for the six months ended September 28, 2014, representing an increase of £7.8 million, or 16.3%, from £47.7 million for the six months ended September 29, 2013. This increase resulted in administrative expense representing 28.1% of revenue, an increase of 330 basis points over the previous period, and was primarily attributable to an investment in Synergy’s commercial and quality teams to drive future business growth, combined with the impact of the acquisition of Bioster in the period.

Administrative expense was £94.4 million for the year ended March 30, 2014, representing an increase of £9.9 million, or 11.7%, from £84.5 million for the year ended March 31, 2013. This increase resulted in administrative expense representing 24.8% of revenue, an increase of 140 basis points over the previous period, and was primarily attributable to an investment in resources in line with investment in new AST facilities, project resource to support new HSS contracts in the U.S., and the impact of the acquisition of Genon and SH Logistics in the period.

Administrative expense was £84.5 million for the year ended March 31, 2013, representing an increase of £9.1 million, or 12.1%, from £75.4 million for the year ended April 1, 2012. This increase resulted in administrative expense representing 23.4% of revenue, a decrease of 80 basis points over the previous period, and was primarily attributable to the mix impact of the acquisition of SRI in the period, a business with proportionately lower administrative expense as a percentage of revenue.

Adjusted Operating Profit

Adjusted operating profit was £31.5 million for the six months ended September 28, 2014, representing an increase of £2.3 million, or 7.9%, from £29.2 million for the six months ended September 29, 2013. The increase in adjusted operating profit was attributable to an increase in gross profit of £10.1 million, offset by an increase in administrative expenses of £7.8 million. This increase in adjusted operating profit represented an adjusted operating profit margin of 16.0%, an improvement of 80 basis points over last year. Currency effects decreased reported adjusted operating profit by £1.6 million. The acquisition during the period of Bioster SpA contributed £1.1 million to adjusted operating profit.

AST adjusted operating profit was £23.3 million for the six months ended September 28, 2014, representing an increase of £2.9 million, or 13.9%, from £20.4 million for the six months ended September 29, 2013. HSS adjusted operating profit was £8.7 million for the six months ended September 28, 2014, representing an increase of £0.4 million, or 4.3%, from £8.3 million for the six months ended September 29, 2013. Healthcare Solutions adjusted operating profit was £3.5 million for the six months ended September 28, 2014, broadly unchanged from £3.5 million for the six months ended September 29, 2013. Corporate expense not allocated to an operating segment was £3.9 million for the six months ended September 28, 2014, representing an increase of £0.9 million, or 27.5%, from £3.0 million for the six months ended September 29, 2013. This increase in corporate expense not allocated to an operating segment was primarily attributable to the return of certain corporate resources from a secondment to support the US HSS business for the six months ended September 29, 2013.

Adjusted operating profit was £61.3 million for the year ended March 30, 2014, representing an increase of £5.1 million, or 9.1%, from £56.2 million for the year ended March 31, 2013. The increase in adjusted operating profit was attributable to an increase in gross profit of £14.9 million, offset by an increase in administrative expenses of £9.9 million. This increase in adjusted operating profit represented an adjusted operating profit margin of 16.1%, an improvement of 50 basis points over last year. Currency effects increased reported adjusted operating profit by £0.6 million. The acquisition during the period of Genon Laboratories Limited, and of an increased stake in SH Logistics BV, contributed £0.2 million to adjusted operating profit.

AST adjusted operating profit was £41.0 million for the year ended March 30, 2014, representing an increase of £1.9 million, or 4.9%, from £39.1 million for the year ended March 31, 2013. HSS adjusted operating profit was £16.8 million for the year ended March 30, 2014, representing an increase of £1.9 million, or 12.7%, from £14.9 million for the year ended March 31, 2013. Healthcare Solutions adjusted operating profit was £9.4 million for the year ended March 30, 2014, representing an increase of £1.1 million, or 12.9%, from £8.3 million for the year ended March 31, 2013. Corporate expense not allocated to an operating segment was £5.9 million for the year ended March 30, 2014, 2014, representing a decrease of £0.2 million, or 3.8%, from £6.1 million for the year ended March 31, 2013.

Adjusted operating profit was £56.2 million for the year ended March 31, 2013, representing an increase of £7.2 million, or 14.8%, from £49.0 million for the year ended April 1, 2012. The increase in adjusted operating profit was attributable to an increase in gross profit of £16.4 million, offset by an increase in administrative expenses of £9.1 million This increase in adjusted operating profit represented an adjusted operating profit margin of 15.6%, a small reduction of 10 basis points over last year due to the small dilution effect of the SRI acquisition. The margin remained at last year’s level excluding currency effects. Currency effects reduced reported adjusted operating profit by £1.7 million. Excluding the impact of the SRI acquisition, adjusted operating margin increased to 16.0%, an improvement of 80 basis points over last year. The acquisition during the period of SRI/Surgical Express Inc, of Bizworth Gammarad Sdn Bhd, and of MSI Surgical Solutions LLP, together contributed £4.8 million to adjusted operating profit.

AST adjusted operating profit was £39.1 million for the year ended March 31, 2013, representing an increase of £3.8 million, or 10.9%, from £35.3 million for the year ended April 1, 2012. HSS adjusted operating profit was £14.9 million for the year ended March 31, 2013, representing an increase of £8.5 million, or 33.4%, from £6.4 million for the year ended April 1, 2012. Healthcare Solutions adjusted operating profit was £8.3 million for the year ended March 31, 2013, representing a decrease of £4.8 million, or 36.8%, from £13.1 million for the year ended April 1, 2012. Corporate expense not allocated to an operating segment was £6.1 million for the year ended March 31, 2013, 2014, representing an increase of £0.3 million, or 4.7%, from £5.8 million for the year ended April 1, 2012.

Amortization of Acquired Intangibles

Amortization of acquired intangibles was £4.3 million for the six months ended September 28, 2014, broadly unchanged from £4.4 million for the six months ended September 29, 2013.

Amortization of acquired intangibles was £8.6 million for the year ended March 30, 2014, representing a decrease of £0.5 million, or 5.6%, from £9.1 million for the year ended March 31, 2013. The decrease in amortization of acquired intangibles was attributable to certain intangible assets acquired in the SRI transaction becoming fully amortized during the year.

Amortization of acquired intangibles was £9.1 million for the year ended March 31, 2013, representing an increase of £1.6 million, or 21.4%, from £7.5 million for the year ended April 1, 2012. The increase in amortization of acquired intangibles was primarily attributable to the addition of intangible assets acquired in the SRI transaction during the year.

Non-recurring Items and Acquisition-related Costs

Non-recurring items and acquisition-related costs were an income of £0.6 million for the six months ended September 28, 2014, representing a change of £0.9 million from a cost of £0.3 million for the six months ended September 29, 2013. The non-recurring items and acquisition-related costs were primarily attributable to £0.3 million of acquisition transaction fees, and an income of £0.9 million related to a cessation gain on a component of the Group’s retirement benefit obligations.

Non-recurring items and acquisition-related costs was £3.3 million for the year ended March 30, 2014, representing an increase of £0.8 million from a cost of £2.4 million for the year ended March 31, 2013. The non-recurring items and acquisition-related costs were primarily attributable to £1.4 million in acquisition transaction fees, including a £0.6 million expense (net of the reimbursement of costs under an exclusivity agreement) relating to an ultimately unsuccessful acquisition, and restructuring costs in the Netherlands of £1.8 million, incurred on the closure of two laundries, two wash centres, and the conversion of a hospital laundry facility into a care home wash centre.

Non-recurring items and acquisition-related costs were £2.4 million for the year ended March 31, 2013, representing a decrease of £1.0 million, or 29.8%, from £3.5 million for the year ended April 1, 2012. Non-recurring items and acquisition-related costs were primarily attributable to acquisition transaction fees and restructuring costs for and following the acquisition of SRI, as well as restructuring costs incurred in the Netherlands linen business, partly offset by a gain on the disposal of an investment property, and a cessation gain on a defined benefit pension scheme.

Operating Profit

Operating profit was £27.8 million for the six months ended September 28, 2014, representing an increase of £3.3 million, or 13.5%, from £24.5 million for the six months ended September 29, 2013. The increase in operating profit was primarily attributable to a £2.3 million increase in adjusted operating profit, combined with £1.0 million decrease in non-recurring and acquisition related costs.

Operating profit was £49.5 million for the year ended March 30, 2014, representing an increase of £4.8 million, or 10.7%, from £44.7 million for the year ended March 31, 2013. The increase in operating profit was primarily attributable to a £5.1 million increase in adjusted operating profit.

Operating profit was £44.7 million for the year ended March 31, 2013, representing an increase of £6.7 million, or 17.6%, from £38.0 million for the year ended April 1, 2012. The increase in operating profit was primarily attributable to a £7.2 million increase in adjusted operating profit, and a £1.0 million decrease in non-recurring and acquisition related costs, offset by a £1.6 million increase in amortisation of acquired intangibles.

Net Financial Expense

Net financial expense was £3.2 million for the six months ended September 28, 2014, broadly unchanged from £3.2 million for the six months ended September 29, 2013.

Net financial expense was £6.6 million for the year ended March 30, 2014, representing a decrease of £0.1 million, or 1.9%, from £6.7 million for the year ended March 31, 2013. The decrease in net financial expense was primarily attributable to lower pension charges offsetting a small increase in financing costs.

Net financial expense was £6.7 million for the year ended March 31, 2013, representing an increase of £1.2 million, or 21.4%, from £5.6 million for the year ended April 1, 2012. The increase in net financial expense was primarily attributable to additional loans raised to finance acquisition activity during the period.

Profit Before Tax

Profit before tax was £24.7 million for the six months ended September 28, 2014, representing an increase of £3.3 million, or 15.5%, from £21.4 million for the six months ended September 29, 2013. The increase in profit before tax was primarily attributable to a £2.3 million increase in adjusted operating profit, combined with £1.0 million decrease in non-recurring and acquisition related costs.

Profit before tax was £42.9 million for the year ended March 30, 2014, representing an increase of £4.9 million, or 13.0%, from £38.0 million for the year ended March 31, 2013. The increase in profit before tax was primarily attributable to a £5.1 million increase in adjusted operating profit.

Profit before tax was £38.0 million for the year ended March 31, 2013, representing an increase of £5.5 million, or 16.9%, from £32.5 million for the year ended April 1, 2012. The increase in profit before tax was primarily attributable to a £7.2 million increase in adjusted operating profit, and a £1.0 million decrease in non-recurring and acquisition related costs, offset by a £1.6 million increase in amortisation of acquired intangibles.

Income Tax Expense

Income tax expense was £6.3 million for the six months ended September 28, 2014, representing an increase of £2.0 million, or 44%, from £4.3 million for the six months ended September 29, 2013. The effective tax rate (calculated as the income tax expense on adjusted operating profit) for the six months ended September 28, 2014 and September 29, 2013 amounted to 23.9% and 24.0%, respectively. The increase in income tax expense was primarily attributable to the change in non-recurring items and acquisition-related costs, and the impact of increased operating profit.

Income tax expense was £8.6 million for the year ended March 30, 2014, representing an increase of £1.5 million, or 21.8%, from £7.1 million for the year ended March 31, 2013. The adjusted effective tax rate (calculated as the income tax expense on adjusted operating profit) for the years ended March 30, 2014 and March 31, 2013 amounted to 23.6% and 22.9%, respectively. The increase in our effective tax rate was primarily attributable to the reduction in the U.K. corporate tax rate and a change in the geographical mix of Synergy’s profits with a marginally higher proportion of 2014 profits arising in the U.S. compared to 2013 profits.

Income tax expense was £7.1 million for the year ended March 31, 2013, representing a decrease of £0.6 million, or 7.5%, from £7.7 million for the year ended April 1, 2012. The effective tax rate (calculated as the income tax expense on adjusted operating profit) for the years ended March 31, 2013 and April 1, 2012 amounted to 22.9% and 22.7%, respectively. The increase in effective tax rate was primarily attributable to the reduction in the U.K. corporation tax rate and a change in the geographical mix of Synergy’s profits. Following the acquisition of SRI, a greater proportion of Synergy’s profit now arises in the United States, which has a higher tax rate than the current Group average. This impact is partially offset by an increase in profit generated in Switzerland and Ireland, which have lower tax rates than Synergy’s average.

Profit for the Period

Profit for the period was £18.4 million for the six months ended September 28, 2014, representing an increase of £1.4 million, or 8.2%, from £17.0 million for the six months ended September 29, 2013. The increase in profit for the period was primarily attributable to a £3.3 million increase in profit before tax, offset by a £2.0 million increase in income tax expense.

Profit for the period was £34.3 million for the year ended March 30, 2014, representing an increase of £3.4 million, or 10.9%, from £30.9 million for the year ended March 31, 2013. The increase in profit for the period was primarily attributable to a £4.9 million increase in profit before tax, offset by a £1.5 million increase in income tax expense.

Profit for the period was £30.9 million for the year ended March 31, 2013, representing an increase of £6.1 million, or 24.5%, from £24.8 million for the year ended April 1, 2012. The increase in profit for the period was primarily attributable to a £5.5 million increase in profit before tax, offset by a £0.6 million decrease in income tax expense.

Non-controlling Interests

Non-controlling interests was £0.1 million for the six months ended September 28, 2014, remaining essentially unchanged from £0.1 million for the six months ended September 29, 2013.

Non-controlling interests was £0.3 million for the year ended March 30, 2014, remaining essentially unchanged from £0.3 million for the year ended March 31, 2013.

Non-controlling interests was £0.3 million for the year ended March 31, 2013, remaining essentially unchanged from £0.2 million for the year ended April 1, 2012.

Profit Attributable to Equity Shareholders

Profit attributable to equity shareholders was £18.3 million for the six months ended September 28, 2014, representing an increase of £1.4 million, or 8.4%, from £16.9 million for the six months ended September 29, 2013. The increase in profit attributable to equity shareholders was attributable to the increase in the profit for the period.

Profit attributable to equity shareholders was £34.0 million for the year ended March 30, 2014, representing an increase of £3.3 million, or 10.9%, from £30.6 million for the year ended March 31, 2013. The increase in profit attributable to equity shareholders was attributable to the increase in the profit for the period.

Profit attributable to equity shareholders was £30.6 million for the year ended March 31, 2013, representing an increase of £6.0 million, or 24.5%, from £24.6 million for the year ended April 1, 2012. The increase in profit attributable to equity shareholders was attributable to the increase in the profit for the period.

Earnings Per Share

Undiluted weighted average shares have increased to 58.9 million for the six months ended September 28, 2014, from 58.6 million for the six months ended September 29, 2013. The increase in undiluted weighted average shares is primarily attributable to equity shares issued in the period. Diluted weighted average shares have decreased to 59.4 million for the six months ended September 28, 2014, from 59.7 million for the six months ended September 29, 2013. The decrease in diluted weighted average shares is primarily due to movements in undiluted weighted average shares, combined with the impact of equity stock options granted in the period, offset by equity stock options exercised in the period.

Basic earnings per share was 31.02 pence for the six months ended September 28, 2014, representing an increase of 2.24 pence, or 7.8%, from 28.78 pence for the six months ended September 29, 2013. The increase in basic earnings per share was attributable to a £1.4 million increase in profit attributable to equity shareholders, offset by the increase in undiluted weighted average shares. Diluted earnings per share was 30.75 pence for the six months ended September 28, 2014, representing an increase of 2.48 pence, or 8.8%, from 28.27 pence for the six months ended September 29, 2013. The increase in diluted earnings per share was attributable to a £1.4 million increase in profit attributable to equity shareholders, and the decrease in diluted weighted average shares.

Undiluted weighted average shares have increased to 58.7 million for the year ended March 30, 2014, from 57.8 million for the year ended March 31, 2013. The increase in undiluted weighted average shares is primarily due to equity shares issued in the period. Diluted weighted average shares have increased to 59.5 million for the year ended March 30, 2014, from 58.9 million for the year ended March 31, 2013. The increase in diluted weighted average shares is primarily due to movements in undiluted weighted average shares, combined with the impact of equity stock options granted in the period, offset by equity stock options exercised in the period.

Basic earnings per share was 57.81 pence for the year ended March 30, 2014, representing an increase of 4.81 pence, or 9.1%, from 53.00 pence for the year ended March 31, 2013. The increase in basic earnings per share was attributable to a £3.3 million increase in profit attributable to equity shareholders, offset by the increase in undiluted weighted average shares. Diluted earnings per share was 57.05 pence for the year ended March 30, 2014, representing an increase of 5.08 pence, or 9.8%, from 51.97 pence for the year ended March 31, 2013. The increase in diluted earnings per share was attributable to a £3.3 million increase in profit attributable to equity shareholders, offset by the increase in diluted weighted average shares.

Undiluted weighted average shares have increased to 57.8 million for the year ended March 31, 2013, from 55.3 million for the year ended April 1, 2012. The increase in undiluted weighted average shares is primarily due to an equity placement of 2.8 million shares in the period. Diluted weighted average shares have increased to 58.9 million for the year ended March 31, 2013, from 56.3 million for the year ended April 1, 2012. The increase in diluted weighted average shares is primarily due to movements in undiluted weighted average shares, combined with the impact of equity stock options granted in the period, offset by equity stock options exercised in the period.

Basic earnings per share was 53.00 pence for the year ended March 31, 2013, representing an increase of 8.50 pence, or 19.1%, from 44.51 pence for the year ended April 1, 2012. The increase in basic earnings per share was attributable to a £6.0 million increase in profit attributable to equity shareholders, offset by the increase in undiluted weighted average shares. Diluted earnings per share was 51.97 pence for the year ended March 31, 2013, representing an increase of 8.30 pence, or 18.9%, from 43.71 pence for the year ended April 1, 2012. The increase in diluted earnings per share was attributable to a £6.0 million increase in profit attributable to equity shareholders, offset by the increase in diluted weighted average shares.

Liquidity and Capital Resources

Capital Resources

Synergy’s principal sources of liquidity are its cash balances, short-term and long-term bank borrowings, and its access to the equity markets. As of September 28, 2014, March 30, 2014, March 31, 2013 and April 1, 2012, Synergy had gross cash balances of £38.4 million, £33.8 million, £25.2 million and £22.0 million, respectively, which were held as short term deposits or in current accounts with a number of banks and in a number of currencies including Euro, Sterling and the U.S. Dollar. As of September 28, 2014, March 30, 2014, March 31, 2013 and April 1, 2012, Synergy’s net debt amounted to £172.8 million, £147.6 million, £177.3 million and £173.5 million, respectively.

As of March 30, 2014, Synergy had in place a five-year, unsecured, multi-currency revolving facilities agreement (the “July 2011 Facility”) with a group of seven banks, which was signed on July 26, 2011. The July 2011 Facility comprises a Sterling denominated multi-currency facility of £105 million and a Euro denominated multi-currency facility of €130 million. On June 1, 2012, Synergy signed a two-year, Euro-denominated, multi-currency facility of €18 million with the same covenants and lenders as in the July 2011 Facility (the “June 2012 Facility”). The June 2012 Facility expired on May 31, 2014.

On September 13, 2012, Synergy issued a bilateral private placement note of €20.6 million. At that time, Synergy also put in place an uncommitted shelf facility with the same lender, allowing Synergy to draw up to $48.5 million over a two-and-a-half year period (the “2012 Shelf Facility”). The financial covenants of the 2012 Shelf Facility are substantially similar to those in the July 2011 Facility. The remaining shelf facility was utilized during September 2013 when two further notes were issued, one for £10.0 million, and a second note for €25.1 million. Synergy remains comfortably within the financial covenants set out in the July 2011 Facility.

As of March 30, 2014, Synergy’s debt is split between Sterling, Euros and U.S. Dollars with the currency mix and level of fixed interest debt within each currency as follows:

	Level of debt	Level of fixed interest debt
	£’000%
Sterling	37,900	39
Euros	76,400	49
U.S. Dollars	67,100	31

Total	181,400	41

The Euro denominated debt, which is predominantly held in the U.K., is held to hedge Synergy’s Euro-denominated net assets (excluding goodwill and intangibles) of €161.1 million. The U.S. Dollar-denominated debt is held as a hedge of Synergy’s U.S. Dollar-denominated net assets (excluding goodwill and intangibles) of $127.4 million. As of March 30, 2014, 41% of Synergy’s total debt was held at fixed rates of interest.

Synergy believes that its existing cash balances, committed facilities and the cash expected to be generated through its operating activities will be sufficient to fund its operations for the next year. This assumption could prove to be wrong if other factors, such as unexpectedly difficult trading conditions, adversely impact its ability to generate cash.

Cash Flows

	Unaudited Six months ended September 28, 2014 £’000	Unaudited Six months ended September 29, 2013 £’000	Year ended March 30, 2014 £’000	Year ended March 31, 2013 £’000	Year ended April 1, 2012 £’000
Net cash flows from operating activities	38,067	38,775	84,871	86,806	69,383
Net cash flows used in investing activities	(48,909)	(20,465)	(40,216)	(80,455)	(114,334)
Net cash flows from/used in financing activities	17,169	341	(35,389)	(3,869)	28,564

Net (decrease)/increase in cash and cash equivalents	6,327	18,651	9,266	2,482	(16,387)

Net Cash Flows from Operating Activities

Cash flows from operating activities in the years ended March 30, 2014, March 31, 2013, and April 1, 2012 mainly comprised Synergy’s operating profits, adjusted for non-cash items, including depreciation and amortization, Synergy’s share of profits of joint ventures and associates, less tax and interest payments and movements in working capital.

Net cash flows from operating activities was £38.1 million for the six months ended September 28, 2014, representing a decrease of £0.7 million, or 1.8%, from £38.8 million for the six months ended September 29, 2013. The increase in net cash flows from operating activities was primarily attributable to a £1.4 million increase in profit for the year, a £4.8 million net working capital outflow, and a £2.8 million decrease in tax paid.

Net cash flows from operating activities was £84.9 million for the year ended March 30, 2014, representing a decrease of £1.9 million, or 2.2%, from £86.8 million for the year ended March 31, 2013. The decrease in net cash flows from operating activities was primarily attributable to a £3.4 million increase in profit for the year and a £3.4 million increase in tax paid.

Net cash flows from operating activities was £86.8 million for the year ended March 31, 2013, representing an increase of £17.4 million, or 25.1%, from £69.4 million for the year ended April 1, 2012. The increase in net cash flows from operating activities was primarily attributable to a £6.1 million increase in profit for the year, and a £8.7 million decrease in tax paid.

Net Cash Used in Investing Activities

Cash flows from investing activities mainly comprised the acquisition of subsidiaries, the acquisition of property, plant and equipment, and the proceeds from the sale of property, plant and equipment.

Net cash flows used in investing activities was £48.9 million for the six months ended September 28, 2014, representing an increase of £28.4 million, or 139%, from £20.5 million for the six months ended September 29, 2013. The increase in net cash flows used in investing activities was primarily attributable to a £10.6 million increase in cash outflows to acquire subsidiaries, and a £11.2 million increase in purchases of property, plant and equipment.

Net cash flows used in investing activities was £40.2 million for the year ended March 30, 2014, representing a decrease of £40.3 million, or 50%, from £80.5 million for the year ended March 31, 2013. The decrease in net cash flows used in investing activities was primarily attributable to a £27.0 million decrease in cash outflows to acquire subsidiaries, and a £8.4 million decrease in purchases of property, plant and equipment.

Net cash flows used in investing activities was £80.5 million for the year ended March 31, 2013, representing a decrease of £33.9 million, or 30%, from £114.3 million for the year ended April 1, 2012. The decrease in net cash flows used in investing activities was primarily attributable to a fall in cash outflows to acquire subsidiaries.

Net Cash Flows Used in Financing Activities

Cash flows used in financing activities mainly comprised dividend payments to Synergy equity shareholders interest payments, and the payment or drawdown of borrowing facilities.

Net cash flows from financing activities was £17.2 million for the six months ended September 28, 2014, representing an increase of £16.9 million from £0.3 million for the six months ended September 29, 2013. The increase in net cash flows used in financing activities was primarily attributable to a £16.1 million increase in net cash raised from borrowings.

Net cash flows used in financing activities was £35.4 million for the year ended March 30, 2014, representing an increase of £31.5 million from £3.9 million for the year ended March 31, 2013. The decrease in net cash flows from financing activities was primarily attributable to a £22.3 million reduction in proceeds of shares issued, a £5.6 million reduction in net cash raised from borrowings, and £3.0 million spent on the purchase of Synergy’s own stock.

Net cash flows used in financing activities was £3.9 million for the year ended March 31, 2013, representing a decrease of £32.4 million from £28.6 million generated from financing for the year ended April 1, 2012. The decrease in net cash flows from financing activities was primarily attributable to the difference between the proceeds of shares issued in 2013 of £24.1 million, and the net cash raised from borrowings in 2012 of £46 million.

Contractual Obligations and Off-Balance Sheet Arrangements

Contractual Obligations

	Payments falling due by period, in £’000
Contractual obligations:	Total	1 year or less	1 – 3 years	3 – 5 years	5 years or more
Long term debt obligations	192,402	5,346	133,380	4,004	49,672
Capital (finance) lease obligations	4,826	2,182	2,644	—	—
Operating lease obligations	42,882	6,758	10,832	5,992	19,301
Purchase obligations	68,199	68,199	—	—	—
Other long term liabilities reflected on the balance sheet under the GAAP of the primary financial statements	2,099	1,085	652	132	230
Provisions	10,226	3,611	198	—	6,418

Total contractual obligations	320,636	87,181	147,706	10,128	75,621

Purchase obligations represent contractual obligations arising from purchase orders for which we have made firm commitments, and other contractual obligations to purchase goods or services that is enforceable and legally binding on the company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

Synergy’s finance lease obligations relate mainly to plant and machinery used in its HSS businesses. Synergy’s operating lease obligations relate mainly to leases of properties Synergy uses in its business. Other long term liabilities mainly relate to amounts payable to former shareholders of certain subsidiary companies, plus amounts payable under derivative financial assets. Provisions relate mainly to legal obligations for the return of cobalt isotopes used in its AST segment, and other provisions.

This table does not include Synergy’s obligations under the various defined benefit pension schemes it operates. Full details in relation to the assets and liabilities of these schemes, which had an aggregate net deficit of £16.9 million as of March 30, 2014, are included in Note 27 of Synergy’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus.

Off-Balance Sheet Arrangements

Other than the operating lease and purchase commitments disclosed in the table above, Synergy has no off-balance sheet arrangements.

Dividend

Synergy’s Board of Directors have not proposed an interim dividend for 2015. Synergy paid dividends for fiscal 2014 of 22.77 pence per share, representing an increase of 10.0% over 2013. Synergy paid dividends for fiscal 2013 of 20.70 pence per share, representing an increase of 15.0% over 2012.

Quantitative and Qualitative Disclosures About Market Risk

Synergy’s multinational operations expose it to different financial risks including foreign exchange rate risks, credit and liquidity risks, and interest rate risks. These market risks may adversely affect Synergy’s results of operations and financial condition. Synergy has a risk management program in place which seeks to limit the impact of these risks on its financial performance as explained below.

Synergy has determined policies for managing these risks in a non-speculative manner. Additional information in relation to these risks, including relevant sensitivity analyses, is provided in Note 19 of Synergy’s audited consolidated financial statements, presented elsewhere in this proxy statement/prospectus.

Foreign Exchange Risk

Synergy’s principal currency exposures are to fluctuations in the exchange rate between Sterling and the Euro and between Sterling and the U.S. Dollar. Synergy’s policy is to ensure that the proportion of interest cost in each currency is consistent with the proportion of earnings in that currency. By arranging its affairs in this manner, Synergy seeks to ensure that there is no disproportionate impact on its results as a result of exchange rate movements.

During the 12 months to March 2014, the average exchange rate for Sterling against the Euro weakened by 3% in comparison to the 12 month average to March 2013. A 3% strengthening in the average exchange rate for Sterling against the Euro over the entire year to March 2014 would have resulted in increased adjusted operating profit of £0.8 million. This analysis assumes that all other variables remain constant. A 3% weakening in the average exchange rate for Sterling against the Euro would have an equal but opposite effect.

During the 12 months to March 2014, the average exchange rate for Sterling against the U.S. Dollar strengthened by 1% in comparison to the 12 months average to March 2013. A 1% weakening in the average exchange rate for Sterling against the U.S. Dollar over the entire year to March 2014 would have resulted in reduced adjusted operating profit of £0.0 million. This analysis assumes all other variables remain constant. A 1% weakening in the average exchange rate for Sterling against the U.S. Dollar would have an equal but opposite effect.

Where Synergy subsidiaries make significant purchases in non-functional currencies, such as U.S. and Canadian Dollars, Synergy enters into forward exchange currency contracts to manage this exposure. Synergy utilises currency derivatives to hedge significant future transactions and cash flows in foreign currencies and is a party to a variety of foreign currency forward contracts in the management of its exchange rate exposures. The instruments purchased are denominated in the functional currencies of Synergy’s trading entities and its suppliers.

Synergy does not trade in derivatives. The derivatives held hedge specific exposures and have maturities designed to match the exposures they are hedging. It is the intention to hold the financial instruments giving rise to the exposure and the underlying hedged item until maturity and therefore no net gain or loss is expected to be realised.

Additionally, as of March 30, 2014, Synergy holds net Euro- and U.S. Dollar-denominated loans in U.K. companies totalling £76.3 million and £67.1 million respectively. This represents a fully effective designated net investment hedge against the first £76.3 million of Synergy’s Euro-denominated net assets of £133.2 million and £67.1 million of Synergy’s U.S. Dollar-denominated net assets of £76.6 million as of March 30, 2014. The revaluation of these loans resulted in a gain of £2.0 million as of March 30, 2014, which has been posted to the translation reserve.

Credit and Liquidity Risk

Credit risk is the risk of financial loss to Synergy if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from Synergy’s receivables from customers. Synergy has no significant concentration of credit risk, with exposure spread over a large number of counterparties and customers. Synergy’s credit risk is primarily attributable to its trade receivables. The amounts presented in the balance sheet are net of allowances for impairment.

Synergy’s principal financial assets are bank balances and cash and trade and other receivables. The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit ratings assigned by international credit rating agencies.

Management has credit policies in place to manage risk and to monitor exposure to risk on an ongoing basis. These include the use of customer specific credit limits based on third party credit reports and in cases of customer default or requests for credit above agreed limits the use of pro forma invoices to secure payment in advance of delivery. Given these factors and based on extensive past experience, Synergy believes that its financial assets are of good credit quality.

The carrying amount of financial assets represents the maximum credit exposure. Therefore, the maximum exposure to credit risk at the balance sheet date as of March 30, 2014 was £89,963,000, representing the total trade and other receivables and cash and cash equivalents in the balance sheet.

Synergy’s customer base mainly comprises major medical device companies, commercial distributors, NHS Trusts and healthcare providers, including public sector, private sector and charitable organisations, throughout the world. No single customer or top 10 customer grouping accounts for a significant proportion of Synergy’s trade receivables. Synergy has in place an insurance policy to cover the majority of its Healthcare Solutions U.K. export customers.

An aging of Synergy trade and other receivables and related impairment provisions is set out in Note 19 of Synergy’s financial statements presented elsewhere in this proxy statement/prospectus.

Liquidity risk is the risk that Synergy will not be able to meet its financial obligations as they fall due. Details of the maturity of Synergy’s financial liabilities are set out in Note 18 of Synergy’s financial statements presented elsewhere in this proxy statement/prospectus.

Interest Rate Risk

Synergy is subject to fluctuations in interest rates on its loans and surplus cash deposits. As of March 30, 2014, Synergy held hedging arrangements in order to fix the interest charge on $35.0 million of its bank debt. Amounts to be paid or received under these arrangements will be recognized in the interest expense consistent with the terms of the agreement. The arrangements are fully effective in fixing the interest on the underlying debt. In revaluing them to fair value, Synergy has recognized £830,000 as of March 30, 2014 in current liabilities and equity.

More details of the interest rate profile of Synergy interest bearing financial instruments and a related sensitivity analysis are set out in Note 19 of the Synergy financial statements presented elsewhere in this proxy statement/prospectus.

Critical Accounting Policies and Significant Estimates

Synergy’s most significant accounting policies, judgments and estimates are set out in its audited consolidated financial statements included elsewhere in this proxy statement/prospectus. The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Where estimates and associated assumptions are made they are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Key areas of judgment, and estimate uncertainty, are set out below.

Valuation of Intangible Assets

Goodwill arising on consolidation represents the excess of the cost of acquisition over Synergy’s interest in the fair value of the identifiable assets and liabilities of a subsidiary at the date of acquisition. Goodwill is initially recognized at cost and is subsequently measured at cost less any accumulated impairment losses. Goodwill is reviewed for impairment at least annually. Any impairment is recognized immediately in the income statement.

Intangible assets acquired by Synergy are initially capitalised at fair value as at the date of the acquisition, and subsequently stated at carrying value less accumulated amortization and impairment losses. Intangible assets are amortised from the date they are available for use. Amortization is charged to the income statement on a straight-line basis over their estimated useful lives. Costs incurred in setting up long term agreements are capitalised as intangible assets and amortised over the life of the contract to which the costs relate. Technology licences are amortised from the date that they generate economic benefit and over the period of that benefit.

Customer related intangibles that are acquired as part of an acquisition are valued based on the projected discounted cash flows arising from these customers taking account of historically observed customer attrition rates.

Impairment tests have been undertaken with respect to goodwill using commercial judgement and a number of assumptions and estimates have been made to support their carrying amounts. Sensitivity analysis as of March 30, 2014 has indicated that no reasonable foreseeable change in the key assumptions used in the impairment model will result in a significant impairment charge being recorded in the financial statements. In addition, a more detailed review has been carried out on certain Synergy assets, focusing on whether these assets required impairment. Following the review, no impairment was judged to be required.

Property, Plant and Equipment

Depreciation is charged so as to write off the cost of tangible non-current assets, less estimated residual values, over their estimated useful lives in equal annual instalments as follows:

Freehold land	Not depreciated
Plant and machinery	3–20 years
Freehold property	50 years
Office equipment	3–5 years
Leasehold improvements	Period of lease
Cobalt	15 years
Assets in the course of construction	Not depreciated
Circulating inventory	1–5 years

In relation to property, plant and equipment, useful economic lives and residual values of assets have been established using historical experience and an assessment of the nature of the assets involved.

Non-recurring Items

Non-recurring income and expenses are those items that are one-off in nature and create significant volatility in reported earnings and are therefore reported separately in the income statement. The designation of certain items of income and expenditure as ‘non-recurring’ in nature, and their consequent separate disclosure in the consolidated income statement, is a key area of judgement.

Cobalt Depreciation and Disposal Provisions

Cobalt is depreciated over 15 years; the reducing balance method is used for the first eight years, then the residual net book value is depreciated on a straight-line basis over seven years. This method has been selected to align the depreciation charge with the radioactive decay profile of the Cobalt-60 isotope. Cobalt decommissioning costs are capitalised when the cobalt is put into service and amortised over 15 years. A corresponding provision is recognized in the balance sheet. In relation to Synergy’s cobalt disposal provision, the costs of future disposal are based on contractual arrangements with third parties and latest disposal cost estimates, but are subject to uncertainty.

Retirement Benefit Costs

Payments to defined contribution retirement benefit schemes are charged as an expense as they fall due. Payments made to state-managed retirement benefit schemes are dealt with as payments to defined contribution schemes where Synergy’s obligations under the schemes are equivalent to those arising in a defined contribution retirement benefit scheme.

For defined benefit schemes the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at each balance sheet date. Actuarial gains and losses are recognized in full in the period in which they occur and presented in the consolidated statement of comprehensive income. Past service cost is recognized immediately to the extent that the benefits are already vested. The retirement benefit obligation recognized in the balance sheet represents the present value of the defined benefit obligation as adjusted for unrecognised past service cost, and as reduced by the fair value of scheme assets. Any asset resulting from this calculation is limited to past service cost plus the present value of available refunds and reductions in future contributions to the scheme.

Actuarial assumptions are established using relevant market benchmark data and with the advice of external qualified actuaries. Pension deficit valuations are most sensitive to changes in the underlying discount rate and inflation assumptions.

Taxation

The tax expense represents the sum of the tax currently payable and deferred tax. The tax currently payable is based on the taxable profit for that year. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. Furthermore, as Synergy operates in many jurisdictions and is subject to tax audits which are complex and can take several years to conclude, the accrual for current tax includes provisions for uncertain tax positions which require estimates for each matter and the exercise of judgement in respect of the interpretation of tax laws and the likelihood of challenge of historic tax positions. As amounts provided in any year could differ from the eventual tax liabilities, subsequent adjustments may arise which may have a material impact on Synergy’s tax rate and/or cash payments. Synergy’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the liability method. Deferred tax liabilities are recognized for taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries and joint ventures except where Synergy is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax is not recognized on taxable temporary differences arising on the initial recognition of goodwill or for temporary differences arising from the initial recognition of assets and liabilities in a transaction that is not a business combination and that affect neither accounting nor taxable profit.

Deferred tax is calculated at the tax rates that have been enacted or substantively enacted by the balance sheet date. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same tax authority and Synergy intends to settle its current tax assets and liabilities on a net basis.

Synergy operates in a number of countries, all of which have their own tax legislation. Deferred tax assets and liabilities are recognized at the current tax rate which may not be the tax rate at which they unwind. Synergy has available tax losses, some of which have been recognized and some of which have not, based upon management’s judgement of the ability of Synergy to utilise those losses.

Foreign Currencies

The individual financial statements of each Synergy company are presented in the currency of the primary economic environment in which it operates (its functional currency). For the purpose of the consolidated financial statements, the results and financial position of each Synergy company are expressed in Sterling, which is the functional currency of Synergy, and the presentation currency for the consolidated financial statements.

In preparing the financial statements of the individual companies, transactions in currencies other than the entity’s functional currency (foreign currencies) are recorded at rates of exchange prevailing at the dates of the transactions. At each balance sheet date monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. Exchange differences arising on the settlement of monetary items, and on the retranslation of monetary items, are included in the income statement.

In order to manage its exposure to certain foreign exchange risks, Synergy enters into forward contracts and options (see above for the details of Synergy’s accounting policies in respect of such derivative financial instruments).

For the purpose of presenting consolidated financial statements, the assets and liabilities of Synergy’s foreign operations are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the date of transactions are used. Exchange differences arising, if any, are classified as equity and transferred to Synergy’s translation reserve.

Recent IFRS Accounting Pronouncements

The following new standards, amendments to standards and interpretations, were applied for the first time by Synergy for the period ending March 30, 2014:

•	IFRS 10 Consolidated Financial Statements

•	IFRS 11 Joint Arrangements

•	IFRS 12 Disclosure of interests in other entities

•	IAS 27 Separate Financial Statements

•	IAS 28 Investments in Associates and Joint Ventures

•	Amendments to IFRS 10, IFRS 12, IAS 27, IAS 32, and IAS 36

•	IFRIC 21 Levies

IAS 19 Employee Benefits (2011)

With effect from January 1, 2013, Synergy adopted the amendments to IAS 19 Employee Benefits issued by the IASB in June 2011, changing its basis for determining the income or expense related to defined benefit plans. As a result of the change, Synergy now determines the net interest expense on the net pension deficit for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the period to the net deficit at the beginning of the period. This amendment was applied retrospectively, resulting in the restatement of certain previously reported figures.

New Standards Not Yet Effective

The following new standards, amendments to standards and interpretations, were not yet effective for Synergy’s 2014 consolidated financial statements, but will be applied where relevant, from their effective dates:

•	Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27).

•	Offsetting Financial Assets and Financial Liabilities (Amendment to IAS 32) (effective 1 January 2014);

•	Recoverable Amount Disclosures, IAS 36 (effective 1 January 2014);

•	Amendments to IAS 39 Novation of Derivatives and Continuation of Hedge Accounting (effective 1 January 2014);

•	Defined Benefit Plans: Employee Contributions (Amendments to IAS 19);

•	Annual improvements to IFRSs 2010-2012 Cycle;

•	Annual improvements to IFRSs 2011-2013 Cycle.

As noted above, a number of these new standards, amendments to standards and interpretations which are effective for annual periods beginning on or after January 1, 2014, have not been applied in preparing these financial statements. Synergy has not adopted these standards early; instead it will apply them from their effective dates as determined by the IASB. Synergy is still reviewing the impact of the upcoming standards to determine their impact.

ANNEX A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of October 13, 2014 (this “Agreement”), among Solar New HoldCo Limited, a private limited company incorporated under the laws of England and Wales (“New Holdco”), STERIS Corporation, an Ohio corporation (“Fire”), Solar U.S. Holding Co., a Delaware corporation and wholly owned subsidiary of New Holdco (“Fire Holdings”), Solar US Parent Co., a Delaware corporation and indirect wholly owned subsidiary of New Holdco (“Fire US”) and Solar U.S. Merger Sub Inc., an Ohio corporation and indirect wholly owned subsidiary of New Holdco (“Merger Sub”).

RECITALS

WHEREAS, on the terms and subject to the conditions set forth in the Press Announcement, New Holdco will acquire all of the issued and to be issued ordinary shares of 0.625 pence each in the capital of Star plc, a public company limited by shares and incorporated and existing under the laws of England and Wales with registered address at Chancery House 190 Waterside Road, Hamilton Industrial Park, Leicester LE5 1QZ, United Kingdom (“Star”) pursuant to a scheme of arrangement under Part 26 of the Companies Act, as such scheme of arrangement may be revised, amended or extended from time to time (the “Star Acquisition”);

WHEREAS, the Star Acquisition is conditioned upon, among other things, this Agreement being duly adopted by the affirmative vote of the holders of a majority of the outstanding Shares (as defined below) entitled to vote on such matter at a meeting of holders of Shares duly called and held for such purpose in accordance with applicable laws and the articles of incorporation and regulations of Fire;

WHEREAS, in connection with the Star Acquisition, Merger Sub shall be merged with and into Fire (the “Merger”), with Fire continuing as the surviving corporation, and Fire shall become a direct wholly owned subsidiary of Fire US, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the board of directors of Fire has approved the Merger, approved and declared advisable this Agreement, and resolved to recommend to its shareholders the adoption of this Agreement;

WHEREAS, the directors of each of Fire Holdings, Fire US and Merger Sub have determined that the Merger and the other transactions contemplated by this Agreement are in the best interests of Fire Holdings, Fire US and Merger Sub, respectively; and

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE I

The Merger

Section 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into Fire and the separate corporate existence of Merger Sub shall thereupon cease. Fire shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”), and the separate corporate existence of Fire with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger, except as set forth in Article II. The Merger shall have the effects specified in the Ohio General Corporation Law, as amended (the “OGCL”).

Section 1.2 Closing. Subject to Section 7.4, and subject to the prior satisfaction or waiver of the condition set forth in Section 6.1(a), unless otherwise mutually agreed in writing among Fire, New Holdco and Star, the closing for the Merger (the “Closing”) shall take place at the offices of Wachtell, Lipton, Rosen & Katz at 51 West 52nd Street, New York, NY, 10019, on the day (the “Closing Date”) that is as soon as reasonably practicable following (and to the extent possible, immediately following or, failing that, to the extent possible on the same day as) the satisfaction of the condition set forth in Section 6.1(b) in accordance with this Agreement.

Section 1.3 Effective Time. On the Closing Date, substantially concurrently with the Closing, Fire and Merger Sub will cause a Certificate of Merger with respect to the Merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Ohio as provided in the OGCL. The Merger shall become effective at the time when the Certificate of Merger has been duly filed with the Secretary of State of the State of Ohio or at such later time as may be agreed upon by the parties hereto and Star in writing and set forth in the Certificate of Merger in accordance with the OGCL (the “Effective Time”).

Section 1.4 Approval by Merger Sub. Concurrently with the execution and delivery of this Agreement by the parties hereto, the sole directors of each of Fire US and of Merger Sub adopted this Agreement and approved the Merger, in accordance with the OGCL, by written consent, and deliver a copy of such written consent to each of the parties hereto.

Section 1.5 Capitalization of New Holdco. Immediately prior to the Star Acquisition becoming Effective, the number of issued and outstanding shares of New Holdco (the “New Holdco Shares”) shall not exceed 500,000 ordinary shares of £0.10 or such other amount as FIRE approves.

ARTICLE II

Certificate of Incorporation of Surviving Corporation; Regulations

Section 2.1 Articles of Incorporation. At the Effective Time, the articles of incorporation of Merger Sub in effect immediately prior to the Effective Time shall be the articles of incorporation of the Surviving Corporation (the “Charter”) until thereafter amended as provided therein or by applicable Law.

Section 2.2 Regulations. The parties hereto shall take all actions necessary so that the regulations of Fire in effect immediately prior to the Effective Time shall be the regulations of the Surviving Corporation (the “Regulations”) until thereafter amended as provided therein or by applicable Law.

ARTICLE III

Directors and Officers

Section 3.1 Directors. The parties hereto shall take all actions necessary so that the directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their death, resignation or removal in accordance with the terms of the Charter and the Regulations.

Section 3.2 Officers. The officers of Fire at the Effective Time shall be the officers of the Surviving Corporation, and shall continue to hold such positions until their resignation or removal in accordance with the terms of the Charter and the Regulations.

ARTICLE IV

Effect of the Merger on Capital Stock; Exchange of Certificates

Section 4.1. The Subscription. Immediately prior to the Effective Time, Fire US will subscribe for a number of New Holdco Ordinary Shares equal to the Subscription Shares (as defined herein) in consideration of payment to New Holdco of the Holdco Aggregate Amount (as defined herein), which payment may be satisfied in cash, one or more notes evidencing indebtedness of Fire US or of its affiliates, or any combination thereof. The Subscription Shares shall not be delivered to or entered in the name of Fire US, but shall be allotted and delivered on behalf of Fire US as instructed by Fire US in accordance with Section 4.3 hereof.

Section 4.2 Merger Consideration.

(a) Conversion of Fire Shares. At the Effective Time, each share of common stock, no par value per share, of Fire (each a “Share”) issued and outstanding immediately prior to the Effective Time, other than any Excluded Shares, shall, by virtue of the Merger and without any action on the part of New Holdco, Star, Fire US or Merger Sub or the holders of any Shares, be converted into, and thereafter only evidence, the right to receive, without interest, one (1) validly issued and fully paid New Holdco ordinary share (such shares the “New Holdco Ordinary Shares” and such consideration per Share, collectively with the right to receive cash in lieu of fractional shares pursuant to Section 4.11, the “Merger Consideration”) and all such Shares shall cease to be outstanding, shall be cancelled and shall cease to exist, and each certificate representing Shares (a “Certificate”) or non-certificated Share represented by book-entry (other than Excluded Shares) shall thereafter represent only the right to receive the Merger Consideration and the right, if any, to receive any distribution or dividend payable pursuant to Section 4.5.

(b) Cancellation of Excluded Shares. All Treasury Shares and all Shares that are owned of record by Fire US or Merger Sub as of immediately prior to the Effective Time (the “Excluded Shares”) shall be cancelled and shall cease to exist at the Effective Time, with no consideration being paid with respect thereto.

(c) Cancellation of Merger Sub Shares. The entire share capital of Merger Sub issued and outstanding immediately prior to the Effective Time (1) shall be converted into one share of common stock, par value $0.01 per share, of the Surviving Corporation, and (2) shall be cancelled and shall cease to exist.

Section 4.3 Exchange Agent.

(a) Exchange Agent. Prior to the Effective Time, New Holdco, Fire US or Merger Sub shall designate a bank or trust company reasonably acceptable to Star to act as the exchange agent in connection with the Merger (the “Exchange Agent”).

(b) Exchange Fund. As of the Effective Time, New Holdco shall (i) allot to the holders of Shares (other than Excluded Shares), a number of New Holdco Ordinary Shares equal to (x) the Subscription Shares plus (y) an aggregate number of New Holdco Ordinary Shares equal to the total number of New Holdco Ordinary Shares required to be delivered as Merger Consideration less the Subscription Shares, which allotment shall be conditional only upon compliance with Section 4.4, and (ii) for the benefit of holders of Shares (other than Treasury Shares), deposit with the Exchange Agent, such number of New Holdco Ordinary Shares. Each New Holdco Ordinary Shares deposited with the Exchange Agent shall be in non-certificated book-entry form. Section 4.3(b)(i) above notwithstanding , the parties will endeavor to permit, to the extent reasonably practicable, allotment and issue of the New Holdco Ordinary Shares referred to in Section 4.3(b)(i) at the Effective Time to the Exchange Agent as nominee for the holders of Shares (other than Excluded Shares) at such time, in which case the transfer of legal title to the New Holdco Ordinary Shares to such holders shall be conditional only upon compliance by those holders with Section 4.4. In addition, New Holdco shall deposit, or cause to be deposited, with the Exchange Agent, as necessary from time to time from and after the Effective Time, any dividends or other distributions payable pursuant to Section 4.5 with respect to the New Holdco Ordinary Shares with a record and payment date prior to the surrender of such Shares and cash in lieu of any fractional shares payable pursuant to Section 4.11 (such New Holdco Ordinary Shares, together with the amount of any dividends or other distributions payable with respect thereto and cash in lieu of fractional shares, being hereinafter referred to as the “Exchange Fund”).

Section 4.4 Certificated Shares. Promptly after the Effective Time (and in any event within three (3) business days thereafter), the Surviving Corporation shall cause the Exchange Agent to mail to each holder of record of a Certificate, (a) a letter of transmittal (which shall notify holders of the effectiveness of the Merger and specify that delivery shall be effected, and that risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavit of loss in lieu thereof as provided in Section 4.8) to the Exchange Agent), and (b) instructions for effecting the surrender of the Certificates (or affidavit of loss in lieu thereof as provided in Section 4.8) to the Exchange Agent in exchange for delivery of the Merger Consideration therefor. Upon surrender of Certificates (or affidavit of loss in lieu thereof as provided in Section 4.8) for cancellation to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with such instructions, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificates shall be entitled to receive in exchange therefor: (x) New Holdco Ordinary Shares in non-certificated book-entry form representing the New Holdco Ordinary Shares into which the Shares represented by such holder’s Certificates were converted pursuant to Section 4.2, and the Certificates so surrendered shall forthwith be cancelled, and (y) a check in an amount of United States dollars equal to (i) any cash in lieu of fractional Shares pursuant to Section 4.11 plus (ii) cash dividends or other distributions that such holder has the right to receive pursuant to Section 4.6, in each case, less any applicable withholding as provided in Section 4.10 and without interest thereon.

Section 4.5 Uncertificated Shares. Promptly after the Effective Time, New Holdco shall cause the Exchange Agent to (a) mail to each holder of Uncertificated Shares materials advising such holder of the effectiveness of the Merger and the conversion of their Shares into the right to receive the Merger Consideration and (b) deliver (i) New Holdco Ordinary Shares in non-certificated book-entry form representing that number of New Holdco Ordinary Shares that such holder is entitled to receive in respect of each such Uncertificated Share pursuant to Section 4.2 and (ii) a check in an amount of United States dollars equal to (A) any cash in lieu of fractional Shares pursuant to Section 4.11, plus (B) cash dividends or other distributions that such holder has the right to receive pursuant to Section 4.6 below, in each case, less any applicable withholding Taxes as provided in Section 4.10 and without interest thereon.

Section 4.6 Dividends and Distributions with Respect to Unexchanged Shares; Voting.

(a) All New Holdco Ordinary Shares to be issued pursuant to the Merger shall be issued and outstanding as of the Effective Time and whenever a dividend or other distribution is declared by New Holdco in respect of the New Holdco Ordinary Shares, the record date for which is after the Effective Time, that declaration shall include dividends or other distributions in respect of all New Holdco Ordinary Shares issued in the Merger. The Exchange Agent shall hold any New Holdco Ordinary Shares in respect of unsurrendered Certificates in trust for the holder of such Certificate until such Certificate (or affidavit of loss in lieu thereof as provided in Section 4.8) has been surrendered for exchange in accordance with this Article IV. No dividends or other distributions in respect of the New Holdco Ordinary Shares shall be paid to any holder of any unsurrendered Certificate until such Certificate (or affidavit of loss in lieu thereof as provided in Section 4.8) has been surrendered for exchange in accordance with this Article IV. Subject to applicable Law and the provisions of this Article IV, following surrender of any such Certificate (or affidavit of loss in lieu thereof as provided in Section 4.8), there shall be delivered to the record holder of the certificates representing whole shares of New Holdco Ordinary Shares in exchange therefor, and, after deduction for any applicable withholding Taxes as provided in Section 4.10 and without interest thereon, (i) at the time of such surrender, the dividends or other distributions with a record date after the Effective Time with respect to such New Holdco Ordinary Shares and not theretofore paid and any cash in lieu of fractional Shares pursuant to Section 4.11 and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such New Holdco Ordinary Shares with a record date after the Effective Time, but with a payment date subsequent to such surrender.

(b) Registered holders of unsurrendered Certificates shall be entitled to direct the Exchange Agent how to vote the New Holdco Ordinary Shares represented by such unsurrendered Certificates at any meeting of New Holdco shareholders with a record date at or after the Effective Time the number of whole New Holdco Ordinary Shares represented by such Certificates, regardless of whether such holders have exchanged their Certificates.

Section 4.7 Transfers. From and after the Effective Time there shall be no transfers on the stock transfer books of the Surviving Corporation of the Shares that were outstanding immediately prior to the Effective Time.

Section 4.8 Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments of the Exchange Fund and any New Holdco Ordinary Shares) which has not been transferred to the holders of Shares as of the one year anniversary of the Effective Time shall be delivered to New Holdco or its designee, upon demand. Any holder of Certificates (as applicable) who has not theretofore complied with this Article IV prior to the one year anniversary of the Effective Time shall thereafter look only to New Holdco for delivery of New Holdco Ordinary Shares and payment of any dividends and other distributions in respect thereof, in each case, less any applicable withholding Taxes as provided in Section 4.10 and without any interest thereon. Notwithstanding the foregoing, none of the Surviving Corporation, New Holdco, the Exchange Agent or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.

Section 4.9 Transferred Certificates; Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and compliance with the replacement requirements established by the Exchange Agent including, if required by the Exchange Agent, the posting by such Person of a bond in customary amount and upon such terms as may be required by New Holdco as indemnity against any claim with respect to such Certificate that may be made against it, the Exchange Agent or the Surviving Corporation, the Exchange Agent shall deliver to such Person (or its designee) in exchange for such lost, stolen or destroyed Certificate, the New Holdco Ordinary Shares and any dividends and other distributions in respect of the New Holdco Ordinary Shares that would have been delivered pursuant to the provisions of this Article IV had such lost, stolen or destroyed Certificate been surrendered. If delivery of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition of delivery that the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the Person requesting such delivery shall have paid to the Exchange Agent any transfer and other Taxes required by reason of the delivery of the Merger Consideration to a Person other than the record holder of the Certificate surrendered or shall have established to the satisfaction of the Exchange Agent that such Tax either has been paid or is not applicable.

Section 4.10 Withholding Rights. Each of New Holdco, Fire US, Merger Sub, the Surviving Corporation and the Exchange Agent, as applicable, shall be entitled to deduct and withhold from any consideration or amount otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under any applicable Tax Law. To the extent that amounts are so withheld by New Holdco, Fire US, Merger Sub, the Surviving Corporation or the Exchange Agent, as the case may be, such withheld amounts (a) shall be remitted to the applicable Governmental Entity and (b) shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. To the extent that the amount so required to be deducted or withheld under applicable Tax Law from the payment of any consideration otherwise payable to any Person pursuant to this Agreement exceeds the cash consideration otherwise payable to such Person pursuant to this Agreement, each of New Holdco, Fire US, Merger Sub, the Surviving Corporation and the Exchange Agent, as applicable, is hereby authorized to sell such portion of the New Holdco Ordinary Shares or other non-cash consideration otherwise payable to such Person as is necessary to provide sufficient funds to enable it to comply with such deduction and withholding requirement.

Section 4.11 Fractional Shares. Notwithstanding any other provision of this Agreement, no fractional shares of New Holdco Ordinary Shares will be issued and any holder of Shares entitled to receive a fractional share of New Holdco Ordinary Shares but for this Section 4.11 shall be entitled to receive a cash payment in lieu thereof (less any applicable withholding Taxes as provided in Section 4.10), which payment shall be calculated by the Exchange Agent and shall represent such holder’s proportionate interest in a share of New Holdco Ordinary Shares based on net proceeds from the sale by the Exchange Agent on behalf of such holder of the aggregate fractional shares of New Holdco Ordinary Shares that such holder otherwise would be entitled to receive. Any such sale shall be made by the Exchange Agent within five business days after the date upon which the Certificate(s) (or affidavit(s) of loss in lieu of the Certificates(s) as provided in Section 4.8) that would otherwise result in the delivery of such fractional shares of New Holdco Ordinary Shares have been received by the Exchange Agent or, in the case of Uncertificated Shares, promptly after the Effective Time.

ARTICLE V

Treatment of Fire Stock Plan Awards

Section 5.1 Treatment of Options. Each option to acquire Shares granted under the Fire Stock Plans (each, a “Fire Option”), whether vested or unvested, that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, cease to represent an option to acquire Shares and shall be converted, at the Effective Time, into an option to acquire that number of New Holdco Ordinary Shares equal to the number of Shares subject to such Fire Option immediately prior to the Effective Time, at an exercise price per share equal to the per share exercise price applicable to such Fire Option immediately prior to the Effective Time (as converted, a “New Holdco Option”) and, except as required in order to comply with applicable Law, such New Holdco Option will continue to have, and be subject to, the same terms and conditions that were applicable to the corresponding Fire Option immediately prior to the Effective Time.

Section 5.2 Treatment of Stock Appreciation Rights. Each stock appreciation right with respect to Shares granted under the Fire Stock Plans (each, a “Fire SAR”), whether vested or unvested, that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, cease to represent a stock appreciation right with respect to Shares and shall be converted, at the Effective Time, into a stock appreciation right with respect to that number of New Holdco Ordinary Shares equal to the number of Shares subject to such Fire SAR immediately prior to the Effective Time, at an exercise price per share equal to the per share exercise price applicable to such Fire SAR immediately prior to the Effective Time (as converted, a “New Holdco SAR”) and, except as required in order to comply with applicable Law, such New Holdco SAR will continue to have, and be subject to, the same terms and conditions that were applicable to the corresponding Fire SAR immediately prior to the Effective Time (including settlement in cash or shares, as applicable).

Section 5.3 Treatment of Restricted Shares. Each restricted Share granted under the Fire Stock Plans (each, a “Fire Restricted Share”), that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, cease to be a Share and shall be converted into a restricted New Holdco Ordinary Share (as converted, a “New Holdco Restricted Share”) and, except as required in order to comply with applicable Law, such New Holdco Restricted Share will continue to have, and be subject to, the same terms and conditions that were applicable to the corresponding Fire Restricted Share immediately prior to the Effective Time.

Section 5.4 Treatment of Career Restricted Stock Units. Each career restricted stock unit granted under the Fire Stock Plans (each, a “Fire CRSU”) that is outstanding immediately prior to Effective Time shall, as of the Effective Time, cease to represent a career restricted stock unit with respect to Shares and shall be converted into a career restricted stock unit with respect to that number of New Holdco Ordinary Shares equal to the number of Shares subject to the Fire CRSU immediately prior to the Effective Time (as converted, a “New Holdco CRSU”) and, except as required in order to comply with applicable Law, such New Holdco CRSU will continue to have, and be subject to, the same terms and conditions that were applicable to the corresponding Fire CRSU immediately prior to the Effective Time.

Section 5.5 Treatment of Restricted Stock Units. Each restricted stock unit granted under the Fire Stock Plans (each, a “Fire RSU”) that is outstanding immediately prior to Effective Time shall, as of the Effective Time, cease to represent a restricted stock unit with respect to Shares and shall be converted into a restricted stock unit with respect to that number of New Holdco Ordinary Shares equal to the number of Shares subject to the Fire RSU immediately prior to the Effective Time (as converted, a “New Holdco RSU”) and, except as required in order to comply with applicable Law, such New Holdco RSU will continue to have, and be subject to, the same terms and conditions that were applicable to the corresponding Fire RSU immediately prior to the Effective Time (including settlement in cash or shares, as applicable).

Section 5.6 Corporate Actions. At or prior to the Effective Time, Fire, the board of directors of Fire and the compensation committee of the board of directors of Fire, as applicable, shall adopt any resolutions and take any actions which are necessary to effectuate the provisions of Sections 5.1, 5.2, 5.3, 5.4 and 5.5. New Holdco shall reserve for issuance a number of New Holdco Ordinary Shares at least equal to the number of New Holdco Ordinary Shares that will be subject to New Holdco Options, New Holdco SARs, New Holdco Restricted Shares, New Holdco CRSUs and New Holdco RSUs as a result of the actions contemplated by Sections 5.1, 5.2, 5.3, 5.4 and 5.5. Subject to applicable Law, New Holdco shall take all corporate action necessary to assume the Fire Stock Plans and the award agreements thereunder that are applicable to the Fire Options, Fire SARs, Fire Restricted Shares, Fire CRSUs and Fire RSUs.

ARTICLE VI

Condition, Termination and Amendments

Section 6.1 Conditions. The respective obligation of each party to effect the Merger shall be subject to the satisfaction, or, in the case of Section 6.1(b), waiver in whole or in part by Fire, at or prior to the Closing of each of the following conditions:

(a) Fire Shareholder Approval. The Merger Agreement shall have been duly approved by the affirmative vote of the holders of a majority of the outstanding Shares entitled to vote on such matter at a Fire shareholders’ meeting duly called and held for such purpose in accordance with applicable law and the articles of incorporation and regulations of Fire; and

(b) Effectiveness of Star Acquisition. The Star Acquisition shall have become Effective prior to the Effective Time.

Section 6.2 Termination. Subject to Section 7.4, this Agreement may be terminated at any time prior to the Effective Time by a written instrument executed by each of the parties hereto, whether before or after adoption of this Agreement by the holders of Shares and the sole member of Merger Sub.

Section 6.3 Amendment. Subject to Section 7.4, and subject to the provisions of applicable Law, at any time prior to the Effective Time, this Agreement may be amended, modified or supplemented in writing by the parties hereto, if such action has been approved by action of the board of directors (or equivalent governing body) of each the respective parties.

ARTICLE VII

Miscellaneous Provisions

Section 7.1 Certain Definitions. As used in this Agreement, the following terms have the meanings set forth below:

(a) “Applicable Share Price” means the closing price of a Share on the NYSE as of the close of regular trading on the last trading day prior to the Closing Date.

(b) “business day” means any day ending at 11:59 p.m. (Eastern Time) other than a Saturday or Sunday or a day on which banks are required or authorized to close in the County of New York or in London, England.

(c) “Companies Act” means the Companies Act 2006, as amended.

(d) “Effective” means that the Star Acquisition shall have become effective in accordance with its terms or, in the event Fire has elected to implement the Star Acquisition by way of a takeover offer as defined in section 974 of the Companies Act, such takeover offer shall have become or been declared unconditional in all respects.

(e) “Fire Stock Plans” means the Fire 1997 Stock Option Plan, the Fire 2002 Stock Option Plan and the Fire 2006 Long-Term Equity Incentive Plan.

(f) “Governmental Entity” means any domestic or foreign governmental or regulatory authority, agency, commission, body, court or other legislative, executive or judicial governmental entity.

(g) “Holdco Aggregate Amount” means the sum of the HoldCo Note Amount and the HoldCo Cash Amount.

(h) “Holdco Cash Amount” means the amount of cash on hand at Fire US as of immediately prior to the merger from borrowings under facilities entered into in connection with the transactions contemplated hereby.

(i) “Holdco Note Amount” means the note between Fire US and New Holdco, in an amount to be determined.

(j) “Law” means any federal, state, local or foreign laws or regulations (whether civil, criminal or administrative), common law, statutory instruments, treaties, conventions, directives, regulations or rules made thereunder, ordinance, Regulations, judgments, orders, injunctions, decrees, resolutions, arbitration awards, agency requirements, writs, franchises, variances, exemptions, approvals, licenses or permits in any applicable jurisdiction (including the United States, the United Kingdom, the European Union or elsewhere), including any rules of any relevant Governmental Entity.

(k) “Person” means any individual, corporation, general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity, or other entity of any kind or nature.

(l) “Press Announcement” means the announcement of the Star Acquisition made in accordance with Rule 2.7 of the U.K. City Code on Takeovers and Mergers.

(m) “Subscription Shares” means a number of New Holdco Ordinary Shares equal to the Holdco Aggregate Amount divided by the Applicable Share Price.

(n) “Tax” means all United States and non-United States taxes of any kind, including, without limitation, federal, state, local, provincial and other taxes and income, gain, profits, windfall profits, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp, transfer, documentary, payroll, sales, employment, unemployment, disability, use, property, withholding, backup withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions.

(o) “Treasury Shares” means Shares held in treasury by Fire.

Section 7.2 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

Section 7.3 Interpretation. The headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section, such reference shall be to a Section of to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

Section 7.4 Rights of Star. Unless the transaction contemplated by the Press Announcement has lapsed or has been withdrawn, abandoned or terminated in compliance with applicable Law, without the prior written consent of Star (which shall not be unreasonably withheld, conditioned or delayed):

(b) this Agreement shall not be terminated; and

(c) except for de minimis amendments to Article V or amendments required to add one or more wholly owned subsidiaries within the chain of ownership of the entities referred to in the Recitals to this Agreement, this Agreement may not be amended, modified or supplemented in any manner adverse to the holders of Ordinary Shares of Star.

It is expressly agreed that, unless the transaction contemplated by the Press Announcement has lapsed or has been withdrawn, abandoned or terminated in compliance with applicable Law, Star shall be a third party beneficiary of this Agreement and shall be entitled to enforce the covenants contained in Sections 1.2 and 1.3, this Section 7.4 and the obligations of Fire and its Subsidiaries set forth in such sections to the fullest extent as though Star were a party hereto. In the event that Star attempts to exercise its enforcement rights during the period commencing with the satisfaction of the condition set forth in Section 6.1(b) and ending at the Effective Time, New Holdco agrees that any such efforts shall be directed by one or more executive officers or directors of Star who was or were executive officers or directors of Star as of October 10, 2014, and not by New HoldCo; and New Holdco shall not during such period cause there to be no executive officer or director of Star fitting such description.

Section 7.5 No Third Party Beneficiaries. Except as provided in Sections 7.4 and 7.6, the parties hereto agree that this Agreement is solely for the benefit of the parties hereto, in accordance with and subject to the terms of this Agreement, and nothing in this Agreement, expressed or implied, is intended or shall be construed to confer upon any Person other than the parties hereto any right, remedy or claim under or by reason of this Agreement.

Section 7.6 Indemnification.

(a) New Holdco and Fire US, respectively, agree that all rights to indemnification, advancement of expenses or exculpation (including all limitations on personal liability) existing as of the date of this Agreement in favor of each present and former director, officer or employee of Fire or any of its subsidiaries provided for in their respective organizational documents or in any agreement to which Fire or any of its subsidiaries is a party in respect of actions or omissions occurring at or prior to the Effective Time (including actions or omissions occurring at or prior to the Effective Time arising out of the transactions contemplated by this Agreement) shall survive the consummation of the Merger and shall continue in full force and effect in accordance with their terms. For a period of six (6) years after the Effective Time, New Holdco and Fire US, respectively, shall maintain in effect the provisions for indemnification, advancement of expenses or exculpation in the organizational documents of Fire and its subsidiaries or in any agreement to which Fire or any of its subsidiaries is a party and shall not amend, repeal or otherwise modify such provisions in any manner that would adversely affect the rights thereunder of any individuals who at any time prior to the Effective Time were directors, officers or employees of Fire or any of its subsidiaries in respect of actions or omissions occurring at or prior to the Effective Time (including actions or omissions occurring at or prior to the Effective Time arising out of the transactions contemplated by this Agreement); provided, however, that in the event any claim, action, suit proceeding or investigation is pending, asserted or made either prior to the Effective Time or within such six year period, all rights to indemnification, advancement of expenses or exculpation required to be continued pursuant to this Clause 7.6(a) in respect thereof shall continue until disposition thereof.

(b) At and after the Effective Time, New HoldCo, Fire US and Fire shall, to the fullest extent permitted under applicable Law, indemnify and hold harmless each present and former director, officer or employee of Fire or any of its subsidiaries and each person who served as a director, officer, member, trustee or fiduciary of another company, joint venture, trust or other enterprise if such service was at the request or for the benefit of Fire or any of its subsidiaries (each, together with his or her respective heirs and representatives, a “Fire Indemnified Party” and, collectively, the “Fire Indemnified Parties”) against all costs and expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any actual or threatened claim, suit, proceeding or investigation to each Fire Indemnified Party to the fullest extent permitted by Law), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any actual or threatened claim, action, suit, proceeding or investigation (whether arising before, at or after the Effective Time), whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omission in such person’s capacity as a director, officer or employee of Fire or any of its subsidiaries or as a director, officer, member, trustee or fiduciary of another company, joint venture, trust or other enterprise if such service was at the request or for the benefit of Fire or any of its subsidiaries, in each case occurring or alleged to have occurred at or before the Effective Time (including actions or omissions occurring at or prior to the Effective Time arising out of the transactions contemplated by this Agreement).

(c) For a period of six years from the Effective Time, New Holdco and Fire US, respectively, shall cause to be maintained in effect (i) the coverage provided by the policies of directors’ and officers’ liability insurance and fiduciary liability insurance in effect as of the Effective Time maintained by Fire and its subsidiaries with respect to matters arising on or before the Effective Time (provided that New Holdco and Fire US may substitute therefor policies with a carrier with comparable credit ratings to the existing carrier of at least the same coverage and amounts containing terms and conditions that are no less favorable to the insured) or (ii) a “tail” policy (which Fire may purchase at its option prior to the Effective Time, and, in such case, New Holdco and Fire, respectively, shall cause such policy to be in full force and effect, and shall cause all obligations thereunder to be honored by Fire) under Fire’s existing directors’ and officers’ insurance policy that covers those persons who are currently covered by Fire’s directors’ and officers’ insurance policy in effect as of the date hereof for actions and omissions occurring at or prior to the Effective Time, is from a carrier with comparable credit ratings to Fire’s existing directors’ and officers’ insurance policy carrier and contains terms and conditions that are no less favorable to the insured than those of Fire’s directors’ and officers’ insurance policy in effect as of the date hereof.

(d) The rights of each Fire Indemnified Party under this Clause 7.6 shall be in addition to, and not in limitation of, any other rights such Indemnified Party may have under the organizational documents of Fire or any of its subsidiaries, as applicable, any agreement, any insurance policy, Ohio law (or any other applicable Law) or otherwise. The provisions of this Clause 7.6 shall survive the consummation of the Merger and shall not be terminated or modified in such a manner as to adversely affect any Fire Indemnified Party without the written consent of such affected Fire Indemnified Party (it being expressly agreed that the Fire Indemnified Parties shall be third party beneficiaries of this Clause 7.6 and shall be entitled to enforce the covenants contained in this Clause 7.6). New Holdco and Fire US shall be jointly and severally responsible for paying all reasonable expenses, including attorneys’ fees, that may be incurred by any Fire Indemnified Party in enforcing the indemnity and other obligations provided for in this Clause 7.6.

(e) In the event any of New Holdco, Fire US or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys more than 50% of its properties and assets to any person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of New Holdco and/or Fire US, as the case may be, assume the obligations set forth in this Clause 7.6.

Section 7.7 Governing Law.

(a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN, AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF, THE STATE OF OHIO WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF TO THE EXTENT THAT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION.

(b) Any suit, claim, action, hearing, charge, or other procedure of any nature (an “Action”) involving the parties hereto, arising out of or relating to this Agreement or the transactions contemplated hereby shall be brought solely and exclusively in the state courts of the State of Ohio; provided that if (and only after) such courts determine that they lack subject matter jurisdiction over any such Action, such Action shall be brought solely and exclusively in the Federal courts of the United States located in the Northern District of Ohio, or any direct appellate court therefrom. Each of the parties hereto agrees that a final judgment (subject to any appeals therefrom) in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party hereby irrevocably submits to the exclusive jurisdiction of such courts in respect in any Action between the parties arising out of or relating to this Agreement or the transactions contemplated hereby, and hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objections which it may now or hereafter have to the laying of venue of any Action between the parties arising out of or relating to this Agreement or the transactions contemplated hereby in any such court in accordance with the provisions of this Section 7.3(b). Each of the parties hereto irrevocably waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Action in any such court. Nothing in this Agreement will affect the right of any party to this Agreement.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.3(c).

Section 7.8 Specific Performance. The parties agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with the terms hereof. It is accordingly agreed that if the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with Section 7.7, this being in addition to any other remedy to which such party is entitled at law or in equity.

[Remainder of Page Intentionally Left Blank.]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date hereof.

SOLAR NEW HOLDCO LIMITED

By:	Michael J. Tokich
Name: Michael J. Tokich
Title: President

STERIS CORPORATION

By:	Michael J. Tokich
Name: Michael J. Tokich
Title: Senior Vice President, Chief Financial Officer and Treasurer

SOLAR HOLDING CO.

By:	Michael J. Tokich
Name: Michael J. Tokich
Title: President

SOLAR PARENT CO.

By:	Michael J. Tokich
Name: Michael J. Tokich
Title: President

SOLAR U.S. MERGER SUB

By:	Michael J. Tokich
Name: Michael J. Tokich
Title: President

[Signature Page—Agreement and Plan of Merger]

ANNEX B

For immediate release

THIS ANNOUNCEMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY IN OR INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF THAT JURISDICTION

13 October 2014

Recommended Combination

of

Synergy Health plc (“Synergy”)

and

STERIS Corporation (“STERIS”)

Summary

The Boards of STERIS and Synergy are pleased to announce that they have reached agreement on the terms of a recommended combination of Synergy with STERIS.

•	Under the terms of the Combination, Synergy Shareholders will be entitled to receive:

for each Synergy Share:	439 pence in cash and 0.4308 New STERIS Shares

The terms of the Combination represent:

•	A value of £19.50 per Synergy Share based on STERIS’s closing share price of $56.38 on the Latest Practicable Date.

•	A value of £19.43 per Synergy Share based on STERIS’s 30-trading day volume-weighted average price of $56.10 to the Latest Practicable Date.

The value of £19.50 per Synergy Share values the entire issued and to be issued share capital of Synergy on a fully diluted basis at approximately £1.2 billion ($1.9 billion) and represents:

•	A premium of 39% to the closing price of £14.00 per Synergy Share on the Latest Practicable Date.

•	A premium of 32% to the volume weighted average closing price of £14.80 per Synergy Share over the 30 day trading period ended on and including the Latest Practicable Date.

•	A premium of 27% to the highest closing price of £15.30 per Synergy Share over the 52 week period ended on and including the Latest Practicable Date.

•	In order to undertake the Combination, STERIS has incorporated a new company, New STERIS, which is incorporated in England and Wales, Synergy’s jurisdiction of incorporation. Following completion of the Combination, New STERIS will become the holding company of Synergy and STERIS.

•	Immediately following completion of the Combination, Synergy Shareholders are expected to hold New STERIS Shares representing approximately 30% of the issued share capital of New STERIS, thus offering Synergy Shareholders the ability to participate in the future prospects of the Combined Group. STERIS Stockholders are expected to hold New STERIS Shares representing approximately 70% of the issued share capital of New STERIS.

•	Walt Rosebrough (the current STERIS President and CEO) will be the CEO of New STERIS, and John P. Wareham (the current STERIS Chairman) will be the Chairman of New STERIS, once the Combination is completed. The Board of New STERIS is expected to expand to thirteen members, including all ten of the current STERIS Directors. In addition, Synergy Group Chief Executive Dr. Richard Steeves has confirmed that he will join the Board of New STERIS. Two additional directors of New STERIS are expected to be named from among the members of the Synergy Board.

•	It is intended that the New STERIS Shares will be listed on the New York Stock Exchange immediately upon completion of the Combination with ticker symbol number STE.

•	New STERIS is expected to have a combined revenue of approximately $2.6 billion and employ approximately 14,000 people throughout its operations in over 60 countries around the world.

Strategic and Financial Rationale

•	The Combination will strengthen STERIS’s leadership in its infection prevention products and services businesses by bringing together two businesses with a complementary product and geographic offering to create a global leader able to provide comprehensive solutions to its Customers throughout the world, including the largest hospitals and multi-national device companies.

•	The Combination will increase the diversity of the Combined Group’s geographic mix, combining STERIS’s strong presence in North America with Synergy’s strong positions in Europe.

•	The STERIS Board believes that the Combination will result in compelling financial benefits to the Combined Group, including total annual pre-tax cost savings of $30 million or more, which will be phased in 50% in fiscal year 2016 and 100% thereafter. These benefits will be primarily derived from optimising global back-office infrastructure, leveraging best-demonstrated practices across plants, in-sourcing consumables, and eliminating redundant public company costs. This estimate excludes any potential revenue synergies.

•	The Combination is not expected to have an impact on STERIS’s adjusted earnings per diluted share until completion of the Combination, which is anticipated to take place by 31 March 2015. STERIS expects the Combination will be significantly accretive to New STERIS’s adjusted[1] net income per diluted share beginning in fiscal year 2016[2]. STERIS expects that New STERIS will have an effective tax rate of approximately 25% beginning in fiscal year 2016 and that the Combination will provide New STERIS with more flexible access to its global cash flows. The STERIS Board believes that the Combination will put STERIS in a stronger and more sustainable financial position to compete internationally.

•	The Combination will potentially accelerate the growth of both companies, leveraging STERIS’s capabilities and infrastructure to make Synergy’s products and services more successful, and Synergy’s Customer base and markets to cross-sell existing and new STERIS products.

•	It is STERIS’s intent, upon completion of the Combination, to continue to invest in its organic businesses, to maintain its commitment to growth in its dividend, to continue to add adjacent acquisitions, to reduce its leverage and to consider buy-backs as appropriate.

Recommendation and Combination Structure

•	The Combination is intended to be implemented in respect of Synergy by means of the Offer by a Court-sanctioned scheme of arrangement under Part 26 of the Companies Act and in respect of STERIS by the adoption of the U.S. Merger Agreement.

[1]	Adjusted net income excludes the impact of amortization of purchased intangible assets, acquisition related transaction and integration costs, and certain other items identified in STERIS’s quarterly press releases.
[2]	The statement that the Combination is earnings accretive should not be construed as a profit forecast and is therefore not subject to the requirements of Rule 28 of the Takeover Code. It should not be interpreted to mean that the earnings per share in any future financial period will necessarily match or be greater than those for the relevant preceding financial period.

•	The STERIS Board has approved the Combination and unanimously intends to recommend that STERIS Stockholders vote in favour of the adoption of the U.S. Merger Agreement, which is required to give effect to the Combination.

•	The Synergy Directors, who have been so advised by Investec, consider the terms of the Combination to be fair and reasonable. In providing advice to the Synergy Directors, Investec has taken into account the commercial assessments of the Synergy Directors.

•	Accordingly, the Synergy Directors unanimously intend to recommend that Synergy Shareholders vote in favour of the Scheme at the Court Meeting and the Resolution to be proposed at the General Meeting, as the Synergy Directors and their connected persons have irrevocably undertaken to do in respect of 626,623 Synergy Shares representing, in aggregate, approximately 1.06% of the existing issued share capital of Synergy on the Latest Practicable Date.

•	An irrevocable undertaking has also been received from Kabouter Management LLC to vote, or procure the vote, in favour of the Resolutions in respect of Synergy Shares under discretionary management amounting, in aggregate, to 2,179,398 Synergy Shares, which represents approximately 3.69% of the existing issued share capital of Synergy on the Latest Practicable Date.

•	A letter of intent has been received from AXA Investment Managers UK Limited to vote in favour of the Resolutions in respect of 7,131,818 Synergy Shares in respect of which they have discretionary management control, which represent approximately 12.08% of the existing issued share capital of Synergy at the Latest Practicable Date.

•	In total therefore, irrevocable undertakings or letters of intent to vote, or procure the vote, in favour of the Resolutions have been received from Synergy Shareholders controlling, in aggregate, 9,937,839 Synergy Shares, which represents approximately 16.83% of the existing issued share capital of Synergy.

•	In order to become effective, the Scheme must be approved by a majority in number of Scheme Shareholders voting at the Court Meeting, either in person or by proxy, representing at least 75% in value of the Scheme Shares voted at the Court Meeting. In addition a special resolution implementing the Scheme and approving the related capital reduction must be passed by Synergy Shareholders representing at least 75% of votes cast at the General Meeting.

•	The Scheme is also subject to the Conditions and further terms set out in Appendix 2 to this Announcement. The Conditions include the approval of the STERIS Stockholders of the STERIS Merger, the sanction of the Scheme by the Court, the satisfaction of certain regulatory conditions (including anti-trust clearances in the U.S. and the United Kingdom) and to the full terms and conditions which will be set out in the Scheme Document.

•	The Scheme Document, containing further information about the Scheme and notices convening the Court Meeting and the General Meeting, will be published in due course and will be made available by STERIS on its website at www.STERIS.com/synergy and by Synergy on its website at www.synergyhealthplc.com. It is anticipated that the Court Meeting and the General Meeting will occur at the same time or shortly after the meeting of STERIS Stockholders to vote on the STERIS Merger.

•	It is expected that the Scheme will become effective by 31 March 2015, subject to the satisfaction or waiver of the Conditions and certain further terms set out in Appendix 2 to this Announcement.

Commenting on the Combination, Walt Rosebrough, President and CEO of STERIS, said:

“Synergy’s focus on achievement, accountability, integrity and innovation has enabled it to deliver remarkable growth for its Customers, people and shareholders since its founding. We have great respect for the performance that Dr. Richard Steeves and his people have achieved, and look forward to welcoming them to the STERIS team. Together, we create a balanced portfolio of products and services that can be tailored to best serve the evolving needs of our global Customers. Once the transaction is completed, New STERIS will be a global leader in infection prevention and sterilization, better-positioned to provide comprehensive solutions to medical device companies, pharma companies, and hospitals around the world.”

Commenting on the Combination, Dr. Richard Steeves, Group Chief Executive of Synergy, said:

“Synergy shares STERIS’s commitment to growth for all of its Customers and partners, and this acquisition brings together two great companies that share a similar set of values and a strategic vision. The combined entity brings together the strengths of both businesses, allowing New STERIS to accomplish much more than either one of us could separately.”

This summary should be read in conjunction with, and is subject to, the full text of the following Announcement and the Appendices. Certain terms used in this Announcement are defined in Appendix 1 to this Announcement. The Conditions and certain further terms of the Scheme are set out in Appendix 2 to this Announcement. Information in respect of the irrevocable undertakings is set out in Appendix 3 to this Announcement. Appendix 4 to this Announcement contains bases and sources of certain information contained in this Announcement. Appendix 5 to this Announcement contains information relating to synergies and Appendix 6 sets out anticipated provisions which may be included in the constitution of New STERIS.

Enquiries

For further information contact:

STERIS

Investor Contact: Julie Winter, Director, Investor Relations	+1 440 392 7245

Media Contact: Stephen Norton, Senior Director, Corporate Communications	+1 440 392 7482

Lazard (financial adviser to STERIS and New STERIS)

Stephen Sands Nicholas Shott	+44 20 7187 2000

Al Garner Andrew Dickinson	+1 212 632 6000 +1 415 623 5000

Synergy

Dr. Richard Steeves, Group Chief Executive Gavin Hill, Finance Director	+44 1793 891 851

Investec (financial adviser and corporate broker to Synergy)

Patrick Robb Gary Clarence Daniel Adams	+44 20 7597 5970

Lazard & Co., Limited, which is authorised and regulated in the United Kingdom by the Financial Conduct Authority, is acting exclusively as financial adviser to STERIS and New STERIS and no one else in connection with the Combination and will not be responsible to anyone other than STERIS and New STERIS for providing the protections afforded to clients of Lazard & Co., Limited nor for providing advice in relation to the Combination or any other matters referred to in this Announcement. Neither Lazard & Co., Limited nor any of its affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Lazard & Co., Limited in connection with this Announcement, any statement contained herein, the Combination or otherwise.

Investec Bank plc, which is authorised in the United Kingdom by the Prudential Regulation Authority and regulated in the United Kingdom by the Financial Conduct Authority and the Prudential Regulation Authority, is acting exclusively as financial adviser to Synergy and no-one else in connection with the subject matter of this Announcement and will not be responsible to anyone other than Synergy for providing the protections afforded to its clients or for providing advice in connection with the subject matter of this Announcement.

IMPORTANT NOTES

This Announcement is not intended to and does not constitute, or form part of, any offer or invitation to sell or purchase any securities or the solicitation of any offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any security pursuant to the Scheme or otherwise. The Scheme will be effected solely through the Scheme Document which will contain the full terms and conditions of the Scheme. Any decision in respect of, or other response to, the Scheme or the Combination should be made only on the basis of the information contained in such document.

The release, publication or distribution of this Announcement in jurisdictions other than the United Kingdom may be restricted by law and/or regulation and therefore any persons who are subject to the laws and regulations of any jurisdiction other than the United Kingdom should inform themselves about, and observe, any applicable requirements. Any failure to comply with the applicable requirements may constitute a violation of the laws and/or regulations of any such jurisdiction. To the fullest extent permitted by applicable law, the companies and persons involved in the Scheme disclaim any responsibility and liability for the violation of such restrictions by any person.

The availability of the Scheme to persons who are not resident in the United Kingdom may be restricted by the laws and/or regulations of the relevant jurisdictions in which they are located. The Scheme will not be made available, directly or indirectly, in, into or from any jurisdiction where to do so would violate the laws in that jurisdiction. Any persons who are subject to the laws and regulations of any jurisdiction other than the United Kingdom should inform themselves about, and observe, any applicable requirements. Any failure to comply with the applicable requirements may constitute a violation of the laws and/or regulations of any such jurisdiction. Further details in relation to overseas shareholders will be contained in the Scheme Document.

This Announcement has been prepared for the purpose of complying with English law and the Takeover Code and the information disclosed may not be the same as that which would have been disclosed if this Announcement had been prepared in accordance with the laws of jurisdictions outside of England.

Publication on Website

Pursuant to Rule 26.1 of the Takeover Code, a copy of this Announcement and other documents in connection with the Scheme will, subject to certain restrictions, be available for inspection on STERIS’s website at www.steris.com/synergy and Synergy’s website at www.synergyhealthplc.com no later than 12 noon (London time) on the day following this Announcement. The contents of the websites referred to in this Announcement are not incorporated into, and do not form part of, this Announcement.

Rule 2.10 Disclosures

In accordance with Rule 2.10 of the Takeover Code, as at close of business on 10 October 2014 (being the last business day before the date of this Announcement, there are 59,024,389 Synergy Shares in issue and admitted to trading on the main market of the London Stock Exchange). There are no Synergy Shares held in treasury. The ISIN Number for the Synergy Shares is GB0030757263.

In accordance with Rule 2.10 of the Takeover Code, as at close of business on 10 October 2014 (being the last business day before the date of this Announcement, there are 59,412,728 STERIS Shares issued and outstanding and admitted to trading on the NYSE). The ISIN Number for the STERIS ordinary shares is US8591521005.

Notes Concerning Information Available in the U.S.

This document is provided for informational purposes only and does not constitute an offer to sell, or an invitation to subscribe for, purchase or exchange, any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law.

It is expected that the New STERIS Shares to be issued by New STERIS to Synergy Shareholders under the Scheme will be issued in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended, provided by Section 3(a)(10) thereof.

In connection with the issuance of New STERIS Shares to STERIS Stockholders pursuant to the STERIS Merger that forms a part of the Combination, New STERIS will file with the SEC a registration statement on Form S-4 that will contain a prospectus of New STERIS as well as a proxy statement relating to the STERIS Merger that forms a part of the Combination, which we refer to together as the Form S-4/Proxy Statement.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FORM S-4/PROXY STATEMENT, AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE COMBINATION CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. Those documents, if and when filed, as well as STERIS’s and New STERIS’s other public filings with the SEC may be obtained without charge at the SEC’s website at www.sec.gov or at STERIS’s website at www.steris-ir.com. Security holders and other interested parties will also be able to obtain, without charge, a copy of the Form S-4/Proxy Statement and other relevant documents (when available) by directing a request by email or telephone to Investor Relations, STERIS Corporation at Julie_Winter@steris.com or +1 440 392 7245. Security holders may also read and copy any reports, statements and other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.

STERIS, its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the transactions contemplated by the Proxy Statement. Information about the directors and executive officers of STERIS is set forth in its Annual Report on Form 10-K for the year ended 31 March, 2014, which was filed with the SEC on 29 May, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on 9 June, 2014. Other information regarding potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Form S-4/Proxy Statement when it is filed.

Synergy and New STERIS are each organised under the laws of England. Some of the officers and directors of Synergy and New STERIS may be residents of countries other than the United States. As a result, it may not be possible to sue Synergy, New STERIS or such persons in a non-US court for violations of US securities laws. It may be difficult to compel Synergy, New STERIS and their respective affiliates to subject themselves to the jurisdiction and judgment of a US court or for investors to enforce against them the judgments of US courts.

Notes Regarding New STERIS Shares

The New STERIS Shares to be issued pursuant to the Combination have not been and will not be registered under the relevant securities laws of Japan and the relevant clearances have not been, and will not be, obtained from the securities commission of any province of Canada. No prospectus in relation to the New STERIS Shares has been, or will be, lodged with, or registered by, the Australian Securities and Investments Commission. Accordingly, the New STERIS Shares are not being, and may not be, offered, sold, resold, delivered or distributed, directly or indirectly in or into Australia, Canada or Japan or any other jurisdiction if to do so would constitute a violation of relevant laws of, or require registration thereof in, such jurisdiction (except pursuant to an exemption, if available, from any applicable registration requirements or otherwise in compliance with all applicable laws).

Cautionary Note Regarding Forward-Looking Statements

This Announcement may contain statements concerning certain trends, expectations, forecasts, estimates, or other forward-looking information affecting or relating to Synergy or STERIS or New STERIS or their respective industry, products or activities that are intended to qualify for the protections afforded “forward-looking statements” under the Private Securities Litigation Reform Act of 1995 and other laws and regulations. Forward-looking statements speak only as to the date of this Announcement and may be identified by the use of forward-looking terms such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “targets,” “forecasts,” “outlook,” “impact,” “potential,” “confidence,” “improve,” “optimistic,” “deliver,” “comfortable,” “trend”, and “seeks,” or the negative of such terms or other variations on such terms or comparable terminology. Many important factors could cause actual results to differ materially from those in the forward-looking statements including, without limitation, disruption of production or supplies, changes in market conditions, political events, pending or future claims or litigation, competitive factors, technology advances, actions of regulatory agencies, and changes in laws, government regulations, labeling or product approvals or the application or interpretation thereof. Other risk factors are described herein and in STERIS and Synergy’s other securities filings, including Item 1A of STERIS’s Annual Report on Form 10-K for the year ended March 31, 2014 dated May 29, 2014 and in Synergy’s annual report and accounts for the year ended 30 March 2014 (section headed “principal risks and uncertainties”). Many of these important factors are outside of STERIS’s or New STERIS’s or Synergy’s control. No assurances can be provided as to any result or the timing of any outcome regarding matters described herein or otherwise with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results. References to products and the consent decree are summaries only and should not be considered the specific terms of the decree or product clearance or literature. Unless legally required, neither STERIS, nor New STERIS nor Synergy undertake to update or revise any forward-looking statements even if events make clear that any projected results, express or implied, will not be realized. Other potential risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements include, without limitation, (a) the receipt of approval of both STERIS’s shareholders and Synergy’s shareholders, (b) the regulatory approvals required for the transaction not being obtained on the terms expected or on the anticipated schedule, (c) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the Combination, (d) the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in connection with the transaction within the expected time-frames or at all and to successfully integrate Synergy’s operations into those of STERIS, (e) the integration of Synergy’s operations into those of STERIS being more difficult, time-consuming or costly than expected, (f) operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) being greater than expected following the transaction, (g) the retention of certain key employees of Synergy being difficult, (h) changes in tax laws or interpretations that could increase consolidated tax liabilities, including if the transaction is consummated, changes in tax laws that would result in New STERIS being treated as a domestic corporation for United States federal tax purposes, (i) the potential for increased pressure on pricing or costs that leads to erosion of profit margins, (j) the possibility that market demand will not develop for new technologies, products or applications or services, or business initiatives will take longer, cost more or produce lower benefits than anticipated, (k) the possibility that application of or compliance with laws, court rulings, certifications, regulations, regulatory actions, including without limitation those relating to FDA warning notices or letters, government investigations, the outcome of any pending FDA requests, inspections or submissions, or other requirements or standards may delay, limit or prevent new product introductions, affect the production and marketing of existing products or services or otherwise affect Company performance, results, prospects or value, (l) the potential of international unrest, economic downturn or effects of currencies, tax assessments, adjustments or anticipated rates, raw material costs or availability, benefit or retirement plan costs, or other regulatory compliance costs, (m) the possibility of reduced demand, or reductions in the rate of growth in demand, for products and services, (n) the possibility that anticipated growth, cost savings, new product acceptance, performance or approvals, or other results may not be achieved, or that transition, labor, competition, timing, execution, regulatory, governmental, or other issues or risks associated with STERIS and Synergy’s businesses, industry or initiatives including, without limitation, the consent decree or those matters described in STERIS’s Form 10-K for the year ended March 31, 2014 and other securities filings, may adversely impact performance, results, prospects or value, (o) the possibility that anticipated financial results or benefits of recent acquisitions, or of STERIS’s restructuring efforts will not be realized or will be other than anticipated, (p) the effects of the contractions in credit availability, as well as the ability of STERIS and Synergy’s customers and suppliers to adequately access the credit markets when needed, and (q) those risks described in STERIS’s Annual Report on Form 10-K for the year ended March 31, 2014, and other securities filings and in Synergy’s annual report and accounts for the year ended 30 March 2014 (section headed “principal risks and uncertainties”).

No Profit Forecast

No statement in this Announcement is intended as a profit forecast or a profit estimate and no statement in this Announcement should be interpreted to mean that earnings per Synergy Share or STERIS Share for the current or future financial years would necessarily match or exceed the historical published earnings per Synergy Share or STERIS Share.

Quantified Financial Benefits

No statement in the Quantified Financial Benefits Statements, or this Announcement generally, should be construed as a profit forecast or interpreted to mean that the Combined Group’s earnings in the first full year following the Combination, or in any subsequent period, would necessarily match or be greater than or be less than those of STERIS and/or Synergy for the relevant preceding financial period or any other period.

Information relating to shareholders of Synergy

Please be aware that addresses, electronic addresses and certain other information provided by shareholders of Synergy, persons with information rights and other relevant persons for the receipt of communications from Synergy may be provided to New STERIS during the Offer Period as required under Section 4 of Appendix 4 of the Takeover Code.

Dealing Disclosure Requirements

Under Rule 8.3(a) of the Takeover Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any paper offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash and including STERIS in this instance) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any paper offeror is first identified.

An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any paper offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any paper offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a paper offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Takeover Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any paper offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any paper offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any paper offeror, save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a paper offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel’s website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. If you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure, you should contact the Panel’s Market Surveillance Unit on +44 (0)20 7638 0129.

THIS ANNOUNCEMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY IN OR INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF THAT JURISDICTION

13 October 2014

Recommended Combination

of

Synergy plc (“Synergy”)

and

STERIS Corporation (“STERIS”)

1. Introduction

The boards of STERIS and Synergy are pleased to announce that they have reached agreement on the terms of a recommended combination of Synergy with STERIS.

The Combination is intended to be implemented in respect of Synergy by means of the Offer by a Court-sanctioned scheme of arrangement between Synergy and Synergy Shareholders under Part 26 of the Companies Act.

The Scheme will be subject to the Conditions set out below and in Appendix 2 to this Announcement and the full terms and conditions to be set out in the Scheme Document.

Subject to the satisfaction or, where appropriate, waiver of the Conditions, it is expected that the Combination will become effective by 31 March 2015. Further details in respect of the expected timetable of key events in relation to the Combination will be set out in the Scheme Document to be sent to Synergy Shareholders in due course.

2. Terms of the Combination

Under the terms of the Combination, Synergy Shareholders will be entitled to receive:

for each Synergy Share:	439 pence in cash and 0.4308 New STERIS Shares

•	The terms of the Combination represent:

•	A value of £19.50 per Synergy Share based on STERIS’s closing share price of $56.38 on the Latest Practicable Date.

•	A value of £19.43 per Synergy Share based on STERIS’s 30 trading day volume-weighted average price of $56.10 to the Latest Practicable Date.

The value of £19.50 per Synergy Share values the entire issued and to be issued share capital of Synergy on a fully diluted basis at approximately £1.2 billion ($1.9 billion) and represents:

•	A premium of 39% to the closing price of £14.00 per Synergy Share on the Latest Practicable Date.

•	A premium of 32% to the volume weighted average closing price of £14.80 per Synergy Share over the 30 day trading period ended on and including the Latest Practicable Date.

•	A premium of 27% to the highest closing price of £15.30 per Synergy Share over the 52 week period ended on and including the Latest Practicable Date.

•	Irrevocable undertakings to vote, or procure the vote, in favour of the Resolutions have been received from Synergy Directors and their connected persons in respect of 626,623 Synergy Shares representing, in aggregate, approximately 1.06% of the existing issued share capital of Synergy on the Latest Practicable Date.

•	An irrevocable undertaking has also been received from Kabouter Management LLC to vote, or procure the vote, in favour of the Resolutions in respect of Synergy Shares in respect of which they have discretionary management control, amounting, in aggregate, to 2,179,398 Synergy Shares, which represents approximately 3.69% of the existing issued share capital of Synergy on the Latest Practicable Date.

•	A letter of intent has been received from AXA Investment Managers UK Limited to vote in favour of the Resolutions in respect of 7,131,818 Synergy Shares in respect of which they have discretionary management control which represent approximately 12.08% of the existing issued share capital of Synergy at the Latest Practicable Date.

•	In total therefore, irrevocable undertakings or letters of intent to vote, or procure the vote, in favour of the Resolutions have been received from Synergy Shareholders controlling, in aggregate, 9,937,839 Synergy Shares, which represents approximately 16.83% of the existing issued share capital of Synergy.

3. Information on Synergy

Synergy delivers a range of specialist outsourced services to healthcare providers and other customers concerned with health management. Synergy’s services support its customers to improve the quality and efficiency of their activities, whilst reducing risks to their patients and clients.

Synergy’s core services are the sterilization of medical devices, infection control and environmental management services, and other niche outsourced services such as laboratory services (pathology, toxicology, food testing and microbiology). Synergy’s strategy in these markets is to gain consolidated, competitive positions with scale benefits which enables it to leverage pricing power with cost leadership programmes.

Synergy operates across three service lines:

•	Hospital Sterilization Services (“HSS”) - outsourced hospital sterilization provides a high quality instrument sterilization service for reusable medical and surgical equipment used in operating theatres. This service also extends across other hospital departments, primary care facilities and orthopaedic loan set suppliers;

•	Applied Sterilization Technologies (“AST”) - Synergy provides the full range of sterilization technologies, including gamma irradiation; electron, ion beam and x-ray beam treatments; and ethylene oxide sterilization. Synergy’s customers are drawn from medical device, pharmaceutical and industrial sectors. Synergy is the world’s second largest provider of outsourced applied sterilization services. In addition to sterilization technologies Synergy provides a range of laboratory services including accredited toxicology and general pathology services within the AST division; and

•	Healthcare Solutions (“HS”) - this segment covers a range of services involved in managing the environment in a healthcare setting. The services primarily involve infection prevention and control with services such as linen management, patient hygiene solutions, surgical solutions and wound care solutions. Products include Azo™, Clinisan™, Conti™, Oasis™, Assure™, Comfi™, Detex™ and Concept™ brands.

Geographically, Synergy operates in four defined regions. The UK and Ireland is currently the largest market by revenue, followed by Europe and the Middle-East. The Americas represents Synergy’s third largest market, albeit it is a comparatively new market for Synergy in terms of a physical presence. Asia and Africa is a small but growing region for Synergy.

Headquartered in Swindon, UK, Synergy has a global presence and employs approximately 5,700 people across the UK & Ireland, Europe & the Middle East, Asia & Africa and the Americas.

4. Information on STERIS

STERIS is a major provider of infection prevention and other procedural products and services, focused primarily on healthcare, medical devices, pharmaceutical, and research. STERIS’s mission is to help its Customers create a healthier and safer world by providing innovative healthcare and life science product and service solutions around the globe.

STERIS offers its Customers a unique mix of innovative capital equipment products, such as sterilizers and surgical tables, and connectivity solutions such as operating room integration; consumable products, such as detergents and skin care products, gastrointestinal endoscopy accessories, and other products; services, including equipment installation and maintenance; and microbial reduction of medical devices, instrument and scope repair solutions, and laboratory services.

STERIS was founded as Innovative Medical Technologies Corporation in 1985 and renamed STERIS in 1987. Some of STERIS’s businesses that have been acquired and integrated into STERIS, notably the American Sterilizer Company, have much longer operating histories. With global headquarters in Mentor, Ohio, USA, STERIS has approximately 8,000 employees worldwide and operates in more than 60 countries.

Today, through a series of strategic acquisitions and continual innovation of new products, STERIS holds one of the broadest portfolios of products in the industry, and it stands at the forefront of efforts to prevent infection and contamination in healthcare, medical device, and pharmaceutical environments.

5. Information on New STERIS

New STERIS is a private limited liability company which was incorporated in England and Wales on 10 October 2014 under the Companies Act, with registered number 09257343. It has its registered office at Chancery House, 190 Waterside Road, Hamilton Industrial Park, Leicester LE5 1QZ, United Kingdom.

The current directors of New STERIS are Walter Rosebrough and Michael Tokich.

Save for activities in connection with the Combination, New STERIS has not carried on any business prior to the date of this Announcement, nor has it entered into any obligations.

The principal activity of New STERIS is to act as a holding company for STERIS and Synergy.

6. Background to and Reasons for the Combination

Since 2011, STERIS has conducted significant analysis of Synergy’s business and financial performance, establishing the strong strategic rationale of the combination and compelling value represented by the Combination.

The STERIS Board believes:

•

the Combination will strengthen STERIS’s leadership in its infection prevention products and services businesses by bringing together two businesses with a complementary product and geographic offering to create a global leader able to provide comprehensive solutions to its Customers throughout the world, including the largest hospitals and multi-national device companies;

•	the Combination will build on STERIS’s recent acquisitions, including its acquisitions of Integrated Medical Systems, Spectrum Surgical Instruments, and Total Repair Express, to extend STERIS’s ability to provide an expanded suite of integrated, value-added products and services to hospitals;

•	the Combination will increase the diversity of the Combined Group’s business mix, creating a more balanced portfolio from which the Combined Group could deliver products and services that are tailored to best serve the evolving needs of global Customers. For medical device manufacturers, STERIS’s Isomedix and Synergy’s AST will offer a network of 58 facilities covering 18 countries. For hospitals, the combination of STERIS’s Infection Prevention and Services businesses and Synergy’s Hospital Sterilization Services will strengthen the breadth and depth of the service offering, accelerating the development of hospital sterilization outsourcing;

•	the Combination will increase the diversity of the Combined Group’s geographic mix, combining STERIS’s strong presence in North America with Synergy’s strong positions in Europe;

•	the Combination will bring together the geographically complementary STERIS Isomedix and Synergy AST device sterilization businesses to create a leading single-supplier solution to best serve global medical device Customers;

•	the Combination will potentially accelerate the growth of both companies, leveraging STERIS’s capabilities and infrastructure to make Synergy’s products and services more successful, and Synergy’s Customer base and markets to cross-sell existing and new STERIS products; and

•	the Combination will result in compelling financial benefits to the Combined Group, including total annual pre-tax cost savings of $30 million or more, which will be phased in 50% in fiscal year 2016 and 100% thereafter. These benefits will be primarily derived from optimising global back-office infrastructure, leveraging best-demonstrated practices across plants, in-sourcing consumables, and eliminating redundant public company costs. This estimate excludes any potential revenue synergies.

The Combination is not expected to have an impact on STERIS’s adjusted earnings per diluted share until completion of the Combination, which is anticipated to take place by 31 March 2015. STERIS expects the Combination will be significantly accretive to New STERIS’s adjusted3 net income per diluted share beginning in fiscal year 20164. STERIS expects that New STERIS will have an effective tax rate of approximately 25% beginning in fiscal year 2016 and that the Combination will provide New STERIS with more flexible access to its global cash flows. The STERIS Board believes that the Combination will put STERIS in a stronger and more sustainable financial position to compete internationally.

It is STERIS’s intent, upon completion of the Combination, to continue to invest in its organic businesses, to maintain its commitment to growth in its dividend, to continue to add adjacent acquisitions, to reduce its leverage and to consider buy-backs as appropriate.

[3]	Adjusted net income excludes the impact of amortization of purchased intangible assets, acquisition related transaction and integration costs, and certain other items identified in STERIS’s quarterly press releases.
[4]	The statement that the Combination is earnings accretive should not be construed as a profit forecast and is therefore not subject to the requirements of Rule 28 of the Takeover Code. It should not be interpreted to mean that the earnings per share in any future financial period will necessarily match or be greater than those for the relevant preceding financial period.

7. Current Trading and Prospects of Synergy

For the six months ended 28 September 2014 (“H1 2014”) Synergy has made positive progress with the implementation of its strategy and the performance of Synergy is in line with the Synergy Board’s expectations.

Underlying trading for the six months to 28 September 2014 was up 7.4% on a constant currency basis with a particularly strong performance from Applied Sterilization Technologies (“AST”). Reported revenues were £197.6 million (2013: £192.1 million), up by 2.8%. Reported revenue was impacted by £8.8 million of adverse currency translation effects.

Underlying revenue by service line stated at constant currency was as follows:

Underlying revenue	H1 2014/15	H1 2013/14	Growth
Applied Sterilization Technologies (“AST”)	£71.0 million	£60.4 million	+17.5%
Hospital Sterilization Services (“HSS”)	£86.1 million	£81.4 million	+5.8%
Healthcare Solutions	£49.3 million	£50.3 million	-2.1%

Total	£206.4 million	£192.1 million	+7.4%

AST

Synergy’s AST business has continued to make progress implementing its strategy, lifting underlying growth from 13.6% in Q1 to 17.5% for the entire half year despite the partial loss of capacity in Malaysia. We anticipate the Malaysia facility to be back to full capacity by the end of the financial year. The increased growth is principally driven by a strong performance in the Americas (up 15.8%), x-ray (up 56%), the new gamma facility in Marcoule, and from the acquired Bioster Group benefiting from integration with the Synergy network. Earlier this year Synergy announced plans to expand capacity throughout its international network, including new facilities in San Francisco and Saxonburg, in keeping with Synergy’s objective to achieve sustainable growth of 10-12% per annum.

HSS

Underlying revenue in HSS grew by 5.8% over the comparative period in H1 2014, driven by the start of new contracts, partially offset by exiting from £6 million of non-core, low margin legacy product distribution business in the U.S. The Sterilmed contract has been implemented well, albeit two months later than originally envisaged. Synergy’s processing expertise in this market segment has been well received by the customer.

During H1 2014 Synergy won £6 million per annum of new HSS contracts and a further £2 million per annum is at preferred bidder stage. In September, Synergy launched a new initiative in the UK to lower operating costs with the use of new innovative software and RFID technology. The initial reception has been positive, generating new leads and opportunities worth more than £10 million per annum at this early stage.

In the U.S. interest in HSS outsourcing remains strong, with Synergy’s bid book now over £80 million per annum, reinforcing confidence in this business. Synergy’s U.S. development team is managing a large number of outsourcing proposals which Synergy are confident will convert to full outsourcing contracts as the year progresses.

Healthcare Solutions

Healthcare Solutions, which principally represents healthcare linen rental services, improved its performance during the second quarter, with revenue declining 2.1% for the full half year period compared with 4.1% for the first quarter. Synergy is continuing to implement its new strategy in the Netherlands which will improve its competitive position and broaden the available market in a bid to prevent a reoccurrence of the price war that has dominated performance of this division for the last three years.

Net Debt

Net debt during the period increased from £147.6 million at 30 March 2014 to circa £172 million on 28 September 2014, principally as a result of the Bioster Group acquisition which completed in May 2014.

8. Synergies

The Board of STERIS believes that the Combination will result in compelling financial benefits to the Combined Group, including total annual pre-tax cost savings of $30 million or more, which will be phased in 50% in fiscal year 2016 and 100% thereafter. These benefits will be primarily derived from optimising global back-office infrastructure, leveraging best-demonstrated practices across plants, in-sourcing consumables and eliminating redundant public company costs.

As required by Rule 28.1(a) of the Takeover Code, Ernst & Young (“EY”), as reporting accountants, have provided a report (included in Appendix 5) stating that, in their opinion, the merger benefits statement for which the directors of STERIS are solely responsible, has been properly compiled on the basis stated. In addition, Lazard, as financial advisers to STERIS and New STERIS, has provided a report for the purposes of Rule 28.1(a) of the Takeover Code stating that, in its opinion and subject to the terms of such report, the merger benefits statement, for which the directors of STERIS are solely responsible, has been prepared with due care and consideration.

Expected cost synergies have been identified across the following areas:

•	Corporate & back-office: merger benefits from optimising back-office support functions by utilising increased scale, removing redundant roles and sharing best practices;

•	Isomedix: capitalising on the complementary nature in this area between STERIS and Synergy related to footprint, sales force and differentiated technologies; and

•	Healthcare: merger benefits generated from vertical integration in the areas of consumables purchasing, equipment maintenance, and distribution.

It is expected that the realisation of the identified synergies will require estimated one-off cash costs of $60 million, largely occurring in fiscal year 2016 and in fiscal year 2017.

Please refer to Appendix 5 for further detail on synergies.

9. Recommendation

The Synergy Directors, who have been so advised by Investec, consider the terms of the Combination to be fair and reasonable. In providing advice to the Synergy Directors, Investec has taken into account the commercial assessments of the Synergy Directors. Investec is providing independent financial advice to the Synergy Directors for the purposes of Rule 3 of the Takeover Code.

Accordingly, the Synergy Directors unanimously intend to recommend Synergy Shareholders to vote in favour of the Resolutions as the Synergy Directors and their connected persons have irrevocably undertaken to do in respect of holdings of 626,623 Synergy Shares representing, in aggregate, approximately 1.06% of the existing issued share capital of Synergy.

10. Background to and Reasons for the Recommendation

In its latest annual results statement, Synergy confirmed it was making further progress with its objective of expanding internationally and building a forward order book that would result in a sustainable increase in growth. In particular the decision to enter the U.S. market in 2011 had resulted in two of the largest contract wins for

Synergy through its HSS business, and would pave the way for future development of the U.S. outsourcing market. Elsewhere within the Synergy Group, the AST business had been making good progress, both organically and through acquisition, and the UK Linen business had had a good year. The only area of continued weakness had been the Dutch Linen business, which undertook some further restructuring during the year.

While the Synergy Directors are confident of the future growth prospects of the company, they believe that the Combination provides Synergy Shareholders with a value which is highly attractive. For Synergy, there will be significant business benefits in the combination with STERIS, including:

•	benefits of scale;

•	cost synergies in overlapping functions; and

•	opportunities to cross-sell products across their respective client bases across geographies and ultimately significant opportunities to enhance growth.

The Synergy Directors considered the terms of the Combination in relation to the value and prospects of Synergy, the potential benefits which STERIS expects to achieve from combining its operations with those of Synergy and the potential medium term standalone value of Synergy Shares in reaching their conclusion. The consideration under the terms of the Combination represents a value of £19.50 per Synergy Share based on STERIS’s closing share price of $56.38 on the Latest Practicable Date. The cash element of the consideration provides Synergy Shareholders some element of certainty of value, while the share element allows Synergy Shareholders the opportunity to share in the growth prospects of the Combined Group.

The Synergy Directors unanimously intend to recommend that Synergy Shareholders vote in favour of the Scheme.

11. Management, Employees and Location

STERIS and Synergy attach great importance to the skills, knowledge, and experience of the existing management and employees of STERIS and Synergy. STERIS and Synergy believe that the employees of the New STERIS will benefit from more opportunities to grow and expand their skill set within New STERIS, and that New STERIS will benefit by combining the talent of both companies. STERIS confirms that, following the implementation of the Offer, the existing contractual and statutory employment rights, including in relation to pensions, of all Synergy employees will be fully safeguarded.

It has been agreed that Synergy intends to set aside approximately £770,000 to pay certain Synergy employees a retention bonus while the Offer Period runs and to assist with the integration of Synergy and STERIS. These employees do not include any members of the Synergy Board. Investec, independent financial adviser to Synergy, considers the retention bonus to be paid to certain Synergy employees to be fair and reasonable so far as the remaining Synergy Shareholders are concerned.

It has been proposed that Dr. Richard Steeves join the board of New STERIS as a non-executive director, with a further two members of the Synergy Board, yet to be determined, to also join the board of New STERIS. Other than as set out in this paragraph, no discussions have taken place between STERIS and any member of the Synergy Board or senior management in relation to their incentivisation arrangements. However, STERIS intends to enter into discussions with members of the Synergy senior management and employees regarding long term incentive arrangements as soon as practicable.

STERIS does not expect the Combination to have an impact on the employees, customers or the communities which STERIS serves. STERIS does not expect any change to STERIS’s U.S. manufacturing footprint as a result of the Combination.

12. De-listing, Re-registration and NYSE Listing of New STERIS

Synergy intends, prior to the Scheme becoming effective, to make an application for the cancellation of the listing of Synergy Shares on the Official List and for the cancellation of trading of the Synergy Shares on the London Stock Exchange’s main market for listed securities in each case to take effect from or shortly after the Effective Date. The last day of dealings in Synergy Shares on the main market of the London Stock Exchange is expected to be the Business Day immediately prior to the Effective Date and no transfers will be registered after 6.00 p.m. on that date. On the Effective Date, share certificates in respect of Synergy Shares will cease to be valid and entitlements to Synergy Shares held within the CREST system will be cancelled.

On the Effective Date, Synergy will become a wholly-owned subsidiary of New STERIS. It is intended that Synergy will be re-registered as a private company as part of the Scheme.

It is intended that, subject to and following the Scheme becoming effective, and subject to applicable requirements of the NYSE, New STERIS will apply for cancellation of the quotation of STERIS Shares on the NYSE. The last day of dealing in STERIS Shares on the NYSE will be the last business day before the Effective Date.

Once the Scheme has become effective, New STERIS Shares will be allotted to Scheme Shareholders and former STERIS Stockholders. Details of how New STERIS Shareholders in the UK can hold New STERIS Shares will be set out in the Scheme Document.

Application will be made for the listing of New STERIS Shares on the NYSE. It is expected that on the STERIS Merger Effective Date, New STERIS will be listed on the NYSE.

13. Application of the Takeover Code to New STERIS and New STERIS Constitution

Because it is currently anticipated that a majority of the New STERIS directors will be resident outside of the United Kingdom, Channel Islands and Isle of Man, it is anticipated that the Takeover Code will not apply to New STERIS. Accordingly, the constitution of New STERIS to be adopted on the Effective Date will include various protections based on those afforded to shareholders by the Takeover Code and other protective measures which STERIS determines to be desirable. To the extent permitted by English law, these may include, without limitation, provisions determined by reference to and based upon protective measures currently available to STERIS and its board.

It is currently anticipated that New STERIS’s constitution may include, by way of example, provisions such as those set out in the table contained in Appendix 6. Appendix 6 is not exhaustive and contains a comparison with the regime currently applicable to Synergy. New STERIS’s constitution to be adopted on or before the Effective Date will be finalised before the publication of the Scheme Document and a summary of the relevant provisions (as determined by STERIS) will be contained in the Scheme Document.

14. Synergy Share Schemes and STERIS Equity Awards

The Scheme will extend to any Synergy Shares unconditionally allotted or issued and fully paid after the date of this announcement and prior to the Reduction Record Time to satisfy the exercise of options under the Synergy Share Schemes, but the Scheme will not extend to any Synergy Shares allotted or issued to satisfy options exercised at any time on or after the Reduction Record Time. Instead, any Synergy Shares issued after the Reduction Record Time to satisfy such options will, subject to the Scheme becoming effective, be immediately transferred to New STERIS (or its nominee) in exchange for the same consideration as Synergy Shareholders will be entitled to receive under the terms of the Combination. The terms of this exchange are to be set out in the proposed amendments to the Synergy’s articles of association which will be considered at the General Meeting.

All options granted under Synergy’s Executive Share Option Scheme 2007, Performance Share Plan and Long Term Incentive Plan have vested or will vest on or before the Effective Date. Options granted under Synergy’s Save As You Earn Scheme will vest, to the maximum extent possible, on or before the Effective Date.

Participants in the Synergy Share Schemes will be contacted separately regarding the effect of the Combination on their rights under the Synergy Share Schemes and the actions they may take in respect of those options. Further details will also be contained in the Scheme Document.

Generally, on the STERIS Merger Effective Date, all outstanding equity awards held by STERIS employees under the STERIS long term equity incentive plans, including vested and unvested stock options, vested and unvested stock appreciation rights, restricted stock, and restricted stock units, will be converted into equivalent awards with respect to New STERIS Shares. However, the board of directors of STERIS (or a committee thereof) will determine the treatment of outstanding equity awards of its officers and members of its board of directors under the STERIS long term equity incentive plans, including vested and unvested stock options, restricted stock, and career restricted stock units, which may include, without limitation, in whole or in part, accelerating the vesting and/or settlement of such awards, cashing out such awards (based on their intrinsic value) on the STERIS Merger Effective Date, and/or converting such awards into equivalent awards with respect to New STERIS Shares and making gross up payments in respect of the U.S. excise tax that is only payable in respect of converted awards by STERIS officers (and not any other STERIS employees) and members of the STERIS board of directors as a consequence of the Combination.

15. Opening Position Disclosures and Interests

STERIS will be making Opening Position Disclosures today, setting out the details required to be disclosed by it under Rule 8.1(a) of the Takeover Code.

Synergy confirms that it is making an Opening Position Disclosure today, setting out the details required to be disclosed by it under Rule 8.1(a) of the Takeover Code.

In the interests of confidentiality, neither STERIS nor Synergy has made enquiry of all persons with whom they may respectively be deemed by the Panel to be acting in concert. Such enquiry will be made as appropriate following this Announcement and any additional interests in relevant securities of Synergy and/or, as the case may be, STERIS will be disclosed in subsequent Opening Position Disclosures.

16. The Combination

16.1 The Scheme

It is proposed that the Offer will be implemented by way of a Court-sanctioned scheme of arrangement between Synergy and Scheme Shareholders under Part 26 of the Companies Act, although STERIS reserves the right, at its sole discretion and subject (if required) to the consent of the Panel, to seek to implement the Offer by way of a Contractual Offer for the entire issued and to be issued share capital of Synergy, and to make appropriate amendments to the terms of the Offer arising from the change from the Scheme to a Contractual Offer.

The Scheme, which will be effected by way of a reduction of capital of Synergy, will be subject to (amongst others) each of the following matters:

•	the U.S. Merger Agreement being duly approved by the affirmative vote of the holders of a majority of the outstanding STERIS Shares entitled to vote on such matter at a STERIS Stockholders’ meeting duly called and held for such purpose in accordance with applicable law and the articles of incorporation and regulations of STERIS;

•	all of the conditions to the STERIS Merger having been satisfied such that, if the Scheme becomes effective, the STERIS Merger will become effective in accordance with its terms substantially concurrently with, or promptly, after the Scheme becomes effective;

•	all of the New STERIS Shares issuable pursuant to the Scheme and the STERIS Merger having been approved for listing on the NYSE, subject to official notice of issuance;

•	the approval of the Scheme by Scheme Shareholders at a Court-convened meeting by a majority in number representing at least 75% in value of such Scheme Shareholders present and voting at the Court Meeting (whether in person or by proxy);

•	the approval of the resolution required to approve and implement the Scheme and approve the related Capital Reduction being duly passed at the General Meeting by Synergy Shareholders representing at least 75% of such Synergy Shareholders present and voting at the General Meeting (whether in person or by proxy);

•	the sanction of the Scheme and confirmation of the Capital Reduction by the Court;

•	the delivery of office copies of the Scheme Court Order and the Reduction Court Order together with the statement of capital to the Registrar of Companies, whereupon the Scheme will become effective; and

•	the satisfaction or waiver of applicable anti-trust requirements of, and expiration or termination of applicable anti-trust waiting periods under the HSR Act, the Enterprise Act 2002 and the EU Merger Regulation.

Synergy Shareholders should note that completion of the Scheme will be conditional upon the satisfaction or, where appropriate, waiver of all the above Conditions in addition to the satisfaction or, where appropriate, waiver of the other Conditions and certain further terms set out in Appendix 2 to this Announcement.

The Scheme must be sanctioned by the Court. All Scheme Shareholders are entitled to attend the Scheme Court Hearing in person or through an English-qualified advocate to support or oppose the sanctioning of the Scheme. If the Scheme becomes effective it will be binding on all holders of Scheme Shares, including any Synergy Shareholders who did not vote to approve the Scheme, or who voted against the Scheme.

In order that the Court can be satisfied that the votes cast constitute a fair representation of the views of Synergy Shareholders, it is important that as many votes as possible are cast in person and by proxy at the Court Meeting.

Upon the Scheme becoming effective:

•	the Synergy Shares will be cancelled and in their place a like number of new ordinary shares in the capital of Synergy will be issued to New STERIS, whereupon Synergy will become a wholly-owned subsidiary of New STERIS; and

•	as consideration for the cancellation of the Synergy Shares the Cash Consideration will be paid by New STERIS and New STERIS Shares will be issued.

16.2 The STERIS Merger

Pursuant to the STERIS Merger, substantially concurrently with, or promptly after, the Scheme becoming effective in accordance with its terms, U.S. Merger Sub will merge with and into STERIS, with STERIS continuing as the surviving corporation. On the Effective Date, all STERIS common shares will be cancelled and will automatically be converted into the right to receive New STERIS Shares on a one-for-one basis. Following the STERIS Merger, STERIS will become a wholly owned subsidiary of New STERIS. The STERIS Merger is subject to the terms and conditions of the U.S. Merger Agreement.

Synergy is a third party beneficiary with respect to the sections governing STERIS’s obligation to close the STERIS Merger if all of the closing conditions to the STERIS Merger are satisfied. Once those conditions are satisfied, Synergy will be entitled to enforce the following obligations of STERIS as if Synergy itself were itself a party to the U.S. Merger Agreement: (i) to close as soon as reasonably practicable following (and to the extent possible, immediately following or, failing that, to the extent possible on the same day as) the time at which the Scheme has become effective and (ii) on the closing date of the STERIS Merger and substantially concurrently with the closing, cause a Certificate of Merger with respect to the STERIS Merger to be executed, acknowledged and filed with the Secretary of State of the State of Ohio as provided in the Ohio General Corporation Law.

16.3 STERIS Stockholder Approval

Pursuant to the U.S. Merger Agreement, U.S. Merger Sub will merge with and into STERIS and STERIS will continue as the surviving corporation. As a result, the U.S. Merger Agreement must be duly adopted by the affirmative vote of the holders of a majority of the outstanding STERIS Shares entitled to vote on such matter at a STERIS Stockholders’ meeting duly called and held for such purpose in accordance with applicable law and the articles of incorporation and regulations of STERIS. STERIS and New STERIS are required to send STERIS Stockholders a Proxy Statement/Prospectus which will, among other things, summarise the background to and reasons for the transactions to be consummated pursuant to the U.S. Merger Agreement, provide information about the special meeting of STERIS Stockholders at which the adoption of the U.S. Merger Agreement will be considered, and provide information relating to the Combined Group and the New STERIS Shares. Under the U.S. Merger Agreement, the conditions to completion of the STERIS Merger are: (i) the U.S. Merger Agreement being approved by the affirmative vote of the holders of a majority of the outstanding STERIS Shares entitled to vote on such matter at a STERIS Stockholders’ meeting duly called and held for such purpose in accordance with applicable law and the articles of incorporation and regulations of STERIS, and (ii) the Scheme having become effective prior to the effective time of the STERIS Merger.

The STERIS Board has approved the Combination and intends to recommend that STERIS Stockholders vote in favour of the adoption of the U.S. Merger Agreement.

17. The Court Meeting and the General Meeting

The Scheme will be put to Synergy Shareholders at the Court Meeting and at the General Meeting, which are expected to be held in December 2014 depending on the timing of the meeting of STERIS Stockholders to vote on the STERIS Merger. The Court Meeting and the General Meeting will be convened to occur around about the same time as the meeting of STERIS Stockholders.

Notices to convene the Court Meeting (subject to the consent of the Court) and the General Meeting will be included in the Scheme Document.

The purpose of the Court Meeting is to seek the approval of Scheme Shareholders for the Scheme.

The purpose of the General Meeting is to consider and, if thought fit, pass a special resolution to give effect to and implement the Scheme, being a special resolution:

•	to approve the reduction of capital of Synergy in connection with the Scheme;

•	to approve amendments to the articles of association of Synergy in connection with and to facilitate the Scheme; and

•	to re-register Synergy as a private company.

The special resolution will require votes in favour of not less than 75% of the votes cast by Synergy Shareholders voting at the General Meeting (whether in person or by proxy) in order to be passed.

18. Expected Timetable for Posting of the Scheme Document

It is expected that the Scheme Document, which will include notices to convene the Court Meeting and the General Meeting, will be posted to Synergy Shareholders during November 2014 (and, in any event, within 28 days of this Announcement, unless otherwise agreed with the Panel) and that the Scheme will become effective by 31 March 2015, subject to the satisfaction or, where applicable, waiver of the Conditions.

19. Irrevocable Undertakings and Letter of Intent

19.1 Synergy Directors

Irrevocable undertakings to vote, or procure the vote, in favour of the Resolutions have been received from Synergy Directors and their connected persons in respect of 626,623 Synergy Shares representing, in aggregate, approximately 1.06% of the existing issued share capital of Synergy on the Latest Practicable Date.

19.2 Other Synergy Shareholders

An irrevocable undertaking has also been received from Kabouter Management LLC to vote, or procure the vote, in favour of the Resolutions in respect of Synergy Shares in respect of which they have discretionary management control amounting, in aggregate, to 2,179,398 Synergy Shares, which represents approximately 3.69% of the existing issued share capital of Synergy on the Latest Practicable Date.

A letter of intent has been received from AXA Investment Managers UK Limited to vote in favour of the Resolutions in respect of 7,131,818 Synergy Shares in respect of which they have discretionary management control which represent approximately 12.08% of the existing issued share capital of Synergy at the Latest Practicable Date.

Further details of the irrevocable undertakings and the letter of intent received, including the circumstances in which they will cease to be binding, are set out in Appendix 3 to this Announcement.

20. Financing of the Scheme

Lazard, who is advising STERIS and New STERIS in relation to the cash confirmation pursuant to Rules 2.7(d) and 24.8 of the Takeover Code, is satisfied that resources are available to STERIS and New STERIS are sufficient to satisfy in full the Cash Consideration payable under the terms of the Scheme.

In conjunction with the Scheme, STERIS obtained the STERIS Facility, a 364-day bridge credit agreement. The STERIS Facility includes a £340 million tranche and a $1.05 billion tranche. Bank of America, N.A. will serve as administrative agent and a lender, JP Morgan Chase Bank, N.A. will serve as syndication agent and a lender, and KeyBank, N.A. will serve as documentation agent and a lender. The STERIS Facility may be utilized to the extent necessary to satisfy the Cash Consideration, to repay outstanding debt of Synergy, to pay fees and expenses of the transaction, and to replace funds available under STERIS’s existing facilities.

Under the terms of the STERIS Facility, New STERIS and US Solar Parent Co, the borrower under the STERIS Facility, have agreed that they will not, without the consent of the administrative agent:

(a)	amend or waive any term of the Scheme Document in a manner materially adverse to the interests of the lenders from those in the announcement, save for any amendment or waiver required by the Panel, the Takeover Code, a court or any other applicable law, regulation or regulatory body;

(b)

should the Offer be implemented by way of a Contractual Offer, amend or waive the acceptance condition (as determined under the terms of that Offer at the relevant time) to permit the Contractual Offer to become unconditional as to acceptances until New STERIS has (directly or indirectly) acquired or agreed to acquire or received acceptances which, when aggregated with any shares owned by New STERIS (directly or indirectly) to which the Contractual Offer relates represent not less than 90% of the issued share capital of Synergy (excluding treasury shares).

21. Overseas Shareholders

The availability of New STERIS Shares under the terms of the Scheme to persons not resident in the United Kingdom may be affected by the laws and regulations of the relevant jurisdiction. Such persons should inform themselves about and observe any applicable requirements. Further details in relation to Overseas Shareholders will be contained in the Scheme Document.

22. Offer-related arrangements and documents available on website

22.1 Confidentiality Agreement

STERIS and Synergy entered into a mutual confidentiality and standstill agreement on 9 September 2014 pursuant to which STERIS and Synergy have undertaken to each other to keep confidential certain information relating to each other and not to disclose it to third parties (other than to permitted recipients) unless required by law or regulation.

22.2 Documents Available on Website

Copies of the following documents will be made available on STERIS’s website at www.steris.com/synergy until the end of the Offer Period:

•	documents relating to the financing of the Scheme referred to in paragraph 20 above;

•	the irrevocable undertakings and letter of intent referred to in paragraph 19 above;

•	the confidentiality agreement referred to above;

•	the U.S. Merger Agreement; and

•	consent letters from Ernst & Young and Lazard.

Copies of the following documents will be made available on Synergy’s website at www.synergyhealthplc.com until the end of the Offer Period:

•	the irrevocable undertakings and letter of intent referred to in paragraph 19 above;

•	the confidentiality agreement referred to above; and

•	a consent letter from Investec.

23. Publication on Website and Availability of Hard Copies

A copy of this Announcement will be made available, subject to certain restrictions relating to persons resident in Restricted Jurisdictions, on STERIS’s website at www.steris.com/synergy and Synergy’s website at www.synergyhealthplc.com by no later than 12 noon (London time) on the day following this Announcement. For the avoidance of doubt, the contents of those websites are not incorporated and do not form part of this Announcement.

If this Announcement is sent to you in electronic form or you have been sent a website notification, you may request a hard copy of this Announcement by contacting the Company Secretary of Synergy during business hours on +44 1793 891 851 or by submitting a request in writing to the Company Secretary of Synergy at Synergy Health plc, Ground Floor Stella, Windmill Hill Business Park, Whitehall Way, Swindon SN5 6NX.

Except as required under the Takeover Code, hard copies of this Announcement will not be sent to any further persons unless so requested. You may also request that all future documents, announcements and information to be sent to you in relation to the Combination should be in hard copy form.

24. General

STERIS reserves the right, at its sole discretion and subject (if required) to the consent of the Panel, to seek to implement the Offer by way of a Contractual Offer for the entire issued and to be issued share capital of Synergy, and to make appropriate amendments to the terms of the Scheme arising from the change from the Scheme to a Contractual Offer.

The bases and sources of certain financial information contained in this Announcement are set out in Appendix 4 to this Announcement. A summary of the irrevocable undertakings is contained in Appendix 3 to this Announcement.

Certain terms used in this Announcement are defined in Appendix 1 to this Announcement.

Enquiries

For further information contact:

STERIS

Investor Contact: Julie Winter, Director, Investor Relations	+1 440 392 7245

Media Contact: Stephen Norton, Senior Director, Corporate Communications	+1 440 392 7482

Lazard (financial adviser to STERIS and New STERIS)

Stephen Sands Nicholas Shott	+44 20 7187 2000

Al Garner Andrew Dickinson	+1 212 632 6000 +1 415 623 5000

Synergy

Dr. Richard Steeves, Group Chief Executive Gavin Hill, Finance Director	+44 1793 891 851

Investec (financial adviser and corporate broker to Synergy)

Patrick Robb Gary Clarence Daniel Adams	+44 20 7597 5970

Lazard & Co., Limited, which is authorised and regulated in the United Kingdom by the Financial Conduct Authority, is acting exclusively as financial adviser to STERIS and New STERIS and no one else in connection with the Combination and will not be responsible to anyone other than STERIS and New STERIS for providing the protections afforded to clients of Lazard & Co., Limited nor for providing advice in relation to the Combination or any other matters referred to in this Announcement. Neither Lazard & Co., Limited nor any of its affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Lazard & Co., Limited in connection with this Announcement, any statement contained herein, the Combination or otherwise.

Investec Bank plc, which is authorised in the United Kingdom by the Prudential Regulation Authority and regulated in the United Kingdom by the Financial Conduct Authority and the Prudential Regulation Authority, is acting exclusively as financial adviser to Synergy and no-one else in connection with the subject matter of this Announcement and will not be responsible to anyone other than Synergy for providing the protections afforded to its clients or for providing advice in connection with the subject matter of this Announcement.

IMPORTANT NOTES

This Announcement is not intended to and does not constitute, or form part of, any offer or invitation to sell or purchase any securities or the solicitation of any offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any security pursuant to the Scheme or otherwise. The Scheme will be effected solely through the Scheme Document which will contain the full terms and conditions of the Scheme. Any decision in respect of, or other response to, the Scheme or the Combination should be made only on the basis of the information contained in such document.

The release, publication or distribution of this Announcement in jurisdictions other than the United Kingdom may be restricted by law and/or regulation and therefore any persons who are subject to the laws and regulations of any jurisdiction other than the United Kingdom should inform themselves about, and observe, any applicable requirements. Any failure to comply with the applicable requirements may constitute a violation of the laws and/or regulations of any such jurisdiction. To the fullest extent permitted by applicable law, the companies and persons involved in the Scheme disclaim any responsibility and liability for the violation of such restrictions by any person.

The availability of the Scheme to persons who are not resident in the United Kingdom may be restricted by the laws and/or regulations of the relevant jurisdictions in which they are located. The Scheme will not be made available, directly or indirectly, in, into or from any jurisdiction where to do so would violate the laws in that jurisdiction. Any persons who are subject to the laws and regulations of any jurisdiction other than the United Kingdom should inform themselves about, and observe, any applicable requirements. Any failure to comply with the applicable requirements may constitute a violation of the laws and/or regulations of any such jurisdiction. Further details in relation to overseas shareholders will be contained in the Scheme Document.

This Announcement has been prepared for the purpose of complying with English law and the Takeover Code and the information disclosed may not be the same as that which would have been disclosed if this Announcement had been prepared in accordance with the laws of jurisdictions outside of England.

Publication on Website

Pursuant to Rule 26.1 of the Takeover Code, a copy of this Announcement and other documents in connection with the Scheme will, subject to certain restrictions, be available for inspection on STERIS’s website at www.steris.com/synergy and Synergy’s website at www.synergyhealthplc.com no later than 12 noon (London time) on the day following this Announcement. The contents of the websites referred to in this Announcement are not incorporated into, and do not form part of, this Announcement.

Rule 2.10 Disclosures

In accordance with Rule 2.10 of the Takeover Code, as at close of business on 10 October 2014 (being the last business day before the date of this Announcement, there are 59,024,389 Synergy Shares in issue and admitted to trading on the main market of the London Stock Exchange). There are no Synergy Shares held in treasury. The ISIN Number for the Synergy Shares is GB0030757263.

In accordance with Rule 2.10 of the Takeover Code, as at close of business on 10 October 2014 (being the last business day before the date of this Announcement, there are 59,412,728 STERIS Shares issued and outstanding and admitted to trading on the NYSE). The ISIN Number for the STERIS ordinary shares is US8591521005.

Notes Concerning Information Available in the U.S.

This document is provided for informational purposes only and does not constitute an offer to sell, or an invitation to subscribe for, purchase or exchange, any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law.

It is expected that the New STERIS Shares to be issued by New STERIS to Synergy Shareholders under the Scheme will be issued in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended, provided by Section 3(a)(10) thereof.

In connection with the issuance of New STERIS Shares to STERIS Stockholders pursuant to the STERIS Merger that forms a part of the Combination, New STERIS will file with the SEC a registration statement on Form S-4 that will contain a prospectus of New STERIS as well as a proxy statement relating to the STERIS Merger that forms a part of the Combination, which we refer to together as the Form S-4/Proxy Statement.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FORM S-4/PROXY STATEMENT, AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE COMBINATION CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. Those documents, if and when filed, as well as STERIS’s and New STERIS’s other public filings with the SEC may be obtained without charge at the SEC’s website at www.sec.gov or at STERIS’s website at www.steris-ir.com. Security holders and other interested parties will also be able to obtain, without charge, a copy of the Form S-4/Proxy Statement and other relevant documents (when available) by directing a request by email or telephone to Investor Relations, STERIS Corporation at Julie_Winter@steris.com or +1 440 392 7245. Security holders may also read and copy any reports, statements and other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.

STERIS, its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the transactions contemplated by the Proxy Statement. Information about the directors and executive officers of STERIS is set forth in its Annual Report on Form 10-K for the year ended 31 March, 2014, which was filed with the SEC on 29 May, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on 9 June, 2014. Other information regarding potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Form S-4/Proxy Statement when it is filed.

Synergy and New STERIS are each organised under the laws of England. Some of the officers and directors of Synergy and New STERIS may be residents of countries other than the United States. As a result, it may not be possible to sue Synergy, New STERIS or such persons in a non-US court for violations of US securities laws. It may be difficult to compel Synergy, New STERIS and their respective affiliates to subject themselves to the jurisdiction and judgment of a US court or for investors to enforce against them the judgments of US courts.

Notes Regarding New STERIS Shares

The New STERIS Shares to be issued pursuant to the Combination have not been and will not be registered under the relevant securities laws of Japan and the relevant clearances have not been, and will not be, obtained from the securities commission of any province of Canada. No prospectus in relation to the New STERIS Shares has been, or will be, lodged with, or registered by, the Australian Securities and Investments Commission. Accordingly, the New STERIS Shares are not being, and may not be, offered, sold, resold, delivered or distributed, directly or indirectly in or into Australia, Canada or Japan or any other jurisdiction if to do so would constitute a violation of relevant laws of, or require registration thereof in, such jurisdiction (except pursuant to an exemption, if available, from any applicable registration requirements or otherwise in compliance with all applicable laws).

Cautionary Note Regarding Forward-Looking Statements

This Announcement may contain statements concerning certain trends, expectations, forecasts, estimates, or other forward-looking information affecting or relating to Synergy or STERIS or New STERIS or their respective industry, products or activities that are intended to qualify for the protections afforded “forward-looking statements” under the Private Securities Litigation Reform Act of 1995 and other laws and regulations. Forward-looking statements speak only as to the date of this Announcement and may be identified by the use of forward-looking terms such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “targets,” “forecasts,” “outlook,” “impact,” “potential,” “confidence,” “improve,” “optimistic,” “deliver,” “comfortable,” “trend”, and “seeks,” or the negative of such terms or other variations on such terms or comparable terminology. Many important factors could cause actual results to differ materially from those in the forward-looking statements including, without limitation, disruption of production or supplies, changes in market conditions, political events, pending or future claims or litigation, competitive factors, technology advances, actions of regulatory agencies, and changes in laws, government regulations, labeling or product approvals or the application or interpretation thereof. Other risk factors are described herein and in STERIS and Synergy’s other securities filings, including Item 1A of STERIS’s Annual Report on Form 10-K for the year ended March 31, 2014 dated May 29, 2014 and in Synergy’s annual report and accounts for the year ended 30 March 2014 (section headed “principal risks and uncertainties”). Many of these important factors are outside of STERIS’s or New STERIS’s or Synergy’s control. No assurances can be provided as to any result or the timing of any outcome regarding matters described herein or otherwise with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results. References to products and the consent decree are summaries only and should not be considered the specific terms of the decree or product clearance or literature. Unless legally required, neither STERIS, nor New STERIS nor Synergy undertake to update or revise any forward-looking statements even if events make clear that any projected results, express or implied, will not be realized. Other potential risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements include, without limitation, (a) the receipt of approval of both STERIS’s shareholders and Synergy’s shareholders, (b) the regulatory approvals required for the transaction not being obtained on the terms expected or on the anticipated schedule, (c) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the Combination, (d) the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in connection with the transaction within the expected time-frames or at all and to successfully integrate Synergy’s operations into those of STERIS, (e) the integration of Synergy’s operations into those of STERIS being more difficult, time-consuming or costly than expected, (f) operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) being greater than expected following the transaction, (g) the retention of certain key employees of Synergy being difficult, (h) changes in tax laws or interpretations that could increase consolidated tax liabilities, including if the transaction is consummated, changes in tax laws that would result in New STERIS being treated as a domestic corporation for United States federal tax purposes, (i) the potential for increased pressure on pricing or costs that leads to erosion of profit margins, (j) the possibility that market demand will not develop for new technologies, products or applications or services, or business initiatives will take longer, cost more or produce lower benefits than anticipated, (k) the possibility that application of or compliance with laws, court rulings, certifications, regulations, regulatory actions, including without limitation those relating to FDA warning notices or letters, government investigations, the outcome of any pending FDA requests, inspections or submissions, or other requirements or standards may delay, limit or prevent new product introductions, affect the production and marketing of existing products or services or otherwise affect Company performance, results, prospects or value, (l) the potential of international unrest, economic downturn or effects of currencies, tax assessments, adjustments or anticipated rates, raw material costs or availability, benefit or retirement plan costs, or other regulatory compliance costs, (m) the possibility of reduced demand, or reductions in the rate of growth in demand, for products and services, (n) the possibility that anticipated growth, cost savings, new product acceptance, performance or approvals, or other results may not be achieved, or that transition, labor, competition, timing, execution, regulatory, governmental, or other issues or risks associated with STERIS and Synergy’s businesses, industry or initiatives including, without limitation, the consent decree or those matters described in STERIS’s Form 10-K for the year ended March 31, 2014 and other securities filings, may adversely impact performance, results, prospects or value, (o) the possibility that anticipated financial results or benefits of recent acquisitions, or of STERIS’s restructuring efforts will not be realized or will be other than anticipated, (p) the effects of the contractions in credit availability, as well as the ability of STERIS and Synergy’s customers and suppliers to adequately access the credit markets when needed, and (q) those risks described in STERIS’s Annual Report on Form 10-K for the year ended March 31, 2014, and other securities filings and in Synergy’s annual report and accounts for the year ended 30 March 2014 (section headed “principal risks and uncertainties”).

No Profit Forecast

No statement in this Announcement is intended as a profit forecast or a profit estimate and no statement in this Announcement should be interpreted to mean that earnings per Synergy Share or STERIS Share for the current or future financial years would necessarily match or exceed the historical published earnings per Synergy Share or STERIS Share.

Quantified Financial Benefits

No statement in the Quantified Financial Benefits Statements, or this Announcement generally, should be construed as a profit forecast or interpreted to mean that the Combined Group’s earnings in the first full year following the Combination, or in any subsequent period, would necessarily match or be greater than or be less than those of STERIS and/or Synergy for the relevant preceding financial period or any other period.

Information relating to shareholders of Synergy

Please be aware that addresses, electronic addresses and certain other information provided by shareholders of Synergy, persons with information rights and other relevant persons for the receipt of communications from Synergy may be provided to New STERIS during the Offer Period as required under Section 4 of Appendix 4 of the Takeover Code.

Dealing Disclosure Requirements

Under Rule 8.3(a) of the Takeover Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any paper offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash and including STERIS in this instance) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any paper offeror is first identified.

An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any paper offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any paper offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a paper offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Takeover Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any paper offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any paper offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any paper offeror, save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a paper offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel’s website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. If you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure, you should contact the Panel’s Market Surveillance Unit on +44 (0)20 7638 0129.

Appendix 1

DEFINITIONS

In this Announcement the following words and expressions have the following meanings unless the context requires otherwise:

“Announcement”	this announcement

“Announcement Date”	the date of the Announcement

“Business Day”	a day, other than a Saturday, Sunday or public holiday, on which banks are open for non-automated business in the City of London

“Capital Reduction”	the reduction and any reorganisation of Synergy’s share capital provided for as part of the Scheme

“Cash Consideration”	the entitlement for Synergy Shareholders under the terms of the Scheme to receive 439 pence in cash in part consideration for each Synergy Share

“CMA”	the UK Competition and Markets Authority

“CMA Phase 2 Reference”	a reference, pursuant to sections 22 or 33 of the Enterprise Act 2002, of the Merger or any part of it to the Chair of the Competition and Markets Authority for the constitution of a group under Schedule 4 to the Enterprise and Regulatory Reform Act 2013

“Companies Act”	the UK Companies Act 2006, as amended

“Combination”	the proposed transaction pursuant to which New STERIS will become the ultimate parent company of Synergy pursuant to the Offer and of STERIS pursuant to the STERIS Merger

“Combined Group”	New STERIS as enlarged by the merger with STERIS and the acquisition of Synergy, subject to the STERIS Merger and the Scheme respectively becoming effective
“Conditions”	the conditions to the implementation of the Scheme, as set out in Appendix 2 to this Announcement and to be set out in the Scheme Document

“Contractual Offer”	a takeover offer as defined in section 974 of the Companies Act

“Court”	the High Court of Justice in England and Wales

“Court Meeting”	the meeting of Scheme Shareholders to be convened by order of the Court under section 896 of the Companies Act for the purposes of considering and, if thought fit, approving the Scheme (with or without amendment), and any adjournment thereof

“CREST”	the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by Euroclear

“Dealing Disclosure”	has the same meaning as in Rule 8 of the Takeover Code

“Disclosed”	information which has been fairly disclosed by Synergy: (i) in any of the documents, papers or written information made available to STERIS in the data room maintained by Merrill Corporation by 5.00pm London time on the last Business Day immediately preceding the Announcement Date; (ii) in Synergy’s most recent published annual and/or half yearly report and accounts; or (iii) in a public announcement made by Synergy via a Regulatory Information Service prior to 5.00pm London time on the last Business Day immediately preceding the Announcement Date

“Effective Date”	the date on which the Scheme becomes effective in accordance with its terms

“Enterprise Act 2002”	the Enterprise Act 2002 as amended from time to time

“Euroclear”	Euroclear UK and Ireland Limited

“EU Merger Regulation”	Council Regulation EC 139/2004 of 20 January 2004 on the control of concentrations between undertakings

“FCA”	the UK Financial Conduct Authority acting in its capacity as the competent authority for the purposes of Part VI of the UK Financial Services and Markets Act 2000

“Forms of Proxy”	the forms of proxy for use by Synergy Shareholders in connection with the Court Meeting and the General Meeting

“General Meeting”	the meeting of Synergy Shareholders to be convened for the purposes of considering and, if thought fit, approving the special resolution required to approve the Capital Reduction and certain other matters ancillary to the Scheme and its implementation, and any adjournment thereof

“HSR Act”	the U.S. Hart Scott Rodino Antitrust Improvements Act of 1976

“Investec”	Investec Bank plc
“Latest Practicable Date”	10 October 2014, being the latest practicable date prior to the release of this Announcement

“Law”	any national, federal, state, local, regional foreign or supranational law, including statute, ordinance, rule, regulation, secondary legislation, common law, civil and criminal law, judgment, order, injunction, decree, requirement, notice, license or permit of any Relevant Authority;

“Lazard”	Lazard & Co., Limited

“London Stock Exchange”	London Stock Exchange plc

“New STERIS”	Solar New HoldCo Limited, a company formed and incorporated for the purposes of the Combination and as the ultimate holding company of the Combined Group

“New STERIS Share”	an ordinary share of £0.01 in New STERIS

“New STERIS Shareholders”	the holders of ordinary shares in New STERIS

“NYSE”	the New York Stock Exchange

“Offer”	the proposed offer by New STERIS for the entire issued and to be issued ordinary share capital of Synergy, to be implemented by means of the Scheme (or if STERIS so elects, by means of a Contractual Offer) on the terms and subject to the Conditions set out in this Announcement and, where the context admits, any subsequent revision, variation, extension or renewal thereof

“Offer Period”	the offer period (as defined in the Takeover Code) relating to Synergy, which commenced on 13 October, 2014

“Official List”	the Official List maintained by the UKLA

“Opening Position Disclosure”	has the same meaning as in Rule 8 of the Takeover Code

“Overseas Shareholders”	Synergy Shareholders (or nominees, or custodians or trustees of Synergy Shareholders) who are resident in, or nationals or citizens of jurisdictions outside the UK or who are citizens or residents of countries other than the UK

“Panel”	the Panel on Takeovers and Mergers

“Quantified Financial Benefits Statement”	the statements set out in paragraph 6 and Appendix 5 of this Announcement

“Reduction Court Order”	the order of the Court, to be granted at the Reduction Court Hearing, confirming the Capital Reduction

“Reduction Court Hearing”	the hearing by the Court (including any adjournment thereof) of the application to confirm the Capital Reduction

“Reduction Record Time”	the time and date specified in the Scheme Document by reference to which the Scheme will be binding on holders of Scheme Shares at such time
“Relevant Authority”	any government or governmental, quasi-governmental, supranational, statutory, administrative or regulatory body, authority, court, trade agency, association, institution, environmental body and bodies responsible for the review and/or approval of mergers, acquisitions, concentrations, joint ventures, or any other similar matter

“Resolutions”	the resolutions to be proposed at the Court Meeting and the General Meeting to be set out in the Notice of Court Meeting and Notice of General Meeting and contained in the Scheme Document

“Restricted Jurisdiction”	any jurisdiction where the extension or availability of the Offer would breach any applicable law

“RFID”	radio frequency identification

“Scheme”	the proposed scheme of arrangement under Part 26 of the Companies Act between Synergy and Scheme Shareholders in connection with the Offer, with or subject to any modification, addition or condition approved or imposed by the Court and agreed by Synergy and STERIS

“Scheme Court Hearing”	the hearing by the Court (including any adjournment thereof) of the petition to sanction the Scheme

“Scheme Court Order”	the order of the Court sanctioning the Scheme under Part 26 of the Companies Act

“Scheme Document”	the document to be sent to Synergy Shareholders, containing, amongst other things, the Scheme and the notices convening the Court Meeting and the General Meeting

“Scheme Shareholders”	the holders of Scheme Shares

“Scheme Shares”

the Synergy Shares:

(a)    in issue at the date of the Scheme Document;

(b)    (if any) issued after the date of the Scheme Document but before the Voting Record Time; and

(c)    (if any) issued at or after the Voting Record Time but at or before the Reduction Record Time on terms that the holder thereof shall be bound by the Scheme or in respect of which the original or any subsequent holders thereof are, or have agreed in writing to be, bound by the Scheme and, in each case, which remain in issue at the Reduction Record Time, in each case other than any Synergy Shares legally or beneficially owned by New STERIS or any member of the STERIS Group

“Securities Act”	the U.S. Securities Act of 1933, as amended

“Solar US Parent Co”	Solar US Parent Co, a wholly owned subsidiary of New STERIS
“STERIS Board”	the board of directors of STERIS

“STERIS Facility”	the bridge credit facility dated 13 October 2014 being made available by Bank of America Merrill Lynch as administrative agent to Solar US Parent Co

“STERIS Group”	STERIS and each of its subsidiaries

“STERIS Merger”	the merger of U.S. Merger Sub with and into STERIS

“STERIS Merger Effective Date”	the date on which the STERIS Merger becomes effective in accordance with its terms

“STERIS Stockholders”	the holders of ordinary stock in STERIS

“Synergy Board”	the board of Synergy Directors

“Synergy Directors”	the directors of Synergy

“Synergy Group”	Synergy and each of its subsidiaries

“Synergy Share”	an ordinary share of 0.625p in Synergy

“Synergy Share Schemes”	the Synergy Healthcare Long Term Incentive Plan, the Synergy Health plc Save As You Earn Scheme, the Isotron plc 2004 Performance Share Plan and the Synergy Healthcare plc Executive Share Option Scheme

“Synergy Shareholders”	the holders of ordinary shares in Synergy

“Takeover Code”	the City Code on Takeovers and Mergers

“UK” or “United Kingdom”	the United Kingdom of Great Britain and Northern Ireland

“UKLA”	the UK Listing Authority, being the FCA

“U.S.” or “United States”	the United States of America

“U.S. Merger Agreement”	the agreement dated 13 October 2014 between (amongst others) U.S. Merger Sub, New STERIS and STERIS pursuant to which U.S. Merger Sub shall merge with and into STERIS

“U.S. Merger Sub”	Solar US Merger Sub Inc., an indirect wholly owned subsidiary of New STERIS

“Voting Record Time”	the date and time specified in the Scheme Document by reference to which entitlement to vote at the Court Meeting and the General Meeting will be determined

“Wider STERIS Group”	STERIS and its associated undertakings and any other body corporate, partnership, joint venture or person in which STERIS and all such undertakings (aggregating their interests) have a direct or indirect interest of 20% or more of the total voting rights, which in the case of a person or entity with equity share capital, means 20% or more of the total voting rights conferred by the equity share capital (as defined in section 548 of the Companies Act) of such undertaking
“Wider New STERIS Group”	New STERIS and its associated undertakings and any other body corporate, partnership, joint venture or person in which New STERIS and all such undertakings (aggregating their interests) have a direct or indirect interest of 20% or more of the total voting rights, which in the case of a person or entity with equity share capital, means 20% or more of the total voting rights conferred by the equity share capital (as defined in section 548 of the Companies Act) of such undertaking, including after the Combination the Wider STERIS Group and the Wider Synergy Group

“Wider Synergy Group”	Synergy and its associated undertakings and any other body corporate, partnership, joint venture or person in which Synergy and all such undertakings (aggregating their interests) have a direct or indirect interest of 20% or more of the total voting rights, which in the case of a person or entity with equity share capital, means 20% or more of the total voting rights conferred by the equity share capital (as defined in section 548 of the Companies Act) of such undertaking

For the purposes of this Announcement, “subsidiary”, “subsidiary undertaking”, “associated undertaking” and “undertaking” have the meanings given to such terms in the Companies Act.

Appendix 2

CONDITIONS AND CERTAIN FURTHER TERMS OF THE OFFER

Conditions of the Offer

1.	The Offer will be conditional upon the Scheme, subject to the Takeover Code, becoming unconditional and becoming effective by no later than 13 April 2015 or such later date (if any) as STERIS and Synergy may, with the consent of the Panel (if required), agree and (if required) the Court may approve.

2.	The Scheme will be subject to the following Conditions:

(a)	its approval at the Court Meeting and at any separate class meeting which may be required (or any adjournment thereof) by a majority in number representing 75% or more in value of Scheme Shareholders who are on the register of members of Synergy at the Voting Record Time and who are present and voting, either in person or by proxy;

(b)	the Court Meeting being held on or before the 22nd day after the expected date of the Court Meeting to be set out in the Scheme Document (or such later date as may be agreed by STERIS and Synergy);

(c)	the special resolution required to approve amendments to the articles of association of Synergy in connection with and to facilitate the Scheme and the Capital Reduction, as set out in the notice of General Meeting being duly passed at the General Meeting (or any adjournment thereof) by Synergy Shareholders representing at least 75% of Synergy Shareholders who are on the register of members of Synergy at the Voting Record Time and who are present and voting, either in person or by proxy;

(d)	the General Meeting being held on or before the 22nd day after the expected date of the General Meeting to be set out in the Scheme Document (or such later date as may be agreed by STERIS and Synergy);

(e)	(x) the sanction of the Scheme and (y) the confirmation of the Capital Reduction by the Court (in each case without modification or with such modification as is agreed by STERIS and Synergy) and:

(i)	the delivery for registration of office copies of each of the Scheme Court Order and the Reduction Court Order (with the statement of capital attached thereto) to the Registrar of Companies in England and Wales; and

(ii)	if so ordered by the Court in order to take effect, the registration of the Reduction Court Order and such statement of capital by the Registrar of Companies in England and Wales;

(f)	the Scheme Court Hearing being held on or before the 22nd day after the expected date of the Scheme Court Hearing to be set out in the Scheme Document (or such later date as may be agreed by STERIS and Synergy); and

(g)	the Reduction Court Hearing being held on or before the 22nd day after the expected date of the Reduction Court Hearing to be set out in the Scheme Document (or such later date as may be agreed by STERIS and Synergy).

3.	In addition, Synergy and STERIS have agreed that the Scheme will be conditional on the following matters and accordingly, the necessary actions to make the Scheme effective shall not be taken unless the following Conditions have been satisfied or waived:

Joint Proxy Statement and Prospectus

(a)	the Form S-4 having become effective under the Securities Act and not having been the subject of any stop order suspending its effectiveness, and no proceedings seeking any such stop order having been initiated or threatened by the SEC;

Consummation of the STERIS Merger

(b)	(i) the U.S. Merger Agreement being duly approved by the affirmative vote of the holders of a majority of the outstanding STERIS Shares entitled to vote on such matter at a STERIS Stockholders’ meeting duly called and held for such purpose in accordance with applicable law and the articles of incorporation and regulations of STERIS and (ii) all of the conditions to the STERIS Merger having been satisfied such that, if the Scheme becomes effective, the STERIS Merger will become effective in accordance with its terms substantially concurrently with, or promptly after, the Scheme becomes effective;

Admission of the New STERIS Shares

(c)	all of the New STERIS Shares issuable pursuant to the Scheme and the STERIS Merger having been approved for listing on the NYSE, subject to official notice of issuance;

Merger Control

(d)

(i)	all notifications and filings under the HSR Act, as amended, and the regulations promulgated thereunder, shall have been made in connection with the Combination or any aspect of the Combination and all applicable waiting periods (including any extensions thereof) shall have expired or been terminated;

(ii)	the CMA issuing a decision, in terms satisfactory to STERIS, that it is not making a CMA Phase 2 Reference in respect of the Combination or any matter arising from it;

(iii)	in the event that the European Commission decides to examine the Combination or any matter arising from it pursuant to Article 22(3) of the EU Merger Regulation, the European Commission having declared it compatible with the internal market pursuant to Article 6(1)(b) of the EU Merger Regulation on terms satisfactory to STERIS;

Any Other Mandatory or Appropriate Merger Control Filings

(e)	any other mandatory or previously agreed merger control filings and notifications required to implement the Scheme having been made, all applicable waiting periods (including any extensions thereof) under any applicable legislation or regulations of any jurisdiction having expired, lapsed or been terminated, in each case in respect of the Combination and the acquisition of any Synergy Shares, or of control of Synergy, by New STERIS, and all authorisations, orders, recognitions, grants, consents, licences, confirmations, clearances, permissions necessary or appropriate in any jurisdiction for, or in respect of, the Combination having been obtained in terms reasonably satisfactory to New STERIS from all appropriate Relevant Authorities and all such authorisations remaining in full force and effect at the time at which the Scheme becomes effective and STERIS having no knowledge of an intention or proposal to revoke, suspend or modify or not to renew any of the same and all necessary statutory or regulatory obligations in any jurisdiction having been complied with, in each case except where not material in the context of the Offer;

Absence of Injunction or Impediment

(f)	no Relevant Authority or any other person or body in any jurisdiction having decided to take, instituted, implemented or threatened any action, proceedings, suit, investigation, enquiry or reference, or made, proposed or enacted any statute, regulation, order or decision or taken any other steps, and there not continuing to be outstanding any statute, regulation, order or decision, which would or would reasonably be expected to:

(i)	make the Scheme or the STERIS Merger or any aspect of the Scheme or the STERIS Merger void, illegal or unenforceable or otherwise materially restrict, restrain, prohibit, delay or interfere with the implementation thereof, or impose material additional conditions or obligations with respect thereto, or require material amendment thereof or otherwise challenge or interfere therewith;

(ii)	require or prevent the divestiture by any member of the Wider Synergy Group or any member of the Wider STERIS Group or any member of the Wider New STERIS Group of all or a material portion of their respective businesses, assets or property or impose any material limitation on the ability of any of them to conduct their respective businesses or own any of their assets or property to an extent which is material in the context of the Wider Synergy Group taken as whole or the Wider STERIS Group taken as a whole or the Wider New STERIS Group taken as a whole, as applicable, or material in the context of the Offer;

(iii)	impose any limitation on or result in a delay in the ability of any member of the Wider Synergy Group or the Wider STERIS Group or the Wider New STERIS Group to acquire or to hold or to exercise effectively any rights of ownership of shares or loans or securities convertible into shares in any member of the Wider Synergy Group or of the Wider STERIS Group or of the Wider New STERIS Group held or owned by it or to exercise management control over any member of the Wider Synergy Group or of the Wider STERIS Group or the Wider New STERIS Group to an extent which is material in the context of the Wider Synergy Group taken as a whole or the Wider STERIS Group or the Wider New STERIS Group taken as a whole or material in the context of the Offer; or

(iv)	otherwise materially and adversely affect the assets, business, profits or prospects of any member of the Wider STERIS Group or of any member of the Wider Synergy Group or the Wider New STERIS Group,

and all applicable waiting and other time periods during which any such Relevant Authority could decide to take, institute, implement or threaten any such action, proceeding, suit, investigation, enquiry or reference having expired, lapsed or been terminated;

Certain Matters Arising as a Result of Any Arrangement, Agreement, etc.

(g)	except as Disclosed, there being no provision of any arrangement, agreement, licence, permit or other instrument to which any member of the Wider Synergy Group is a party or by or to which any such member or any of their assets is or may be bound, entitled or subject to and which, in consequence of the Offer or the acquisition or proposed acquisition of any Synergy Shares, or control of Synergy by New STERIS or otherwise, would or would reasonably be expected to, to an extent which is material in the context of the Wider Synergy Group taken as a whole or material in the context of the Offer, result in:

(i)	any monies borrowed by, or other indebtedness actual or contingent of, any such member of the Wider Synergy Group being or becoming repayable or being capable of being declared repayable immediately or prior to its or their stated maturity or the ability of any such member to borrow monies or incur any indebtedness being inhibited or becoming capable of being withdrawn;

(ii)	the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any such member or any such security (whenever arising or having arisen) being enforced or becoming enforceable;

(iii)	any such arrangement, agreement, licence or instrument being or becoming capable of being terminated or adversely modified or any action being taken of an adverse nature or any obligation or liability arising thereunder;

(iv)	any obligation to obtain or acquire any license, permission, approval, clearance, permit, notice, consent, authorisation, waiver, grant, concession, agreement, certificate, exemption, order or registration from any governmental authority or any other person;

(v)	any assets of any such member being disposed of or charged, or any right arising under which any such asset could be required to be disposed of or charged, other than in the ordinary course of business;

(vi)	the interest or business of any such member of the Wider Synergy Group in or with any firm or body or person, or any agreements or arrangements relating to such interest or business, being terminated or adversely modified or affected;

(vii)	any such member ceasing to be able to carry on business under any name under which it presently does so;

(viii)	the creation of liabilities (actual or contingent) of any such member or for which any such member may be responsible;

(ix)	the creation or acceleration of any liability to taxation or an adverse effect on the tax position of any such member or, after the Offer, the Wider New STERIS Group;

(x)	the financial or trading position of any such member being prejudiced or adversely affected,

and no event having occurred which, under any provision of any arrangement, agreement, licence or other instrument to which any member of the Wider Synergy Group is a party, or under which any of its assets may be bound or subject, could result in any of the events or circumstances as are referred to in paragraphs (i) to (iv) of condition (f);

Certain Events Occurring Since Publication of Annual Results

(h)	except as Disclosed, no member of the Wider Synergy Group having, since 30 March 2014:

(i)	issued, agreed to issue or proposed the issue of additional shares or securities of any class, or securities convertible into, or exchangeable for or rights, warrants or options to subscribe for or acquire, any such shares, securities or convertible securities (save as between Synergy and wholly-owned subsidiaries of Synergy and save for options granted, and for any Synergy Shares allotted upon exercise of options granted under and in accordance with the terms of the Synergy Share Schemes), or redeemed, purchased or reduced any part of its share capital;

(ii)	sold or transferred or agreed to sell or transfer any treasury shares (save for the issue or transfer out of treasury of shares following the exercise of any employee share options or vesting of employee share awards in the ordinary course under the Synergy Share Schemes);

(iii)	recommended, declared, paid or made or proposed to recommend, declare, pay or make any bonus, dividend or other distribution other than to Synergy or another member of the Wider Synergy Group;

(iv)	other than the Scheme and the STERIS Merger, agreed, authorised, proposed or announced its intention to propose any merger or demerger or acquisition or disposal of assets or shares which is material in the context of the Wider Synergy Group taken as a whole or material in the context of the Offer (other than in the ordinary course of trading) or to any change in its share or loan capital (or equivalent thereof) (in each case save for intra Synergy Group transactions in the ordinary course);

(v)	issued, authorised or proposed the issue of any debentures or incurred any indebtedness or contingent liability other than in the ordinary course of trading (in each case save for intra Synergy Group transactions in the ordinary course) which is material in the context of the Synergy Group taken as a whole or material in the context of the Combination;

(vi)	acquired or disposed of or transferred, mortgaged or encumbered any asset or any right, title or interest in any asset (other than in the ordinary course of trading) in a manner which is material in the context of the Wider Synergy Group taken as a whole or material in the context of the Combination;

(vii)	entered into or varied or announced its intention to enter into or vary any contract, arrangement or commitment (whether in respect of capital expenditure or otherwise) which is of a long-term or unusual nature or is outside the ordinary course of business or involves or could involve an obligation of a nature or magnitude, and in any such case which contract, arrangement, commitment or variance is material in the context of the Wider Synergy Group taken as a whole or material in the context of the Offer, including any contract, arrangement, commitment or variance that limits in any material respect the freedom of any member of the Wider Synergy Group to compete in any line of business or geographic region, or which requires any member of the Wider Synergy Group to work exclusively with any person in any business line or geographic region, or which by its terms would so limit the freedom of or restrict the Combined Group following completion of the Offer;

(viii)	entered into or proposed or announced its intention to enter into any reconstruction, amalgamation, transaction or arrangement (otherwise than in the ordinary course of business) which is material in the context of the Wider Synergy Group taken as a whole or material in the context of the Offer;

(ix)	taken any action or having had any steps taken or legal proceedings initiated or threatened against it for its winding-up or dissolution or for it to enter into any arrangement or composition for the benefit of its creditors, or for the appointment of a receiver, administrator, trustee or similar officer of it or any of its assets (or any analogous proceedings or appointment in any overseas jurisdiction) (save in respect of a member of the Synergy Group which is dormant and was solvent at the relevant time);

(x)	been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business;

(xi)	other than any retention bonuses within the scope set out in this Announcement, or as otherwise agreed with STERIS, entered into or varied or made any offer to enter into or vary the terms of any service agreement or arrangement with any of the directors or any employee of the Wider Synergy Group with an annual base salary in excess of £100,000 or who occupies a position of senior manager or higher rank;

(xii)	other than any retention bonuses within the scope set out in this Announcement, or as otherwise agreed with STERIS, proposed, agreed to provide or modified the terms of any share option scheme, incentive scheme or other benefit relating to the employment or termination of employment of any employee of the Wider Synergy Group;

(xiii)	except in relation to necessary and consequential changes made as a result of, or arising from, changes to legislation following the Announcement Date, made or agreed or consented to any change to the terms of the trust deeds and rules constituting the pension scheme(s) established for its directors, employees or their dependants or any material change to the benefits which accrue, or to the pensions which are payable, thereunder, or to the basis on which qualification for, or accrual or entitlement to, such benefits or pensions are calculated or determined or to the basis upon which the liabilities (including pensions) of such pension schemes are funded or made or agreed or consented to in each case which is material in the context of the Wider Synergy Group taken as a whole or material in the context of the Offer;

(xiv)	taken any action which results in the creation or acceleration of any material tax liability for any member of the Wider Synergy Group or a material adverse effect on the tax position of any such member or, after the Combination, any member of the Wider New STERIS Group;

(xv)	entered into, implemented or authorised the entry into, any joint venture, asset or profit sharing arrangement, partnership or merger of business or corporate entities;

(xvi)	waived, compromised or settled any claim which is material in the context of the Wider Synergy Group taken as a whole or material in the context of the Offer; or

(xvii)	entered into or made an offer (which remains open for acceptance) to enter into any agreement, arrangement or commitment or passed any resolution with respect to any of the transactions or events referred to in this paragraph (h);

No Adverse Change, Litigation, Regulatory Enquiry or Similar

(i)	since 30 March 2014, except as Disclosed or where not material in the context of the Wider Synergy Group taken as a whole or not material in the context of the Offer:

(i)	there having been no adverse change in the business, assets, financial or trading position or profits or prospects of any member of the Wider Synergy Group;

(ii)	no litigation, arbitration proceedings, prosecution or other legal proceedings having been instituted, announced or threatened by or against or remaining outstanding against any member of the Wider Synergy Group and no enquiry or investigation by or complaint or reference to any Relevant Authority against or in respect of any member of the Wider Synergy Group having been threatened, announced or instituted or remaining outstanding; and

(iii)	no contingent or other liability having arisen or been incurred which might reasonably be expected to adversely affect any member of the Wider Synergy Group;

No Discovery of Certain Matters Regarding Information, Liabilities and Environmental issues

(j)	except as Disclosed, or where not material in the context of the Wider Synergy Group taken as a whole or not material in the context of the Offer, STERIS not having discovered in relation to the Wider Synergy Group, that:

(i)	the financial, business or other information concerning the Wider Synergy Group which has been disclosed at any time by or on behalf of any member of the Wider Synergy Group publicly (by the delivery of an announcement to a Regulatory Information Service), either contains a material misrepresentation of fact or omits to state a fact necessary to make the information contained therein not materially misleading;

(ii)	any member of the Wider Synergy Group is subject to any liability, contingent or otherwise, which is not disclosed in the annual report and accounts of Synergy for the financial year ended 30 March 2014;

(iii)	any past or present member of the Wider Synergy Group has not complied with all applicable Laws of any jurisdiction (including without limitation any Law relating to environmental, anti-corruption and bribery matters) which non-compliance would be likely to give rise to any liability (whether actual or contingent) on the part of any member of the Wider Synergy Group;

(iv)	there has been a disposal, spillage, emission, discharge or leak of waste or hazardous substance or any substance reasonably likely to impair the environment or harm human health on, or from, any land or other asset now or previously owned, occupied or made use of by any past or present member of the Wider Synergy Group, or in which any such member may now or previously have had an interest, which would be reasonably likely to give rise to any liability (whether actual or contingent) on the part of any member of the Wider Synergy Group;

(v)	there is or is reasonably likely to be any obligation or liability (whether actual or contingent) to make good, repair, reinstate or clean up any property now or previously owned, occupied or made use of by any past or present member of the Wider Synergy Group or in which any such member may now or previously have had an interest under any environmental legislation or regulation or notice, circular or order of any Relevant Authority in any jurisdiction; or

(vi)	circumstances exist whereby any Relevant Authority or any person or class of persons would be reasonably likely to have any claim or claims in respect of any product or process of manufacture, or materials used therein, now or previously manufactured, sold, licensed or carried out by any past or present member of the Wider Synergy Group which claim or claims would be reasonably likely to affect adversely any member of the Wider Synergy Group.

Conditions 3(a) to (j) inclusive must be fulfilled, be determined by STERIS or New STERIS to be satisfied or (if capable of waiver) be waived by STERIS or New STERIS prior to commencement of the Scheme Court Hearing (or such later date as agreed between STERIS and Synergy and with the approval of the Panel (if required)), failing which the Scheme shall lapse.

To the extent permitted by law and subject to the requirements of the Panel, STERIS or New STERIS reserve the right to waive all or any of the Conditions (other than Conditions 1, 2 (except as set out below), 3(a), 3(b) and 3(c)) inclusive, in whole or in part.

Certain Further Terms of the Offer

1.	Subject to the requirements of the Panel, STERIS or New STERIS reserve the right to waive:

(a)	any of the Conditions set out in the above Condition 2 in respect of any requirements therein for the timing of the Court Meeting, the General Meeting, the Scheme Court Hearing to sanction the Scheme, the effectiveness of the Scheme, and the timing of the Reduction Court Hearing. If any such deadline is not met, STERIS or New STERIS will make an announcement by 8.00 a.m. on the Business Day following such deadline confirming whether it has invoked or waived the relevant Condition or agreed with Synergy to extend the deadline in relation to the relevant Condition; and

(b)	in whole or in part, all or any of the above Conditions 3 (d) to (j) (inclusive).

2.	If STERIS or New STERIS is required by the Panel to make an offer for Synergy Shares under the provisions of Rule 9 of the Takeover Code, STERIS or New STERIS may make such alterations to any of the above Conditions and terms of the Offer as are necessary to comply with the provisions of that Rule.

3.	The Combination shall lapse (unless otherwise agreed with the Panel) if:

(a)	it becomes the subject of a CMA Phase 2 Reference, or the European Commission either initiates proceedings under Article 6(1)(c) of the EU Merger Regulation in respect of the Combination or makes a referral of any part of the Combination to a competent authority of the United Kingdom under Article 9(1) of the EU Merger Regulation and there is subsequently a CMA Phase 2 Reference in respect of the Combination; or

(b)	in so far as the Combination or any matter arising from the Scheme or the Combination does not constitute a concentration with an EU dimension within the scope of the EU Merger Regulation, the European Commission decides to examine the Combination or any matter arising from it pursuant to Article 22(3) of the EU Merger Regulation and the European Commission initiates proceedings under Article 6(1)(c) of the EU Merger Regulation in respect of the Combination, in each case, before the date of the Court Meeting or the General Meeting.

4.	Neither STERIS nor New STERIS shall be under any obligation to waive (if capable of waiver), to determine to be or remain satisfied or to treat as fulfilled any of Conditions 2 (to the extent capable of waiver), 3(d) to (j) (inclusive) by a date earlier than the latest date for the fulfilment of that Condition notwithstanding that the other Conditions of the Offer may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any of such Conditions may not be capable of fulfilment.

5.	If the Combination is implemented by way of a Contractual Offer, the Synergy Shares acquired under the Offer shall be acquired fully paid and free from all liens, equities, charges, encumbrances, options, rights of preemption and any other third party rights and interests of any nature and together with all rights attaching or accruing to them, including voting rights and the right to receive and retain in full all dividends and other distributions (if any) declared, made or paid on or after the date of this announcement.

6.	If prior to the Capital Reduction, any dividend or other distribution is declared or paid by Synergy), STERIS or New STERIS reserves the right (without prejudice to any right of STERIS or New STERIS, with the consent of the Panel, to invoke Condition 3(h)(iii) above) to reduce the consideration payable under the Scheme in respect of a Synergy Share by the aggregate amount of such dividend or distribution (excluding associated tax credit).

If any such dividend or distribution is paid or made before the Capital Reduction, if STERIS or New STERIS exercises its rights described in this paragraph, any reference in this announcement to the consideration payable under the Scheme shall be deemed to be a reference to the consideration as so reduced.

To the extent that such a dividend or distribution has been declared but not paid prior to the Capital Reduction and such dividend or distribution is cancelled, then the consideration payable under the Scheme shall not be subject to change in accordance with this paragraph.

Any exercise by STERIS or New STERIS of its rights referred to in this paragraph shall be the subject of an announcement and, for the avoidance of doubt, shall not be regarded as constituting any revision or variation of the Offer.

7.	STERIS or New STERIS reserve the right to elect (subject to the consent of the Panel) to implement the acquisition of the Synergy Shares by way of a Contractual Offer as an alternative to the Scheme. In such event, the Offer will be implemented by New STERIS or STERIS and/or a wholly-owned subsidiary of STERIS on substantially the same terms as those which would apply to the Scheme subject to appropriate amendments, including (without limitation) an acceptance condition set at 90% (or such lesser percentage, being more than 50%, as STERIS may decide) of the Synergy Shares to which the offer relates.

8.	The ability of the persons not resident in the United Kingdom to participate in the Combination and/or receive New STERIS Shares may be affected by the laws of the relevant jurisdictions.

Persons who are not resident in the United Kingdom should inform themselves about and observe any applicable requirements.

9.	The Offer is not being made, directly or indirectly, in, into or from, or by use of the mails of, or by any means of instrumentality (including, but not limited to, facsimile, e-mail or other electronic transmission, telex or telephone) of interstate or foreign commerce of, or of any facility of a national, state or other securities exchange of, any jurisdiction where to do so would violate the laws of that jurisdiction.

10.	Under Rule 13.5 of the Takeover Code, New STERIS may not invoke a condition to the Scheme so as to cause the Scheme not to proceed, to lapse or to be withdrawn unless the circumstances which give rise to the right to invoke the condition are of material significance to New STERIS in the context of the Offer. The determination of whether or not such a condition can be invoked would be determined by the Panel. The conditions contained in Conditions 1,2 and 3(d)(ii) and (iii) are not subject to this provision of the Takeover Code.

11.	The New STERIS Shares to be issued under the Scheme will be issued credited as fully paid and will rank pari passu with all other New STERIS Shares, including the right to receive in full all dividends and other distributions, if any, declared, made or paid after the date hereof.

12.	Fractions of New STERIS Shares will not be allotted or issued to Synergy Shareholders pursuant to the Scheme. Fractional entitlements to New STERIS Shares will be rounded down to the nearest whole number of New STERIS Shares.

13.	The Offer is governed by the law of England and Wales and is subject to the jurisdiction of the English courts and to the Conditions and further terms set out in this Appendix 2 and to be set out in the Scheme Document. The Scheme will be subject to the applicable requirements of the Takeover Code, the Panel, the London Stock Exchange, the FCA and the UKLA.

Appendix 3

IRREVOCABLE UNDERTAKINGS AND LETTER OF INTENT

The following Synergy Directors and their connected persons have given irrevocable undertakings to vote in favour of the Scheme on the basis set out below:

Name of Director or connected person	Number of Synergy Shares in respect of which undertaking is given	Percentage of existing issued share capital of Synergy
Constance Frederique Baroudel	735	0.01
Adrian Vincent Coward	38,003	0.07
Gavin Fenton Hill	39,884	0.07
Anna Steeves	328,779	0.56
Richard Martin Steeves	219,222	0.38

Total	626,623	1.09

(a)	These irrevocable undertakings include undertakings:

(i)	to vote, or procure the vote, in favour (or to submit, or procure the submission of, Forms of Proxy voting in favour) of

•	the Scheme at the Court Meeting; and

•	the Resolution at the General Meeting; and

(ii)	if STERIS or New STERIS exercises its right to structure the Offer as a Contractual Offer, to accept, or procure the acceptance of the Contractual Offer.

(b)	These irrevocable undertakings will lapse if:

(i)	this Announcement has not been released within one business day following the date of such undertaking (or such later date as may be agreed between the parties); or

(ii)	the Scheme Document has not been posted within 28 days of this Announcement being released (or such later date as agreed by the Panel); or

(iii)	in the event the Scheme lapses or is withdrawn and at or before the time of such lapse or withdrawal, STERIS has not publicly confirmed that it intends to implement a Contractual Offer; or

(iv)	the Scheme has not become effective by 13 April 2015 (or such later date as may be agreed between the parties, with the approval of the Court and/or the Panel if required).

2.	The following Synergy Shareholder has given an irrevocable undertaking to vote in favour of the Scheme on the basis set out below:

Name of Synergy Shareholder	Number of Synergy Shares in respect of which undertaking is given	Percentage of existing issued share capital of Synergy
Kabouter Management LLC	2,179,398	3.69

(a)	This irrevocable undertaking includes undertakings:

(i)	to vote, or procure the vote, in favour (or to submit, or procure the submission of, Forms of Proxy voting in favour) of

•	the Scheme at the Court Meeting; and

•	the Resolution at the General Meeting; and

(ii)	if STERIS or New STERIS exercises its right to structure the Offer as a Contractual Offer, to accept, or procure the acceptance of the Contractual Offer.

(c)	This irrevocable undertaking will lapse if an announcement is made in accordance with Rule 2.7 of the Takeover Code of a competing offer in respect of the Synergy Shares and such competing offer represents a value per Synergy Share at the date and time in London of such announcement of not less than 110% of the value attributed to each Synergy Share by the Scheme or any Contractual Offer by STERIS.

3.	The following Synergy Shareholder has given a letter of intent to vote in favour of the Scheme on the basis set out below:

Name of Synergy Shareholder	Number of Synergy Shares in respect of which undertaking is given	Percentage of existing issued share capital of Synergy
AXA Investment Managers UK Limited	7,131,818	12.08

(a)	This letter includes the intention:

(i)	to vote in favour of

•	the Scheme at the Court Meeting; and

•	the Resolution at the General Meeting; and

(ii)	if STERIS or New STERIS exercises its right to structure the Offer as a Contractual Offer, to accept the Contractual Offer.

(b)	This letter will lapse if:

(i)	this Announcement is not made by 17 October 2014; or

(ii)	in the event the Scheme lapses or is withdrawn.

Appendix 4

BASES AND SOURCES OF INFORMATION

1.	The value of the Offer is calculated by reference to the closing price of £14.00 per Synergy Share on the Latest Practicable Date and on the basis of the current undiluted number of Synergy Shares in issue referred to in paragraph 4 below and the exchange rate referred to in paragraph 3 below.

2.	References to percentages of Synergy Shares (before completion of the Offer) are based upon the current undiluted number of Synergy Shares in issue referred to in paragraph 3 below. The fully diluted share capital of Synergy is 60,450,300 Synergy Shares.

3.	As at the close of business on the Latest Practicable Date, Synergy had in issue 59,024,389 Synergy Shares (being its undiluted share capital). This does not include any shares issuable pursuant to any options, warrants or other convertible securities in Synergy and assumes no further issue of Synergy Shares prior to completion of the Offer.

4.	Volume weighted average closing prices are the sum of the product of the daily closing share price (derived from Facset function: FG_PRICE) and the daily volume of shares traded (derived from Facset function: P_VOLUME), divided by the sum of the shares traded over the period.

5.	All closing prices for Synergy Shares are derived from FactSet (function: FG_PRICE). The International Securities Identification Number for Synergy Shares is GB0030757263.

6.	All closing prices for STERIS Shares are derived from FactSet (function: FG_PRICE). The International Securities Identification Number for STERIS Shares is US8591521005.

7.	An exchange rate of $1.61:£1 has been used, being the $/£ exchange rate as at close of business in London on the Latest Practicable Date, sourced from FactSet (function: P_EXCH_RATE(GBP,USD)).

8.	References to Synergy revenues are taken from Synergy’s unaudited trading statement for the period ended 28 September 2014 published on 13 October 2014.

Appendix 5

SYNERGIES

The announcement states that:

“The Board of STERIS believes that the Combination will result in compelling financial benefits to the Combined Group, including total annual pre-tax cost savings of $30 million or more, which will be phased in 50% in fiscal year 2016 and 100% thereafter. These benefits will be primarily derived from optimising global back-office infrastructure, leveraging best-demonstrated practices across plants, in-sourcing consumables, and eliminating redundant public company costs.”

In identifying these cost savings, the directors of STERIS have formulated the following bases of belief:

•	Corporate & back-office ($25m): merger benefits due to integration of support and back-office functions. Other areas of merger benefits include in-sourcing of the internal audit function and consolidation of insurance and bank arrangements.

•	Isomedix ($3m): merger benefits within the Isomedix division will be generated through improved production planning/loading in the expanded plant network in the USA and by Synergy’s differentiated production technology. Benefits will also be achieved by some consolidation of personnel in the USA.

•	Healthcare ($3m): merger benefits generated from the vertical integration in this area where STERIS is a supplier of consumables needed by Synergy’s HSS division and consumable purchases will now be in-sourced within the combined entity. Benefits will also be generated by in-sourcing maintenance (which Synergy currently outsources) and by consolidating distribution routes.

The phasing of the cost savings described above assumes, for these purposes, that completion of the Combination occurred by 31 March 2015.

It is expected that the realisation of the identified synergies will require estimated one-off cash costs of $60 million, largely occurring in fiscal year 2016 and in fiscal year 2017.

Aside from the one-off cash costs referred to above, the directors of STERIS do not expect any material dis-synergies to arise in connection with the merger of STERIS and Synergy.

In considering and reviewing these merger benefits, the directors of STERIS have used a discussion with senior management, publicly available sources of information relating to Synergy and a limited amount of private information shared by Synergy, which included:

•	selected lease agreements

•	selected employee contracts

•	high level organisational structure

•	high level IT estate information

•	selected management information

The publicly available sources, which included:

•	the Synergy annual report and accounts;

•	Synergy presentations to analysts;

•	Synergy website;

•	analysts’ research;

•	other public information; and

•	STERIS’s knowledge of the industry and of Synergy.

In preparing the merger benefits statement, STERIS has used an experienced team of senior personnel from across its business. This team has a proven track record of integrating businesses, re-scaling operations, delivering cost synergies and creating improved prospects for growth. The STERIS team has used STERIS’s experience of previous synergy exercises, in particular in relation to the acquisitions of Integrated Medical Systems (USA) and US Endoscopy Group, Inc. (USA), its own market intelligence and experience and its knowledge of STERIS’s similar businesses to assess the expected savings.

Management carried out the following procedures to identify the potential quantum and phasing of merger benefits within the areas above:

•	considered the organisation structures and future operating model of the combined business with specific reference made to application of the STERIS business operating model to the combined business including centralisation of back-office processes related to Finance, IT, HR and other support management functions;

•	developed hypotheses in each merger benefit area, identified the addressable costs and the potential quantum of each synergy;

•	validated these hypotheses through internal discussions and review of publicly available information;

•	used market intelligence and management’s own experience of identifying and delivering synergies from previous transactions, in particular the recent acquisitions by STERIS of US Endoscopy in fiscal year 2012 and IMS in fiscal year 2015; the STERIS management team also has experience in managing acquisitions and cost saving initiatives in Europe (Switzerland, France, UK);

•	used STERIS’s own track record of identifying and delivering cost savings from previous operational improvement initiatives (e.g. Isomedix lean initiative at Whippany in Q4 2010).

Management identifies that Synergy and STERIS operate in similar, complementary sectors with a relatively low degree of geographical overlap of operations. STERIS (in North America) and Synergy (in Europe and North America) both operate contract sterilization businesses primarily serving the healthcare and medical device sectors, albeit with different technologies. There are expected benefits to operations to the extent capacity can be shared and optimised between facilities.

In arriving at the estimate of synergies set out in this announcement, the directors of STERIS have made the following additional assumptions:

•	there will be no significant impact on the underlying operations of either business or their ability to win business from customers;

•	there will be no material change to macroeconomic, political or legal conditions in the markets or regions in which STERIS and Synergy operate that materially impact on the implementation or costs to achieve the proposed cost savings; and

•	there will be no material change in tax legislation or tax rates in the countries in which STERIS and Synergy operate that could materially impact the ability to achieve any benefits.

The directors of STERIS consider that the expected benefits will only accrue as a direct result of Synergy being combined with STERIS and could not be achieved in this form independently of the merger.

As required by Rule 28.1(a) of the Takeover Code, Ernst & Young (“EY”) have provided a report stating that, in their opinion, the merger benefits statement, for which the directors of STERIS are solely responsible, has been properly compiled on the basis stated. In addition, Lazard has provided a report for the purposes of Rule 28.1(a) of the Code stating that, in its opinion and subject to the terms of such report, the merger benefits statement, for which the directors of STERIS are solely responsible, has been prepared with due care and consideration.

Copies of EY’s and Lazard’s reports are set out below. Each of EY and Lazard, has given and has not withdrawn its consent to the publication of its report in the form and context in which it is included.

Notes:

1.	The statements of estimated cost savings and synergies relate to future actions and circumstances which, by their nature, involve risks, uncertainties and contingencies. As a result, the cost savings and synergies referred to may not be achieved, or may be achieved later or sooner than estimated, or those achieved could be materially different from those estimated.

2.	Due to the scale of the enlarged group, there may be additional changes to the enlarged group’s operations. As a result, and given the fact that the changes relate to the future, the resulting cost savings may be different than those estimated.

3.	No statement should be construed as a profit forecast or interpreted to mean that the combined group’s earnings in the first full year following a merger, or in any subsequent period, would necessarily match or be greater than or be less than those of STERIS and/or Synergy for the relevant preceding financial period or any other period.

Appendix 6

ANTICIPATED CONSTITUTIONAL PROVISIONS

Provision	Proposal	Synergy’s current regime
Section 551 Authority and Disapplication of Section 561	Standing authorisation for five years for board to allot a specified number of shares. Preemption rights are disapplied accordingly.	Authority to allot shares and corresponding disapplication of preemption rights customarily sought annually from the shareholders.

Additional Circumstances where Board may Allot Shares

Power for board to allot shares including without limitation, where New STERIS does not require capital, where, in the opinion of the board, acting in good faith, it is necessary to do so to prevent, in the context of an acquisition or potential acquisition of 20 per cent or more of the issued voting shares:

(a)    the use of abusive tactics by any person in connection with such acquisition;

(b)    unequal treatment of shareholders;

(c)    an acquisition at a price which would undervalue New STERIS;

(d)    harm to the prospects of the success of New STERIS for the benefit of its members as a whole; and/or

(e)    serious economic harm to the prospects of New STERIS,

or where to do so is otherwise necessary to safeguard the long term interests of New STERIS, its members and business.

No equivalent provision in Synergy’s articles. Under the Takeover Code, the board of a public UK company is constrained from implementing such rights.

Quorum for General Meeting	Shareholders representing a majority of the voting rights of all shareholders entitled to vote.	Two qualifying shareholders present in person or by proxy.

Chairman’s Casting Vote	The chairman at a general meeting has a casting vote if equal votes are cast for and against a resolution.	The chairman does not have a casting vote.

Business Combinations	Any sale, lease or exchange of all or substantially all of New STERIS’s property must be approved by shareholders representing at least two thirds in nominal value of New STERIS’s issued share capital.	No equivalent provision in Synergy’s articles. The UK Listing Rules class tests apply.

Mandatory Offer Provisions

Provisions based on those contained in Rule 9 of the Takeover Code such that any person acquiring interests in shares which would breach any of the limits contained in Rule 9 (if it were to apply to New STERIS) would contravene the articles unless the board determines otherwise.

Unless the board determines otherwise, an acquisition would also be a contravention where it was not made in accordance with any of Rules 4, 5, 6, 8, 9 or 11 of the Takeover Code if the Takeover Code had applied to New STERIS.

Rule 9 of the Takeover Code applies.

A contravention would, if the board so determines, result in any shares held by the relevant person(s) being disenfranchised, dividend rights in respect

Provision	Proposal	Synergy’s current regime

of such shares being suspended, and/or transfers of such shares not being registered.

Exceptions will apply to, without limitation:

(a)    an acquisition permitted by the board or an offer recommended by the board;

(b)    a voluntary cash offer for the entire share capital of New STERIS made in accordance with the Takeover Code (if it had applied to New STERIS);

(c)    an acquisition previously approved in general meeting by shareholders who are independent of the acquirer and its concert parties.

The board will have full authority to determine the application of these provisions, including as to the application of the Takeover Code.

ANNEX C

NEW STERIS PLC

ARTICLES OF ASSOCIATION

Company number: 09257343

THE COMPANIES ACT 2006

PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

NEW STERIS PLC

(Adopted by Special Resolution passed on [***] 201[4])

PRELIMINARY

1.	DEFINITIONS

1.1	In these Articles (unless the context requires otherwise) the following words have the following meanings:

“2006 Act” means the Companies Act 2006 (including any statutory modification or re-enactment of it for the time being in force);

“acting in concert” has the meaning given to it in the Takeover Code;

“Articles” means these articles of association as altered from time to time by special resolution;

“Auditors” means the auditors of the Company;

“Board” means the Directors or any of them duly acting as the board of the Company;

“certificated” means in relation to a share in the Company, a share which is recorded in the Register of Members as being held in certificated form;

“clear days” means in relation to the sending of a notice, that period excluding the day when the notice is given or deemed given and the day for which it is given or on which it is to take effect;

“Company” means NEW STERIS plc, registered in England with number 09257343;

“Director” means a director of the Company;

“document” includes, unless otherwise specified, any document sent or supplied in electronic form;

“electronic form” has the meaning given in section 1168 of the 2006 Act;

“electronic means” has the meaning given to it in section 1168 of the 2006 Act;

“Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time;

“execution” means any mode of execution (and “executed” shall be construed accordingly);

“Group” means the group comprising the Company and its subsidiaries within the meaning of section 1159 of the 2006 Act for the time being;

“Group Member” means any member of the Group, including the Company;

“hard copy form” or “hard copy” have the meaning given to them in section 1168 of the 2006 Act;

“interest in shares” includes, where the context permits, “interests in securities” as defined in the Takeover Code and, for the avoidance of doubt, includes, without duplication, [Depository Interests], and “interested in shares” will be construed accordingly;

“holder” means in relation to a share, the member whose name is entered in the Register of Members as the holder of that share;

“member” means a member of the Company;

“Operator” means the Operator (as defined in the Uncertificated Securities Regulations) of the Uncertificated System;

“Ordinary Shares” means ordinary shares of 10 pence each in the Company;

“paid or paid up” means paid up or credited as paid up;

“Participating Security” means a share or class of shares or a renounceable right of allotment of a share, title to which is permitted to be transferred by means of an Uncertificated System in accordance with the Uncertificated Securities Regulations;

“Register of Members” means the Company’s register of members kept pursuant to the Statutes or, as the case may be, any overseas branch register kept pursuant to these Articles;

“Registered Office” means the registered office for the time being of the Company or in the case of sending or supplying documents or information by electronic means, the address specified by the Board for the purpose of receiving documents or information by electronic means;

“Seal” means the common seal of the Company or any official or securities seal that the Company has or may have as permitted by the Statutes;

“Secretary” means the secretary of the Company or any other person appointed to perform any of the duties of the secretary of the Company including a joint, temporary, assistant or deputy secretary;

“share” means a share in the capital of the Company;

“Statutes” the 2006 Act and every other act of parliament or statutory instrument for the time being in force concerning companies and affecting the Company including any statutory re-enactment or modification of the 2006 Act or any other act or statutory instrument;

“Takeover Code” means the City Code on Takeover and Mergers as promulgated by the Takeover Panel, as amended and/or supplemented from time to time;

“Takeover Panel” means the Panel on Takeovers and Mergers or such other authority designated as the supervisory authority in the United Kingdom to carry out certain regulatory functions in relation to takeovers under the EC Directive on Takeover Bids (2004/25/EC);

“uncertificated” means in relation to a share, a share to which title is recorded in the Register of Members as being held in uncertificated form and title to which may be transferred by means of an Uncertificated System in accordance with the Uncertificated Securities Regulations;

“Uncertificated Securities Regulations” means the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755) including any modification thereof;

“Uncertificated System” means the CREST system or any other applicable system which is a “relevant system” for the purpose of the Uncertificated Securities Regulations;

“US$” means the lawful currency of the United States;

“working day” means a day that is not a Saturday, Sunday or public holiday in the United Kingdom or the United States; and

“writing” includes printing, typewriting, lithography, photography and any other mode or modes of presenting or reproducing words in a visible form including communications in an electronic form for the purposes of Part 37 of the 2006 Act.

1.2	In these Articles:

(A)	words or expressions which are not defined in paragraph 1.1 of this Article have the same meanings (where applicable) as in the Statutes as in force on the date of the adoption of these Articles;

(B)	a reference to any Statute or any provision of a Statute includes a reference to any statutory modification or re-enactment of it for the time being in force, as (where applicable) amended or modified or extended by any other Statute or any order, regulation, instrument or other subordinate legislation made under such Statute or statutory provision or under the Statute under which such statutory instrument was made;

(C)	words in the singular include the plural and vice versa, words importing any gender include all genders and a reference to a “person” includes any individual, firm, partnership, unincorporated association, company, corporation or other body corporate;

(D)	“mental disorder” means mental disorder as defined in section 1 of the Mental Health Act 1983;

(E)	a reference to an Uncertificated System is a reference to the Uncertificated System in respect of which the particular share or class of shares or renounceable right of allotment of a share is a Participating Security;

(F)	where an ordinary resolution is expressed to be required for any purpose, a special resolution is also effective for such purpose; and

(G)	headings do not affect the interpretation of any Article.

1.3	These Articles shall be governed by and construed in accordance with English law.

2.	EXCLUSION OF MODEL ARTICLES

No regulations or model articles set out in any statute, statutory instrument or other subordinate legislation (including the regulations in the Companies (Model Articles) Regulations 2008 (SI 2008/3229)) shall be applicable as articles of the Company.

CAPITAL

3.	LIABILITY OF MEMBERS

The liability of the members is limited to the amount, if any, unpaid on the shares held by them.

4.	SHARE CAPITAL

4.1	Subject to the provisions of the Statutes and of these Articles, any shares may be issued with such preferential, deferred, qualified or other special rights, privileges or conditions, whether in regard to dividend, voting, return of capital or otherwise, (including, but without prejudice to the generality of the foregoing, and subject to the provisions of the Statutes, shares which are to be redeemed or are liable to be redeemed at the option of the Company or the holders) as the Company may from time to time in general meeting determine or, if the Company does not so determine, as the Board may determine.

4.2	If two or more persons are registered as joint holders of any share any one of such persons may give effective receipts for any dividends or other monies payable in respect of such share, but such power shall not apply to the legal personal representatives of a deceased member.

4.3	The Company shall not be bound to register more than four persons as joint holders of any share.

5.	SECTION 551 AUTHORITY

In addition and without prejudice to the authority granted under Article 9, the Board has general and unconditional authority to exercise all the powers of the Company to allot shares in the Company or to grant rights to subscribe for or to convert any security into shares in the Company up to an aggregate nominal amount equal to the section 551 amount, for each prescribed period.

6.	SECTION 561 DISAPPLICATION

In addition and without prejudice to the authority granted under Article 10, the Board is empowered for each prescribed period to allot equity securities for cash pursuant to the authority conferred by Article 5 as if section 561 of the 2006 Act did not apply to any such allotment, provided that its power shall be limited to the allotment of equity securities up to an aggregate nominal amount equal to the section 561 amount.

This Article applies in relation to a sale of shares which is an allotment of equity securities by virtue of section 560(3) of the 2006 Act as if in this Article the words “pursuant to the authority conferred by Article 5” were omitted.

7.	ALLOTMENT AFTER EXPIRY

The Company may make an offer or agreement which would or might require shares to be allotted, or rights to subscribe for or convert any security into shares to be granted, after an authority given pursuant to Article 5 or a power given pursuant to Article 6 has expired. The Board may allot shares, or grant rights to subscribe for or convert any security into shares, in pursuance of that offer or agreement as if the authority or power pursuant to which that offer or agreement was made had not expired.

8.	DEFINITIONS FOR ARTICLES 5, 6 AND 7

In Articles 5, 6 and 7:

prescribed period means any period for which the authority conferred by Article 5 is given by ordinary or special resolution stating the section 551 amount and/or the power conferred by Article 6 is given by special resolution stating the section 561 amount, section 551 amount means, for any prescribed period, the amount stated as such in the relevant ordinary or special resolution, and section 561 amount means, for any prescribed period, the amount stated as such in the relevant special resolution.

9.	ALLOTMENT POWERS – SECTION 551 AUTHORITY

The directors shall be generally and unconditionally authorised pursuant to section 551 of the 2006 Act to:

(A)	without prejudice to the authority referred to in sub-paragraph 9(B) below, allot shares in the Company, and to grant rights to subscribe for or to convert any security into shares in the Company, up to an aggregate par amount of £[17,006,080], for a period expiring (unless previously renewed by the Company in general meeting) on the date which is five years from the date of the adoption of these Articles by the Company, provided that in utilising the authority contained in this sub-paragraph 10(A), the Directors do not exceed the limits provided for in section 312.03 (Shareholder Approval) of the NYSE Listed Company Manual;

(B)	(in addition to the authority referred to in (A) above) allot shares in the Company, and to grant rights to subscribe for or to convert any security into shares in the Company, in connection with a

“Rights Plan” as referred to in Article 12, up to an aggregate par amount of £[25,509,120], for a period expiring (unless previously renewed by the Company in general meeting) on the date which is five years from the date of the adoption of these Articles by the Company; and

(C)	make an offer or agreement which would or might require shares to be allotted, or rights to subscribe for or convert any security into shares to be granted, after expiry of an authority described in this Article 9 and the directors may allot shares and grant rights in pursuance of that offer or agreement as if this authority had not expired.

10.	ALLOTMENT POWERS – SECTION 561 AUTHORITY

The directors shall be generally empowered pursuant to section 570 and section 573 of the 2006 Act to allot equity securities (as defined in the 2006 Act) for cash, pursuant to the authorities conferred by Article 9 as if section 561(1) of the 2006 Act did not apply to the allotment. This power:

(A)	expires (unless previously renewed by the Company in general meeting) on the date which is five years from the date of the adoption of these Articles by the Company, but the Company may make an offer or agreement which would or might require equity securities to be allotted after expiry of this power and the directors may allot equity securities in pursuance of that offer or agreement as if this power had not expired;

(B)	shall be limited to the allotment of equity securities:

(1)	without prejudice to the authority referred to in sub-paragraph (2) below, up to an aggregate par amount of £[17,006,080], provided that in utilising the authority contained in this sub-paragraph (B), the Directors do not exceed the limits provided for in section 312.03 (Shareholder Approval) of the NYSE Listed Company Manual; and

(2)	in connection with a “Rights Plan” as referred to in Article 12, up to an aggregate par amount of £[25,509,120], in addition to the authority referred to in (1) above.

This Article applies in relation to a sale of shares which is an allotment of equity securities by virtue of section 560(3) of the 2006 Act as if in the first paragraph of the words “pursuant to the authorities conferred by Article 9” were omitted.

11.	RESIDUAL ALLOTMENT POWERS

Subject to the provisions of the 2006 Act relating to authority, pre-emption rights or otherwise and of any resolution of the Company in general meeting passed pursuant to those provisions, and, in the case of redeemable shares, the provisions of Article 16:

(A)	all shares for the time being in the capital of the Company shall be at the disposal of the Board; and

(B)	the Board may reclassify, allot (with or without conferring a right of renunciation), grant options over, or otherwise dispose of them to such persons on such terms and conditions and at such times as it thinks fit.

POWERS OF ALLOTMENT

12.	CIRCUMSTANCES WHERE BOARD MAY ALLOT SHARES

12.1	Subject to the provisions of the 2006 Act, the Board may exercise any power of the Company to establish a shareholders rights plan (the “Rights Plan”) including approving the execution of any document relating to the adoption and/or implementation of the Rights Plan. The Rights Plan may be in such form as the Board shall in its absolute discretion decide and may in particular (but without restriction or limitation) include such terms as are described in the Summary of Example Terms in the form appearing in the Appendix to these Articles.

12.2	Subject to the provisions of the 2006 Act, the Board may exercise any power of the Company to grant rights (including approving the execution of any documents relating to the grant of rights) (a) to subscribe for shares of the Company [and/or (b) to acquire [Depositary Interests] issued by the [Depositary] (to whom the Company would issue new shares in connection therewith),] in each case in accordance with the Rights Plan (the “Rights”).

12.3	The purposes for which the Board shall be entitled to establish the Rights Plan and to grant Rights in accordance therewith, as provided in Articles 12.1 and 12.2 above, shall include (without limitation) the following where, in the opinion of the majority of the Board members present at a duly convened meeting of the Board, acting in good faith and on such grounds as the Board shall consider reasonable, irrespective of whether such grounds would be considered reasonable by any other party with or without the benefit of hindsight, to do so would improve the likelihood that:

(A)	any process which may result in an acquisition or change of Control of the Company is conducted in an orderly manner;

(B)	all members of the Company will be treated equally and fairly and in a similar manner;

(C)	an optimum price for shares [(or Depositary Interests)] would be received by or on behalf of all members of the Company;

(D)	the Board would have additional time to gather relevant information or pursue appropriate strategies;

(E)	the success of the Company would be promoted for the benefit of its members as a whole;

(F)	the long term interests of the Company, its members and its business would be safeguarded; and/or

(G)	the Company would not suffer serious economic harm.

12.4	Subject to the provisions of the 2006 Act, the Board may determine not to redeem the Rights and accordingly exercise any power of the Company to (a) allot shares of the Company pursuant to the exercise of the Rights or (b) exchange or cause to be exchanged all or part of the Rights (in each case other than Rights held by an Acquiring Person for Ordinary Shares [and/or Depositary Interests] and/or another class or series of shares (an “Exchange”) in each case in accordance with the Rights Plan. The purposes for which the Board shall be entitled not to redeem the Rights, and accordingly to exercise any power of the Company to allot shares of the Company or effect an Exchange, shall include (without limitation) the following where, in the opinion of the majority of the Board members present at a duly convened meeting of the Board, acting in good faith and on such grounds as the Board shall consider reasonable, irrespective of whether such grounds would be considered reasonable by any other party with or without the benefit of hindsight, not to redeem the Rights and accordingly to exercise any power of the Company to effect an Exchange to allot Shares in the Company, would improve the likelihood that:

(A)	the use of abusive tactics by any person in connection with any potential acquisition or change of Control of the Company would be prevented;

(B)	any potential acquisition or change of Control of the Company which would be unlikely to treat all members of the Company equally and fairly and in a similar manner would be prevented;

(C)	any potential acquisition or change of Control of the Company at a price which would undervalue the Company or its shares [(or Depositary Interests)] would be prevented;

(D)	any potential acquisition or change of Control of the Company which would be likely to harm the prospects of the success of the Company for the benefit of its members as a whole, having had regard to the matters in section 172 of the 2006 Act, will be prevented;

(E)	the long term interests of the Company and/or, its members and its business would be safeguarded; and/or

(F)	the Company would not suffer serious economic harm.

12.5	For the purposes of this Article 12 a person (an “Acquiring Person”) shall be deemed to have control (“Control”) of the Company if he, either alone or with any group of affiliated or associated persons and/or with anyone with whom such person is acting in concert, exercises, or is able to exercise or is entitled to acquire, the direct or indirect power to direct or cause the direction of the management and policies of the Company, whether through the ownership of voting securities, by contract or otherwise, and in particular, but without prejudice to the generality of the preceding words, if he, either alone or with any group of affiliated or associated persons, and/or with anyone with whom he is acting in concert, possesses or is entitled to acquire:

(A)	interests in shares or beneficial ownership of shares carrying 20 per cent or more of the voting rights attributable to the capital of the Company which are exercisable at a general meeting; or

(B)	such percentage of the issued share capital of the Company as would, if the whole of the income or assets of the Company were in fact distributed among the members (without regard to any rights which he or any other person has as a loan creditor) entitle him to receive 20 per cent or more of the income or assets so distributed; or

(C)	such rights as would, in the event of the winding-up of the Company or in any other circumstances, entitle him to receive 20 per cent or more of the assets of the Company which would then be available for distribution among the members.

12.6	For the purposes of this Article 12:

(A)	“person” shall include any individual, firm, body corporate, unincorporated association, government, state or agency of state, association, joint venture or partnership, in each case whether or not having a separate legal personality and “group of affiliated or associated persons” shall have the meaning given to such terms under the United States federal securities laws, including the Securities Exchange Act of 1934, as amended from time to time;

(B)	a person shall be treated as entitled to acquire anything which he is entitled to acquire at a future date, or will at a future date be entitled to acquire, irrespective of whether such future acquisition is contingent upon satisfaction of any conditions precedent;

(C)	there shall be attributed to any person any rights or powers of a nominee appointed by him, that is to say, any rights or powers which another person possesses on his behalf or may be required to exercise at his discretion or on his behalf;

(D)	“beneficial ownership” of any person or group of affiliated or associated persons shall have the meaning given to such term under the United States federal securities laws, including the Exchange Act.

13.	SHARE WARRANTS TO BEARER

13.1	Subject to the Statutes, the Company may, with respect to any fully paid shares, issue a warrant (a “share warrant”) stating that the bearer of the warrant is entitled to the shares specified in it. The Company may provide (by coupons or otherwise) for the payment of future dividends on the shares included in a share warrant.

13.2	The powers referred to in paragraph 13.1 of this Article may be exercised by the Board, which may determine and vary the terms on which a share warrant is to be issued, including (without limitation) terms on which:

(A)	a new share warrant or coupon may be issued in the place of one damaged, defaced, worn out or lost (provided that no new share warrant shall be issued to replace one that has been lost unless the Board is satisfied beyond reasonable doubt that the original has been destroyed);

(B)	the bearer of the share warrant may be entitled to receive notice of and to attend, vote and demand a poll at general meetings;

(C)	dividends may be paid; and

(D)	any share warrant may be surrendered and the name of the holder entered in the Register of Members in respect of the shares specified in the warrant.

13.3	No person shall as bearer of a warrant, be entitled (i) to sign a requisition for calling a meeting or to give notice of intention to submit a resolution to a meeting, or (ii) to attend or vote by himself or his proxy, or exercise any privilege as a member at a meeting, unless he shall, in case (i) before or at the time of lodging such requisition or giving such notice of intention as aforesaid, or in case (ii) three days at least before the day fixed for the meeting, have deposited at the Registered Office or at such other place as may be specified in the notice the warrant in respect of which he claims to act, attend or vote as aforesaid, and unless the warrant shall remain so deposited until after the meeting and any adjournment thereof shall have been held.

13.4	Not more than one name shall be received as that of the holder of a warrant.

13.5	Subject to the terms on which a share warrant is issued and to these Articles, the bearer of a share warrant shall be deemed to be a member for all purposes. The bearer of a share warrant shall be subject to the terms in force and applicable to such share warrant, whether made before or after its issue.

13.6	The holder of a warrant shall not, save as aforesaid, be entitled to exercise any right as a member, unless (if called upon by any Director or the Secretary so to do) he produces his warrant and states his name and address.

13.7	The shares included in any warrant shall be transferred by the delivery of the warrant without any written transfer and without registration, and to shares so included the provisions hereinafter contained with reference to the transfer of shares shall not apply.

13.8	Upon the surrender of his warrant together with the outstanding dividend coupons, if any, in respect thereof to the Company for cancellation, the bearer of a warrant shall be entitled to have his name entered as a member in the Register of Members in respect of the shares included in the warrant, but the Company shall in no case be responsible for any loss or damage incurred by any person by reason of the Company entering in its register upon the surrender of a warrant the name of any person not the true and lawful owner of the warrant surrendered.

14.	COMMISSIONS AND BROKERAGE

The Company may exercise all powers conferred by the Statutes of paying commissions or brokerage in relation to a subscription for shares or other allotment. Subject to the Statutes, such commissions or brokerage may be satisfied in cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other.

15.	TRUSTS NOT RECOGNISED

Except as otherwise expressly provided by these Articles or as required by law or as ordered by a court of competent jurisdiction, no person shall be recognised by the Company as holding any share on any trust, and the Company shall not be bound by or required to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any right whatsoever in respect of any share or any interest in any fractional part of a share other than an absolute right to the entirety thereof in the registered holder.

16.	PURCHASE OF OWN SHARES

Subject to the Statutes and to any rights attached to any shares, the Company may purchase, or enter into a contract under which it will or may purchase, any of its own shares of any class (including any redeemable shares) in any way. Any shares to be so purchased may be selected for purchase on any basis and in any manner whatsoever.

17.	VARIATION OF CLASS RIGHTS

17.1	Subject to the provisions of the 2006 Acts, the rights attached to a class of shares may only be varied:

(A)	with the consent in writing from the holders of at least three-quarters in nominal value of the issued shares of that class (excluding any shares held as treasury shares); or

(B)	with the sanction of a special resolution passed at a separate general meeting of the holders of that class sanctioning the variation.

17.2	Subject to the terms of issue of or rights attached to any shares, the rights or privileges attached to any class of shares shall be deemed not to be varied or abrogated by:

(A)	the creation or issue of any new shares ranking pari passu in all respects (save as to the date from which such new shares shall rank for dividend) with or subsequent to those already issued; or

(B)	the reduction of the capital paid up on such shares or by the purchase or redemption by the Company of any of its own shares in accordance with the Statutes and these Articles.

ALTERATION OF SHARE CAPITAL

18.	INCREASE, CONSOLIDATION, SUB-DIVISION AND CANCELLATION

The Company may:

(A)	increase its share capital by allotting new shares in accordance with the 2006 Act and the Articles;

(B)	subject to the provisions of the 2006 Act, by ordinary resolution consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares; or

(C)	subject to the provisions of the 2006 Act, by ordinary resolution sub-divide all or any of its shares into shares of a smaller amount than its existing shares.

19.	FRACTIONS

19.1	If, as the result of a consolidation and division or a sub-division of shares, fractions of shares become attributable to members, the Board may on behalf of the members deal with the fractions as it thinks fit, including (without limitation) in either of the ways prescribed in this Article below.

19.2	The Board may sell shares representing the fractions to any person (including, subject to the Statutes, the Company) for the best price reasonably obtainable and distribute the net proceeds of sale in due proportion amongst the persons to whom such fractions are attributable (except that if the amount due to a person is less than £5.00, or such other sum as the Board may decide, the Company may retain such sum for its own benefit). To give effect to such sale the Board may:

(A)	in the case of certificated shares, authorise a person to execute an instrument of transfer of shares to the purchaser or as the purchaser may direct; and

(B)	in the case of uncertificated shares, exercise any power conferred on it by Article 23.9 (uncertificated shares) to effect a transfer of the shares.

19.3	The purchaser will not be bound to see to the application of the purchase monies in respect of any such sale. The title of the transferee to the shares will not be affected by any irregularity in or invalidity of the proceedings connected with the sale or transfer. Any instrument or exercise referred to at paragraph 19.2 of this Article shall be effective as if it had been executed or exercised by the holder of the shares to which it relates.

19.4

In relation to such fractions, the Board may issue, subject to the Statutes, to a member credited as fully paid by way of capitalisation the minimum number of shares required to round up his holding of shares to a number which, following a consolidation and division or a sub-division, leaves a whole number of shares (such issue being deemed to have been effected immediately before the consolidation or the sub-

division, as the case may be). The amount required to pay up those shares may be capitalised as the Board thinks fit out of amounts standing to the credit of any reserve or fund of the Company (including any share premium account, capital redemption reserve and profit and loss account), whether or not available for distribution, and applied in paying up in full the appropriate number of shares. A resolution of the Board capitalising part of any such reserve or fund will have the same effect as if the capitalisation had been made with the sanction of an ordinary resolution of the Company pursuant to Article 134 (capitalisation of profits and reserves). In relation to the capitalisation the Board may exercise all the powers conferred on it by Article 134 without the sanction of an ordinary resolution of the Company.

20.	REDUCTION OF SHARE CAPITAL

Subject to the Statutes and to any rights attached to any shares, the Company may by special resolution reduce its share capital or any capital redemption reserve, share premium account or other undistributable reserve in any way.

CERTIFICATED SHARES

21.	RIGHT TO CERTIFICATES

21.1	Subject to the Statutes, the requirements of (to the extent applicable) the rules of any investment exchange to which the shares are admitted to trading, and these Articles, every person (except any person in respect of whom the Company is not required by the Statutes to complete and have ready for delivery a share certificate), upon becoming the holder of a certificated share is entitled, without charge, to receive within one month after allotment or within one month of lodgement of a transfer (unless the conditions of issue provide for a longer interval), one certificate for all the certificated shares of a class registered in his name or, in the case of certificated shares of more than one class being registered in his name, to a separate certificate for each class of shares, unless the terms of issue of the shares provide otherwise.

21.2	Where a member transfers part of his shares comprised in a certificate, the old certificate shall be cancelled and he shall be entitled, without charge, to one certificate for the balance of the certificated shares retained by him.

21.3	If and so long as all the issued shares in the capital of the Company or all the issued shares of a particular class are fully paid up and rank pari passu for all purposes, then none of those shares shall bear a distinguishing number. In all other cases each share shall bear a distinguishing number.

21.4	In the case of joint holders of shares held in certificated form the Company shall not be bound to issue more than one certificate to all the joint holders, and delivery of such certificate to any one of them shall be sufficient delivery to all.

21.5	A certificate shall specify the number and class and the distinguishing numbers (if any) of the shares in respect of which it is issued and the amount paid up on the shares. It shall be issued under the Seal, which may be affixed to or printed on it, or in such other manner as the Board may approve, having regard to the terms of issue and the requirements of (to the extent applicable) the rules of any investment exchange to which the shares are admitted to trading (including by way of signature or facsimile of the signature of any person to be applied to such share certificate by any mechanical or electronic means in place of that person’s actual signature).

22.	REPLACEMENT CERTIFICATES

If any certificate is worn-out, defaced, lost or destroyed, the Company may cancel it and issue a replacement certificate subject to such terms as the Board may decide as to evidence and indemnity (with or without security) and to payment of any exceptional out-of-pocket expenses of the Company in investigating such evidence and preparing such indemnity or such security but otherwise free of charge, and (if the certificate is worn-out or defaced) on delivery up of the old certificate.

UNCERTIFICATED SHARES

[Note: subject to confirmation of CREST / depositary arrangements.]

23.	UNCERTIFICATED SHARES

23.1	The Board may resolve that a class of shares is to become, or is to cease to be, a Participating Security.

23.2	Shares of a class shall not be treated as forming a separate class from other shares of the same class as a consequence of such shares being held in certificated or uncertificated form or of any provision in these Articles or the Uncertificated Securities Regulations applying only to certificated shares or to uncertificated shares.

23.3	Any share of a class which is a Participating Security may be changed from an uncertificated share to a certificated share and from a certificated share to an uncertificated share in accordance with the Uncertificated Securities Regulations.

23.4	These Articles apply to uncertificated shares of a class which is a Participating Security only to the extent that these Articles are consistent with the holding of such shares in uncertificated form, with the transfer of title to such shares by means of the Uncertificated System and with the Uncertificated Securities Regulations.

23.5	The Board may lay down regulations not included in these Articles which (in addition to or in substitution for any provisions in these Articles):

(A)	apply to the issue, holding or transfer of uncertificated shares;

(B)	set out (where appropriate) the procedures for conversion and/or redemption of uncertificated shares; and/or

(C)	the Board considers necessary or appropriate to ensure that these Articles are consistent with the Uncertificated Securities Regulations and/or the Operator’s rules and practices.

23.6	Such regulations will apply instead of any relevant provisions in these Articles which relate to certificates and the transfer, conversion and redemption of shares or which are not consistent with the Uncertificated Securities Regulations, in all cases to the extent (if any) stated in such regulations. If the Board makes any such regulations, paragraph 23.4 of this Article will (for the avoidance of doubt) continue to apply to these Articles, when read in conjunction with those regulations.

23.7	Any instruction given by means of an Uncertificated System as referred to in these Articles shall be a dematerialised instruction given in accordance with the Uncertificated Securities Regulations, the facilities and requirements of the Uncertificated System and the Operator’s rules and practices.

23.8	For any purpose under these Articles, the Company may treat a member’s holding of uncertificated shares and of certificated shares of the same class as if they were separate holdings, unless the Board otherwise decides.

23.9	Where the Company is entitled under the Statutes, the Operator’s rules and practices, these Articles or otherwise to dispose of, forfeit, enforce a lien over or sell or otherwise procure the sale of any shares of a class which is a Participating Security which are held in uncertificated form, the Board may take such steps (subject to the Uncertificated Securities Regulations and to such rules and practices) as may be required or appropriate, by instruction by means of the Uncertificated System or otherwise, to effect such disposal, forfeiture, enforcement or sale including by (without limitation):

(A)	requesting or requiring the deletion of any computer-based entries in the Uncertificated System relating to the holding of such shares in uncertificated form;

(B)	altering such computer-based entries so as to divest the holder of such shares of the power to transfer such shares other than to a person selected or approved by the Company for the purpose of such transfer;

(C)	requiring any holder of such shares, by notice in writing to him, to change his holding of such uncertificated shares into certificated form within any specified period;

(D)	requiring any holder of such shares to take such steps as may be necessary to sell or transfer such shares as directed by the Company;

(E)	otherwise rectify or change the Register of Members in respect of any such shares in such manner as the Board considers appropriate (including, without limitation, by entering the name of a transferee into the Register of Members as the next holder of such shares); and/or

(F)	appointing any person to take any steps in the name of any holder of such shares as may be required to change such shares from uncertificated form to certificated form and/or to effect the transfer of such shares (and such steps shall be effective as if they had been taken by such holder).

23.10	The Company shall enter on the Register of Members how many shares are held by each member in uncertificated form and in certificated form and shall maintain the register in each case as is required by the Uncertificated Securities Regulations and the relevant system concerned.

23.11	The provisions of Articles 21 and 22 shall not apply to uncertificated shares.

LIEN ON SHARES

24.	COMPANY’S LIEN ON SHARES NOT FULLY PAID

24.1	The Company has a first and paramount lien on each issued share (not being a fully paid share) to the extent and in the circumstances permitted by section 670 of the 2006 Act. The Company’s lien (if any) on a share shall extend to all amounts payable to the Company (whether actually or contingently and whether presently payable or not) in respect of such share.

24.2	The lien applies to all dividends on any such share and to all amounts payable by the Company in respect of such share. It also applies notwithstanding that:

(A)	the Company may have notice of any equitable or other interest of any person in any such share; or

(B)	any such amounts payable may be the joint debts and liabilities of both the holder of the share and one or more other persons.

24.3	The Board may resolve that any share be exempt wholly or in part from this Article.

25.	ENFORCEMENT OF LIEN BY SALE

25.1	For the purpose of enforcing the Company’s lien on any shares, the Board may sell them in such manner as it decides if an amount in respect of which the lien exists is presently payable and is not paid within fourteen (14) clear days following the giving of a notice to the holder (or any person entitled by transmission to the share) demanding payment of the amount due within such fourteen clear day period and stating that if the notice is not complied with the shares may be sold.

25.2	To give effect to such sale the Board may:

(A)	in the case of certificated shares, authorise a person to execute an instrument of transfer of shares in the name and on behalf of the holder of, or the person entitled by transmission to, them to the purchaser or as the purchaser may direct; and

(B)	in the case of uncertificated shares, exercise any power conferred on it by Article 23.9 (uncertificated shares) to effect a transfer of the shares.

25.3	The purchaser will not be bound to see to the application of the purchase monies in respect of any such sale. The title of the transferee to the shares will not be affected by any irregularity in or invalidity of the proceedings connected with the sale or transfer. Any instrument or exercise referred to at paragraph 25.2 of this Article shall be effective as if it had been executed or exercised by the holder of, or the person entitled by transmission to, the shares to which it relates.

26.	APPLICATION OF SALE PROCEEDS

The net proceeds of any sale of shares subject to the Company’s lien under these Articles (after payment of the costs and expenses of sale) shall be applied in or towards satisfaction of the amount then due to the Company in respect of the shares. Any balance shall be paid to the original holder of, or the person entitled (but for such sale) by transmission to, the shares on (in the case of certificated shares) surrender to the Company for cancellation of the certificate for such shares and (in all cases) subject to the Company having a lien on such balance on the same basis as applied to such shares for any amount not presently payable as existed on such shares before the sale.

CALLS

27.	CALLS

27.1	Subject to the terms on which shares are allotted, the Board may make calls on the members (and any persons entitled by transmission) in respect of any amounts unpaid on their shares (whether in respect of nominal value or premium) and not payable on a date fixed by or in accordance with the allotment terms. Each such member or other person shall pay to the Company the amount called, subject to receiving at least fourteen (14) clear days’ notice specifying when and where the payment is to be made, as required by such notice.

27.2	A call may be made payable by instalments. A call shall be deemed to have been made when the resolution of the Board authorising it is passed. A call may, before the Company’s receipt of any amount due under it, be revoked or postponed in whole or in part as the Board may decide. A person upon whom a call is made will remain liable for calls made on him notwithstanding the subsequent transfer of the shares in respect of which the call was made.

28.	LIABILITY OF JOINT HOLDERS

The joint holders of a share shall be jointly and severally liable to pay all calls in respect of it.

29.	INTEREST

If the whole of the sum payable in respect of any call is not paid by the day it becomes due and payable, the person from whom it is due shall pay all costs, charges and expenses that the Company may have incurred by reason of such non-payment, together with interest on the unpaid amount from the day it became due and payable until it is paid at the rate fixed by the terms of the allotment of the share or in the notice of the call or, if no rate is fixed, at such rate, not exceeding twenty (20) per cent per annum (compounded on a six monthly basis), as the Board shall determine. The Board may waive payment of such costs, charges, expenses or interest in whole or in part.

30.	DIFFERENTIATION

Subject to the allotment terms, the Board may make arrangements on or before the issue of shares to differentiate between the holders of shares in the amounts and times of payment of calls on their shares.

31.	PAYMENT IN ADVANCE OF CALLS

31.1	The Board may, if it thinks fit, receive from any member (or any person entitled by transmission) all or any part of the amount uncalled and unpaid on the shares held by him (or to which he is entitled). The liability of each such member or other person on the shares to which such payment relates shall be reduced by such amount. The Company may pay interest on such amount from the time of receipt until the time when such amount would, but for such advance, have become due and payable at such rate not exceeding twenty (20) per cent per annum (compounded on a six monthly basis) as the Board may decide.

31.2	No sum paid up on a share in advance of a call shall entitle the holder to any portion of a dividend subsequently declared or paid in respect of any period prior to the date on which such sum would, but for such payment, become due and payable.

32.	RESTRICTIONS IF CALLS UNPAID

Unless the Board decides otherwise, no member shall be entitled to receive any dividend or to be present or vote at any meeting or to exercise any right or privilege as a member until he has paid all calls due and payable on every share held by him, whether alone or jointly with any other person, together with interest and expenses (if any) to the Company.

33.	SUMS DUE ON ALLOTMENT TREATED AS CALLS

Any sum payable in respect of a share on allotment or at any fixed date, whether in respect of the nominal value of the share or by way of premium or as an instalment of a call, shall be deemed to be a call. If such sum is not paid, these Articles shall apply as if it had become due and payable by virtue of a call.

FORFEITURE

34.	FORFEITURE AFTER NOTICE OF UNPAID CALL

34.1	If a call or an instalment of a call remains unpaid after it has become due and payable, the Board may give to the person from whom it is due not less than fourteen (14) clear days’ notice requiring payment of the amount unpaid together with any interest which may have accrued and any costs, charges and expenses that the Company may have incurred by reason of such non-payment. The notice shall state the place where payment is to be made and that if the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited. If the notice is not complied with, any shares in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Board. The forfeiture will include all dividends and other amounts payable in respect of the forfeited shares which have not been paid before the forfeiture.

34.2	The Board may accept the surrender of a share which is liable to be forfeited in accordance with these Articles. All provisions in these Articles which apply to the forfeiture of a share also apply to the surrender of a share.

35.	NOTICE AFTER FORFEITURE

35.1	When a share has been forfeited, the Company shall give notice of the forfeiture to the person who was before forfeiture the holder of the share or the person entitled by transmission to the share. An entry that such notice has been given and of the fact and date of forfeiture shall be made in the Register of Members. No forfeiture will be invalidated by any omission to give such notice or make such entry.

35.2	The Board may accept a surrender of any share liable to be forfeited hereunder.

36.	CONSEQUENCES OF FORFEITURE

36.1	Subject to the provisions of the 2006 Act, a share shall, on its forfeiture, become the property of the Company and all interest in and all claims and demands against the Company in respect of a share and all other rights and liabilities incidental to the share as between its holder and the Company shall, on its forfeiture, be extinguished and terminate except as otherwise stated in these Articles.

36.2	The holder of a share (or the person entitled to it by transmission) which is forfeited or surrendered shall:

(A)	on its forfeiture or surrender cease to be a member (or a person entitled) in respect of it;

(B)	if a certificated share, surrender to the Company for cancellation the certificate for the share;

(C)	remain liable to pay to the Company all monies payable in respect of the share at the time of forfeiture, with interest from such time of forfeiture until the time of payment, in the same manner in all respects as if the share had not been forfeited; and

(D)	remain liable to satisfy all (if any) claims and demands which the Company might have enforced in respect of the share at the time of forfeiture without any deduction or allowance for the value of the share at the time of forfeiture or for any consideration received on its disposal.

36.3	The forfeiture or surrender of a share shall involve the extinction at the time of forfeiture or surrender of all interest in and all claims and demands against the Company in respect of the share as between the shareholder whose share is forfeited or surrendered and the Company, except only such of those rights and liabilities as are by these Articles expressly saved, or as are by the 2006 Act given or imposed in the case of past members.

36.4	Notwithstanding any such forfeiture as aforesaid, the Board may, at any time before the forfeited shares have been otherwise disposed of, annul the forfeiture, on the terms of payment of all calls and interest due thereon and all expenses incurred in respect of the share, or on the terms of compliance with the terms of any notice served under section 793 of the 2006 Act, as appropriate, and on such further terms (if any) as it shall see fit.

37.	DISPOSAL OF FORFEITED SHARE

37.1	Subject to the 2006 Act, a forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Board may decide either to the person who was before the forfeiture the holder or to any other person. At any time before the disposal, the forfeiture may be cancelled on such terms as the Board may decide. Where for the purpose of its disposal a forfeited share is to be transferred to any transferee, the Board may:

(A)	in the case of certificated shares, authorise a person to execute an instrument of transfer of shares in the name and on behalf of their holder to the purchaser or as the purchaser may direct; and

(B)	in the case of uncertificated shares, exercise any power conferred on it by Article 23.9 (uncertificated shares) to effect a transfer of the shares.

37.2	The purchaser will not be bound to see to the application of the purchase monies in respect of any such sale. The title of the transferee to the shares will not be affected by any irregularity in or invalidity of the proceedings connected with the sale or transfer. Any instrument or exercise referred to at paragraph 37.1 of this Article shall be effective as if it had been executed or exercised by the holder of, or the person entitled by transmission to, the shares to which it relates.

38.	PROOF OF FORFEITURE

A statutory declaration by a Director or the Secretary that a share has been duly forfeited on a specified date shall be conclusive evidence of the facts stated in it against all persons claiming to be entitled to the share. The declaration shall (subject to the execution of any necessary instrument of transfer) constitute good title to the share. The person to whom the share is disposed of shall not be bound to see to the application of the consideration (if any) given for it on such disposal. His title to the share will not be affected by any irregularity in, or invalidity of, the proceedings connected with the forfeiture or disposal.

UNTRACED MEMBERS

39.	SALE OF SHARES

39.1	The Company may sell at the best price reasonably obtainable any share of a member, or any share to which a person is entitled by transmission, if:

(A)	during the period of twelve (12) years prior to the date of the publication of the advertisements referred to in this paragraph 39.1 (or, if published on different dates, the earlier or earliest of them):

(1)	no cheque, warrant or money order in respect of such share sent by or on behalf of the Company to the member or to the person entitled by transmission to the share, at his address in the Register of Members or other address last known to the Company has been cashed;

(2)	no cash dividend payable on the shares has been satisfied by the transfer of funds to a bank account of the member (or person entitled by transmission to the share) or by transfer of funds by means of the Uncertificated System; and

(3)	the Company has received no communication (whether in writing or otherwise) in respect of such share from such member or person,

provided that during such twelve (12) year period the Company has paid at least three cash dividends (whether interim or final) in respect of shares of the class in question and no such dividend has been claimed by the person entitled to such share;

(B)	on or after the expiry of such twelve (12) year period the Company has given notice of its intention to sell such share by advertisements in a national newspaper published in the country in which the Registered Office is located and in a newspaper circulating in the area in which the address in the Register of Members or other last known address of the member or the person entitled by transmission to the share or the address for the service of notices on such member or person notified to the Company in accordance with these Articles is located;

(C)	such advertisements, if not published on the same day, are published within thirty (30) days of each other; and

(D)	during a further period of three months following the date of publication of such advertisements (or, if published on different dates, the date on which the requirements of this paragraph 39.1 concerning the publication of newspaper advertisements are met) and prior to the sale the Company has not received any communication (whether in writing or otherwise) in respect of such share from the member or person entitled by transmission.

39.2	To give effect to a sale pursuant to paragraph 39.1 of this Article, the Board may:

(A)	in the case of certificated shares, authorise a person to execute an instrument of transfer of shares in the name and on behalf of the holder of, or the person entitled by transmission to, them to the purchaser or as the purchaser may direct; and

(B)	in the case of uncertificated shares, exercise any power conferred on it by Article 23.9 (uncertificated shares) to effect a transfer of the shares.

39.3	The transferee will not be bound to see to the application of the purchase monies in respect of any such sale. The title of the transferee to the shares will not be affected by any irregularity in or invalidity of the proceedings connected with the sale or transfer. Any instrument or exercise referred to at paragraph 39.2 of this Article shall be effective as if it had been executed or exercised by the holder of, or the person entitled by transmission to, the shares to which it relates.

40.	APPLICATION OF SALE PROCEEDS

The Company shall account to the member or other person entitled to such share for the net proceeds of such sale by carrying all monies in respect of the sale to a separate account. The Company shall be deemed to be a debtor to, and not a trustee for, such member or other person in respect of such monies. Monies carried to such separate account may either be employed in the business of the Company or invested as the Board may think fit. No interest shall be payable to such member or other person in respect of such monies and the Company shall not be required to account for any money earned on them.

TRANSFER OF SHARES

41.	FORM OF TRANSFER

41.1	Subject to these Articles, a member may transfer all or any of his shares:

(A)	in the case of certificated shares, by an instrument of transfer in writing in any usual form or in another form approved by the Board, which must be executed by or on behalf of the transferor and (in the case of a transfer of a share which is not fully paid) by or on behalf of the transferee; or

(B)	in the case of uncertificated shares, without a written instrument in accordance with the Uncertificated Securities Regulations.

41.2	The transferor shall remain the holder of the share transferred until the name of the transferee is entered in the Register of Members in respect of it.

41.3	The Board may at any time after the allotment of any share but before any person has been entered in the Register of Members as the holder thereof recognise a renunciation thereof by the allottee in favour of some other person and may accord to any allottee of a share a right to effect such renunciation upon and subject to such terms and conditions as the Board may think fit to impose.

42.	REGISTRATION OF A CERTIFICATED SHARE TRANSFER

42.1	Subject to these Articles, the Board may, in its absolute discretion, refuse to register the transfer of a certificated share or the renunciation of a renounceable letter of allotment unless it is:

(A)	in respect of a share which is fully paid;

(B)	in respect of a share on which the Company has no lien;

(C)	in respect of only one class of shares;

(D)	in favour of a single transferee or renouncee or not more than four joint transferees or renouncees;

(E)	duly stamped (if required); and

(F)

delivered for registration to the Registered Office or such other place as the Board may decide, accompanied by the certificate for the shares to which it relates (except in the case of a transfer of a share, for which a certificate has not been issued, by a person in respect of whom the Company is not required by the 2006 Act to complete and have ready for delivery a share certificate, and except in the case of a renunciation) and any other evidence as the Board may reasonably require to prove the title to such share of the transferor or person renouncing and the due execution by him of the transfer or renunciation or, if the transfer or renunciation is executed by some other person on his behalf, the authority of such person to do so, provided that the Board shall not refuse to register any transfer or renunciation of any certificated shares listed on any investment exchange to which the shares are admitted to trading on the ground that they are partly paid in circumstances where such refusal would prevent dealings in such shares from taking place on an open and proper basis.

42.2	If the Board refuses to register a transfer or renunciation pursuant to this Article, it shall, within two months after the date on which the transfer or renunciation was delivered to the Company, send notice of the refusal to the transferee or renounce together with their reasons for the refusal. An instrument of transfer or renunciation which the Board refuses to register shall (except in the case of suspected fraud) be returned to the person delivering it. All instruments of transfer which are registered may, subject to these Articles, be retained by the Company.

42.3	The instrument of transfer of a certificated share shall be signed by or on behalf of the transferor.

42.4	In the case of a partly paid up share the instrument of transfer must also be signed by or on behalf of the transferee.

42.5	All instruments of transfer which shall be registered shall (except in case of fraud) be retained by the Company, but any instrument of transfer which the Board may refuse to register shall (except in case of fraud) be returned to the party presenting the same.

43.	REGISTRATION OF AN UNCERTIFICATED SHARE TRANSFER

[Note: subject to confirmation of settlement mechanics.]

43.1	The Board shall register a transfer of title to any uncertificated share or the renunciation or transfer of any renounceable right of allotment of a share which is a Participating Security held in uncertificated form in accordance with the Uncertificated Securities Regulations, except that the Board may refuse (subject to any relevant requirements of (to the extent applicable) the rules of any investment exchange to which the shares are admitted to trading) to register any such transfer or renunciation which is in favour of more than four persons jointly or in any other circumstance permitted by the Uncertificated Securities Regulations.

43.2	If the Board refuses to register any such transfer or renunciation the Company shall, within two months after the date on which the instruction relating to such transfer or renunciation was received by the Company, send notice of the refusal to the transferee or renouncee.

44.	NO FEE ON REGISTRATION

No fee shall be charged for the registration of a transfer of a share or the renunciation of a renounceable letter of allotment or other document relating to or affecting the title to any share.

45.	CLOSING OF REGISTER OF MEMBERS

The registration of transfers of shares or of any class of shares may be suspended at such times and for such periods, not exceeding thirty (30) days in any year, as the Board may decide (subject to the Uncertificated Securities Regulations in the case of any shares of a class which is a Participating Security).

EXERCISE OF MEMBERS’ RIGHTS

46.	NOMINATION OF PERSONS TO ENJOY MEMBERS’ RIGHTS

46.1	Any member of the Company may, by giving thirty (30) days’ notice in writing to the Company, nominate another person or persons as being entitled to enjoy or exercise all or any specified rights of the member in relation to the Company. Once such notice has been given, anything required or authorised by any provision of the 2006 Act to be done by or in relation to the member shall instead be done or, (as the case may be) may instead be done, by or in relation to the nominated person (or each of them) as if he were a member of the Company.

46.2	Article 46.1 above applies in respect of the rights set out in section 145 of the 2006 Act and is subject to section 145(4) of the 2006 Act.

TRANSMISSION OF SHARES

47.	ON DEATH

If a member dies, the survivors or survivor where he was a joint holder, or his personal representatives where he was the sole or only surviving holder, shall be the only persons recognised by the Company as having any title to his shares. Nothing in these Articles shall release the estate of a deceased holder from any liability in respect of a share which has been held by him solely or jointly.

48.	ELECTION OF PERSON ENTITLED BY TRANSMISSION

48.1	A person becoming entitled to a share in consequence of the death or bankruptcy of a member, or of any other event giving rise to a transmission of such entitlement by operation of law, may, on such evidence as to his title being produced as the Board may require, elect either to become registered as the holder of such share or to have some person nominated by him so registered. If he elects to be registered himself, he shall give notice to the Company to that effect. If he elects to have some other person registered, he shall:

(A)	in the case of a certificated share, execute an instrument of transfer of such share to such person; and

(B)	in the case of an uncertificated share, either:

(1)	procure that all appropriate instructions are given by means of the Uncertificated System to effect the transfer of such share to such person; or

(2)	change the uncertificated share to certificated form and then execute an instrument of transfer of such share to such person.

48.2	All the provisions of these Articles relating to the transfer of shares shall apply to the notice or instrument of transfer or instructions (as the case may be) referred to at paragraph 48.1 of this Article as if the notice were an instrument of transfer and as if the instrument of transfer was executed, or the instructions were given, by the member and the event giving rise to the transmission had not occurred.

48.3	The Board may give notice requiring a person to make the election referred to in paragraph 48.1 of this Article. If such notice is not complied with within sixty (60) days, the Board may withhold payment of all dividends and other amounts payable in respect of the share until notice of election has been made.

49.	RIGHTS ON TRANSMISSION

A person becoming entitled by transmission to a share shall have the rights to which he would be entitled if he were the holder of the share, except that he shall not, before being registered as its holder, be entitled in respect of it to receive notice of, or to attend or vote at, any general meeting or at any separate meeting of the holders of any class of shares.

GENERAL MEETINGS

50.	ANNUAL AND OTHER GENERAL MEETINGS

50.1	The Company shall in each year hold a general meeting as its annual general meeting in addition to any other meetings in that year. The annual general meeting shall be held in each period of six months beginning with the day following the Company’s accounting reference date and subject thereto at such time and place as the Board shall determine.

50.2	The Board may convene a general meeting whenever it thinks fit. A general meeting shall, subject as provided in these Articles, also be convened on such requisition, or in default may be convened by such requisitionists, as provided by section 303 of the 2006 Act. In the case of a general meeting called in pursuance of a requisition, no business shall be transacted at such meeting except that stated by the requisition or proposed by the Board.

50.3	All provisions of these Articles relating to general meetings of the Company shall, mutatis mutandis, apply to every separate general meeting of the holders of any class of shares in the capital of the Company, except that:

(A)	the necessary quorum at any such meeting (or adjournment thereof) shall be members of that class who together represent at least the majority of the voting rights of all the members of that class entitled to vote, present in person or by proxy, at the relevant meeting;

(B)	all votes shall be taken on a poll; and

(C)	each holder of shares of the class shall, on a poll, have one vote in respect of every share of the class held by him.

51.	NOTICE OF GENERAL MEETINGS

51.1	A general meeting that is an annual general meeting shall be convened by not less than twenty-one (21) clear days’ and no more than sixty (60) clear days’ notice.

51.2	Subject to the provisions of the 2006 Act and these Articles, all general meetings other than annual general meetings shall be convened by not less than fourteen (14) clear days’ and no more than sixty (60) clear days’ notice.

51.3	Subject to the 2006 Act and notwithstanding that it is convened by shorter notice than that specified in paragraphs 51.1 and 51.2 of this Article, a general meeting shall be deemed to have been duly convened if it is so agreed:

(A)	in the case of an annual general meeting, by all the members entitled to attend and vote at the meeting; and

(B)	in the case of any other general meeting, by members having a right to attend and vote at the meeting holding in aggregate not less than 95 per cent. in nominal value of the shares giving that right.

51.4	A notice of meeting shall specify:

(A)	whether the meeting is an annual general meeting or any other general meeting;

(B)	the place, the day and the time of the meeting;

(C)	subject to the requirements of (to the extent applicable) the rules of any investment exchange to which the shares are admitted to trading, the general nature of the business to be transacted;

(D)	if the meeting is convened to consider a special resolution, the intention to propose the resolution as such; and

(E)	with reasonable prominence, that a member entitled to attend and vote is entitled to appoint one or more proxies to attend and vote instead of him and that a proxy need not also be a member.

51.5	The notice of meeting:

(A)	shall be given to the members (other than a member who, under these Articles or any restrictions imposed on any shares, is not entitled to receive notice from the Company), the Directors and the Company’s auditors; and

(B)	may specify a time by which a person must be entered on the Register of Members in order for such person to have the right to attend or vote at the meeting (subject to the Uncertificated Securities Regulations).

51.6	The Board may determine that the members entitled to receive notice of a meeting are those persons entered on the Register of Members at the close of business on a day determined by the Board (subject to the Uncertificated Securities Regulations).

51.7	The accidental omission to send or give a notice of meeting or, in cases where it is intended that it be sent out or given with the notice, an instrument of proxy or any other document to, or the non-receipt of any such item by, any person entitled to receive such notice shall not invalidate the proceedings at that meeting.

52.	QUORUM FOR GENERAL MEETING

52.1	No business shall be transacted at a general meeting unless a quorum is present when the meeting proceeds to business. Save as otherwise provided by these Articles, a quorum will comprise qualifying persons who together represent at least the majority of the voting rights of all the members entitled to vote, present in person or by proxy, at the relevant meeting.

52.2	For the purposes of this Article, a “qualifying person” means (i) an individual who is a member of the Company, (ii) a person authorised under section 323 of the 2006 Act to act as the representative of a corporation in relation to the meeting, or (iii) a person appointed as a proxy of a member in relation to the meeting.

52.3	The absence of a quorum will not prevent the appointment of a chairman of the meeting. Such appointment shall not be treated as being part of the business of the meeting.

53.	PROCEDURE IF QUORUM NOT PRESENT

53.1	If within fifteen (15) minutes (or such longer time not exceeding one hour as the chairman of the meeting may decide to wait) after the time appointed for the holding of the meeting a quorum is not present, or if during the meeting a quorum ceases to be present, the meeting:

(A)	if convened on the requisition of members, shall be dissolved; and

(B)	in any other case, shall stand adjourned to the same day in the next week or to such other day and at such other time and place as the chairman (or, in default, the Board) may, subject to the provisions of the 2006 Act, determine.

53.2	If at such adjourned meeting a quorum is not present within fifteen (15) minutes after the time appointed for holding it the adjourned meeting shall be dissolved.

54.	CHAIRMAN OF GENERAL MEETING

The chairman (if any) of the Board or, in his absence, the vice or deputy chairman (if any) shall preside as chairman at a general meeting. If there is no chairman or vice or deputy chairman, or if at a meeting neither is present within five minutes after the time fixed for the start of the meeting, or neither is willing to act, the Directors present shall select one of their number to be chairman of the meeting. If only one Director is present and willing to act, he shall be chairman of the meeting. In default, the members present in person and entitled to vote shall choose one of their number to be chairman of the meeting.

55.	RIGHTS OF DIRECTORS AND OTHERS TO ATTEND MEETINGS

A Director (and any other person invited by the chairman of the meeting to do so) shall be entitled to attend and speak at a general meeting and at a separate meeting of the holders of any class of shares, whether or not he is a member.

56.	ACCOMMODATION OF MEMBERS AT MEETING

If it appears to the chairman of the meeting that the meeting place specified in the notice convening the meeting is inadequate to accommodate all members entitled and wishing to attend, the meeting will be duly constituted and its proceedings valid if the chairman is satisfied that adequate facilities are available to ensure that a member who is unable to be accommodated is able (whether at the meeting place or elsewhere):

(A)	to participate in the business for which the meeting has been convened;

(B)	to hear and see all persons present who speak (whether by the use of microphones, loud-speakers, audio-visual communications equipment or otherwise); and

(C)	to be heard and seen by all other persons present in the same way.

57.	SECURITY

In addition to any measures which the Board may be required to take due to the location or venue of the meeting, the Board may make any arrangement and impose any restriction it considers appropriate and reasonable in the circumstances to ensure the security of a meeting including, without limitation, the searching of any person attending the meeting and the imposing of restrictions on the items of personal property that may be taken into the meeting place. The Board may refuse entry to, or eject from, a meeting a person who refuses to comply with any such arrangements or restrictions.

58.	POWER TO ADJOURN

58.1	The chairman of the meeting may, with the consent of any meeting at which a quorum is present, and shall, if so directed by the meeting, adjourn the meeting, from time to time (or indefinitely) and from place to place as the chairman shall determine.

58.2	Without prejudice to any other power of adjournment which the chairman of the meeting may have under these Articles, at common law or otherwise, the chairman may, without the consent of the meeting, adjourn the meeting from time to time (or indefinitely) and from place to place if he decides that it is necessary or appropriate to do so in order to:

(A)	secure the proper and orderly conduct of the meeting; or

(B)	give all persons entitled to do so an opportunity of attending the meeting; or

(C)	give all persons entitled to do so a reasonable opportunity of speaking and voting at the meeting; or

(D)	ensure that the business of the meeting is properly concluded or disposed of, including (without limitation) for the purpose of determining the result of a poll.

58.3	Without prejudice to the generality of the foregoing, the chairman of the meeting may in such circumstances direct that the meeting be held simultaneously in two or more venues connected for the duration of the meeting by audio or audio visual links or in two or more consecutive sessions with the votes taken being aggregated or that it be adjourned to a later time on the same day or a later date at the same or any other venue.

59.	NOTICE OF ADJOURNED MEETING

Whenever a meeting is adjourned for fourteen (14) days or more or indefinitely, at least seven clear days’ notice, specifying the place, the day and time of the adjourned meeting and the general nature of the business to be transacted, shall be given in the same manner as in the case of an original meeting. Except in these circumstances, no member shall be entitled to any notice of an adjournment or of the business to be transacted at any adjourned meeting.

60.	BUSINESS OF ADJOURNED MEETING

No business shall be transacted at any adjourned meeting other than the business which might properly have been transacted at the meeting from which the adjournment took place.

61.	PROPOSED SHAREHOLDER RESOLUTIONS

61.1	Any request by a member or members to propose a resolution at a meeting of the Company must, in order for the resolution to properly moved at a meeting of the Company (i) comply with the requirements of the 2006 Act and the requirements of Article 62 and (ii) contain:

(A)	to the extent that the request relates to the nomination of a director, as to each person whom the member(s) propose(s) to nominate for election or re-election as a director:

(1)	all information relating to such person that is required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act, and the regulations promulgated thereunder, including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected;

(2)	a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among such member(s) and any Member Associated Person (as defined below), on the one hand, and each proposed nominee, and his or her respective affiliates and associates, or others acting in concert therewith, on the other hand, including, without limitation all information that would be required to be disclosed pursuant to Rule 404 promulgated under Regulation S-K if the member(s) making the nomination and any Member Associated Person were the “registrant” for purposes of such rule and the nominee were a director or executive officer of such registrant;

(B)	to the extent that that request relates to any business other than the nomination of a director that the member(s) propose(s) to bring before the meeting, a comprehensive description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting, the text of the proposal (including the complete text of any resolution(s) proposed for consideration) and any material interest in such business of such member(s) and any Member Associated Person, individually or in the aggregate, including any anticipated benefit to the member(s) or any Member Associated Person therefrom; and

(C)	as to the member(s) giving the notice and the Member Associated Person, if any, on whose behalf the nomination or proposal is made:

(1)	the name and address of such member(s), as they appear on the Company’s books, and of such Member Associated Persons, if any;

(2)	the class and number of shares of the Company which are, directly or indirectly, owned beneficially and of record by such member(s) and such Member Associated Persons, if any;

(3)	any option, warrant, convertible security, share appreciation right, or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of the Company or with a value derived in whole or in part from the value of any class or series of shares of the Company, or any derivative or synthetic arrangement having the characteristics of a long position in any class or series of shares of the Company, or any contract, derivative, swap or other transaction or series of transactions designed to produce economic benefits and risks that correspond substantially to the ownership of any class or series of shares of the Company, including due to the fact that the value of such contract, derivative, swap or other transaction or series of transactions is determined by reference to the price, value or volatility of any class or series of shares of the Company, whether or not such instrument, contract or right shall be subject to settlement in the underlying class or series of shares of the Company, through the delivery of cash or other property, or otherwise, and without regard to whether the member(s) and such Member Associated Persons, if any, may have entered into transactions that hedge or mitigate the economic effect of such instrument, contract or right, or any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of shares of the Company (any of the foregoing, a “Derivative Instrument”) directly or indirectly owned beneficially by such member(s) and such Member Associated Persons, if any;

(4)	any proxy, contract, arrangement, understanding, or relationship pursuant to which such member(s) and such Member Associated Persons, if any, have the right to vote any class or series of shares of the Company;

(5)	any agreement, arrangement, understanding, relationship or otherwise, including any repurchase or similar so-called “stock borrowing” agreement or arrangement, involving such member(s) and such Member Associated Persons, if any, directly or indirectly, the purpose or effect of which is to mitigate loss to, reduce the economic risk (of ownership or otherwise) of any class or series of the shares of the Company by, manage the risk of share price changes for, or increase or decrease the voting power of, such member(s), and such Member Associated Persons, if any, with respect to any class or series of the shares of the Company, or which provides, directly or indirectly, the opportunity to profit or share in any profit derived from any decrease in the price or value of any class or series of the shares of the Company (any of the foregoing, a “Short Interest”);

(6)	any rights to dividends on the shares of the Company owned beneficially by such member(s) and such Member Associated Persons, if any, that are separated or separable from the underlying shares of the Company;

(7)	any significant equity interests or any Derivative Instruments or Short Interests in any principal competitor of the Company held by such member(s), and such Member Associated Persons, if any;

(8)	any other information relating to such member(s) or such beneficial owner that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder; and

(9)	to the extent known by the member(s) giving the notice, the name and address of any other member supporting the nominee for election or re-election as a director or the proposal of other business on the date of such request.

(D)	The information required in Article (C) above shall be updated by such member(s) as of the record date for the meeting not later than three days after the record date for the meeting);

61.2	To be eligible to be a nominee of any member(s) for election or re-election as a director of the Company, save where such election or re-election is at the recommendation of the Board, a person must deliver (in accordance with the time periods prescribed in Article 62.1 for delivery of a request pursuant to Article 61.1) to the secretary at the Registered Office a written questionnaire with respect to the background and qualifications of such individual and the background of any other person or entity on whose behalf, directly or indirectly, the nomination is being made (which questionnaire shall be provided by the secretary upon written request), and a written representation and agreement (in the form provided by the secretary upon written request) that such individual (a) is not and will not become a party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the Company, will act or vote on any issue or question (a “Voting Commitment”) that has not been disclosed therein, including without limitation any Voting Commitment that could limit or interfere with such individual’s ability to comply, if elected as a director of the Company, with such individual’s fiduciary duties under applicable law, (b) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Company with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed therein, (c) in such individual’s personal capacity and on behalf of any person or entity on whose behalf, directly or indirectly, the nomination is being made, would be in compliance, if elected as a director of the Company, and will comply, with all applicable corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines of the Company publicly disclosed from time to time and (d) irrevocably submits his or her resignation as a director effective upon a finding by a court of competent jurisdiction that such person has breached such written representation and agreement.

61.3	Except as otherwise provided by law or the Articles, the chairman of the meeting shall have the power and duty to determine whether a nomination or any other business proposed to be brought before the meeting was proposed in accordance with the procedures set out in this Article 61 and in Article 62 and, if any proposed nomination or other business is not in compliance with this Article 61 and Article 62, to declare that such defective proposal or nomination shall be disregarded.

61.4	For the purposes of this Article 61, where nominations of persons for appointment to the board and/or proposals of other business to be considered by the members (as the case may be) are made by more than one shareholder, references to a shareholder in relation to notice and other information requirements shall apply to each shareholder, respectively, as the context requires.

61.5	For purposes of this Article 61, a “Member Associated Person” of any member shall mean (i) any person controlling, directly or indirectly, or acting in concert with, such member, (ii) any beneficial owner of shares or stock of the Company owned of record or beneficially by such member or in which such member is interested, and (iii) any person controlling, controlled by or under common control with a person of the kind referred to in sub-paragraphs (i) or (ii), and for these purposes “control”, when used with respect to any person, means the possession, directly or indirectly, of the power to mange or direct the management, policies or activities of such person, whether through the ownership of voting securities, by contract, or otherwise and “controlling”, “controlled by” and “under common control with” shall be construed accordingly.

62.	TIME FOR RECEIVING REQUESTS

62.1

A member who makes a request to which Article 61.1 relates, must deliver any such request in writing to the secretary at the Registered Office not earlier than the close of business on the one hundred and twentieth (120th) calendar day nor later than the close of business on the ninetieth (90th) calendar day prior to the date of the first anniversary of the preceding year’s annual general meeting, provided, however, that if the date of an annual meeting is more than thirty (30) calendar days before or more than sixty (60) calendar days after the date of the first anniversary of the preceding year’s annual general meeting, notice by the member must be so delivered in writing not earlier than the close of business on the one hundred and twentieth (120th) calendar day prior to such annual general meeting and not later than the close of business on the later of (i) the ninetieth (90th) calendar day prior to such annual general meeting and (ii) the fifth (5th) calendar day after the day on which public announcement of the date of such annual general meeting is first made by the Company provided that in no event shall any adjournment or postponement of an annual general meeting or the public announcement thereof commence a new time period for the giving of a member’s notice as described in this Article.

62.2	For the purposes of the annual general meeting of the Company to be held in 2015, references in this Article 62 to the Company’s “preceding year’s annual general meeting” shall be construed as references to the 2014 annual general meeting of STERIS Corporation.

62.3	Notwithstanding anything in the foregoing provisions of this Article 62 to the contrary, if the number of directors to be elected to the board is increased and there is no public announcement by the Company naming all of the nominees for director or specifying the size of the increased board of directors made by the Company at least one hundred (100) calendar days prior to the date of the first anniversary of the preceding year’s annual general meeting, a member’s notice required by this Article 62 shall also be considered as validly delivered in accordance with Article 62, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the secretary at the Company’s registered not later than 5.00 p.m., local time, on the tenth (10th) calendar day after the day on which such public announcement is first made by the Company.

62.4	For purposes of this Article 62, “public announcement” shall mean disclosure in a press release reported by Reuters, the Dow Jones News Service, Associated Press or a comparable news service or in a document publicly filed by the Company with the US Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

62.5	Notwithstanding the provisions of Article 61 or the foregoing provisions of this Article 62, a member shall also comply with all applicable requirements of the 2006 Act and of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in Article 61 and this Article 62. Nothing in Article 61 or this Article 62 shall be deemed to affect any rights of members to request inclusion of proposals in, nor the right of the Company to omit proposals from, the Company’s proxy statement pursuant to Rule 14a-8 (or any successor provision) under the Exchange Act.

VOTING

63.	VOTING AT A GENERAL MEETING

63.1	A resolution put to the vote of a general meeting shall be decided on a poll. This requirement for poll voting on resolutions at a general meeting of the Company may only be removed, amended or varied by resolution of the members passed unanimously at a general meeting of the Company.

64.	POLL PROCEDURE

64.1	Each poll shall be conducted in such a manner as the chairman directs. In advance of any meeting, the chairman shall appoint scrutineers or inspectors who need not be members, to act at the meeting. The chairman may appoint one or more persons as alternate scrutineers or inspectors to replace any scrutineer or inspector who fails to act. If no scrutineer or inspector or alternate scrutineer is willing or able to act at a meeting, the chairman shall appoint one or more other persons to act as scruitineers or inspectors at the meeting. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was conducted.

64.2	Each scrutineer or inspector appointed in accordance with this Article 64 shall, prior to acting, be required to provide an undertaking to the Company, in a form determined by the board, that he or she will execute the duties of a scrutineer or inspector with strict impartiality and according to the best of his or her ability.

64.3	Any poll conducted on the election of the chairman or on any question of adjournment shall be taken at the meeting and without adjournment. A poll conducted on another question shall be taken at such time and place at the chairman decides, either at once or after an interval or adjournment.

64.4	The date and time of the opening and the closing of a poll for each matter upon which the shareholders will vote at a meeting shall be announced at the meeting. No ballot, proxies or votes, nor any revocations thereof or changes thereto, shall be accepted by the scrutineers or inspectors after the closing of the poll unless a court with relevant jurisdiction upon application by a shareholder shall determine otherwise.

64.5	The conduct of a poll (other than on an election of a chairman or on a question of adjournment) does not prevent the meeting continuing for the transaction of business other than the question on which a poll is to be conducted.

64.6	On a poll a member entitled to more than one vote need not, if he votes, use all his votes or case all the votes he uses in the same way.

65.	VOTES OF MEMBERS

65.1	Every member who (being an individual) is present in person or by duly appointed proxy or (being a corporation) is present by duly authorised representative or by duly appointed proxy shall have one vote for every share of which he is the holder.

65.2	In the case of joint holders, the vote of the senior who tenders a vote shall be accepted to the exclusion of the votes of the other joint holders. Seniority shall be determined by the order in which the names of the holders stand in the Register of Members in respect of the joint holding.

65.3	A member in respect of whom an order has been made by any court or official having jurisdiction (whether in the United Kingdom, the United States or elsewhere) in matters concerning mental disorder or incapacity may vote by his guardian or other person duly authorised to act on his behalf, who may vote by proxy. Evidence to the satisfaction of the Board of the authority of the person claiming the right to vote shall be deposited at the Registered Office, or at such other place as is specified in accordance with these Articles for the deposit of instruments of proxy, not less than forty eight (48) hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised, and in default the right to vote shall not be exercisable.

66.	CHAIRMAN’S CASTING VOTE

In the case of an equality of votes, the chairman of the meeting shall be entitled to a further or casting vote in addition to any other vote he may have or be entitled to exercise.

67.	VOTING RESTRICTIONS ON AN OUTSTANDING CALL

Unless the Board decides otherwise, no member shall be entitled to be present or vote at any meeting either personally or by proxy until he has paid all calls due and payable on every share held by him whether alone or jointly with any other person together with interest and expenses (if any) to the Company.

68.	PROXY INSTRUMENT

68.1	The appointment of a proxy shall be in any usual form or in any other form which the Board may approve and, in the case of an instrument in writing, shall be executed by or on behalf of the appointor but need not be witnessed. In the case of an instrument in writing, a corporation may execute a form of proxy either under its common seal (or in any other manner permitted by law and having the same effect as if executed under seal) or under the hand of a duly authorised officer, attorney or other person. A member may appoint more than one proxy to attend on the same occasion, but only one proxy may be appointed in respect of any one share. The appointment of a proxy shall not preclude a member from attending and voting at the meeting or at any adjournment of it. A form of proxy shall, unless it provides to the contrary, be valid for any adjournment of the meeting to which it relates.

68.2	The appointment of a proxy and any authority under which it is executed or a copy of the authority certified notarially or in some other way approved by the Board shall:

(A)	in the case of an instrument in writing be deposited at the Registered Office or at such other place as is specified in the notice convening the meeting, or in any instrument of proxy sent out by the Company in relation to the meeting, not less than forty eight (48) hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote;

(B)	in the case of an appointment contained in a communication by electronic means, where an address has been specified for the purpose of receiving communications by electronic means:

(1)	in the notice convening the meeting; or

(2)	in any instrument of proxy sent out by the Company in relation to the meeting; or

(3)	in any invitation contained in an communication by electronic means to appoint a proxy issued by the Company in relation to the meeting,

be received at such address not less than forty eight (48) hours before the time for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote;

(C)	be deemed to include the right to speak at the meeting and to vote on any amendment of a resolution put to the meeting for which it is given as the proxy thinks fit; and

(D)	unless the contrary is stated therein, be valid as well for any adjournment of the meeting as for the meeting to which it relates;

and an appointment of proxy which is not deposited, delivered or received in a manner so permitted shall be invalid (unless the Board, in its absolute discretion in relation to any such appointment, waives any such requirement and decides to treat such appointment as valid).

68.3	When two or more valid but differing appointments of proxy are delivered or received in respect of the same share for use at the same meeting and in respect of the same matter, the one which is last validly delivered or received (regardless of its date or of the date of its execution) shall be treated as replacing and revoking the other or others as regards that share. If the Company is unable to determine which appointment was last validly delivered or received, none of them shall be treated as valid in respect of that share.

68.4

The Board may at the expense of the Company send forms of appointment of proxy to the members by post, by communication by electronic means or otherwise (with or without provision for their return by pre-paid post) for use at any general meeting or at any separate meeting of the holders of any class of shares, either blank or nominating as proxy in the alternative any one or more of the Directors or any other person and worded so as to enable the proxy to vote either for or against or to withhold their vote in respect of the resolutions to be proposed at the meeting at which the proxy is to be used. If for the purpose of any meeting invitations to appoint as proxy a person or one of a number of persons specified in the invitations are issued at the Company’s expense, they shall be issued to all (and not to some only) of the members entitled to be sent notice of the meeting and to vote at it. The accidental omission to send such a form of appointment or to give such an invitation to, or the non-receipt of such form of appointment by, any member entitled to attend and vote at a meeting shall not invalidate the proceedings at that meeting.

68.5	A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the death or mental disorder of the principal or the revocation of the instrument of proxy, or of the authority under which the instrument of proxy was executed, or the transfer of the share in respect of which the instrument of proxy is given, provided that no intimation in writing of such death, mental disorder, revocation or transfer shall have been received by the Company at the Registered Office, or at such other place as is referred to in Article 68.2, not less than forty eight (48) hours (excluding days which are not working days) before the commencement of the meeting or adjourned meeting at which the instrument of proxy is used.

69.	CORPORATE REPRESENTATIVES

In accordance with the 2006 Act, any corporation which is a member entitled to attend a meeting of the Company or a meeting of the holders of any class of its shares may, by resolution of its directors or other governing body, authorise such person or persons as it thinks fit to act as its representative or representatives at any such meeting of the Company or at any such meeting of the holders of any class of its shares. Any person so authorised shall be entitled to exercise the same powers on behalf of the corporation (in respect of that part of the corporation’s holdings to which the authority relates) as the corporation could exercise if it were an individual member. The corporation shall for the purposes of these Articles be deemed to be present in person at any such meeting if a person so authorised is present at it. All references in these Articles to attendance and voting in person shall be construed accordingly. A Director, the Secretary or some other person authorised for the purpose by the Secretary may (but is not bound to) require the representative to produce a certified copy of the resolution so authorising him or such other evidence of his authority reasonably satisfactory to such person before permitting him to exercise his powers.

70.	AMENDMENT TO RESOLUTIONS

70.1	If an amendment shall be proposed to any resolution but shall in good faith be ruled out of order by the chairman of the meeting, any error in such ruling shall not invalidate the proceedings on the substantive resolution.

70.2	In the case of a resolution duly proposed as a special resolution, no amendment to it (other than an amendment to correct a patent error) may be considered or voted on and in the case of a resolution duly proposed as an ordinary resolution no amendment to it (other than an amendment to correct a patent error) may be considered or voted on unless either at least forty eight (48) hours prior to the time appointed for holding the meeting or adjourned meeting at which such ordinary resolution is to be proposed notice in writing of the terms of the amendment and intention to move it has been lodged at the Registered Office or the chairman of the meeting in his absolute discretion decides that it may be considered or voted on.

71.	OBJECTION TO ERROR IN VOTING

No objection shall be raised to the qualification of any voter or to the counting of, or failure to count, any vote, except at the meeting or adjourned meeting at which the vote objected to is given or tendered or at which the error occurs. Any such objection or error shall be referred to the chairman of the meeting, who shall not be obliged to take it into account unless he considers it to be of sufficient magnitude to affect the decision of the meeting. The chairman’s decision on such matters shall be final and binding on all concerned.

FAILURE TO DISCLOSE INTERESTS IN SHARES

72.	FAILURE TO DISCLOSE INTERESTS IN SHARES

72.1	For the purpose of this Article:

(A)	“Exempt Transfer” means, in relation to shares held by a member:

(1)	a transfer pursuant to acceptance of a takeover offer (as defined in section 974 of the 2006 Act) for the Company or in relation to any of its shares;

(2)	a transfer in consequence of a sale made through a recognised investment exchange (as defined in section 285 of the Financial Services and Markets Act 2000) or any investment exchange selected by the Company outside the United Kingdom on which the Company’s shares (or rights in respect of those shares) are normally traded; or

(3)	a transfer made in consequence of a sale in good faith of the whole of the beneficial interest in the shares to a bona fide unconnected third party, that is to say one who, in the reasonable opinion of the Board, is unconnected with the member or with any other person appearing to be interested in such shares prior to such transfer (being a party which itself is not the holder of any shares in the Company in respect of which a Direction Notice is then in force or a person appearing to be interested in any such shares) and/or the Board does not have reasonable grounds to believe that the transferor or any other person appearing to be interested in such first mentioned shares will following such transfer have any interest in such shares;

(B)	a person shall be treated as appearing to be “interested” in any shares if the member holding such shares has given to the Company information in response to a notice from the Company pursuant to section 793 of the 2006 Act (a “Section 793 Notice”) which names such person as being so interested or if the Company (after taking into account information provided in response to the relevant Section 793 Notice and any other notification under the 2006 Act or any relevant information otherwise available to the Company) knows or has reasonable cause to believe that the person in question is, or may be, interested in the shares, and references in this Article to persons interested in shares and to “interests in shares” shall be construed in accordance with section 820 of the 2006 Act;

(C)	a person, other than the member holding a share, shall be treated as appearing to be interested in such share if the member has informed the Company that the person is or may be so interested, or if the Company (after taking account of information obtained from the member or, pursuant to a duly served Section 793 Notice from anyone else) knows or has reasonable cause to believe that the person is or may be so interested;

(D)	reference to a person having failed to give to the Company information required by a Section 793 Notice, or being in default of supplying such information, includes references to his having:

(1)	failed or refused to give all or any part of such information; and

(2)	given information which he knows to be false in a material particular or recklessly given information which is false in a material particular;

(E)	“transfer” means a transfer of a share or (where applicable) a renunciation of a renounceable letter of allotment or other renounceable document of title relating to a share; and

(F)

[a recognised depositary is a custodian or other person appointed under arrangements entered into with the Company or otherwise approved by the Board whereby such custodian or other person holds or is interested, directly or indirectly through a nominee, in shares of the Company or rights or interests in respect thereof and issues securities or other documents of title, or maintains accounts, evidencing or recording the entitlement of the holders thereof, or account holders, to or to receive such shares, rights or interests, provided and to the extent that such arrangements have been approved by the Board for the purposes of this Article and shall include, where so approved by the Board, the trustees (acting in their capacity as such) of any employees’ share scheme established by the Company.]

72.2	Where a Section 793 Notice is given by the Company to a member, or another person appearing to be interested in shares held by such member, and the member or other person has failed in relation to any shares (“Default Shares”) (which expression applies also to any shares issued after the date of the Section 793 Notice in respect of those shares and to any other shares registered in the name of such member at any time whilst the default subsists) to give the Company the information required within the time period specified in such notice, then provided that ten (10) clear days have elapsed since service of the Section 793 Notice, the Board may at any time thereafter at its absolute discretion by notice to such member (a “Direction Notice”) direct that:

(A)	the member which is the subject of a Direction Notice is not entitled to be present or to vote (either in person or by proxy) at a general meeting or at a separate meeting of the holders of a class of shares or on a poll, or to exercise other rights conferred by membership in relation to the meeting or poll; and

(B)	in respect of the Default Shares that represent, at the date of the Direction Notice, 0.25 per cent or more in nominal value of the issued shares of their class:

(1)	any dividend (or any part of a dividend) or any monies which would otherwise be payable in respect of the Default Shares (except on a winding up of the Company) may be withheld by the Company, which shall have no obligation to pay interest on such dividend;

(2)	the member shall not be entitled to elect, pursuant to Article 132 (scrip dividends) or otherwise, to receive shares instead of a dividend; and

(3)	the Board may, in its absolute discretion, refuse to register the transfer of any Default Shares (subject, in the case of any uncertificated shares, to the Uncertificated Securities Regulations) unless:

(a)	the transfer is an Exempt Transfer; or

(b)	the member is not himself in default in supplying the information required and proves to the satisfaction of the Board that no person in default of supplying the information required is interested in any of the shares which are the subject of the transfer.

72.3	The Company shall send a copy of the Direction Notice to each other person appearing to be interested in the relevant Default Shares the address of whom has been notified to the Company, but failure or omission by the Company to do so shall not invalidate such notice.

72.4	[Where any person appearing to be interested in any shares has been served with a Section 793 Notice and such shares are held by a recognised depositary, the provisions of this Article shall be deemed to apply only to those shares held by the recognised depositary in which such person appears to be interested and references to default shares shall be construed accordingly.

72.5	Where the member on whom a Section 793 Notice has been served is a recognised depositary, the obligations of the recognised depositary acting in its capacity as such shall be limited to disclosing to the Company such information relating to any person appearing to be interested in the shares held by it as has been recorded by the recognised depositary pursuant to the arrangements entered into by the Company or approved by the Board pursuant to which it was appointed as a recognised depositary.]

72.6	The sanctions under paragraph 72.2 of this Article shall cease to apply seven days after the earlier of:

(A)	receipt by the Company of notice of an Exempt Transfer, but only in relation to the shares transferred; and

(B)	receipt by the Company, in a form satisfactory to the Board, of all the information required by the Section 793 Notice.

72.7	The Board may, to enable the Company to deal with Default Shares in accordance with the provisions of this Article:

(A)	[give notice in writing to any member holding Default Shares in uncertificated form requiring the member:

(1)	to change his holding of such shares from uncertificated form into certificated form within a specified period; and

(2)	then to hold such Default Shares in certificated form for so long as the default subsists; and

(B)	appoint any person to take any steps, by instruction by means of the Uncertificated System or otherwise, in the name of any holder of Default Shares as may be required to change such shares from uncertificated form into certificated form (and such steps shall be effective as if they had been taken by such holder).]

72.8	None of the provisions contained in this Article shall in any way limit or restrict the rights of the Company under sections 793 and 794 of the 2006 Act or any order made by the court under section 794 or elsewhere under Part 22 of the 2006 Act nor shall any sanction imposed by the Board pursuant to this Article cease to have effect, otherwise than as provided in this Article, unless it is so ordered by the court.

APPOINTMENT, RETIREMENT AND REMOVAL OF DIRECTORS

73.	NUMBER OF DIRECTORS

The number of Directors shall be as the Board may determine from time to time and at the date of adoption of these Articles shall be not more than 15 (fifteen) and not less than 7 (seven) in number.

74.	NO SHARE QUALIFICATION

A Director need not hold any shares but shall be entitled to receive notice of, attend and speak at all general meetings of the Company and of any class of members of the Company.

75.	COMPANY’S POWER TO APPOINT DIRECTORS

75.1	Subject to these Articles, the Company may by ordinary resolution appoint a person who is willing to act to be a Director, either to fill a vacancy or as an addition to the existing Directors, subject to the total number of Directors not exceeding any maximum number fixed by or in accordance with these Articles.

75.2	A resolution for the appointment of two or more persons as Directors by a single resolution at a general meeting shall be void unless an ordinary resolution that the resolution for appointment be proposed in such way has first been agreed to by the meeting without any vote being given against it.

76.	BOARD’S POWER TO APPOINT DIRECTORS

Without prejudice to the Company’s power to appoint a person to be a Director pursuant to these Articles, the Board shall have power at any time to appoint any person who is willing to act as a Director, either to fill a vacancy or as an addition to the existing Board or as a successor to a Director who is not re-elected at an annual general meeting and whose successor is not elected at such annual general meeting, subject to the total number of Directors not exceeding any maximum number fixed by or in accordance with these Articles.

77.	APPOINTMENT OF EXECUTIVE DIRECTORS

Subject to the 2006 Act, the Board may appoint one or more of its members to an executive office or other position of employment with the Company for such term (subject to the 2006 Act) and on any other conditions the Board thinks fit. The Board may revoke, terminate or vary the terms of any such appointment, without prejudice to a claim for damages for breach of contract between the Director and the Company.

78.	ANNUAL RE-ELECTION

78.1	Commencing with the annual general meeting of the Company in 2015, Directors shall stand for re-election at each annual general meeting of the Company.

78.2	Notwithstanding that a Director might not be re-elected at an annual general meeting, such Director shall nethertheless hold office until his successor is elected or appointed by the Board pursuant to Article 76, or until his earlier resignation or removal in accordance with these Articles or the 2006 Act.

78.3	A Director whose term expires at an annual general meeting may, if willing to act, be re-appointed.

79.	ELIGIBILITY OF NEW DIRECTORS

No person shall be eligible for nomination for election or re-election as Director at any general meeting unless:

(A)	he is recommended by the Board for appointment or, in the case of a Director retiring, re-appointment; or

(B)	in any other case, the requirements of Article 61 and 62 in respect of nominations of Directors are satisfied.

80.	REMOVAL BY ORDINARY RESOLUTION

In addition to any power of removal under the 2006 Act and subject to the provisions of these Articles, including, without limitation, Articles 61, 62 and 79 the Company may:

(A)	by ordinary resolution, of which special notice has been given in accordance with section 312 of the 2006 Act, remove any Director before the expiration of his period of office, but without prejudice to any claim for damages which he may have for breach of any contract of service between him and the Company; and

(B)	by ordinary resolution appoint another person in place of a Director removed under Article 80(A); and

(C)	without prejudice to the powers of the Directors in Article 76, appoint any person to be a Director either to fill a casual vacancy or as an additional Director.

Any person so appointed under paragraph 80(B) shall be treated, for the purposes of determining the time at which he or any other Director is to retire, as if he had become a Director on the day on which the person in whose place he is appointed was last appointed or re-appointed a Director.

81.	VACATION OF DIRECTOR’S OFFICE

81.1	Without prejudice to the provisions in these Articles for retirement, the office of a Director shall be vacated if:

(A)	he resigns by notice in writing delivered to the Secretary at the Registered Office or tendered at a Board meeting;

(B)	he only held office as a Director for a fixed term and such term expires;

(C)	he ceases to be a Director by virtue of any provision of the Statutes, is removed from office pursuant to these Articles or the Statutes or becomes prohibited by law from being a Director;

(D)	he becomes bankrupt, has an interim receiving order made against him, makes any arrangement or compounds with his creditors generally or applies to the court for an interim order in connection with a voluntary arrangement under any legislation relating to insolvency;

(E)	an order is made by any court of competent jurisdiction on the ground (however formulated) of mental disorder for his detention or for the appointment of a guardian or receiver or other person to exercise powers with respect to his property or affairs or he is admitted to hospital in pursuance of an application for admission for treatment under any legislation relating to mental health and the Board resolves that his office be vacated;

(F)	he is absent, without permission of the Board, from Board meetings for six consecutive months and the Board resolves that his office be vacated;

(G)	he is removed from office by notice in writing addressed to him at his address as shown in the Company’s register of directors and signed by not less than three-quarters of all the Directors in number (without prejudice to any claim for damages which he may have for breach of contract against the Company); or

(H)	in the case of a Director who holds executive office, his appointment to such office is terminated or expires and the Board resolves that his office be vacated.

81.2	A resolution of the Board declaring a Director to have vacated office pursuant to this Article shall be conclusive as to the fact and grounds of vacation stated in the resolution.

BOARD POWERS

82.	BOARD POWERS

Subject to the Statutes, the Company’s memorandum of association and these Articles and to any directions given by special resolution of the Company, the business of the Company shall be managed by the Board, which may exercise all the powers of the Company whether relating to the management of the business or not. No alteration of the memorandum of association or of these Articles nor any such direction shall invalidate any prior act of the Board which would have been valid if such alteration had not been made or such direction had not been given. The provisions in these Articles giving specific powers to the Board shall not limit the general powers given by this Article.

83.	DIRECTORS BELOW THE MINIMUM NUMBER

If the number of Directors is less than the minimum prescribed in accordance with these Articles, the remaining Director or Directors shall act only for the purposes of appointing an additional Director or Directors to make up such minimum or of convening a general meeting of the Company for the purpose of making such appointment. If there are no Director or Directors able or willing to act, any two members may summon a general meeting for the purpose of appointing Directors. Any additional Director so appointed shall hold office (subject to these Articles) only until the dissolution of the annual general meeting next following such appointment unless he is re-elected during such meeting.

84.	DELEGATION TO EXECUTIVE DIRECTORS

The Board may delegate to a Director holding executive office any of its powers, authorities and discretions for such time and on such terms and conditions as it shall think fit. The Board may grant to a Director the power to sub-delegate, and may retain or exclude the right of the Board to exercise the delegated powers, authorities or discretions collaterally with the Director. The Board may at any time revoke the delegation or alter its terms and conditions.

85.	DELEGATION TO COMMITTEES

85.1	The Board may delegate any of its powers, authorities and discretions (including, without limitation, those relating to the payment of monies or other remuneration to, and the conferring of benefits on, a Director) for such time and on such terms and conditions as it shall think fit to a committee consisting of one or more Directors and (if thought fit) one or more other persons. The Board may grant to the committee the power to sub-delegate, and may retain or exclude the right of the Board to exercise the delegated powers, authorities or discretions collaterally with the committee. The Board may at any time revoke the delegation or alter its terms and conditions or discharge the committee in whole or in part. Where a provision of the Articles refers to the exercise of a power, authority or discretion by the Board and that power, authority or discretion has been delegated by the Board to a committee, the provision shall be construed as permitting the exercise of the power, authority or discretion by the committee.

85.2	The Board’s power under these Articles to delegate to a committee:

(A)	includes (without limitation) the power to delegate the determination of any fee, remuneration or other benefit to be paid or provided to any Director; and

(B)	is not limited by the fact that in some Articles but not others express reference is made to particular powers being exercised by the Board or by a committee.

86.	LOCAL MANAGEMENT

The Board may establish local or divisional boards, agencies or branch offices for managing the affairs of the Company in a specified locality, either in the United States or elsewhere, and may appoint persons to be members of a local or divisional board, agency or branch office and may fix their remuneration. The Board may delegate to a local or divisional board, agency or branch office any of its powers, authorities and discretions for such time and on such terms and conditions as it thinks fit. The Board may grant to such local or divisional board, agency or branch office the power to sub-delegate, may retain or exclude the right of the Board to exercise the delegated powers, authorities or discretions collaterally with the local or divisional board, agency or branch office and may authorise the members of a local or divisional board, agency or branch (or any of them) to fill a vacancy or to act despite a vacancy. The Board may at any time revoke or alter the terms and conditions of the appointment or delegation. Subject to the terms and conditions imposed by the Board, the proceedings of a local or divisional board, agency or branch office with two or more members are governed by those Articles that regulate the proceedings of the Board, so far as applicable.

87.	DELEGATION TO AGENTS

The Board may, by power of attorney or otherwise, appoint a person to be the agent of the Company and may delegate to such person any of its powers, authorities and discretions for such purposes, for such time and on such terms and conditions (including as to remuneration) as it thinks fit. The Board may grant the power to sub-delegate and may retain or exclude the right of the Board to exercise the delegated powers, authorities or discretions collaterally with the agent. The Board may at any time revoke or alter the terms and conditions of the appointment or delegation.

88.	EXERCISE OF VOTING POWER

The Board may exercise or cause to be exercised the voting power conferred by shares in any other body corporate held or owned by the Company, or any power of appointment to be exercised by the Company, in any manner it thinks fit (including the exercise of the voting power or power of appointment in favour of the appointment of any Director as a director or other officer or employee of such company or in favour of the payment of remuneration to the directors, officers or employees of such company).

89.	PROVISION FOR EMPLOYEES

The Board may exercise any power conferred on the Company by the Statutes to make provision for the benefit of persons employed or formerly employed by any Group Member in connection with the cessation or the transfer to any person of the whole or part of the undertaking of such Group Member.

90.	OVERSEAS REGISTERS

Subject to the Statutes and the Uncertificated Securities Regulations, the Board may exercise the powers conferred on the Company with regard to the keeping of an overseas branch, local or other register in relation to members and may make and vary such regulations as it thinks fit concerning the keeping of any such register.

91.	ASSOCIATE DIRECTORS

The Board may appoint any person (not being a Director) to any office or employment having a designation or title including the word “director” or attach to any existing office or employment with the Company such designation or title and may terminate any such appointment or the use of such designation or title. The inclusion of the word “director” in the designation or title of any such office or employment shall not imply that such person is, or is deemed to be, or is empowered in any respect to act as, a Director for any of the purposes of the Statutes or these Articles.

92.	BORROWING POWERS

Subject to the Statutes, the Board may exercise all the powers of the Company to borrow money and to mortgage or charge all or part of the undertaking, property and assets (present or future) and uncalled capital of the Company and, subject to sections 549 and 551 of the 2006 Act, to create and issue debentures and other securities, whether outright or as collateral security for a debt, liability or obligation of the Company or of any third party.

93.	CHANGE OF COMPANY NAME

The name of the Company may be changed with the approval of the Board.

DIRECTORS’ REMUNERATION, EXPENSES AND BENEFITS

94.	FEES

The Company shall pay to the Directors for their services as Directors such aggregate amount of fees as the Board decides. The aggregate fees shall be divided among the Directors in such proportions as the Board decides or, if no decision is made, equally. A fee payable to a Director pursuant to this Article shall be distinct from any salary or remuneration payable to him under a service agreement or other amount payable to him pursuant to other provisions of these Articles and accrues from day to day.

95.	EXPENSES

A Director may also be paid all travelling, hotel and other expenses properly incurred by him in connection with his attendance at meetings of the Board or of committees of the Board or general meetings or separate meetings of the holders of any class of shares or otherwise in connection with the discharge of his duties as a Director, including (without limitation) any professional fees incurred by him (with the approval of the Board or in accordance with any procedures stipulated by the Board) in taking independent professional advice in connection with the discharge of such duties.

96.	REMUNERATION OF EXECUTIVE DIRECTORS

The salary or remuneration of a Director appointed to hold employment or executive office in accordance with the Articles may be a fixed sum of money, or wholly or in part governed by business done or profits made, or as otherwise decided by the Board (including, for the avoidance of doubt, by the Board acting through a duly authorised Board committee), and may be in addition to or instead of a fee payable to him for his services as Director pursuant to these Articles.

97.	SPECIAL REMUNERATION

A Director who, at the request of the Board, goes or resides abroad, makes a special journey or performs a special service on behalf of or for the Company (including, without limitation, services as a chairman or vice-chairman of the Board, services as a member of any Board committee and services which the Board considers to be outside the scope of the ordinary duties of a Director) may be paid such reasonable additional remuneration (whether by way of salary, bonus, commission, percentage of profits or otherwise) and expenses as the Board (including, for the avoidance of doubt, the Board acting through a duly authorised Board committee) may decide.

98.	PENSIONS AND OTHER BENEFITS

The Board may exercise all the powers of the Company to provide pensions or other retirement or superannuation benefits and to provide death or disability benefits or other allowances or gratuities (by insurance or otherwise) for a person who is or has at any time been a Director, an officer or a director or an employee of a company which is or was a Group Member, a company which is or was allied to or associated with the Company or with a Group Member or a predecessor in business of the Company or of a Group Member (and for any member of his family, including a spouse or former spouse, or a person who is or was dependent on him). For this purpose the Board may establish, maintain, subscribe and contribute to any scheme, trust or fund and pay premiums. The Board may arrange for this to be done by the Company alone or in conjunction with another person. A Director or former Director is entitled to receive and retain for his own benefit any pension or other benefit provided in accordance with this Article and is not obliged to account for it to the Company.

DIRECTORS’ PROCEEDINGS

99.	BOARD MEETINGS

Subject to these Articles, the Board may regulate its proceedings as it thinks fit. A Director may, and the Secretary at the request of a Director shall, call a meeting of the Board.

100.	NOTICE OF BOARD MEETINGS

Notice of a Board meeting shall be deemed to be duly given to a Director if it is given to him personally or by word of mouth or sent in writing to his last known address or any other address given to the Company by him for such purpose or given by electronic communications to an address for the time being notified to the Company by the Director. It shall not be necessary to give notice of a Board meeting to a Director who is absent with leave unless the Director has notified the Company in writing of an address or an address for electronic communications at which notice of such meetings is to be given to him when he is absent with leave. A Director may be treated as having waived his entitlement to notice of a meeting of the Board if he has not supplied the Company with the information necessary to ensure that he receives notice of a meeting before it takes place. A Director may waive the requirement that notice of any Board meeting be given to him, either prospectively or retrospectively.

In this Article “address”, in relation to documents in electronic form, includes any number or address used for the supply of documents in electronic form.

101.	QUORUM

No business shall be transacted at any meeting of the Board unless a quorum is present. The quorum may be fixed by the Board and unless so fixed at any other number shall be a majority in number of the Directors. A duly convened Board meeting at which a quorum is present shall be competent to exercise any and all of the authorities, discretions and powers vested in or exercisable by the Board.

102.	BOARD CHAIRMAN

The Board may appoint any Director to be, and may remove, a chairman and a vice- or deputy chairman of the Board. The chairman or, in his absence, the vice- or deputy chairman, shall preside at all Board meetings. If there is no chairman or vice- or deputy chairman, or if at a Board meeting neither the chairman nor the vice- or deputy chairman is present within ten minutes after the time appointed for the meeting, or if neither of them is willing to act as chairman, the Directors present may choose any Director present to be chairman of the meeting.

103.	VOTING

Questions arising at a meeting shall be decided by a simple majority of votes of the Directors present at the meeting. For the avoidance of doubt, in the case of an equality of votes, the chairman shall [not] have a second or casting vote.

104.	TELEPHONE PARTICIPATION

A Director may participate in a meeting of the Board or a committee of the Board through the medium of conference telephone, video conferencing or any other form of communication equipment if all persons participating in the meeting are able to hear and speak to each other throughout the meeting. A person participating in this way shall be deemed to be present in person at the meeting and shall be counted in a quorum and entitled to vote. Subject to the Statutes, all business transacted in this way by the Board or a committee of the Board shall be deemed for the purposes of the Articles to be validly and effectively transacted at a meeting of the Board or a committee of the Board even if one Director only is physically present at any one place. The meeting shall be deemed to take place where the largest group of those participating is assembled or, if there is no such group, where the chairman of the meeting then is.

105.	WRITTEN RESOLUTIONS

105.1	A resolution in writing executed by all the Directors for the time being entitled to receive notice of a Board meeting and unanimously in number, or by all the members of a committee of the Board for the time being entitled to receive notice of the meetings of such committee and unanimously in number, shall be as valid and effective for all purposes as a resolution duly passed at a meeting of the Board (or committee, as the case may be).

105.2	Such a resolution:

(A)	may consist of several documents in the same form each executed by one or more of the Directors or members of the relevant committee, including executions evidenced by facsimile transmission; and

(B)	to be effective, need not be signed by a Director who is prohibited by these Articles from voting on it.

106.	COMMITTEE PROCEEDINGS

Proceedings of committees of the Board shall be conducted in accordance with regulations prescribed by the Board (if any). Subject to those regulations, such proceedings shall be conducted in accordance with applicable provisions of these Articles regulating the proceedings of the Board. Where the Board resolves to delegate any of its powers, authorities and discretions to a committee and such resolution states that the committee shall consist of any one or more unnamed Directors, it shall not be necessary to give notice of a meeting of such committee to any Directors other than the Director or Directors who form the committee.

107.	MINUTES

107.1	The Board shall cause minutes to be made of:

(A)	all appointments of officers and committees made by the Board and of any such officer’s remuneration; and

(B)	the names of Directors present at every meeting of the Board, a committee of the Board, the Company or the holders of any class of shares or debentures, and all orders, resolutions and proceedings of such meetings.

107.2	Any such minutes, if purporting to be signed by the chairman of the meeting at which the proceedings were held or by the chairman of the next succeeding meeting or the Secretary, shall be prima facie evidence of the matters stated in them.

108.	VALIDITY OF PROCEEDINGS

All acts done in good faith by a meeting of the Board, or of a committee of the Board, or by a person acting as a Director or a committee member shall, notwithstanding that it may be discovered afterwards that there was a defect in the appointment of any person so acting or that any of them were disqualified from holding office, or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director or committee member and entitled to vote.

INTERESTS OF DIRECTORS

109.	CONTRACTING WITH THE COMPANY

Subject to the provisions of the Statutes, no Director or intending Director shall be disqualified by his office from contracting with the Company either as vendor, purchaser or otherwise, nor shall any such contract or any transaction or arrangement entered into on behalf of the Company in which any Director is in any way directly or indirectly interested be liable to be avoided, nor shall any Director so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office, or of the fiduciary relationship thereby established, provided that the nature of this interest has been declared by him in accordance with Article 110.

110.	DECLARATION OF INTERESTS

110.1	A Director who is in any way (directly or indirectly) interested in an existing or proposed transaction or arrangement with the Company shall declare the nature and extent of his interest to the other Directors: (i) at a meeting of the Directors; or (ii) by a notice in writing in accordance with section 184 of the 2006 Act; or (iii) by a general notice in accordance with section 185 of the 2006 Act, in the case of an existing transaction as soon as is reasonably practicable after the Director becomes so interested and in the case of a proposed transaction, prior to such transaction or arrangement being entered into by the Company. If a declaration of interest under this Article proves to be, or becomes, inaccurate or incomplete, a further declaration must be made. This Article does not require a declaration of an interest of which the Director is not aware or where the Director is not aware of the transaction or arrangement in question. For this purpose a Director shall be deemed to be aware of matters of which he ought reasonably to be aware. A Director need not declare an interest in the circumstances set out in section 177(6) or 182(6) (as applicable) of the 2006 Act.

110.2	Provided that a Director has declared the nature and extent of his interest to the other Directors, a Director notwithstanding his office:

(A)	may be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested; and

(B)	may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate in which the Company is interested,

and (i) he shall not, by reason of his office, be accountable to the Company for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate; (ii) he shall not infringe his duty to avoid a situation in which he has, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with the interests of the Company as a result of any such office or employment or any such transaction or arrangement or any interest in such body corporate; (iii) he shall not be required to disclose to the Company, or use in performing his duties as a Director of the Company, any confidential information relating to such office or employment if to make such disclosure or use would result in a breach of a duty or obligation of confidence owed by the Director in relation to or in connection with such office or employment; (iv) he may absent himself from discussions, whether in meetings of the Directors or otherwise, and exclude himself from information which will or may relate to such office, employment, transaction, arrangement or interest; and (v) no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

111.	AUTHORISATION OF BOARD OF CONFLICTS OF INTERESTS

111.1	The Directors are empowered to authorise a Director in relation to any matter proposed to the Board which, if not so authorised, would infringe the duty to avoid conflicts of interest as set out in section 175 of the 2006 Act. The Directors may give any such authorisation upon such terms as they think fit. The Directors may vary or terminate any such authorisation at any time.

111.2	If a matter, or office, employment or position has been authorised by the Directors in accordance with this Article 111 then (subject to such terms and conditions, if any, as the Directors may think fit to impose from time to time, and always subject to their right to vary or terminate such authorisations or the permissions set out below):

(A)	the Director shall not be required to disclose any confidential information relating to such matter, or office, employment or position to the Company if to make such a disclosure would result in a breach of a duty or obligation of confidence owed by him in relation to or in connection with that matter, or that office, employment or position;

(B)	the Director may absent himself from meetings of the Directors at which anything relating to that matter will or may be discussed; and

(C)	the Director may make such arrangements as such Director thinks fit for relevant papers to be received and read by a professional adviser on behalf of that Director.

111.3	A Director shall not, by reason of his office, be accountable to the Company for any benefit which he derives from any matter which has been approved by the Directors pursuant to this Article 111 (subject in any such case to any limits or conditions to which such approval was subject).

112.	PROHIBITION ON VOTING BY INTERESTED DIRECTORS

Except as otherwise provided in these Articles, a Director shall not vote in respect of any contract or arrangement or any other proposal whatsoever in which he has any material interest otherwise than by virtue of his interests in shares or debentures or other securities of or otherwise in or through the Company or any resolution of the Directors granting him authorisation under Article 111. A Director shall not be counted in the quorum of a meeting in relation to any resolution on which he is debarred from voting.

113.	ABILITY OF INTERESTED DIRECTORS TO VOTE

A Director shall (in the absence of a material interest other than those indicated below) be entitled to vote (and be counted in the quorum) in respect of any resolution concerning any of the following matters, namely:

(A)	the giving of any security or indemnity to him in respect of money lent or obligations incurred by him at the request of or for the benefit of the Company or any of its subsidiary undertakings;

(B)	the giving of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(C)	any proposal concerning an offer of shares or debentures or other securities of or by the Company or any of its subsidiary undertakings for subscription or purchase in which offer he is or is to be interested as a participant in the underwriting or sub underwriting thereof;

(D)	any proposal concerning any other company in which he is interested, directly or indirectly and whether as an officer or member or otherwise howsoever, provided that he is not interested (as that term is used in section 820 of the 2006 Act) in one per cent or more of any class of the equity share capital of such company (or of any third company through which his interest is derived) or of the voting rights available to members of the relevant company (any such interest being deemed for the purpose of this Article to be a material interest in all the circumstances);

(E)	any proposal concerning the adoption, modification or operation of a superannuation fund or retirement, death or disability benefits scheme under which he may benefit and which has been approved by or is subject to and conditional upon approval by the Board of Inland Revenue for taxation purposes;

(F)	any proposal relating to any arrangement for the benefit of employees under which he benefits or may benefit in a similar manner as the employees and which does not accord to him as a Director any privilege or advantage not generally accorded to the employees to whom the arrangement relates; or

(G)	subject to the Statutes, any proposal concerning the purchase and/or maintenance of any insurance policy under which a Director may benefit.

114.	DIVISION OF PROPOSALS

Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment) of two or more Directors to offices or employments with the Company or any company in which the Company is interested, such proposals may be divided and considered in relation to each Director separately. In such case each of the Directors concerned (if not debarred from voting under the proviso to paragraph 113(D) shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment.

115.	RULINGS ON QUESTIONS OF ENTITLEMENT TO VOTE

If any question shall arise at any meeting as to the materiality of a Director’s interest or as to the entitlement of any Director to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, such question shall (unless the Director in question is the chairman in which case he shall withdraw from the meeting and the Board shall elect a deputy chairman to consider the question in place of the chairman) be referred to the chairman of the meeting and his ruling in relation to any other Director shall be final and conclusive, except in a case where the nature or extent of the interest of the Director concerned has not been fairly disclosed.

116.	INTERESTS OF CONNECTED PERSONS

For the purposes of these Articles, an interest of any person who is for any purpose of the 2006 Act (excluding any statutory modification thereof not in force when these Articles became binding on the Company) connected with a Director shall be taken to be the interest of that Director.

117.	REMUNERATION FOR PROFESSIONAL SERVICES

Any Director may act by himself or his firm in a professional capacity for the Company and he or his firm shall be entitled to a remuneration for professional services as if he were not a Director provided that nothing herein contained shall authorise a Director or his firm to act as the Auditors.

118.	DIRECTORSHIPS OF OTHER COMPANIES

Any Director may continue to be or become a director of, or hold any other office or place of profit under, any other company in which the Company may be interested, and no such Director shall be accountable for any remuneration, salary, commission, participation in profits, pension, superannuation or other benefits received by him as a director of, or holder of any other office or place of profit under, or member of, any such other company. The Board may exercise the voting power conferred by the shares in any company held or owned by the Company in such manner in all respects as it may think fit (including the exercise thereof in favour of any resolution appointing the Directors or any of them directors of such company, or voting or providing for the payment of remuneration to the directors of such company).

SECRETARY

119.	SECRETARY

119.1	Subject to the Statutes, the Board shall appoint a Secretary and may appoint one or more persons to be a joint, deputy or assistant Secretary on such terms and conditions as it thinks fit. The Board may remove a person appointed pursuant to this Article from office and appoint another or others in his place.

119.2	Any provision of the Statutes or of these Articles requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as a Director and as, or in the place of, the Secretary.

SEALS AND DOCUMENT AUTHENTICATION

120.	APPLICATION OF SEAL

120.1	Any Seal may be used only by the authority of the Board or of a committee of the Board. The Board may decide who is to sign an instrument to which the Seal is to be affixed either generally or in relation to a particular instrument or type of instrument. The Board may decide, either generally or in a particular case, that a signature may be dispensed with or affixed by mechanical means. Unless otherwise decided by the Board:

(A)	share certificates and certificates issued in respect of debentures or other securities to which the Seal is affixed (subject to the provisions of the relevant instrument) need not be signed or, if signed, a signature may be applied by mechanical or other means or may be printed; and

(B)	every other instrument to which the Seal is affixed shall be signed by one Director and by the Secretary or a second Director.

120.2	Every share certificate or share warrant shall be issued either under the Seal (which may be affixed to it or printed on by mechanical or other means) or in such other manner as the Board, having regard to the terms of issue, the Statutes and (to the extent applicable) the rules of any investment exchange to which the shares are admitted to trading, may authorise. All references in these Articles to the Seal shall be construed in relation to share certificates and share warrants accordingly.

121.	OFFICIAL SEAL FOR USE ABROAD

The Company may exercise the powers conferred by the Statutes with regard to having an official seal for use abroad, and those powers shall be vested in the Board.

122.	DIRECTORS OR SECRETARY TO AUTHENTICATE OR CERTIFY

122.1	A Director or the Secretary or any person appointed by the Board for the purpose may authenticate any documents affecting the constitution of the Company (including the memorandum of association and these Articles) and any resolutions passed by the Company or holders of a class of shares or the Board or any committee of the Board and any books, records, documents and accounts relating to the business of the Company, and may certify copies of or extracts from any such items as true copies or extracts.

122.2	A document purporting to be a copy of a resolution of the Board or an extract from the minutes of a meeting of the Board or any committee which is certified as aforesaid shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed or, as the case may be, that such extract is a true and accurate record of the proceedings at a duly constituted meeting.

DIVIDENDS AND OTHER PAYMENTS

123.	DECLARATION

Subject to the Statutes and these Articles, the Company may by ordinary resolution declare a dividend to be paid to members according to their respective rights and interests in the profits of the Company. No such dividend shall exceed the amount recommended by the Board.

124.	INTERIM DIVIDENDS

Subject to the Statutes, the Board may pay such interim dividends (including any dividend payable at a fixed rate) as appears to the Board to be justified by the profits of the Company available for distribution. If at any time the share capital is divided into different classes, the Board may pay such interim dividends on shares which rank after shares conferring preferential rights with regard to dividend as well as on shares conferring preferential rights, unless at the time of payment any preferential dividend is in arrears. If the Board acts in good faith, it shall not incur any liability to the holders of shares conferring preferential rights for any loss that they may suffer by the lawful payment of an interim dividend on any shares ranking after those with preferential rights.

125.	ENTITLEMENT TO DIVIDENDS

125.1	Except as otherwise provided by these Articles or the rights attached to shares:

(A)	a dividend shall be declared and paid according to the amounts paid up (otherwise than in advance of calls) on the nominal value of the shares on which the dividend is paid; and

(B)	dividends shall be apportioned and paid proportionately to the amounts paid up on the nominal value of the shares during any portion or portions of the period in respect of which the dividend is paid, but if any share is issued on terms that it shall rank for dividend as from a particular date, it shall rank for dividend accordingly.

125.2	Except as otherwise provided by these Articles or the rights attached to shares:

(A)	a dividend may be paid in any currency or currencies decided by the Board; and

(B)	the Company may agree with a member that any dividend declared or which may become due in one currency will be paid to the member in another currency,

for which purpose the Board may use any relevant exchange rate current at any time as the Board may select for the purpose of calculating the amount of any member’s entitlement to the dividend.

126.	PAYMENT METHODS

126.1	The Company may pay a dividend, interest or other amount payable in respect of a share in cash or by cheque, warrant or money order or by a bank or other funds transfer system or (in respect of any uncertificated share) through the Uncertificated System in accordance with any authority given to the Company to do so (whether in writing, through the Uncertificated System or otherwise) by or on behalf of the member in a form or in a manner satisfactory to the Board. Any joint holder or other person jointly entitled to a share may give an effective receipt for a dividend, interest or other amount paid in respect of such share.

126.2	The Company may send a cheque, warrant or money order by post:

(A)	in the case of a sole holder, to his registered address;

(B)	in the case of joint holders, to the registered address of the person whose name stands first in the Register of Members;

(C)	in the case of a person or persons entitled by transmission to a share, as if it were a notice given in accordance with Article 48 (notice to persons entitled by transmission); or

(D)	in any case, to a person and address that the person or persons entitled to the payment may in writing direct.

126.3	Every cheque, warrant or money order shall be sent at the risk of the person or persons entitled to the payment and shall be made payable to the order of the person or persons entitled or to such other person or persons as the person or persons entitled may in writing direct. The payment of the cheque, warrant or money order shall be a good discharge to the Company. If payment is made by a bank or other funds transfer or through the Uncertificated System, the Company shall not be responsible for amounts lost or delayed in the course of transfer. If payment is made by or on behalf of the Company through the Uncertificated System:

(A)	the Company shall not be responsible for any default in accounting for such payment to the member or other person entitled to such payment by a bank or other financial intermediary of which the member or other person is a customer for settlement purposes in connection with the Uncertificated System; and

(B)	the making of such payment in accordance with any relevant authority referred to in paragraph 126.1 above shall be a good discharge to the Company.

126.4	The Board may:

(A)	lay down procedures for making any payments in respect of uncertificated shares through the Uncertificated System;

(B)	allow any holder of uncertificated shares to elect to receive or not to receive any such payment through the Uncertificated System; and

(C)	lay down procedures to enable any such holder to make, vary or revoke any such election.

126.5	The Board may withhold payment of a dividend (or part of a dividend) payable to a person entitled by transmission to a share until he has provided any evidence of his entitlement that the Board may reasonably require.

127.	DEDUCTIONS

The Board may deduct from any dividend or other amounts payable to any person in respect of a share all such sums as may be due from him to the Company on account of calls or otherwise in relation to any shares.

128.	INTEREST

No dividend or other money payable in respect of a share shall bear interest against the Company, unless otherwise provided by the rights attached to the share.

129.	UNCLAIMED DIVIDENDS

All unclaimed dividends or other monies payable by the Company in respect of a share may be invested or otherwise made use of by the Board for the benefit of the Company until claimed. The payment of any unclaimed dividend or other amount payable by the Company in respect of a share into a separate account shall not constitute the Company a trustee in respect of it. Any dividend unclaimed after a period of twelve (12) years from the date the dividend became due for payment shall be forfeited and shall revert to the Company.

130.	UNCASHED DIVIDENDS

If, in respect of a dividend or other amount payable in respect of a share:

(A)	a cheque, warrant or money order is returned undelivered or left uncashed; or

(B)	a transfer made by or through a bank transfer system and/or other funds transfer system(s) (including, without limitation, the Uncertificated System in relation to any uncertificated shares) fails or is not accepted, on two consecutive occasions, or one occasion and reasonable enquiries have failed to establish another address or account of the person entitled to the payment, the Company shall not be obliged to send or transfer a dividend or other amount payable in respect of such share to such person until he notifies the Company of an address or account to be used for such purpose.

131.	DIVIDENDS IN KIND

A general meeting declaring a dividend may, upon the recommendation of the Board, direct that it shall be satisfied wholly or partly by the distribution of assets (including, without limitation, paid up shares or securities of any other body corporate). Where any difficulty arises concerning such distribution, the Board may settle it as it thinks fit. In particular (without limitation), the Board may:

(A)	issue fractional certificates or ignore fractions;

(B)	fix the value for distribution of any assets, and may determine that cash shall be paid to any member on the footing of the value so fixed in order to adjust the rights of members; and

(C)	vest any assets in trustees on trust for the persons entitled to the dividend.

132.	SCRIP DIVIDENDS

132.1	The Board may, with the prior authority of an ordinary resolution and subject to such terms and conditions as the Board may determine, offer any holders of Ordinary Shares the right to elect to receive Ordinary Shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the Board) of any dividend specified by the ordinary resolution, subject to the Statutes and to the provisions of this Article.

132.2	An ordinary resolution under paragraph 132.1 of this Article may specify a particular dividend (whether or not declared), or may specify all or any dividends declared within a specified period, but such period may not end later than the beginning of the fifth annual general meeting next following the date of the meeting at which the ordinary resolution is passed.

132.3	The entitlement of each holder of Ordinary Shares to new Ordinary Shares shall be such that the relevant value of the entitlement shall be the cash amount, disregarding any tax credit, (or as near to such cash amount as the Board considers appropriate) that such holder would have received by way of dividend. For this purpose, “relevant value” shall be calculated by reference to the average of the middle market quotations for the Ordinary Shares for the day on which the Ordinary Shares are first quoted “ex” the relevant dividend and the four subsequent dealing days, or in such other manner as may be determined by or in accordance with the ordinary resolution. A written confirmation or report by the Auditors as to the amount of the relevant value in respect of any dividend shall be conclusive evidence of that amount.

132.4	The Board may make any provision it considers appropriate in relation to an allotment made or to be made pursuant to this Article (whether before or after the passing or the ordinary resolution referred to in paragraph 132.1 of this Article), including (without limitation):

(A)	the giving of notice to holders of the right of election offered to them;

(B)	the provision of forms of election and/or a facility and a procedure for making elections through the Uncertificated System (whether in respect of a particular dividend or dividends generally);

(C)	determination of the procedure for making and revoking elections;

(D)	the place at which, and the latest time by which, forms of election and other relevant documents must be lodged in order to be effective;

(E)	the disregarding or rounding up or down or carrying forward of fractional entitlements, in whole or in part, or the accrual of the benefit of fractional entitlements to the Company (rather than to the holders concerned); and

(F)	the exclusion from any offer of any holders of Ordinary Shares where the Board considers that the making of the offer to them would or might involve the contravention of the laws of any territory or that for any other reason the offer should not be made to them.

132.5	The dividend (or that part of the dividend in respect of which a right of election has been offered) shall not be payable on Ordinary Shares in respect of which a valid election has been made (“the elected Ordinary Shares”). Instead additional Ordinary Shares shall be allotted to the holders of the elected Ordinary Shares on the basis of allotment determined under this Article. For such purpose, the Board may capitalise out of any amount for the time being standing to the credit of any reserve or fund of the Company (including any share premium account, capital redemption reserve and profit and loss account), whether or not available for distribution, a sum equal to the aggregate nominal amount of the additional Ordinary Shares to be allotted on that basis and apply it in paying up in full the appropriate number of unissued Ordinary Shares for allotment and distribution to the holders of the elected Ordinary Shares on that basis.

132.6	The additional Ordinary Shares when allotted shall rank pari passu in all respects with the fully paid Ordinary Shares in issue on the record date for the dividend in respect of which the right of election has been offered, except that they will not rank for any dividend or other entitlement which has been declared, paid or made by reference to such record date.

132.7	The Board may:

(A)	do all acts and things which it considers necessary or expedient to give effect to any such capitalisation, and may authorise any person to enter on behalf of all the members interested into an agreement with the Company providing for such capitalisation and incidental matters and any agreement so made shall be binding on all concerned;

(B)	establish and vary a procedure for election mandates in respect of future rights of election and determine that every duly effected election in respect of any Ordinary Shares shall be binding on every successor in title to the holder of such shares; and

(C)	terminate, suspend or amend any offer of the right to elect to receive Ordinary Shares in lieu of any cash dividend at any time and generally implement any scheme in relation to any such offer on such terms and conditions as the Board may from time to time determine and take such other action as the Board may deem necessary or desirable from time to time in respect of any such scheme.

133.	RESERVES

The Board may set aside out of the profits of the Company and carry to reserve such sums as it thinks fit. Such sums standing to reserve may be applied, at the Board’s discretion, for any purpose to which the profits of the Company may properly be applied and, pending such application, may either be employed in the business of the Company or be invested in such investments as the Board thinks fit. The Board may divide the reserve into such special funds as it thinks fit and may consolidate into one fund any special funds or any parts of any special funds into which the reserve may have been divided as it thinks fit. The Board may also carry forward any profits without placing them to reserve.

134.	CAPITALISATION OF PROFITS AND RESERVES

134.1	The Board may, with the authority of an ordinary resolution:

(A)	subject to this Article, resolve to capitalise any undistributed profits of the Company (whether or not available for distribution) or any sum standing to the credit of any reserve or fund of the Company (including any share premium account, capital redemption reserve and profit and loss account), whether or not available for distribution;

(B)	appropriate the sum resolved to be capitalised to the members in proportion to the nominal amounts of the shares (whether or not fully paid) held by them respectively which would entitle them to participate in a distribution of that sum if the shares were fully paid and the sum were then distributable and were distributed by way of dividend and apply such sum on their behalf either in or towards paying up the amounts, if any, unpaid on any shares held by them respectively, or in paying up in full unissued shares or debentures of the Company of a nominal amount equal to that sum, and allot the shares or debentures credited as fully paid to those members or as the Board may direct, in those proportions, or partly in one way and partly in the other, but so that the share premium account, the capital redemption reserve and any profits or reserves which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued shares to be allotted to members credited as fully paid;

(C)	resolve that any shares so allotted to any member in respect of a holding by him of any partly paid shares shall, so long as such shares remain partly paid, rank for dividend only to the extent that such partly paid shares rank for dividend;

(D)	make such provision by the issue of fractional certificates (or by ignoring fractions or by accruing the benefit of fractions to the Company rather than to the members concerned) or by payment in cash or otherwise as the Board may determine in the case of shares or debentures becoming distributable in fractions;

(E)	authorise any person to enter on behalf of all the members concerned into an agreement with the Company providing for either:

(1)	the allotment to them respectively, credited as fully paid, of any further shares or debentures to which they are entitled upon such capitalisation; or

(2)	the payment up by the Company on behalf of such members by the application thereto of their respective proportions of the reserves or profits resolved to be capitalised, of the amounts or any part of the amounts remaining unpaid on their existing shares, and so that any such agreement shall be binding on all such members; and

(F)	generally do all acts and things required to give effect to such resolution.

134.2	This Article (which is without prejudice to the generality of the provisions of Article 134) applies where:

(A)	the Board has established a Rights Plan and has granted Rights in accordance therewith as provided in Articles 12.1 and 12.2 above; and

(B)	the Board has exercised any discretion which may be conferred upon it by any Rights Plan so established to exchange or cause to be exchanged all or part of the Rights (other than Rights held by or on behalf of an Acquiring Person, which would have become void) for Ordinary Shares [(and/or Depositary Interests representing shares)] and/or shares of another class or series.

134.3	For the purposes of giving effect to any such exchange as is referred to in Article 134.2(B), the Board may:

(A)	resolve to capitalise an amount standing to the credit of reserves (including a share premium account, capital redemption reserve and profit and loss account), whether or not available for distribution, being an amount equal to the nominal amount of the Ordinary Shares [(or the Depositary Interests representing which)] and/or the other shares which are to be exchanged for the Rights (other than Rights held by or on behalf of an Acquiring Person); and

(B)	apply that sum in paying up in full shares and allot such shares, credited as fully paid, to the holders of Rights (other than an Acquiring Person) [and/or to the Depositary to enable the Depositary to issue Depositary Interests representing such shares to the holders of Rights (other than an Acquiring Person)] in exchange for the Rights (other than Rights held by or on behalf of an Acquiring Person).

134.4	The provisions of sub-paragraphs 134.1(D), 134.1(E), 134.1(F) shall apply (mutatis mutandis) to any resolution of the Board pursuant to Article 134.3 as they apply to any resolution of the Board pursuant to Article 134.1.

134.5	For the purposes of this Article 134:

(A)	“Rights Plan” and “Rights” shall have the respective meanings ascribed to them in Articles 12.1 and 12.2 (respectively); and

(B)	“Acquiring Person” shall have the meaning ascribed to it in Article 12.5.

RECORD DATES

135.	BOARD TO FIX DATE

Notwithstanding any other provision of these Articles but without prejudice to the rights attached to any shares and subject to the Statutes the Company or the Board may fix any date (“the record date”) as the date at the close of business (or such other time as the Board may decide) on which persons registered as the holders of shares or other securities shall be entitled to receipt of any dividend, distribution, interest, allotment, issue, notice, information, document or circular. A record date may be on or at any time before any date on which such item is paid, made, given or served or (in the case of any dividend, distribution, interest, allotment or issue) after any date on which such item is recommended, resolved, declared or announced.

ACCOUNTS

136.	ACCESS TO ACCOUNTING RECORDS

No member (other than an officer of the Company) shall have any right of inspecting any accounting record or other document of the Company unless he is authorised to do so by statute, by order of the court, by the Board or by an ordinary resolution.

137.	DISTRIBUTION OF ANNUAL ACCOUNTS

137.1	In respect of each financial year, a copy of the Company’s annual accounts, Directors’ report and Auditors’ report on those accounts shall be sent by post or delivered or given, in electronic form to an address for the time being notified to the Company by the member (or, where the member is a company, deemed to have been so notified to the Company by a provision of the 2006 Act), to every member, every holder of debentures, and every other person who is entitled to receive notices of general meetings, in each case not less than twenty one (21) clear days before the date of the meeting at which copies of those documents are to be laid in accordance with the Statutes. This Article does not require copies of such documents to be sent or delivered or given to a person who is not entitled to receive notices of general meetings and of whose address the Company is unaware or to more than one of the joint holders of shares or debentures.

137.2	Where permitted in accordance with the Statutes, the Company may send a summary financial statement to any member instead of or in addition to the documents referred to in paragraph 137.1 of this Article.

137.3	References in this Article to sending to any persons printed copies include references to using electronic communications for sending those copies to such address as may for the time being be notified to the Company by that person for that purpose. For the purposes of this Article, copies of those documents are also to be treated as sent to a person where:

(A)	the Company and that person have agreed to that person having access to the documents on a website (instead of their being sent to such person);

(B)	the documents are documents to which that agreement applies; and

(C)	that person is notified, in a manner for the time being agreed for the purpose between such person and the Company, of:

(1)	the publication of the documents on a website;

(2)	the address of that website; and

(3)	the place on that website where the documents may be accessed, and how they may be accessed.

In this Article, “address” includes any number or address used for the purpose of electronic communications.

(D)	For the purposes of this Article, documents treated in accordance with Article 137.3 as sent to any person are to be treated as sent to such person not less than twenty one (21) days before the date of a meeting if, and only if:

(1)	the documents are published on the website throughout a period beginning at least twenty one (21) days before the date of the meeting and ending with the conclusion of the meeting; and

(2)	the notification given for the purposes of Article 137.3(C) is given not less than twenty one (21) days before the date of the meeting.

137.4	Nothing in Article 137.3 shall invalidate the proceedings of a meeting where:

(A)	any documents that are required to be published as mentioned in Article 137.3(C)(1) are published for a part, but not all, of the period mentioned in that paragraph; and

(B)	the failure to publish those documents throughout that period is wholly attributable to circumstances which it would not be reasonable to have expected the Company to prevent or avoid.

137.5	This Article shall not require a copy of the documents referred to in paragraphs 137.1 or 137.2 of this Article to be sent to any person of whose address the Company is not aware or to more than one of the joint holders of any shares or debentures.

COMMUNICATIONS

138.	COMMUNICATIONS

Any documents or information to be sent or supplied by or to the Company may be sent or supplied in hard copy form, in electronic form or by means of a website to the extent permitted by the statutes and these Articles.

139.	COMMUNICATIONS TO THE COMPANY

139.1	A document or information is validly sent or supplied by a member to the Company in hard copy form if it is sent or supplied by hand or by post (in a prepaid envelope) to:

(A)	an address specified by the Company for the purpose;

(B)	the Registered Office; or

(C)	an address to which any provision of the Statutes authorises the document or information to be sent or supplied.

139.2	A document or information may only be sent or supplied by a member to the Company in electronic form if the Company has agreed by notice to the members that the document or information may be sent or supplied in that form (and not revoked that agreement) or the Company is deemed to have so agreed by a provision of the Statutes.

139.3	Subject to paragraph 139.2 above, where a document or information is sent or supplied by electronic means, it may only be sent or supplied to an address:

(A)	specified for the purpose by the Company (generally or specifically); or

(B)	deemed by a provision of the Statutes to have been so specified.

140.	COMMUNICATIONS BY THE COMPANY OR THE BOARD IN HARD COPY FORM

140.1	A document or information sent or supplied by the Company or the Board in hard copy form must be:

(A)	handed to the intended recipient; or

(B)	sent or supplied by hand or by post (in a pre-paid envelope):

(1)	to an address specified for the purpose by the intended recipient;

(2)	to a company at its registered office;

(3)	to a person in his capacity as a member, at his address as shown in the register;

(4)	to a person in his capacity as a Director, at his address as shown in the register of directors; or

(5)	to an address to which any provision of the Statutes authorises the document or information to be sent or supplied.

140.2	Where the Company is unable to obtain any address falling within paragraph 140.1 above, the document or information may be sent or supplied to the intended recipient’s last address known to the company.

141.	COMMUNICATIONS BY THE COMPANY IN ELECTRONIC FORM

141.1	A document or information may only be sent or supplied by the Company or the Board in electronic form:

(A)	to a person who has agreed (generally or specifically) that the document or information may be sent or supplied in that form (and not revoked that agreement); or

(B)	to a company that is deemed to have so agreed by a provision in the Statutes.

141.2	Where the document or information is sent or supplied by electronic means, it may only be sent or supplied to an address:

(A)	specified for the purpose by the intended recipient (generally or specifically); or

(B)	where the intended recipient is a company, deemed by a provision of the Statutes to have been so specified.

142.	COMMUNICATIONS BY THE COMPANY BY MEANS OF A WEBSITE

142.1	A document or information may only be sent or supplied by the Company to a person by being made available on a website if the person:

(A)	has agreed (generally or specifically) that the document or information may be sent or supplied to him or her in that manner; or

(B)	is taken to have so agreed in accordance with the Statutes,

and has not revoked that agreement.

142.2	A document or information authorised or required to be sent or supplied by means of a website must be made available in a form, and by a means, that the Company reasonably considers will enable the recipient to read it (and see any images contained in it) with the naked eye and to retain a copy of it.

142.3	The Company must notify the intended recipient of:

(A)	the presence of the document or information on the website;

(B)	the address of the website;

(C)	the place on the website where it may be accessed; and

(D)	how to access the document or information.

142.4	The document or information is taken to be sent:

(A)	on the date on which the notification required by paragraph 142.3 above is sent; or

(B)	if later, the date on which the document or information first appears on the website after that notification is sent.

142.5	The Company must make the document or information available on the website throughout:

(A)	the period specified by any applicable provision of the Statutes; or

(B)	if no such period is specified, the period of twenty eight (28) days beginning with the date on which the notification required by paragraph 142.3 is sent to the person in question.

A failure to make a document or information available on a website throughout the period mentioned in this paragraph 142.5 shall be disregarded if (1) it is made available on the website for part of that period and (2) the failure to make it available throughout that period is wholly attributable to circumstances that it would not be reasonable to have expected the Company to prevent or avoid.

142.6	A notice of a general meeting of the Company given by means of a website must:

(A)	state that it concerns a notice of a meeting of the Company;

(B)	specify the place, date and time of the meeting; and

(C)	state whether the meeting is to be an annual general meeting.

143.	COMMUNICATIONS BY OTHER MEANS

143.1	A document or information that is sent or supplied to the Company otherwise than in hard copy form, electronic form or by means of a website is validly sent or supplied if it is sent or supplied in a form or manner that has been agreed by the Company.

143.2	A document or information that is sent or supplied by the Company or the Board otherwise than in hard copy form, electronic form or by means of a website is validly sent or supplied if it is sent or supplied in a form or manner that has been agreed by the intended recipient.

144.	FAILURE TO DELIVER BY ELECTRONIC MEANS

If any document or information has been sent or supplied by electronic means in accordance with Article 141 to any member at his or her address specified for the purpose or deemed to be so specified and the Company becomes aware of a failure in delivery (and subsequent attempts to send or supply such document or information by electronic means also result in a failure in delivery), the Company shall either:

(A)	send or supply a hard copy of such document or information to such member; or

(B)	notify such member of the information set out in Article 142.3,

in each case in the manner described in Article 140.1.

145.	WHEN SERVICE IS EFFECTED ON A MEMBER

145.1	Where a document or information is, under Article 140.1, sent or supplied by post, service or delivery to a member it shall be deemed to be effected:

(A)	if sent by first class post or special delivery post from an address in the United Kingdom to another address in the United Kingdom, or from an address in the United States to another address in the United States, or by a postal service similar to first class post or special delivery post from an address in another country to another address in that other country, at the expiration of twenty four (24) hours after the time when the cover containing the same is posted; or

(B)	in any other case, on the second day following that on which the document or information was posted,

and in proving such service or delivery it shall be sufficient to prove that such cover was properly addressed and posted.

145.2	Where a document or information is, under Article 141, sent or supplied by electronic means to an address specified for the purpose by the intended recipient, service or delivery shall be deemed to be effected on the same day on which it is sent or supplied and in proving such service it will be sufficient to prove that it was properly addressed.

145.3	Where a document or information is, under Article 142, sent or supplied by means of a website, service or delivery shall be deemed to be effected when (a) the material is first made available on the website or (b) if later, when the recipient received (or, in accordance with this Article 145, is deemed to have received) notification of the fact that the material was available on the website.

146.	NOTICE BY ADVERTISEMENT

146.1	If at any time by reason of the suspension or curtailment of postal services within the United Kingdom or the United States the Company is unable effectively to convene a general meeting by notices sent through the post, a general meeting may be convened by notice advertised on the same date in at least one national newspaper in the United Kingdom and/or the United States (as applicable) and such notice shall be deemed to have been duly served on all members entitled thereto on the day when the advertisement appears. In any such case the Company shall send confirmatory copies of the notice by post if at least six clear days prior to the meeting the posting of notices to addresses throughout the United Kingdom or the United States (as applicable) again becomes practicable.

146.2	Notwithstanding anything in the Statutes or these Articles, if by reason of suspension or curtailment of postal services within the United Kingdom or the United States the Company is unable in the opinion of the Board to deliver the documents referred to in paragraphs 137.1 or 137.2 of Article 137 (as the case may be) to persons entitled thereto by the time therein prescribed, the Company may nevertheless proceed validly to convene and hold the general meeting before which such documents are to be laid by giving notice of such meeting in accordance with paragraph 146.1 of this Article, but so that the reference in the final sentence of that paragraph to “confirmatory copies of the notice” shall be read to include the relevant documents referred to in Article 137 and the reference therein to “six clear days” shall be read as “three clear days” and provided always that such documents shall be made available for inspection during normal business hours at the Registered Office throughout the period from the date of publication of the notice convening such meeting until the date of the meeting and also at the meeting itself.

147.	DOCUMENTS AND INFORMATION TO JOINT HOLDERS

All notices directed to be given to the members shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the register, and notice so given shall be sufficient notice to all the holders of such share.

148.	SERVICE OF DOCUMENTS AND INFORMATION ON PERSONS ENTITLED TO SHARES BY TRANSMISSION

A person entitled to a share in consequence of the death or bankruptcy of a member upon supplying to the Company such evidence as the Board may reasonably require to show his title to the share, and upon supplying also an address in the United Kingdom or the United States or such other jurisdiction as the Board may consider appropriate for the service of notices, shall be entitled to have served upon or delivered to him at such address any notice or document to which the member but for his death or bankruptcy would be entitled, and such service or delivery shall for all purposes be deemed to be sufficient service for delivery of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share. Save as aforesaid any notice or document delivered or sent by post to or left at the address of any member in pursuance of these presents shall, notwithstanding that such member be then dead or bankrupt, and whether or not the Company shall have notice of his death or bankruptcy, be deemed to have been duly served or delivered in respect of any share registered in the name of such member as sole or first named joint holder.

149.	MEMBERS NOT ENTITLED TO NOTICES, DOCUMENTS AND INFORMATION

A member who has not supplied to the Company an address for the service of notices shall not be entitled to receive notices from the Company.

150.	DOCUMENT DESTRUCTION

150.1	The Company may destroy:

(A)	any share certificate or other evidence of title to shares which has been cancelled at any time after one year from the date of such cancellation;

(B)	any mandate for the payment of dividends or other amounts or any variation or cancellation of such mandate or any other instruction concerning the payment of monies or any notification of change of name or address at any time after two years from the date such mandate, variation, cancellation or notification was recorded by the Company;

(C)	any instrument or other evidence of transfer of shares or renunciation of an allotment of shares which has been registered at any time after six years from the date of registration; and

(D)	any other document on the basis of which an entry in the Register is made at any time after six years from the date an entry in the Register was first made in respect of it,

and the Company may destroy any such document earlier than the relevant date, provided that a permanent record of the document is made (on microfilm, computer disc or otherwise) which is not destroyed before that date.

150.2	It shall be conclusively presumed in favour of the Company that every entry in the Register of Members purporting to have been made on the basis of a document destroyed in accordance with this Article was duly and properly made, that every instrument of transfer so destroyed was duly registered, that every share certificate so destroyed was valid and was duly cancelled and that every other document so destroyed was valid and effective in accordance with the recorded particulars in the records of the Company, provided that:

(A)	this Article shall apply only to the destruction of a document in good faith and without express notice of any claim (regardless of the parties to it) to which the document might be relevant;

(B)	nothing in this Article imposes on the Company any liability in respect of the destruction of any such document otherwise than as provided for in this Article which would not attach to the Company in the absence of this Article; and

(C)	references in this Article to the destruction of any document include references to the disposal of it in any manner.

MISCELLANEOUS

151.	INDEMNITY AND INSURANCE

Subject to and to the fullest extent permitted by the Statutes, but without prejudice to any indemnity to which he may be otherwise entitled:

151.1	every Director (and every director of any associated company of the Company) shall be entitled to be indemnified out of the assets of the Company against all costs and liabilities incurred by him in relation to any proceedings (whether civil or criminal) or any regulatory investigation or action which relate to anything done or omitted or alleged to have been done or omitted by him in his capacity as such save that no such person shall be entitled to be indemnified (whether directly or indirectly):

(A)	for any liability incurred by him in connection with any negligence, default, breach of duty or breach of trust in relation to the Company or any associated company of the Company;

(B)	for any fine imposed in criminal proceedings which have become final;

(C)	for any sum payable to a regulatory authority by way of a penalty in respect of non-compliance with any requirement of a regulatory nature howsoever arising;

(D)	for any liability incurred by him in defending any criminal proceedings in which he is convicted and such conviction has become final;

(E)	for any liability incurred by him in defending any civil proceedings bought by the Company or an associated company of the Company in which a final judgment has been given against him; and

(F)	for any liability incurred by him in connection with any application under sections 660, 661 or 1157 of the 2006 Act in which the court refuses to grant him relief and such refusal has become final;

151.2	every Director (and every director of any associated company of the Company) shall be entitled (i) to have funds provided to him by the Company to meet expenditure incurred or to be incurred by him in defending himself in any proceedings (whether civil or criminal) or in connection with an application for relief (as defined in section 205(5) of the 2006 Act) or in an investigation, or against action proposed to be taken, by a regulatory authority or (ii) to receive assistance from the Company as will enable any such person to avoid incurring such expenditure, where such proceedings, application, investigation or action are in connection with any alleged negligence, default, breach of duty or breach of trust by him in relation to the Company or any associated company of the Company, provided that he will be obliged to repay any funds provided to him no later than:

(A)	if he is convicted in such proceedings, the date when the conviction becomes final; or

(B)	in the event of judgment being given against him in such proceedings, the date when the judgment becomes final; or

(C)	if the court refuses to grant him such relief, the date when the refusal becomes final; or

(D)	if he becomes liable for any sum payable to a regulatory authority by way of penalty in respect of non-compliance with any requirement of a regulatory nature howsoever arising, the date on which any appeal relating to such sum becomes final (within the meaning of section 205(3) of the 2006 Act); and

151.3	every Director shall be entitled to be indemnified out of the assets of the Company against all costs and liabilities incurred by him in relation to any of the Company’s activities as trustee of an occupational pension scheme (as defined in section 235(6) of the 2006 Act) save that no Director shall be entitled to be indemnified:

(A)	for any fine imposed in criminal proceedings which have become final;

(B)	for any sum payable to a regulatory authority by way of a penalty in respect of non-compliance with any requirement of a regulatory nature howsoever arising; and

(C)	for any costs for which he has become liable in defending any criminal proceedings in which he is convicted and such conviction has become final.

152.	PURCHASE OF INSURANCE

Subject to the Statutes, the Board may purchase and maintain insurance at the expense of the Company for the benefit of any person who is or was at any time a director or other officer or employee of the Company or any associated company of the Company or in which the Company has an interest whether direct or indirect or who is or was at any time a trustee of any pension fund or employee benefits trust in which any employee of any such body corporate is or has been interested indemnifying such person against any liability which may attach to him or loss or expenditure which he may incur in relation to anything done or alleged to have been done or omitted to be done as a director, officer, employee or trustee.

153.	BUSINESS COMBINATIONS

153.1	The adoption or authorisation of any Business Combination must be pre-approved by members of the Company representing at least two-thirds in nominal value of the issued share capital of the Company (excluding shares held by the Company). The foregoing vote shall be in lieu of any lesser vote of the holders of the voting shares of the Company voting as one class otherwise required by law or by agreement, but shall be in addition to any class vote or other vote otherwise required by law, these Articles or any agreement to which the Company is a party.

153.2	For the purposes of this Article 153, the term “Business Combination” shall mean the sale or lease or exchange of all or substantially all of the property and of the assets of the Company to any person.

154.	MANDATORY OFFER PROVISIONS

154.1	A person must not:

(A)	effect or purport to effect a Prohibited Acquisition (as defined in Article 154.10), or

(B)	except as a result of a Permitted Acquisition (as defined in Article 154.8)

(1)	whether by a series of transactions over a period of time or not, acquire an interest in shares which (on their own or taken together with shares in which persons determined by the Board to be acting in concert with him or her are interested) carry 30 per cent or more of the voting rights of the Company, or

(2)	whilst he or she (alone or together with persons determined by the Board to be acting in concert with him or her) is interested in shares that in aggregate carry not less than 30 per cent but not more than 50 per cent of the voting rights of the Company, acquire, whether by himself or herself or with persons determined by the Board to be acting in concert with him or her, an interest in any other shares that (on their own or taken together with any interests in shares held by persons determined by the Board to be acting in concert with him or her) increases the percentage of shares carrying voting rights in which he or she is interested,

(each of (1) and (2) a “Limit”).

154.2	Where any person breaches any Limit, except as a result of a Permitted Acquisition, or becomes interested in any shares as a result of a Prohibited Acquisition, that person is in breach of these Articles.

154.3	Where the Board has reason to believe that any Limit is or may be breached or any Prohibited Acquisition has been or may be effected it may require any member or any other person [(other than, in each case, a Depositary in its capacity as Depositary)] to provide details of (i) any persons acting in concert with such member or other person, (ii) any interests in shares of such member (or other person or any persons acting in concert with them), and (iii) any other information, as in each case the Board considers appropriate to determine any of the matters under this Article 154.

154.4	Where the Board determines (at any time and without any requirement to have first exercised any of its rights under Article 154.3) that any Limit is breached (and, in the case of a breach of a Limit which is capable of becoming a Permitted Acquisition in accordance with the provisions of Article 154.8 (C) at any time when such acquisition has not become a Permitted Acquisition) or any Prohibited Acquisition has been effected (or is purported) by any person or persons (such person, together with any persons determined by the Board to be acting in concert with him or her, being “Breaching Persons”), the Board may do all or any of the following

(A)	determine that members shall not be entitled in respect of any shares held by the Breaching Persons, or in respect of which the Breaching Persons are interested, in breach of this Article 154 (together, “Relevant Shares”) to be present or to vote (either in person or by proxy) at a general meeting or at a separate meeting of the holders of a class of shares,

(B)	determine that any dividend or other distribution (or any part of a dividend or other distribution) or other amount payable in respect of the Relevant Shares shall be withheld by the Company, which shall have no obligation to pay interest on it, and that the relevant member shall not be entitled to elect, pursuant to Article 132, to receive shares instead of a dividend, and

(C)	determine that no transfer of any certificated Relevant Shares [(other than any Relevant Shares held by a Depositary in its capacity as Depositary)] to or from a Breaching Person shall be registered.

154.5	For the purpose of enforcing the sanction in Article 154.4(C) the Board may give notice to the relevant member requiring the member to change the Relevant Shares held in uncertificated form to certificated form by the time stated in the notice. The notice may also state that the member may not change any Relevant Shares held in certificated form to uncertificated form. If the member does not comply with the notice, the Board may require the Operator to convert Relevant Shares held in uncertificated form into certificated form in the name and on behalf of the relevant member in accordance with the Uncertificated Securities Regulations.

154.6	[Where any Relevant Shares are held by any Depositary in its capacity as a Depositary, the provisions of this Article 154 shall be treated as applying only to such Relevant Shares held by any such Depositary and not to any other shares held by the relevant Depositary.]

154.7	[No Depositary shall be in breach of Article 154.1 or Article 154.2 or be a Breaching Person solely as a result of holding any shares (or interests in shares) in its capacity as a Depositary, provided that any shares held by any such Depositary may still be Relevant Shares. Notwithstanding the preceding sentences, all interests in shares held by or on behalf of persons other than a Depositary with respect to shares held by such Depositary shall be taken into account for all purposes of this Article.]

154.8	An acquisition is a “Permitted Acquisition” (or, in the case of Article 154.8 (C) an acquisition will become a Permitted Acquisition upon completion of the making and implementation of a Mandatory Offer in accordance with, and compliance with the other provisions of, Article 154.8 (C)) if:

(A)	the Board consents to the acquisition or the acquisition is pursuant to an offer made by or on behalf of the acquirer that is recommended by the Board; or

(B)	the acquisition is made as a result of a voluntary offer made and implemented, save to the extent that the Board determines otherwise:

(1)	for all of the issued and outstanding shares of the Company (except not necessarily for those already held by the acquirer);

(2)	in cash (or accompanied by a full cash alternative); and

(3)	otherwise in accordance with the provisions of the Takeover Code (as if the Takeover Code applied to the Company); or

(C)	the acquisition is from a single shareholder and is made pursuant to a single transaction which causes a breach of a Limit (otherwise than as a result of an offer) and provided that:

(1)	no further acquisitions are made by the acquirer (or any persons determined by the Board to be acting in concert with him or her) other than (a) pursuant to a Mandatory Offer made in accordance with Article 154.8 (B)(2) or (b) Permitted Acquisitions under Article 154.8 (A), (D) or (E), provided that no such further acquisition (other than pursuant to a Mandatory Offer made in accordance with Article 154.8 (C)(2)) shall be or become, in any event, a Permitted Acquisition under this Article 154.8 (C); and

(2)	the acquirer makes, within 7 days of such breach, and does not subsequently withdraw, an offer which, except to the extent the Board determines otherwise, is made and implemented in accordance with Rule 9 and the other relevant provisions of the Takeover Code (as if it so applied to the Company) (a “Mandatory Offer”), and (for the avoidance of doubt) acquisitions pursuant to a Mandatory Offer shall (subject to compliance with the other provisions of this Article 154.8 (C)) also be Permitted Acquisitions; or

(D)	the acquisition was approved previously by an ordinary resolution passed by a general meeting of members if no votes are cast in favour of the resolution by:

(1)	the person proposing to make the acquisition and any persons determined by the Board to be acting in concert with him or her; or

(2)	the persons (if any) from whom the acquirer (together with persons determined by the Board to be acting in concert with him or her) has agreed to acquire shares or has otherwise obtained an irrevocable commitment in relation to the acquisition of shares by the acquirer or any persons determined by the Board to be acting in concert with him or her; or

(E)	there is an increase in the percentage of the voting rights attributable to an interest in shares held by a person or by persons determined by the Board to be acting in concert with him or her and such an increase would constitute a breach of any Limit where such increase results from the Company redeeming or purchasing its own shares or interests in shares.

154.9	Unless the Board determines otherwise, in the case of a Permitted Acquisition pursuant to Articles 154.8(A), 154.8(B) or 154.8(C) above, offers must also be made in accordance with Rule 14, if applicable, and Rule 15 of the Takeover Code (as if Rules 14 and 15 applied to the Company).

154.10	Unless (a) the acquisition is a Permitted Acquisition, or (b) the Board determines otherwise, an acquisition of an interest in shares is a “Prohibited Acquisition” if Rules 4 (Restrictions on dealings), 5 (Timing restrictions on acquisitions), 6 (Acquisitions resulting in an obligation to offer a minimum level of consideration), 8.1 (Disclosure by an Offeror), 8.4 (Disclosure by Concert Parties) or 11 (Nature of consideration to be offered) of the Takeover Code would in whole or part apply to the acquisition if the Company were subject to the Takeover Code and the acquisition of such interest in shares were made (or, if not yet made, would, if and when made, be) in breach of or otherwise would not comply with Rules 4, 5, 6, 8.1, 8.4 or 11 of the Takeover Code.

154.11

The Board has full authority to determine the application of this Article including as to the deemed application of relevant parts of the Takeover Code (as if it applied to the Company). Such authority shall include all discretion vested in the Takeover Panel (as if the Takeover Code applied to the Company). Any resolution or determination of, or decision or exercise of any discretion or power by, the Board acting in good faith and on such grounds as the Board shall genuinely consider reasonable, irrespective of whether such grounds would be considered reasonable by any other party with or without the benefit of hindsight, shall be conclusive and binding on all persons concerned and shall not be open to challenge, whether as to its validity or otherwise on any ground whatsoever and, in the absence of fraud, the Board shall not owe any duty of care to or have any liability to any person in respect of any cost, loss or expense as a result of any such resolution, determination, decision or exercise of any discretion or power. The Board shall not be required to give any reasons for any decision, determination, resolution or declaration taken or made in accordance with this Article 154.

154.12	Where used in this Article, the phrases “offer” and “voting rights” shall have the meanings ascribed to them in the Takeover Code.

154.13	Where used in this Article, the phrase “Depositary” shall mean any depositary, clearing agency, custodian, nominee or similar entity approved by the Board that holds legal title to shares for the purposes of facilitating beneficial ownership of such shares by other persons.

155.	APPLICATION OF CERTAIN ARTICLES

155.1	The provisions of Articles 12 and 154 shall be valid and binding on the Company and its members only for so long as the Takeover Code is not deemed by the Takeover Panel to be applicable to the Company. If the Takeover Code is deemed by the Takeover Panel to be applicable to the Company, the provisions of Articles 12 and 154 shall cease to apply in respect of the Company and its members.

156.	DISPUTE RESOLUTION

156.1	The courts of England and Wales shall have exclusive jurisdiction to determine any dispute brought by a member in that member’s capacity as such, or as a purported derivative claim in respect of a cause of action vested in the Company or seeking relief on behalf of the Company, against the Company and/or the Board and/or any of the directors or officers individually, arising out of or in connection with the Articles or (to the maximum extent permitted by applicable law) otherwise.

156.2	Damages alone may not be an adequate remedy for any breach of this Article 156, so that, in the event of a breach or anticipated breach, the remedies of injunction and/or an order for specific performance would in appropriate circumstances be available.

156.3	The governing law of the Articles is the substantive law of England.

156.4	For the purposes of this Article 156:

(A)	a “dispute” shall mean any dispute, controversy or claim;

(B)	references to “Company” shall be read so as to include each and any of the Company’s subsidiary undertakings from time to time; and

(C)	“director” shall be read so as to include each and any director of the Company from time to time in his capacity as such or as an employee of the Company and shall include any former director of the Company.

APPENDIX

SUMMARY OF EXAMPLE TERMS

RIGHTS TO PURCHASE SHARES OF NEW STERIS PLC

Subject to the provisions of the Companies Act 2006 and every other enactment from time to time in force concerning companies (including any orders, regulations or other subordinate legislation made under the Companies Act 2006 or any such other enactment), so far as they apply to or affect New STERIS Plc (the “Company”), the Board of Directors of the Company (the “Board”) may exercise any power of the Company to establish a shareholders rights plan (the “Rights Plan”). The Rights Plan may be in such form as the Board shall in its absolute discretion decide and may in particular (but without restriction or limitation) include such terms as are described in this Summary of Example Terms.

Pursuant to the Rights Plan, the Board would declare and issue one Share Purchase Right (a “Right”) for each outstanding Ordinary Share of the Company (the “Ordinary Shares”). Each Right would entitle the registered holder, upon payment to the Company of the price per Right specified in the Rights Plan, to have delivered to such holder Ordinary Shares, [Depositary Interests] or shares of any other class or series as specified in the Rights Plan (a “Share”), subject to adjustment.

Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons or persons acting in concert (a “group”) has acquired beneficial ownership of or an interest in 20% or more of the outstanding Ordinary Shares [and Depositary Interests (without duplication)] (such person or group, an “Acquiring Person”) and (ii) 10 business days (or such later date as may be determined by action of the Board prior to such time as any person or group were to become an Acquiring Person) following the commencement of, or announcement of an intention to make, a takeover offer by a person or group the consummation of which would result in the beneficial ownership of or an interest in 20% or more of the outstanding Ordinary Shares [and Depositary Interests (without duplication)] being acquired by that person or group (the earlier of such dates being called the “Distribution Date”), each Right would be associated with an individual Ordinary Share [or Depositary Interest, as applicable,] and the Rights would be transferred with and only with the Ordinary Shares [or Depositary Interests, as applicable].

After the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) would be mailed to (or credited to the account of) holders of record of the Ordinary Shares [and Depositary Interests (without duplication)] as of the close of business on the Distribution Date. Such separate Right Certificates alone would then evidence the Rights and the Rights would then be separately transferable.

The Rights would not be exercisable until the Distribution Date. The Rights would expire on a date to be specified in the Rights Plan, unless the Rights were earlier redeemed or exchanged by the Company.

After the Distribution Date, each holder of a Right, other than Rights held by or on behalf of any Acquiring Person (which would thereupon become void), would thereafter have the right to receive upon exercise of a Right that number of Shares having a market value of two times the exercise price for the Right.

If, after a person or group were to become an Acquiring Person, the Company were to be acquired by a third party (including an Acquiring Person) in a securities exchange, proper provisions would be made so that each holder of a Right (other than Rights held by or on behalf of an Acquiring Person, which would have become void) would thereafter have the right to receive upon the exercise of a Right that number of shares of such third party (including an Acquiring Person) (or its parent) that at the time of such acquisition would have a market value of two times the exercise price of the Right.

At any time after any person or group were to become an Acquiring Person and prior to the acquisition by such Acquiring Person of an interest in 50% or more of the outstanding Ordinary Shares [and Depositary Interests (without duplication)], the Board would have the authority to exchange or cause to be exchanged the Rights

(other than Rights held by or on behalf of such Acquiring Person, which would have become void), in whole or in part, for Shares at an exchange ratio of one Share per Right, subject to the receipt of any consideration required by applicable law to be received by the Company in respect of the same.

At any time before any person or group were to become an Acquiring Person, the Board would have the authority to redeem the Rights in whole, but not in part, at a price per Right to be specified in the Rights Plan (the “Redemption Price”).

Before any person or group became an Acquiring Person, the Board would have the authority, except with respect to the Redemption Price, to amend the Rights Plan in any manner, subject to applicable law and any restrictions set forth in the Articles of Association of the Company. After any person or group became an Acquiring Person, the Board would have the authority, except with respect to the Redemption Price, to amend the Rights Plan in any manner that would not adversely effect the interests of holders of the Rights (other than Rights held by or on behalf of any Acquiring Person, which would have become void).

Before the exercise of a Right, a Right would not entitle the holder thereof to any rights as a [Depositary Interest holder or] shareholder of the Company including, without limitation, the right to vote or receive dividends in respect of such Right.

ANNEX D

Fairness Opinion of Lazard Freres & Co. LLC

October 12, 2014

The Board of Directors

STERIS Corporation

5960 Heisley Road

Mentor, OH 44060

Dear Members of the Board:

We understand that STERIS Corporation, an Ohio corporation (“STERIS”), proposes to cause Solar New HoldCo Limited, a private limited company incorporated under the laws of England and Wales (“New STERIS”), to acquire, pursuant to a scheme of arrangement under Part 26 of the Companies Act 2006 (the “Companies Act”) (or, if STERIS so elects, by means of a takeover offer as defined in section 974 of the Companies Act), Synergy Health plc, a public company limited by shares and organized under the laws of England and Wales (“Synergy”), on the terms set forth in the announcement to be issued by STERIS, New STERIS and Synergy pursuant to Rule 2.7 of the City Code on Takeovers and Mergers on or about the date hereof (such announcement, the “Announcement” and the acquisition contemplated by the Announcement, the “Acquisition”), which terms provide that, in the Acquisition, each outstanding ordinary share of 0.625 pence each in the capital of Synergy (“Synergy Common Stock”), will be acquired by New STERIS in exchange for the right to receive £4.39 in cash and 0.4308 ordinary shares, par value £0.10 per share, of New STERIS (each, a “New STERIS Share”). We further understand that, in connection with, and as a condition to consummation of, the Acquisition, New STERIS, STERIS, Solar U.S. Holding Co., a Delaware corporation and wholly owned subsidiary of New STERIS, Solar US Parent Co., a Delaware corporation and indirect wholly owned subsidiary of New STERIS (“STERIS U.S.”) and Solar U.S. Merger Sub Inc., an Ohio corporation and indirect wholly owned subsidiary of New STERIS (“STERIS Merger Sub”), propose to enter into an Agreement and Plan of Merger, dated October 12, 2014 (the “Merger Agreement”), pursuant to which STERIS Merger Sub will merge with and into STERIS (the “Merger” and, together with the Acquisition, collectively, the “Transaction”), and each outstanding share of common stock, no par value per share, of STERIS (“STERIS Common Stock”), other than shares of STERIS Common Stock that are held in treasury by STERIS or owned of record by STERIS U.S. or STERIS Merger Sub, will be converted into the right to receive one New STERIS Share (the “Merger Consideration”). As a result of the Transaction, STERIS and Synergy will each become wholly owned direct (in the case of Synergy) or indirect (in the case of STERIS) subsidiaries of New STERIS. The terms and conditions of the Transaction are more fully set forth in the Announcement and the Merger Agreement.

You have requested our opinion as of the date hereof as to the fairness, from a financial point of view, to the holders of STERIS Common Stock (other than STERIS, STERIS U.S. and STERIS Merger Sub), of the Merger Consideration (after giving effect to the consummation of the Acquisition) to be received by such holders in the Transaction.

In connection with this opinion, we have:

(i)	Reviewed the financial terms and conditions of the draft Announcement and the draft Merger Agreement;

(ii)	Reviewed certain publicly available historical business and financial information relating to Synergy and STERIS;

(iii)	Reviewed various financial projections and other data provided to us by the management of Synergy relating to the business of Synergy, reviewed various financial projections and other data provided to us by the management of STERIS relating to the business of Synergy (including financial projections relating to the business of Synergy under a “Case 1” scenario and a “Case 2” scenario), reviewed financial projections and other data provided to us by the management of STERIS relating to the business of STERIS and reviewed the projected synergies and other benefits, including the amount and timing thereof, anticipated by the management of STERIS to be realized from the Transaction;

(iv)	Held discussions with members of the senior management of Synergy with respect to the business and prospects of Synergy, held discussions with members of the senior management of STERIS with respect to the businesses and prospects of Synergy and STERIS, and held discussions with members of the senior management of STERIS and Synergy with respect to the projected synergies and other benefits anticipated by the managements of STERIS and Synergy to be realized from the Transaction;

(v)	Reviewed public information with respect to certain other companies in lines of business we believe to be generally relevant in evaluating the businesses of Synergy, STERIS, and New STERIS;

(vi)	Reviewed the financial terms of certain business combinations involving companies in lines of business we believe to be generally relevant in evaluating the business of Synergy;

(vii)	Reviewed historical stock prices and trading volumes of Synergy Common Stock and STERIS Common Stock;

(viii)	Reviewed the potential pro forma financial impact of the Transaction on New STERIS based on the financial projections referred to above relating to Synergy and STERIS; and

(ix)	Conducted such other financial studies, analyses and investigations as we deemed appropriate.

We have assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. We have not conducted any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of Synergy or STERIS or concerning the solvency or fair value of Synergy or STERIS, and we have not been furnished with any such valuation or appraisal. At your direction, for purposes of our analysis, we have utilized the financial projections and other data prepared by the management of STERIS. With respect to the financial projections utilized in our analyses, including those related to projected synergies and other benefits anticipated by the management of STERIS to be realized from the Transaction, we have assumed, with the consent of STERIS, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of Synergy and STERIS, respectively, and such synergies and other benefits. In addition, we have assumed, with the consent of STERIS, that such financial projections and projected synergies and other benefits will be realized in the amounts and at the times contemplated thereby. We assume no responsibility for and express no view as to any such projections or the assumptions on which they are based.

Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof. We do not express any opinion as to the prices at which shares of STERIS Common Stock, Synergy Common Stock or New STERIS Shares may trade at any time subsequent to the announcement of the Transaction. Our opinion does not address the relative merits of the Transaction as compared to any other transaction or business strategy in which STERIS might engage or the merits of the underlying decision by STERIS to engage in the Transaction.

In rendering our opinion, we have assumed, with the consent of STERIS, that the Transaction will be consummated on the terms described in the Announcement and the Merger Agreement, without any waiver or modification of any material terms or conditions. Representatives of STERIS have advised us, and we have assumed, that the Announcement and the Merger Agreement, when executed, will conform to the drafts reviewed by us in all material respects. We also have assumed, with the consent of STERIS, that obtaining the necessary governmental, regulatory or third party approvals and consents for the Transaction will not have an adverse effect on STERIS, Synergy or the Transaction. We do not express any opinion as to any tax or other consequences that might result from the Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that STERIS obtained such advice as it deemed necessary from qualified professionals. We express no view or opinion as to any terms or other aspects (other than the Merger Consideration to the extent expressly specified herein) of the Transaction, including, without limitation, the form or structure of the Transaction or any agreements or arrangements entered into in connection with, or contemplated by, the Transaction. In addition, we express no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Transaction, or class of such persons, relative to the Merger Consideration or otherwise.

Lazard Frères & Co. LLC (“Lazard”) is acting as financial advisor to STERIS and New STERIS in connection with the Transaction and will receive a fee for such services, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the closing of the Transaction. We in the past have provided and currently are providing certain investment banking services to STERIS and in the future may provide certain investment banking services to New STERIS and certain of its affiliates, for which we have received and may receive compensation, including, in the past two years, having advised STERIS on the acquisitions of Integrated Medical Systems International, Spectrum Surgical Instruments and Total Repair Express and other matters. In addition, in the ordinary course, Lazard and our affiliates and employees may trade securities of STERIS, Synergy and certain of their respective affiliates for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of STERIS, Synergy and certain of their respective affiliates. The issuance of this opinion was approved by the Opinion Committee of Lazard.

Our engagement and the opinion expressed herein are for the benefit of the Board of Directors of STERIS (in its capacity as such) and our opinion is rendered to the Board of Directors of STERIS in connection with its evaluation of the Transaction. Our opinion is not intended to and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to the Transaction or any matter relating thereto.

Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Merger Consideration (after giving effect to the consummation of the Acquisition) to be received by the holders of STERIS Common Stock (other than STERIS, STERIS U.S. or STERIS Merger Sub) in the Transaction is fair, from a financial point of view, to such holders.

Very truly yours, LAZARD FRERES & CO. LLC

By	/s/ Stephen H. Sands
Stephen H. Sands Managing Director

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mentor, State of Ohio, on February 6, 2015.

New STERIS Limited

By:	/s/ Michael J. Tokich
	Name:	Michael J. Tokich
	Title:	Senior Vice President, Chief Financial Officer, Chief Accounting Officer, Treasurer and Director

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated, on February 6, 2015.

Signature	Title

/s/ Walter M Rosebrough, Jr. Name: Walter M Rosebrough, Jr.	President and Chief Executive Officer, Director (Authorized Representative in the United States)

/s/ Michael J. Tokich Name: Michael J. Tokich	Senior Vice President, Chief Financial Officer, Chief Accounting Officer, Treasurer and Director

S-1

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20.	Indemnification of Directors and Officers

New STERIS is currently a private limited company incorporated under the law of England and Wales, but will be re-registered as a public limited company prior to the completion of the Combination. Chapter 7 of Part 10 of the Companies Act contains provisions protecting directors from liability. All statutory references in this Item 20 are to the Companies Act.

Section 232(1) makes void any provision that purports to exempt a director of a company from any liability that would otherwise attach to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company.

Section 232(2) makes similar provisions in respect of indemnities provided for a director, discussed more fully below:

(a) liability insurance within Section 233; and

(b) qualifying third-party indemnity provisions falling within Section 234.

Section 233 permits liability insurance, commonly known as directors’ and officers’ liability insurance, purchased and maintained by a company against liability for negligence, default, breach of duty or breach of trust in relation to the company.

Section 234 allows for New STERIS to provide an indemnity against liability incurred by a director to someone other than New STERIS or an associated company. Such an indemnity does not permit indemnification against liability to pay criminal fines or civil penalties to a regulatory authority or the costs of an unsuccessful defense of criminal or civil proceedings or application for relief under Sections 661 (power of court to grant relief in case of acquisition of shares by innocent nominee) or 1157 (general power of court to grant relief in case of honest and reasonable conduct) of the Companies Act.

Any indemnity provided under Section 234 must be disclosed in the company’s annual report in accordance with Section 236 and copies of such indemnification provisions made available for inspection in accordance with Section 237 (and every member has a right to inspect and request such copies under Section 238).

Conduct of a director amounting to negligence, default, breach of duty or breach of trust in relation to the company can be ratified, in accordance with Section 239, by a resolution of the members of the company, disregarding the votes of the director (if a member) and any connected member.

To the extent permitted by the Companies Act (as amended from time to time) and without prejudice to any indemnity to which any person may otherwise be entitled, the articles of association of New STERIS provide for indemnification to the fullest extent permitted under law. Under the New STERIS articles of association, any expansion of the protection afforded to every director or other officer of New STERIS (other than any person (whether an officer or not) engaged by New STERIS as an auditor) by the Companies Act will automatically extend to New STERIS’s directors or other officers of New STERIS (other than any person (whether an officer or not) engaged by New STERIS as an auditor).

Where a person is indemnified against any liability in accordance with this Item 20, such indemnity shall extend, to the extent permitted by the Companies Act, to all costs, charges, losses, expenses and liabilities incurred by him in relation thereto.

II-1

In addition, to the fullest extent permitted by law and without prejudice to any other indemnity to which the director may otherwise be entitled, New STERIS will enter into deeds of indemnity with its directors and officers. Under the deeds of indemnity, New STERIS will indemnify its directors and officers to the fullest extent permitted or authorized by the Companies Act, as it may from time to time be amended, or by any other statutory provisions authorizing or permitting such indemnification.

The directors of New STERIS will, to the fullest extent permitted by law, also be entitled to coverage pursuant to STERIS’s current directors’ and officers’ liability insurance.

Item 21.	Exhibits and Financial Statement Schedules

The exhibits listed below in the “Exhibit Index” are filed as part of, or are incorporated by reference in, this registration statement and are numbered in accordance with Item 601 of Regulation S-K.

Item 22.	Undertakings

The undersigned registrant hereby undertakes as follows: That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

The registrant undertakes that every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415 (§ 230.415 of this chapter), will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

II-2

NEW STERIS LIMITED

EXHIBIT INDEX

Exhibit No.	Description of Document

2.1	Agreement and Plan of Merger, dated as of October 13, 2014, by and among Solar New HoldCo Limited, a private limited company incorporated under the laws of England and Wales, STERIS Corporation, an Ohio corporation, Solar US Holding Co., a Delaware corporation and wholly owned subsidiary of New Holdco, Solar US Parent Co., a Delaware corporation and indirect wholly owned subsidiary of New Holdco and Solar US Merger Sub Inc., an Ohio corporation and indirect wholly owned subsidiary of New Holdco (included as Annex A to the proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference)

3.1	Articles of Association of New STERIS Limited (included as Annex C to the proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference)

5.1†	Opinion of Jones Day as to the validity of the securities being registered

8.1†	Opinion of Wachtell, Lipton, Rosen & Katz, as to certain U.S. federal income tax matters

8.2†	Opinion of Jones Day as to certain U.K. tax matters

10.1†	364-Day Bridge Credit Agreement, dated as of October 13, 2014, among Solar US Parent Co., STERIS Corporation, Bank of America, N.A. as Administrative Agent and lender and the other lenders party thereto (incorporated herein by reference to Exhibit 10.1 of the Current Report of STERIS Corporation on Form 8-K filed with the Commission on October 13, 2014)

10.2†	Amendment No. 2, dated as of October 7, 2014, to the Third Amended and Restated Credit Agreement, dated as of April 13, 2012, by and among STERIS, the lenders from time to time party thereto and KeyBank National Association, as administrative agent (incorporated herein by reference to Exhibit 10.2 of the Current Report of STERIS Corporation on Form 8-K filed with the Commission on October 13, 2014)

23.1	Consent of Ernst & Young LLP concerning the financial statements of STERIS

23.2	Consent of KPMG LLP concerning the financial statements of Synergy

23.3†	Consent of Jones Day (included in Exhibit 5.1)

23.4†	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 8.1)

99.1†	Consent of Lazard & Co.

99.2	Form of STERIS Proxy Card

99.3†	Consent of Richard C. Breeden

99.4†	Consent of Cynthia L. Feldmann

99.5†	Consent of Jacqueline B. Kosecoff

99.6†	Consent of David B. Lewis

99.7†	Consent of Kevin M. McMullen

99.8†	Consent of Walter M Rosebrough, Jr.

99.9†	Consent of Mohsen M. Sohi

99.10†	Consent of John P. Wareham

99.11†	Consent of Loyal W. Wilson

99.12†	Consent of Michael B. Wood

99.13†	Consent of Dr. Richard Steeves

†	Previously filed.

EXH-1